Form 20-F
period 2015-12-31
Jupai Holdings Ltd
filed 2016-04-22
CIK 1616291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

OR

☐             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐             SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

Commission file number: 001-37485

Jupai Holdings Limited
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Yinli Building, 8/F
788 Guangzhong Road
Jingan District
Shanghai 200072
People’s Republic of China
(Address of Principal Executive Offices)

Min Liu, Chief Financial Officer

Yinli Building, 8/F
788 Guangzhong Road
Jingan District
Shanghai 200072
People’s Republic of China
Phone: (86 21) 6026-9003
Email: maine.liu@jpinvestment.cn
Fax: (86 21) 6086-8856
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

American Depositary Shares, each representing six
ordinary shares
Ordinary shares, par value US$0.0005 per share*
*Not for trading, but only in connection with the
listing on the New York Stock Exchange of American
depositary shares.

New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

179,586,759 ordinary shares as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐  Item 17   ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  ☐  Yes   ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Jupai,” “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited and its subsidiaries, the Company’s variable interest entities, or VIEs, and their respective subsidiaries;

•                  “ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0005 per share;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•                  “U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet as of December 31, 2014 and 2015.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of the wealth management services market as well as the asset management services market;

•                  our expectations regarding demand for, and market acceptance of, our services;

•                  PRC governmental regulations and policies governing the financial services and wealth management industries;

•                  competition in the wealth management services industry as well as the asset management services industry; and

•                  general economic and business conditions, particularly in China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations, comprehensive income and cash flows data for the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations, comprehensive income and cash flows data for the years ended December 31, 2012 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. The Company uses the average exchange rates for the applicable period and the exchange rates at the applicable balance sheet date to translate the operating results and financial information, as applicable.

	For the Year Ended December 31,
	2012	2013	2014	2015
	(in US$, except share and share related data)
Summary Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	8,319,263	20,297,018	33,480,210	42,208,971
Related-party revenues	—	2,297,763	5,657,828	53,320,333
Total revenues	8,319,263	22,594,781	39,138,038	95,529,304
Business taxes and related surcharges	(44,894)	(164,160)	(225,669)	(1,177,738)
Net revenues	8,274,369	22,430,621	38,912,369	94,351,566
Operating cost and expenses:
Cost of revenues	(363,071)	(3,703,030)	(10,657,267)	(37,414,007)
Selling expenses	(864,670)	(3,846,855)	(5,768,356)	(13,810,241)
General and administrative expenses	(1,936,793)	(4,411,080)	(7,009,332)	(14,553,357)
Other operating income — government subsidy	196,339	777,415	2,363,893	3,755,759
Total operating cost and expenses	(2,968,195)	(11,183,550)	(21,071,062)	(62,021,846)
Income from operations	5,306,174	11,247,071	17,841,307	32,329,720
Other income (expenses):
Realized exchange gain	—	—	—	332,239
Gain from deconsolidation of subsidiaries	—	—	102,089	—
Interest income	8,968	65,095	187,285	443,204
Investment income	322,829	1,092,579	2,053,748	3,024,914
Gain from disposal of investment in affiliates	—	—	—	369,472
Interest expense	—	(15,602)	(14,961)	—
Total other income	331,797	1,142,072	2,328,161	4,169,829
Income before taxes and income (loss) from equity in affiliates	5,637,971	12,389,143	20,169,468	36,499,549
Income tax expense	(1,529,056)	(3,202,880)	(5,617,343)	(10,663,384)
(Loss) gain from equity in affiliates	(122,142)	(135,892)	78,015	687,225
Net income	3,986,773	9,050,371	14,630,140	26,523,390
Net loss (income) attributable to non-controlling interests	69	104,694	(257,840)	(2,186,377)
Net income attributable to Jupai shareholders	3,986,842	9,155,065	14,372,300	24,337,013
Deemed dividend on Series B convertible redeemable preferred shares	—	—	(7,563,669)	—
Net income attributable to ordinary shareholders	3,986,842	9,155,065	6,808,631	24,337,013
Net income per share:
Basic	0.04	0.09	0.06	0.17
Diluted	0.04	0.09	0.06	0.16
Weighted average number of shares used in computation:
Basic	100,000,000	100,000,000	83,683,960	114,124,300
Diluted	100,000,000	100,866,480	114,445,361	119,598,947

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013, 2014 and 2015:

	As of December 31,
	2012	2013	2014	2015
	(in US$)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	959,595	5,343,342	31,557,233	122,504,799
Short-term investments	1,922,512	5,049,360	10,661,372	11,156,616
Total current assets	11,677,065	25,875,631	53,539,720	153,068,268
Goodwill	—	—	—	39,995,458
Advanced payment for acquisition	—	—	—	14,612,634
Investment in affiliates	552,277	1,741,869	2,284,687	11,577,995
Total assets	15,078,458	32,554,337	67,313,863	241,684,476
Total current liabilities	2,353,016	7,675,541	19,464,239	58,136,671
Total liabilities	2,937,308	8,711,201	20,735,205	71,629,485
Total liabilities, mezzanine equity and equity	15,078,458	32,554,337	67,313,863	241,684,476

The following table presents a summary of our consolidated cash flows data for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014	2015
	(in US$)
Summary Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	1,571,870	17,306,401	24,443,395	55,701,144
Net cash provided by (used in) investing activities	(5,493,393)	(15,137,840)	(6,046,958)	(9,325,417)
Net cash provided by (used in) financing activities	4,872,900	2,125,112	7,761,042	47,735,317
Effect of exchange rate changes	2,193	90,074	56,412	(3,163,478)
Net increase (decrease) in cash and cash equivalents	953,570	4,383,747	26,213,891	90,947,566
Cash and cash equivalents at beginning of period	6,025	959,595	5,343,342	31,557,233
Cash and cash equivalents at end of period	959,595	5,343,342	31,557,233	122,504,799

Exchange Rate Information

This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate as set forth in the H. 10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations of financial data from RMB to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate the prospects of our business model, which relies heavily on our wealth management product advisory services.

We have a limited operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We have also started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. Our net revenues increased rapidly from US$22.4 million in 2013 to US$38.9 million in 2014 and to US$94.4 million in 2015. However, our historical growth rate may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past. In addition, as the provision of our asset management and other services is at an early stage, we cannot assure you that these businesses will continue to grow or our attempts to further expand our service offerings will be successful.

In addition, the development of our business will primarily depend on the continued and growing demand for our services and products. Any failure on our part to keep up with the development of the wealth management service and asset management service sectors or our failure to respond to product innovation may materially and adversely affect the growth of our business.

You should consider our prospects in light of the risks and uncertainties that fast-growing companies with limited operating histories may encounter.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. Factors relating to our business that may impact our growth and cause fluctuations include:

•                  a decline or slowdown of the growth in the value of products we distribute or manage;

•                  a reduction of the value of our invested assets and the investment returns credited to investors, which could reduce revenues from the asset management services;

•                  changes in laws or regulatory policies that could impact our ability to provide wealth management product advisory services and/or asset management services to our clients;

•                  negative publicity regarding the financial services industry in China;

•                  unanticipated delays of product or service rollouts;

•                  unanticipated changes to economic terms in contracts with our wealth management product providers, including renegotiations that may not be favorable to us or our clients;

•                  failure to enter into contracts with new wealth management product providers and cancellations of existing contracts with wealth management product providers;

•                  increases in the number of clients who decide to terminate their relationship with us or who ask us to redeem their investment in the products that we distribute; and

•                  continued volatility or declines in the equity, debt or real estate markets that reduce the assets under our management and may result in the clients’ withdrawing their investments.

We believe that our continued growth will depend on our ability to effectively implement our business strategies and address the above listed factors that may affect us.

In order to strengthen our leading market position in the third-party wealth management service industry in China, we need to allocate substantial resources to design and develop high-quality products, enhance our ability to source and distribute third-party wealth management products and continue to grow our asset management business, all of which require us to further expand, train, manage and motivate our workforce and maintain our relationships with our clients, third-party product developers, corporate borrowers, and other industry players such as financial institutions and asset management companies. Our capital expenditure may increase due to establishment of additional offices and client centers so as to increase our market penetration. We anticipate that we will also need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and significant additional expenditure. In addition, in July 2015 upon the completion of our initial public offering, we acquired Scepter Pacific Limited, or Scepter Pacific, which provides asset management services through its subsidiaries and consolidated entities under the trade name of E-House Capital.  E-House Capital is focused on the design and management of real estate or related investment projects and funds. The integration of the asset management business from E-house Capital into our company may demand additional resources and management attention from us. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. Depending on the type of products and services being offered, the business operation may be subject to the supervision and scrutiny by different authorities. To date, the PRC government has not adopted a unified regulatory framework governing the distribution or management of wealth management products. However, there are laws and regulations governing certain wealth management products that we distribute or manage, such as private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products.

New laws and regulations may be adopted to require additional licenses and permits. Our business may be adversely affected if the relevant authorities enhance their scrutiny over the wealth management products we distribute or manage. Currently, a license is required for sales of asset management plans. We believe such license is not required for our sourcing and distribution of wealth management products which feature asset management plans because, while we facilitate the sale of these products and provide ancillary consulting services, we are not directly selling asset management plans to and do not enter into the agreements with end customers. However, due to the lack of a clear and consistent regulatory framework for the sale of asset management plans, we cannot assure you that the relevant PRC government will agree with our interpretation of sales of the relevant rules. If the PRC government interprets the relevant rules differently and deems our services as sales of asset management plans, we may have to change our business model or cease to provide services relating to asset management plans. As a result, our business, results of operations and prospects would be adversely affected.

We cannot assure you that we will be able to maintain our existing licenses or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. For example, we sell mutual fund products and asset management plans relying on a license that was issued by the China Securities Regulatory Commission, or the CSRC, to Shanghai Jupai Yumao Fund Sales Co., Ltd., or Yumao, a subsidiary of Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai, in December 2014 to sell mutual fund products or other regulated fund products. We refer to “mutual fund” as a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within China, and the related capital are managed by fund managers and placed in the custody of fund custodians, and invested in securities portfolios for the holders of fund shares. We cannot assure you that we will be able to maintain our license to sell mutual fund products or other regulated fund products. In addition, we have provided consulting services to insurance brokerage companies in relation to our clients’ purchase of their insurance products. In the future, we plan to engage in the insurance brokerage business in China for which a license would be required. We cannot assure you that we will be able to obtain this license. The failure to obtain, retain or renew any of these licenses could materially disrupt our business and future expansion plans.

In addition, if future PRC regulations require that we obtain additional licenses or permits in order to continue to conduct our business operations, there is no guarantee that we would be able to obtain such licenses or permits in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected. See “Item 4. Information on the Company — B. Business Overview — Regulation.”

We may not be able to continue to retain or expand our high-net-worth client base or maintain or increase the amount of investment made by our clients in the products we distribute.

We target China’s large population of high-net-worth individuals as our clients. In light of China’s ever-evolving wealth management industry for high-net-wealth individuals we cannot assure you that we will be able to maintain and increase the number of our clients or that our existing clients will maintain the same level of investment in the wealth management products that we distribute. As this industry in China is at an early stage of development and highly fragmented and has low barriers to entry, our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base. We may lose our leading position if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn affect our financial condition and operational results.

If we cannot identify or effectively control the various risks involved in the wealth management products that we distribute or manage, our reputation, client relationships and overall business operations will be adversely affected.

We distribute a broad selection of third-party and self-developed wealth management products, including fixed income products, private equity and venture capital funds, public market products, insurance products and alternative investments, for which we may generate revenue based on one-time commissions and recurring fees. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and others. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although, the product providers or corporate borrowers of the wealth management products we distributed are typically directly liable to our clients in the event of a product default or otherwise, these incidences may negatively impact the performance of the applicable products that we distribute and adversely affect our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our wealth management product advisors not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks.

If we fail to identify and effectively control the risks associated with the products that we distribute or manage, or fail to disclose such risks to our clients in a sufficiently clear manner, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendations, our reputation, client relationship, business and prospects will be materially and adversely affected. The poor performance of such products and services, whether self-developed or sourced from third parties, or negative perceptions of the firms offering such products and services, may adversely:

•                  affect our distribution of such products and reduce our revenue;

•                  impact client confidence in the products we distribute; or

•                  impede the launch of new products or fund raising activities in connection with our asset management business.

Any harm to our reputation or failure to further enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our reputation and brand recognition, including the brand of E-House Capital, is critical to the success of our business. We believe a well-recognized brand is crucial to increasing our high-net-worth client base and, in turn, facilitate our effort to monetize our services and enhancing our attractiveness to our clients and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed.

Any perception that the quality of our wealth management product recommendations or the management capabilities of our fund products may not be the same as or better than that of other wealth management advisory firms or product distributors or other asset management firms can also damage our reputation. For example, if the performance of our fund of funds products or real estate or related fund products falls below expectations, they may be linked to negative perceptions that may damage our reputation and brand recognition. Moreover, any negative media publicity about any of the products that we distributed, the financial services industry or wealth management service industry in general, or product or service quality problems at other firms in the industry, including our competitors, may also negatively impact our reputation and brand. Negative perceptions of certain financial products and services, or the financial industry in general, may increase the number of withdrawals and redemptions or reduce purchases made by our clients, which would adversely impact our revenues and liquidity position.

If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, wealth management product providers and key employees could be harmed and, as a result, our business and revenues would be materially and adversely affected.

Our future success depends on our continued efforts to retain our existing management team and other key management as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

Our future success depends heavily on the continued services of our current executive officers. If any of our executive officers or other key management are unable or unwilling to stay in their present positions, we may not be able to find suitable replacements, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key management joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each executive officer has entered into confidentiality and non-competition agreements with us. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC law and regulations could limit the legal protections available to you and us.”

We also rely on the skills, experience and efforts of our experienced service professionals, including our wealth management product advisors, client managers and product development personnel. Our wealth management product advisors and client managers mainly recommend wealth management products. Our asset management personnel also design our self-developed products. The investment performance of products distributed or managed by us and the retention of our clients are partly dependent upon the strategies carried out and performance by our talents. The market for these talents is extremely competitive. The turnover rate of our wealth management product advisors, client managers and product development personnel for 2013, 2014 and 2015 is approximately 57%, 33% and 34%, respectively. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially and adversely impacted.

Our acquisition of or investment in complementary businesses and assets as well as formation of strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. In July 2015, we acquired Scepter Pacific. In January 2016, we acquired 78% interest in a peer-to-peer, or P2P, internet finance company. See also “Item 4. Information on the Company—C. History and Development of the Company.”  Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

•                  costs associated with, and difficulties in, integrating acquired businesses and managing newly acquired business;

•                  potentially significant goodwill impairment charges;

•                  high acquisition and financing costs;

•                  potential ongoing financial obligations and unforeseen or hidden liabilities;

•                  failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•                  potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•                  diversion of our resources and management attention.

Our failure to address these uncertainties and risks may have a material adverse effect on our liquidity, financial condition and results of operations.

Our acquisition of Scepter Pacific, the holding company of E-House Capital, may not yield the benefits we anticipate.

With respect to our acquisition of Scepter Pacific, the holding company of E-House Capital, we expect to see the synergy from this acquisition across a number of areas, including leveraging resources with real estate project developers and realizing efficiencies in expenses incurred in relation to asset management and other services. However, we may encounter difficulties integrating the acquired operations, services, corporate culture and personnel into our existing business and operations, which could divert significant management attention from existing business operations and harm our business. This acquisition will require our management to develop expertise in new areas, manage new business relationships and attract new types of customers.   The expected synergy may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the acquisition.  Failure to generate the synergy we anticipate from the expansion of our current asset management services could materially and adversely affect our business and results of operations.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the products that we distribute involve real estate or related assets, and this concentration is predominantly among the fixed income products that we distribute. In 2013, 2014 and 2015, the total value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 65%, 73% and 68%, respectively, of the total transaction value of all fixed income products we distributed in 2013, 2014 and 2015. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

The success of such products depends significantly on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices.

The PRC government has from time to time taken measures to cool the real estate market and to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. Such measures may depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate.

We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. These risks include those associated with general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control.

If significant fluctuations occur in China’s real estate industry, or the risks inherent in the ownership and operation of real estate materialize, they may result in decreased value and increased default rates of the wealth management products linked to real estate or the construction and development of the real estate that we distribute or manage, and reduced interest of our clients in purchasing such products, which account for a significant portion of our product choices. As a result, our revenues from such products could be adversely affected, which in turn may materially and negatively affect our overall financial condition and results of operations.

A drop in the investment performance for products distributed or managed by us or a decline in the value of the assets under our management could negatively impact our revenues and profitability.

Investment performance is a key competitive factor for products distributed or managed by us. Strong investment performance helps us to retain and expand our client base and helps generate new sales of products and services. Strong investment performance is therefore an important element to our goals of maximizing the value of products and services provided to our clients or the assets under our management. There can be no assurance as to how future investment performance will compare to our competitors or that historical performance will be indicative of future returns. Any drop or perceived drop in investment performance as compared to our competitors could cause a decline in sales of our investment products and services. These impacts may also reduce our aggregate amount of assets under management and management fees. Poor investment performance could also adversely affect our ability to expand the distribution of third-party wealth management products and our self-developed products.

In addition, the profitability of our growing asset management services depends on fees charged based on the value of assets under management. Any impairment on the value of the assets we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

If we breach the contractual obligations under the fund management documents or fiduciary duties we owe to the fund counterparties in connection with our asset management services, our results of operations will be adversely impacted.

Our asset management business has experienced substantial growth and is expected to continue to grow in the future. We intend to further develop our fund management business by offering and managing a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of fixed income funds.

Our asset management business involves inherent risks. For some of the funds that we self-develop or manage, such as contractual funds, we may be exposed to indemnity or other legal liabilities if we are deemed to have breached our legal obligations as fund managers under the fund management documents or fund subscription agreements, and are therefore susceptible to legal disputes and potentially significant damages. In cases where we serve as the general partner or co-general partner for the funds that are in the form of limited partnership, we are required to manage the funds for the limited partners or the investors. We may be removed by the limited partners without cause by their exercising their kick-out rights if they are not satisfied with our services in the roles of general partner or co-general partner of the funds. If we are deemed to have breached our fiduciary duty, we may be exposed to risks and losses related to legal disputes. We could also experience losses on our principal for funds invested by us and the entity as the general partner shall bear unlimited joint and several liabilities for the debts of any fund managed by it out of all its assets. We cannot assure you that our efforts to further develop the fund management business will be successful. If our asset management business fails, our future growth may be materially and adversely affected and our reputation and credibility may be damaged among high-net-worth individuals, which in turn may affect our wealth management product advisory services business.

Our risk management policies and procedures may not be fully effective in identifying or mitigating risk exposure in all market environments or against all types of risk, including employee and financial advisor misconduct.

We have devoted significant resources to developing our risk management policies and procedures and will continue to do so. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

Moreover, we are subject to the risks of errors and misconduct by our employees and advisors, which include:

•                  engaging in misrepresentation or fraudulent activities when marketing or distributing wealth management products to clients;

•                  improperly using or disclosing confidential information of our clients, third-party wealth management product providers or other parties;

•                  concealing unauthorized or unsuccessful activities; or

•                  otherwise not complying with laws and regulations or our internal policies or procedures.

Although we have established an internal compliance system to supervise service quality and regulation compliance, these risks may be difficult to detect in advance and deter, and could harm our business, results of operations or financial performance.

In addition, although we perform due diligence on potential clients, we cannot assure you that we will be able to identify all the possible issues based on the information available to us. If certain investors do not meet the relevant qualification requirements for products we distribute or under applicable laws, we may also be deemed in default of the obligations required in our contract with the product providers. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to properly record and verify a large number of transactions and events, and these policies and procedures may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Non-compliance on the part of third parties with which we conduct business could disrupt our business and adversely affect our results of operation.

Our third-party wealth management product providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We require the business counterparties in the financial services industry to provide their licenses, permits or filing documents in respect of the wealth management products before we distribute their products, but we cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations.

The impairment or negative performance of other financial services companies could adversely affect us.

We routinely work with counterparties in the financial services industry, including asset management companies, trust companies, insurers and other institutions, when providing our services. A decline in the financial condition of one or more financial services institutions may expose us to credit losses or defaults, limit our access to liquidity or otherwise disrupt the operations of our businesses. While we regularly assess our exposure to different industries and counterparties, the performance and financial strength of specific institutions are subject to rapid change, the timing and extent of which cannot be known.

Downgrades in the credit or financial strength ratings assigned to the counterparties with whom we transact or other adverse reputational impacts to such counterparties could create the perception that our financial condition will be adversely impacted as a result of potential future defaults by such counterparties. As a result, our operations and financial performances may be adversely impacted.

If the PRC governmental authorities penalize us for our historical promotion of collective fund trust plans, or trust plans, our business, results of operations and prospects may be adversely affected.

Under the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, issued by the China Banking Regulatory Commission, or the CBRC, on January 23, 2007, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009, entities that are not financial institutions cannot conduct “promotion” of collective fund trust plans, or trust plans. A “trust plan” refers to a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products. Trust products have been a major wealth management product available to high-net-worth individuals in China. The CBRC strengthened the regulation on promotion of trust plans in a recent circular and its implementation rules, which explicitly prohibit the trust companies from engaging any non-financial institutions to promote trust plans directly or indirectly through advisory, consulting, brokerage or other services. Our distribution of the trust plans and the relevant services we provided may be deemed as “promotion” of the trust plans under the PRC regulations and rules. We have ceased to provide service to new trust plans after the issuance of this circular by the CBRC in April 2014. However, we could also be penalized by the CBRC or other governmental authorities in relation to the trust plans that we assisted to distribute prior to the issuance of the CBRC circular, which could adversely impact our results of operations. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Trust Products.”

Any material decrease in the commission and fee rates for our services may have an adverse effect on our revenues, cash flow and results of operations.

We derive a significant portion of our revenues from commissions and recurring fees paid by wealth management product providers and corporate borrowers when our clients invest in the products we distribute. The commission and recurring fee rates are set by such product providers and corporate borrowers or negotiated between such parties and us, and vary from product to product. Although the fee rates within any given category of the products we distribute remained relatively stable during the applicable periods referenced in this annual report, future commission and recurring fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or corporate borrowers. These factors, which are not within our control, include the capacity of product providers to place new business and realize profits, client demand and preference for wealth management products, the availability of comparable products from other product providers at a lower cost, the availability of alternative wealth management products to clients and the tax deductibility of commissions and fees. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower commission rates or other less favorable terms, which could reduce our revenues. Although we believe that substitute third-party providers for most of the wealth management products we distribute are generally available, if some of our key wealth management product providers decide not to enter into new contracts with us, or our relationships with them are otherwise impacted, our business and operating results could be materially and adversely affected. Furthermore, as we continue to grow our asset management services, we may face similar fee rates risk in connection with our asset management services.

We depend on a small number of third-party product providers to derive a significant portion of our revenues and this dependence may continue.

Prior to 2015, we have a relatively high concentration of product providers and derive a significant portion of our revenues from a limited number of third-party wealth management product providers. Among our product providers, two of them accounted for more than 10% individually and 46.1% in the aggregate of the total value of products we distributed in 2013, two of them accounted for more than 10% individually and 39.6% in the aggregate of the total value of products we distributed in 2014, and one of them accounted for 11.3% of the total value of products we distributed in 2015.  Although our dependence on key product providers in terms of revenue contribution has declined in recent years, we cannot guarantee that this trend will continue.  We have maintained good relationships with our major product providers prior to 2015. We source many of our products from these providers mainly because of the historically reliable performance of their products, but we do not depend on these major providers as the only sources of quality investment products. We believe that, with our comprehensive due diligence, we can re-allocate the sources of our products to other product providers with which we currently cooperate or to identify new product providers in a flexible way to meet our clients’ investment needs. However, if we lose any one of our major product providers or any of these product providers significantly reduces its volume of business with us, our net revenues and profitability would be substantially reduced if we are unable to re-allocate the sources of products promptly, or at all. In addition, the product volume we source and distribute from specific product providers may vary from period to period, particularly because we are not the exclusive distributor for any particular product provider. Our high concentration of product providers may also adversely affect our ability to negotiate fee rates with these product providers, which may in turn materially and adversely affect our results of operations.

We derive a substantial portion of our revenues from several affluent cities in China, and we face market risk due to our concentration in these cities.

As of December 31, 2015, we derived our revenues from 50 client centers in 29 affluent cities in China, including Shanghai, Beijing, Hangzhou and Shenzhen. In 2015, approximately 69% of our total revenues were derived from Shanghai and Hangzhou alone. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

We may face increased competition and if we are unable to compete successfully, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented. As the industry develops, we may face increased competition. In distributing wealth management products, we face direct competition primarily from other third-party wealth management service providers such as Noah Holdings Limited. We also compete with many local PRC commercial banks and insurance companies that have their own wealth management teams and sales forces to distribute their products. In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management service industry may emerge, which could cause us to lose market share in key market segments.

Our competitors may have better brand recognition, stronger market influence, greater financial and/or marketing resources. For example, the commercial banks we compete with tend to enjoy distribution advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. Moreover, many wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings.

In addition, in the asset management service sector, we may face competition from mutual fund management companies and securities firms that have emerged or will emerge in the asset management business in China in the foreseeable future. With an increasing portion of wealth management products being distributed through online or mobile platforms, we expect we may potentially compete with an increasing number of internet finance enterprises.

Any failure to protect our clients’ privacy and confidential information could lead to legal liability, adversely affect our reputation and have a material adverse effect on our business, financial condition or results of operations.

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our high-net-worth clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems.

If we do not maintain adequate internal controls or fail to implement new or improved controls, this data could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we inappropriately disclose any client’s personal information, or if third parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. Any such event could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

We may not be able to prevent unauthorized use of our intellectual property, which could reduce demand for the products that we distribute and our services, adversely affect our revenues and harm our competitive position.

We rely primarily on a combination of copyright, trade secret, trademark and anti-unfair competition laws and contractual rights to establish and protect our intellectual property rights. We cannot assure you that the steps we have taken or will take in the future to protect our intellectual property or piracy will prove to be sufficient. For example, although we require our employees, wealth management product providers and others to enter into confidentiality agreements in order to protect our trade secrets, other proprietary information and, most importantly, our client information, these agreements might not effectively prevent disclosure of our trade secrets, know-how or other proprietary information and might not provide an adequate remedy in the event of unauthorized disclosure of such confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such parties. Implementation of intellectual property-related laws in China has historically been lacking, primarily due to ambiguity in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protection in China may not be as effective as in the United States or other countries. Current or potential competitors may use our intellectual property without our authorization in the development of products and services that are substantially equivalent or superior to ours, which could reduce demand for our solutions and services, adversely affect our revenues and harm our competitive position. Even if we were to discover evidence of infringement or misappropriation, our recourse against such competitors may be limited or could require us to pursue litigation, which could involve substantial costs and diversion of management’s attention from the operation of our business.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Some third parties may own technology patents, copyrights, trademarks, trade secrets and Internet content, which they may use to assert claims against us. We require our advisors, managers and relevant staff to sign agreements upon joining our company, to undertake to follow certain procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Legal or administrative proceedings or allegations against us or our management could have a material adverse impact on our reputation, results of operations, financial condition and liquidity.

We have not been subject to legal or administrative proceedings or third-party allegations historically which were likely to have had a material adverse effect on our business, financial condition or results of operations. We have been, and may from time to time in the future become, a party to such proceedings or claims arising in the ordinary course of our business. For example, in July 2015, Shanghai Jupai was named as a defendant in a civil claim by two investors who invested in a third-party fund product at the advisory of Shanghai Jupai. After default by that fund in paying the plaintiffs the promised investment returns, the two plaintiffs filed lawsuit alleging that Shanghai Jupai shall be jointly liable with the fund the plaintiffs invested in for the return of the investment as a result of alleged misconducts by Shanghai Jupai, such as the alleged misrepresentation by Shanghai Jupai of information concerning the investment project and sought payment by Shanghai Jupai of such investment return. Shanghai Jupai is not a partner of such third-party fund nor has it entered into any partnership or investment agreement with the plaintiffs with respect to their investment. The company has filed a response to the allegations and finds such allegations to be without merit.  However, any lawsuit or allegation in this nature, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation, distract our management from day-to-day operations and cause us to incur significant expenses in the defense of such matters. A substantial judgment, award, settlement, fine, or penalty may generate negative publicity against us and could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period. This risk may be heightened during periods when credit, equity or other financial markets are volatile, or when clients or investors are experiencing losses.

If we fail to maintain our relationship with E-House and SINA, our business and results of operations could be materially and adversely affected.

Both E-House (China) Holdings Limited, or E-House, and SINA Corporation, or SINA, are our existing principal shareholders and are strategically significant for our business and they may help us grow our real estate or real estate-related wealth management products and expand our presence online. By leveraging our partnerships with E-House and SINA, we seek to capture new business opportunities and increase our addressable markets by exploring and entering into the online third-party wealth management and asset management markets. To a certain extent, we rely on continued cooperation with them to develop, innovate and diversify our products offerings. Either of E-House and SINA could, at any time, reduce its support for our business. In addition, their dual role as our substantial shareholders and contractual counterparty could result in conflicts of interest. If for any reason E-House or SINA reduces its support for our real estate or related wealth management products and our online services, our business may be materially and adversely affected.

If the operation of 100run.com is found to violate PRC law, we may no longer distribute products through this platform and our reputation may be negatively affected.

Before August 2014, Shanghai Jupai held 48% equity in Yibairun Investment Consulting (Beijing) Co., Ltd., or Yibairun, which operates the website of 100run.com. 100run.com displays information on trust and asset management plans and private equity fund products online, and its clients can invest in such products through the website with a relatively low minimum investment amount. We used to engage Yibairun in the distribution of certain asset management plans, but we did not generate any profit from 100run.com. In August 2014, we sold our entire holding in Yibairun to a third-party individual but we may in the future acquire Yibairun or similar platforms again. The aggregate value of wealth management products we distributed through 100run.com amounted to RMB1,879.3 million (US$290.1 million), in 2015. Regulatory oversight of the business model of Yibairun and similar platforms is currently unclear. If PRC regulatory authorities deem its operations illegal and order Yibairun to cease operations, or promulgate new rules and impose restrictions on the operations of Yibairun, we may no longer be able to distribute products through 100run.com, and our reputation in the investor community may be adversely affected by our historical affiliation with it. If we acquire Yibairun again in the future or if we acquire other similar platforms to distribute wealth management products, we may also be subject to regulatory measures due to our ownership of those companies.

We are required to register our client centers outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. We have 50 client centers in 29 cities across China as of December 31, 2015. As of the date of this annual report, 25 of these client centers in their relevant cities have not been registered as branch offices and the net revenues attributable to these centers, in the aggregate, accounted for 2.2%, 5.1% and 9.5% of our net revenues in 2013, 2014 and 2015, respectively. We are in the process of applying for the registration of these client centers and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

If the P2P internet finance business of Jubaopen is found to violate any PRC laws or regulations, or if our Jupai brand is associated with any unfavorable publicity concerning the P2P lending business of Jubaopen or any other player in that industry, our business, financial conditions and results of operations would be materially and adversely affected.

We recently acquired Shanghai Yixun Internet Finance Information Services Co., Ltd., or Shanghai Yixun, which operates Jubaopen, a P2P internet finance website.  Due to the relatively short history of the P2P lending services industry in China, the regulatory framework governing this industry is still evolving.  See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on P2P Lending Business.”

To comply with existing rules, laws, regulations and governmental policies relating to the P2P lending services industry, we plan to implement various policies and procedures when we integrate the operations of Jubaopen. However, due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain that the operations of Jubaopen would not be deemed to violate any existing or future rules, laws and regulations.

The applicable rules do not specify the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions specially as to the P2P lending platform like Jubaopen. However, if the business of Jubaopen is found to be in violation of any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected. In addition, given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering the P2P lending industry. If such a licensing regime were introduced, we cannot assure you that Jubaopen would be able to obtain any newly required license in a timely manner, or at all.

Furthermore, since 2016, the central government of China has taken stricter measures to monitor the P2P lending industry.  For example, the PRC government launched investigations in early 2016 involving participants of the P2P lending industry, many of which resulted in criminal convictions.  There has been negative media coverage over those firms that are subject of the investigations and, in some instances, the P2P lending industry in general.  Such adverse publicity concerning the P2P lending industry could materially and adversely affect the results of the operations of Jubaopen, and due to our association with Jubaopen, the rest of our business as well.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2016, Mr. Tianxiang Hu, our co-chairman and executive chairman of the board of directors, Dr. Weishi Yao, our chief operating officer and director, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 25.4% of our share capital.  As a result of this high level of shareholding, Mr. Hu, Dr. Yao and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Also, E-House and SINA hold 28.8% and 11.4%, respectively, of our total outstanding shares as of March 31, 2016.  Our principal shareholders  may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of the date of this annual report, options to purchase 15,642,600 ordinary shares and 2,680,400 restricted shares have been granted, and options to purchase 14,791,778 ordinary shares and 2,680,400 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2014, we and our independent registered public accounting firm identified both material weakness and significant deficiencies and as of December 31, 2015, we and our independent registered public accounting firm continued to identify outstanding significant deficiencies.

We have implemented and are continuing to implement a number of measures to address the previously identified material weakness, and the significant deficiencies and other control deficiencies we continue to identify. For details, see “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had we completed an assessment of our internal controls or our independent registered public accounting firm conducted an audit of our internal control over financial reporting, we and/or such firm might have identified additional material weaknesses and deficiencies. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls, including the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we continue to grow our business as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, as of December 31, 2016 we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have limited insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Other than casualty insurance on some of our assets, we do not have commercial insurance coverage on our other assets and we do not have insurance to cover our business or interruption of our business, litigation or product liability. Moreover, the low coverage limits of our property insurance policies may not be adequate to compensate us for all losses, particularly with respect to any loss of business and reputation that may occur. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We sell mutual funds and asset management plans sponsored by mutual fund management companies from time to time. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. In practice, such license is generally unavailable to foreign-invested enterprises or their subsidiaries. In order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, which is one of our PRC subsidiaries, with Shanghai Jupai. Yumao, a wholly owned subsidiary of Shanghai Jupai, holds such license.

Part of our business includes conducting market surveys, which is defined by the current Foreign Investment Catalogue to mean the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services. Market survey is categorized as restricted to foreign investment. The Measures for the Administration of Foreign-Related Investigation, promulgated by the National Bureau of Statistics on July 19, 2004, states that foreign-invested entities cannot conduct market survey unless a license has been granted by the relevant authority. The license application is subject to stringent requirements and is ultimately subject to the discretion of the relevant authority. Because Shanghai Juxiang is unable to obtain such license, we conduct such activities through Shanghai Jupai, which, as a domestic PRC company, is not required to obtain such license for market survey.

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China, in practice, when managing the various funds, we may also need to invest in projects or funds at the same time. Some targeted projects, such as high-end hotel and office building rental projects are in prohibited or restricted categories for foreign investment. Therefore, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng Asset Management Co., Ltd, or Shanghai E-Cheng.

Our contractual arrangements with Shanghai Jupai and Shanghai E-Cheng, and their respective shareholders enable us to (1) have power to direct the activities that most significantly affect the economic performance of Shanghai Jupai and Shanghai E-Cheng; (2) receive substantially all of the economic benefits from Shanghai Jupai and Shanghai E-Cheng in consideration for the services provided by Shanghai Juxiang and Shanghai Baoyi, respectively; and (3) have an exclusive option to purchase all or part of the equity interests in Shanghai Jupai and Shanghai E-Cheng when and to the extent permitted by PRC law, or request any existing shareholder of Shanghai Jupai and Shanghai E-Cheng to transfer any or part of the equity interest in Shanghai Jupai and Shanghai E-Cheng to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Jupai and Shanghai E-Cheng and hence treat each of Shanghai Jupai and Shanghai E-Cheng as our VIE, and consolidate their and their respective subsidiaries’ results of operations into ours.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the wealth management or asset management business, or if the PRC government otherwise finds that we, Shanghai Jupai, Shanghai E-Cheng or any of their respective subsidiaries or client centers are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•                  revoking our business and operating licenses;

•                  discontinuing or restricting our operations;

•                  imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•                  imposing conditions or requirements with which we or our PRC subsidiaries and consolidated entities may not be able to comply;

•                  requiring us or our PRC subsidiaries and consolidated entities to restructure the relevant ownership structure or operations;

•                  restricting or prohibiting our use of the proceeds from the initial public offering or other financing activities of Jupai Holdings Limited to finance the business and operations of our VIEs and their respective subsidiaries; or

•                  taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of any of our consolidated entities in our consolidated financial statements, if the PRC government authorities find our legal structure and contractual arrangements to be in violation of PRC laws, rules and regulations. If any of these penalties results in our inability to direct the activities of Shanghai Jupai or Shanghai E-Cheng that most significantly impact its economic performance and/or our failure to receive the economic benefits from Shanghai Jupai or Shanghai E-Cheng, we may not be able to consolidate Shanghai Jupai or Shanghai E-Cheng into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIEs, Shanghai Jupai and Shanghai E-Cheng, and their respective shareholders to operate a portion of our operations in China, including asset management services, market survey and the direct sale of mutual funds and asset management plans sponsored by mutual fund management companies. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

In 2013, 2014 and 2015, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 68%, 11% and 40% of our total net revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai and Shanghai E-Cheng. These individuals may have conflicts of interest with us. Shanghai Jupai is approximately 67.7% owned by Mr. Tianxiang Hu, our co-chairman and executive chairman of the board of directors and 10% owned by Dr. Weishi Yao, our chief operating officer and director. Conflicts of interest may arise between the roles of Mr. Hu and Dr. Yao as shareholders, directors and officers of our company and as shareholders, directors and officers of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duties to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. On the other hand, PRC laws also provide that a director or an executive officer owes a fiduciary duty to the company he or she directs or manages. Shanghai E-Cheng is 50.0% owned by Zuyu Ding and 50.0% owned by Weijie Ma. Mr. Ding and Mr. Ma are both employees of E-House and there are potentially conflicts of interests between the roles of Mr. Ding and Mr. Ma as nominee shareholders of Shanghai E-Cheng and as employees of E-House. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of Shanghai Jupai and Shanghai E-Cheng may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai Jupai, the shareholders of Shanghai Jupai pledged their equity interests in Shanghai Jupai to Shanghai Juxiang to secure Shanghai Jupai’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. The equity pledges under these equity pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. If Shanghai Jupai or Shanghai E-Cheng fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in Shanghai Jupai or Shanghai E-Cheng, as applicable, in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of the SAIC for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiary was stated as the pledgor’s portion of the registered capital of the VIE. The equity pledge agreements with the shareholders of our VIEs provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities of our VIEs under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the applicable VIE. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIEs and their respective subsidiaries for the benefit of us or our PRC subsidiaries, although our VIEs grant our PRC subsidiaries options to purchase the assets of our VIEs and their equity interests in their subsidiaries under the exclusive call option agreements.

If any of our VIEs and their subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy their assets, which could reduce the size of our operations and materially and adversely affect our business.

We do not have priority pledges and liens against the assets of our VIEs. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If Shanghai Jupai or Shanghai E-Cheng undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of our VIEs. If our VIEs liquidate, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by Shanghai Jupai to Shanghai Juxiang or by Shanghai E-Cheng to Shanghai Baoyi under the applicable service agreement.

If the shareholders of our VIEs were to attempt to voluntarily liquidate our VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIEs to transfer all of their respective equity ownership interests to a PRC entity or individual designated by us in accordance with the option agreement with the shareholders of our VIEs. In addition, under the operation agreement signed by Shanghai Juxiang, Shanghai Jupai and its shareholders and according to the PRC Property Law, the shareholders of Shanghai Jupai do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of Shanghai Jupai without our consent. Similarly, the shareholders of Shanghai E-Cheng do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of Shanghai E-Cheng without our consent. In the event that the shareholders of our VIEs initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

Our contractual arrangements with our VIEs may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their respective shareholders and us, we are effectively subject to the PRC value-added tax at rates from 5% to 6% and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of its respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

The Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating foreign investments in China and may also impact the viability of our current corporate structure, corporate governance, business operations and financial results to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as an FIE, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, and if its investment amount exceeds certain thresholds or if its business operation falls within a “negative list” to be separately issued by the State Council in the future, market entry clearance by the MOFCOM or its local counterparts will be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “History and Development of the Company.” Under the draft Foreign Investment Law, a VIE that is controlled via contractual arrangements will also be deemed as an FIE, if it is ultimately “controlled” by foreign investors. Therefore, for companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIE will be treated as an FIE and any operation in the industry category on the “negative list” without market entry clearance may be found illegal.

The draft Foreign Investment Law has not taken a position on what will happen to the existing companies with a VIE structure, although a few possible options were proffered at the comment solicitation stage. Under these options, a company with VIE structures and in the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether the market survey services and the direct sales of mutual fund and asset management plans that we operate or plan to operate through our consolidated entities, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we will face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, due to lack of guidance under this draft law, we are unable to ascertain the controlling status of our company although no more than 50% of the total share capital of our company is held on record by PRC residents, and we cannot assure you of the controlling status of our company after the completion of our initial public offering. If we are not considered as ultimately controlled by PRC domestic investors, further actions required to be taken by us under the enacted Foreign Investment Law may materially and adversely affect our business and financial condition.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 30 years, the growth has been uneven across different periods, regions and among various economic sectors of China and the rate of growth has been slowing. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policies and providing preferential treatment to particular industries or companies. From late 2003 to mid-2008, the PRC government implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines that had the effect of slowing the growth of credit, which in turn may have slowed the growth of the Chinese economy. In response to the recent global and Chinese economic downturn, the PRC government has promulgated several measures aimed at expanding credit and stimulating economic growth. Since August 2008, the People’s Bank of China has decreased the statutory deposit reserve ratio and lowered benchmark interest rates several times. Beginning in January 2010, however, the People’s Bank of China started to take measures including increasing the statutory deposit reserve ratio and raised the benchmark interest rates several times in response to rapid growth of credit in 2009 and 2010. Since January 2011, the People’s Bank of China has continually increased the statutory deposit reserve ratio and raising the benchmark interest rates. The increasing trend eased in December 2011 and the statutory deposit reserve ratio was reduced twice in February and May 2012. In addition, in July 2013, the People’s Bank of China revoked the restriction on loan interest rate of financial institutions. It is unclear whether PRC economic policies will be effective in stimulating growth, and the PRC government may not be effective in achieving stable economic growth in the future. Any slowdown in the economic growth of China could lead to reduced demand for the products we distribute or manage, which could materially and adversely affect our business, as well as our financial condition and results of operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute.

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

•                  There are uncertainties related to the regulation of the wealth management and asset management business in China, including evolving licensing practices. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “PRC Regulation.”

•                  The evolving PRC regulatory system for the financial service industry may lead to the establishment of new regulatory agencies. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial services businesses in China, including our business. There are also risks that we may be found in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of financial services business.

Besides, the regulations relating to financial services or products may change, and as a result we may be required to discontinue the supply of certain wealth management products that we currently distribute or cease managing certain products in our asset management business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us.

The reporting and functional currency of our company is the U.S. dollar. However, the functional currency of our consolidated operating subsidiaries and consolidated entities is Renminbi and substantially all their revenues and expenses are denominated in Renminbi. Substantially all of our sales contracts were denominated in Renminbi and substantially all of our costs and expenses are denominated in Renminbi. Fluctuations in exchange rates, primarily those involving the U.S. dollar, may affect the relative purchasing power of these proceeds. In addition, appreciation or depreciation in the value of Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from, and the value of. any U.S. dollar-denominated investments we make in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies, and we cannot assure you that the required governmental approval or registration can be obtained or completed in time when such capital needs arise, or at all. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated entities. In utilizing the proceeds that we will receive from our initial public offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated entities only through loans.

Any loans by us to our PRC subsidiary, which is treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be approved by the MOFCOM or its local counterpart. We may also extend loans to our consolidated entities, which are treated as PRC domestic companies under PRC law, and loans with a term more than one year must be approved by the National Development and Reform Commission, or the NDRC, and must also be registered with the SAFE or its local branches, loans with term less than one year must be approved by the SAFE or its local branches.

The SAFE promulgated a circular on November 19, 2010, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in this annual report.

On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated entities or with respect to future capital contributions by us to our PRC subsidiary. Our failure to complete such registrations or obtain such approvals may negatively affect our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund operations of our PRC operating entities, Shanghai Juxiang and Shanghai Jupai, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Our PRC subsidiaries and consolidated entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our PRC subsidiaries as well as consulting and other fees paid to us by our consolidated entities for our cash and financing requirements, such as the funds necessary to pay dividends and other cash distributions to our shareholders, including holders of our ADSs, and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries and consolidated entities incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion (US$1.6 billion) and at least two of these operators each had a turnover of more than RMB400.0 million (US$65.2 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion (US$0.3 billion), and at least two of these operators each had a turnover of more than RMB400.0 million (US$65.2 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the wealth management or asset management business requires security review.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from the MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of the SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update the previously filed registration with the local branch of the SAFE, with respect to that offshore company, to reflect any material change involving its round-trip investment, capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger or division. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required by these foreign exchange regulations. Such PRC resident shareholders and beneficial owners have completed their initial registrations in relation to their ownership in our company and have also completed amendment registrations in relation to their subsequent ownership changes and the establishment of certain subsidiaries of our company required by foreign exchange regulations. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interests in our company, and we cannot provide any assurances that all of our shareholders and beneficial owners who are PRC residents will make, obtain or update any applicable registrations or approvals required by these foreign exchange regulations. The failure or inability of our PRC resident shareholders to make such registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. If the PRC resident shareholders do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for violating applicable foreign exchange restrictions.

However, as there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration of share options held by our employees who are “domestic individuals” may subject such employee or us to fines and legal or administrative sanctions.

Pursuant to Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company issued by the SAFE in February 2012, or the Stock Incentive Plan Rules, “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participating in any stock incentive plan of an overseas listed company according to its stock incentive plan are required, through qualified PRC agents which could be the PRC subsidiary of such overseas-listed company, to register with the SAFE and complete certain other procedures related to the stock incentive plan.

We and our employees, who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. We have completed the registration as required under the Stock Incentive Plan Rules and other relevant SAFE registrations and plan to update the registration on an on-gong basis. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.

Our VIE, Shanghai Jupai, was granted certain governmental subsidies and tax preferences in the last two years and these subsidies and tax preferences remain effective as of the date of this annual report. Pursuant to the letter agreement that we entered into with the local county government in January 2013, the local county government agreed to provide us subsidies based on the value-added tax, business tax and enterprise income tax for three years until January 2019. For example, for the year ended December 31, 2013, 2014 and 2015, we received subsidies based on value-added tax, business tax, and enterprise income tax.  Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by Shanghai Juxiang and Shanghai Jupai. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We may be deemed as a provider of value-added communication services due to our ownership of the Jubaopen website and other websites.  The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our internet-based business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Pursuant to the PRC Enterprise Income Tax Law, or the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiary. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiary will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Jupai HongKong Investment Limited, or Jupai HK, and Scepter Holding Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang and Shanghai Baoyi, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Jupai HK or Sceptor Holding Limited is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiary directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Tax — Dividend Withholding Tax”.

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Tax — PRC Enterprise Income Tax.” We do not believe that we or any of our respective subsidiaries outside of China would be a PRC resident enterprise as of the date of this annual report. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

If we were required under the EIT Law to withhold such PRC income tax, your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a PRC establishment of a non-PRC company, or immovable properties located in China owned by a non-PRC company.

We face uncertainties on the reporting and consequences on private equity financing transactions, private share exchange transactions and private transfer of shares, including private transfer of public shares, in our company by non-resident investors. According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, or SAT Circular 698, where a non-resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an overseas holding company, or an Indirect Transfer, the non-resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, the SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 that are irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime and extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

However, as these notices are relatively new and there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. We may be required to expend costly resources to comply with SAT Circular 698 and SAT Notice No. 7, or to establish a case to be tax exempt under SAT Circular 698 and SAT Notice No. 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Circular 698 and SAT Notice No. 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 698 and SAT Notice No. 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAIC.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiary and consolidated entities, except the three asset management companies under Shanghai Juzhou are members of our senior management team and have signed employment undertaking letters with us or our PRC subsidiary and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or consolidated entities, we, our PRC subsidiary or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to the product providers or corporate borrowers who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the PRC authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed in China prevents the PCAOB from regularly evaluating audit work of any auditors that was performed in China including that performed by our independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted in recent years by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the PRC affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the PRC firms access to their audit work papers and related documents. The firms were, however, advised and directed that under the PRC law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the SEC. On February 6, 2015, before SEC’s review had taken place, the firms reached a settlement with the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to PRC accounting firms’ audit documents via the CSRC. If they fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding PRC-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the New York Stock Exchange, or the NYSE, or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on NYSE on July 16, 2015, the trading price of our ADSs has ranged from US$7.72 to US$11.55 per ADS in 2015. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings, cash flow and data related to our user base or user engagement;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•                  potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice with respect to the shareholder approval requirement in respect of the establishment or material revision of an equity-compensation plan. Our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2016, based on a review of our register of shareholders, we had 192,315,411 ordinary shares outstanding (excluding the 4,297,380 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan). Among these shares, 39,816,078 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

As of March 31, 2016, our executive officers and directors, together with our shareholders existing before our initial public offering, beneficially own approximately 127,857,863 ordinary shares, or 65.4% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

In addition, certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby may only be instituted in a state or federal court in New York, New York, and pursuant to the deposit agreement, you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Notwithstanding the foregoing, however, the depositary may, in its sole discretion, require that any such action, controversy, claim, dispute, legal suit or proceeding be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement subject to certain exceptions solely related to the aspects of such claims that are related to U.S. securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our consolidated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our consolidated entities for United States federal income tax purposes, and based upon our income and assets and the value of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holders will be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different (and generally less adverse than) the general tax treatment for PFICs. For more information see “Item 10. Additional Information—E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We are not an “investment company” and do not intend to become registered as an “investment company” under the Investment Company Act of 1940, or the 1940 Act, because our primary business is the provision of wealth management services complemented by our asset management services.

Generally, a company is an “investment company” if it is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities or owns or proposes to own investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, unless an exception, exemption or safe harbor applies. We seek to conduct our business activities to comply with this test. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, and if a sufficient amount of our assets are deemed to be “investment securities” within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We commenced operations in July 2010 through Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai, in China. In August 2012, we incorporated Jupai Investment Group as our offshore holding company in the Cayman Islands and changed our name from Jupai Investment Group to Jupai Holdings Limited, or Jupai, in December 2014. In August 2012, we also established Jupai HongKong Investment Limited, or Jupai HK, in Hong Kong, which is wholly owned by Jupai.

In November 2013, we established Jupai Investment International Limited, or Jupai BVI, in the British Virgin Islands and transferred the shares of Jupai HK from Jupai to Jupai BVI in January 2014.

Due to lack of express permission under PRC law for foreign-invested enterprises to sell mutual fund products or asset management plans and to provide asset management services in China, we provide asset management services and plan to sell mutual fund products and asset management plans through the subsidiaries of Shanghai Jupai, a domestic PRC company. In July 2013, we established Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, our wholly-owned subsidiary in China. Shanghai Juxiang has entered into a series of contractual arrangements with Shanghai Jupai and its shareholders. The contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders enable us to (1) exercise effective control over Shanghai Jupai; (2) receive substantially all of the economic benefits of Shanghai Jupai in consideration for the consulting services provided by Shanghai Juxiang; and (3) have an exclusive option to purchase all of the equity interests in Shanghai Jupai when and to the extent permitted under PRC laws and regulations.

As a result of these contractual arrangements, we are considered the primary beneficiary of Shanghai Jupai, and we treat it as our VIE under U.S. GAAP. We have consolidated the assets, liabilities, revenues, expenses and cash flows that are directly attributable to Shanghai Jupai and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In 2013, in conjunction with the establishment of Shanghai Juxiang, we completed an internal business migration whereby almost all of our wealth management advisory services personnel became employees of Shanghai Juxiang. We also started to use Shanghai Juxiang as the operating entity of our wealth management advisory services business that are not subject to foreign investment restrictions. After this internal business migration, Shanghai Juxiang is a party to the business contracts related to our wealth management advisory services and is the entity that receives one-time commissions and recurring service fees from this business. This internal migration caused no substantive change in the management or operation of the relevant business because those business operations remain under the leadership of the same management team of our company and are operated through almost identical wealth management advisory services personnel.

In July 2015, concurrently upon the completion of our initial public offering, we acquired Scepter Pacific, the holding company of E-House Capital.  As consideration, we issued 16,565,592 and 15,915,960 ordinary shares to E-House (China) Capital Investment Management Limited, or E-House Investment, and Reckon Capital Limited, respectively.  E-House Investment is a wholly owned subsidiary of E-House and Reckon Capital Limited is majority owned by Mr. Xin Zhou, our director.

E-House Capital’s business is conducted through Shanghai E-Cheng and its subsidiaries. Shanghai E-Cheng is a VIE of Scepter Pacific through the contractual arrangements between Shanghai Baoyi and Shanghai E-Cheng and its shareholders. The contractual arrangements between Shanghai Baoyi and Shanghai E-Cheng and its shareholders enable us to (1) exercise effective control over Shanghai E-Cheng; (2) receive substantially all of the economic benefits of Shanghai E-Cheng in consideration for the consulting services provided by Shanghai Baoyi; and (3) have an exclusive option to purchase all of the equity interests in Shanghai E-Cheng when and to the extent permitted under laws and regulations of People’s Republic of China.

As a result of these contractual arrangements, we treat Shanghai E-Cheng as our VIE under U.S. GAAP. We have consolidated the assets, liabilities, revenues, expenses and cash flows that are directly attributable to Shanghai E-Cheng and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

In January 2016, we issued 9,591,000 ordinary shares and 2,880,000 ordinary shares to Julius Baer Investment Ltd. and SINA, respectively, at US$1.83 per share, in a private placement.

In January 2016, we acquired approximately 78% equity interest in Shanghai Yixun, which operates Jubaopen, a P2P internet finance company that connects potential borrowers with investors through offline storefronts and online asset allocation platform.  We also entered into an agreement to acquire from Shanghai Kushuo Information Technology Limited and an individual shareholder approximately 28% and 43%, respectively, of the equity interests in Shanghai Runju Financial Information Services Co. Ltd., or Runju, which operates an online platform that facilitates the trading of debt and equity products.  Shanghai Kushuo Information Technology Limited is a subsidiary of E-House.

Our principal executive offices are located at Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, the People’s Republic of China. Our telephone number at this address is +86-21-6026-9003. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

B.                                    Business Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. In China, third-party wealth management service providers generally refer to those service providers who are not associated with any financial institutions. Our integrated business model features an established wealth management product advisory services operation that is complemented by our growing in-house asset management capabilities. The asset management business, which we started in 2013, not only diversifies our wealth management product offerings and increases our competitiveness, but also enhances our overall profitability.

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million (US$0.5 million). With our network of 50 client centers in 29 economically vibrant cities as of December 31, 2015, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in China. Our high-net-worth client base has grown significantly since our inception. During 2013, 2014 and 2015, we had 2,122, 4,678 and 8,572 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by an average of five client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately eight years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2013, 2014 and 2015, approximately 34.4%, 41.8% and 52.1% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention ability despite the fast expansion of our client base.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2015, we sourced third-party products from 18 domestic and four overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2013, 2014 and 2015, the aggregate value of wealth management products we distributed reached RMB7.6 billion, RMB13.3 billion and RMB28.4 billion, respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services, which we started in 2013, in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2015, the amount of total assets under our sole or shared management was RMB12.5 billion, compared to RMB2.4 billion as of December 31, 2014. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

We generate our revenues in connection with our wealth management product related services from one-time commissions and recurring service fees paid by third-party product providers and corporate borrowers. The one-time commissions are calculated based on the value of wealth management products we distribute to our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products and fund products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product advisory services accounted for substantially all of our revenues. We also started to generate asset management services revenues in 2013 from one-time commissions for our fund formation services and from recurring management fees for managing the funds. These fees are typically computed as a percentage of the capital contribution in the funds. We expect the recurring management fees to also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds.

We have experienced substantial growth in recent years. Our net revenues increased significantly from US$22.4 million in 2013 to US$38.9 million in 2014 and to US$94.4 million in 2015. The net income attributable to our shareholders increased significantly from US$9.2 million in 2013 to US$14.4 million in 2014 and to US$24.3 million in 2015.  Our revenues in 2015 from one-time commissions, recurring management fees and recurring services fees were US$54.0 million, US$22.9 million and US$18.7 million, respectively.

Our Services

We provide wealth management product advisory, asset management and other services. These complementary service capabilities enable us to offer customized, value-adding and integrated services to our high-net-worth clients. Our clients’ sizeable amount of investable assets makes us an attractive and reliable source of funds to investment product providers. Our ability to design products further expands our clients’ investment options, and our participation in the ongoing management of investment projects helps forge long-term relationships with both our clients and product providers and corporate borrowers.

Wealth management product advisory services

To help our high-net-worth clients attain their diversified financial objectives, we provide third-party advice on how their investable assets should be allocated. We provide our clients with a wide spectrum of value-added services before, during and after distribution of wealth management products by assisting our clients in crafting their wealth management plans in light of their risk appetite, recommending investment opportunities carefully selected from a vast array of competitive products including fixed income products, private equity and venture capital funds products, public market funds and other products and keeping them informed of the latest market and product intelligence. We require our wealth management service personnel to advise our clients based on their investment needs. For our clients who need advice on product selection, we require our wealth management service personnel to select and suggest products with features and terms that best suit the investor’s risk appetite and investment horizon. When, for instance, a client decides to invest in one-year term fixed income products, we recommend the specific product that we believe is of the highest quality among those products. To help achieve this, we offer our wealth management service personnel with the same internal commission rates for all products with similar feature and term notwithstanding the varying levels of external commission rates we receive from different product providers. Our clients enter into contractual arrangements with the product providers to purchase investment products directly from them. We generally charge product providers or the underlying corporate borrowers a one-time commission based on the investment amount made by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the product providers or corporate borrowers. We also charge recurring service fees during the life cycle of certain wealth management products from the underlying product providers or corporate borrowers for services we provide, such as investor coordination, investment advisory services and distribution of periodic product performance reports.

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. During 2013, 2014 and 2015, we provided wealth management product advisory services to 2,122, 4,678 and 8,572 active clients, respectively. In 2013, 2014 and 2015, the aggregate value of wealth management products we distributed reached RMB7.6 billion, RMB13.3 billion and RMB28.4 billion, respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2013, 2014 and 2015, approximately 34.4%, 41.8% and 52.1% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention abilities despite the fast expansion of our client base.

Our client service model

We operate under a proven and cost-efficient client service model, which features a team approach that covers the full service cycle for each client, as illustrated by the diagram below. A typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact and facilitates the execution of transactions with our clients, and each wealth management product advisor is supported by an average of five client managers and a centralized client care unit. The client managers are tasked with sourcing potential clients and introducing our services to them. The client managers leverage various resources in performing their task, including their social connections and referrals from existing clients. Assisted by these client managers, our wealth management product advisors meet individually with potential clients to assess their risk profile, understand their financial objectives and craft tailored wealth management plans for them. We have a vast array of investment products for our wealth management product advisors and clients to choose from in order to develop tailored portfolios. To sustain and further improve our service quality, we also have a centralized client care unit dedicated to the ongoing maintenance of client relationships and collection of client feedback. Members of the client care unit communicate with our clients on a regular basis to evaluate their level of satisfaction and to explore the need for further services. This integrated client service model facilitates new client development, ensures quality and consistent professional services and promotes long-term relationships with our existing clients.

We place heavy emphasis on recruiting, training and motivating our advisors and other client service team members. Our wealth management product advisors are primarily recruited from private banking teams of both domestic and foreign banks, and other domestic third-party wealth management service providers with an average of approximately eight years of wealth management product advisory industry experience. Our wealth management product advisors are qualified to provide wealth management services, while many of them possess industry-recognized certifications, including CFP, CFA and qualifications to conduct securities, fund and insurance businesses. We require these wealth management product advisors to possess necessary knowledge of financial products and a good understanding of the PRC economy and various market trends. We sponsor regularly scheduled information sessions, seminars, workshops and other training events for various levels of our service teams to keep them informed of the latest market trends, familiarize them with new product types and improve their marketing and advisory skills. From time to time, we organize company-wide conferences where our in-house experts work with third-party consultants to design and offer comprehensive training to our mid-level-and-above management. In addition, by implementing a team structure for our client services, we consciously encourage virtuous competition among the client managers to retain the personnel with the best client development abilities. Compensation of our service team members is largely performance-based. A large part of their compensation is linked to the number of new clients that they bring in and the amount of investment made by our clients following their advice.

Our coverage network

With our network of 50 client centers in 29 economically vibrant cities as of December 31, 2015, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2015, we operated seven client centers in Shanghai, four client centers in Hangzhou, three client centers in Suzhou, Nanjing and Tianjin, two client centers in Beijing, Xiamen, Chengdu, Guangzhou, Shenyang and Shenzhen and one client center in 18 other cities in China.

The map below shows the distribution of our client centers in China as of December 31, 2015:

Ha'erbin: 1
Beijing: 2
Shenyang: 2
Tianjin: 3
Taiyuan: 1
Qingdao: 1
Changzhou: 1
Nantong: 1
Nanjing: 3
Qidong: 1
Xi'an: 1
Wuxi: 1
Suzhou: 3
Shanghai (headquarter): 7
Chengdu: 2
Wuhan: 1
Jiaxing: 1
Cixi: 1
Yuyao: 1
Chongqing: 1
Hangzhou: 4
Ningbo: 1
Yiwu: 1
Wenzhou: 1
Fuzhou: 1
Guangzhou: 2
Quanzhou: 1
Xiamen: 2
Shenzhen: 2
No. of client centers: 7
No. of client centers: 4
No. of client centers: 3
No. of client centers: 2
No. of client centers: 1

Asset management services

Our wealth management product advisory services are complemented by our asset management services, which we started in 2013, in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. We substantially strengthened our asset management services with our acquisition of E-House Capital in 2015. We provide fund management services as well as advisory and administrative services, serving as the general partner or co-general partner alongside another management company, to limited partnership funds. Serving as the general partner, co-general partner or manager of the funds under management, we charge a recurring management fee for actively managing the fund’s investments. We share performance fees or carried interest towards the successful completion of the investment projects. Our ability to provide these asset management and advisory services provides us with an additional source of revenue.

By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of our clients’ expectations for investment products. A significant portion of the products that we help to develop are in the form of private investment funds with real estate as the underlying asset. For those products, the real estate developers benefit from the combination of our industry knowledge and understanding of financial products. Whereas products designed by other providers such as trust companies are typically financed with debt instruments, we are able to design innovative products that feature equity or a combination of debt and equity elements. Products with equity elements are increasingly welcomed by real estate developers because of the higher flexibility in satisfying their financial needs. At the same time, those self-developed real estate investment products offer our clients with an alternative to invest in the sharing of long-term profits instead of fixed returns. For the products that we develop and manage in-house, we invest the product proceeds pursuant to the use of proceeds as provided for under the respective product’s subscription documents.

The table below lists the funds under our management invested in each product category as of December 31, 2015.

Product Categories (Total Asset under Management: RMB12.5 billion)	%(1)
PE/VC Funds	46%
Real Estate Fixed Income Products	37%
Public Market Funds	8%
Other Fixed Income Products	6%
Others	4%

(1) The sum of the following percentages do not necessarily equal 100% due to rounding.

Other services

In January 2016, we acquired Jubaopen and started our internet finance services, which connect potential borrowers with investors through offline storefronts and an online asset allocation platform. We also work closely with reputable insurance companies or brokerage firms to distribute insurance products to China’s high-net-worth population, including basic coverage policies and annuities, as well as products that come with investment attributes. With our competitive real estate background, we often work closely with developers to structure new products, offering advice on financial as well as commercial terms and serving an advisory role in financing activities.

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2015, we sourced products from 18 domestic and four overseas product providers for recommendation to our clients. Among our product providers, two of them accounted for more than 10% individually and 46.1% in the aggregate of the total value of products we distributed in 2013, two of them accounted for more than 10% individually and 39.6% in the aggregate of the total value of products we distributed in 2014, and one of them accounted for 11.3% of the total value of products we distributed in 2015. In terms of value, the distribution of a majority of products that we distributed were made on an exclusive basis since 2013. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

•                  Fixed income products, which refer to projects that are distributed or managed by us with potential prospective fixed rates of return and which mainly include investments in corporate bonds, including real estate-related bonds, or government bonds, either directly or via vehicles such as asset management plans sponsored by mutual fund management companies or securities companies and collateralized fixed income products sponsored by trust companies and fund of funds products where the fund recipients or corporate borrowers are not yet defined at the time of investment. The underlying borrowers of the government or corporate bonds mainly include top-ranking real estate developers and urban investment companies that are affiliated with local governments that have good credit ratings. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product advisory services.

•                  Private equity and venture capital funds, including direct investments in private equity and venture capital funds sponsored by leading domestic or international asset management companies and indirect investments in such funds via participation in asset management plans sponsored by mutual fund management companies or securities companies.

•                  Public market products, which refer to a type of wealth management products that invest in publicly traded securities in China and which mainly including investments in securities publicly traded on the capital markets via vehicles such as privately raised funds investing in publicly traded stocks and bonds, sponsored by leading asset management companies in China.

•                  Other products, including insurance products and alternative investments. We work with insurance companies and insurance brokerage firms both in China and overseas to introduce products such as whole life coverage and universal life coverage. Our product development team often participates in the product design process to develop customized and innovative financing structures and offer products that are an alternative to traditional investments.

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 65%, 73% and 68% of the total transaction value of all fixed income products we distributed in 2013, 2014 and 2015, respectively. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In the period from 2013 to 2015, 10.0%, 9.8% and 18.2% of the amount of the real estate development-related products we distributed were to fund projects in Suzhou, Beijing, Xi’an and Shanghai, respectively. Almost all those products are secured by land use rights and/or security interest over the equity interest of the project company, which has legal title to the constructed buildings before they are sold.

To date, fixed income products, particularly real estate or related fund products, account for a significant portion of our wealth management product related revenue streams, although we have witnessed growth in revenue from other product categories over the years. This concentration correlates with the relatively conservative investment appetite and deeply rooted perception among Chinese investors that real estate investments provide more investment transparency and security. In recent years, we started to design unconventional or non-traditional investment products in niche markets, such as fine watch and fine art investment and movie production financing, to cater to the individualized investment needs and tastes of some of our clients. We often customize these products with features and perks such as invitations to movie screenings and guaranteed availability of limited edition items. Such products are especially popular with our clients who have a particular interest in the underlying assets.

The products we distribute may take on a variety of legal structures, including contractual funds, limited partnership funds, the asset management plans or private bond funds administered by a local exchange. “Contractual fund” refers to the rights and obligations regarding investment management among the investor, the manager of the investor’s funds and the custodian of such funds in accordance with the contractual fund contracts, under which the fund manager manages the investor’s fund as its agent.  Instead of being owned by a separate legal entity, the funds to be invested remain the legal property of the investor held in a custody account separate from the fund manager’s own assets or other funds under its management.  The custodian oversees the usage of the fund by the fund manager.  “Asset management plan” refers to an investment arrangement under which a mutual fund management company or its subsidiary (unless otherwise indicated, collectively referred to as mutual fund management company) or securities company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of the entrusting parties by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries.  Investments in asset management plans are referred to as asset management products.  “Private bond fund” refers to an investment fund that invests in debt instruments which are placed via non-public means to qualified investors and which are regulated by and traded on authorized exchanges in China.

In products we develop and manage in-house or some of the third-party products we help design, we may provide asset management services as a manager of the contractual funds or take on the role of general partner or co-general partner in the limited partnership fund. In products where there is a guarantee provided by the parent of the underlying borrowing entity or a third-party guarantee company, the guarantor would typically provide the guarantee to the contractual funds, limited partnership funds or private bond funds, as the case may be. In terms of fund settlement, the proceeds raised may be released to the borrowing entities through a number of structures, including for example, a unilateral trust arrangement or direct equity investment in an entity set up by the corporate borrower along with a shareholder loan to that entity in accordance with PRC laws and regulations.

Thirty-two of the products that we distributed were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB3.3 billion as of December 31, 2015. None of these products, if redeemed, will require a refund of the applicable fees we collected.

The table below lists our top 10 products in 2015 based on the fund raising size of the relevant product:

Product	Product type	Structure	Fund Raising Size (RMB in million)
Product I	Real estate project financing	Contractual Fund	1,056.6
Product II	Real estate project financing	Asset Management Plan	962.1
Product III	Real estate project financing	Contractual Fund	876.2
Product IV	Real estate project financing	Contractual Fund	872.5
Product V	Private equity	Contractual Fund	821.0
Product VI	Fund of funds	Asset Management Plan	727.8
Product VII	Private equity	Contractual Fund	700.6
Product VIII	Real estate project financing	Contractual Fund	551.6
Product IX	Real estate project financing	Contractual Fund	499.6
Product X	Real estate project financing	Asset Management Plan	465.7

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2015, the team was comprised of 137 people. We started to develop products in-house in 2013. In terms of value, approximately RMB1.6 billion, RMB6.6 billion and RMB22.7 billion of the products that we distributed in 2013, 2014 and 2015, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have exclusively distributed all of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them, and we pay channel fees to these third-party distribution channels based on the value of products distributed by them.

Product Selection, Risk Management and Compliance Control

We draw on in-house and external expertise and follow strictly implemented procedures to carefully screen each product we distribute from legal and commercial perspectives. Our quality control starts at the beginning of product selection. In selecting third-party products, leveraging our deep understanding of the markets and extensive experience, we are highly selective and work only with leading trust companies, securities companies, banks, asset management companies and corporate borrowers in their respective fields. Specialists from our product development, finance and legal departments perform rigorous due diligence on of each product candidate. Each product candidate is evaluated from multiple aspects including potential financial performance, the corporate structure and history of the sponsor, the qualifications of the investment manager and legal, tax and employment matters. In particular, we stress the importance of product compliance with applicable PRC laws, rules and regulations. A team of our legal staff carefully reviews the registration or approval documents that are applicable to each product to confirm regulatory compliance. Some of our self-developed products, such as contractual funds, are required by PRC law to be filed or registered with government authorities, and our legal staff work diligently to ensure that the filings or registrations are duly completed. When necessary, we engage external professionals to avail ourselves of their expertise in various specialized areas.

Our risk control and viability review committee, which is comprised of our executive officers, other senior managers and heads of legal and financial teams, holds regular sessions to review product selection. In addition to reviewing due diligence findings, this committee also obtains input from our manager sponsoring such products and other in-house experts. Deliberation on a real estate development product, for instance, involves the careful review of the qualifications, experience and reputation of the developer company within the industry, profit prospects of the project, local market conditions and the financing structure and collateralization level of the project. We leverage our strategic affiliation with E-House to acquire the latest market information gathered by their sales agents on-the-ground as well as comprehensive information in CRIC’s real estate market database. We implement strict safe-margin requirements to ensure that a real estate development product can withstand reasonably severe drop in property prices. A prospective product needs to be approved by at least a majority of the committee members before it is launched. Diagram A below illustrates our strictly implemented product screening procedures that a third-party product is subject to before our wealth management product advisors can recommend it to our clients.

For a product that we develop in-house, in addition to the selection procedures applicable to third-party products, we also require that it undergo a viability test conducted by our risk control and viability review committee as shown in the following Diagram B. We actively participate in the initial project study, site visit, financing model development and profit projection of the products that we develop and manage in-house, leveraging our expertise in areas such as real estate development and utilizing leading databases and reports, including CRIC. We analyze the project’s self-generated cash flow, impose third-party guarantee requirements and establish minimum collateralization levels to select only those products that can weather adverse market changes.

Our Value to Product Providers and Corporate Borrowers

As a link between the demand for and supply of investable assets, our services add value not only to high-net-worth individuals but also product providers such as financial institutions and asset management companies, and corporate borrowers.

Financial institutions

We provide financial institutions with access to China’s high-net-worth individuals, to whom they can sell their investment products and from whom they can raise funds. When providing wealth management product advisory services to our clients, we increase their understanding of products offered by those financial institutions and also receive feedback from our clients on their investment expectations, which further helps financial institutions to improve the investment products.

We source products from financial institutions, which mainly include trust companies, securities companies, mutual fund management companies and commercial banks. A large percentage of our fixed income products are sourced from financial institutions.

Asset management companies

In addition to providing the needed funding, in some cases, we serve as a co-general partner of a limited partnership fund and provide administrative support. We achieve economy of scale by providing back-end support to multiple asset managers so that they can focus on investment activities. In some real estate or related funds, we also advise on investment or commercial activities, contributing to the fund’s performance with our expertise.

Corporate borrowers

We advise corporate borrowers on how to tailor their project financing by structuring the project with debt instruments, equity interests or a combination of the two. Such arrangements help improve the financial positions of the borrowers and provide greater leverage. In some cases, we go one step further to help find suitable product providers to design and package those projects into products and introduce such products to our clients, resulting in a series of integrated services. In addition, we from time to time introduce investment or cooperation opportunities to corporate borrowers within their areas of expertise.

Marketing and Brand Promotion

A majority of our clients have come to us through referrals from existing clients and we believe word-of-mouth is an especially effective marketing tool for the wealth management product advisory business, which mainly targets high-net-worth individuals. We intend to engage in nationwide marketing initiatives to further raise our brand awareness while continuing to improve client satisfaction to strengthen our word-of-mouth referrals. We also encourage our employees to introduce or recommend new clients to us by providing incentive bonus.

In addition to word-of-mouth and internal referrals and recommendations, we also enhance our brand recognition and attract potential high-net-worth clients through a variety of offline and online marketing methods:

Offline Marketing Activities.     In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as monthly product roadshows in cities across China and one-on-one wealth management salons. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In addition, we also co-host investment and wealth management-related interviews and talk shows with CBN, an influential finance-themed media platform in China, and publish articles and proprietary research reports in major business and finance magazines and newspapers in China.

Online Marketing Activities.     To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as Weixin and Weibo, through which we introduce basic products and services information, market research and updates to our members.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including a Microsoft OA system that integrates our internal information flow and data management to help us operate efficiently, and our client relationship management, or CRM, system that is supported by the Microsoft OA system to help us collect and analyze our clients’ individualized transaction information to provide tailored services. We are in the process of upgrading our system and IT infrastructure to further enhance our client service and product management capabilities.

Competition

While the wealth management services industry in China is growing rapidly, it is still at an early stage of development and is highly fragmented. We operate in an increasingly competitive environment and compete for clients on the basis of product choice, client service, reputation and brand recognition. Our principal competitors include:

•                  Third-party wealth management service providers.   Our direct competition comes from other third-party wealth management service providers, some of which are relatively well developed, such as Noah Holdings Limited. We believe that we can compete effectively due to the quality of our client-oriented and customized services, our product sourcing and development capabilities and our rigorous risk management systems, in light of the great potential of the wealth management services market.

•                  Commercial banks.   Many commercial banks rely on their own wealth management arms and sales forces to distribute their products. We believe that we compete effectively with commercial banks due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management product advice and product combinations that suit our clients’ financial objectives.

•                  Asset management service providers.   A number of mutual fund management companies, trust companies and securities companies have emerged in the asset management business in China in recent years. We believe that we compete effectively due to the quality of our services, our fund sourcing capabilities from third parties and our in-depth experience in industries such as real estate development.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have one registered trademark in China and seven registered domain names, jpinvestment.cn, 51touzi.cn, Jp-fund.com, toushenme18.com, jpjbp.com, eifm.net, and jpjbp.cn. The registrant of Jp-fund.com is Yumao, the registrant of jpinvestment.cn, 51touzi.cn and toushenme18.com is the Beijing branch of Shanghai Jupai and the registrant of jpjbp.com, eifm.net, jpjbp.cn is Shanghai Yixun. We also have three registered copyrights in China.

Insurance

We participate in government sponsored social security programs including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We do not maintain business interruption insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other wealth management companies of similar size in China.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations on Asset Management Plans

According to the CSRC, qualified mutual fund management companies and securities companies may be entrusted by clients to engage in asset management business.

Asset Management Plans by Mutual Fund Management Companies.

On September 26, 2012, the CSRC promulgated the Pilot Measures for Asset Management Services Provided by Mutual Fund Management Companies for Specific Clients, or the Pilot Measures, which came into effect on November 1, 2012. These Pilot Measures apply to activities whereby a mutual fund management company raises funds from specific clients or acts as the asset manager for specific clients upon their property entrustment, with a custodian institution acting as the asset custodian, and makes investments with the entrusted assets. According to the Pilot Measures, the assets under an asset management plan may be used for the following investments: (i) cash, bank deposits, stocks, bonds, securities investment funds, central bank bills, non-financial enterprises’ debt financing instruments, asset-backed securities, commodity futures and other financial derivatives; (ii) equity interests, creditor’s rights and other property rights not transferred through a stock exchange; and (iii) other assets approved by the CSRC. A specific asset management plan with investment in any assets specified in subparagraphs (ii) or (iii) above is defined as a special asset management plan. In addition, a mutual fund management company shall conduct special asset management plan business only through its subsidiary but not by itself. An asset manager can provide the client-specific asset management plans to a single client or to multiple clients. As for asset management plans for multiple clients, the investment amount of each entrusting client shall be no less than RMB1.0 million, and the number of the clients whose investment is less than RMB3.0 million is limited to 200, while the number of the clients whose investment is more than RMB3.0 million is not limited. In addition, the initial total assets entrusted by the clients under an asset management plan for multiple clients shall be no less than RMB30.0 million and no more than RMB5.0 billion, unless otherwise provided by the CSRC. An asset manager may sell its asset management plans on its own or through an agency qualified to sell mutual funds. Asset management plans are among the third-party products that we introduce to our clients. Our clients purchase the asset management plans directly from the mutual funds management companies based on our advices. As we are solely a service provider to third-party product providers and our revenues are generated from commissions and recurring fees that we charge the mutual funds management companies for our services, we do not own or hold title to the asset management plans. We do not directly sell the asset management plans to our client or process the transactions for our clients. We also do not sign the sales contracts or enter into any written documents with our clients. Therefore, we believe that we are not engaged in the direct sale of the asset management plans sponsored by mutual fund management companies. However, due to the lack of clear and consistent regulatory framework for the sale of asset management plans, we cannot assure you that the relevant PRC government including the CSRC will agree with our interpretation of sales of asset management plans under the relevant rules. If they have different interpretation of the relevant rules and as a result the provisions of consulting services or similar services with respect to sale of asset management plans are deemed as sale of asset management plans and we do not hold the license, the CSRC or other government authorities in China may prohibit fund management companies from engaging companies like us for such services. In such circumstances, we may have to change our business model with respect to asset management plans or cease to provide services relating to asset management plans, and as a result, our business, results of operations and prospects would be adversely affected. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in China”.

Asset Management Plans by Securities Companies.

On October 18, 2012, the CSRC promulgated Administrative Measures for Client Asset Management Business of Securities Companies, or the Administrative Measures, and also two detailed rules to implement the Administrative Measures, i.e. the Implementation Rules of Collective Asset Management Plans of Securities Companies, or the Collective Plan Rules, and the Implementation Rules of Designed Asset Management Plans of Securities Companies, which became effective on the same date. On June 26, 2013, the CSRC promulgated the amendment to the Administrative Measures and the Collective Plan Rules, which came into effect on the same date. According to the Administrative Measures and the Collective Plan Rules, securities companies that obtain the required qualification may engage in collective asset management business for multiple clients. Collective asset management plans may invest in (i) stocks, bonds, stock index futures, commodity futures and other products tradable on stock and futures exchanges; (ii) central bank bills, short-term financing bills, mid-term notes and other products tradable on interbank market, (iii) securities investment funds, designed asset management plans of securities companies, wealth management plans of commercial banks, collective fund trust plans and other financial products approved by the competent regulators; and (iv) other investment products approved by CSRC. A collective asset management plan shall meet the following requirements: (i) the total amount of raised funds shall initially be no less than RMB30.0 million and not exceed RMB5.0 billion, (ii) the investment amount of each qualified investor shall not be less than RMB1.0 million, and (iii) the total number of qualified investors shall be no less than 2 and not exceed 200. A qualified investor is defined as an entity or individual that is capable of appropriately identifying risks and bearing the risks of the collective asset management plan, and that satisfies any of the following conditions: (i) the total personal or household financial assets shall be no less than RMB1.0 million, applicable if the qualified investor is a natural person, or (ii) the net assets shall be no less than RMB10.0 million, applicable if the qualified investor is a company, enterprise or institution. A securities company shall put the assets within a collective asset management plan under the custody of an asset custodian with fund custody business qualification. A securities company may either promote collective asset management plans by itself or through other securities companies, commercial banks or other institutions recognized by the CSRC. We distribute asset management plans for securities companies and mutual fund management companies and those companies are required to obtain a license to sell asset management plans. Although we believe such license is not required for our distribution and sourcing of these asset management plans as we do not directly sell asset management plans to and do not enter into the agreements with our clients who invest in these asset management plans, due to the lack of a unified regulatory framework governing the distribution or management of wealth management products thus far, we cannot assure you that the relevant PRC government will agree with our interpretation of the relevant rules governing asset management plans. Also see “Item 3. Key Information—D. Risk Factors — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.”

Regulations on Private Equity Investment Products

In China, Renminbi denominated private equity funds are typically formed as limited liability companies or partnerships, and therefore, their establishment and operation is subject to the PRC company laws or partnership laws. The PRC Partnership Enterprise Law was revised in August 2006 when it expanded the scope of eligible partners in partnerships from individuals to legal persons and other organizations and added limited partnerships as a new form of partnership. A limited partnership shall consist of limited partners and at least one general partner. The general partners shall be responsible for the operation of the partnership and assume joint and several liabilities for the debts of the partnership, and the limited partners shall assume liability for the partnership’s debts limited by the amount of their respective capital commitment.

CSRC is now in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers, record filing of private funds and perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds to perform self-regulatory administration of privately placement funds. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity funds registered in the cities or districts that satisfy the specified requirements. Such local administrative rules may be changed or preempted according to the new regulations to be issued by CSRC. We have completed the private fund manager registration and filing of private funds under our management with AMAC for the relevant entities that act as private fund managers, including Shanghai Juzhou and four asset management companies that Shanghai Juzhou owns equity interests in.

Regulations on Trust Products

Pursuant to the PRC Trust Law, a trustee can, in its own name, manage and dispose of properties entrusted to it by a trustor for the benefit of beneficiaries. Trust companies are a type of financial institution specializing in the operation of trust business under the PRC Trust Law. Trust companies are subject to the supervision and scrutiny of the China Banking Regulatory Commission, or the CBRC, which is the regulatory authority for banking and financial institutions and related businesses.

On January 23, 2007, the CBRC promulgated the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009. Pursuant to the Trust Plan Rules, a trust company may establish collective funds trust plans, or trust plans, under which the trust company, in its capacity as trustee of two or more trustors, may pool funds entrusted to it by such trustors and may manage, invest and dispose of the pooled funds for the benefit of the beneficiaries. A trust plan must comply with the specified requirements under the Trust Plan Rules, which include the requirements that (i) each trustor participating in the trust plan be a qualified investor and the sole beneficiary of his investment in the trust plan; (ii) there be no more than 50 individuals participating in the trust plan, excluding the individual or qualified institutional investor who entrusts more than RMB3.0 million on a single transaction basis; (iii) the trust plan has a term of no less than one year and has a specific use of proceeds and investment strategy that complies with the industrial policies and relevant regulations of China; (iv) the beneficial interest in the trust plan be divided into different trust units of equal amounts; and (v) other than reasonable compensation provided for in the trust agreements, the trust company is prohibited from seeking any profits directly or indirectly from the trust property for itself in any way.

A qualified investor under the Trust Plan Rules is defined as a person, who is capable of identifying, judging and bearing the risks associated with the trust plan and who falls within any one of the following categories: (i) any individual, legal person or other organization who invests at least RMB1.0 million in the trust plan; (ii) any individual who, on a personal or household basis, owns financial assets of at least RMB1.0 million, with proof of such assets, at the time he or she subscribes to the trust plan; or (iii) any individual individually having an annual income of more than RMB0.2 million or, jointly with a spouse, having an annual income of more than RMB0.3 million, with proof of such income, for each of the last three years.

Pursuant to the Trust Plan Rules, when promoting the trust plan, a trust company must use appropriate materials with detailed disclosures and is prohibited from, among other things, (i) promising minimum returns on the entrusted funds; (ii) marketing or promoting the trust plans in public; or (iii) engaging a non-financial institution to promote the trust plan. On April 8, 2014, CBRC issued the Guidance Opinions on Supervision and Management on Risks of the Trust Companies, or Circular 99, and subsequently issued the detailed implementation rules to Circular 99. CBRC strengthened the regulation on promotion of trust plans in Circular 99 and its implementation rules, which explicitly prohibit the trust companies from engaging any non-financial institutions in promoting trust plans directly or indirectly through advisory, consulting, brokerage or other ways. We are not a trust company, but we distributed trust products in the past and such distribution may be deemed as “promotion” of the trust plans under the PRC regulations and rules. We ceased our services to new trust plans after the promulgation of Circular 99. See “Item 3. Key Information—D. Risk Factors — If the PRC governmental authorities penalize us for our historical promotion of collective fund trust plans, or trust plans, our business, results of operations and prospects may be adversely affected.”

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 and further amended in 2002 and 2009. According to the PRC Insurance Law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerage is the Provisions on the Supervision and Administration of Insurance Brokerage Agency, or the Insurance Brokerage Agency Provisions, promulgated by the CIRC in September 2009, amended and effective as of April 27, 2013. According to the Insurance Brokerage Agency Provisions, an insurance brokerage agency refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage agency established in China must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business issued by the CIRC. Among others, the minimum registered capital for an insurance brokerage agency shall be no less than RMB50.0 million and must be fully paid in. The license of an insurance brokerage agency is valid for a period of three years, and can be renewed subject to the approval of the CIRC.

An insurance brokerage agency may conduct the following insurance brokerage businesses:

•                  making insurance proposals, selecting insurance companies and handling the insurance application procedures for insurance applicants;

•                  assisting the insured or the beneficiary in insurance claims;

•                  reinsurance brokering business;

•                  providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and

•                  other business activities approved by the CIRC.

The senior managers of an insurance brokerage agency must meet certain qualification requirements set forth in the Insurance Brokerage Agency Provisions. Appointment of the senior managers of an insurance brokerage agency is subject to review and approval by the CIRC. Personnel of an insurance brokerage agency who engage in any of the insurance brokerage businesses described above must meet the requirements prescribed by the CIRC and obtain the qualification certificate issued by the CIRC.

As we provide the consulting services to offshore insurance companies and we do not enter into insurance brokerage contract with our clients, we do not think we are engaged in insurance brokerage business in China. However, due to the absence of clear interpretation of the relevant rules, we cannot assure you that the CIRC will agree with our interpretation. If they interpret the relevant rules differently and as a result the consulting services or similar services with respect to offshore insurance products are deemed as insurance brokerage services, we may need to cease the provision of such services. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services in China”.

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the New SIF Law, which became effective on June 1, 2013 and replaced the Securities Investment Funds Law effective since June 1, 2004. The New SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales and other fund services related to mutual funds are required to register or file with the securities regulatory authority. According to New SIF Law, mutual funds are allowed to invest in publicly traded stocks or bonds and other securities or derivatives as permitted by the competent securities regulatory authority from time to time.

Correspondingly, on March 15, 2013, the CSRC amended the Administrative Measures on the Sales of Securities Investment Funds, or the Fund Sales Measures, which became effective on June 1, 2013. The Fund Sales Measures specify that it only applies to the sales of mutual funds. Commercial banks, securities companies, futures companies, insurance companies, securities investment consultation agencies, independent fund sales agencies and other agencies permitted by the CSRC may apply with the local branches of the CSRC for the license related to mutual fund sales. In order to obtain such license, an independent fund sales agency shall meet certain requirements, including without limitation: (i) having a paid-in capital of no less than RMB20.0 million; (ii) the senior executives shall have obtained the fund practice qualification, be familiar with fund sales business, and have two or more years of work experience in fund practice or five or more years of work experience in other relevant financial institutions; (iii) having at least 10 employees qualified to engage in fund related business; and (iv) not being involved in any material changes that have impacted or are likely to impact the normal operation of organizations, or other material issues such as litigations and arbitrations.

Mutual fund managers shall specify the fee charging items, conditions and methods in fund contracts and prospectuses or announcements, and shall specify the rates and calculation methods for the fee charges therein. When dealing with fund sales business, fund sales agencies may collect subscription fee, purchase fee, redemption fee, switching fee, sales service fee, and other relevant fees from the investors according to fund contracts and prospectuses. When providing value-added services to fund investors, fund sales agencies may charge the fund investors value-added service fee. In addition, they shall not charge investors extra fees unless otherwise agreed in fund contracts, prospectuses and fund sales service contracts. Yumao, a subsidiary of Shanghai Jupai, has obtained a license from the CSRC for mutual fund sales on December 15, 2014. Up to date, Yumao has yet to engage in this activity, but it will engage in the sale of mutual fund products and other regulated fund products in the near future.

Regulations on P2P Lending Business

The PRC government has not promulgated any particular rules, laws or regulations to specially regulate the online P2P lending services industry. However, there are certain rules, laws and regulations relevant or applicable to the online P2P lending services industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

As a type of contract, the loan agreements in the P2P lending business must meet the requirements of the PRC Contract Law as well as the relevant Supreme People’s Court’s guidance regarding contract formation, validity, performance, enforcement and assignment of contracts. In addition, under the PRC Contract Law and the guidance issued by the Supreme People’s Court in August 2015 on Certain Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases (the “Private Lending Judicial Interpretation”), a contractual interest rate of above 36% per annum will not be enforceable while the enforceability of interest rates between 24% to 36% depends on the facts of the case.

According to Private Lending Judicial Interpretation, when the lender and borrower formed their lending relationship via an online lending platform, but the online lending platform only provides intermediary service, the People’s Court shall dismiss the lender’s claim if it alleges such platform to assume guarantee responsibilities. The People’s Court, however, shall support the lender’s claim if the provider of the online lending platform makes express indication via webpages, advertisement or other media, or other evidence indicated that it has provided guarantee for the lending, in case that the lender alleges such platform to assume guarantee responsibilities.

A contract for intermediary services under PRC Contract Law is one where the intermediary reports to the client on contract opportunities or supplies intermediary services relating to the entering into of contracts, and the client pays remuneration to the intermediary. The intermediary shall provide the client with a strictly truthful account of all matters relating to the entering into of  any contract. Where the intermediary deliberately conceals important matters relating to the entering into of contracts or supplies false information of the facts surrendering the entering into of such contracts, the intermediary is not allowed to claim remuneration and shall also indemnify the client.

Shanghai Yixun provides services in connection with loans between individuals and collects fees from borrowers for the provision of intermediary services, such as information consultation, evaluation and repayment management.

To operate its Jubaopen business, Shanghai Yixun, as a P2P lending service provider, is subject to the relevant rules, policies of or supervision from competent governmental authorities.  A P2P lending business must operate only as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, provide any guarantee or illegally raise any funds from the general public.

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines provide that a P2P lending service provider shall function as a platform and provide the investors and the borrowers with information exchange, deal making, credit rating and other intermediary services. A P2P lending service provider shall clarify the nature of information intermediary, provide the direct loans between the investors and borrowers primarily with information services, and must not provide credit enhancement services and engage in illegal fundraising.

The Guidelines require a P2P lending service provider to choose qualified banking financial institutions as the fund deposit institutions for supervision and administration of customer funds to ensure that the customers’ funds and the service provider’s own funds are managed in separate custody accounts.

According to the Guidelines, a P2P lending service provider shall make full information disclosure to the customers, and disclose the information concerning its operating activities and financial standing of the borrower to the investors in a timely manner so that the investors can develop a full understanding of the operating status of the borrower and the P2P lending service provider can operate steadily and control the risks.

Under the Guidelines, a P2P lending service provider shall truly increase the technical security level, keep the customers’ data and transaction information safe and shall not sell or disclose the customers’ personal information in violation of the laws and take effective measures to recognize the identity of customers, monitor and report suspicious transactions proactively, and keep the customers’ data and transaction records safe.

The Guidelines only set out the basic principles for promoting and administering the online P2P lending services industry, and additional detailed rules and regulations will be adopted by the relevant regulatory  bodies to implement and enforce those principles. How the requirements in the Guidelines will be interpreted and implemented remains uncertain.

Jubaopen is intended as an information intermediary between borrowers and lenders and not a party to the loans facilitated on the marketplace. Shanghai Yixun has taken measures to comply with the laws and regulations that are applicable to its business operations and to avoid conducting any activities that may be deemed as illegal fund-raising under the currently applicable laws and regulations. In this respect, Shanghai Yixun has completed its ICP filings for Jubaopen platform, required both the borrower and lender to open the account in Jubaopen platform with real identity information, and adopted its own credit evaluation method by classifying the credit level of borrowers into different levels.

However, due to the lack of detailed regulations and guidance in the area of P2P lending services and the possibility that the PRC governmental authority may promulgate new laws and regulations to regulate P2P lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure.  For example, we cannot rule out the possibility that some of the services Shanghai Yixun provides to investors, such as “Ju Pan”, which is an automated investing tool, might be viewed as not being in full compliance.  This tool automatically allocates committed funds from multiple investors among multiple borrowers, which goes beyond the simple one-to-one matching between investors and borrowers and could therefore be deemed as violating the applicable rules. In addition, under Jubaopen’s risk reserve fund arrangement, the borrower will deposit a sum for the risk reserve fund under our arrangement for repayment to investors of the principal amount in default and accrued interests. It is uncertain whether such risk reserve fund arrangement will be treated as “credit enhancement services”.

Another body of laws and rules applicable to the operation of Jubaopen relates to the prohibition of illegal fund raising. Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011 to further clarify the criminal charges and potential punishments relating to illegal public fund-raising. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.  Jubaopen is intended to act as a platform for borrowers and investors and generally not a party to the loans facilitated on its platform. As a result, we believe the operations of Shanghai Yixun are in compliance with the anti-illegal fund-raising regulations.

Regulations on Labor Protection

On June 29, 2007, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Contract Law, as amended on December 28, 2012, which formalizes employees’ rights concerning employment contracts, overtime hours, layoffs and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. In addition, under the Regulations on Paid Annual Leave for Employees and its implementation rules, which became effective on January 1, 2008 and on September 18, 2008 respectively, employees are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service and to enjoy compensation of three times their regular salaries for each such vacation day in case such vacation days are deprived by employers, unless the employees waive such vacation days in writing. Although we are currently in compliance with the relevant legal requirements for terminating employment contracts with employees in our business operation, in the event that we decide to lay off a large number of employees or otherwise change our employment or labor practices, provisions of the Labor Contract Law may limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions within such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that are not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The current version of the Foreign Investment Catalogue came into effect on April 10, 2015. Pursuant to the currently effective or the amended Foreign Investment Catalogue, market survey, a business activity that we currently engage in through our VIE, is restricted for foreign investment. As market survey may be constantly involved during our development and expansion, we may continue this business activity through contractual arrangements with our consolidated subsidiary, Shanghai Jupai.

In addition, if our PRC subsidiary and consolidated entities plan to engage in promoting or distributing wealth management plans through the Internet, or allows our clients to purchase wealth management products on any of our websites, such business is likely to be deemed as value-added telecommunications service and call for approvals from relevant authorities. Foreign investment in telecommunications businesses is governed by the State Council’s Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued by the State Council on December 11, 2001 and amended on September 10, 2008, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China cannot exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China. Although MIIT promulgated its Notice on Lifting Foreign Investment Restrictions on Online Data and Deal Processing Business on June 19, 2015, which permits foreign ownership, in whole or in part, of online data and deal processing business, a sub-type of value-added telecommunications service, we still expect our potential business of online promotion and distribution of wealth management products to face foreign investment restrictions or uncertainties, since it is not clear whether our potential business will be deemed as online data and deal processing.

We plan to engage in the direct sales of mutual funds and asset management plans sponsored by mutual fund management companies. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. In practice, such license is generally unavailable to foreign invested enterprises or their subsidiaries. In order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang, our PRC subsidiary, with Shanghai Jupai, our PRC variable interest entity. In December 2014, Yumao obtained the mutual fund sales license, and accordingly, we plan to start the sale of mutual fund products and other regulated fund products through Yumao in the near future. Similarly, although asset management services are not prohibited or restricted from foreign investments, PRC authorities are more accustomed to dealing with domestic PRC fund managers without foreign investment. As a result, we conduct our asset management services through our VIE to ensure smooth operations.

Our PRC subsidiary is also not allowed to engage in insurance brokerage businesses. Therefore, our insurance brokerage related business is carried out principally through Jupai HK. In the future, we plan to engage in the insurance brokerage businesses in the PRC and we will rely on our consolidated entities to obtain and hold the required license for such business.

E-House Capital relies on similar contractual arrangements with Scepter Pacific’s variable interest entities in China to conduct its asset management services. Although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China, in practice, when acting as the general partner of various funds, Scepter Pacific may also need to invest in projects or funds as a limited partner at the same time. Some targeted projects, such as high-end hotel and office building rental projects, are in prohibited or restricted categories for foreign investment. Therefore E-House Capital to provide asset management services through contractual arrangements between Scepter Pacific’s wholly-owned PRC subsidiary and its variable interest entities in China.

Other than those disclosed above, we are not aware of any other PRC legal restriction or prohibition for foreign investment in the business activities that we and E-House Capital engage in.

In the opinion of AllBright Law Offices, our PRC legal counsel:

•                  the ownership structures of Shanghai Jupai, Shanghai Juxiang, and Jupai, as described in “A.                              History and Development of the Company” both currently and after giving effect to this offering, are in compliance with all existing PRC laws and regulations,

•                  the contractual arrangements governed by PRC laws among Shanghai Juxiang, Shanghai Jupai and its shareholders establishing the corporate structure for our wealth management and asset management businesses are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements governed by PRC laws among Shanghai Baoyi, Shanghai E-Cheng and its shareholders establishing the corporate structure for E-House Capital’s asset management service business are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC governmental restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Regulations on Tax

PRC Enterprise Income Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC laws and accounting standards. On March 16, 2007, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the Implementation Rules to the PRC Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the PRC Enterprise Income Tax Law. The PRC Enterprise Income Tax Law imposes a uniform enterprise income tax rate of 25% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations.

Moreover, under the PRC Enterprise Income Tax Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementation Rules define the term “de facto management body” as the management body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In addition, the Circular Related to Relevant Issues on the Identification of a Chinese holding Company Incorporated Overseas as a Residential Enterprise under the Criterion of De Facto Management Bodies Recognizing issued by the State Administration of Taxation on April 22, 2009 provides that a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in China; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (iii) its major assets, accounting books, company seals and minutes and files of its board and shareholders’ meetings are located or kept in China; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in China. Although the circular only applies to offshore enterprises controlled by PRC enterprises and not those controlled by PRC individuals or foreigners, the determining criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We do not believe Jupai or any of its subsidiaries outside of China was a PRC resident enterprise for the year ended December 31, 2013, but we cannot predict whether such entities may be considered as a PRC resident enterprise for any subsequent taxable year. Although our company is not controlled by any PRC company or company group, substantial uncertainty exists as to whether we will be deemed as a PRC resident enterprise for enterprise income tax purposes. In the event that we were considered a PRC resident enterprise, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income, but the dividends that we receive from our PRC subsidiary would be exempt from the PRC withholding tax since such income is exempted under the PRC Enterprise Income Tax Law for a PRC resident enterprise recipient. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC VAT and Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Value-Added Tax (the “VAT Regulation”), which was amended on November 10, 2008, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity.

Pursuant to the PRC Provisional Regulations on Business Tax, taxpayers falling under the category of service industry in China are required to pay a business tax at a normal tax rate of 5% of their revenues. In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. Pursuant to this plan and relevant notices, from January 1, 2012, the value-added tax has been imposed to replace the business tax in the transport and shipping industry and some of the modern service industries in certain pilot regions, of which Shanghai is the first one. A value-added tax, or VAT, rate of 6% applies to revenue derived from the provision of some modern services.

On December 12, 2013, the Ministry of Finance and State Administration of Taxation issued Notice of the Ministry of Finance and the State Administration of Taxation on Including the Railway Transportation and Postal Industries in the Pilot Program of Replacing Business Tax with Value-Added Tax (2013 Amendment), along with Pilot Implemental Rules of Replacing Business Tax with VAT, which is effective on January 1, 2014 (“Pilot Rules”). Pursuant to Pilot Rule, the unit and individual who provide service in transportation, postal and other modern service industrial shall be tax payer of VAT. Taxpayer who provide taxable service shall pay VAT, instead of Business Tax. The tax rate for provision of modern service industrial (exclusive of leasing of tangible chattel) is 6%.

On December 16, 2013, the State Administration of Taxation issued the Announcement on Matters concerning the Determination of the Qualification of General VAT Taxpayers under the Pilot Program of Replacing Business Tax with VAT (the “VAT Announcement”), which became effective on January 1, 2014. According to the VAT Announcement, a pilot taxpayer who has been determined as a general VAT taxpayer before the implementation of the pilot program and concurrently provides taxable services is not required to apply for the qualification again. The competent tax authority shall prepare and deliver the Notice of Tax-Related Matters and inform the taxpayer. A pilot taxpayer with annual sales amount of taxable services above RMB5.0 million before the implementation of the pilot program of VAT in lieu of business tax shall go through the formalities for the qualification of a general VAT taxpayer with the competent tax authority under the State Administration of Taxation.

Dividend Withholding Tax

Pursuant to the PRC Enterprise Income Tax Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our PRC subsidiary directly or indirectly. Since there is no such tax treaty between China and the Cayman Islands, dividends we receive from our PRC subsidiary will generally be subject to a 10% withholding tax. We have evaluated whether Jupai is a PRC resident enterprise and we believe that Jupai was not a PRC resident enterprise for the year ended December 31, 2014. However, as there remains uncertainty regarding the interpretation and implementation of the PRC Enterprise Income Tax Law and the Implementation Rules, it is uncertain whether, if Jupai will be deemed a PRC resident enterprise in the future, any dividends distributed by Jupai to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — The dividends we receive from our PRC subsidiary may be subject to PRC tax under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our financial condition and results of operations. In addition, if we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and to our non-PRC shareholders or ADS holders.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Jupai HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Notice 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Foreign Account Tax Compliance Act

The United States has passed the Foreign Account Tax Compliance Act, or FATCA, that imposes a new reporting regime and, potentially, a 30% withholding tax on certain payments made to certain non-U.S. entities. In general, the 30% withholding tax applies to certain payments made to a non-U.S. financial institution unless such institution is treated as deemed compliant or enters into an agreement with the US Treasury to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by certain U.S. persons and to withhold on certain payments. The 30% withholding tax also generally applies to certain payments made to a non-financial non-U.S. entity that does not qualify under certain exemptions unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners.” An intergovernmental agreement between the United States and another country may also modify these requirements. We do not expect FATCA will have a material impact on our business or operations, but because FATCA is particularly complex and its application is uncertain at this time, we cannot assure you that we will not be adversely affected by this legislation in the future.

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

•                  Foreign Exchange Administration Rules (1996), as amended, or the Exchange Rules; and

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, Renminbi is convertible for current account items, including the distribution of dividends, interest and royalty payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is still subject to the approval of SAFE.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, including approval by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts.

On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or SAFE Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as Shanghai Juxiang, from converting registered capital in foreign exchange into Renminbi for the purpose of equity investment, granting certain loans, repayment of inter-company loans, and repayment of bank loans which have been transferred to a third party. Further, SAFE Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into Renminbi for the payment of various types of cash deposits. If our VIE requires financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above.

On May 10, 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over foreign direct investment in the PRC shall be conducted by way of registration. Institutions and individuals shall register with SAFE and/or its branches for their direct investment in China. Banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which will become effective on June 1, 2015. Upon the implementation of Circular 13, the current foreign exchange procedures will be further simplified, foreign exchange registrations of direct investment will be handled by designated foreign exchange settlement banks instead of SAFE and its branches.

On March 30, 2015, SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises (“SAFE Circular 19”), which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise and SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards. Nevertheless, foreign-invested enterprises like our PRC subsidiary are still not allowed to extend intercompany loans to our PRC consolidated entities. In addition, as Circular 19 was promulgated recently, there remain substantial uncertainties with respect to the interpretation and implementation of this circular by relevant authorities.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•                  Wholly Foreign-Owned Enterprise Law, as amended on October 31, 2000; and

•                  Wholly Foreign-Owned Enterprise Law Implementing Rules, as amended on April 12, 2001.

•                  Company Law of China, as amended on December 28, 2013.

Under these laws and regulations, wholly foreign-owned companies in China may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles (“SPV”), or SAFE Circular 37, which has superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for overseas investment before paying capital to SPV by using his, her or its legal assets whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, etc., or material events including increase or decrease by domestic individual shareholder in investment amount, equity transfer or swap, merge, spin-off, etc., the domestic resident shall timely complete the change of foreign exchange registration formality for offshore investment.

According to SAFE Circular 37, failure to make such registration or truthfully disclose actual controllers of the round-trip enterprises may subject PRC residents to fines up to RMB300,000 in case of domestic institutions or RMB50,000 in case of domestic individuals. If the registered or beneficial shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiary. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for violating applicable foreign exchange restrictions. Mr. Tianxiang Hu, Dr. Weishi Yao, Ms. Yacheng Shen, Mr. Keliang Li and Ms. Yichi Zhang have all fulfilled the registration under relevant SAFE regulations.

Regulations on Stock Incentive Plans

On December 25, 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account.

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

The Stock Incentive Plan Rules and SAFE Circular 37 were promulgated only recently and many issues require further interpretation. If we or our PRC employees fail to comply with the Stock Incentive Plan Rules, we and our PRC employees may be subject to fines and other legal sanctions. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or other PRC government authorities.

Regulation Relating to Privacy Protection

Internet content providers, or ICPs, are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts, and may be ordered to suspend temporarily their services or have their licenses revoked.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT on December 29, 2011, ICPs are also prohibited from collecting any user personal information or providing any such information to third parties without the consent of a user. ICPs must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for its services. ICPs are also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, ICPs must take remedial measures immediately and report any material leak to the telecommunications regulatory authority.

In addition, the Decision on Strengthening Network Information Protection promulgated by the Standing Committee of the National People’s Congress on December 28, 2012 emphasizes the need to protect electronic information that contains individual identification information and other private data. The decision requires ICPs to establish and publish policies regarding the collection and use of personal electronic information and to take necessary measures to ensure the security of the information and to prevent leakage, damage or loss. Furthermore, MIIT’s Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated on July 16, 2013 contain detailed requirements on the use and collection of personal information as well as the security measures to be taken by ICPs.

The PRC government retains the power and authority to order ICPs to provide an Internet user’s personal information if such user posts any prohibited content or engages in any illegal activities through the Internet.

We will be subject to the ICP regulation and other privacy regulation if and when we begin to sell mutual fund products online.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure as of March 31, 2016:

Notes:

(1)         Shanghai Jupai is one of our VIEs. Each of Mr. Tianxiang Hu, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang, holds 67.7%, 10%, 8.3%, 8% and 6% of equity interests in Shanghai Jupai, respectively.

(2)         Mr. Jianda Ni, Mr. Tianxiang Hu, Dr. Weishi Yao, Ms. Min Liu and Mr. Liang Li owns 2%, 3%, 3%, 2% and 2% of Shanghai Yixun Internet Finance Information Services Co., Ltd., respectively. Mr. Hui Wang, who is the general manager and chief operating officer of this company also owns 10% of its equity interest.

(3)         The remaining 15% of the equity interest is owned by a third party unrelated to us.

(4)         The remaining 15% of the equity interest is owned by Mr. Liang Li, our president, and 5% of the equity interest is owned by an employee.

(5)         The remaining 10% of the equity interest is owned by Mr. Liang Li, our president.

(6)         Shanghai Juzhou owns equity interests in 17 asset management companies. Among the 17 companies, Shanghai Yiju Asset Management Co., Ltd, or Shanghai Yiju, is owned by Shanghai Juzhou and Yidezhao.

(7)         Shanghai E-Cheng is one of our VIEs. Each of Mr. Zuyu Ding and Mr. Weijie Ma holds 50% equity interest in Shanghai E-Cheng. Messrs. Ding and Ma are both employees of E-House.

(8)         It is a limited partnership. Shanghai E-Cheng is the limited partner and Shanghai Yubo, as the general partner, holds the remaining interests in the partnership.

Contractual Arrangement with Shanghai Jupai

In January 2014, we amended and restated the contractual arrangements that we previously entered into with Shanghai Jupai in September 2013. The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Juxiang, our VIE, Shanghai Jupai, and the shareholders of Shanghai Jupai.

Operating Agreement.     Pursuant to the amended and restated operating agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated January 8, 2014, Shanghai Jupai and the shareholders of Shanghai Jupai agreed not to enter into any transaction that could materially affect Shanghai Jupai’s assets, obligations, rights or operations without prior written consent from Shanghai Juxiang, including but not limited to the amendment of the articles of association of Shanghai Jupai. Shanghai Jupai and its shareholders agree to accept and follow our corporate policies provided by Shanghai Juxiang in connection with Shanghai Jupai’s daily operations, financial management and the employment and dismissal of Shanghai Jupai’s employees. Shanghai Jupai agreed that it should seek guarantee from Shanghai Juxiang first if any guarantee is needed for Shanghai Jupai’s performance of any contract or loan in the course of its business operation. The agreement shall be in effective as long as Shanghai Jupai exists. None of Shanghai Jupai and its shareholders can terminate this agreement. Shanghai Juxiang may terminate the agreement by giving a 30-day prior written notice.

Call Option Agreement.     Under the amended and restated call option agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated January 8, 2014, each of the shareholders of Shanghai Jupai irrevocably granted to Shanghai Juxiang or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his equity interests in Shanghai Jupai. Also, Shanghai Juxiang or its designee has the right to acquire any and all of its assets of Shanghai Jupai. Without Shanghai Juxiang’s prior written consent, Shanghai Jupai’s shareholders cannot transfer their equity interests in Shanghai Jupai, and Shanghai Jupai cannot transfer its assets. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time of the exercise of the option. Shanghai Juxiang may terminate the agreement early, whereas none of Shanghai Jupai and its shareholders can terminate this agreement.

Equity Interest Pledge Agreement.     Under the amended and restated equity pledge agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated October 9, 2014, the shareholders pledged all of their equity interests in Shanghai Jupai to Shanghai Juxiang to guarantee Shanghai Jupai’s performance of relevant obligations and indebtedness under the consulting services agreement. In addition, the shareholders of Shanghai Jupai have completed the registration of the equity pledge under the agreement with the competent local authority. If Shanghai Jupai breaches its obligation under the consulting services agreement, Shanghai Juxiang, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will remain effective until all the guaranteed obligations are performed.

Voting Rights Proxy Agreement.     Under the amended and restated voting rights proxy agreement among Shanghai Juxiang and the shareholders of Shanghai Jupai dated January 8, 2014, each shareholder of Shanghai Jupai irrevocably appointed Shanghai Juxiang as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai Jupai, including but limited to the power to vote on its behalf on all matters of Shanghai Jupai requiring shareholder approval in accordance with the articles of association of Shanghai Jupai. The proxy agreement will remain in effect unless Shanghai Juxiang terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Jupai.

Consulting Services Agreement.     Pursuant to the amended and restated consulting services agreement between Shanghai Jupai and Shanghai Juxiang dated January 8, 2014, Shanghai Juxiang has the exclusive right to provide consulting services to Shanghai Jupai relating to Shanghai Jupai’s business, including but not limited to business consulting services, human resources development, and business development. Shanghai Juxiang exclusively owns any intellectual property rights arising from the performance of this agreement. Shanghai Juxiang has the right to determine the service fees based on Shanghai Jupai’s actual operation on a quarterly basis. This agreement will be effective as long as Shanghai Jupai exists. Shanghai Juxiang may terminate this agreement at any time by giving a prior written notice to Shanghai Jupai.

Amendment to Agreements.   Pursuant to the Amendment to Agreements entered into by Shanghai Jupai, the shareholders of Shanghai Jupai and Shanghai Juxiang dated October 9, 2014, the Operating Agreement was amended, pursuant to which, the shareholders of Shanghai Jupai must appoint candidates recommended by Shanghai Juxiang as the director, general manager, CFO and other senior managers.

Contractual Arrangement with Shanghai E-Cheng

The following is a summary of the currently effective contractual arrangements by and among Shanghai Baoyi, Shanghai E-Cheng, and the shareholders of Shanghai E-Cheng.

Exclusive Support Agreement.     Pursuant to the exclusive support agreement between Shanghai Baoyi and Shanghai E-Cheng dated May 14, 2014, Shanghai Baoyi provides Shanghai E-Cheng with a series of consulting services on an exclusive basis and is entitled to receive related fees. This agreement will be effective as long as Shanghai E-Cheng exists. Shanghai Baoyi is entitled to terminate the agreement early if (i) the Shanghai E-Cheng breaches the agreement, and within 30 days upon written notice, fails to rectify its breach, take sufficient, effective and timely measures to eliminate the effects of breach, and compensate for any losses incurred by the breach; (ii) the applicable consolidated VIE is bankrupt or is subject to any liquidation procedures and such procedures are not revoked within seven days; or (iii) due to any event of force majeure, Shanghai E-Cheng’s failure to perform its obligations under the agreement lasts for over 20 days. Except as provided in the preceding sentence, Shanghai Baoyi is entitled to terminate the agreement early at any time by sending a written notice 20 days in advance, for any reason. The agreement does not include a provision for early termination by Shanghai E-Cheng. Unless expressly provided by this agreement, without prior written consent of Shanghai Baoyi, Shanghai E-Cheng may not engage any third party to provide the services offered by Shanghai Baoyi under this agreement.

Loan Agreements.     Pursuant to the loan agreement among Shanghai Baoyi and the shareholders of Shanghai E-Cheng dated April 28, 2014, Shanghai Baoyi made loans in an aggregate amount of RMB1.0 million (US$0.2 million) to the shareholders of Shanghai E-Cheng solely for the incorporation and capitalization of Shanghai E-Cheng. Pursuant to the loan agreement, the shareholders must repay the loans one time upon the maturity date of the loan and Shanghai Baoyi has the right to use the loan to, or designate a third party to, buy all of the equity interests in Shanghai E-Cheng held by the shareholders. The loan is interest free and the term of the loan is (i) the expiration of 20 years from the date of the loan agreement, (ii) the expiration of Shanghai Baoyi’s operation term or (iii) the expiration of Shanghai E-Cheng’s operation term whichever is the earliest. Shanghai Baoyi can require the shareholders to and the shareholders may apply to repay all or a portion of the loan before the maturity date with a 30 days prior written notice. Under each of the circumstances, Shanghai Baoyi is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in Shanghai E-Cheng on a pro rata basis based on the amount of the repaid principal of the loan.

Exclusive Call Option Agreement.     Under the exclusive call option agreement among Shanghai Baoyi, Shanghai E-Cheng and the its shareholders dated May 14, 2014, each of the shareholders of Shanghai E-Cheng irrevocably and unconditionally granted to Shanghai Baoyi or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his equity interests in Shanghai E-Cheng. Also, Shanghai Baoyi or its designee has the right to acquire any and all of the assets of Shanghai E-Cheng. Without Shanghai Baoyi’s prior written consent, Shanghai E-Cheng’s shareholders cannot transfer their equity interests in Shanghai E-Cheng, and Shanghai E-Cheng cannot transfer its assets. The acquisition price for the shares or assets will be the corresponding capital contribution in Shanghai E-Cheng’s registered capital or the corresponding assets’ net booking value, or, if the minimum amount of consideration permitted under the PRC law is higher than the capital contribution or the net booking value, will be such minimum amount at the time of the exercise of the option. The agreement will not be terminated until after all of the equity interest and assets of Shanghai E-Cheng have been transferred to Shanghai Baoyi or its designee.

Equity Interest Pledge Agreement.     Under the equity pledge agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated May 14, 2014, the shareholders pledged all of their equity interests in Shanghai E-Cheng to Shanghai Baoyi to guarantee the performance of all the obligations of Shanghai E-Cheng and its shareholders under the loan agreement, exclusive option agreement, voting rights proxy agreement and the equity interest pledge agreement. In addition, the shareholders of Shanghai E-Cheng have completed the registration of the equity pledge under the agreement with the competent local authority. If Shanghai E-Cheng or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. This pledge will remain effective until all the contractual obligations are performed and the guaranteed loan has been paid off.

Shareholder Voting Rights Proxy Agreement.     Under the voting rights proxy agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated May 14, 2014, each shareholder of Shanghai E-Cheng irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai E-Cheng, including but limited to the power to vote on its behalf on all matters of Shanghai E-Cheng requiring shareholder approval in accordance with the articles of association of Shanghai E-Cheng. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai E-Cheng in a yearly basis.

In the opinion of our PRC counsel, AllBright Law Offices, the contractual arrangements with respect to Shanghai Jupai and Shanghai E-Cheng are valid, binding and enforceable under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — . Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 3,500 square meters in Shanghai, China. As of December 31, 2015, we have in aggregate 50 client centers in Shanghai, Beijing, Hangzhou, Shenzhen, Suzhou, Chengdu, Tianjin, Ningbo, Nanjing, Xiamen, Wuhan, Chongqing, Nantong, Guangzhou, Qingdao, Shenyang, Changzhou, Qidong, Cixi, Fuzhou, Ha’erbin, Jiaxing, Quanzhou, Taiyuan, Wenzhou, Wuxi, Xi’an, Yiwu and Yuyao. We lease our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we plan to renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term
Shanghai premises	Starting : from September 2013 to December 2015 Expiring : from January 2016 to October 2018
Beijing premises	Starting : from May 2013 to January 2014 Expiring : from May 2016 to December 2016
Hangzhou premises	Starting : from August 2013 to September 2015 Expiring : from October 2016 to September 2018
Suzhou premises	Starting : from August 2014 to September 2015 Expiring : from August 2016 to January 2018
Tianjin premises	Starting : from August 2015 to October 2015 Expiring : from October 2017 to August 2018
Xiamen premise	Starting : from March 2014 to November 2014 Expiring : from March 2016 to January 2018
Shenzhen premise	March 2015 to April 2017
Chengdu premise	Starting : from July 2015 to November 2015
Expiring : from Jul 2018 to October 2018
Ningbo premise	Starting : from February 2014 to November 2015
Expiring : from February 2016 to November 2018
Nanjing premise	December 2013 to January 2016
Wuhan premise	June 2014 to May 2017
Chongqing premise	June 2014 to May 2017
Nantong premise	October 2014 to December 2017
Shenyang premise	May 2015 to May 2017
Guangzhou premise	December 2014 to December 2016
Qidong premise	January 2015 to December 2017
Changzhou premise	January 2015 to January 2018
Fuzhou premise	June 2015 to June 2020
Ha’erbin premise	July 2015 to July 2016
Jiaxing premise	April 2015 to April 2020
Qingdao premise	January 2015 to January 2018
Quanzhou premise	November 2015 to November 2020
Taiyuan premise	June 2015 to May 2018
Wenzhou premise	May 2015 to May 2018
Wuxi premise	July 2015 to July 2018
Xi’an premise	November 2015 to November 2016
Yiwu premise	June 2015 to June 2018
Yuyao premise	December 2015 to December 2018
Cixi premise	December 2015 to December 2018

The lease agreements typically have terms of approximately one to three years that are renewable by the parties subject to early termination. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. In 2013, 2014 and 2015, the aggregate value of wealth management products we distributed to our clients reached RMB7.6 billion, RMB13.3 billion and RMB28.4 billion, respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB12.5 billion as of December 31, 2015.

In connection with our wealth management product related services, we charge product providers or corporate borrowers one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. We started to manage a new public markets fund in the second quarter of 2015, which pays carried interest, if any. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring service or management fees for our wealth management product related and asset management services beginning in 2013. In 2013, 2014 and 2015, our one-time commissions accounted for 96.9%, 89.3% and 56.6% of our total net revenues, respectively; and our recurring service and management fees combined accounted for 3.1%, 10.7% and 43.4% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to US$18.6 million and accounted for 19.7% of our total net revenues in 2015.

We have experienced substantial growth in recent years. Our net revenues increased significantly from US$22.4 million in 2013 to US$38.9 million in 2014 and to US$94.4 million in 2015. The net income attributable to our shareholders increased significantly from US$9.2 million in 2013 to US$14.4 million in 2014 and to US$24.3 million in 2015.

Key Components of Our Results of Operations

Net Revenues

We derive net revenues mainly from the provision of wealth management product related services and asset management services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product related services accounted for substantially all of our revenues. In 2013, we started to provide asset management services which was further strengthened by our acquisition of Scepter Pacific, the holding company of E-House Capital, which specializes in the design and management of real estate or related investment products and funds. We also categorize revenues into third-party revenues and related-party revenues. Our related-party revenues consist primarily of one-time commissions and recurring management fees paid by limited partnership funds where we serve as general partner or co-general partner or other funds where we serve as managers. The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%

Net revenues:
One-time commission	21,736,686	96.9	34,756,667	89.3	53,351,454	56.6
Related party	1,661,677	7.4	3,588,606	9.2	26,298,001	27.9
Third party	20,075,009	89.5	31,168,061	80.1	27,053,453	28.7
Recurring service fee	84,621	0.4	1,923,486	4.9	18,420,476	19.5
Related party	—	—	—	—	3,785,334	4.0
Third party	84,621	0.4	1,923,486	4.9	14,635,142	15.5
Recurring management fees(1)	609,314	2.7	2,232,216	5.8	22,579,636	23.9
Related party	609,314	2.7	2,036,599	5.3	22,579,636	23.9
Third party	—	—	195,617	0.5	—	—
Net revenues	22,430,621	100.0	38,912,369	100.0	94,351,566	100.0

Note:

(1)         We recognized US$18.6 million carried interest as part of our recurring service and management fees in 2015. We did not recognize any carried interest before 2015.

One-Time Commissions.     We generate a majority of one-time commissions from our wealth management product related services where we charge product providers or corporate borrowers a commission calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the product providers or corporate borrowers. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced an increase in the absolute amount of one-time commission from 2013 to 2015 due to our growth.  One-time commission as a percentage of our total net revenues decreased from 2013 to 2015 while we rapidly expanded our asset management services and as a result recorded more recurring fee revenues.

Recurring Service Fees.     During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. We have experienced an increase in both the absolute amount of recurring service fee revenues and as a percentage of our total net revenues from 2013 to 2015.  This increase was due to a combination of more products for which we provide on-going services as well as higher performance fees received due to the satisfactory performance of those products. In 2013, 2014 and 2015, we recorded nil, nil and US$9.8 million of such performance fees, respectively.

Recurring Management Fees.     We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment.  We managed to increase both the absolute amount of recurring management fee revenues and its percentage of our total net revenues from 2013 to 2015 as we expanded our asset management services.  The amount of assets under our sole or shared management increased from RMB2.4 billion in 2014 to RMB12.5 billion in 2015.  As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was nil, nil and US$8.8 million in 2013, 2014 and 2015, respectively, and nil, US$3.3 million and nil was recognized as deferred revenues in 2013, 2014 and 2015, respectively and subject to clawback.

While we expect that our one-time commissions will continue to account for the majority of our net revenues, recurring management fees are expected to constitute an increasing portion of our net revenues as we continue to grow our asset management business. We also expect to see a rise in revenues from recurring service fees as we continue to expand our product offerings where our ongoing services are needed, such as public market-related, private equity fund-related and certain fixed income products.  We also expect to have additional sources of revenues in the future such as those from our recently acquired internet finance business.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2013, 2014 and 2015, we incurred channel fees in the amount of US$16.1 million, US$13.3 million and US$35.0 million, respectively.

We monitor and strive to improve the following key business metrics to generate higher net revenues:

Number of Active Clients.     Our core business is the provision of wealth management product advisory services to high-net-worth clients in China. Our active clients are those who, during any given period, purchased wealth management products that we distribute at least once during that period. Our ability to attract new clients and to encourage repeat purchases by existing clients depends on our ability to provide high-quality wealth management product advisory services and products. To achieve this, we constantly strive to increase the level of expertise of our wealth management product advisors, enrich our product selection, increase our market presence and carry out effective sales and marketing campaigns. We also strive to attract new clients by expanding our coverage network into new markets.

Average Transaction Value Per Client.     Average transaction value per client for any given period refers to the simple average of the value of wealth management products distributed by us to each active client during that period. The average transaction value per client is related to the total amount of wealth management products we distribute, which is a function of the number of active clients and the average transaction value per client. An increase in the total amount of wealth management products we distribute may increase the one-time commissions and recurring fees we earn, which in turn drives our revenue growth. The average transaction value per client is also affected by our clients’ amount of investable assets and the level of satisfaction of our clients with our wealth management product advisory services.

Our Product Mix.     Our product mix affects our sources of revenues and the amount of revenues we are able to generate. We source a wide array of third-party wealth management products and also develop wealth management products in-house. These include four types of products: (i) fixed income products; (ii) private equity and venture capital fund products; (iii) public market products and (iv) other products, such as insurance products and alternative investments. The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed during the periods indicated:

	Year Ended December 31,
Product type	2013		2014		2015
	RMB in millions	%	RMB in millions	%	RMB in millions	%

Fixed income products	7,560.7	99.5	11,014.4	82.9	15,429.9	54.3
Private equity or venture capital fund products	18	0.2	486.3	3.7	7,460.5	26.2
Public market products	20	0.3	1,653.8	12.4	4,232.2	14.9
Other products	—	—	137.8	1.0	1,295.6	4.6
All products	7,598.7	100	13,292.3	100	28,418.2	100

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute, and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB1.6 billion, RMB6.6 billion and RMB22.7 billion of the products that we distributed in 2013, 2014 and 2015, respectively, were either products developed and managed by us or third-party products that we helped design.

Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. The amount of fixed income products as a percentage of all products has remained high during the periods indicated primarily due to their more manageable risk profile, which is preferred by many of our clients. Since 2014, however, the percentage of private equity and venture capital fund products has increased significantly due to their more attractive returns. We intend to increase the percentage of our self-developed products in the future in order to increase the level of recurring management fees.

Amount of Assets Under Our Management.     We provide asset management services in the capacity as general partner, co-general partner or manager to investment funds. The amount of our recurring management fees, including any potential performance fee or carried interest, is affected by the amount of assets under our management. We believe the amount of assets under our management will become a more important factor affecting our results of operations as we anticipate the percentage and absolute amount of revenues generated from recurring management fees to grow in the foreseeable future.

Fee Rates.     Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. Although our fee rates differ across products of different types and sizes, the rates in respect of any given type of products have been, and we expect them to remain, relatively stable in the near future. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years.  The one-time commission rates we charge on fixed income products with a term of no more than six months typically range from 0.2% to 2% and these fee rates are the lowest among fixed income products we distribute. The one-time commission rates we charge on fixed income products that are structured as limited partnerships with a term of three years or more typically range from 6% to 8% and these fee rates are the highest among the fixed income products we distribute. The risk profiles of each individual product is the main factor affecting the exact fee rates within the same category of products. The recurring service fee rates that we charge on fixed income products are within the range of 0.2% to 1.5% per year. The recurring management service fee rates that we charge on fixed income products are within the range of 0.2% to 2% annually.  The tenure of fixed products typically range from a calendar quarter to three years.  The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 0.2% to 1%.  The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 1.5% annually.  The recurring management service fee rates that we charge on equity related products are within the range of 0.2% to 2% annually.  The tenure of equity related products typically range from half one year to seven years.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures. In an effort to expand our operations, we invested heavily in our infrastructure and our supporting staff in 2013 and experienced a significant increase in our operating costs and expenses since 2013.

Our staff increased significantly from 383 as of December 31, 2013 to 745 as of December 31, 2014 and to 1,489 as of December 31, 2015. Such increase was a result of the growth of our business, in particular the increase in our wealth management product advisors and client managers needed for our business expansion. We also hired additional employees to support our geographic expansion. We plan to continue to expand our coverage and anticipate that the absolute amount of operating expenses related to employee compensation will increase as a result.

The number of our client centers increased rapidly in recent years. We had 13, 29 and 50 client centers as of December 31, 2013, 2014 and 2015, respectively. Our rental expenses have also increased significantly in line with the increase in the number of our client centers. As we establish additional client centers, we anticipate that the absolute amount of rental expenditures will increase accordingly.

We expect our total operating costs and expenses to continue to increase at a slightly faster rate compared to revenues in the near future as we continue to add headcount, build our brand and promote our services.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2013		2014		2015
	US$	%	US$	%	US$	%
Operating costs and expenses:
Cost of revenues	3,703,030	16.5	10,657,267	27.4	37,414,007	39.7
Selling expenses	3,846,855	17.2	5,768,356	14.8	13,810,241	14.6
General and administrative and expenses	4,411,080	19.7	7,009,332	18	14,553,357	15.4
Other operating income — government subsidy	(777,415)	(3.5)	(2,363,893)	(6.0)	(3,755,759)	(4.0)
Total operating costs and expenses	11,183,550	49.9	21,071,062	54.2	62,021,846	65.7

Cost of Revenues

Our cost of revenues consists of compensation of wealth management product advisors, product development team members and client managers and social welfare and share-based compensation. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

Selling Expenses

Our selling expenses primarily include operating expenses attributable to general marketing and promotional activities, compensation of our marketing team, office rentals and office supplies. We expect that our selling expenses will continue to increase as we expand our coverage network and launch more marketing campaigns to promote our brand recognition, increase client loyalty and attract new clients.

General and Administrative Expenses

Our general and administrative expenses primarily include compensation of managerial and administrative staff, rental and other expenses of our headquarters and professional service fees. We anticipate that our general and administrative expenses will continue to increase as we hire additional managerial and administrative employees and further increase the scale of our business and as we enhance our internal controls after we become a publicly held company.

Other Operating Income — Government Subsidy

Other operating income is cash subsidies received from local governments as incentives for registering and operating business in certain local districts, typically granted based on the amount of value-added tax, business tax and income tax payments we make in these local districts in a given period. These subsidies do not entail other obligations on our part and allow us full discretion in utilizing the funds, which we use for general corporate purposes. The local governments may decide to reduce, eliminate or cancel these subsidies at any time. See “Item 3. Key Information—D. Risk Factors — Risk Related to Doing Business in China — The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.”

Taxation

The Cayman Islands and the British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiary and the consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Additionally, in accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We derive revenue from distributing wealth management products and providing recurring services to our clients over the duration of the wealth management products, as well as providing fund management service to the funds managed by us. Prior to a client’s purchase of a wealth management product, we provide the client with a wide spectrum of consultation services, including product selection, review, risk profile assessment and evaluation and recommendation for the client.

We recognize revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and surcharges.

Deferred revenues are recognized when payments are received in advance of revenue is earned.

We sometimes engage third party agents in promoting financial products and pays a channel fee accordingly, in which we recognize revenue on a net basis by deducting the channel fee we pay to the third party agents.

One-Time Commissions.

We enter into one-time commission agreements with product providers or corporate borrowers, which specify the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, we earn a one-time commission from product providers or corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients. We define the “establishment of a wealth management product” for our revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Revenue is recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies.

Recurring Management Fees.

Recurring management fee arises from the fund management services provided to funds we manage, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocations of profits that are a component of our general partnership and fund manager interests in the funds and is not recognized until the end of the fund’s contract term when the carried interest is determined and distributed. Management fee received in advance of the specified contract period and carried interest received before the end of the fund’s contract term are recorded as deferred revenues.

Recurring Service Fees.

Recurring service fee includes service fee and in some cases, variable performance fee, and it arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination. It is calculated as a percentage of the total value of investments in the wealth management products purchased by our clients, calculated at the establishment date of the wealth management product. As we provide these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Multiple Element Arrangements.

We enter into multiple element arrangements when a product provider or corporate borrower engages us to provide both wealth management marketing and recurring services. We also provide both wealth management marketing and recurring services to funds of private equity funds, real estate funds, venture capital fund, public market fund and other fixed income funds of which we serve as general partner/co-general partner or fund manager.

Both wealth management marketing and recurring services represent separate units of accounting. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to each unit of accounting based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence, or VSOE, if available; (ii) third-party evidence, or TPE, if VSOE is not available; and (iii) best estimate of selling price, or BESP, if neither VSOE nor TPE is available.

VSOE. We determine VSOE based on our historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the products and services we offer contain certain levels of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

BESP. When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the service were sold on a stand-alone basis. We determine BESP for deliverables by considering multiple factors including, but not limited to, prices we charged for similar products or funds, market conditions, specification of the services rendered and pricing practices.

We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services on a stand-alone basis. However, the recurring management fee or recurring service fee we charge as general partner /co-general partner or fund manager/fund advisor is consistent with the fee at which we would transact if the recurring services were sold regularly on a stand-alone basis. As such, we believe the fee we charge represents our best estimate of the selling price for our recurring services. We allocate arrangement consideration based on fair value, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in market survey are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Shanghai Juxiang, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shanghai Jupai, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders.

In addition, we sell mutual fund and asset management plans sponsored by mutual management companies, which requires a mutual fund sales license. Although PRC laws and regulations do not prohibit foreign-invested enterprises from obtaining such license, in practice, the supervisory authority, at its discretion, generally does not issue such license to a foreign-invested third-party mutual fund sales company. As a result, we entered into contractual arrangements between Shanghai Juxiang, our PRC subsidiary, and Shanghai Jupai, our PRC variable interest entity for the proposed sale of relevant mutual funds and asset management plans in China.

Since we do not have any equity interests in Shanghai Jupai, in order to exercise effective control over its operations, through Shanghai Juxiang, we have entered into a series of contractual arrangements with Shanghai Jupai and its shareholders, pursuant to which we are entitled to receive effectively all economic benefits generated from Shanghai Jupai. The call option agreements and voting rights proxy agreement provide us effective control over Shanghai Jupai and its subsidiaries, while the equity interest pledge agreement secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of Shanghai Jupai that most significantly affect its economic performance and the right to receive substantially all of the benefits from Shanghai Jupai, we are deemed the primary beneficiary of Shanghai Jupai. Accordingly, we have consolidated the financial statements of Shanghai Jupai. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the call option agreement or a guarantee of subsidiary performance under the equity interest pledge agreement) or are ultimately eliminated upon consolidation (i.e., service fees under the operating agreement and consulting service agreement).

Since we acquired Scepter Pacific in July 2015, Scepter Pacific, its subsidiaries, the VIE of Shanghai Baoyi and that VIE’s subsidiaries have been included in our consolidated financial statements. Scepter Pacific is engaged in the asset management service business. Foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China. However, according to local business practice, as a general partner of a fund, Scepter Pacific must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter Pacific are in the industries where foreign investments are prohibited, or not encouraged and as a result, none of the investors can be foreign-invested enterprises. Therefore, Scepter Pacific provides asset management services through its VIE and the VIE’s subsidiaries. To provide Scepter Pacific effective control over, and the ability to receive substantially all of the economic benefits of, its VIE and its subsidiaries, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai E-Cheng and the shareholders of Shanghai E-Cheng.

We believe that our contractual arrangements with our VIEs are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of our VIEs may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that our deferred tax assets are realizable in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for us includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. We recognize interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet.

Share-based Compensation

Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on the straight-line method, with a corresponding impact reflected in additional paid-in capital.

We adopted our 2014 share incentive plan, or the 2014 Plan, in July 2014 to help us recruit and retain employees and management and to motivate such persons to exert their best efforts on behalf of our company by providing share-based incentives. The maximum number of shares that may be issued pursuant to all awards under the 2014 Plan was initially 17,570,281 ordinary shares, subject to automatic increases by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the 2014 Plan. In December 2015, we amended the 2014 Plan to increase the number of shares reserved for future awards under the 2014 Plan by 9,367,739 ordinary shares to 26,938,020 ordinary shares.  In February 2016, we adopted a new share incentive plan, or the Share Incentive Plan, to replace the 2014 Plan.  The Share Incentive Plan contains substantially the same terms as the 2014 Plan and assumes all awards previously granted under the 2014 Plan.  Upon the completion of our acquisition of Scepter Pacific, we assumed 505,000 options granted by Scepter Pacific to its share incentive plan participants with 2,525,000 options under our Share Incentive Plan.  As of the date of this annual report, options to purchase 14,791,778 ordinary shares and 2,680,400 restricted shares granted under the Share Incentive Plan are outstanding.

The following table sets forth information regarding the share options and restricted shares granted under the Share Incentive Plan as of the date of this annual report.

Grant Date	Number of Options or Restricted Shares Granted/Replaced		Exercise Price	Weighted Average Fair Value of Option	Fair Value of Ordinary Shares
			(US$)	(US$)	(US$)
July 1, 2014	12,056,000		0.48	0.37	0.60
April 2, 2015	1,061,600		1.00	0.77	1.24
July 16, 2015	2,100,000		0.66	1.00	1.67
July 16, 2015	425,000		1.10	1.23	1.67
August 26, 2015	2,680,400	(1)	—	1.45	1.45

(1) Restricted shares.

Share-based compensation of US$3.4 million and US$3.3 million related to share options and unvested restricted shares, respectively, will be recognized on a straight-line basis over the vesting periods of 1.6 years and 2.5 years, respectively.

Our management is responsible for determining the fair value of options and unvested restricted shares granted to employees and considered a number of factors including valuations.

In determining the fair value of our share options, the binomial option pricing model was applied.  The fair value of non-vested restricted shares was computed based on the fair value of our ordinary shares on the grant date. The key assumptions used to determine the fair value of the options at the relevant grant date were as follows. Changes in these assumptions could significantly affect the fair value of stock options and hence the amount of compensation expenses we recognize in our consolidated financial statements.

	July 1, 2014	April 2, 2015	July 16, 2015
Risk-free rate of return	3.18%	2.52%	2.96%
Contractual life of option	10 years	10 years	10 years
Estimated volatility rate	60.57%	58.86%	58.85%
Dividend yield	0%	0%	0%
Fair value of underlying ordinary shares	0.60	1.24	1.67

We estimate the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in U.S. dollar and adjusted for country risk premium of China at the option valuation date.

We estimate the expected volatility at the grant date on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term.

We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future.

The estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a simultaneous valuation, which used management’s best estimate for projected cash flows as of the valuation date.

The assumptions used in share-based compensation expenses recognition represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. If factors change or different assumptions are used, our share-based compensation expenses could be materially different for any period.

Moreover, the estimates of fair value are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by us for accounting purposes.

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. ASC 718 requires forfeitures to be estimated at the time of grant and to be revised, if necessary, in the subsequent period if actual forfeitures differ from initial estimates. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates and are adjusted to reflect future changes in circumstances and facts, if any. Share-based compensation expenses are recorded net of estimated forfeitures such that expense is recorded only for those share-based awards that are expected to vest. To the extent we revise these estimates in the future, the share-based payments could be materially impacted in the period of revision, as well as in subsequent periods.

Recently Issued and Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In February 2015, the FASB issued, ASU 2015-02, “Amendments to the Consolidation Analysis”, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. We early adopted ASU 2015-02 as of December 31, 2015. In adopting the guidance, we re-evaluated the existing consolidated VIEs and assessed and concluded that the adoption neither changes the conclusion of the consolidated VIEs nor brings about new VIEs to be consolidated. In evaluating whether the investment funds of limited partnership our company managed as general partner are VIEs or not, we assessed and concluded that the management fees and carried interests we earn from the services provided as general partner are commensurate with the level of effort required to provide such services and are at arm’s length. As a result, the interests earned by our company are not considered as variable interests.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequently in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We do not expect the adoption of the above guidance will have a significant effect on our consolidated financial statements.

In September 2015, the FASB issued ASU2015- 16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. We do not expect the adoption of this guidance will have a significant effect on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease 7liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. We are in the process of evaluating the impact of adoption of this guidance on our consolidated financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013	2014	2015
	(in US$, except share and share related data)
Revenues:
Third-party revenues	20,297,018	33,480,210	42,208,971
Related party revenues	2,297,763	5,657,828	53,320,333
Total revenues	22,594,781	39,138,038	95,529,304
Business taxes and related surcharges	(164,160)	(225,669)	(1,177,738)
Net revenues	22,430,621	38,912,369	94,351,566
Operating cost and expenses:
Cost of revenues	(3,703,030)	(10,657,267)	(37,414,007)
Selling expenses	(3,846,855)	(5,768,356)	(13,810,241)
General and administrative expenses	(4,411,080)	(7,009,332)	(14,553,357)
Other operating income-government subsidy	777,415	2,363,893	3,755,759
Total operating cost and expenses	(11,183,550)	(21,071,062)	(62,021,846)
Income from operations	11,247,071	17,841,307	32,329,720
Other income (expenses):
Gain from deconsolidation of subsidiaries	—	102,089	—
Interest income	65,095	187,285	443,204
Investment income	1,092,579	2,053,748	3,024,914
Gain from disposal of investment in affiliates	—	—	369,472
Interest expense	(15,602)	(14,961)	—
Realized exchange gain	—	—	332,239
Total other income	1,142,072	2,328,161	4,169,829
Income before taxes and loss from equity in affiliates	12,389,143	20,169,468	36,499,549
Income tax expense	(3,202,880)	(5,617,343)	(10,663,384)
(Loss) gain from equity in affiliates	(135,892)	78,015	687,225
Net income	9,050,371	14,630,140	26,523,390
Net loss (income) attributable to non-controlling interests	104,694	(257,840)	(2,186,377)
Net income attributable to Jupai shareholders	9,155,065	14,372,300	24,337,013
Deemed dividend on Series B convertible redeemable preferred shares	—	(7,563,669)	—
Net income attributable to ordinary shareholders	9,155,065	6,808,631	24,337,013

2015 Compared to 2014

Net Revenues.     Our net revenues increased by 142.5% from US$38.9 million in 2014 to US$94.4 million in 2015.

Our net revenues from one-time commissions increased by 53.5% from US$34.8 million in 2014 to US$53.4 million in 2015, primarily as a result of an increase in the number of active clients as we opened new client centers and added advisors at existing centers. In 2015, we opened 21 new client centers, 13 of which are in new cities. Our number of active clients increased by 83.2% from 4,678 in 2014 to 8,572 in 2015. Our average transaction value per client increased from RMB2.8 million in 2014 to RMB3.3 million in 2015. The increase in the average transaction value per client was primarily because we distributed more private equity and venture capital products, which have a higher minimum investment amount.

The amount of net revenues from recurring service fees increased significantly from US$1.9 million in 2014 to US$18.4 million in 2015 because we provided ongoing services to providers of more products and recognized variable performance fees in 2015. We provided ongoing services to providers of 59 products in 2015 compared with 15 in 2014. As part of the recurring services fees, we recognized US$9.8 million variable performance fees in 2015 due to the satisfactory performance of the underlying products. We did not recognize variable performance fees in 2014.

Our net revenues from recurring management fees increased from US$2.2 million in 2014 to US$22.6 million in 2015, which was primarily attributable to the increase in the amount of assets under our management and the amount of carried interest we recognized in 2015 as compared with 2014. Nil and US$8.8 million carried interest was recognized as part of our recurring management fees in 2014 and 2015, respectively.

Operating Costs and Expenses.     Our total operating costs and expenses increased by 194.3% from US$21.1 million in 2014 to US$62.0 million in 2015, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses as we continued to invest heavily in our infrastructure and support staff.

•                  Cost of Revenues.   Cost of revenues increased by 251.1% from US$10.7 million in 2014 to US$37.4 million in 2015, primarily due to a combination of an increase in both the number of wealth management advisors and client managers and the average compensation paid to them. Our wealth management advisory services personnel increased by 97.0% from 559 as of December 31, 2014 to 1,101 as of December 31, 2015. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

•                  Selling Expenses.   Our selling expenses increased by 139.4% from US$5.8 million in 2014 to US$13.8 million in 2015, primarily due to an increase in marketing, advertising and brand promotion expenses.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 107.6% from US$7.0 million in 2014 to US$14.6 million in 2015. This increase was primarily due to an increase of US$4.5 million in compensation paid to our managerial and administrative personnel, and an increase of US$1.0 million in rental and office supplies expenses incurred as we expanded our business.

•                  Other Operating Income — Government Subsidy.   Other operating income increased by 58.9% from US$2.4 million in 2014 to US$3.8 million in 2015.

Other Income and Expenses.     Our total other income increased substantially from US$2.3 million in 2014 to US$4.2 million in 2015 primarily due to an increase of US$1 million in investment income.

Income Tax Expense.     Our income tax expense increased by 89.8% from US$5.6 million in 2014 to US$10.7 million in 2015.

Net Income.     As a result of the above, we recorded a net income of US$26.5 million in 2015, compared to a net income of US$14.6 million in 2014.

2014 Compared to 2013

Net Revenues.     Our net revenues increased by 73.5% from US$22.4 million in 2013 to US$38.9 million in 2014. This increase was primarily due to an increase in our revenues from one-time commissions.

Our net revenues from one-time commissions increased by 59.9% from US$21.7 million in 2013 to US$34.8 million in 2014, primarily as a result of an increase in the number of active clients as we expanded our presence in both existing and new markets. In 2014, we opened 16 new client centers in our existing and seven additional cities. Our number of active clients increased by 120.5% from 2,122 in 2013 to 4,678 in 2014. Our average transaction value per client decreased from RMB3.5 million in 2013 to RMB2.8 million in 2014. The decrease in the average transaction value per client was primarily due to our decision to include privately placed bonds in our product mix starting from 2014. In general, privately placed bond products have a substantially lower minimum investment amount requirement as compared to other wealth management products. Although the inclusion of privately placed bond products lowered our average transaction value per client, the overall effect of the introduction of this product on our net revenues has been positive because it has helped us to attract clients who favor fixed income products.

We started to earn recurring service fees in 2013, and the amount of net revenues from recurring service fees in 2014 was US$1.9 million.

Our net revenues from recurring management fees in 2014 amounted to US$2.2 million, an increase from US$0.6 million in 2013, which was in line with the increase in the amount of assets under our management in 2014 as compared with 2013.

Operating Costs and Expenses.     Our total operating costs and expenses increased by 88.4% from US$11.2 million in 2013 to US$21.1 million in 2014, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses as we continued to invest heavily in our infrastructure and our supporting staff.

•                  Cost of Revenues.   Cost of revenues increased significantly from US$3.7 million in 2013 to US$10.7 million in 2014, primarily due to an increase in compensation paid to wealth management product advisors and client managers. We increased our wealth management personnel headcount from 242 as of December 31, 2013 to 559 as of December 31, 2014 to expand our business and we started to pay performance bonus to them in 2014. The amount of performance bonus paid in 2014 was US$3.2 million. To a lesser extent, an increase in compensation paid to our asset management personnel also contributed to the increase in our cost of revenues for the same period. Our asset management personnel headcount increased from less than 10 as of December 31, 2013 to 45 as of December 31, 2014.

•                  Selling Expenses.   Our selling expenses increased by 50.0% from US$3.8 million in 2013 to US$5.8 million in 2014, primarily due to an increase in sales and marketing personnel expenses driven by increases in both the number of marketing events and headcount, an increase in professional service fees as a result of our heightened due diligence requirements on assets under our management, and an increase in rental and office supplies expenses in connection with our new client centers.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 58.9% from US$4.4 million in 2013 to US$7.0 million in 2014. This increase was primarily due to an increase in professional service fees relating to our proposed public offering, rental and office supplies expenses and communication and travel expenses incurred as we expanded our business.

•                  Other Operating Income — Government Subsidy.   Other operating income increased significantly from US$0.8 million in 2013 to US$2.4 million in 2014 because of an increase in our value-added tax, business tax and income tax payments.

Other Income and Expenses.     Our total other income experienced increase from US$1.1 million in 2013 to US$2.3 million in 2014 primarily due to an increase of US$1.0 million in the investment income. The investment income was primarily derived from the returns of our investment in held-to-maturity securities, which remained relatively stable year-on-year.

Income Tax Expense.     Our income tax expense increased by 75.4% from US$3.2 million in 2013 to US$5.6 million in 2014.

Net Income.     As a result of the above, we recorded a net income of US$9.1 million in 2013, compared to a net income of US$14.6 million in 2014.

B.                                    Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2013 and 2014 and 2015 were for operating and investing activities, primarily cash management investing activities. As of December 31, 2015, we had US$122.5 million in cash and cash equivalents, consisting of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. Approximately 73.7% of our cash and cash equivalent as of December 31, 2015 was held in China, more than 37.3% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2015, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Although we consolidate the results of our consolidated entities, we only have access to the assets or earnings of our consolidated entities through our contractual arrangements with our VIEs. See “Item 4. Information of the Company—A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “— Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intent to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated entities only through loans, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrustment loans or direct loans to its shareholders in compliance with applicable laws and regulations, who then contribute the loans to the VIEs through contractual arrangements as capital injection similar to the shareholder loan structure as under the VIE structure with respect of Shanghai E-Cheng. See “Item 4. Information on the Company—C. Organizational Structure” If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	(in US$)
Consolidated Statement of Operations Data
Net cash provided by operating activities	17,306,401	24,443,395	55,701,144
Net cash used in investing activities	(15,137,840)	(6,046,958)	(9,325,417)
Net cash provided by financing activities	2,125,112	7,761,042	47,735,317
Effect of exchange rate changes	90,074	56,412	(3,163,478)
Net increase in cash and cash equivalent	4,383,747	26,213,891	90,947,566
Cash and cash equivalents — beginning of the year	959,595	5,343,342	31,557,233
Cash and cash equivalents — end of the year	5,343,342	31,557,233	122,504,799

Operating Activities

Net cash provided by operating activities in 2015 was US$55.7 million, primarily attributable to a net income of US$26.5 million, partially offset by non-cash items of US$4 million and a net increase of US$33.2 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of US$10.0 million, a decrease in amounts due from related parties of US$2.5 million, an increase in deferred revenue of US$16.3 million and an increase in income taxes payable of US$8.9 million, partially offset by an increase in accounts receivables of US$3.1 million, an increase in other receivables of US$3.4 million, and a decrease in other current liabilities of US$1.5 million. The increase in deferred revenues from related parties was primarily driven by the increase in the number and size of funds under our management, as well as the portion of cash payments received in relation to the management fees and carried interest that can be recognized during the period. As of December 31, 2014 and 2015, we had five and 65 contractual funds under our management, respectively. Unlike funds organized in the form of limited partnerships, we typically receive services fees for the entire contractual term of a contractual fund, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded.

Net cash provided by operating activities in 2014 was US$24.4 million, primarily attributable to a net income of US$14.6 million, partially offset by non-cash items of US$0.7 million and a net increase of US$10.5 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in the deferred revenue of US$7.8 million, and an increase in the accrued payroll and welfare expenses of US$1.3 million, partially offset by an increase of accounts receivables of US$0.4 million and amount due from related party of US$1.4 million. We had 10 investment products under our sole or joint management as of December 31, 2014 compared with four as of December 31, 2013 and we started to manage contractual funds in 2014. In addition, one of our contractual funds prepaid carried interest in 2014 based on the expected return of the fund, in the amount of US$3.3 million, which should be recognized as revenue at the end of the contractual term according to our accounting policy and was therefore recorded entirely as deferred revenue as of December 31, 2014.

Net cash provided by operating activities in 2013 was US$17.3 million, primarily attributable to a net income of US$9.1 million, partially offset by non-cash items of US$1.1 million and a net increase of US$9.3 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in income tax payable of US$2.0 million, an increase in deferred revenue of US$1.5 million, a decrease in amount due from related party of US$2.4 million and a decrease in other receivables of US$2.1 million.

Investing Activities

Net cash used in investing activities in 2015 was US$9.3 million. Our investments consist primarily of purchases of available-for-sale investments, held-to-maturity investments, other cost method investments and investments in affiliates, which, in the aggregate, accounted for cash out-flow of US$51.4 million, partially offset by proceeds from available-for-sale investments, held-to-maturity investments, other cost method investments, entrusted investments and investments in affiliates in the amount of US$51.0 million. In 2015, net cash inflow from acquisition of Scepter Pacific was US$7.1 million, partially offset by advance prepayment in the amount of US$14.6 million for several acquisitions.

Net cash used in investing activities in 2014 was US$6.1 million. Our investments consist primarily of our purchases of held-to-maturity, available-for-sale and entrusted investments, which, in the aggregate, accounted for net cash out-flow of US$12.8 million, partially offset by our net collection of customer borrowings in the amount of US$9.4 million. In the past, we provided customer borrowings to a few of our selected clients to bridge the gap between the maturity of an earlier product and the purchase of a new one, and these clients typically repay the loans when due. In August 2014, we decided to terminate the practice of such customer borrowings and collect all such outstanding loans when due. As of December 31, 2014, the aggregate outstanding principal amount of such short-term bridge loans was US$0.5 million.

In 2014, our cash out-flow for the purchases of held-to-maturity investments, available-for-sale investments and entrusted investments amounted to US$15.6 million, US$7.1 million and US$2.2 million, respectively, partially offset by our collection of held-to-maturity investments, entrusted investment and available-for-sale investments in the amount of US$3.8 million, US$2.9 million and US$5.4 million, respectively. In order to help certain clients obtain higher returns within their target investment level, we have, in the past, entered into co-investment arrangements with our clients, under which our clients typically obtain less than 30.0% of the required funding from us, invest on our behalf in wealth management products distributed by us and proportionately share the return when these products mature. We categorize investments made pursuant to such co-investment practice as entrusted investments. We terminated this co-investment practice in August 2014, with US$3.3 million outstanding balance of such investments as of December 31, 2014. A substantial portion of the held-to-maturity and entrusted investments we purchased were the same products that we distributed to our clients, primarily because such products had undergone our stringent internal review and selection process. We did not include any amount of investment products that we invested or co-invested in when calculating the aggregate value of wealth management products we distributed to our clients for any applicable period in this annual report.

Net cash used in investing activities in 2013 was US$15.1 million, primarily attributable to our extension of customer borrowings to certain clients and our purchases of held-to-maturity investments and entrusted investments. In 2013, we extended customer borrowings in the amount of US$19.6 million, partially offset by our collection of customer borrowings in the amount of US$10.1 million. In 2013, our cash out-flow for the purchase of held-to-maturity investments and entrusted investments were US$2.4 million and US$3.5 million, partially offset by our collection of held-to-maturity investments and entrusted investments in the amount of US$1.9 million and US$0.1 million. Approximately 94% of the held-to-maturity investments and entrusted investments we purchased in 2013 were the same products that we distributed to our high-net-worth clients.

Financing Activities

Net cash provided by financing activities in 2015 was US$47.7 million, primarily attributable to the net proceeds from our initial public offerings.

Net cash provided by financing activities in 2014 was US$7.8 million, primarily attributable to proceeds from the issuance of our preferred shares.

Net cash provided by financing activities in 2013 was US$2.1 million, primarily attributable to proceeds from the issuance of our preferred shares.

Capital Expenditures

Our capital expenditures were US$452,218, US$1.3 million and US$1.9 million in 2013, 2014 and 2015, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Holding Company Structure

Jupai is a holding company with no material operations of its own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our wholly owned subsidiaries. If our wholly owned subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly owned subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our wholly owned PRC subsidiaries and each of our consolidated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the SAFE. We currently plan to reinvest all earnings from our PRC subsidiaries to their business developments and do not plan to request dividend distributions from them.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)
Operating leases	9,242,650	5,018,795	3,932,529	291,326	—
Other long term liabilities(1)	7,760,492	—	—	—	7,760,492
Total	17,003,142	5,018,795	3,932,529	291,326	7,760,492

(1) Represents our obligations to provide capital injections to certain equity method investees.

The table above excludes uncertain tax liabilities of US$827,315, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of March 31, 2016.

Name	Age	Position/Title
Jianda Ni	52	Co-Chairman of the Board of Directors and Chief Executive Officer
Tianxiang Hu	38	Co-Chairman and Executive Chairman of the Board of Directors
Xin Zhou	48	Director
Weishi Yao	45	Director and Chief Operating Officer
Guoping Yang	60	Independent Director
Liqun Wang	62	Independent Director
Linda Wong	52	Independent Director
Bang Zhang	48	Independent Director
Hongchao Zhu	56	Independent Director
Min Liu	42	Chief Financial Officer
Liang Li	35	President

Mr. Jianda Ni has been our Co-Chairman and CEO since April 2015. Prior to joining our company, he served as the Chairman of Shanghai Industrial Holdings Limited, or SIHL, from July 2010, an executive director of SIHL from February 2014 and an executive director of Shanghai Industrial Investment (Holdings) Co., Ltd. from November 2013. Prior to July 2010, he was a deputy chief executive officer of SIHL. In the past, Mr. Ni also served as a director and president of Shanghai Urban Development and the general manager of Shanghai Xuhui Real Estate Management Co., Ltd., the deputy general manager of Shanghai Urban Development and the general manager of the real estate department of China Huayuan Group Ltd. He was named in the Top Ten Persons of the Year in the 2006 China International Real Estate and Arch-tech Fair, elected as one of 2007 Boao Forum’s Most Influential Persons in China’s Real Estate Industry in 20 Years and recognized as one of the Top Ten Entrepreneurs in the Shanghai Real Estate Sector in 18 years in 2005. Mr. Ni is currently the honorary president of Shanghai Young Entrepreneurs Association and a vice chairman of the China Real Estate Association. Mr. Ni received a bachelor’s degree from Shanghai University and a master’s degree in business administration from La Trobe University of Australia.

Mr. Tianxiang Hu is our founder and has been our co-chairman and executive chairman since April 2015. Prior to that, Mr. Hu served as our chairman since August 2012 and chief executive officer since August 2014. Prior to founding our company in 2010, Mr. Hu worked as a vice president at Hangzhou Industrial and Commercial Trust Co., Ltd. from September 2008 to July 2010. Mr. Hu was a chief director at HSBC Jin Xin Fund Management Co., Ltd. from April 2006 to September 2008. From June 2002 to April 2006, Mr. Hu served as an assistant vice president of north China region at the department of Consumer Bank China in CitiBank. Mr. Hu received a bachelor’s degree in international trade from Donghua University in 2002 and a master’s degree in national economy from Renmin University in 2004.

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 20 years of experience in China’s real estate industry and is one of the co-founders of E-House and has served as E-House’s chairman since its inception and currently co-chairman. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-house and a NYSE-listed company, since its inception. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and chairman of Real Estate Service Committee of China Real Estate Association. He is also chairman of Shanghai Real Estate Broker Industry Association, executive director of Real Estate Industry Research Center of Shanghai Academy of Social Sciences, honorary vice-chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

Dr. Weishi Yao has been our director since December 2013 and served as our chief operating officer since August 2014. He worked as chief executive officer since joining our company in July 2012 until August 2014. Prior to joining our company, Dr. Yao served as a vice general manager at Singapore Yanlord Land Group from September 1996 to June 2012. Dr. Yao received a bachelor’s degree of business administration from Shanghai Employee University of International Business and Economics in 1996, a master’s degree in business administration from Shanghai University of Finance and Economics and Webster University in the United States in 2005 and a doctorate degree in business administration from United Business Institutes in Belgium in 2010.

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. from October 1988. Mr. Yang has also served as the chairman of the board of Shanghai Jiao Da Onlly Co., Ltd from May 2011 and Shanghai Dazhong Gas Co., Ltd. from September 2001. He was the vice-chairman of the board from May 2012 to May 2015 and an independent director from May 2014 at Shenzhen Capital Group Co., Ltd. Mr. Yang is a director at Shanghai Jiaoyun Group Co., Ltd., Everbright Securities Co., Ltd., Nanjing Zhongbei (Group) Co., Ltd., Shanghai Songz Automobile Air Conditioning Co., Ltd., and an independent director at HFT Investment Management Co., Ltd., and Shanghai Shentong Metro Group Co., Ltd. Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

Mr. Liqun Wang has served as our independent director since July 2015. Mr. Wang has served as the chairman of the board of Shanghai Stone Capital Co., Ltd. from October 2008, an independent director of Pengxin International Mining Co., Ltd since May 2015, of Shanghai Jiao Yun Group Co., Ltd since December 2014, of Huayi Brothers Media Corporation since May 2014, and of Talkweb Information System Co., Ltd since May 2010, a non-executive director of China Yongda Automobiles Services Holdings Limited since January 2012, as a director of Shanghai Fortune Techgroup Cp., Ltd. since May 2011 and of Shanghai Xin Tonglian Packing Co., Ltd. since April 2010 and as the president of Shanghai Ba-Shi Public Transportation (Group) Co., Ltd. from January 2001 to December 2007. Mr. Wang received his bachelor’s degree in Economics from the Correspondence Institute of the Party School of the Central Committee of CPC in 1993.

Ms. Linda Wong has served as our independent director since July 2015. Ms. Wong has over 25 years of experience in the banking business and has spent the last three years at a start-up internet finance company. Ms. Wong has served as the general manager of the Internet finance department at Evergrande Group since September 2015. Prior to that, she has served as the chairman and CEO of PingAn Pay, a subsidiary of PingAn Insurance Group, from July 2012 to August 2015, served as the managing director and head of Hong Kong and China Consumer Banking of DBS Bank (HK) Limited from September 2008 to June 2012, and held various management positions at ABN AMRO N.V. from May 2004 to August 2008, and at Citibank N.V. Hong Kong from July 2000 to April 2004.  She worked at Standard Chartered Bank in Hong Kong from June 1989 to June 2000 and Bank of Credit and Commerce from June 1986 to May 1989. Ms. Wong holds an International Investment Advisory Certificate. She received her bachelor’s degree in computing science and statistics from University of Guelph, Canada and a diploma in business management form Henley on Thames, UK in 1999.

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as the chief financial officer at OG Group from 2016 and the chief financial officer at Golden Jaguar from 2013 to 2015. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

Mr. Hongchao Zhu has served as our independent director since July 2015. Mr. Zhu has served as an independent director of E-House (China) Holdings Limited since August 2007. Mr. Zhu is a partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Ms. Min Liu has been our chief financial officer since September 2014. Ms. Liu served as our director from May 2014 to July 2015. Prior to joining our company, Ms. Liu was a head of Shanghai region at the department of Consumer Bank China in DBS Bank from February 2010 to March 2014. From September 2008 to February 2010, Ms. Liu served as a relationship manager at Credit Suisse, Singapore Branch. Ms. Liu received a bachelor’s degree in accounting from Shanghai LiXin Accounting College in 1997 and a master’s degree in business administration from Shanghai TongJi University and École Nationale des Ponts et Chaussées in France in 2005.

Mr. Liang Li has been our president since August 2014 and was our chief operating officer since he joined us in November 2012. Prior to joining our company, Mr. Li worked as a director of the operation department at United Overseas Bank from November 2009 to November 2012. Prior to that, Mr. Li worked as a director at Algemene Bank Nederland China Co., Ltd. and at Royal Bank of Scotland from December 2005 to November 2009. Mr. Li received a bachelor’s degree from Shanghai University of Electric Power in 2003 a master’s degree in business administration from Huazhong Agricultural University in 2012.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a one-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately US$1.3 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Our Share Incentive Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the plan is 26,938,020 ordinary shares, subject to automatic increases of 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of July 2014.

As of the date of this annual report, options to acquire a total of 15,642,600 ordinary shares and 2,680,400 restricted shares have been granted and options to acquire 14,791,778 ordinary shares and 2,680,400 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific.. The following paragraphs summarize the terms of the Share Incentive Plan:

Plan Administration.     Our board of directors, or a committee designated by our board or directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements.     Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

Eligibility.     We may grant awards to employees, directors and consultants of our company or any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest.

Acceleration of Awards upon Corporate Transactions.     The outstanding awards will terminate and accelerate upon occurrence of a change-of-control corporate transaction where the successor entity does not assume our outstanding awards under the plan. In such event, each outstanding award will become fully vested and immediately exercisable, and the transfer restrictions on the awards will be released and the repurchase or forfeiture rights will terminate immediately before the date of the change-of-control transaction provided that the grantee’s continuous service with us shall not be terminated before that date.

Term of the Options.     The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule.     In general, our board of directors, or a committee designated by our board of directors, determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions.     Awards may not be transferred in any manner by the recipient other than by will or the laws of succession and incentive share options may be exercised during the lifetime of the optionee only by the optionee.

Termination of the Plan.     Unless terminated earlier, the plan will terminate automatically in 2024. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

The following table summarizes, as of the date of this annual report, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Jianda Ni	*	US$	1.00	April 2, 2015	April 1, 2025
Jianda Ni	*		—	August 26, 2015	August 25, 2025
Tianxiang Hu	3,939,400	US$	0.48	July 1, 2014	June 30, 2024
Xin Zhou	*	US$	0.66	July 16, 2015	August 7, 2024
Weishi Yao	*	US$	0.48	July 1, 2014	June 30, 2024
Min Liu	*	US$	0.48	July 1, 2014	June 30, 2024
Liang Li	*	US$	0.48	July 1, 2014	June 30, 2024
Total	9,007,400

*                                         Less than 1% of our total outstanding share capital.

As of the date of this annual report, other employees as a group held options/restricted shares to purchase 5,784,378 ordinary shares of our company, with the exercise prices ranging from US$0 to US$1.10 per ordinary share.

C.                                    Board Practices

Our board of directors consists of nine directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. The directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.     Our audit committee consists of Bang Zhang, Liqun Wang and Linda Wong. Bang Zhang is the chairperson of our audit committee. We have determined that Bang Zhang, Liqun Wang and Linda Wong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.     Our compensation committee consists of Guoping Yang, Xin Zhou and Hongchao Zhu. Guoping Yang is the chairperson of our compensation committee. We have determined that Guoping Yang and Hongchao Zhu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.     Our nominating and corporate governance committee consists of Linda Wong, Tianxiang Hu and Guoping Yang. Linda Wong is the chairperson of our nominating and corporate governance committee. Linda Wong and Guoping Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the unanimous written resolution of all the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found to be or becomes of unsound mind.

D.                                    Employees

We had 383, 745 and 1,489 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees by function as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Wealth Management	1,101	74%
Product Sourcing, Monitoring and Development	137	9%
Marketing	27	2%
Management and Administration	224	15%
Total	1,489	100%

As required by PRC regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by local governments from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. We strive to promote our service-oriented company culture and provide regular in-house education and training sessions regarding the products we distribute and our services to our employees, including the management team and employees in our various service sectors, to help them better service our clients.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 192,315,411 ordinary shares outstanding as of March 31, 2016, excluding 4,297,380 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Ordinary shares held by a shareholder are determined in accordance with our register of members.

	Ordinary Shares Beneficially Owned
	Number	Percent
Directors and Executive Officers:**
Jianda Ni	*	*
Tianxiang Hu(1)	29,174,218	15.1%
Xin Zhou(2)	15,940,960	8.3%
Weishi Yao(3)	4,128,833	2.1%
Guoping Yang(4)	—	—
Liqun Wang(5)	*	*
Linda Wong(6)	—	—
Bang Zhang(7)	*	*
Hongchao Zhu(8)	*	*
Min Liu	*	*
Liang Li	*	*
All Directors and Executive Officers as a Group	50,738,911	26.0%

Principal Shareholders:
E-House (China) Holding Limited(9)	55,320,612	28.8%
Juda Holding Inc.(10)	27,640,078	14.4%
SINA Corporation(11)	21,798,340	11.4%
Reckon Capital Limited(12)	15,915,960	8.3%

Notes:

†                       For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 192,315,411, and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2016.

*                       Less than 1% of our total outstanding ordinary shares.

**                Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, Shanghai, People’s Republic of China.

(1)               Represents 27,861,088 ordinary shares held by Juda Holding Inc., a British Virgin Islands company wholly owned and controlled by Mr. Tianxiang Hu and 1,313,130 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016.

(2)               Represents 15,915,960 ordinary shares held by Reckon Capital Limited and 25,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016. Turbo Chance Limited owns 60% equity interest in Reckon Capital Limited. Mr. Xin Zhou is the sole shareholder o Turbo Chance Limited and is the sole director of both Reckon Capital Limited and Turbo Chance Limited.  Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xin Zhou may be deemed to beneficially own all of the ordinary shares of the Company held by Reckon Capital Limited. The business address of Mr. Zhou is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)               Represents 3,683,865 ordinary shares held by Century Crest Global Limited, a British Virgin Islands company wholly owned and controlled by Dr. Weishi Yao, and 445,968 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2016.

(4)               The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(5)               The business address of Mr. Liqun Wang is No 4, Lane 163, Maoming Road South, Shanghai, People’s Republic of China.

(6)               The business address of Ms. Linda Wong is 8 Century Avenue, Lujiazui, Pudong, Shanghai, People’s Republic of China.

(7)               The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(8)               The business address of Mr. Hongchao Zhu is Qiushi Building, 11/F, 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

(9)               Represents 55,320,612 ordinary shares held by E-House (China) Holdings Limited as reported in a Schedule 13G filed by E-House (China) Holdings Limited and other filers on February 5, 2016. The business address of E-House (China) Holdings Limited is 11/F, Qiushi Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(10)        Represents 27,640,078 ordinary shares held by Juda Holding Inc., a British Virgin Islands company wholly owned and controlled by Mr. Tianxiang Hu. The registered address of Juda Holding Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(11)        Represents 21,798,340 ordinary shares held by SINA Corporation as reported in a Schedule 13G filed by SINA Corporation and. SINA Hong Kong Limited on February 5, 2016.  The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

(12)        Represents 15,915,960 ordinary shares held by Reckon Capital Limited, a British Virgin Islands company. Turbo Chance Limited owns 60% equity interest in Reckon Capital Limited.  Mr. Xin Zhou is the sole shareholder of Turbo Chance Limited and is the sole director of both Reckon Capital Limited and Turbo Chance Limited. The business address of Reckon Capital Limited is Room 2101, 21/F, World-Wide House, 19 Des Voeux Road C., Central, Hong Kong.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2016, we had 192,315,411 ordinary shares outstanding, excluding 4,297,380 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States. JPMorgan Chase Bank, N.A., which is the depositary of our ADS program, held approximately 20.7% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

For a description of our contractual arrangements with Shanghai Jupai, Shanghai E-Cheng and their respective shareholders, see “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreements

In connection with our series B financing, we entered into an investors’ rights agreement with our shareholders and relevant parties therein in May 2014. Pursuant to the investors’ rights agreement, holders of our registrable shares are entitled to registration rights, including demand registration rights, Form F-3 registration rights and piggyback registration rights.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

Transactions with Contractual Funds

We provided management services to 65 contractual funds sponsored by us and three contractual funds sponsored by Jupai Hehui in 2015. In 2014 and 2015, we generated revenues from one-time commission fee in a total amount of US$1.7 million and US$21.5 million, respectively, and recurring management fee in a total amount of US$1.2 million and US$15.9 million (including nil and US$3.7 million carried interest), respectively. As of December 31, 2015, we had US$1 million amount due from these funds and had US$17.0 million deferred revenues from these funds.

Our Acquisition of Scepter Pacific from E-House Investment and Reckon Capital

See “Item 4. Information of the Company—A. History and Development of the Company” for more information on our acquisition of Scepter Pacific from E-House Investment and Reckon Capital.  In connection with such acquisition, we assumed option awards granted by Scepter Pacific to its share incentive plan participants, some of which are employees of E-House.

Our Share Issuance to SINA

See “Item 4. Information of the Company—A. History and Development of the Company”.

Our Acquisition of Runju

See “Item 4. Information of the Company—A. History and Development of the Company” for more information on our acquisition of Runju.  We made prepayment of purchase price in the amount of US$11.9 million as of December 31, 2015, of which approximately US$5.2 million was prepaid to Shanghai Kushuo Information Technology Limited.

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, results of operations, liquidity or cash flows.

Dividend Policy

Currently we have no definitive plan to declare and pay any dividends on our shares or ADSs in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015. Our ADSs trade under the symbol “JP.”

The following table provides the high and low closing prices for our ADSs on the NYSE for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2015 (since July 16, 2015)	11.55	7.72

Quarterly Highs and Lows
Third Quarter 2015 (since July 16, 2015)	11.55	7.72
Fourth Quarter 2015	10.47	8.50
First Quarter 2016	10.12	8.00

Monthly Highs and Lows
October 2015	9.80	8.71
November 2015	10.45	8.50
December 2015	10.47	9.15
January 2016	10.12	8.00
February 2016	10.10	8.85
March 2016	10.10	8.01
April 2016 (through April 21, 2016)	10.18	9.44

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015 under the symbol “JP.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2013 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Board of Directors.”

Ordinary Shares

Objects of Our Company.     Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares.     Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.     Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the voting share capital of our company present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than a majority of all voting share capital of our company in issue. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding no less than one-third of our voting share capital in issue. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares.     Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.     On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.     Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.     We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.     The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of the holders of not less than two thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares.     Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.     Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.     Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals.     Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Our board of directors shall give not less than seven calendar days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company.     We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members.     Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•                  the date on which the name of any person was entered on the register as a member; and

•                  the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members should be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

Registration Rights

Pursuant to the investors’ rights agreement dated May 22, 2014, we have granted certain registration rights to holders of our registrable securities, which include our ordinary shares issued or to be issuable upon conversion of our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  Holders of at least 25% of registrable securities have the right to demand in writing, at any time after the effectiveness of a registration statement for this initial public offering, that we file a registration statement to register their registrable securities and other holders of registrable securities who choose to participate in the offering. We, however, are not obligated to effect a demand registration if we have already effected three demand registrations. We have the right to defer the filing of a registration statement up to 90 days if our board of directors determines in good faith that the registration at such time would be materially detrimental to us and our shareholders, provided that we may not utilize this right more than once in any twelve-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from any holder, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. There is no limit on the number of the registration made pursuant to this registration right. We, however, are not obligated to effect such registration if, among other things, (i) Form F-3 becomes unavailable for such offering by the holders, (ii) the aggregate anticipated price of such offering is less than US$1,000,000, (iii) we have, within six months period preceding the date of such request, already effected a registration pursuant to an exercise of piggyback registration rights, or (iv) in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance. We may defer filing of a registration statement on Form F-3 no more than once during any twelve month period for up to 90 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to a demand registration right, F-3 registration right, an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, and second to each requesting holder of registrable securities on a pro rata basis, subject to certain limitations.

Expenses of Registration. We will pay all registration expenses and all participating holders of registrable securities will pay the underwriting discounts and selling commissions relating to any demand, Form F-3, or piggyback registration. However, we are not obligated to pay any expenses relating to a demand registration if the registration request is subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the date that is five years after the completion of this initial public, (ii) the date of the completion of a liquidation event, or (iii) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold under Rule 144 or another similar exemption under the Securities Act in one transaction without exceeding the volume limitations thereunder.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Jupai Holdings Limited is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

However, if the PRC tax authorities determine that Jupai Holdings Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Jupai Holdings Limited would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Jupai Holdings Limited is treated as a PRC resident enterprise.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of  our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with this entity, and, as a result, we consolidate the results of their operations in our consolidated U.S. GAAP financial statements. Assuming that we are treated as the owner of the stock of our consolidated entities for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2015. However, we may become a PFIC in future taxable years. In addition, if it were determined, however, that we do not own the stock of our consolidated entities for United States federal income tax purposes, we will be treated as a PFIC for the taxable year ended December 31, 2015 and any subsequent taxable year.

The determination of whether we will be or become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs from time-to-time, which may fluctuate). Among other matters, if our market capitalization declines, we may become classified as a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being a PFIC for the taxable year ended December 31, 2015, or becoming classified as a PFIC for one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets (including cash). Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time, no assurance can be given that we are not or will not become classified as a PFIC. Our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares will be treated as marketable stock upon their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election, the “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to timely do so.

In addition, U.S. Holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately US$65,000, US$0.2 million and US$0.4 million in 2013, 2014 and 2015, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash and cash equivalents of US$122.5 million as of December 31, 2015, and interest income of US$0.4 million for the year ended December 31, 2015 derived entirely from our cash and cash equivalents.

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Depreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange loss to us of approximately US$1.7 million, whereas appreciation of the RMB against the U.S. dollar by 1% would result in a foreign exchange gain to us of approximately the same amount.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. While inflation adds pressure on hotel operating costs such as rents and personnel costs, we are also able to increase the rates we charge at our hotels during times of rising prices and absorb part or all of the impact from rising operating costs, as long as the economy remains stable and improving. Continued efficiency and cost control measures as our company matures have also enabled us to effectively manage the impact of inflation. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•                  a fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the US$0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•                  in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. For the year ended December 31, 2015, we did not receive any such reimbursement from the depositary.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-204950 ) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,300,000 ADSs representing 31,800,000 ordinary shares, and the underwriters’ partial exercise of their option to purchase from us an additional 595,000 ADSs representing 3,570,000 ordinary shares, at an initial offering price of US$10.00 per ADS.  Our initial public offering closed in July 2015 and the underwriters’ purchase of additional ADSs from us closed in August 2015.  Credit Suisse Securities (USA) LLC was the representative of the underwriters for our initial public offering.

In addition to the ADSs sold by us in our initial public offering, certain selling shareholders sold an aggregate of 900,000 ADSs representing 5,400,000 ordinary shares at a price of US$10.00 per ADS.  For more information, see the section headed “Principal and Selling Shareholders” in the F-1 Registration Statement. We did not receive any proceeds from the sale of the selling shareholders’ ADSs.

The F-1 Registration Statement was declared effective by the SEC on July 15, 2015. For the period from the effective date of the F-1 Registration Statement to December 31, 2015, the total expenses incurred for our company’s account in connection with our initial public offering and concurrent private placement was approximately US$7.3 million, which included US$4.1 million in underwriting discounts and commissions for the initial public offering and approximately US$3.2 million in other costs and expenses for our initial public offering. We received net proceeds of approximately US$43.2 million from our initial public offering.  None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 15, 2015, the date that the Form F-1 was declared effective by the SEC, to December 31, 2015, we used the net proceeds from our initial public offering as follows:

•                  Approximately US$1 million to set up new client centers and expand our coverage network, including hiring additional wealth management product advisors and client managers;

•                  Approximately US$0.5 million to fund capital expenditures in new office buildings, infrastructure and enhanced information technology system for operational needs; and

•                  Approximately US$14 million for general corporate purposes, including funding potential acquisitions of complementary business.

We still intend to use the remainder of the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2015. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

Prior to our initial public offering in 2015, we were a private company with limited numbers of accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.  However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2014, we and our auditors, an independent registered public accounting firm, identified one material weakness and five significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness that has been identified relates to our lack of accounting resources in U.S. GAAP and SEC reporting requirements and the five significant deficiencies relate to (1) a lack of an internal audit function for our risk assessment and overall internal control; (2) a lack of control over the historical practice of short term loan extensions to our selected clients; (3) a lack of risk control over our historical co-investment activities with our clients; (4) a lack of scheduled and timely review on the valuation of our investment; and (5) one instance of failure to strictly follow contractual distribution arrangements for the management fees.

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness and significant deficiencies that have been identified in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2014, these measures including the follows:

•                      We have hired a senior financial officer and several new accounting managers who are proficient in and have professional working experience involving U.S. GAAP and SEC reporting. We also organize and participate in training sessions for our accounting personnel on U.S. GAAP and SEC reporting requirement updates, and as a matter of policy will continue to do so.

•                      We have ceased our short-term loans to, and our co-investment activities with, our selected clients.

•                      We have established a control over the periodical valuation of our investments.

•                      We have implemented controls to address the accounting for management fees, based on the terms in the contractual distribution arrangements

As of December 31, 2015, (i) based on the measures relating to formal process to identify and address risk of material misstatement related to U.S. GAAP reporting and other controls implemented as described above, while we need to continue to improve our processes and internal controls therein, we believe we have been able to remediate the identified material weakness and the significant deficiencies (2) - (5) as mentioned above; (ii) we have established independent internal audit function and have engaged an independent internal control advisor to assist us to establish the formal risk assessment process and internal control framework, and review the appropriateness and sufficiency of the process to identify and address risk of material misstatement related to U.S.GAAP reporting. The work relating to the risk assessment process and internal control framework has been completed as of the date of this filing. However, as of December 31, 2015, certain significant deficiencies were identified, associated with  (1) certain control activities not being precisely mapped to associated risks of potential misstatement and/or implemented consistently, and (2) the fact that the limited sophistication of our current IT system has precluded us from automating certain preventative controls and providing for general IT controls over certain accounting processes that are now conducted manually.

We will continue to improve our internal controls over financial reporting to remediate the significant deficiencies by, among other things (1) re-examining the mapping of control activities to associated risks and ensure consistent implementation and operating effectiveness of controls over financial reporting and (2) improving the IT system by purchasing new systems and/or software.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting unless we continue to qualify as an EGC. As discussed, it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.”

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang and Linda Wong both of whom are members of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), are audit committee financial experts.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2015. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jpinvestment.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2014	2015
	(in thousands of RMB)
Audit fees(1)	3,081	5,911
Other service fee	—	—

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listing Company Manual requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listing Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on December 21, 2015, we approved an amendment to our 2014 Plan. Our Cayman Islands counsel has provided a letter to NYSE dated December 28, 2015 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for the adoption of or revision to an equity incentive plan. NYSE has acknowledged the receipt of such letter and our home country practice with respect to approval for the amendment of our 2014 Plan. In February 2016, we adopted the Share Incentive Plan without seeking shareholders’ approval.

Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE Rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Jupai Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document
1.1

The Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 21, 2015 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on July 7, 2015 (File No. 333-204950))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on July 7, 2015 (File No. 333-204950))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 7, 2015 (File No. 333-204950))

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on July 7, 2015 (File No. 333-204950))

2.4

Investor’s Rights Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

2.5

Right of First Refusal and Co-Sale Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.10 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

2.6

Share Purchase Agreement by and among the Registrant, Jupai Holding Inc., Mr. Tianxiang Hu and E-House (China) Real Estate Asset Management Ltd., dated as of August 22, 2014 (incorporated herein by reference to Exhibit 4.11 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on March 4, 2016 (File No. 333-209924))

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.4

Amended and Restated Operating Agreement by and among Shanghai Juxiang, Shanghai Jupai and its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

Exhibit Number	Description of Document

4.5

Amended and Restated Consulting Services Agreement by and between Shanghai Juxiang and Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.6

Amended and Restated Call Option Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.7

Amended and Restated Voting Rights Proxy agreement by and among Shanghai Juxiang and each shareholder of Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.8

Amended and Restated Equity Pledge Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.9

Amendment to Agreements by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.10

English translation of Exclusive Support Agreement by and between Shanghai Baoyi and Shanghai E-Cheng, dated May 14, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.11

English translation of Loan Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and its shareholders, dated April 28, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.12

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and each of its shareholders, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.13

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi and each shareholder of Shanghai E-Cheng, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.14

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and each of its shareholders, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.15

Share Purchase Agreement, by and among the Registrant, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.16*	Share Subscription Agreement, between Julius Baer Investment Ltd. and the Registrant, dated as of December 28, 2015

4.17*	Subscription Agreement, by and between the Registrant and SINA Hong Kong Limited, dated as of December 30, 2015

8.1*	List of significant subsidiaries and consolidated entities

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of AllBright Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPAI HOLDINGS LIMITED

	By:	/s/ Jianda Ni
		Name:	Jianda Ni
		Title:	Co-Chairman of the Board of Directors and Chief Executive Officer

Date: April 22, 2016

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2014 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Jupai Holdings Limited

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited and subsidiaries and VIEs and VIEs’ subsidiaries (the “Group”) as of December 31, 2014 and 2015, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jupai Holdings Limited and subsidiaries as of December 31, 2014 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 22, 2016

Jupai Holdings Limited

Consolidated Balance Sheets

(In U.S. dollars except for share data)

	As of December 31,
	2014	2015
	$	$

Assets
Current assets:
Cash and cash equivalents	31,557,233	122,504,799
Short-term investments (including short-term investments measured at fair value of $2,329,131 and $1,043,550, as of December 31, 2014 and 2015, respectively)	10,661,372	11,156,616
Short-term entrusted investments	2,215,083	287,797
Accounts receivable	793,037	4,005,258
Other receivables	2,121,264	5,164,971
Amounts due from related parties	2,389,925	1,836,209
Customer borrowings	549,856	—
Deferred tax assets— current	2,595,112	7,087,092
Other current assets	656,838	1,025,526
Total current assets	53,539,720	153,068,268
Long-term investments	8,727,495	9,988,168
Long-term entrusted investments	1,068,496	—
Intangible assets, net	—	8,432,021
Goodwill	—	39,995,458
Advanced payment for acquisition	—	14,612,634
Investment in affiliates	2,284,687	11,577,995
Property and equipment, net	1,359,615	2,473,964
Long-term prepayment	212,453	292,655
Deferred tax assets— non-current	121,397	1,243,313
Total Assets	67,313,863	241,684,476

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $748,864 and $4,322,940 as of December 31, 2014 and 2015, respectively)	2,247,414	12,443,966
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $1,680,295 and $9,505,352 as of December 31, 2014 and 2015, respectively)	4,800,181	15,913,670
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $672,824 and $2,942,691 as of December 31, 2014 and 2015, respectively)	1,596,511	6,039,794
Dividend payable (including dividend payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and $1,154,983 as of December 31, 2014 and 2015, respectively)	—	1,154,983
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $5,287,903 and $12,043,558 as of December 31,2014 and 2015)	5,287,903	12,897,658
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $1,236,326 and $7,664,939 as of December 31,2014 and 2015)	3,462,149	8,956,195
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $223,087 and $324,353 as of December 31, 2014 and 2015, respectively)	2,070,081	730,405
Total current liabilities	19,464,239	58,136,671

Amounts due to related parties— non-current (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2014 and 2015, respectively)	—	5,280,000
Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $131,855 and $4,424,788 as of December 31, 2014 and 2015, respectively)	131,855	4,729,030
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $353,739 and $548,464 as of December 31, 2014 and 2015, respectively)	353,739	548,464
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of $785,372 and $827,315 as of December 31, 2014 and 2015, respectively)	785,372	827,315
Deferred tax liabilities— non-current	—	2,108,005
Total Liabilities	20,735,205	71,629,485

Mezzanine Equity
Series A convertible redeemable preferred shares ($0.0005 par value; 4,216,867shares authorized, 4,216,867 and nil shares issued and outstanding as of December 31, 2014 and 2015, respectively; Redemption value was $1,529,267 and nil as of December 31, 2014 and 2015, respectively; Liquidation value was $1,500,000 and nil as of December 31, 2014 and 2015, respectively)	1,500,000	—
Series B convertible redeemable preferred shares ($0.0005 par value; 51,673,360 shares authorized, 51,763,360 shares and nil issued and outstanding as of December 31 2014 and 2015, respectively ; Redemption value was $35,079,536 and nil as of December 31, 2014 and 2015, respectively; Liquidation value was 33,475,912 and nil as of December 31, 2014 and 2015, respectively)	36,794,634	—

Shareholders’ Equity:
Ordinary Shares ($0.0005 par value; 142,101,710 and 1,000,000,000 shares authorized, 61,244,980 and 179,586,759 shares issued and outstanding, as of December 31, 2014 and 2015, respectively)	30,622	89,794
Additional paid-in capital	6,794,536	146,283,019
Retained earnings	154,062	24,491,075
Accumulated other comprehensive income (loss)	574,682	(3,492,512)
Total Jupai shareholders’ equity	7,553,902	167,371,376
Non-controlling interests	730,122	2,683,615
Total Equity	8,284,024	170,054,991
Total Liabilities, Mezzanine Equity and Total Equity	67,313,863	241,684,476

Jupai Holdings Limited

Consolidated Statements of Operations

(In U.S. dollars except for share data)

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Revenues
Third party revenues	20,297,018	33,480,210	42,208,971
Related party revenues	2,297,763	5,657,828	53,320,333
Total revenues	22,594,781	39,138,038	95,529,304
Business taxes and related surcharges	(164,160)	(225,669)	(1,177,738)
Net revenues	22,430,621	38,912,369	94,351,566
Operating cost and expenses:
Cost of revenues	(3,703,030)	(10,657,267)	(37,414,007)
Selling expenses	(3,846,855)	(5,768,356)	(13,810,241)
General and administrative expenses	(4,411,080)	(7,009,332)	(14,553,357)
Other operating income — government subsidy	777,415	2,363,893	3,755,759
Total operating cost and expenses	(11,183,550)	(21,071,062)	(62,021,846)
Income from operations	11,247,071	17,841,307	32,329,720

Gain from deconsolidation of subsidiaries	—	102,089	—
Interest income	65,095	187,285	443,204
Investment income	1,092,579	2,053,748	3,024,914
Gain from disposal of investment in affiliates	—	—	369,472
Interest expense	(15,602)	(14,961)	—
Realized exchange gain	—	—	332,239
Total other income	1,142,072	2,328,161	4,169,829
Income before taxes and gain(loss) from equity in affiliates	12,389,143	20,169,468	36,499,549
Income tax expense	(3,202,880)	(5,617,343)	(10,663,384)
(Loss) gain from equity in affiliates	(135,892)	78,015	687,225
Net income	9,050,371	14,630,140	26,523,390
Net loss (income) attributable to non-controlling interests	104,694	(257,840)	(2,186,377)
Net income attributable to Jupai shareholders	9,155,065	14,372,300	24,337,013
Deemed dividend on Series B convertible redeemable preferred shares	—	(7,563,669)	—
Net income attributable to ordinary shareholders	9,155,065	6,808,631	24,337,013

Net income per share:
Basic	0.09	0.06	0.17
Diluted	0.09	0.06	0.16
Weighted average number of shares used in computation:
Basic	100,000,000	83,683,960	114,124,300
Diluted	100,866,480	114,445,361	119,598,947

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income

(In U.S. dollars except for share data)

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Net income	9,050,371	14,630,140	26,523,390
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment, net of tax of nil, $26,101 and $49,525 in 2013, 2014 and 2015, respectively.	—	78,303	148,575
Disposal of available-for-sale investment, net of tax of nil, $23,844 and $51,782 in 2013, 2014 and 2015, respectively.	—	(71,531)	(155,347)
Change in cumulative foreign currency translation adjustment	526,503	(56,024)	(4,122,034)
Other comprehensive income (loss)	526,503	(49,252)	(4,128,806)
Comprehensive income	9,576,874	14,580,888	22,394,584
Less: comprehensive (loss) income attributable to non-controlling interest	(87,778)	261,163	2,124,765
Comprehensive income attributable to Jupai shareholders	9,664,652	14,319,725	20,269,819
Deemed dividend on Series B convertible redeemable preferred shares	—	(7,563,669)	—
Comprehensive income attributable to ordinary shareholders	9,664,652	6,756,056	20,269,819

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In U.S. dollars except for share data)

			Additional			Accumulated other			Total
			paid-in	Subscription		comprehensive	Total Jupai	Non-controlling	shareholders’
	Ordinary shares		capital	receivables	Retained earnings	income	shareholders’ equity	interests	equity
	Number of Shares	$	$	$	$	$	$	$	$
Balance at January 1, 2013	100,000,000	50,000	6,295,780	(50,000)	5,615,434	117,670	12,028,884	112,266	12,141,150
Net income	—	—	—	—	9,155,065	—	9,155,065	(104,694)	9,050,371
Capital contribution to VIE
Foreign currency translation adjustments	—	—	—	—	—	509,587	509,587	16,916	526,503
Non-controlling interest capital injection	—	—	—	—	—	—	—	625,112	625,112
Balance at December 31, 2013	100,000,000	50,000	6,295,780	(50,000)	14,770,499	627,257	21,693,536	649,600	22,343,136

Net income	—	—	—	—	14,372,300	—	14,372,300	257,840	14,630,140
Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(41,633)	(41,633)
Redesignation of ordinary shares to Series B convertible redeemable preferred shares (Note 17)	(38,755,020)	(19,378)	—	—	(28,988,737)	—	(29,008,115)	—	(29,008,115)
Change in fair value of available-for-sale investment, net of tax of $26,101	—	—	—	—	—	78,303	78,303	—	78,303
Disposal of available for sale investment, net of tax of $23,844	—	—	—	—	—	(71,531)	(71,531)	—	(71,531)
Foreign currency translation adjustments	—	—	—	—	—	(59,347)	(59,347)	3,323	(56,024)
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	236,118	236,118
Deconsolidation of a subsidiary (Note 1)	—	—	—	—	—	—	—	(375,126)	(375,126)
Receipt of subscription				50,000			50,000		50,000
Share-based compensation	—	—	498,756	—	—	—	498,756	—	498,756
Balance at December 31, 2014	61,244,980	30,622	6,794,536	—	154,062	574,682	7,553,902	730,122	8,284,024

Net income	—	—	—	—	24,337,013	—	24,337,013	2,186,377	26,523,390
Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(171,272)	(171,272)
Issuance of ordinary shares in connection with business acquisition	32,481,552	16,241	56,359,588	—	—	—	56,375,829	—	56,375,829
Change in fair value of available-for-sale investment, net of tax of $49,525	—	—	—	—	—	148,575	148,575	—	148,575
Disposal of available for sale investment, net of tax of $51,782	—	—	—	—	—	(155,347)	(155,347)	—	(155,347)
Foreign currency translation adjustments	—	—	—	—	—	(4,060,422)	(4,060,422)	(61,612)	(4,122,034)
Issuance of ordinary shares to public, net of issuance cost	29,970,000	14,985	42,341,642	—	—	—	42,356,627	—	42,356,627
Conversion of preferred share	55,890,227	27,946	38,266,688	—	—	—	38,294,634	—	38,294,634
Share-based compensation	—	—	2,520,565	—	—	—	2,520,565	—	2,520,565
Balance at December 31, 2015	179,586,759	89,794	146,283,019	—	24,491,075	(3,492,512)	167,371,376	2,683,615	170,054,991

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In U.S. dollars)

	Years Ended December 31,
	2013	2014	2015
	$	$	$
Cash flows from operating activities:
Net income	9,050,371	14,630,140	26,523,390
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	84,909	376,666	2,064,570
Loss (income) from equity in affiliates	135,892	(78,015)	(687,225)
Gain from disposal of investment in affiliates	—	—	(369,472)
Investment income on investment securities	(929,575)	376,574	(2,640,136)
Impairment loss for a held-to-maturity investment	—	130,740	507,429
Gain from deconsolidation of subsidiaries	—	(102,089)	—
Share-based compensation	—	498,756	2,520,565
Changes in operating assets and liabilities:
Accounts receivable	740,859	(398,224)	(3,130,506)
Other receivables	2,052,189	(200,280)	(3,368,182)
Other current assets	(151,621)	(490,244)	5,641
Short term investments-trading securities	(1,475,986)	849,979	(357,687)
Amounts due from related party	2,380,604	(1,445,500)	2,473,291
Accrued payroll and welfare expenses	941,186	1,312,938	9,998,192
Income tax payable	2,040,012	1,119,832	8,903,337
Other tax payable	925,254	572,975	3,895,991
Deferred revenue	1,117,425	2,496,260	5,586,885
Uncertain tax position	111,000	90,080	41,192
Other current liabilities	330,628	1,383,927	(1,546,625)
Deferred revenue from related parties	380,297	5,261,345	10,707,422
Deferred taxes	(427,043)	(1,942,465)	(5,426,928)
Net cash provided by operating activities	17,306,401	24,443,395	55,701,144

Cash flows from investing activities:
Purchases of property and equipment	(452,218)	(1,283,537)	(1,920,250)
Purchase of held-to-maturity investments	(2,420,775)	(15,596,021)	(37,778,696)
Collection of held-to-maturity investments	1,905,931	3,756,322	36,673,936
Purchase of entrusted investments	(3,481,845)	(2,188,668)	—
Collection of entrusted investments	80,760	2,873,281	3,340,763
Purchase of other long term investments	—	—	(1,516,607)
Collection of other long term investments	—	—	1,160,751
Purchases of available-for-sale investments	—	(7,046,016)	(6,833,701)
Proceeds from available-for-sale investments	—	5,408,429	8,683,813
Payment for investment in affiliates	(1,304,156)	(1,011,603)	(5,288,284)
Proceeds from partial disposal of subsidiaries	—	1,950	—
Proceeds from disposal of investment in affiliates	—	—	1,093,384
Customer borrowing	(19,557,926)	(25,684,284)	—
Collection of customer borrowing	10,092,389	35,067,886	549,856
Cash balance from acquisition of subsidiaries	—	—	7,122,252
Prepayment for long term investment	—	(212,453)	—
Advanced payment for acquisition	—	—	(14,612,634)
Cash balance of deconsolidated subsidiary	—	(132,244)	—
Net cash used in investing activities	(15,137,840)	(6,046,958)	(9,325,417)

Cash flows from financing activities:
Capital contribution from non-controlling interest shareholder	625,112	236,118	—
Proceeds from issuance of convertible redeemable preferred shares	1,500,000	7,786,519	—
Borrowing from third parties	2,471,250	—	—
Repayment of borrowing from third parties	(2,471,250)	—	—
Dividend paid to non-controlling interest holder	—	(41,633)	(171,272)
Proceeds from IPO	—	—	49,950 ,000
Payment of IPO expenses	—	(269,962)	(7,323,411)
Advanced payment received from SINA for new shares issuance	—	—	5,280,000
Collection of subscription receivable	—	50,000	—
Net cash provided by financing activities	2,125,112	7,761,042	47,735,317

Effect of exchange rate changes	90,074	56,412	(3,163,478)
Net increases in cash and cash equivalents	4,383,747	26,213,891	90,947,566
Cash and cash equivalents—beginning of the year	959,595	5,343,342	31,557,233
Cash and cash equivalents—end of the year	5,343,342	31,557,233	122,504,799

Supplemental disclosure of cash flow information:
Cash paid for income taxes	2,035,074	5,979,216	6,067,527
Cash paid for interest expenses	15,602	14,961	—

Non-cash investing and financing activities:
Series B convertible redeemable preferred shares issued by re-designation of ordinary shares	—	29,008,115	—
Partial disposal of a subsidiary included in other receivables	—	183,036	—
Change in fair value of available-for-sale investments	—	(9,013)	—
Deferred tax effect on change in fair value of available-for-sale investment not yet sold	—	2,257	—
Acquisition of Scepter through share settlement	—	—	(56,375,829)
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	—	—	38,294,634
Unpaid cash dividend to E-House	—	—	1,154 ,983

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2013, 2014 and 2015

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Jupai Holdings Limited (the ‘‘Company’’), formerly Jupai Investment Group, was incorporated on August 13, 2012 in the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity, Shanghai Jupai Investment Group Co., Ltd. (‘‘Shanghai Jupai’’ or ‘‘the VIE’’) and the VIE’s subsidiaries (collectively, the ‘‘Group’’), provides wealth management products to the high net worth individuals in the People’s Republic of China (‘‘PRC’’). The Group began offering services in 2010 through Shanghai Jupai, which was founded in the PRC on July 28, 2010 by Mr. Tianxiang Hu who holds more than 50% of voting interests since establishment.

The Company was incorporated by the same shareholders of Shanghai Jupai with identical shareholdings (“the Founders”). On July 16, 2013, the Company established a wholly-owned foreign invested subsidiary, Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”) in the PRC. On October 18, 2013, Shanghai Juxiang entered into a series of contractual arrangements (“Control Documents”, see Note 2) with Shanghai Jupai and their respective shareholders through with the Company became the primary beneficiary of Shanghai Jupai. The Company has accounted for these transactions as a reorganization of entities under common control. In conjunction with the reorganization, the Company issued Series A convertible redeemable preferred shares to a third party investor (see Note 17). The reorganization was necessary to comply with the PRC law and regulations which restrict foreign ownership of companies to engage in direct sale of mutual funds, asset management plans and market survey in China. Accordingly, the accompanying consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to Shanghai Jupai for all periods presented. The share and per share data relating to the ordinary shares issued by the Company during the reorganization are presented as if the reorganization transactions occurred at the beginning of the first period presented.

In July 2015, the Company completed its initial public offering (“IPO”) on NYSE and acquisition of E-House Investment and Reckon Capital Limited’s 100% equity interest in Scepter Pacific Limited (“Scepter”), a holding company incorporated in BVI. Scepter provides asset management services in China through a consolidated VIE, Shanghai E-Cheng Asset Management Co. Ltd.(“Shanghai E-Cheng”) in PRC (see Note 2).

The Company’s significant subsidiaries as of December 31, 2015 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang	July16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd (“Shanghai Baoyi”)	July 16, 2015	PRC	100%

1. Organization and Principal Activities (Continued)

Shanghai Jupai’s significant subsidiaries as of December 31, 2015 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership
Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May17, 2013	PRC	85%
Shanghai Jupai Yumao Fund Sales Co., Ltd.	February 26, 2014	PRC	100%
Shanghai Jupeng Asset Management Co., Ltd. (“Jupeng”)	June 8, 2015	PRC	90%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2015 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidexin Equity Investment Management Co., Ltd (“Yidexin”)	July 16, 2015	PRC	100%
Shanghai Yidezeng Equity Investment Center (“Yidezeng”)	July 16, 2015	PRC	100%
Shanghai Yidezhen Equity Investment Center (“Yidezhen”)	July 16, 2015	PRC	100%
Shanghai Yidezhao Equity Investment Center (“Yidezhao”)	July 16, 2015	PRC	100%

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. As of December 31, 2015, all transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power or has the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; cast a majority of votes at the meeting of the board of directors.

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Group evaluates each of its investments to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

As foreign-invested companies are restricted to engage in direct sale of mutual funds, asset management plans and market survey under the current PRC laws and regulations, the Company’s PRC subsidiary, Shanghai Juxiang as foreign-invested company, does not meet all such requirements and therefore is not permitted to engage in such business in China. Therefore, the Company decided to conduct such business in China through Shanghai Jupai and its subsidiaries which are PRC domestic companies substantially beneficially owned by the Founders. Since the Company does not have any equity interests in Shanghai Jupai, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Shanghai Juxiang, entered into a series of contractual arrangements, or Control Documents with Shanghai Jupai and its shareholders (“Jupai VIE”), pursuant to which the Company is entitled to receive effectively all economic benefits generated from Shanghai Jupai shareholders’ equity interests in it.

Since the Company acquired Scepter in July 2015, Scepter, its subsidiaries, Shanghai E-Cheng and Shanghai E-Cheng’s subsidiaries was included in the consolidated financial statements. Scepter is engaged in asset management service business. Foreign-invested enterprises incorporated in the PRC are not expressly prohibited from providing asset management services in PRC. However, according to local business practice, as a general partner of a fund, Scepter must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter are in the foreign-invested enterprise prohibited, or not encouraged industries, which requires all investors not to be foreign-invested enterprises. Therefore Scepter provides asset management services through its VIE entities. To provide Scepter effective control over and the ability to receive substantially all of the economic benefits of its VIE and its subsidiaries, Scepter’s wholly owned subsidiary Shanghai Baoyi, the “Foreign Owned Subsidiary” entered into a series of contractual arrangements with Shanghai E-Cheng, the “VIE” and its respective shareholders, respectively. (Hereafter, the VIE structure under Scepter is called “Scepter VIE”.)

The agreements of Jupai VIE and Scepter VIE that provide the Company effective control over the VIE include:

(i)        Voting Rights Proxy Agreement

(1)             Jupai VIE: Each shareholder of Shanghai Jupai has executed a power of attorney to grant Shanghai Juxiang the power of attorney to act on his or her behalf on all matters pertaining to Shanghai Jupai and to exercise all of his or her rights as a shareholder of the Shanghai Jupai, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Shanghai Juxiang terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Jupai.

(2)             Scepter VIE: Each of the shareholders of Shanghai E-Cheng irrevocably granted any person designated by Shanghai Baoyi the power to exercise all voting rights to which he will be entitled to as shareholder of Shanghai E-Cheng at that time, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights.

Each shareholder voting right proxy agreement has a term of twenty years, unless it is early terminated by all parties in writing or pursuant to provision of this agreement. The term of the agreement will be automatically extended for one year upon the expiration, if Shanghai Baoyi gives the other Parties written notice requiring the extension thereof and the same mechanism will apply subsequently upon the expiration of each extended term.

(ii)      Call Option Agreement

(1)             Jupai VIE: The shareholders of Shanghai Jupai granted Shanghai Juxiang or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests or assets in Shanghai Jupai when and to the extent permitted by PRC law. Shanghai Juxiang or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Shanghai Juxiang’s written consent, the shareholders of Shanghai Jupai shall not transfer, donate, pledge, or otherwise dispose any equity interests of Shanghai Jupai in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement can be early terminated by Shanghai Juxiang, but not by Shanghai Jupai or its shareholders.

(2)             Scepter VIE: Each of shareholders of Shanghai E-Cheng has entered into an Exclusive Call Option Agreement with Baoyi. Pursuant to these agreements, each of the shareholders of Shanghai E-Cheng has granted an irrevocable and unconditional option to Shanghai Baoyi or its designees to acquire all or part of such shareholder’s equity interests in Shanghai E-Cheng at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition of all equity interests in Shanghai E-Cheng will be equal to the registered capital of Shanghai E-Cheng, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. In addition, Shanghai E-Cheng irrevocably and unconditionally granted Baoyi an exclusive option to purchase, to the extent permitted under the PRC law, all or part of the assets of Shanghai E-Cheng. The exercise price for purchasing the assets of Shanghai E-Cheng will be equal to its respective book values, and if PRC law requires the price to be greater than the book value, the price will be the minimum amount as permitted by PRC law. The call option may be exercised by Shanghai Baoyi or its designees.

The agreements that transfer economic benefits to the Company include:

(i)         Consulting Services Agreement, Operating Agreement and Exclusive Support Agreement

(1)             Jupai VIE: Shanghai Jupai engages Shanghai Juxiang as its exclusive technical and operational consultant and under which Shanghai Juxiang agrees to assist in arranging the financial support necessary to conduct Shanghai Jupai’s operational activities. Shanghai Jupai shall not seek or accept similar services from other providers without the prior written approval of Shanghai Juxiang. The agreements will be effective as long as Shanghai Jupai exists. Shanghai Juxiang may terminate this agreement at any time by giving a prior written notice to Shanghai Jupai.

(2)             Scepter VIE: Pursuant to an Exclusive Support Agreement between Shanghai Baoyi and Shanghai E-Cheng, Shanghai Baoyi provides Shanghai E-Cheng with a series of consultancy services on an exclusive basis and is entitled to receive related fees. The term of this Exclusive Support Agreement will expire upon dissolution of Shanghai E-Cheng. Unless expressly provided by this agreement, without prior written consent of Shanghai Baoyi, Shanghai E-Cheng may not engage any third party to provide the services offered by Shanghai Baoyi under this agreement.

(ii)      Equity Interest Pledge Agreement

(1)             Jupai VIE: The shareholders of Shanghai Jupai pledged all of their equity interests in Shanghai Jupai to Shanghai Juxiang as collateral to secure their obligations under the above agreement. If the shareholders of Shanghai Jupai or Shanghai Jupai breach their respective contractual obligations, Shanghai Juxiang, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Jupai shall not transfer assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Jupai without prior written consent of Shanghai Juxiang. This pledge will remain effective until all the guaranteed obligations are performed. The equity pledges of Shanghai Jupai have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

(2)             Scepter VIE: Each of the shareholders of Shanghai E-Cheng has also entered into an equity pledge agreement with Shanghai Baoyi. Pursuant to which these shareholders pledged their respective equity interest in Shanghai E-Cheng to guarantee the performance of the obligations of Shanghai E-Cheng. If Shanghai E-Cheng or its shareholders breach any of their respective obligations under any of these agreements. Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests.  Pursuant to the equity pledge agreement, each shareholder of Shanghai E-Cheng cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai E-Cheng without prior written consent of Shanghai Baoyi. The equity pledge right enjoyed by Shanghai Baoyi will expire when shareholders of Shanghai E-Cheng have fully performed their respective obligations under the above agreements. The equity pledges of Shanghai E-Cheng have been registered with the relevant local branch of SAIC.

(iii)       Loan Agreement for Scepter VIE. Under the Loan Agreement among the shareholders of Shanghai E-Cheng and Shanghai Baoyi, Shanghai Baoyi granted an interest-free loan to the shareholders of Shanghai E-Cheng, solely for their purchase of the equity interests of Shanghai E-Cheng. The loan is interest free and the term of the loan is (i) the expiration of 20 years from the date of the loan agreement, (ii) the expiration of Shanghai Baoyi’s operation term or (iii) the expiration of Shanghai E-Cheng’s operation term whichever is the earliest.

Under the above agreements, the shareholders of Shanghai Jupai/Shanghai E-Cheng irrevocably granted Shanghai Juxiang/Shanghai Baoyi the power to exercise all voting rights to which they were entitled. In addition, Shanghai Juxiang/Shanghai Baoyi have the option to acquire all of the equity interests in Shanghai Jupai/Shanghai E-Cheng, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Juxiang/Shanghai Baoyi is entitled to receive service fees for certain services to be provided to Shanghai Jupai/Shanghai E-Cheng.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Company effective control over the VIEs and their subsidiaries, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of Shanghai Jupai and Shanghai E-Cheng under the relevant agreements. Because the Company, through Shanghai Juxiang and Shanghai Baoyi, has (i) the power to direct the activities of Shanghai Jupai and Shanghai E-Cheng that most significantly affect the entities’ economic performance and (ii) the right to receive substantially all of the benefits from Shanghai Jupai and Shanghai E-Cheng, the Company is deemed the primary beneficiary of Shanghai Jupai and Shanghai E-Cheng. Accordingly, the Company has consolidated the Shanghai Jupai and Shanghai E-Cheng’s financial results of operations, assets and liabilities, and cash flows in the Company’s consolidated financial statements.

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

Shanghai Jupai and Shanghai E-Cheng and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

•

Shanghai Jupai and Shanghai E-Cheng and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Equity Interest Pledge Agreements have been registered by the shareholders of Shanghai Jupai and Shanghai E-Cheng with the relevant office of the administration of industry and commerce, however, the VIEs or the Group may fail to meet other requirements. Even if the contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2014	2015
	$	$
Cash and cash equivalents	15,841,430	45,733,305
Short-term investments	2,644,570	5,161,333
Short-term entrusted investment	2,215,083	—
Accounts receivable, net of allowance for doubtful accounts	240,355	424,444
Trade and other receivables	1,318,689	2,331,004
Amounts due from related parties	203,032	1,438,538
Customer Borrowing	549,856	—
Deferred tax assets	1,809,115	6,257,574
Other current assets	147,441	798,809
Long-term investments	1,324,803	—
Long-term entrusted investment	65,290	—
Advance prepayment for acquisition	—	2,668,566
Investment in affiliates	813,858	11,476,720
Property and equipment, net	888,447	1,445,245
Deferred tax assets— non-current	—	1,243,313
Total assets	28,061,969	78,978,851

Accrued payroll and welfare expenses	748,864	4,322,940
Income tax payable	1,680,295	9,505,352
Other tax payable	672,824	2,942,691
Dividend payable	—	1,154,983
Deferred revenue - current from related parties	5,287,903	12,043,558
Deferred revenue - current	1,236,326	7,664,939
Other current liabilities	223,087	324,353
Non-current uncertain tax position liabilities	785,372	827,315
Deferred revenue — non-current from related parties	131,855	4,424,788
Deferred revenue — non-current	353,739	548,464
Total liabilities	11,120,265	43,759,383

	Year ended December 31,
	2013	2014	2015
	$	$	$
Net revenues	15,257,312	4,408,032	38,081,686
Related party	2,270,991	1,465,273	25,329,756
Third party	12,986,321	2,942,759	12,751,930
Operating cost and expenses	10,838,598	4,019,671	26,429,339
Net income attributable to Jupai shareholders	3,956,086	1,491,269	7,785,436
Cash flows generated from operating activities:	9,740,185	10,104,999	36,661,761
Cash flows (used in) generated from investing activities:	(8,742,382)	3,231,375	(4,769,816)
Cash flows generated from (used in) financing activities:	625,112	31,891	(171,272)

The VIEs contributed an aggregate of 68%, 11% and 40% of the consolidated net revenues for the years ended December 31, 2013, 2014 and 2015, respectively and an aggregate of 42%, 12% and 32% of the consolidated net income for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, the VIEs accounted for an aggregate of 42% and 33%, respectively, of the consolidated total assets.

There are no consolidated assets of the VIEs and their subsidiaries that are collateral for the obligations of the VIEs and their subsidiaries and can only be used to settle the obligations of the VIEs and their subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholder of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, fair value estimates of investments, impairment of investment in affiliates, assumptions related to the valuation of share-based compensation, including estimation of related forfeiture rates, useful lives and impairment of long-lived assets, valuation and impairment of goodwill, valuation and impairment of intangible assets, allowance for doubtful accounts of accounts receivable and entrusted investments.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, amounts due from related parties and investments. All of the Group’s cash and cash equivalents and a majority of investments are held with financial institutions that Group management believes to be of high credit quality.

All revenues were generated within China and Hong Kong.

The following product providers accounted for 10% or more of revenues for the years ended December 31, 2013, 2014 and 2015:

	For Year Ended December 31,
	2013	2014	2015
	$	$	$
A	2,633,095	—	—
B	2,050,262	—	—

(e) Customer borrowings

The Group historically provided some short term borrowings to customers who are temporarily short of sufficient funds for purchasing the financial products promoted by the Group. The borrowings were extended to bridge the gap between the maturity of an earlier product and purchase of a new one. The borrowings bear no interest and are due within one year. The borrowing that the Group provided are not secured and are not required for additional collateral. The Group assessed the collectability of the customer borrowings based on factors surrounding the credit risk of specific customers including the length of time the borrowings are passing due, previous loss history and the counterparty’s current ability to fulfill its obligation, and didn’t provide any allowance for such borrowings due to the remote possibility of collection failure. There were no short term loans overdue as of December 31, 2014. The cash flows associated with customer borrowings for the years ended December 31, 2013, 2014 and 2015 are presented as investing cash flows in the statements of cash flows. The Group stopped providing short term borrowings to customers since August 2014 and no amounts were outstanding as of December 31, 2015.

(f) Entrusted investments

In the past, the Group sometimes purchased the same financial product with its customers using its own funds but under the customers’ name, aiming to pursue higher return. The concerned customers are obliged to return the principle and gain to the Group at the maturity of the financial products. The Group bears both the product risk and the credit risk. The Group assessed the collectability of such entrusted investment based on factors surrounding the credit risk of specific customers like the length of time the investments are past due, previous loss history and the counterparty’s current ability to fulfill its obligation and did not provide any allowance for such investment due to the remote possibility of collection failure. The Group has terminated such practice of co-investment since August 2014.

(g) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. For equity investment over which the Company does not have significant influence, cost method accounting is used. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group recorded an impairment loss of $131,165 related to Shanghai Juxi Asset Management Partnership Enterprise(“Juxi”) in loss from equity in affiliates in the consolidated statement of operations for the year ended December 31, 2013.The Group did not record any impairment loss for the year ended December 31, 2014 and 2015.

The Group also considers it has significant influence over the funds of funds and real estate funds that it serves as general partner, and the Group’s ownership interest in these funds as limited partner is generally much lower than 5%. These funds are not consolidated by the Group based on the facts that the Group does not have control over the funds given substantive kick-out rights held by unrelated limited partners that allow them to remove the general partner without cause, and/or substantive participating rights that allow them to participate in certain financial and operating decisions of the limited partnership in the ordinary course of business. The equity method of accounting is accordingly used for investments by the Group in these funds. In addition, the investee funds meet the definition of an Investment Company and are required to report their investments at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ net income one quarter in arrears to enable it to have more time to collect and analyze the investments’ operating results.

(h) Fair Value of Financial Instruments

The Group records certain of its financial assets at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(i) Business combinations

Business combinations are recorded using the purchase method of accounting and, accordingly, the acquired assets and liabilities are recorded at their fair market value at the date of acquisition. The consideration of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Any excess of acquisition cost over the fair value of the acquired assets and liabilities, including identifiable intangible assets, is recorded as goodwill. Transaction costs directly attributable to the acquisition are expensed as incurred.

(j) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(k) Investments

The Group invests in debt securities and accounts for the investments based on the nature of the products invested, and the Group’s intent and ability to hold the investments to maturity.

The Group’s investments in debt securities include trust products, asset management plans and real estate funds that have a stated maturity and normally pay a prospective fixed rate of return. The Group classifies the investments in debt securities as held-to-maturity when it has both the positive intent and ability to hold them until maturity. Held-to-maturity investments are recorded at amortized cost and are classified as long-term or short-term according to their contractual maturity. Long-term investments are reclassified as short-term when their remaining contractual maturity date is less than one year. Investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value with changes in fair value recognized in earnings. Investments that do not meet the criteria of held-to-maturity or trading securities are classified as available-for-sale, and are reported at fair value with changes in fair value included in other comprehensive income.

The Group records investments in the equity of private equity funds under the cost method when they do not qualify for the equity method. Gains or losses are realized when such investments are sold.

The Group reviews its investments, except for those classified as trading securities, for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the cost of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

The Group recognizes other-than-temporary impairment in earnings if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. Additionally, the Group evaluates expected cash flows to be received and determines if credit-related losses on debt securities exist, which are considered to be other-than-temporary, should be recognized in earnings.

If the investment’s fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss based on the fair value of the investment.

(l) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests.

(m) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3—5 years
Motor Vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(n) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by product providers for whom the Group distributes wealth management products, and recurring management fee and carried interest paid by funds the Group manages.

The Group recognizes revenues when there is persuasive evidence of an arrangement, service has been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Revenues are recorded, net of sales related taxes and surcharges.

Deferred revenues are recognized when payments are received in advance of the revenue being earned.

The Group sometimes engages third party agents in promoting financial products and pays a channel fee accordingly, in which the Group recognizes revenue on a net basis by deducting the channel fee it pays to the third party agents.

Through August 2014, there were also instances where the Group provides short-term loans to the customers who are temporarily short of sufficient funds in purchasing the financial products (see Note 2(e)). Commissions received on the financial products purchased by customers using short-term loans provided by the Company are deferred and not recognized as revenue until the loans are fully collected from the customers.

One-time Commissions

The Group enters into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, the Group earns a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by its clients. The Group defines the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. Revenue is recorded upon the establishment of the wealth management product, when the provision of service concludes and the fee becomes fixed and determinable, assuming all other revenue recognition criteria have been met, and there are no future obligations or contingencies.

Recurring Service Fees

Recurring service fee includes service fee and carried interest, it arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination and product reports distribution. It is calculated as a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product. As the Group provides these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Recurring Management Fees

Recurring management fee arises from the fund management services provided to funds the Group manages, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocations of profits that are a component of the Group’s general partnership interests and fund managing interests in the limited partnership and contractual funds and is not recognized until the end of the fund’s contract term when the carried interest is determined and distributed. Management fee received in advance of the specified contract period and in the limited circumstances carried interest is received before the end of the fund’s contract term are recorded as deferred revenues.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both wealth management marketing and recurring services. The Group also provides both wealth management marketing and recurring services to funds that it serves as general partner/co-general partner or fund manager.

Both wealth management marketing and recurring services represent separate units of accounting. The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement each unit of accounting to all deliverables based on the relative selling price in accordance with the selling price hierarchy, which includes: (i) vendor-specific objective evidence (“VSOE”) if available; (ii) third-party evidence (“TPE”) if VSOE is not available; and (iii) best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

VSOE. The Group determines VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Group requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Group applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Group’s products and services contain certain level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Group is unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, the Group has not been able to establish selling price based on TPE.

BESP. When it is unable to establish selling price using VSOE or TPE, the Group uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Group would transact a sale if the service were sold on a stand-alone basis. The Group determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charged for similar products or funds, market conditions, specification of the services rendered and pricing practices.

The Group has vendor specific objective evidence of fair value for its wealth management marketing services as it provides such services on a stand-alone basis. The Group has not sold its recurring services on a stand-alone basis. However, the recurring management fee or recurring service fee the Group charges as general partner /co-general partner or fund manager/fund advisor is consistent with the fee at which the Group would transact if the recurring services were sold regularly on a stand-alone basis. As such, the Group believes the fee it charges represents their best estimate of the selling price for its recurring services. The Group allocates arrangement consideration based on fair value, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

(o) Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 3% to 6% and are recorded as a reduction of revenues.

(p) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and business development team, and expenses incurred in connection with product-specific client meetings and other events.

(q) Intangible assets, net

Acquired intangible assets mainly consist of customer contracts from business combinations and are recorded at fair value on the acquisition date. The intangible assets are amortized using a straight-line method during the weighted average contract term of the customer contracts.

(r) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss equal to the excess of the carrying amount over the fair value of the assets.

(s) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification (“ASC”) 350-20, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two step impairment test without considering qualitative factors.

The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

The management has conducted step 1 of the quantitative impairment test to compare the carrying value of the reporting unit, including assigned goodwill, to its respective fair value. The fair value of the reporting unit was estimated by using the income approach. Based on the quantitative test, it was determined that the fair value of the reporting unit tested exceeded its carrying amount and, therefore, step two of the two-step goodwill impairment test was not required. Management concluded that the goodwill was not impaired as of December 31, 2015.

(t) Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

The Group accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The effective tax rate for the Group includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the accompanying Consolidated Statement of Operations. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheet.

(u) Share-Based Compensation

The Group recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the vesting period. Share-based compensation expense is classified in the consolidated statements of operations based upon the job function of the grantee. The Group account for a cancellation or settlement of an equity settled share-based payment award as an acceleration of vesting, and recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The Group also estimates expected forfeitures and recognize compensation cost only for those share-based awards expected to vest. Actual forfeitures may differ from those estimated by the Group which would affect the amount of share-based compensation to be recognized.

(v) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for registering and operating business in certain local districts and are typically granted based on the amount of value-added tax, business tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies.

Cash subsidies of $777,415, $2,363,893 and $3,755,759 are included in other operating income for the years ended December 31, 2013, 2014 and 2015, respectively. Cash subsidies are recognized when received and when all the conditions for their receipt have been satisfied.

(w) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group has determined that its Series A and Series B convertible redeemable preferred shares are participating securities as the convertible redeemable preferred shares participate in the undistributed earnings on the same basis as the ordinary shares for the periods applicable. Accordingly, the Group has used the two-class method of computing earnings per share.

Under this method, net income attributable to the Jupai shareholders is allocated on a pro-rata basis to the ordinary and convertible redeemable preferred shares to the extent that each class may share in income for the period. Losses are not allocated to the participating securities. Diluted earnings per share are computed using the more dilutive of the two-class method or the if-converted method.

Diluted net income per share is computed by giving effect to all potential dilutive shares, including convertible redeemable preferred shares.

(x) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(y) Foreign Currency Translation

The functional currency of the Company, Jupai International and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong and Scepter Holdings Limited is the HKD. The subsidiaries in the PRC and the VIE determined their functional currency to be the Chinese Renminbi(“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters. The Group uses U.S. dollar as its reporting currency. The Group uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses are included in the consolidated statements of operation.

(z) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, fair value changes of available-for-sale investments, net of tax effect.

(y) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance provides a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

ASU 2014-09 is originally effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. ASU 2015-14, Revenue from Contracts with Customers, defers the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued a new pronouncement which requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In February 2015, the FASB issued, ASU 2015-02, “Amendments to the Consolidation Analysis”, regarding consolidation of legal entities such as limited partnerships, limited liability corporations, and securitization structures. The guidance eliminates the deferral issued by the FASB in February 2010 of the accounting guidance for VIE for certain investment funds, including mutual funds, private equity funds and hedge funds. In addition, the guidance amends the evaluation of fees paid to a decision maker or a service provider, and exempts certain money market funds from consolidation. The guidance will be effective for accounting periods beginning after December 15, 2015 with early adoption permitted. The Group early adopted ASU 2015-02 for the year ended December 31, 2015. In adopting the guidance, the Company re-evaluated the existing consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor bring about new VIEs to be consolidated. In evaluating whether the investment funds of limited partnership and contractual funds the Group managed as general partner or fund manager are VIEs or not, the Group assessed that the management fees and carried interests it earns from the services provided as general partner or fund manager are commensurate with the level of effort required to provide such services and are at arm’s length. As a result, the interests earned by the Group are not considered as variable interests.

In April 2015, the FASB issued ASU 2015-03 as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The requirement to present debt issuance costs as a direct reduction of the related debt liability (rather than as an asset) is consistent with the presentation of debt discounts under U.S. GAAP. In addition, it converges the guidance in U.S. GAAP with that in IFRSs, under which transaction costs that are directly attributable to the issuance of a financial liability are treated as an adjustment to the initial carrying amount of the liability. ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Subsequent in August 2015, the FASB issued ASU 2015-15 related with the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements, under which the SEC staff stated it would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The Group does not expect the adoption of the above guidances will have a significant effect on the Group’s consolidated financial statements.

In September 2015, the FASB issued ASU2015- 16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The new standard is effective for fiscal years beginning after December 15, 2015, including interim periods within that reporting period and early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which requires deferred income tax liabilities and assets to be classified as noncurrent on the balance sheet rather than being separated into current and noncurrent. The guidance is effective for public entities for annual periods beginning after December 15, 2016, and interim periods within those annual periods with early adoption being permitted. The ASU will only have impact on the Group’s consolidated balance sheets classification upon adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. ASU 2016-01 also impacts the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for certain provisions. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, which eliminates eliminate the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASC 606). The amendments in this update clarify the implementation guidance on principal versus agent considerations. When another party, along with the reporting entity, is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide that good or service to the customer (as a principal) or to arrange for the good or service to be provided to the customer by the other party (as an agent). The guidance is effective for interim and annual periods beginning after December 15, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	2013	2014	2015
Net income attributable to ordinary shareholders—basic	$9,076,420	$4,978,561	$19,167,718
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	$78,645	$1,830,070	$5,169,295
Net income attributable to ordinary shareholders—diluted	$9,155,065	$6,808,631	$24,337,013
Weighted average number of ordinary shares outstanding—basic	100,000,000	83,683,960	114,124,300
Plus: convertible redeemable preferred shares	866,480	30,761,401	—
Plus: share options	—	—	5,474,647
Weighted average number of ordinary shares outstanding—diluted	100,866,480	114,445,361	119,598,947
Basic net income per share	0.09	0.06	0.17
Diluted net income per share	0.09	0.06	0.16

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2013	2014	2015
Share options	—	12,028,400	3,586 ,600
Restricted shares	—	—	2,680 ,400
Convertible redeemable preferred shares	—	—	30,777,906
Total	—	12,028,400	37,044 ,906

4. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2014	2015
	$	$
Short-term investments
- Trading securities investments	685,864	1,043,550
Trust products	685,864	1,043,550
- Held-to-maturity investments	8,332,241	10,113,066
Trust products	522,961	2,408,538
Asset management plans	7,027,956	7,704,528
Real estate funds	781,324	—
- Available-for-sale investments	1,643,267	—
Asset management plans	1,143,978	—
Real estate funds	499,289	—
Total short-term investments	10,661,372	11,156,616
Long-term investments
- Held-to-maturity investments	8,727,495	6,908,212
Trust products	2,535,252	4,600,830
Asset management plans	3,332,299	792,561
Real estate funds	2,859,944	1,514,821
- Other long-term investments	—	3,079,956
Total long-term investments	8,727,495	9,988,168
Total investments	19,388,867	21,144,784

Trading securities investments consist of an investment in a trust product that could be redeemed at any time. The investment is recorded at fair value on a recurring basis. The fair value is from unadjusted quoted price in active market and therefore is classified as Level 1 measurement. The Group recorded investment income on these investments of $163,004, $200,214 and $602,808 for the years ended December 31, 2013, 2014 and 2015, respectively.

Held-to-maturity investments consist of investments in trust products, asset management plans and real estate funds that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on trust products of $517,346, $363,750 and $483,166, on asset management plans of $97,681, $829,407 and $796,460 and on real estate funds of $314,548, $100,395 and $374,142 for the years ended December 31, 2013, 2014 and 2015, respectively. Long-term held-to-maturity investments amounting to $6,908,212 will mature in 2017. The Group recorded an impairment loss due to credit loss of nil, $130,740 and $507,429 for years ended December 31, 2013, 2014 and 2015, respectively for held-to-maturity investments. The gross unrecognized gain was $434,680 and $141,052 as of December 31, 2014 and 2015, respectively, representing the difference between the estimated fair value (Note 18) and carrying amount of the held-to-maturity investments.

Available-for-sale investments consist of an investments in an asset management plan that have stated maturity and the Group doesn’t intend to hold it to maturity. Such investment is initially recorded at investment cost and subsequently re-measured at fair value at each period end with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. The cost basis and fair value of the asset management plan product was $1,143,978 and nil as of December 31, 2014 and 2015, respectively, and the cost basis and fair value of the real estate fund product was $499,289 and nil as of December 31, 2014 and 2015, respectively. The Group recorded investment income on these products of nil and $206,845 for the year ended December 31, 2014 and 2015, respectively. There was no unrealized loss for these products recorded in accumulated other comprehensive income as of December 31, 2014 and 2015. There was no other-than-temporary impairment loss recognized in 2014 and 2015, respectively. The fair value was determined by using discounted cash flow model based on contractual cash flow and a discount rate of prevailing market yield for products with similar terms as of the measurement date and is classified within Level 2 measurement.

There were no transfers of assets among trading, available-for-sale and held-to-maturity classifications during the period presented.

Other long-term investments consist of investments in real estate and private equity fund as a limited partner with less than 3% equity interest. The investment in real estate fund and private equity fund amounted to $1,539,978 and $1,539,978 as of December 31, 2015, respectively.

5. Investment in affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31
	2014		2015
	$	%	$	%
Equity method
Shanghai Wuling Investment Center (“Wuling Center”)	—	—	1,550,359	1.1%
Shanghai Guochen Equity Management Co., Ltd (“Guochen”)	—	—	709,576	8.3%
Shenzhen Guojinwenying Fund Management Co, Ltd(“Guojinwenying”)	735,414	45%	701,714	45%
Shanghai JupaiHehui Asset management Co., Ltd. (‘‘Hehui’’)	560,549	49%	587,337	49%
Others	743,586		1,799,799
Total equity method investments	2,039,549		5,348,785

Cost method
Institutions Quotation System Co., Ltd (“ZhongZheng”)	—	—	4,619,933	1%
Shanghai Star Investment Co., Ltd.(“Star Investment”)	—	—	1,378,280	9.0%
Others	245,138		230,997
Total cost method investments	245,138		6,229,210
Total investments	2,284,687		11,577,995

The investments above are accounted for using equity method of accounting or cost method accounting.

Total equity method investment was $2,039,549 and $5,348,785 as of December 31, 2014 and 2015, respectively.

The Group obtained an investment in Wuling Center through the Scepter acquisition in July 2015. Shanghai Yidezhen Equity Investment Center (“Yidezhen”) held 1.1% equity interest in Wuling Center as a general partner as of December 31, 2015. Wuling Center is not consolidated by the Group as the Group does not control Wuling Center given that unrelated limited partners have substantive kick-out rights that allow them to remove the general partner without cause. Yidezhen acts as general partner in Wuling, which provides the Group with significant influence over the operating and financial policies of the investee, so the Group accounts for this investment by equity method.

Guochen was acquired as a result of Scepter acquisition in July 2015. In 2014, Shanghai Yidezhao Equity Investment Center (“Yidezhao”) formed Guochen with several unrelated third party investors and contributed RMB2,500,000 ($408,563) for a 8.3% equity interest in Guochen. Yidezhao can exercise significant influence through board representation and, as such, the Group accounted for the investment using equity method of accounting.

In 2014, the Group invested RMB 4,500,000 for a 45% equity interest in Guojinwenying and accounted for the investment using the equity method of accounting. Its main operating business is fund management.

Hehui used to be a consolidated subsidiary of the Group in which the Group owned 65% equity interest. In September 2014, the Group disposed of a 16% equity interest in Hehui to an unrelated third party, determined the Group no longer controlled the entity and as a result deconsolidated Hehui. The remaining 49% equity interest in Hehui was remeasured at fair value and has been subsequently accounted for as equity method investment.

In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

Total cost method investment was $245,138 and $6,229,210 as of December 31, 2014 and 2015 respectively.

In 2015, the Group invested RMB 30,000,000 ($4,884,243) for 1% equity interest in ZhongZheng which is a financial institution offering quotation, issue and transfer services in China, and accounted for the investment under the cost method of accounting.

The Group obtained an investment in Shanghai Star Investment Co., Ltd as a result of the Scepter acquisition in July 2015. Shanghai Yidezeng Equity Investment Center (“Yidezeng”), the subsidiary of Scepter held 9.0% equity interest in Star Investment as of December 31, 2015. The Group accounts for this investment under the cost method of accounting as it does not have significant influence over the operating or financial policies of the investee.

6. Acquisitions of Subsidiaries

In July 2015, the Company acquired 100% of Scepter’s equity interest from E-House Investment and Reckon Capital Limited upon closing of the Company’s IPO, in exchange for 32,481,552 of the Company’s ordinary shares.

The following table summarizes the purchase consideration to acquire Scepter:

Amount
$
Fair value of Company’s shares issued *	54,135,920
Replacement of Scepter’s share options (Note 13)	2,239,909
Consideration	56,375,829

* The fair value of the 32,481,552 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).

The purchase price has been allocated as follows:

	Amount	Amortization
	$	Period

Cash and cash equivalents	5,828,615
Other current assets	2,929,003
Long-term investments	4,872,731
Other long-term assets	228,166
Income tax payable	(2,047,784)
Other current liabilities	(2,707,310)
Intangible assets acquired:
— Contract Backlog	9,702,600	3.5 year
Goodwill	39,995,458
Deferred tax liabilities	(2,425,650)
	56,375,829

The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of acquisition. The primary items that generated the goodwill were the acquired assembled workforce, which is not qualified as an intangible asset. The goodwill is not deductible for tax purposes. The transaction costs directly attributable to the acquisition were not material and were expensed as incurred.

The amounts of revenue and earnings of Scepter since the acquisition date included in the consolidated income statement for the reporting period is as follows:

Since the acquisition date
2015
$
Revenue	4,056,792
Net income attributable to Jupai	1,790,490

Pro forma results (Unaudited)

The following table summarizes unaudited pro forma financial information for the years ended December 31, 2014 and 2015, as if the Scepter acquisition had occurred on January 1, 2014. These pro forma results have been prepared for informational purposes only based on the Company’s best estimate and are not indicative of the results of operations that would have been achieved had the acquisition occurred as of January 1, 2014 and 2015.

	Year ended December 31,
	(In thousands of U.S. dollars)
	2014	2015
	$	$
Revenues	45,933	99,101
Net income attributable to Jupai	15,088	26,126

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2013	2014	2015
	$	$	$
Leasehold improvements	262,460	1,002,134	1,995,562
Furniture, fixtures and equipment	309,587	842,659	1,371,510
Motor Vehicles	—	—	431,405
Total	572,047	1,844,793	3,798,477
Accumulated depreciation	(108,905)	(485,178)	(1,324,513)
Property and equipment, net	463,142	1,359,615	2,473,964

Depreciation expense was $84,909, $358,407 and $793,991 for the years ended December 31, 2013, 2014 and 2015, respectively.

8. Intangible Assets, Net

Intangible assets subject to amortization are comprised of the following:

As of December 31,
2015
$
Customer contracts	9,702,600
Less: Accumulated amortization	(1,270,579)
Intangible assets subject to amortization, net	8,432,021

Amortization expense was nil, nil and $1,270,579 for the years ended December 31, 2013, 2014 and 2015, respectively.

The Group expects to record amortization expense of $2,772,171, $2,772,171, $2,772,171 and $115,508 for the years ending December 31, 2016, 2017, 2018 and 2019, respectively.

9. Goodwill

The movement in carrying amount of goodwill is as follows:

$
Balance as of January 1, 2014 and December 31, 2014	—
Addition for acquisitions	39,995,458
Balance as of December 31, 2015	39,995,458

The Group performed the annual impairment analysis as of the balance sheet date. There has been no impairment recognized during the periods presented.

10. Prepayment for acquisition

As of December 31, 2015, the Group prepaid $6,775,902 and $5,168,166 to the existing individual shareholders and Shanghai Kushuo Information Technology Co., Ltd (a subsidiary of E-house and considered as our related party), respectively, as a down payment to acquire 71% equity interests in Shanghai Runju Financial Information Services Co. Ltd (“Runju”) (refer to Note 22).

In addition, the Group prepaid $2,668,566 to the existing individual investors for 78% equity interests in Yixun Internet Finance Information Service Co., Ltd (“Yixun”). (refer to Note 22)

11. Deferred revenue

Deferred revenues are recognized when payments are received in advance of revenue is earned. Certain contracts require that a portion of the payment be deferred until the end of the wealth management product’s life or other specified contingency. In such instances, the Group defers the contingent amount until the contingency has been resolved.

If the contingency is contracted to be resolved within one year period, the deferred revenue is classified as short-term liabilities. Otherwise, it is classified as long-term liabilities.

Deferred revenue from related parties was $5,419,758 and $17,626,688 as of December 31, 2014 and 2015 respectively. As of December 31, 2015, out of the total deferred revenue from related parties, $12,897,658 is expected to be recognized within twelve months and therefore, classified within current liabilities. The remaining balance of $4,729,030 is expected to be recognized as revenue after one year and therefore classified within non-current liabilities.

Deferred revenue from third parties was $3,815,888 and $9,504,659 as of December 31, 2014 and 2015 respectively. As of December 31, 2015, $8,956,195 was expected to be earned within a one year period and $548,464 was to be expected to be earned after one year.

12. Dividends

In June 2014, the Shanghai E-Cheng’s subsidiaries (Yidezeng, Yidezhen, and Yidezhao) declared a cash dividend on the accumulated undistributed earnings to the original shareholders of these entities. Scepter recorded a dividend payable of $5,119,632 for the net amount to be distributed to the shareholders, $3,964,649 of which was paid in 2014 and the residual was paid in January 2016.

13. Share-Based Compensation

In July 2014, the Group adopted the 2014 Share Incentive Plan (“the 2014 Plan”), which allows the Group to offer a variety of share-based incentive awards to employees, officers, and directors. The maximum number of shares that may be issued pursuant to all awards under the 2014 Plan shall initially be 17,570,281 ordinary shares, and will be increased automatically by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the 2014 Plan. In December 2015, the Group amended the 2014 Plan to increase the number of shares reserved for future awards under the 2014 Plan by 9,367,739 ordinary shares to 26,938,020 ordinary shares.

Share Options:

On July 1, 2014 and April 2, 2015, the Group granted 12,056,000 and 1,061,600 options to purchase ordinary shares to certain employees at an exercise price of $0.48 and $1.00 per share, respectively. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

Replacement of the Company’s option for Scepter’s option (“Options Replacement Program”).

Effective upon the Company’s IPO and in connection with its acquisition of Scepter (“Replacement Date”), the Company exchanged 2,525,000 of its options (“Replacement Options”) under the 2014 Plan for the 505,000 of the options (“Replaced Options”) that had been previously granted to certain employees of Scepter and E-House under Scepter’s 2014 Share Incentive Plan (“Scepter Plan”), with other terms unchanged. The Company capitalized $2,239,909 as part of the cost of acquiring Scepter in regard to the Options Replacement Program, which the Company computed as the sum of (1) the Replacement Date fair value of the Replaced Options granted to the employees of E-House, and (2) the fair value of the Replaced Options granted to the employees of Scepter on the Replacement Date multiplied by the ratio of pre-acquisition services to the requisite service period of such Replaced Options, which is the same as the requisite service period of the Replacement Options. The amount of $600,761, which represented the difference between the total fair value of the Replacement Options granted to employees of Scepter on the Replacement Date and the amount capitalized as part of the cost of acquiring Scepter will be recognized over the remaining requisite service period of approximately 1.7 years.

The Group used the binomial model to estimate the fair value of options using the following assumptions:

	July 1, 2014	April 2, 2015	July 16, 2015
Risk-free rate of return	3.18%	2.52%	2.96%
Contractual life of option	10 years	10 years	10 years
Estimated volatility rate	60.57%	58.86%	58.85%
Expected dividend yield	0%	0%	0%
Fair value of underlying ordinary shares	0.60	1.24	1.67

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Prior to the Company’s IPO, the estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a contemporaneous valuation, which used management’s best estimation for projected cash flows as of the valuation date. Subsequent to July 16, 2015, the Group uses the current share price as the fair value of underlying ordinary shares.

The Company recorded compensation expense of nil, $498,756 and $2,520,565 for the years ended December 31, 2013, 2014 and 2015. There were no options exercised during the years ended December 31, 2014 and 2015, respectively.

A summary of option activity under the 2014 Plan during the year ended December 31, 2015.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		$		$
Outstanding, as of January 1, 2015	12,028,400	0.48	—	—
Granted	1,061,600	1.00	—	—
Replacement under the Options Replacement Program	2,525,000	0.73	—	—
Forfeited	(548,900)	0.48	—	—
Outstanding, as of December 31, 2015	15,066,100	0.56	8.6	1.1
Vested and expected to vest as of December 31, 2015	13,971,533	0.56	8.6	1.1
Exercisable as of December 31, 2015	—	—	—	—

As of December 31, 2015, there was $3,428,129 of total unrecognized compensation expense related to unvested share options granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.

Non-vested restricted shares:

On August 26, 2015, the Company granted 2,680,400 restricted shares to certain senior management and independent directors. The fair value of the restricted shares on grant date is $ 1.45. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2015.

	Number of Shares	Weighted Average Grant-date Fair Value

Unvested, as of January 1, 2015	—
Granted	2,680,400	1.45
Forfeited	—
Unvested, as of December 31, 2015	2,680,400	1.45

The total fair value of non-vested restricted shares vested in 2015 was $3,886,580. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The Company recorded compensation expense of 623,558 for the year ended December 31, 2015. As of December 31, 2015, there was $3,263,022 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.

14. Income Taxes

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands and BVI do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% on taxable income.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2013	2014	2015
	$	$	$

Current Tax	3,612,357	7,558,626	16,465,368
Deferred Tax	(409,477)	(1,941,283)	(5,801,984)
Total	3,202,880	5,617,343	10,663,384

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2013	2014	2015
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	0.11%	1.83%	3.71%
Uncertain tax position impact	0.74%	0.46%	0.24%
Different tax rate of subsidiary operation in other jurisdiction	—	0.56%	0.27%
Effective income tax rate	25.85%	27.85%	29.22%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2013	2014	2015
	$	$	$
Deferred tax assets:
Deferred revenue	304,522	2,038,708	6,510,660
Accrued expenses	398,470	569,311	293,896
Discount of investment	117,315	91,948	49,479
Tax loss carry forward	19,329	197,038	1,420,631
Investment-in-affiliate impairment	33,298	33,178	—
Impairment for a held-to-maturity investment	—	32,685	153,998
Exchange gain	—	3,988	109,429
Gross deferred tax assets	872,934	2,966,856	8,538,093
Valuation allowance	—	—	—
Net deferred tax assets	872,934	2,966,856	8,538,093

Analysis as:
Current	787,842	2,845,459	7,294,780
Non-current	85,092	121,397	1,243,313

Deferred tax liabilities:
Amortization of intangible assets	—	—	2,108,005
Unrealized investment income	82,777	250,347	207,688
Total deferred tax liabilities	82,777	250,347	2,315,693

Analysis as:
Current	82,777	250,347	207,688
Non-current	—	—	2,108,005

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2015, operating loss carry forward amounted to $5,682,524 for the PRC income tax purposes. The loss carrying forward will begin to expire in 2018. No valuation allowance was recorded as of December 31, 2015 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

Undistributed earnings of the Company’s PRC subsidiaries of approximately $61.2 million at December 31, 2015 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of $3.06 million to $6.12 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately $17.3 million as of December 31, 2015. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group accrued interest of $91,511, $92,591 and $87,249 related to the uncertain tax positions in 2013, 2014 and 2015, respectively.

The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next 12 months. According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion.

$
Uncertain tax position—January 1, 2013	584,292
Gross increases—accrued interest in current period	91,511
Exchange rate translation	19,489
Uncertain tax position—December 31, 2013	695,292
Gross increases—accrued interest in current period	92,591
Exchange rate translation	(2,511)
Uncertain tax position—December 31, 2014	785,372
Gross increases—accrued interest in current period	87,249
Exchange rate translation	(45,306)
Uncertain tax position—December 31, 2015	827,315

15. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were $1.3 million, $1.8 million and $3.9 million for the years ended December 31, 2013, 2014 and 2015 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

16. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIE and VIE’s subsidiaries are required to allocate15% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIE and VIE’s subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $3,615,528 and $6,868,210 as of December 31, 2014 and 2015, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of $12,795,780 and $51,322,054 as of December 31, 2014 and 2015, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $16,411,308 and $58,190,265 as of December 31, 2014 and 2015, respectively. The restricted net assets of the Company’s VIEs and VIEs’ subsidiaries amounted to $7,952,004 and $22,673,978 as of December 31, 2014 and 2015, respectively.

17. Convertible Redeemable Preferred Shares

On October 18, 2013, the Company issued 4,216,867 Series A convertible redeemable preferred shares (‘‘Series A Shares’’) at a price of US$0.3557 per share for total consideration of US$1,500,000, to an unrelated third party investor.

On May 22, 2014, the Company issued 12,918,340 shares of Series B convertible redeemable and participating shares (‘‘Series B Shares’’), par value of US$0.0005 per share to E-House (China) Capital Investment Management Limited (‘‘E-House Investment’’), 100% subsidiary of E-House at an aggregate consideration of RMB48, 000,000($7,786,520). Simultaneous with the issuance of the Series B Shares, Juda Holding Inc. (a company wholly-owned by Hu Tianxiang) sold 12,918,340 shares of Ordinary Shares to E-House Investment at an aggregate consideration of USD equivalent of RMB48,000,000($7,786,520), and 12,918,340 shares of ordinary shares to SINA Hong Kong Limited at an aggregate consideration of USD equivalent of RMB48,000,000($7,786,520). These ordinary shares were re-designated into 25,836,680 Series B preferred shares at the closing of Series B financing.

On August 22, 2014, Juda Holding Inc. entered into an agreement to sell 12,918,340 shares of ordinary shares to E-House Investment at an aggregate consideration of $10,116,352. These ordinary shares were re-designated into 12,918,340 Series B convertible redeemable preferred shares on December 16, 2014.

Given the nature of certain key terms of the Series A Shares, Series B Shares (collectively ‘Preferred Shares”) as listed below, the Company has classified the Preferred Shares as mezzanine equity.

The transfer of 38,755,020 ordinary shares from Juda Holding Inc. to the new investors and then re-designation of the ordinary shares to Series B Shares by the Company resulted in a repurchase of ordinary shares and issuance of Series B Shares by the Company and is accounted for as a treasury stock transaction accompanied with issuance of new preferred shares. The repurchased ordinary shares have been retired. The re-designated Series B Shares are recorded at fair value on the re-designation date, with the excess of the fair value of Series B Shares over the fair value of ordinary shares on the respective re-designation date recognized as deemed dividends. For the 25,836,680 ordinary shares re-designated on May 22, 2014, a deemed dividend of $4,204,901 was recognized for the excess of the fair value of Series B Shares on the date of re-designation ($0.60 per share) and the fair value of the ordinary share ($0.44 per share). For the 12,918,340 ordinary shares re-designated on December 16, 2014, a deemed dividend of $1,550,200 was recognized for the excess of the fair value of Series B Shares on the date of re-designation ($1.04 per share) and the fair value of the ordinary share ($0.92 per share). For the shares re-designated on May 22, 2014, the subscription price of Series B Shares represented the best fair value estimate of the Series B Shares. For the shares re-designated on December 16, 2014, the fair value of the Preferred Shares was determined with the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The deemed dividends were subtracted from net income attributable to Jupai shareholders to arrive at net income attributable to ordinary shareholders for purpose of calculating earnings per share.

The key terms of the Preferred Shares are as follows:

Conversion

Each holder of Preferred Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares at any time. The initial conversion price is the issuance price of Series A Shares and Series B Shares respectively, subject to adjustment in the event of (1) stock splits, share combinations, share dividends and distribution, recapitalizations and similar events, and (2) issuance of new securities at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

The Preferred Shares will be automatically converted into ordinary shares at the then applicable conversion price upon (1) the closing of a Qualified Initial Public Offering (‘‘QIPO’’), or (2) the date specified by written consent or agreement of majority holders of Preferred Shares. A QIPO refers to a firm commitment underwritten registered public offering by the Company of its ordinary shares or by any other member of the Company of such member’s shares pursuant to a registration statement that is filed with and declared effective by the Governmental Authority in accordance with relevant securities laws of any jurisdiction on an internationally recognized stock exchange acceptable to the holders of Preferred Shares at a public offering price (prior to customary underwriters’ discounts and commissions) that values the Company at least RMB720,000,000 immediately prior to the closing of such offering and will bring gross offering proceeds to the Company, before deduction of underwriting discounts and registration expenses, of at least RMB50,000,000, all of which shall be calculated based on the offering price in such public offering and the total number of the Company’s shares immediately after such public offering on fully diluted basis.

The conversion option can only be settled by issuance of ordinary shares except that fractional shares may be settled in cash.

The Company has determined that there were no beneficial conversion feature (‘‘BCF’’) attributable to the Series A Shares and the Series B Shares issued on May 22, 2014, as the effective conversion price was greater than the fair value of the ordinary shares on the respective commitment date. For the Series B Shares re-designated from ordinary shares on December 16, 2014, a BCF of US$1,808,568 was recognized as deemed dividend for the excess of the fair value of ordinary shares (US$0.92 per share) over the effective conversion price (US$0.78 per share). Under U.S. GAAP, the BCF is initially recognized by allocating US$1,808,568 from mezzanine equity to additional paid-in capital. The resulted discount to mezzanine equity is amortized from the issuance date to the earliest conversion date as a deemed dividend by debiting to retained earnings, in the absence of retained earnings, to additional paid-in capital. As the Series B Shares are immediately convertible into ordinary shares on a 1:1 basis, and the Company did not have any retained earnings at issuance date, the amount was immediately fully amortized by debiting additional paid-in-capital. Consequently, the net impact on the consolidated balance sheet from recognizing the BCF is zero. The Company will reevaluate whether additional BCF is required to be recorded upon the modification to the effective conversion price of the Preferred Shares, if any.

Voting Rights

The Preferred Shareholders are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The Preferred Shareholders participate in dividends on an as-converted basis and must be paid prior to any payment on ordinary shares.

Redemption

Series B Shares:

At any time after four years from the Series B Shares closing date, or the date of the occurrence of a redemption event, or if any holder of Series A Shares elects to exercise its redemption right, any holder of Series B Shares may, at any time thereafter require that the Company redeem all or a portion of the Series B Shares by such holder at a redemption price per share equal to the sum of: (i) an amount equal to one hundred and thirty-six percent (136%) of the Series B Shares issue price (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions) for such share, and (ii) all dividends accrued and unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions).

Series A Shares:

At any time after five years from the Series A Shares closing date, or the date of the occurrence of a redemption event and if the holders of Series B Shares have elected to exercise redemption right, at the request of majority holders of Series A Shares, the Company shall redeem all or a portion Series A Shares at a redemption price per share equal to the sum of: (1) an amount equal to 136% of the Series B Issue Price (as Adjusted) for such share, and(2) all dividends accrued and unpaid with(as Adjusted) for the period from the Series A closing until the date of redemption.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Preferred Shares are entitled to receive, prior to any distribution to the holders of ordinary shares, an amount per share equal to 150% of issue price plus all accrued or declared but unpaid dividend (the ‘‘Preference Amount’’). Upon the issuance of Series B Shares, the Preference Amount has been revised to 100% of issue price plus accrued or declared but unpaid dividend for both Series A and Series B Shareholders. Series B Shares must receive their liquidation payments prior to any such payments being made on the Series A Shares. After the Preference Amount has been paid, any remaining funds or assets legally available for distribution shall be distributed pro rata among the Preferred Shareholders together with ordinary shares.

A liquidation event includes, (i) any merger, amalgamation or consolidation of any member of the Company Group with or into any person, or any other corporate reorganization, or any other transaction or series of transactions, as a result of which the shareholders of the Company immediately prior to such transaction or series of transactions will cease to own a majority of the equity securities or voting power of the surviving entity immediately following the consummation of such transaction or series of transactions; (ii) any sale of all or substantially all of the assets of the Company Group to a third party unaffiliated with any member of the Company Group; or (iii) the transfer (whether by merger, reorganization or other transaction) in which a majority of the outstanding voting power of the Company is transferred (excluding any sale of Shares by the Company for capital raising purposes); or (iv) any termination or modification of the Control Documents without the prior written consent of majority holders of Preferred Shares.

Because the Preferred Shares are automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after the closing date is contingent upon a QIPO not occurring in five years. Upon issuance, the Company determined that redemption was not probable due to the expected successful IPO within five years and therefore recorded the Preferred Shares at fair value and not accreted to the redemption value.

The Company deemed the modification of the terms of Series A Shares in connection with the issuance of Series B Shares to be a transfer of wealth between different classes of preferred shareholders with no resulting accounting consequence.

Upon the completion of the Group’s IPO on July 16, 2015, all Preferred Shares were converted into ordinary shares on a one-to-one basis. As of December 31, 2015, there were no preferred shares issued and outstanding.

18. Fair Value Measurement

As of December 31, 2014 and 2015, information about inputs into the fair value measurements of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	1,043,550	1,043,550	—	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	685,864	685,864	—	—
Available-for-sale investments:
Asset management plans	1,143,978	—	1,143,978	—
Real estate funds	499,289	—	499,289	—

Trading securities investments consist of an investment in a trust product that could be immediately redeemed. The investment is recorded at fair value on a recurring basis. The fair value is from an unadjusted quoted price in active market and therefore is classified as Level 1 measurement.

The Group believes the fair value of its financial instruments that are not reported at fair value; principally cash and cash equivalents, accounts receivable, other receivables, amount due from related parties, short-term held-to-maturity securities, customer borrowings, short-term entrusted investments, dividend payable and other current liabilities approximate their recorded values due to the short-term nature.

The Group’s long-term investments and long term entrusted investments consist of investment in long-term fixed income products. The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement. As of December 31, 2013, 2014 and 2015, information about inputs into the fair value measurements of the Company’s long-term financial instruments that are not reported at fair value on consolidated balance sheet is as follows:

			Fair Value Measurements at Reporting Date Using
	As of December 31, 2015		Quoted Prices in Active Markets	Significant Other	Significant Unobservable
Description	Carrying Value	Fair Value	for Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Long-term investment-held-to-maturity
Trust products	4,600,830	4,713,429	—	4,713,429	—
Asset management plans	792,561	799,914	—	799,914	—
Real estate funds	1,514,821	1,535,921	—	1,535,921	—

For private equity funds recorded at cost method, it is not practicable to estimate the fair value of the investment. Therefore, the Group did not disclose the fair value of the investment.

			Fair Value Measurements at Reporting Date Using
	As of December 31, 2014		Quoted Prices in Active Markets	Significant Other	Significant Unobservable
Description	Carrying Value	Fair Value	for Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)
Long-term investment:
Trust products	2,535,252	2,548,977	—	2,548,977	—
Asset management plans	3,332,299	3,753,255	—	3,753,255	—
Real estate funds	2,859,944	2,859,944	—	2,859,944	—
Long term entrusted investments	1,068,496	1,092,723	—	1,092,723	—

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2013, 2014 and 2015, except that: (1) the Group recorded an impairment loss of $131,165 for investment in affiliates for the year ended December 31, 2013 based on a subsequent offer price of $436,716 which is deemed as the estimated fair value, classified as a Level 2 fair value measurement; (2) the Group also recorded an impairment due to credit loss of $130,740 and $507,429 for a held-to-maturity investment in 2014 and 2015 upon the Group’s analysis on the collectability of this investment, and classified as a Level 2 fair value measurement.

19. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the CEO, Co-Chairman and Executive Chairman of the Board, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in a sole segment, which is value-added wealth management services.

Service Lines

Details of revenue by type of service are as follows:

	Year Ended December 31,
	2013	2014	2015
	$	$	$
One-time commissions	21,885,538	34,958,235	54,017,410
Related party	1,673,838	3,609,418	26,626,264
Third party	20,211,700	31,348,817	27,391,146
Recurring management fee	623,925	2,245,162	22,861,485
Related party	623,925	2,048,410	22,861,485
Third party	—	196,752	—
Recurring service fees	85,318	1,934,641	18,650,409
Related party	—	—	3,832,584
Third party	85,318	1,934,641	14,817,825
Total revenues	22,594,781	39,138,038	95,529,304

All of the Group’s revenues are derived from the PRC and Hong Kong. The Group’s long lived assets are located substantially in the PRC.

20. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Juxi	Affiliate of Shanghai Jupai
Hehui	Affiliate of Juzhou

During the years ended December 31, 2013, 2014 and 2015, significant related party transactions and balances were as follows:

a.             Revenue from Related Parties

	Years Ended December 31
	2013	2014	2015
	$	$	$
One-time commissions
Juxi	24,598	—	—
Hehui	—	1,381,902	—
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	—	209,979	4,929,386
Investees of Juzhou, a subsidiary of a VIE of the Company	1,649,240	2,017,537	14,634,690
Investees of Jupeng, a subsidiary of a VIE of the Company	—	—	856,851
Investees of Mingdu, a subsidiary of a VIE of the Company	—	—	55,267
Investees of Yidezeng, a subsidiary of a VIE of the Company	—	—	2,761
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	—	1,285,068
Investees of Yiju, a subsidiary of a VIE of the Company	—	—	4,862,241
Total one-time commissions	1,673,838	3,609,418	26,626,264
Recurring management fee
Investees of Juzhou, a subsidiary of a VIE of the Company	623,925	2,048,410	15,761,813
Investees of Jupeng, a subsidiary of a VIE of the Company	—	—	51,602
Investees of Mingdu, a subsidiary of a VIE of the Company	—	—	51,045
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	—	1,475,304
Investees of Yidezeng, a subsidiary of a VIE of the Company	—	—	148,685
Investees of Yidexin, a subsidiary of a VIE of the Company	—	—	65,061
Investees of Yidezhao, a subsidiary of a VIE of the Company	—	—	824,644
Investees of Yiju, a subsidiary of a VIE of the Company	—	—	4,483,331
Total recurring management fee	623,925	2,048,410	22,861,485
Recurring service fee
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	—	—	3,761,951
Investees of Affiliates of Yidezeng, a subsidiary of a VIE of the Company	—	—	70,633
Total recurring service fee			3,832,584
Total	2,297,763	5,657,828	53,320,333

b.             Amounts due from Related Parties

As of December 31, 2014 and 2015, amounts due from related parties were comprised of the following:

	As of December 31,
	2014	2015
	$	$
Hehui	425,494	—
Investees of Juzhou, a subsidiary of a VIE of the Company	1,964,431	3,593
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	—	390,402
Investees of Jupeng, a subsidiary of a VIE of the Company	—	208,482
Investees of Yidexin, a subsidiary of a VIE of the Company	—	65,962
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	909,055
Investees of Yidezeng, a subsidiary of a VIE of the Company	—	153,997
Investees of Yidezhao, a subsidiary of a VIE of the Company	—	104,718
Total amounts due from related parties	2,389,925	1,836,209

The amounts represent the service fee receivable as of December 31, 2015.

c.             Amount due to Related Parties

As of December 31, 2015, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2014	2015
	$	$
Investee of Affiliates of Juzhou, a subsidiary of a VIE of the Company		1,311,546
Investees of Juzhou, a subsidiary of a VIE of the Company	5,419,758	14,193,044
Investees of Jupeng, a subsidiary of a VIE of the Company		1,028,426
Investees of Yidezhen, a subsidiary of a VIE of the Company		1,067,085
Investees of Yidezeng, a subsidiary of a VIE of the Company		26,587
Total amounts due from related parties	5,419,758	17,626,688

The amounts represent recurring management fees and recurring service fees received from the investment fund managed or served by the Group in advance. The balance as of December 31, 2014 included $3,256,366 carried interest prepaid by an investee of Juzhou that were subject to clawback provisions. No additional prepaid carried interest was received in 2015.

d.    Amounts due to Related Party for Issuance of Ordinary Shares

In January 2016, the Group issued to SINA Hong Kong Limited (“SINA”) 2,880,000 ordinary shares, representing approximately 1.5% of the Group’s total outstanding share capital, at $1.83 per share, in a private placement. The aggregated transaction value of this private placement was $5.28 million, which has been received in advance at the end of December 31, 2015.

As of December 31, 2014 and 2015, amounts due to related party was as following:

	As of December 31,
	2014	2015
	$	$
Sina Hong Kong Limited		5,280,000

21. Commitments

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2015 were as follows:

Year Ended December 31	$
2016	5,018,795
2017	2,841,320
2018	1,091,209
2019	185,502
2020 and after	105,824
Total	9,242,650

Rental expenses were $1,566,911, $3,154,920 and $5,062,753 during the years ended December 31, 2013, 2014 and 2015, respectively.

Investment commitments

The Group was obligated to provide capital injection up to $7,760,492 to the following equity method investees as of December 31, 2015:

Year Ended December 31	$
Guojinwenying	1,427,144
Shanghai HuijuAsset Management Co., Ltd.	792,858
Shanghai Jingzhou Asset Management Co., Ltd.	285,429
Zipai	1,617,430
Shanghai Jufu Assets Management Co., Ltd.	777,001
Xinhao	777,001
Qianchang	745,286
Shanghai Zhouzhi Investment Management Co., Ltd.	634,286
Shanghai Zhoushi Asset Management Co., Ltd.	310,800
Hehui	233,100
Others	160,157
Total	7,760,492

22. Subsequent Events

In January 2016, the Group purchased 78% of the total equity interest of Yixun with a cash consideration of RMB 17,300,000 (USD2.7 million). Yixun is primarily engaged in the P2P internet lending business.

In January 2016, the Group issued to Julius Baer Investment Ltd. (“Julius Baer”) and SINA Hong Kong Limited (“SINA”) 9,591,000 and 2,880,000 ordinary shares, respectively, representing approximately 4.99% and 1.5% of the Group’s total outstanding share capital, respectively, at $1.83 per share, in a private placement.  The aggregate transaction value of this private placement was approximately $22.9 million.

In March 2016, the Group entered into a binding agreement to acquire approximately 71% of the equity interests in Runju from two of its existing shareholders, one of which is a related party of the Group. Runju primarily operates an online platform which facilitates the exchange of the ownership of debt and equity products. The total consideration for the acquisition is approximately RMB 90.5 million ($14.3 million). The Group prepaid RMB 77.6 million ($11.9 million) in December 2015. The completion of this transaction is subject to the satisfaction of certain closing conditions, including the completion of certain asset injections by the existing shareholders of Runju.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In U.S. dollars)

	As of December 31,
	2014	2015
	$	$
ASSETS
Cash and cash equivalents	2,703,602	27,650,164
Other current assets	78,236	202,100
Total current assets	2,781,838	27,852,264
Investment in subsidiaries and VIE	37,229,937	116,812,030
Loan to subsidiaries	6,551,423	29,951,525
Total Assets	46,563,198	174,615,819

LIABILITY
Other current liabilities	714,662	92,735

Amount due to related parties-non current	—	7,151,708
Total Liability	714,662	7,244,443

Mezzanine Equity
Series A convertible redeemable preferred shares ($0.0005 par value; 4,216,867shares authorized, 4,216,867 shares issued and outstanding as of December 31, 2014; Redemption value was $1,529,267 as of December 31, 2014; Liquidation value was $1,500,000 as of December 31, 2014)	1,500,000	—
Series B convertible redeemable preferred shares ($0.0005 par value; 51,673,360 shares authorized, issued and outstanding as of December 31 2014; Redemption value was $35,079,536 as of December 31, 2014; Liquidation value was 33,475,912 as of December 31, 2014)	36,794,634	—
Ordinary Shares ($0.0005 par value; 142,101,710 and 1,000,000,000 shares authorized, 61,244,980 and 179,586,759 shares issued and outstanding, as of December 31, 2014 and 2015, respectively)	30,622	89,794
Additional paid-in capital	6,794,536	146,283,019
Retained earnings	154,062	24,491,075
Accumulated other comprehensive income	574,682	(3,492,512)
Total shareholders’ equity	7,553,902	167,371,376

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLERS’ EQUITY	46,563,198	174,615,819

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$
Cost of revenues	—	(178,921)	(551,460)
Selling expenses	—	(761)	(2,031)
General and administrative expenses	—	(1,036,768)	(2,382,954)
Interest expense	(76)	(150)	—
Income before taxes and equity in affiliates	(76)	(1,216,600)	(2,936,445)
Income from equity in subsidiaries and VIE	9,155,141	15,588,900	27,273,458
Net income	9,155,065	14,372,300	24,337,013
Other comprehensive income	509,587	(52,575)	(4,067,194)
Comprehensive income attributable to Jupai shareholders	9,664,652	14,319,725	20,269,819

2014 Schedule I was restated to include the amounts attributable to the VIEs, which has resulted in an increase in investment in VIEs and additional paid-in capital by $6,295,780. This change has no effect on the Group’s consolidated financial statements or other disclosures in Schedule I.

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In U.S. dollars)

	Years ended December 31,
	2013	2014	2015
	$	$	$
Cash flows from operating activities:
Net income	9,155,065	14,372,300	24,337,013
Adjustment to reconcile net income to net cash provided by operating activities:
Share based compensation	—	498,756	2,520,565
Income from equity in subsidiaries and VIE	(9,155,141)	(15,588,900)	(27,273,458)
Changes in operating assets and liabilities:
Other current assets	—	—	(123,864)
Other current liabilities	76	714,586	(621,927)
Net cash used in operating activities	—	(3,258)	(1,161,671)

Cash flows from investing activities:
Loan to subsidiaries	(1,500,000)	(5,051,423)	(23,400,102)
Net cash used in investing activities	(1,500,000)	(5,051,423)	(23,400,102)

Cash flows from financing activities:
Proceeds from issuance of preferred share	1,500,000	7,786,519	—
Proceeds from issuance of new shares to SINA	—	—	5,280,000
Proceeds from IPO	—	—	49,950 ,000
Payment of IPO cost	—	(78,236)	(5,721,665)
Subscription receivable	—	50,000	—
Net cash provided by financing activities	1,500,000	7,758,283	49,508,335
Net increase in cash and cash equivalents	—	2,703,602	24,946,562
Cash and cash equivalents—beginning of year	—	—	2,703,602
Cash and cash equivalents—end of year	—	2,703,602	27,650,164

Non-cash investing and financing activities:
Series B convertible redeemable preferred shares issued by re-designation of ordinary shares	—	29,008,115	—
Acquisition of Scepter through share settlement	—	—	(56,375,829)
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	—	—	38,294,634

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Notes to Schedule I

1.              Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. For the parent company, the Company records its investments in subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIE” and the subsidiaries and VIE’s profit as “Income from equity in subsidiaries and VIE” on the Condensed Statements of Operations and Comprehensive Income.

2.              Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

3.              As of December 31, 2015, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.