Form 20-F
period 2016-12-31
Jupai Holdings Ltd
filed 2017-04-07
CIK 1616291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

Min Liu, Chief Financial Officer

Yinli Building, 8/F
788 Guangzhong Road
Jingan District
Shanghai 200072
People’s Republic of China
Phone: (86 21) 6026-9003
Email: maine.liu@jpinvestment.cn
Fax: (86 21) 6086-8856
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares, each representing six ordinary shares Ordinary shares, par value US$0.0005 per share*	New York Stock Exchange

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

193,720,706 ordinary shares as of December 31, 2016. (excluding 13,934,472 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan and 1,189,965 unvested restricted shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐  Yes   ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐  Yes   ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes   ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes   ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐  Yes   ☐ No

INTRODUCTION

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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet as of December 31, 2015 and 2016.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results for the years ended December 31, 2012, 2013, 2014 and 2015 have been recast into the new reporting currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.9430 to US$1.00, the noon buying rate for December 31, 2016 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On March 31, 2017, the noon buying rate set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System was RMB6.8832 to US$1.00.

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

ITEM 3. KEY INFORMATION

A.                                     Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations, comprehensive income and cash flows data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations, comprehensive income and cash flows data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

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

	For the Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	USD
Summary Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	52,354,786	125,662,898	204,497,122	266,182,435	415,295,453	59,814,987
Related-party revenues	—	14,225,910	34,558,013	336,254,013	716,130,680	103,144,272
Total revenues	52,354,786	139,888,808	239,055,135	602,436,448	1,131,426,133	162,959,259
Business taxes and related surcharges	(282,527)	(1,016,347)	(1,378,386)	(7,427,171)	(3,715,689)	(535,171)
Net revenues	52,072,259	138,872,461	237,676,749	595,009,277	1,127,710,444	162,424,088
Operating cost and expenses:
Cost of revenues	(2,284,878)	(22,926,199)	(65,094,587)	(235,943,955)	(477,034,912)	(68,707,318)
Selling expenses	(5,441,541)	(23,816,649)	(35,233,118)	(87,091,525)	(237,297,482)	(34,177,946)
General and administrative expenses	(12,188,626)	(27,309,878)	(42,813,000)	(91,777,836)	(155,958,876)	(22,462,750)
Other operating income — government subsidy	1,235,601	4,813,132	14,438,658	23,684,945	37,385,834	5,384,680
Total operating cost and expenses	(18,679,444)	(69,239,594)	(128,702,047)	(391,128,371)	(832,905,436)	(119,963,334)
Income from operations	33,392,815	69,632,867	108,974,702	203,880,906	294,805,008	42,460,754
Other income:
Realized exchange gain (loss)	—	—	—	2,095,199	(19,568)	(2,818)
Gain from deconsolidation of subsidiaries	—	—	623,560	—	—	—
Interest income	56,437	403,016	1,143,937	2,794,977	3,712,918	534,771
Investment income	2,031,627	6,764,375	12,544,293	19,076,015	12,619,887	1,817,642
Gain from disposal of investment in affiliates	—	—	—	2,330,001	—	—
Interest expense	—	(96,595)	(91,382)	—	—	—
Total other income	2,088,064	7,070,796	14,220,408	26,296,192	16,313,237	2,349,595
Income before taxes and income (loss) from equity in affiliates	35,480,879	76,703,663	123,195,110	230,177,098	311,118,245	44,810,349
Income tax expense	(9,622,655)	(19,829,671)	(34,310,731)	(67,246,490)	(82,612,132)	(11,898,622)
(Loss) gain from equity in affiliates	(768,664)	(841,335)	476,516	4,333,847	1,539,316	221,708
Net income	25,089,560	56,032,657	89,360,895	167,264,455	230,045,429	33,133,435
Net loss (income) attributable to non-controlling interests	434	648,181	(1,574,887)	(13,787,949)	(22,461,561)	(3,235,138)
Net income attributable to Jupai shareholders	25,089,994	56,680,838	87,786,008	153,476,506	207,583,868	29,898,297
Deemed dividend on Series B convertible redeemable preferred shares	—	—	(46,198,890)	—	—	—
Net income attributable to ordinary shareholders	25,089,994	56,680,838	41,587,118	153,476,506	207,583,868	29,898,297
Net income per share:
Basic	0.25	0.56	0.36	1.06	1.08	0.16
Diluted	0.25	0.56	0.36	1.01	1.03	0.15
Weighted average number of shares used in computation:
Basic	100,000,000	100,000,000	83,683,960	114,124,300	192,674,014	192,674,014
Diluted	100,000,000	100,866,480	114,445,361	119,598,947	200,765,917	200,765,917

The following table presents a summary of our consolidated balance sheet data as of December 31, 2012, 2013, 2014, 2015 and 2016:

	As of December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	USD
Summary of Consolidated Balance Sheet Data:
Cash and cash equivalents	6,031,534	32,577,822	193,098,712	795,497,163	1,123,166,156	161,769,575
Short-term investments	12,083,949	30,785,443	65,236,935	72,446,602	25,210,000	3,630,995
Total current assets	73,396,192	157,761,135	327,609,547	993,964,105	1,481,432,963	213,370,728
Goodwill	—	—	—	259,714,506	277,752,765	40,004,719
Advanced payment for acquisition	—	—	—	94,888,600	77,560,000	11,170,964
Investment in affiliates	3,471,337	10,620,000	13,980,000	34,732,868	85,830,444	12,362,155
Total assets	94,775,648	198,480,537	411,893,528	1,569,402,314	2,128,054,419	306,503,589
Total current liabilities	14,789,882	46,797,006	119,101,678	377,516,287	482,937,736	69,557,503
Total liabilities	18,462,449	53,111,321	126,878,719	465,133,224	579,783,669	83,506,218
Total liabilities, mezzanine equity and equity	94,775,648	198,480,537	411,893,528	1,569,402,314	2,128,054,419	306,503,589

The following table presents a summary of our consolidated cash flows data for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016	2016
	RMB	RMB	RMB	RMB	RMB	USD
Summary of Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	9,879,989	105,515,396	149,448,775	369,053,507	188,263,729	27,115,620
Net cash provided by (used in) investing activities	(34,528,722)	(92,293,897)	(36,776,769)	(75,307,251)	1,878,091	270,502
Net cash provided by (used in) financing activities	30,628,613	12,956,595	47,730,387	293,994,196	114,406,429	16,477,953
Effect of exchange rate changes	13,691	368,193	118,497	14,657,999	23,120,744	3,330,077
Net increase in cash and cash equivalents	5,993,571	26,546,288	160,520,890	602,398,451	327,668,993	47,194,152
Cash and cash equivalents at beginning of period	37,963	6,031,534	32,577,822	193,098,712	795,497,163	114,575,423
Cash and cash equivalents at end of period	6,031,534	32,577,822	193,098,712	795,497,163	1,123,166,156	161,769,575

Exchange Rate Information

For your convenience, this annual report contains translations of some Renminbi to U.S. dollar amounts for 2016 at a rate of RMB6.9430 to US$1.00, which was the certified exchange rate in effect as of December 30, 2016 published by the Board of Directors of the Federal Reserve System. The certified exchange rate on March 31, 2017 was RMB6.8832 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between Renminbi and U.S. dollars for the periods indicated. The exchange rates refer to the exchange rates as set forth in the H.10 statistical release of the Board of Directors of the Federal Reserve System. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2012	6.2301	6.2981	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.8687	6.9132

(1)         Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

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

We have a limited operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We have also started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. Our net revenues increased from RMB237.7 million in 2014 to RMB595.0 million in 2015 and to RMB1.1 billion in 2016. However, our historical growth rate may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

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

We also rely on the skills, experience and efforts of our experienced service professionals, including our wealth management product advisors, client managers and product development personnel. Our wealth management product advisors and client managers mainly recommend wealth management products. Our asset management personnel also design our self-developed products. The investment performance of products distributed or managed by us and the retention of our clients are partly dependent upon the strategies carried out and performance by our talents. The market for these talents is extremely competitive. The turnover rate of our wealth management product advisors, client managers and product development personnel for 2014, 2015 and 2016 is approximately 33%, 34% and 37%, respectively. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially and adversely impacted.

Our acquisition of or investment in complementary businesses and assets as well as formation of strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. In July 2015, we acquired Scepter Pacific. In 2016, we acquired UP Capital Management Limited, Non-Linear Investment Management Limited and Jiangsu Kangan Insurance Brokers Co. Ltd. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended. For example, we have not yet completed our proposed acquisition of Shanghai Runju Financial Information Services Co. Ltd, or Runju, a company primarily operates an online platform which facilitates the transfer of debt and equity securities, because the acquisition is still pending for assessment by management. See also “Item 4. information on the Company—C. History and Development of the Company.” Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Our failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the products that we distribute involve real estate or related assets, and this concentration is predominantly among the fixed income products that we distribute. In 2014, 2015 and 2016, the total value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 73%, 68% and 73%, respectively, of the total transaction value of all fixed income products we distributed in 2014, 2015 and 2016. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

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

A drop in the investment performance for products distributed or managed by us, a decline in the value of the assets under our management or any decrease in our other services could negatively impact our revenues and profitability.

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

In 2016, we cooperated with some peer firms in the asset management industry. We charged those firms consulting service fees for our services. Depending on the availability of products suitable, we may not continue this line of services in the future. Furthermore, we negotiate our service fees with our counterparts on a deal-by-deal basis, adding to the level of uncertainty in our revenues from this business.

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

As of December 31, 2016, we derived our revenues from 79 client centers in 43 affluent cities in China, such as Shanghai, Beijing, Hangzhou and Shenzhen. In 2016, approximately 46% of our total revenues were derived from Shanghai and Hangzhou alone. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

We have not been subject to legal or administrative proceedings or third-party allegations historically which were likely to have had a material adverse effect on our business, financial condition or results of operations. We have been, and may from time to time in the future become, a party to such proceedings or claims arising in the ordinary course of our business. Any lawsuit or allegation against us, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation, distract our management from day-to-day operations and cause us to incur significant expenses in the defense of such matters. A substantial judgment, award, settlement, fine, or penalty may generate negative publicity against us and could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period. This risk may be heightened during periods when credit, equity or other financial markets are volatile, or when clients or investors are experiencing losses.

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

Before August 2014, Shanghai Jupai held 48% equity in Yibairun Investment Consulting (Beijing) Co., Ltd., or Yibairun, which operates the website of 100run.com. 100run.com displays information on trust and asset management plans and private equity fund products online, and its clients can invest in such products through the website with a relatively low minimum investment amount. We used to engage Yibairun in the distribution of certain asset management plans, but we did not generate any profit from 100run.com. In August 2014, we sold our entire holding in Yibairun to a third-party individual but we may in the future acquire Yibairun or similar platforms again. The aggregate value of wealth management products we distributed through 100run.com amounted to RMB1.9 billion and RMB4.5 billion in 2015 and 2016, respectively. Regulatory oversight of the business model of Yibairun and similar platforms is currently unclear. If PRC regulatory authorities deem its operations illegal and order Yibairun to cease operations, or promulgate new rules and impose restrictions on the operations of Yibairun, we may no longer be able to distribute products through 100run.com, and our reputation in the investor community may be adversely affected by our historical affiliation with it. If we acquire Yibairun again in the future or other similar platforms to distribute wealth management products, or complete our acquisition of Runju, we may also be subject to greater regulatory oversight due to our ownership of those companies.

We are required to register our client centers outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. We have 79 client centers in 43 cities across China as of December 31, 2016. As of February 28, 2017, 34 of these client centers in their relevant cities have not been registered as branch offices and the net revenues attributable to these centers, in the aggregate, accounted for 5.1%, 9.5% and 9.7% of our net revenues in 2014, 2015 and 2016, respectively. We are in the process of applying for the registration of these client centers and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of February 28, 2017, Mr. Tianxiang Hu, our co-chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 50.4% of our share capital. As a result of this high level of shareholding, Mr. Hu and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Also, SINA holds 11.3% of our total outstanding shares as of February 28, 2017. Our principal shareholders  may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of February 28, 2017, options to purchase 15,642,600 ordinary shares and 7,428,548 restricted shares have been granted, and options to purchase 13,982,343 ordinary shares and 6,375,081 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

In 2014, 2015 and 2016, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 11%, 40% and 65% of our total net revenues. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai and Shanghai E-Cheng. These individuals may have conflicts of interest with us. Shanghai Jupai is approximately 67.7% owned by Mr. Tianxiang Hu, our co-chairman of the board of directors and chief executive officer and 10% owned by Dr. Weishi Yao. Conflicts of interest may arise between the roles of Mr. Hu and Dr. Yao as shareholders, directors and officers of our company and as shareholders, directors and officers of our VIEs. We rely on these individuals to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duties to our company that requires them to act in good faith and in the best interest of our company and not to use their positions for personal gains. On the other hand, PRC laws also provide that a director or an executive officer owes a fiduciary duty to the company he or she directs or manages. Shanghai E-Cheng is 50.0% owned by Zuyu Ding and 50.0% owned by Weijie Ma. Mr. Ding and Mr. Ma are both employees of E-House and there are potentially conflicts of interests between the roles of Mr. Ding and Mr. Ma as nominee shareholders of Shanghai E-Cheng and as employees of E-House. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their respective shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of its respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

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

The reporting currency of our company is Renminbi. Substantially all of our sales contracts, costs and expenses were denominated in Renminbi, while our dividend payments are denominated in U.S. dollars. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. Any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi. Conversely, if we decide to convert Renminbi into U.S. dollars for the purposes of making payments for dividends on our ordinary shares or ADSs, or strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

Any loans by us to our PRC subsidiary, which is treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be filed with or approved by the MOFCOM or its local counterpart. We may also extend loans to our consolidated entities, which are treated as PRC domestic companies under PRC law, and loans with a term more than one year must be approved by the National Development and Reform Commission, or the NDRC, and must also be registered with the SAFE or its local branches, loans with term less than one year must be approved by the SAFE or its local branches.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated entities or with respect to future capital contributions by us to our PRC subsidiary. Our failure to complete such registrations or obtain such approvals may negatively affect our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund operations of our PRC operating entities, Shanghai Juxiang and Shanghai Jupai, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion (US$1.4 billion) and at least two of these operators each had a turnover of more than RMB400.0 million (US$57.6 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion (US$0.3 billion), and at least two of these operators each had a turnover of more than RMB400.0 million (US$57.6 million) within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the wealth management or asset management business requires security review.

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

Our VIE, Shanghai Jupai, was granted certain governmental subsidies and tax preferences in the last two years and these subsidies and tax preferences remain effective as of February 28, 2017. Pursuant to the letter agreement that we entered into with the local county government in January 2013, the local county government agreed to provide us subsidies based on the value-added tax, business tax and enterprise income tax for three years until January 2019. For example, for the year ended December 31, 2014, 2015 and 2016, we received subsidies based on value-added tax, business tax, and enterprise income tax. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by Shanghai Juxiang and Shanghai Jupai. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

We may be deemed as a provider of value-added communication services due to ownership of some of our websites.  The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

Pursuant to the PRC Enterprise Income Tax Law and its amendment, or the EIT Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive, directly or indirectly, from our wholly foreign-owned PRC subsidiary. Since there is currently no such tax treaty between China and the Cayman Islands, dividends we directly receive from our wholly foreign-owned PRC subsidiary will generally be subject to a 10% withholding tax.

In addition, under the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Jupai HongKong Investment Limited, or Jupai HK, and Scepter Holdings Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang and Shanghai Baoyi, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Jupai HK or Scepter Holdings Limited is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiary directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Tax — Dividend Withholding Tax”.

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Tax — PRC Enterprise Income Tax.” We do not believe that we or any of our respective subsidiaries outside of China would be a PRC resident enterprise as of February 28, 2017. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the PRC authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB.

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

The trading price of our ADSs has ranged from US$7.49 to US$10.18 per ADS in 2016. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

•                  sales of additional equity securities; and

•                  potential litigation, regulatory investigations or regulatory developments that are perceived to be adverse to our business.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

From time to time, shareholders of public companies bring securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of the later provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice with respect to the shareholder approval requirement in respect of the establishment or material revision of an equity-compensation plan and the requirements of the NYSE corporate governance listing standards that our compensation committee and nominating and corporate governance committee each be composed of independent directors. Our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of February 28, 2017, based on a review of our register of shareholders, we had 193,720,706 ordinary shares outstanding (excluding 13,934,472 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan and 1,189,965 unvested restricted shares). Among these shares, 64,782,906 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Although we declared dividend on our ordinary shares in February 2017, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstance may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return or your investment in our ADSs and you may even lose your entire investment in our ADSs.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

As of February 28, 2017, our executive officers and directors, together with our shareholders existing before our initial public offering, beneficially own approximately 141,344,645 ordinary shares, or 71.2% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the latter provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have adopted policies regarding internal controls and disclosure controls and procedures and incurred substantially higher costs to obtain the same or similar coverage of directors and officers liability insurance. In addition, as a public company, we have incurred additional costs associated with our public company reporting requirements and additional costs to have qualified persons to serve on our board of directors or as executive officers.

There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016, and we will very likely be a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation — United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different (and generally less adverse than) the general tax treatment for PFICs. For more information see “Item 10. Additional Information—E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules.”

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

In March 2016, we acquired 34% equity interest in and 70% earning distribution right of UP Capital Management Limited, which directly holds 100% equity interest in Juhui Financial Securities Limited, a Hong Kong entity holding the required license to provide financial services to the high-net-worth clients in China and Hong Kong.

In March 2016, we entered into a binding agreement to acquire approximately 71% of equity interests in Runju, a company primarily operates an online platform which facilitates the transfer of debt and equity securities, from Shanghai Kushuo Information Technology Limited and an individual shareholder. The acquisition is still pending for further assessment by management. Shanghai Kushuo Information Technology Limited is a subsidiary of E-House.

In May 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited which directly holds 100% equity interest in Jucheng Insurance Broker Ltd., a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong.

In September 2016, we acquired 100% equity interest in Jiangsu Kangan Insurance Brokers Co. Ltd, a PRC entity holding the required license to provide the insurance brokerage services in China.

In connection with our acquisition of UP Capital Management Limited and Non-Linear Investment Management Limited in 2016, we also opened our Hong Kong office in May 2016 for purpose of expansion of our overseas business.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million (US$0.5 million). With our network of 79 client centers in 43 economically vibrant cities as of December 31, 2016, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in China. Our high-net-worth client base has grown significantly since our inception. During 2014, 2015 and 2016, we had 4,678, 8,572 and 10,218 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately eight years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2014, 2015 and 2016, approximately 41.8%, 52.1% and 55.6% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention ability despite the fast expansion of our client base.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2016, we sourced third-party products from eight domestic and seven overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2014, 2015 and 2016, the aggregate value of wealth management products we distributed reached RMB13.3 billion, RMB28.4 billion and RMB45.3 billion, respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services, which we started in 2013, in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2016, the amount of total assets under our sole or shared management was RMB36.1 billion, compared to RMB12.5 billion as of December 31, 2015. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

We generate our revenues in connection with our wealth management product related services from one-time commissions and recurring service fees paid by third-party product providers, corporate borrowers and our own clients. The one-time commissions are calculated based on the value of wealth management products we distribute to our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products and fund products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product advisory services accounted for substantially all of our revenues. We also started to generate asset management services revenues in 2013 from one-time commissions for our fund formation services and from recurring management fees for managing the funds. These fees are typically computed as a percentage of the capital contribution in the funds. We expect the recurring management fees to also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. In 2016, we cooperated with some peer firms in the asset management industry. We charged those firms consulting service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services.

We have experienced substantial growth in recent years. Our net revenues increased significantly from RMB237.7 million in 2014 to RMB595.0 million in 2015 and to RMB1.1 billion in 2016. The net income attributable to our shareholders increased significantly from RMB87.8 million in 2014 to RMB153.5 million in 2015 and RMB207.6 million in 2016.  Our net revenues in 2016 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB633.2 million, RMB260.6 million, RMB123.2 million and RMB110.7 million, respectively.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. During 2014, 2015 and 2016, we provided wealth management product advisory services to 4,678, 8,572 and 10,218 active clients, respectively. In 2014, 2015 and 2016, the aggregate value of wealth management products we distributed reached RMB13.3 billion, RMB28.4 billion and RMB45.3 billion, respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2014, 2015 and 2016, approximately 41.8%, 52.1% and 55.6% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention abilities despite the fast expansion of our client base.

Our client service model

We operate under a proven and cost-efficient client service model, which features a team approach that covers the full service cycle for each client, as illustrated by the diagram below. A typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact and facilitates the execution of transactions with our clients, and each wealth management product advisor is supported by several client managers and a centralized client care unit. The client managers are tasked with sourcing potential clients and introducing our services to them. The client managers leverage various resources in performing their task, including their social connections and referrals from existing clients. Assisted by these client managers, our wealth management product advisors meet individually with potential clients to assess their risk profile, understand their financial objectives and craft tailored wealth management plans for them. We have a vast array of investment products for our wealth management product advisors and clients to choose from in order to develop tailored portfolios. To sustain and further improve our service quality, we also have a centralized client care unit dedicated to the ongoing maintenance of client relationships and collection of client feedback. Members of the client care unit communicate with our clients on a regular basis to evaluate their level of satisfaction and to explore the need for further services. This integrated client service model facilitates new client development, ensures quality and consistent professional services and promotes long-term relationships with our existing clients.

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

Our coverage network

With our network of 79 client centers in 43 economically vibrant cities as of December 31, 2016, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2016, we operated 12 client centers in Shanghai, five client centers in Hangzhou, four client centers in Suzhou and Qingdao, three client centers in each of Beijing, Xiamen, Chengdu, Tianjin and Nanjing, two client centers in each of Guangzhou, Shenzhen, Wuxi, Chongqing and Ningbo and one client center in 29 other cities in China.

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

The table below lists the funds under our management invested in each product category as of December 31, 2016.

Product Categories (Total Asset under Management: RMB36.1 billion)	%(1)
PE/VC Funds	41%
Real Estate Fixed Income Products	47%
Public Market Funds	8%
Other Fixed Income Products	3%
Others	1%

(1) The sum of the following percentages do not necessarily equal 100% due to rounding.

Other services

In 2016, we cooperated with some peer firms in the asset management industry. We provide consulting services to them and charge them service fees determined on a case-by-case basis. In addition, we work closely with reputable insurance companies or brokerage firms to distribute insurance products to China’s high-net-worth population, including basic coverage policies and annuities, as well as products that come with investment attributes. With our competitive real estate background, we often work closely with developers to structure new products, offering advice on financial as well as commercial terms and serving an advisory role in financing activities.

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2016, we sourced products from eight domestic and seven overseas product providers for recommendation to our clients. In terms of value, the distribution of a majority of products that we distributed were made on an exclusive basis since 2013. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

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

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 73%, 68% and 73% of the total transaction value of all fixed income products we distributed in 2014, 2015 and 2016, respectively. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In the period from 2014 to 2016, 9.8%, 18.2% and 26.4% of the amount of the real estate development-related products we distributed were to fund projects in Suzhou, Beijing, Xi’an and Shanghai, respectively. Almost all those products are secured by land use rights and/or security interest over the equity interest of the project company, which has legal title to the constructed buildings before they are sold.

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

Twenty four of the products that we distributed were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB4.30 billion as of December 31, 2016. None of these products, if redeemed, will require a refund of the applicable fees we collected.

The table below lists our top 10 products in 2016 based on the fund raising size of the relevant product:

Product	Product type	Fund Raising Size (RMB in million)
Product I	Real estate project financing	2,558.3
Product II	Private equity	1,969.9
Product III	Real estate project financing	1,419.4
Product IV	Private equity	1,177.3
Product V	Real estate project financing	1,092.6
Product VI	Real estate project financing	996.9
Product VII	Real estate project financing	994.3
Product VIII	Private equity	881.1
Product IX	Real estate project financing	798.2
Product X	Real estate project financing	795.4

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2016, the team was comprised of 231 people. We started to develop products in-house in 2013. In terms of value, approximately RMB6.6 billion, RMB22.7 billion and RMB37.8 billion of the products that we distributed in 2014, 2015 and 2016, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Product Selection, Risk Management and Compliance Control

We draw on in-house and external expertise and follow strictly implemented procedures to carefully screen each product we distribute from legal and commercial perspectives. Specialists from our product development, finance and legal departments perform rigorous due diligence on each product candidate. Each product candidate is evaluated from multiple aspects including potential financial performance, corporate structure and history of the sponsor qualifications of the investment manager and legal, tax and employment matters. In particular, we stress the importance of product compliance with applicable PRC laws, rules and regulations. A team of our legal staff carefully reviews the registration or approval documents and registration or filing requirement that are applicable to each product to confirm regulatory compliance. When necessary, we engage external professionals to avail ourselves of their expertise in various specialized areas.

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

Offline Marketing Activities.     In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as monthly product roadshows in cities across China and one-on-one wealth management salons. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In addition, we also co-host investment and wealth management-related interviews and talk shows with CBN, an influential finance-themed media platform in China, and publish articles and proprietary research reports in major business and finance magazines and newspapers in China. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors. In August 2016, we also organized our first group of members to attend the investment seminar hosted by the Warton Business School in the United States.

Online Marketing Activities.     To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as Weixin and Weibo, through which we introduce basic products and services information, market research and updates to our members.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including a Microsoft OA system that integrates our internal information flow and data management to help us operate efficiently, and our client relationship management, or CRM, system that is supported by the Microsoft OA system to help us collect and analyze our clients’ individualized transaction information to provide tailored services, and “Jupai Online,” a mobile application that integrates our online system in assisting our client managers to provide services on the mobile platform for our clients. We are in the process of upgrading our system and IT infrastructure to further enhance our client service and product management capabilities.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have one registered trademark in China and seven registered domain names, jpinvestment.cn, 51touzi.cn, Jp-fund.com and toushenme18.com The registrant of Jp-fund.com is Yumao, and the registrant of jpinvestment.cn, 51touzi.cn and toushenme18.com is the Beijing branch of Shanghai Jupai. We also have three registered copyrights in China.

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

Regulations on P2P Lending Business

The PRC government has not promulgated any particular rules, laws or regulations to specially regulate the online peer-to-peer, or P2P, lending services industry. However, there are certain rules, laws and regulations relevant or applicable to the online P2P lending services industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

As a type of contract, the loan agreements in the P2P lending business must meet the requirements of the PRC Contract Law as well as the relevant Supreme People’s Court’s guidance regarding contract formation, validity, performance, enforcement and assignment of contracts. In addition, under the PRC Contract Law and the guidance issued by the Supreme People’s Court in August 2015 on Certain Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, a contractual interest rate of above 36% per annum will not be enforceable while the enforceability of interest rates between 24% to 36% depends on the facts of the case.

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

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (“P2P Measures”), pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. P2P measures provide that none of internet lending information intermediary may engage in or be entrusted to engage in any of the following activities: (1) financing for its own projects, or doing so in a disguised form; (2) accepting or collecting lenders’ funds, directly or indirectly; (3) offering guarantees to lenders or promise guaranteed returns, directly or disguisedly; (4) promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones; (5) granting loans, unless otherwise provided by laws and regulations; (6) dividing the term of financing projects; (7) selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ assets management products, funds, insurance or trust products, or other financial products on behalf of others; (8) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (9) mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending; (10) fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers; (11) providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives; (12) providing equity crowdfunding services; and (13) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans. P2P Measures also stipulate that an internet lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single internet lending information intermediary and from all internet lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total from all platforms. The loan balance upper limit for a legal person or other organizations shall be not more than RMB 1 million borrowed from a single internet lending information intermediary platform and not more than RMB 5 million in total from all platforms.

We may carry out P2P lending business in the future or distribute wealth management product that is a P2P company and thus may be subject to the relevant rules, policies of or supervision from competent governmental authorities.  A P2P lending business must operate only as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, provide any guarantee or illegally raise any funds from the general public.

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

Our PRC subsidiary is also not allowed to engage in insurance brokerage businesses. Therefore, our insurance brokerage related business is carried out principally through Jupai HK and our consolidated entities. In 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited, a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong, and 100% equity interest in Jiangsu Kangan Insurance Brokers Co. Ltd, a PRC entity holding the required license to provide the insurance brokerage services in China, and we plan to engage in the insurance brokerage businesses in the PRC relying on licenses held by these consolidated entities.

E-House Capital relies on similar contractual arrangements with Scepter Pacific’s variable interest entities in China to conduct its asset management services. Although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China, in practice, when acting as the general partner of various funds, Scepter Pacific may also need to invest in projects or funds as a limited partner at the same time. Some targeted projects, such as high-end hotel and office building rental projects, are in prohibited or restricted categories for foreign investment. Therefore, E-House Capital to provide asset management services through contractual arrangements between Scepter Pacific’s wholly-owned PRC subsidiary and its variable interest entities in China.

Other than those disclosed above, we are not aware of any other PRC legal restriction or prohibition for foreign investment in the business activities that we and E-House Capital engage in.

In the opinion of AllBright Law Offices, our PRC legal counsel:

•                  the ownership structures of Shanghai Jupai, Shanghai Juxiang, and Jupai, as described in “A. History and Development of the Company,” are in compliance with all existing PRC laws and regulations,

•                  the contractual arrangements governed by PRC laws among Shanghai Juxiang, Shanghai Jupai and its shareholders establishing the corporate structure for our wealth management and asset management businesses are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements governed by PRC laws among Shanghai Baoyi, Shanghai E-Cheng and its shareholders establishing the corporate structure for E-House Capital’s asset management service business are valid, binding and enforceable, and will not result in a violation of PRC laws or regulations currently in effect.

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

PRC VAT and Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Value-Added Tax, or the VAT Regulation, which was amended on November 10, 2008, any entity or individual engaged in the sales of goods, provision of specified services and importation of goods into China is generally required to pay a VAT, at the rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by such entity.

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

On December 16, 2013, the State Administration of Taxation issued the Announcement on Matters concerning the Determination of the Qualification of General VAT Taxpayers under the Pilot Program of Replacing Business Tax with VAT, or the VAT Announcement, which became effective on January 1, 2014. According to the VAT Announcement, a pilot taxpayer who has been determined as a general VAT taxpayer before the implementation of the pilot program and concurrently provides taxable services is not required to apply for the qualification again. The competent tax authority shall prepare and deliver the Notice of Tax-Related Matters and inform the taxpayer. A pilot taxpayer with annual sales amount of taxable services above RMB5.0 million before the implementation of the pilot program of VAT in lieu of business tax shall go through the formalities for the qualification of a general VAT taxpayer with the competent tax authority under the State Administration of Taxation.

On March 23, 2016, Ministry of Finance and State Administration of Taxation promulgated the Notice of the Ministry of Finance and the State Administration of Taxation on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, which became effective on May 1, 2016. According to such Notice, the pilot scheme on levying value-added tax in place of business tax shall be launched nation-wide, all business tax taxpayers in the construction industry, real estate industry, financial industry, living services etc shall be included in the scope of the pilot scheme, and subject to value-added tax instead of business tax.

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

Hong Kong Income tax

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

On June 9, 2016, SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (“Circular 16”), which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to RMB on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that RMB converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purpose beyond its business scope or prohibited by PRC Laws or regulations, while such converted RMB shall not be provide as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementation, it is uncertain how these rules will be interpreted and implemented.

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

In addition, General Rule of Civil Law promulgated on March 15, 2017, to be effective on October 1, 2017, expressly provides that natural persons enjoy the right of privacy.

We will be subject to the ICP regulation and other privacy regulation if and when we begin to sell mutual fund products online.

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure as of February 28, 2017:

Jupai Holdings Limited (Cayman)
100%
Jupai Investment Limited (BVI)
100%
Jupai Investment International Limited (BVI)
100%
Scepter Pacific Limited (BVI)
Jupai Asset Management Limited (BVI)
100%
Jupai Asset Management Inc. (Cayman)
100%
Jupai Hongkong Investment Limited (HK)
100%
Scepter Holdings Limited (HK)
100%
100%
100%
Shanghai Juxiang Investment Management Consulting Co., Ltd
Baoyi Investment Consulting (Shanghai) Co., Ltd
100%
Shanghai Jupai Investment Group Co., Ltd(1)
Shanghai Juxiao Internet Financial Information Service Co., Ltd
Shanghai E-Cheng Asset Management Co., Ltd(9)
99%
100%
85%
80%
90%
51%
85%
80%
100%
100%
60%
62%
Shanghai Jupai Yumao Fund Sales Co., Ltd
Juzhou Asset Management (Shanghai) Co., Ltd(2)
Shanghai Jinyong Investment Management Co., Ltd(3)
Shanghai Mingxun Investment Co., Ltd(4)
Shanghai Jupai Zhanhe Investment Co., Ltd(5)
Shanghai Yuao Investment Management Co., Ltd(6)
Shanghai Juyingjing Asset Management Co., Ltd(7)
Shanghai Yidexin Equity Investment Management Co., Ltd
Shanghai Yubo Investment Management Co., Ltd
Shanghai Yidezeng Equity Investment Center
Shanghai Yidezhen Equity Investment Center
Shanghai Baoyixuan Investment Center
15 Asset Management Companies(8)
40%
38%
1%
Direct Ownership
Contractual arrangements

Notes:

(1)         Shanghai Jupai is one of our VIEs. Each of Mr. Tianxiang Hu, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang, holds 67.7%, 10%, 8.3%, 8% and 6% of equity interests in Shanghai Jupai, respectively. Among those shareholders, Dr. Yao ceased his employment with us as of February 27, 2017.

(2)         The remaining 15% of the equity interest is owned by a third party unrelated to us.

(3)         The remaining 15% of the equity interest is owned by Mr. Liang Li, our chief operating officer and 5% of the equity interest is owned by an employee.

(4)         The remaining 10% of the equity interest is owned by Mr. Liang Li, our chief operating officer.

(5)         The remaining 49% of the equity interest is owned by a third party unrelated to us.

(6)         The remaining 15% of the equity interest is owned by Mr. Liang Li, our chief operating officer.

(7)         The remaining 20% of the equity interest is owned by a third party unrelated to us.

(8)         Shanghai Juzhou owns equity interests in 15 asset management companies. Among the 15 companies, Shanghai Yiju Asset Management Co., Ltd, or Shanghai Yiju, is owned by Shanghai Juzhou and Yidezhao.

(9)         Shanghai E-Cheng is one of our VIEs. Each of Mr. Zuyu Ding and Mr. Weijie Ma holds 50% equity interest in Shanghai E-Cheng. Messrs. Ding and Ma are both employees of E-House.

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

D.                                    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 13,130 square meters in Shanghai, China. As of December 31, 2016, we have in aggregate 79 client centers in Shanghai, Beijing, Hangzhou, Shenzhen, Suzhou, Chengdu, Tianjin, Ningbo, Nanjing, Xiamen, Wuhan, Chongqing, Nantong, Guangzhou, Qingdao, Shenyang, Changzhou, Qidong, Cixi, Fuzhou, Ha’erbin, Jiaxing, Quanzhou, Taiyuan, Wenzhou, Wuxi, Xi’an, Yiwu and other 15 cities. We lease our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we plan to renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term
Shanghai premises	Starting : from January 2014 to April 2017 Expiring : from May 2017 to April 2022
Beijing premises	Starting : from April 2016 to January 2017 Expiring : from May 2017 to December 2019
Hangzhou premises	Starting : from July 2015 to November 2016 Expiring : from July 2017 to November 2019
Suzhou premises	Starting : from August 2014 to January 2017 Expiring : from August 2017 to December 2017
Tianjin premises	Starting : from August 2015 to July 2016 Expiring : from October 2017 to June 2019
Xiamen premise	Starting : from March 2014 to March 2016 Expiring : from January 2018 to March 2018
Shenzhen premise	Starting : from February 2016 to May 2016 Expiring : from February 2018 to May 2018
Chengdu premise	Starting : from July 2015 to January 2016 Expiring : from July 2018 to January 2019
Nanjing premise	Starting : from April 2016 to September 2016 Expiring : from April 2018 to September 2019
Chongqing premise	Starting : from June 2014 to May 2016 Expiring : from May 2017 to April 2019
Guangzhou premise	Starting : from February 2016 to July 2016 Expiring : from February 2018 to July 2019
Qidong premise	Starting : from January 2015 to November 2016 Expiring : from December 2017 to October 2019
Qingdao premise	Starting : from January 2015 to May 2016 Expiring : from January 2018 to April 2019
Wuxi premise	Starting : from July 2015 to December 2015 Expiring: from Julyl 2018 to December 2018
Ningbo premise	January 2017 to January 2020
Wuhan premise	June 2014 to May 2017
Nantong premise	December 2014 to December 2017
Shenyang premise	May 2015 to May 2017
Changzhou premise	January 2015 to January 2018
Fuzhou premise	June 2015 to June 2020
Ha’erbin premise	November 2016 to May 2017
Jiaxing premise	April 2015 to April 2020
Quanzhou premise	November 2015 to November 2020
Taiyuan premise	June 2015 to May 2018
Wenzhou premise	May 2015 to May 2018
Xi’an premise	November 2016 to November 2017
Yiwu premise	June 2015 to June 2018
Cixi premise	December 2015 to December 2018
Jiangyin premise	January 2016 to February 2019
Zhenghzou premise	February 2016 to January 2019
Hefei premise	January 2016 to January 2019
Zhoushan premise	February 2016 to February 2019
Dalian premise	April 2016 to April 2019
Changshu premise	June 2016 to June 2019
Zhangjiagang premise	May 2016 to June 2019
Taizhou premise	July 2016 to July 2019
Changchun premise	June 2016 to July 2019
Changsha premise	August 2016 to August 2019
Quzhou premise	October 2016 to September 2019
Jinan premise	November 2016 to April 2017
Shaoxing premise	December 2016 to December 2019
Nanchang premise	December 2016 to December 2019
Zhuhai premise	February 2017 to February 2020
Kunming premise	April 2017 to April 2019

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

A.                                     Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. In 2014, 2015 and 2016, the aggregate value of wealth management products we distributed to our clients reached RMB13.3 billion, RMB28.4 billion and RMB45.3 billion, respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB36.1 billion as of December 31, 2016.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. We started to manage a new public markets fund in the second quarter of 2015, which pays carried interest, if any. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring service or management fees for our wealth management product related and asset management services beginning in 2013. In 2016, we cooperated with some peer firms in the asset management industry. We charged those firms consulting service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2014, 2015 and 2016, our one-time commissions and other service fees in combination accounted for 89.3%, 56.6% and 66.0% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 10.7%, 43.4% and 34.0% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB29.9 million and accounted for 2.7% of our total net revenues in 2016.

We have experienced substantial growth in recent years. Our net revenues increased significantly from RMB237.7 million in 2014 to RMB595.0 million in 2015 and to RMB1.1 billion in 2016. The net income attributable to our shareholders increased significantly from RMB87.8 million in 2014 to RMB153.5 million in 2015 and to RMB207.6 million in 2016.

Key Components of Our Results of Operations

Net Revenues

We derive net revenues mainly from the provision of wealth management product related services and asset management services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product related services accounted for substantially all of our revenues. In 2013, we started to provide asset management services. In 2016, we provided consulting services to some peer firms in the asset management industry and changed them consulting service fees determined on a case-by-case basis depending on the nature and extent of our services. We also categorize revenues into third-party revenues and related-party revenues. Our related-party revenues consist primarily of one-time commissions and recurring management fees paid by limited partnership funds where we serve as general partner or co-general partner or other funds where we serve as managers. The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	%

Net revenues:
One-time commission	212,293,719	89.3	336,450,269	56.6	633,186,866	56.1
Related party	21,919,206	9.2	165,843,076	27.9	423,428,837	37.5
Third party	190,374,513	80.1	170,607,193	28.7	209,758,029	18.6
Recurring service fee	11,748,652	4.9	116,165,047	19.5	123,176,616	10.9
Related party	—	—	23,871,450	4.0	12,768,313	1.1
Third party	11,748,652	4.9	92,293,597	15.5	110,408,303	9.8
Recurring management fees(1)	13,634,378	5.8	142,393,961	23.9	260,621,739	23.1
Related party	12,439,546	5.3	142,393,961	23.9	260,621,739	23.1
Third party	1,194,832	0.5	—	—	—	—
Other service fee	—	—	—	—	110,725,223	9.9
Related party	—	—	—	—	16,959,964	1.5
Third party	—	—	—	—	93,765,259	8.4
Net revenues	237,676,749	100.0	595,009,277	100.0	1,127,710,444	100.0

Note:

(1)         We recognized RMB117.1 million and RMB29.9 million carried interest as part of our recurring service and management fees in 2015 and 2016, respectively. We did not recognize any carried interest before 2015.

One-Time Commissions.     We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced an increase in the absolute amount of one-time commission from 2014 to 2016 due to our growth.  One-time commission as a percentage of our total net revenues decreased from 2014 to 2016 while we rapidly expanded our asset management services and as a result recorded more recurring fee revenues.

Recurring Service Fees.     During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. We have experienced an increase in both the absolute amount of recurring service fee revenues and as a percentage of our total net revenues from 2014 to 2016.  This increase was due to a combination of more products for which we provide on-going services as well as higher performance fees received due to the satisfactory performance of those products. In 2014, 2015 and 2016, we recorded nil, RMB61.6 million and RMB14.6 million of such performance fees, respectively.

Recurring Management Fees.     We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment.  We managed to increase both the absolute amount of recurring management fee revenues and its percentage of our total net revenues from 2014 to 2016 as we expanded our asset management services.  The amount of assets under our sole or shared management increased from RMB2.4 billion in 2014 to RMB12.5 billion in 2015 and to RMB36.1 billion in 2016.  As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was nil, RMB55.5 million and RMB15.3 million in 2014, 2015 and 2016, respectively, and RMB20.2 million, nil and nil was recognized as deferred revenues in 2014, 2015 and 2016, respectively and subject to clawback.

Other Service Fees.  Other service fee refers to revenue generated from consulting services provided to peers in asset management industry. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured. In the year ended December 31, 2016, we recorded other service fees of RMB111.1 million.

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

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2014, 2015 and 2016, we incurred channel fees in the amount of RMB81.5 million, RMB221.0 million and RMB410.1 million, respectively.

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

Our Product Mix.     Our product mix affects our sources of revenues and the amount of revenues we are able to generate. We source a wide array of third-party wealth management products and also develop wealth management products in-house. These include four types of products: (i) fixed income products; (ii) private equity and venture capital fund products; (iii) public market products and (iv) other products, such as insurance products and overseas investments. The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed during the periods indicated:

	Year Ended December 31,
Product type	2014		2015		2016
	RMB in millions	%	RMB in millions	%	RMB in millions	% (1)

Fixed income products	11,014.4	82.9	15,429.9	54.3	29,963	66.1
Private equity or venture capital fund products	486.3	3.7	7,460.5	26.2	9,354	20.6
Public market products	1,653.8	12.4	4,232.2	14.9	3,981	8.8
Other products	137.8	1.0	1,295.6	4.6	2,001	4.4
All products	13,292.3	100	28,418.2	100	45,299	100

(1) The sum of the following percentages do not necessarily, equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute, and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB6.6 billion, RMB22.7 billion and RMB37.8 billion of the products that we distributed in 2014, 2015 and 2016, respectively, were either products developed and managed by us or third-party products that we helped design.

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

Fee Rates.     Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. Although our fee rates differ across products of different types and sizes, the rates in respect of any given type of products have been, and we expect them to remain, relatively stable in the near future. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years.  The one-time commission rates we charge on fixed income products with a term of no more than six months typically range from 0.2% to 2% and these fee rates are the lowest among fixed income products we distribute. The one-time commission rates we charge on fixed income products that are structured as limited partnerships with a term of three years or more typically range from 6% to 8% and these fee rates are the highest among the fixed income products we distribute. The risk profiles of each individual product is the main factor affecting the exact fee rates within the same category of products. The recurring service fee rates that we charge on fixed income products are within the range of 0.2% to 1.5% per year. The recurring management service fee rates that we charge on fixed income products are within the range of 0.2% to 2% annually.  The tenure of fixed products typically range from a calendar quarter to three years.  The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 0.2% to 1%.  The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 3% annually.  The recurring management service fee rates that we charge on equity related products are within the range of 0.2% to 2% annually.  The tenure of equity related products typically range from half one year to seven years. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee. Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

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

Our staff increased significantly from 745 as of December 31, 2014 to 1,489 as of December 31, 2015 and to 2,138 as of December 31, 2016. Such increase was a result of the growth of our business, in particular the increase in our wealth management product advisors and client managers needed for our business expansion. We also hired additional employees to support our geographic expansion. We plan to continue to expand our coverage and anticipate that the absolute amount of operating expenses related to employee compensation will increase as a result.

The number of our client centers increased rapidly in recent years. We had 29, 50 and 79 client centers as of December 31, 2014, 2015 and 2016, respectively. Our rental expenses have also increased significantly in line with the increase in the number of our client centers. As we establish additional client centers, we anticipate that the absolute amount of rental expenditures will increase accordingly.

We expect our total operating costs and expenses to continue to increase at a slightly faster rate compared to revenues in the near future as we continue to add headcount, build our brand and promote our services.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	%
Operating costs and expenses:
Cost of revenues	65,094,587	27.4	235,943,955	39.7	477,034,912	42.4
Selling expenses	35,233,118	14.8	87,091,525	14.6	237,297,482	21.0
General and administrative and expenses	42,813,000	18	91,777,836	15.4	155,958,876	13.8
Other operating income — government subsidy	(14,438,658)	(6.0)	(23,684,945)	(4.0)	(37,385,834)	(3.3)
Total operating costs and expenses	128,702,047	54.2	391,128,371	65.7	832,905,436	73.9

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

PRC

Our PRC subsidiary and the consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and its amendment promulgated on February 24, 2017 and effective simultaneously, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Additionally, in accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax.

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

Other Service Fees.

Other service fees refer to revenue generated from consulting services provided to peers in asset management industry. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured.

Multiple Element Arrangements.

We enter into multiple element arrangements when a product provider or corporate borrower engages us to provide both wealth management marketing and recurring services or other services. We also provide both wealth management marketing, recurring services and other services to funds of private equity funds, real estate funds, venture capital fund, public market fund and other fixed income funds of which we serve as general partner/co-general partner or fund manager.

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

We have vendor specific objective evidence of fair value for our wealth management marketing services as we provide such services on a stand-alone basis. We have not sold our recurring services or other services on a stand-alone basis. However, the recurring management fee or recurring service fee we charge as general partner /co-general partner or fund manager/fund advisor is consistent with the fee at which we would transact if the recurring services were sold regularly on a stand-alone basis. Other service fees the Group charges for consulting services is consistent with that at which the Group would quote if the service is provided on a stand-alone basis. As such, we believe the fee we charge represents our best estimate of the selling price for our recurring services and other services. We allocate arrangement consideration based on fair value, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

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

Since we acquired Scepter Pacific in July 2015, Scepter Pacific, its subsidiaries, the VIE of Shanghai Baoyi and that VIE’s subsidiaries have been included in our consolidated financial statements. Scepter Pacific is engaged in the asset management service business. Foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China. However, according to local business practice, as a general partner of a fund, Scepter Pacific must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter Pacific are in the industries where foreign investments are prohibited or not encouraged and as a result, none of the investors can be foreign-invested enterprises. Therefore, Scepter Pacific provides asset management services through its VIE and the VIE’s subsidiaries. To provide Scepter Pacific effective control over, and the ability to receive substantially all of the economic benefits of, its VIE and its subsidiaries, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai E-Cheng and the shareholders of Shanghai E-Cheng.

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

We also make equity investments in entities that are considered VIEs and perform evaluation on an ongoing basis to determine whether we are the primary beneficiary of any of these investments. We have early adopted ASU 2015-02 “Amendments to the Consolidation Analysis” in the year ended December 31, 2015, which was subsequently modified by ASU 2016-17 Interests Held through Related Parties under Common Control”. The new guidance among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In adopting the new guidance, we re-evaluated the existing consolidated VIEs and non-consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor bring about new VIEs to be consolidated.

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

We adopted our 2014 share incentive plan, or the 2014 Plan, in July 2014 to help us recruit and retain employees and management and to motivate such persons to exert their best efforts on behalf of our company by providing share-based incentives. The maximum number of shares that may be issued pursuant to all awards under the 2014 Plan was initially 17,570,281 ordinary shares, subject to automatic increases by 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of the effective date of the 2014 Plan. In December 2015, we amended the 2014 Plan to increase the number of shares reserved for future awards under the 2014 Plan by 9,367,739 ordinary shares to 26,938,020 ordinary shares.  In February 2016, we adopted a new share incentive plan, or the Share Incentive Plan, to replace the 2014 Plan.  The Share Incentive Plan contains substantially the same terms as the 2014 Plan and assumes all awards previously granted under the 2014 Plan.  Upon the completion of our acquisition of Scepter Pacific, we assumed 505,000 options granted by Scepter Pacific to its share incentive plan participants with 2,525,000 options under our Share Incentive Plan.  As of February 28, 2017, options to purchase 13,982,343 ordinary shares and 6,375,081 restricted shares granted under the Share Incentive Plan are outstanding.

The following table sets forth information regarding the share options and restricted shares granted under the Share Incentive Plan as of February 28, 2017.

Grant Date	Number of Options or Restricted Shares Granted/Replaced	Exercise Price	Weighted Average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
July 1, 2014	12,056,000	0.48	0.37	0.60
April 2, 2015	1,061,600	1.00	0.77	1.24
July 16, 2015	2,100,000	0.66	1.00	1.67
July 16, 2015	425,000	1.10	1.23	1.67
August 26, 2015	2,680,400	—	1.45	1.45
July 1, 2016	486,000	—	1.39	1.39
January 1, 2017	50,616	—	1.47	1.47
February 27, 2017	4,211,532	—	1.59	1.59

Share-based compensation of RMB9.2 million and RMB16.1 million related to share options and unvested restricted shares, respectively, will be recognized on a straight-line basis over the vesting periods of 0.6 years and 1.6 years, respectively.

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

Recently Issued and Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date”, which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein. We currently expects to adopt ASU 2014-09 and related topics in its first quarter of 2018, and is evaluating which transition approach to use.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740).  Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party.  Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods.  We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

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

	For the Year Ended December 31,
	2014	2015	2016
	(in RMB, except share and share related data)
Revenues:
Third-party revenues	204,497,122	266,182,435	415,295,453
Related party revenues	34,558,013	336,254,013	716,130,680
Total revenues	239,055,135	602,436,448	1,131,426,133
Business taxes and related surcharges	(1,378,386)	(7,427,171)	(3,715,689)
Net revenues	237,676,749	595,009,277	1,127,710,444
Operating cost and expenses:
Cost of revenues	(65,094,587)	(235,943,955)	(477,034,912)
Selling expenses	(35,233,118)	(87,091,525)	(237,297,482)
General and administrative expenses	(42,813,000)	(91,777,836)	(155,958,876)
Other operating income-government subsidy	14,438,658	23,684,945	37,385,834
Total operating cost and expenses	(128,702,047)	(391,128,371)	(832,905,436)
Income from operations	108,974,702	203,880,906	294,805,008
Other income:
Gain from deconsolidation of subsidiaries	623,560	—	—
Interest income	1,143,937	2,794,977	3,712,918
Investment income	12,544,293	19,076,015	12,619,887
Gain from disposal of investment in affiliates	—	2,330,001	—
Interest expense	(91,382)	—	—
Realized exchange gain	—	2,095,199	(19,568)
Total other income	14,220,408	26,296,192	16,313,237
Income before taxes and loss from equity in affiliates	123,195,110	230,177,098	311,118,245
Income tax expense	(34,310,731)	(67,246,490)	(82,612,132)
Gain from equity in affiliates	476,516	4,333,847	1,539,316
Net income	89,360,895	167,264,455	230,045,429
Net income attributable to non-controlling interests	(1,574,887)	(13,787,949)	(22,461,561)
Net income attributable to Jupai shareholders	87,786,008	153,476,506	207,583,868
Deemed dividend on Series B convertible redeemable preferred shares	(46,198,890)	—	—
Net income attributable to ordinary shareholders	41,587,118	153,476,506	207,583,868

2016 Compared to 2015

Net Revenues.     Our net revenues increased by 89.5% from RMB595.0 million in 2015 to RMB1.1 billion in 2016.

Our net revenues from one-time commissions increased by 88.2% from RMB336.5 million in 2015 to RMB633.2 million in 2016, primarily as a result of an increase in the number of active clients as we opened new client centers and added advisors at existing centers. In 2016, we opened 29 new client centers, 14 of which are in new cities. Our number of active clients increased by 19.2% from 8,572 in 2015 to 10,218 in 2016. Our average transaction value per client increased from RMB3.3 million in 2015 to RMB4.4 million in 2016. The increase in the average transaction value per client was primarily because we distributed more private equity and venture capital products, which have a higher minimum investment amount.

The amount of net revenues from recurring service fees increased by 6.0% from RMB116.2 million in 2015 to RMB123.2 million in 2016 because we provided ongoing services to more products in 2016. As part of the recurring services fees, our recognized variable performance fees decreased from RMB61.6 million in 2015 to RMB14.6 million in 2016.

Our net revenues from recurring management fees increased from RMB142.4 million in 2015 to RMB260.6 million in 2016, which was primarily attributable to the increase in the amount of assets under our management in 2016 as compared with 2015. RMB55.5 million and RMB15.3 million carried interest was recognized as part of our recurring management fees in 2015 and 2016, respectively.

In 2016, we generated other service fee of RMB111.1 million from providing consulting services to peer firms in the asset management industry

Operating Costs and Expenses.     Our total operating costs and expenses increased by 112.9% from RMB391.1 million in 2015 to RMB832.9 million in 2016, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses as we continued to invest heavily in our infrastructure and support staff.

•                  Cost of Revenues.   Cost of revenues increased by 102.2% from RMB235.9 million in 2015 to RMB477.0 million in 2016, primarily due to a combination of an increase in both the number of wealth management advisors and client managers and the average compensation paid to them. Our wealth management advisory services personnel increased by 43.1% from 1,101 as of December 31, 2015 to 1,575 as of December 31, 2016. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

•                  Selling Expenses.   Our selling expenses increased by 172.5% from RMB87.1 million in 2015 to RMB237.3 million in 2016, primarily due to an increase in marketing, advertising and brand promotion expenses.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 69.9% from RMB91.8 million in 2015 to RMB156.0 million in 2016. This increase was primarily due to an increase of RMB50.4 million in compensation paid to our managerial and administrative personnel.

•                  Other Operating Income — Government Subsidy.   Other operating income increased by 57.8% from RMB 23.7 million in 2015 to RMB37.4 million in 2016.

Other Income and Expenses.     Our total other income decreased substantially from RMB26.3 million in 2015 to RMB16.3 million in 2016 primarily due to a decrease of RMB6.5 million in investment income.

Income Tax Expense.     Our income tax expense increased by 22.8% from RMB67.2 million in 2015 to RMB82.6 million in 2016.

Net Income.     As a result of the above, we recorded a net income of RMB230.0 million in 2016, a 37.5% increase compared to a net income of RMB167.3 million in 2015.

2015 Compared to 2014

Net Revenues.     Our net revenues increased by 142.5% from RMB237.7 million in 2014 to RMB595.0 million in 2015.

Our net revenues from one-time commissions increased by 53.5% from RMB212.3 million in 2014 to RMB336.5 million in 2015, primarily as a result of an increase in the number of active clients as we opened new client centers and added advisors at existing centers. In 2015, we opened 21 new client centers, 13 of which are in new cities. Our number of active clients increased by 83.2% from 4,678 in 2014 to 8,572 in 2015. Our average transaction value per client increased from RMB2.8 million in 2014 to RMB3.3 million in 2015. The increase in the average transaction value per client was primarily because we distributed more private equity and venture capital products, which have a higher minimum investment amount.

The amount of net revenues from recurring service fees increased significantly from RMB11.7 million in 2014 to RMB116.2 million in 2015 because we provided ongoing services to providers of more products and recognized variable performance fees in 2015. We provided ongoing services to providers of 59 products in 2015 compared with 15 in 2014. As part of the recurring services fees, we recognized RMB61.6 million variable performance fees in 2015 due to the satisfactory performance of the underlying products. We did not recognize variable performance fees in 2014.

Our net revenues from recurring management fees increased from RMB13.6 million in 2014 to RMB142.4 million in 2015, which was primarily attributable to the increase in the amount of assets under our management and the amount of carried interest we recognized in 2015 as compared with 2014. Nil and RMB55.5 million carried interest was recognized as part of our recurring management fees in 2014 and 2015, respectively.

Operating Costs and Expenses.     Our total operating costs and expenses increased by 194.3% from RMB128.7 million in 2014 to RMB391.1 million in 2015, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses as we continued to invest heavily in our infrastructure and support staff.

•                  Cost of Revenues.   Cost of revenues increased by 251.1% from RMB65.1 million in 2014 to RMB235.9 million in 2015, primarily due to a combination of an increase in both the number of wealth management advisors and client managers and the average compensation paid to them. Our wealth management advisory services personnel increased by 97.0% from 559 as of December 31, 2014 to 1,101 as of December 31, 2015. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

•                  Selling Expenses.   Our selling expenses increased by 139.4% from RMB35.2 million in 2014 to RMB87.1 million in 2015, primarily due to an increase in marketing, advertising and brand promotion expenses.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 107.6% from RMB42.8 million in 2014 to RMB91.8 million in 2015. This increase was primarily due to an increase of RMB28.4 million in compensation paid to our managerial and administrative personnel, and an increase of RMB6.3 million in rental and office supplies expenses incurred as we expanded our business.

•                  Other Operating Income — Government Subsidy.   Other operating income increased by 58.9% from RMB14.4 million in 2014 to RMB23.7 million in 2015.

Other Income and Expenses.     Our total other income increased substantially from RMB14.2 million in 2014 to RMB26.3 million in 2015 primarily due to an increase of RMB6.5 million in investment income.

Income Tax Expense.     Our income tax expense increased by 89.8% from RMB34.3 million in 2014 to RMB67.2 million in 2015.

Net Income.     As a result of the above, we recorded a net income of RMB167.3 million in 2015, an 87.2% increase compared to a net income of RMB89.4 million in 2014.

B.                                     Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2014 and 2015 and 2016 were for operating and investing activities, primarily cash management investing activities. As of December 31, 2016, we had RMB1.1 billion in cash and cash equivalents, consisting of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased. Approximately 70.8% of our cash and cash equivalent as of December 31, 2016 was held in China, more than 52.6% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2016, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated entities only through loans, subject to applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrustment loans or direct loans to its shareholders in compliance with applicable laws and regulations, who then contribute the loans to the VIEs through contractual arrangements as capital injection similar to the shareholder loan structure as under the VIE structure with respect to Shanghai E-Cheng. See “Item 4. Information on the Company—C. Organizational Structure” If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	(in RMB)
Consolidated Statement of Operations Data
Net cash provided by operating activities	149,448,775	369,053,507	188,263,729
Net cash (used in)/provided by investing activities	(36,776,769)	(75,307,251)	1,878,091
Net cash provided by financing activities	47,730,387	293,994,196	114,406,429
Effect of exchange rate changes	118,497	14,657,999	23,120,744
Net increase in cash and cash equivalent	160,520,890	602,398,451	327,668,993
Cash and cash equivalents — beginning of the year	32,577,822	193,098,712	795,497,163
Cash and cash equivalents — end of the year	193,098,712	795,497,163	1,123,166,156

Operating Activities

Net cash provided by operating activities in 2016 was RMB188.3 million, primarily attributable to a net income of RMB230.0 million and non-cash items of RMB49.8 million, partially offset by a net decrease of RMB91.5 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB21.0 million, an increase in deferred revenue of RMB63.4 million and an increase in income tax payable and other tax payable in aggregate of RMB53.8 million, partially set off by an increase in accounts receivables and other receivables in aggregate of RMB83.9 million, and increase in amounts due from related parties of RMB 118.3 million. The increase in deferred revenues was primarily driven by the increase in the number and size of funds under our management, as well as the portion of cash payments received in relation to the management fees and carried interest that can be recognized during the period. As of December 31, 2014, 2015 and 2016, we had five, 65 and 214 contractual funds under our management, respectively. Unlike funds organized in the form of limited partnerships, we typically receive services fees for the entire contractual term of a contractual fund, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded.

Net cash provided by operating activities in 2015 was RMB369.1 million, primarily attributable to a net income of RMB167.3 million, non-cash items of RMB7.0 million and a net increase of 194.8 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB67.0 million, a decrease in amounts due from related parties of RMB14.7 million, an increase in deferred revenue of 112.3 million and an increase in income taxes payable and other tax payable in aggregate of RMB88.0 million, partially offset by an increase accounts receivables and other receivables in aggregate of RMB42.5 million, and an increase in deferred tax assets of RMB33.6 million. The increase in deferred revenues from related parties was primarily driven by the increase in the number and size of funds under our management, as well as the portion of cash payments received in relation to the management fees and carried interest that can be recognized during the period. As of December 31, 2014 and 2015, we had five and 65 contractual funds under our management, respectively. Unlike funds organized in the form of limited partnerships, we typically receive services fees for the entire contractual term of a contractual fund, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded.

Net cash provided by operating activities in 2014 was RMB149.4 million, primarily attributable to a net income of RMB89.4 million, non-cash items of RMB7.3 million and a net increase of RMB52.7 million in change in working capital. The net increase in change in working capital was primarily attributable to an increase in the deferred revenue of RMB47.5 million, and an increase in the accrued payroll and welfare expenses of RMB8.0 million, partially offset by an increase of accounts receivables of RMB2.5 million and amount due from related party of RMB8.9 million. We had 10 investment products under our sole or joint management as of December 31, 2014 compared with four as of December 31, 2013 and we started to manage contractual funds in 2014. In addition, one of our contractual funds prepaid carried interest in 2014 based on the expected return of the fund, in the amount of RMB20.1 million, which should be recognized as revenue at the end of the contractual term according to our accounting policy and was therefore recorded entirely as deferred revenue as of December 31, 2014.

Investing Activities

Net cash provided by investing activities in 2016 was RMB1.9 million. Our investments consist primarily of purchases of property, plant, equipment, investment in held-to-maturity investment and investments in affiliates, which, in the aggregate, accounted for cash out-flow of RMB122.2 million, partially offset by proceeds and collections from investments and advance prepayment for acquisition of RMB124.0million.

Net cash used in investing activities in 2015 was RMB75.3 million. Our investments consist primarily of purchases of property, plant, equipment, and intangible assets, available-for-sale investments, held-to-maturity investments, other cost method investments and investments in affiliates, which, in the aggregate, accounted for cash out-flow of RMB355.7 million, partially offset by proceeds from available-for-sale investments, held-to-maturity investments, other cost method investments, entrusted investments and investments in affiliates in the amount of RMB331.7 million. In 2015, net cash inflow from acquisition of Scepter Pacific was 43.6 million, partially offset by advance prepayment in the amount of RMB94.9 million for several acquisitions.

Net cash used in investing activities in 2014 was RMB36.8 million. Our investments consist primarily of our purchases of property, plant, equipment, and intangible assets, held-to-maturity, available-for-sale, other cost method investments and investments in affiliates and entrusted investments, which, in the aggregate, accounted for net cash out-flow of RMB167.3 million, partially offset by our net collection of customer borrowings in the amount of RMB58.1 million. In the past, we provided customer borrowings to a few of our selected clients to bridge the gap between the maturity of an earlier product and the purchase of a new one, and these clients typically repay the loans when due. In August 2014, we decided to terminate the practice of such customer borrowings and collect all such outstanding loans when due. As of December 31, 2014, the aggregate outstanding principal amount of such short-term bridge loans was RMB3.4 million.

In 2014, our cash out-flow for the purchases of held-to-maturity investments, available-for-sale investments and entrusted investments amounted to RMB95.5 million, RMB43.0 million and RMB13.4 million, respectively, partially offset by our collection of held-to-maturity investments, available-for-sale investments and entrusted investment in the amount of RMB22.7 million, RMB32.9 million and RMB17.6 million, respectively. In order to help certain clients obtain higher returns within their target investment level, we have, in the past, entered into co-investment arrangements with our clients, under which our clients typically obtain less than 30.0% of the required funding from us, invest on our behalf in wealth management products distributed by us and proportionately share the return when these products mature. We categorize investments made pursuant to such co-investment practice as entrusted investments. We terminated this co-investment practice in August 2014, with RMB3.4 million outstanding balance of such investments as of December 31, 2014. A substantial portion of the held-to-maturity and entrusted investments we purchased were the same products that we distributed to our clients, primarily because such products had undergone our stringent internal review and selection process. We did not include any amount of investment products that we invested or co-invested in when calculating the aggregate value of wealth management products we distributed to our clients for any applicable period in this annual report.

Financing Activities

Net cash provided by financing activities in 2016 was RMB114.4 million, primarily attributable to proceeds from issuance of new shares through private placement.

Net cash provided by financing activities in 2015 was RMB294.0 million, primarily attributable to the net proceeds from our initial public offerings.

Net cash provided by financing activities in 2014 was RMB47.7 million, primarily attributable to proceeds from the issuance of our preferred shares.

Capital Expenditures

Our capital expenditures were RMB7.9 million, RMB12.4 million and RMB52.6 million in 2014, 2015 and 2016, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB)
Operating leases	94,008,424	51,258,404	42,750,020	—	—
Other long term liabilities(1)	59,895,000	—	—	—	59,895,000
Total	153,903,424	51,258,404	42,750,020	—	59,895,000

(1) Represents our obligations to provide capital injections to certain equity method investees.

The table above excludes uncertain tax liabilities of RMB5.9 million, as we are unable to reasonably estimate the timing of future payments due to uncertainties in the timing of the effective settlement of these tax positions. For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                    Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	53	Co-Chairman and Executive Chairman of the Board of Directors
Tianxiang Hu	39	Co-Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	49	Director
Guoping Yang	61	Independent Director
Linda Wong	53	Independent Director
Bang Zhang	49	Independent Director
Hongchao Zhu	57	Independent Director
Min Liu	43	Chief Financial Officer
Liang Li	36	Chief Operating Officer

Mr. Jianda Ni has been our co-chairman since April 2015 and our executive chairman since February 2017. Mr. Ni served as our CEO since April 2015 until February 2017. Prior to joining our company, he served as the Chairman of Shanghai Industrial Holdings Limited, or SIHL, from July 2010, an executive director of SIHL from February 2014 and an executive director of Shanghai Industrial Investment (Holdings) Co., Ltd. from November 2013. Prior to July 2010, he was a deputy chief executive officer of SIHL. In the past, Mr. Ni also served as a director and president of Shanghai Urban Development and the general manager of Shanghai Xuhui Real Estate Management Co., Ltd., the deputy general manager of Shanghai Urban Development and the general manager of the real estate department of China Huayuan Group Ltd. He was named in the Top Ten Persons of the Year in the 2006 China International Real Estate and Arch-tech Fair, elected as one of 2007 Boao Forum’s Most Influential Persons in China’s Real Estate Industry in 20 Years and recognized as one of the Top Ten Entrepreneurs in the Shanghai Real Estate Sector in 18 years in 2005. Mr. Ni is currently the honorary president of Shanghai Young Entrepreneurs Association and a vice chairman of the China Real Estate Association. Mr. Ni received a bachelor’s degree from Shanghai University and a master’s degree in business administration from La Trobe University of Australia.

Mr. Tianxiang Hu is our founder and has been our co-chairman since April 2015 and chief executive officer since February, 2017. Mr. Hu served as our executive chairman since April 2015 until February 2017.  Prior to that, Mr. Hu served as our chairman since August 2012 and chief executive officer since August 2014. Prior to founding our company in 2010, Mr. Hu worked as a vice president at Hangzhou Industrial and Commercial Trust Co., Ltd. from September 2008 to July 2010. Mr. Hu was a chief director at HSBC Jin Xin Fund Management Co., Ltd. from April 2006 to September 2008. From June 2002 to April 2006, Mr. Hu served as an assistant vice president of north China region at the department of Consumer Bank China in CitiBank. Mr. Hu received a bachelor’s degree in international trade from Donghua University in 2002 and a master’s degree in national economy from Renmin University in 2004.

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 20 years of experience in China’s real estate industry and is one of the co-founders of E-House and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-house and a NYSE-listed company, since its inception. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and chairman of Real Estate Service Committee of China Real Estate Association. He is also honorary vice-chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Ms. Linda Wong has served as our independent director since July 2015. Ms. Wong has over 25 years of experience in the banking business and has spent the last three years at a start-up internet finance company. Ms. Wong has served as the general manager of the Internet finance department at Evergrande Group from September 2015 to June 30, 2016. Prior to that, she has served as the chairman and CEO of PingAn Pay, a subsidiary of PingAn Insurance Group, from July 2012 to August 2015, served as the managing director and head of Hong Kong and China Consumer Banking of DBS Bank (HK) Limited from September 2008 to June 2012, and held various management positions at ABN AMRO N.V. from May 2004 to August 2008, and at Citibank N.V. Hong Kong from July 2000 to April 2004. She worked at Standard Chartered Bank in Hong Kong from June 1989 to June 2000 and Bank of Credit and Commerce from June 1986 to May 1989. Ms. Wong holds an International Investment Advisory Certificate. She received her bachelor’s degree in computing science and statistics from University of Guelph, Canada and a diploma in business management form Henley on Thames, UK in 1999.

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

Mr. Liang Li has been our chief operating officer since February 2017 and was our president since August 2014 and our chief operating officer since he joined us in November 2012. Prior to joining our company, Mr. Li worked as a director of the operation department at United Overseas Bank from November 2009 to November 2012. Prior to that, Mr. Li worked as a director at Algemene Bank Nederland China Co., Ltd. and at Royal Bank of Scotland from December 2005 to November 2009. Mr. Li received a bachelor’s degree from Shanghai University of Electric Power in 2003 a master’s degree in business administration from Huazhong Agricultural University in 2012.

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

B.                                     Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB12.7 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

Our Share Incentive Plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the plan is 26,938,020 ordinary shares, subject to automatic increases of 5% of the then total outstanding shares on an as-converted fully diluted basis on each of the third, sixth and ninth anniversaries of July 1, 2014.

As of February 28, 2017, options to acquire a total of 15,642,600 ordinary shares and 7,428,548  restricted shares have been granted and options to acquire 13,982,343 ordinary shares and 6,375,081 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of February 28, 2017, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration

Jianda Ni	1,000,000	US$	1.00	2-Apr-15	1-Apr-25
Jianda Ni	*	—		26-Aug-15	25-Aug-25
Tianxiang Hu	3,939,400	US$	0.48	1-Jul-14	30-Jun-24
Tianxiang Hu	*	—		7-Sep-16	30-Jun-24
Tianxiang Hu	2,131,074	—		27-Feb-17	26-Feb-27
Xin Zhou	*	US$	0.66	16-Jul-15	7-Aug-24
Min Liu	1,000,800	US$	0.48	1-Jul-14	30-Jun-24
Min Liu	*	—		27-Feb-17	26-Feb-27
Liang Li	968,900	US$	0.48	1-Jul-14	30-Jun-24
Liang Li	1,065,534	—		27-Feb-17	26-Feb-27

Total	11,806,986

*              Less than 1% of our total outstanding share capital.

As of February 28, 2017, other employees as a group held options/restricted shares to purchase 8,923,905 ordinary shares of our company, with the exercise prices ranging from US$0 to US$1.1 per ordinary share.

C.                                    Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. The directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.     Our audit committee currently consists of Bang Zhang, Hongchao Zhu and Linda Wong. Bang Zhang is the chairperson of our audit committee. We have determined that Bang Zhang, Hongchao Zhu and Linda Wong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors own fiduciary duties to act honestly, in good faith and with a view to our best interests. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings;

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

D.                                    Employees

We had 745, 1,489 and 2,138 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees by function as of December 31, 2016:

Functional Area	Number of Employees	% of Total (1)
Wealth Management	1,575	74%
Product Sourcing, Monitoring and Development	231	11%
Marketing	19	1%
Management and Administration	313	15%
Total	2,138	100%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2017 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 193,720,706 ordinary shares outstanding as of February 28, 2017, excluding 13,934,472 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan and 1,189,965 unvested restricted shares.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni	*	* %
Tianxiang Hu(1)	30,486,334	15.5%
Xin Zhou(2)	68,580,859	35.4%
Guoping Yang(3)	*	* %
Linda Wong(4)	*	* %
Bang Zhang(5)	—	—%
Hongchao Zhu(6)	*	* %
Min Liu	*	* %
Liang Li	*	* %
All Directors and Executive Officers as a Group	101,530,458	51.2%

Principal Shareholders:
E-House (China) Capital Investment Management Ltd.(7)	55,320,612	28.6%
Juda Holding Inc.(8)	27,740,074	14.3%
SINA Corporation(9)	21,798,340	11.3%

Notes:

†                       For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 193,720,706, and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of February 28, 2017.

*                       Less than 1% of our total outstanding ordinary shares.

**                Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, Shanghai, People’s Republic of China.

(1)               Represents 27,740,074 ordinary shares held by Juda Holding Inc., a British Virgin Islands company wholly owned and controlled by Mr. Tianxiang Hu, 20,000 ADSs held by Mr. Tianxiang Hu and 2,626,260 ordinary shares that were issuable upon exercise of options exercisable within 60 days after February 28, 2017.

(2)               Represents 9,549,576 ordinary shares held by Turbo Chance Limited, which is wholly owned by Mr. Xin Zhou, 3,660,671 ordinary shares held by Wayford Enterprises Limited, which is wholly owned by Mr. Xin Zhou, 50,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options or vesting of restricted shares within 60 days after February 27, 2017, and 55,320,612 ordinary shares held by E-House (China) Capital Investment Management Ltd., which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 2, 2017 .As of February 27, 2017, Mr. Xin Zhou held 90.5% of the shares of E-House Holdings and is a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)               The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(4)               The business address of Ms. Linda Wong is 8 Century Avenue, Lujiazui, Pudong, Shanghai, People’s Republic of China.

(5)               The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(6)               The business address of Mr. Hongchao Zhu is Qiushi Building, 11/F, 383 Guangyan Road, Zhabei District, Shanghai 200072, People’s Republic of China.

(7)               Represents 55,320,612 ordinary shares held by E-House (China) Capital Investment Management Ltd., which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 2, 2017. The business address of E-House (China) Holdings Limited is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(8)               Represents 27,740,074 ordinary shares held by Juda Holding Inc., a British Virgin Islands company wholly owned and controlled by Mr. Tianxiang Hu. The registered address of Juda Holding Inc. is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)               Represents 21,798,340 ordinary shares held by SINA Corporation as last reported in a Schedule 13G/A filed by SINA Corporation and. SINA Hong Kong Limited on February 5, 2016.  The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of February 28, 2017, we had 193,720,706 ordinary shares outstanding, excluding 13,934,472 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan and 1,189,965 unvested restricted shares. To our knowledge, we had only one record shareholder in the United States. JPMorgan Chase Bank, N.A., which is the depositary of our ADS program, held approximately 33% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

Revenues from Related-party

We provided management services to 228 funds including 214 contractual funds sponsored by us and three contractual funds sponsored by Jupai Hehui in 2016. In 2015 and 2016, we generated revenues from one-time commission fee in a total amount of RMB167.9 million and RMB424.8 million, respectively, and recurring management fee in a total amount of RMB144.2 million and RMB261.5 million (including RMB55.5million and RMB15.3 million carried interest), respectively. In 2016, we generated revenues from other service fee in a total amount of RMB17.0 million. As of December 31, 2016, we had RMB130.0 million unpaid service fees due from these funds and had RMB197.1 million prepaid services fees from these funds recorded as deferred revenues.

Amount due to related parties

As of December 31, 2016, we had RMB6.1 million amount due to related parties, RMB5.5 million of which is payable to non-controlling interest holde

Our Acquisition of Scepter Pacific from E-House Investment and Reckon Capital

See “Item 4. Information of the Company—A. History and Development of the Company” for more information on our acquisition of Scepter Pacific from E-House (China) Capital Investment Management Limited and Reckon Capital.  In connection with such acquisition, we assumed option awards granted by Scepter Pacific to its share incentive plan participants, some of which are employees of E-House.

Our Acquisition of Runju

For acquisition of Runju, we made prepayment of purchase price in the amount of RMB77.5 million as of December 31, 2015, of which approximately RMB33.5 million was prepaid to Shanghai Kushuo Information Technology Limited.

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

Dividend Policy

On February 28, 2017, we declared cash dividends in an aggregate amount of US$16.1 million (being US$0.083 per ordinary share) to our shareholders. Holders of our ADSs were entitled to cash dividend of US$0.5 per ADS.  The cash dividend was paid by April 3, 2017.

However, we may not continue to declare and pay dividends regularly, or at all.  We are a holding company incorporated in the Cayman Islands. PRC regulations may restrict the abilities of our PRC subsidiaries to pay dividend to us. We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has discretion on whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our board of directors intends on paying dividends only to the extent cash is available in the offshore entities. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B.                                     Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                     Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015. Our ADSs trade under the symbol “JP.”

The following table provides the high and low trading prices for our ADSs on the NYSE for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2015 (since July 16, 2015)	11.55	7.72
2016	10.18	7.49

Quarterly Highs and Lows
Third Quarter 2015 (since July 16, 2015)	11.55	7.72
Fourth Quarter 2015	10.47	8.50
First Quarter 2016	10.12	8.00
Second Quarter 2016	10.18	8.00
Third Quarter 2016	8.78	7.49
Fourth Quarter 2016	9.51	7.64
First Quarter 2017	9.70	8.40

Monthly Highs and Lows
October 2016	8.20	7.65
November 2016	9.51	7.88
December 2016	9.35	8.04
January 2017	8.84	8.60
February 2017	9.60	8.56
March 2017	9.70	8.40

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

B.                                     Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2016 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2016 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

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

The registration of transfers may, after compliance with any notice requirement of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.     On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

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

Our board of directors may issue preferred shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                     Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of February 28, 2017, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempt from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of  our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2016, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2017. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB1.1 million, RMB 2.8 million and RMB3.7 million in 2014, 2015 and 2016, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash and cash equivalents of RMB1,123.2 million as of December 31, 2016, and interest income of RMB3.7 million for the year ended December 31, 2016 derived entirely from our cash and cash equivalents.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, Depreciations of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. As of December 31, 2016, we had a U.S. dollar denominated cash balance of US$43.1 million. Assuming we had converted the U.S. dollar denominated cash balance of US$43.1 million as of December 31, 2016 into RMB at the exchange rate of US$1.00 for RMB6.8676 as of December 31, 2016, this cash balance would have been RMB296.0 million. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-204950 ), in relation to our initial public offering, which became effective on July 15, 2015. We received net proceeds of approximately RMB270.2 million from our initial public offering. For the period from July 15, 2015 to December 31, 2016, we used these net proceeds as follows:

•                  Approximately RMB6.5 million to set up new client centers and expand our coverage network, including hiring additional wealth management product advisors and client managers;

•                  Approximately RMB3.3 million to fund capital expenditures in new office buildings, infrastructure and enhanced information technology system for operational needs; and

•                  Approximately RMB106.7 million for general corporate purposes, including funding potential acquisitions of complementary business.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2016. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

To remediate the significant deficiencies identified in prior year relating to risk assessment and inconsistent implementation of control activities, as well as lack of sophisticated IT systems to perform automated controls, and to improve our overall internal control over financial reporting, we have implemented a number of measures in 2016 including the follows:

•       We have refined our risk assessment to more precisely identify associated risks of potential misstatement in different business cycles, and map our control activities to those risks;

•       We have implemented a new IT system named Office Automation system for expense control and upgraded our financial system and strengthened related general IT controls to provide automated controls over accounting processes.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report  “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Changes in Internal Control

Other than described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang and Linda Wong, both of whom are members of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), are audit committee financial experts.

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

	For the Year Ended December 31,
	2015	2016
	(in thousands of RMB)
Audit fees(1)	5,911	5,191
Other service fee	—	—

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

None

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listing Company Manual requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listing Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on December 21, 2015, we approved an amendment to our 2014 Plan. Our Cayman Islands counsel has provided a letter to NYSE dated December 28, 2015 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for the adoption of or revision to an equity incentive plan. NYSE has acknowledged the receipt of such letter and our home country practice with respect to approval for the amendment of our 2014 Plan. In February 2016, we adopted the Share Incentive Plan without seeking shareholders’ approval. We have also elected to follow home country practice in lieu of the requirements of the NYSE Listing Company Manual that each of our compensation committee and nominating and corporate governance committee of the board be composed of independent directors.

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
4.5

Amended and Restated Consulting Services Agreement by and between Shanghai Juxiang and Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.6

Amended and Restated Call Option Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.7

Amended and Restated Voting Rights Proxy agreement by and among Shanghai Juxiang and each shareholder of Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.8

Amended and Restated Equity Pledge Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.9

Amendment to Agreements by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.10

English translation of Exclusive Support Agreement by and between Shanghai Baoyi and Shanghai E-Cheng, dated May 14, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.11

English translation of Loan Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and its shareholders, dated April 28, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.12

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and each of its shareholders, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.13

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi and each shareholder of Shanghai E-Cheng, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.14

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng and each of its shareholders, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.15

Share Purchase Agreement, by and among the Registrant, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.16

Share Subscription Agreement, between Julius Baer Investment Ltd. and the Registrant, dated as of December 28, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

4.17

Subscription Agreement, by and between the Registrant and SINA Hong Kong Limited, dated as of December 30, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

Exhibit
Number	Description of Document
8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of AllBright Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPAI HOLDINGS LIMITED

	By:	/s/ Tianxiang Hu
		Name:	Tianxiang Hu
		Title:	Co-Chairman of the Board of Directors and Chief Executive Officer

Date: April 7, 2017

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2015 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Jupai Holdings Limited

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited and subsidiaries and VIEs and VIEs’ subsidiaries (the “Group”) as of December 31, 2015 and 2016, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 and the related financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2015 and 2016 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2(x), the Group changed its reporting currency from U.S. dollars to Chinese Renminbi effective July 1, 2016. Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(x). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 7, 2017

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD

Assets
Current assets:
Cash and cash equivalents	795,497,163	1,123,166,156	161,769,575
Short-term investments (including short-term investments measured at fair value of RMB6,776,400and RMB5,210,000, as of December 31, 2015 and 2016, respectively)	72,446,602	25,210,000	3,630,995
Short-term entrusted investments	1,868,839	—	—
Accounts receivable	26,008,543	52,111,944	7,505,681
Other receivables	33,539,256	79,041,821	11,384,390
Amounts due from related parties	11,923,607	133,560,483	19,236,711
Deferred tax assets— current	46,020,741	55,791,373	8,035,629
Other current assets	6,659,354	12,551,186	1,807,747
Total current assets	993,964,105	1,481,432,963	213,370,728
Long-term investments	44,859,168	—	—
Investments at cost method	60,450,000	70,450,000	10,146,911
Intangible assets, net	54,754,172	83,072,545	11,964,935
Goodwill	259,714,506	277,752,765	40,004,719
Prepayment for acquisition	94,888,600	77,560,000	11,170,964
Investment in affiliates	34,732,868	85,830,444	12,362,155
Property and equipment, net	16,064,933	37,199,812	5,357,887
Long-term prepayment	1,900,385	6,261,152	901,793
Deferred tax assets— non-current	8,073,577	8,494,738	1,223,497
Total Assets	1,569,402,314	2,128,054,419	306,503,589

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB28,071,443 and RMB13,202,322 as of December 31, 2015 and 2016, respectively)	80,806,138	101,864,007	14,671,469
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB61,723,954 and RMB 88,720,024 as of December 31, 2015 and 2016, respectively)	103,337,008	138,131,812	19,895,119
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB19,108,658 and RMB 30,650,996 as of December 31, 2015 and 2016, respectively)	39,220,006	58,189,283	8,381,000
Dividend payable (including dividend payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB7,499,998 and RMB10,160,503 as of December 31, 2015 and 2016, respectively)	7,499,998	10,160,503	1,463,417
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and RMB 1,435,700 as of December 31,2015 and 2016, respectively)	—	6,118,678	881,273
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB78,206,048 and RMB117,167,110 as of December 31,2015 and 2016, respectively)	83,752,232	121,644,250	17,520,416
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB49,773,048 and RMB36,098,862 as of December 31,2015 and 2016, respectively)	58,157,948	36,432,195	5,247,328
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB2,106,219 and RMB1,737,863 as of December 31, 2015 and 2016, respectively)	4,742,957	10,397,008	1,497,481
Total current liabilities	377,516,287	482,937,736	69,557,503

Amounts due to related parties— non-current (including amounts due to related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil as of December 31, 2015 and 2016, respectively)	34,286,208	—	—
Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB28,732,803 and RMB74,798,150 as of December 31, 2015 and 2016, respectively)	30,708,429	75,413,617	10,861,820
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB3,561,506 and RMB5,583,565 as of December 31, 2015 and 2016, respectively)	3,561,506	5,677,905	817,788
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,372,253 and RMB5,938,816 as of December 31, 2015 and 2016, respectively)	5,372,253	5,938,816	855,367
Deferred tax liabilities— non-current (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil as of December 31, 2015 and 2016, respectively)	13,688,541	9,815,595	1,413,740
Total Liabilities	465,133,224	579,783,669	83,506,218

Shareholders’ Equity:
Ordinary Shares ($0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 179,586,759 and 193,720,706 shares issued and outstanding, as of December 31, 2015 and 2016, respectively)	560,080	606,170	87,307
Additional paid-in capital	896,815,686	1,059,906,023	152,658,220
Retained earnings	155,338,255	362,922,123	52,271,658
Accumulated other comprehensive income	34,354,063	77,171,557	11,115,016
Total Jupai shareholders’ equity	1,087,068,084	1,500,605,873	216,132,201
Non-controlling interests	17,201,006	47,664,877	6,865,170
Total Equity	1,104,269,090	1,548,270,750	222,997,371
Total Liabilities and Total Equity	1,569,402,314	2,128,054,419	306,503,589

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Revenues
Third party revenues	204,497,122	266,182,435	415,295,453	59,814,987
Related party revenues	34,558,013	336,254,013	716,130,680	103,144,272
Total revenues	239,055,135	602,436,448	1,131,426,133	162,959,259
Business taxes and related surcharges	(1,378,386)	(7,427,171)	(3,715,689)	(535,171)
Net revenues	237,676,749	595,009,277	1,127,710,444	162,424,088
Operating cost and expenses:
Cost of revenues	(65,094,587)	(235,943,955)	(477,034,912)	(68,707,318)
Selling expenses	(35,233,118)	(87,091,525)	(237,297,482)	(34,177,946)
General and administrative expenses	(42,813,000)	(91,777,836)	(155,958,876)	(22,462,750)
Other operating income — government subsidy	14,438,658	23,684,945	37,385,834	5,384,680
Total operating cost and expenses	(128,702,047)	(391,128,371)	(832,905,436)	(119,963,334)
Income from operations	108,974,702	203,880,906	294,805,008	42,460,754

Gain from deconsolidation of subsidiaries	623,560	—	—	—
Interest income	1,143,937	2,794,977	3,712,918	534,771
Investment income	12,544,293	19,076,015	12,619,887	1,817,642
Gain from disposal of investment in affiliates	—	2,330,001	—	—
Interest expense	(91,382)	—	—	—
Realized exchange gain (loss)	—	2,095,199	(19,568)	(2,818)
Total other income	14,220,408	26,296,192	16,313,237	2,349,595
Income before taxes and gain from equity in affiliates	123,195,110	230,177,098	311,118,245	44,810,349
Income tax expense	(34,310,731)	(67,246,490)	(82,612,132)	(11,898,622)
Gain from equity in affiliates	476,516	4,333,847	1,539,316	221,708
Net income	89,360,895	167,264,455	230,045,429	33,133,435
Net income attributable to non-controlling interests	(1,574,887)	(13,787,949)	(22,461,561)	(3,235,138)
Net income attributable to Jupai shareholders	87,786,008	153,476,506	207,583,868	29,898,297
Deemed dividend on Series B convertible redeemable preferred shares	(46,198,890)	—	—	—
Net income attributable to ordinary shareholders	41,587,118	153,476,506	207,583,868	29,898,297

Net income per share:
Basic	0.36	1.06	1.08	0.16
Diluted	0.36	1.01	1.03	0.15
Weighted average number of shares used in computation:
Basic	83,683,960	114,124,300	192,674,014	192,674,014
Diluted	114,445,361	119,598,947	200,765,917	200,765,917

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income

(In RMB)

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net income	89,360,895	167,264,455	230,045,429	33,133,435
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment, net of tax of RMB159,425, RMB312,320 and nil in 2014, 2015 and 2016, respectively.	478,275	936,959	—	—
Disposal of available-for-sale investment, net of tax of RMB145,639, RMB326,553 and nil in 2014, 2015 and 2016, respectively.	(436,911)	(979,665)	—	—
Change in cumulative foreign currency translation adjustment	99,213	34,375,809	44,026,895	6,341,192
Other comprehensive income	140,577	34,333,103	44,026,895	6,341,192
Comprehensive income	89,501,472	201,597,558	274,072,324	39,474,627
Less: comprehensive income attributable to non-controlling interest	1,574,887	13,847,117	23,670,962	3,409,328
Comprehensive income attributable to Jupai shareholders	87,926,585	187,750,441	250,401,362	36,065,299
Deemed dividend on Series B convertible redeemable preferred shares	(46,198,890)	—	—	—
Comprehensive income attributable to ordinary shareholders	41,727,695	187,750,441	250,401,362	36,065,299

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Subscription receivables	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2014	100,000,000	317,280	40,000,000	(317,280)	92,294,467	(60,449)	132,234,018	3,929,384	136,163,402
Net income	—	—	—	—	87,786,008	—	87,786,008	1,574,887	89,360,895
Dividend distributed to non-controlling interest	—	—	—	—	—	—	—	(255,000)	(255,000)
Redesignation of ordinary shares to Series B convertible redeemable preferred shares	(38,755,020)	(119,167)	—	—	(178,218,726)	—	(178,337,893)	—	(178,337,893)
Change in fair value of available-for-sale investment, net of tax of RMB159,425	—	—	—	—	—	478,275	478,275	—	478,275
Disposal of available for sale investment, net of tax of RMB145,639	—	—	—	—	—	(436,911)	(436,911)	—	(436,911)
Foreign currency translation adjustments	—	—	—	—	—	99,213	99,213	—	99,213
Capital contribution by non-controlling interest	—	—	—	—	—	—	—	1,450,000	1,450,000
Deconsolidation of a subsidiary	—	—	—	—	—	—	—	(2,295,382)	(2,295,382)
Receipt of subscription				317,280			317,280		317,280
Share-based compensation	—	—	3,046,402	—	—	—	3,046,402	—	3,046,402
Balance at December 31, 2014	61,244,980	198,113	43,046,402	—	1,861,749	80,128	45,186,392	4,403,889	49,590,281
Net income	—	—		—	153,476,506	—	153,476,506	13,787,949	167,264,455
Dividend distributed to non-controlling interest	—	—		—	—	—	—	(1,050,000)	(1,050,000)
Issuance of ordinary shares in connection with business acquisition	32,481,552	99,350	344,768,507	—	—	—	344,867,857	—	344,867,857
Change in fair value of available-for-sale investment, net of tax of RMB312,320	—	—	—	—	—	936,959	936,959	—	936,959
Disposal of available for sale investment, net of tax of RMB326,553	—	—	—	—	—	(979,665)	(979,665)	—	(979,665)
Foreign currency translation adjustments	—	—	—	—	—	34,316,641	34,316,641	59,168	34,375,809
Issuance of ordinary shares to public, net of issuance cost	29,970,000	91,669	259,016,528	—	—	—	259,108,197	—	259,108,197
Conversion of preferred share	55,890,227	170,948	234,088,810	—	—	—	234,259,758	—	234,259,758
Share-based compensation	—	—	15,895,439	—	—	—	15,895,439	—	15,895,439
Balance at December 31, 2015	179,586,759	560,080	896,815,686	—	155,338,255	34,354,063	1,087,068,084	17,201,006	1,104,269,090
Net income	—	—		—	207,583,868	—	207,583,868	22,461,561	230,045,429
Private placement	12,471,000	40,550	138,566,650	—	—	—	138,607,200	—	138,607,200
Share-based compensation			21,423,694	—	—	—	21,423,694	—	21,423,694
Option exercised	789,480	2,618	3,102,915	—	—	—	3,105,533	—	3,105,533
Restricted shares exercised	873,467	2,922	(2,922)	—	—	—	—	—	—
Capital contribution by non-controlling interest shareholder	—	—	—	—	—	—	—	6,979,904	6,979,904
Non-controlling interest from acquisitions	—	—	—	—	—	—	—	9,973,508	9,973,508
Foreign currency translation adjustment	—	—	—	—	—	42,817,494	42,817,494	1,209,401	44,026,895
Dividend distributed to non-controlling interest shareholder	—	—	—	—	—	—	—	(10,160,503)	(10,160,503)
Balance at December 31, 2016	193,720,706	606,170	1,059,906,023	—	362,922,123	77,171,557	1,500,605,873	47,664,877	1,548,270,750

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	89,360,895	167,264,455	230,045,429	33,133,435
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,300,676	13,019,795	29,679,790	4,274,779
Income from equity in affiliates	(476,516)	(4,333,847)	(1,539,316)	(221,708)
Gain from disposal of investment in affiliates	—	(2,330,001)	—	—
Investment loss (income) on investment securities	2,300,114	(18,499,384)	198,208	28,548
Impairment loss for a held-to-maturity investment	800,000	3,200,000	—	—
Gain from deconsolidation of subsidiaries	(623,560)	—	—	—
Share based compensation	3,046,402	15,895,439	21,423,694	3,085,654
Changes in operating assets and liabilities:
Accounts receivable	(2,453,879)	(20,318,891)	(25,988,894)	(3,743,179)
Other receivables	(1,245,511)	(22,209,033)	(57,915,196)	(8,341,523)
Other current assets	(3,003,483)	(349,015)	3,173,970	457,147
Short term investments — trading securities	5,150,308	(2,579,599)	1,566,400	225,609
Amounts due from related party	(8,862,312)	14,722,220	(118,339,158)	(17,044,385)
Accrued payroll and welfare expenses	8,026,955	66,956,154	20,985,042	3,022,475
Income tax payable	6,957,262	61,434,310	34,794,805	5,011,494
Other tax payable	3,540,769	26,536,831	18,969,276	2,732,144
Deferred revenue	16,656,584	38,370,035	(19,609,354)	(2,824,334)
Uncertain tax position	566,562	566,562	566,563	81,602
Other current liabilities	8,465,690	(8,591,012)	(17,942,451)	(2,584,250)
Deferred revenue from related parties	30,844,866	73,905,722	83,040,705	11,960,349
Deferred taxes	(11,903,047)	(33,607,234)	(14,845,784)	(2,138,237)
Net cash provided by operating activities	149,448,775	369,053,507	188,263,729	27,115,620

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(7,859,825)	(12,350,964)	(52,634,072)	(7,580,883)
Purchase of held-to-maturity investments	(95,510,840)	(249,100,000)	(1,000,000)	(144,030)
Collection of held-to-maturity investments	22,699,997	244,462,485	98,400,000	14,172,548
Purchase of investment at cost method	—	(48,950,000)	(10,000,000)	(1,440,300)
Purchase of entrusted investments	(13,432,035)	—	—	—
Collection of entrusted investments	17,550,000	20,770,157	1,800,000	259,254
Purchases of available-for-sale investments	(43,000,000)	(44,700,000)	—	—
Proceeds from available-for-sale investments	32,944,850	56,004,429	—	—
Payment for investment in affiliates	(6,190,000)	—	(48,809,623)	(7,030,048)
Proceeds from partial disposal of subsidiaries	11,932	7,100,000	—	—
Proceeds from disposal of investment in affiliates	—	—	6,500,000	936,195
Customer borrowing	(155,760,000)	—	—	—
Collection of customer borrowing	213,875,430	3,364,569	—	—
Acquisition of subsidiaries, net of cash acquired(payment)	—	43,581,058	(2,048,328)	(295,021)
Prepayment for long term investment	(1,300,000)	(600,385)	(4,360,767)	(628,081)
(Payment)collection of advanced payment for acquisition	—	(94,888,600)	17,328,600	2,495,838
Cash balance of deconsolidated subsidiary	(806,278)	—	—	—
Loan to non-controlling interests shareholder	—	—	(3,297,719)	(474,970)
Net cash (used in)/provided by investing activities	(36,776,769)	(75,307,251)	1,878,091	270,502

Cash flows from financing activities:
Capital contribution from non-controlling interest shareholder	1,450,000	—	6,979,904	1,005,315
Proceeds from issuance of convertible redeemable preferred shares	47,880,833	—	—	—
Dividend paid to non-controlling interest holder	(255,500)	(1,050,000)	—	—
Proceeds from IPO	—	305,559,135	—	—
Payment of IPO expenses	(1,649,791)	(44,801,147)	—	—
Proceeds from private placement	—	34,286,208	114,399,705	16,476,985
Payments of private placement cost	—	—	(10,078,713)	(1,451,637)
Collection of subscription receivable	304,845	—	—	—
Proceeds from option exercise	—	—	3,105,533	447,290
Net cash provided by financing activities	47,730,387	293,994,196	114,406,429	16,477,953

Effect of exchange rate changes	118,497	14,657,999	23,120,744	3,330,077
Net increases in cash and cash equivalents	160,520,890	602,398,451	327,668,993	47,194,152
Cash and cash equivalents—beginning of the year	32,577,822	193,098,712	795,497,163	114,575,423
Cash and cash equivalents—end of the year	193,098,712	795,497,163	1,123,166,156	161,769,575

Supplemental disclosure of cash flow information:
Cash paid for income taxes	36,521,051	38,263,646	62,496,548	9,001,375
Cash paid for interest expenses	91,382	—	—	—

Non-cash investing and financing activities:
Series B convertible redeemable preferred shares issued by re-designation of ordinary shares	178,337,893	—	—	—
Partial disposal of a subsidiary included in other receivables	1,120,000	—	1,194,149	171,993
Change in fair value of available-for-sale investments	(55,051)	—	—	—
Deferred tax effect on change in fair value of available-for-sale investment not yet sold	13,786	—	—	—
Acquisition of Scepter through share settlement	—	(344,867,857)	—	—
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	—	234,259,757	—	—
Unpaid cash dividend	—	7,499,998	10,160,503	1,463,417

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2014, 2015 and 2016

(In RMB, except for share and per share data, unless otherwise stated)

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

In July 2015, the Company completed its initial public offering (“IPO”) on NYSE and acquisition of E-House Investment and Rechon Capital Limited’s 100% equity interest in Scepter Pacific Limited (“Scepter”), a holding company incorporated in BVI. Scepter provides asset management services in China through a consolidated VIE, Shanghai E-Cheng Asset Management Co. Ltd.(“Shanghai E-Cheng”) in PRC (see Note 2).

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

The Company’s significant subsidiaries as of December 31, 2016 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited(“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2016 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership

Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May17, 2013	PRC	85%
Shanghai Jupeng Asset Management Co., Ltd. (“Jupeng”)	June 8, 2015	PRC	90%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2016 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Equity Investment Center (“Yidezhen”)	July 16, 2015	PRC	100%

2. Summary of Principal Accounting Policies

(a) Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary. As of December 31, 2016, all transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

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

As foreign-invested companies are restricted to engage in direct sale of mutual funds, asset management plans and market survey under the current PRC laws and regulations, the Company’s PRC subsidiary, Shanghai Juxiang as foreign-invested company, does not meet all such requirements and therefore is not permitted to engage in such business in China. Therefore, the Company decided to conduct such business in China through Shanghai Jupai and its subsidiaries which are PRC domestic companies substantially beneficially owned by Mr. Tianxiang Hu, the Founder of the Company. Since the Company does not have any equity interests in Shanghai Jupai, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Shanghai Juxiang, entered into a series of contractual arrangements, or Control Documents with Shanghai Jupai and its shareholders (“Jupai VIE”), pursuant to which the Company is entitled to receive effectively all economic benefits generated from Shanghai Jupai shareholders’ equity interests in it.

Since the Company acquired Scepter in July 2015, Scepter, its subsidiaries, Shanghai E-Cheng and Shanghai E-Cheng’s subsidiaries were included in the consolidated financial statements. Scepter is engaged in asset management service business. Foreign-invested enterprises incorporated in the PRC are not expressively prohibited from providing asset management services in PRC. However, according to local business practice, as a general partner of a fund, Scepter must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter are in the foreign-invested enterprise prohibited, or not encouraged industries, which requires all investors not to be foreign-invested enterprises. Therefore Scepter provides asset management services through its VIE entities. To provide Scepter effective control over and the ability to receive substantially all of the economic benefits of its VIE and its subsidiaries, Scepter’s wholly owned subsidiary Shanghai Baoyi, entered into a series of contractual arrangements with Shanghai E-Cheng, the “VIE” and its respective shareholders, respectively. (Hereafter, the VIE structure under Scepter is called “Scepter VIE”.)

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

(ii)     Equity Interest Pledge Agreement

(1)             Jupai VIE: The shareholders of Shanghai Jupai pledged all of their equity interests in Shanghai Jupai to Shanghai Juxiang as collateral to secure their obligations under the above agreement. If the shareholders of Shanghai Jupai or Shanghai Jupai breach their respective contractual obligations, Shanghai Juxiang, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Jupai shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Jupai without prior written consent of Shanghai Juxiang. This pledge will remain effective until all the guaranteed obligations are performed. The equity pledges of Shanghai Jupai have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

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

As of December 31, 2016, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Company holds, including equity investments recorded in investment in affiliates and investment at cost method in the consolidated balance sheet, and (ii) any one-time commissions, management fee and other service fees receivables recorded in accounts receivable. The following table summarizes the Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2016 and 2015, respectively.

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Accounts receivable	5,280,000	39,258,288	5,654,369
Investments	15,050,001	37,264,623	5,367,222
Maximum exposure to loss in non-consolidated VIEs	20,330,001	76,522,911	11,021,591

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Cash and cash equivalents	296,973,789	590,606,072	85,064,968
Short-term investments	33,515,632	5,210,000	750,396
Accounts receivable, net of allowance for doubtful accounts	2,756,170	2,217,032	319,319
Trade and other receivables	15,136,608	17,115,966	2,465,212
Amounts due from related parties	9,341,290	18,600,587	2,679,042
Deferred tax assets	40,634,183	54,514,909	7,851,780
Other current assets	5,187,146	4,799,791	691,314
Investments at cost method	40,450,000	50,450,000	7,266,311
Long-term prepayments	—	1,159,664	167,026
Advance prepayment for acquisition	17,328,600	—	—
Investment in affiliates	34,075,229	65,324,060	9,408,622
Property and equipment, net	9,384,843	9,270,856	1,335,281
Deferred tax assets— non-current	8,073,577	3,818,230	549,940
Total assets	512,857,067	823,087,167	118,549,211

Accrued payroll and welfare expenses	28,071,443	13,202,322	1,901,530
Income tax payable	61,723,954	88,720,024	12,778,341
Other tax payable	19,108,658	30,650,996	4,414,662
Dividend payable	7,499,998	10,160,503	1,463,417
Deferred revenue — current from related parties	78,206,048	117,167,110	16,875,574
Deferred revenue — current	49,773,048	36,098,862	5,199,318
Amount due to related parties-current	—	1,435,700	206,784
Other current liabilities	2,106,219	1,737,863	250,304
Non-current uncertain tax position liabilities	5,372,253	5,938,816	855,367
Deferred revenue — non-current from related parties	28,732,803	74,798,150	10,773,174
Deferred revenue — non-current	3,561,506	5,583,565	804,201
Total liabilities	284,155,930	385,493,911	55,522,672

	Year ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net revenues	26,924,259	240,154,536	732,980,901	105,571,209
Third party	17,974,372	80,417,496	98,500,261	14,186,989
Related party	8,949,887	159,737,040	634,480,640	91,384,220
Operating cost and expenses	24,552,150	166,671,341	403,582,170	58,127,923
Net income attributable to Jupai shareholders	9,108,671	49,097,295	131,718,076	18,971,349
Cash flows generated from operating activities:	61,721,334	231,200,063	277,276,364	39,936,103
Cash flows generated from/(used in) investing activities:	19,737,239	(30,079,891)	15,580,919	2,244,119
Cash flows generated from/(used in) financing activities:	194,790	(1,080,093)	775,000	111,623

The VIEs contributed an aggregate of 11%, 40% and 65% of the consolidated net revenues for the years ended December 31, 2014, 2015 and 2016, respectively and an aggregate of 12%, 32% and 63% of the consolidated net income attributable to Jupai shareholders for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2015 and 2016, the VIEs accounted for an aggregate of 33% and 39%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 17 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, including estimation of related forfeiture rates, revenue multiple element allocation in terms of one-time, recurring and other service fees, and assumption used to determine the useful life of intangible assets acquired.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, accounts receivable, other receivables, amounts due from related party and investments. All of the Group’s cash and cash equivalents and a majority of investments are held with financial institutions that Group management believes to be of high credit quality.

All revenues were generated within China and Hong Kong.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2014, 2015, and 2016.

(e) Entrusted investments

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

(f) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method.  The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group did not record any impairment loss for the years ended December 31, 2014, 2015 and 2016.

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager, and the Group’s ownership interest in these funds as limited partner is generally much lower than 5%. These funds are not consolidated by the Group based on the facts that the Group does not have control over the funds given substantive kick-out rights held by unrelated limited partners that allow them to remove the general partner without cause, and/or substantive participating rights that allow them to participate in certain financial and operating decisions of the limited partnership in the ordinary course of business. The equity method of accounting is accordingly used for investments by the Group in these funds. If an investee fund meets the definition of an Investment Company, it’s required to be reported at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ net income. For real estate projects, the group recorded its pick-up one quarter in arrears to enable it to have more time to collect and analyze the investments’ operating results. For other investee funds, the group recorded its pick-up based on 2016 net income.

(g) Fair Value of Financial Instruments

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

(h) Business combinations

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

(i) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(j) Investments

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

For equity investment over which the company does not have significant influence, the group records in investments at cost method.

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

(k) Non-controlling interests

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and non-controlling interests.

(l) Property and Equipment, net

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

(m) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by product providers for whom the Group distributes wealth management products, and recurring management fee and carried interest paid by funds the Group manages. Starting from the second half of 2016, the Group also began to earn other service fees for consulting services provided to other companies.

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

Recurring Service Fees

Recurring service fee includes service fee and carried interest. It arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination and product reports distribution. It is calculated as a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product. As the Group provides these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Recurring Management Fees

Recurring management fee arises from the fund management services provided to funds the Group manages, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocations of profits that are a component of the Group’s general partnership interests and fund managing interests in the limited partnership and contractual funds and is not recognized until the end of the fund’s contract term when the carried interest is determined and distributed. Management fee received in advance of the specified contract period and in the limited circumstances carried interest received before the end of the fund’s contract term are recorded as deferred revenues.

Other service fees

Other service fee refers to revenue generated from consulting services provided to peers in asset management industry. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured.

Multiple Element Arrangements

The Group enters into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both wealth management marketing and recurring services or other services. The Group also provides wealth management marketing, recurring services and other services to funds that it serves as general partner/co-general partner or fund manager.

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

The Group has vendor specific objective evidence of fair value for most of its wealth management marketing services as it provides such services on a stand-alone basis. For certain wealth management marketing services related to private equity products, if vendor specific objective evidence is not available, the Group adopts BESP to establish selling prices. The Group has not sold its recurring services or other services on a stand-alone basis. However, the recurring management fee or recurring service fee the Group charges as general partner /co-general partner or fund manager/fund advisor is consistent with the fee at which the Group would transact if the recurring services were sold regularly on a stand-alone basis. Other service fees the Group charges for consulting services is consistent with that at which the Group would quote if the service is provided on a stand-alone basis. As such, the Group believes the fee it charges represents their best estimate of the selling price for its recurring services and other services. The Group allocates arrangement consideration based on fair value, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

(n) Business Tax and Related Surcharges

The Group is subject to value-added tax (“VAT”), business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates of 5% and are recorded as a reduction of revenues.

With the rollout of the Value-added Tax (“VAT”) reform on May 1, 2016, business tax is no longer applicable to the Group, and the applicable VAT rate for the Group is 3% to 6%.

(o) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and business development team, and expenses incurred in connection with product-specific client meetings and other events.

(p) Intangible assets, net

Acquired intangible assets mainly consist of customer contracts and licenses from business combinations and are recorded at fair value on the acquisition date. Customer contracts are amortized using a straight-line method during the weighted average contract term. Licenses are determined to be infinite, and not subject to amortization.

(q) Impairment of long-lived assets

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

(r) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification (“ASC”) 350-20, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment (“step 0”), that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two step impairment test without considering qualitative factors.

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

(s) Income Taxes

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

(t) Share-Based Compensation

The Group recognizes share-based compensation based on the grant date fair value of equity awards, with compensation expense recognized over the vesting period. Share-based compensation expense is classified in the consolidated statements of operations based upon the job function of the grantee. The Group accounts for a cancellation or settlement of an equity settled share-based payment award as an acceleration of vesting, and recognize immediately the amount that otherwise would have been recognized for services received over the remainder of the vesting period. The Group also estimates expected forfeitures and recognizes compensation cost only for those share-based awards expected to vest. Actual forfeitures may differ from those estimated by the Group which would affect the amount of share-based compensation to be recognized.

(u) Government Grants

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

Cash subsidies are included in other operating income and recognized when received and when all the conditions for their receipt have been satisfied.

(v) Net Income per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group has determined that its Series B convertible redeemable preferred shares issued in 2014 are participating securities as the convertible redeemable preferred shares participate in the undistributed earnings on the same basis as the ordinary shares for the periods applicable. Accordingly, the Group has used the two-class method of computing earnings per share.

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

Upon the IPO, the Series B convertible redeemable preferred shares were converted into ordinary shares in 2015 and accordingly, the two-class method was not applied in the 2016 net income per share calculation.

Diluted net income per share is computed by giving effect to all potential dilutive shares, including convertible redeemable preferred shares.

(w) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(x) Foreign Currency Translation

The functional currency of the Company, Jupai International, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong, UP Capital Asset Management Ltd., Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi(“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the consolidated statements of comprehensive income.

Effective July 1, 2016, the Company changed its reporting currency from US$ to RMB. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. Prior to July 1, 2016, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. The related financial statements prior to July 1, 2016 have been recast to RMB as if the financial information originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment of RMB99,213, RMB34,375,809 and RMB44,026,895 for the year ended December 31, 2014, 2015 and 2016, respectively.

Translations of amounts from RMB into US$ are solely for the convenience of the readers and were calculated at the rate of US$1.00 for RMB6.9430 on December 31, 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

(y) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, fair value changes of available-for-sale investments, net of tax effect.

(z) Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The accounting guidance also requires additional disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 can be adopted using one of two retrospective application methods. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date”, which defers the effective date of ASU 2014-09 by one year, to fiscal years beginning after December 15, 2017, and interim periods therein. The Group currently expects to adopt ASU 2014-09 and related topics in its first quarter of 2018, and is evaluating which transition approach to use.

Additionally, the FASB issued the following various updates affecting the guidance in ASU 2014-09. The effective dates and transition requirements are the same as those in ASC Topic 606 above. In March 2016, FASB issued an amendment to the standard, ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations” Under the amendment, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (as an agent). In April 2016, FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing”, to clarify identifying performance obligations and the licensing implementation guidance, which retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. This update addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition. The update provides a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers. Then, in December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The updates in ASU 2016-20 affect narrow aspects of the guidance issued in ASU 2014-09.

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

In March 2016, the FASB issued ASU 2016-07, which eliminates the requirement to retroactively adopt the equity method of accounting. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The ASU will not impact on the Group’s consolidated balance sheets classification upon adoption.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740).  Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party.  Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods.  The ASU will have no impact other than the classification on the Group’s consolidated balance sheets upon adoption.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. The update simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. The update also eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The update should be applied on a prospective basis. The nature of and reason for the change in accounting principle should be disclosed upon transition. For public companies, the update is effective for any annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is in the process of evaluating the impact of adoption of this guidance on the consolidated financial statements.

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Net income attributable to ordinary shareholders—basic	30,409,051	120,877,378	207,583,868	29,898,297
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	11,178,067	32,599,128	—	—
Net income attributable to ordinary shareholders—diluted	41,587,118	153,476,506	207,583,868	29,898,297
Weighted average number of ordinary shares outstanding—basic	83,683,960	114,124,300	192,674,014	192,674,014
Plus: convertible redeemable preferred shares	30,761,401	—	—	—
Plus: share options	—	5,474,647	7,422,663	7,422,663
Plus: restricted shares	—	—	669,240	669,240
Weighted average number of ordinary shares outstanding—diluted	114,445,361	119,598,947	200,765,917	200,765,917
Basic net income per share	0.36	1.06	1.08	0.16
Diluted net income per share	0.36	1.01	1.03	0.15

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2014	2015	2016
Share options	12,028,400	3,586,600	425,000
Restricted shares	—	2,680,400	—
Convertible redeemable preferred shares	—	30,777,906	—
Total	12,028,400	37,044,906	425,000

4. Accounts receivable and amounts due from related parties

Accounts receivable of RMB26,008,543 and RMB52,111,944 at December 31, 2015 and 2016, respectively, consists of following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Within 1 year	26,008,543	52,111,944	7,505,681
Total	26,008,543	52,111,944	7,505,681

Amounts due from related parties of RMB11,923,607 and RMB133,560,483 at December 31, 2015 and 2016 respectively. Composition of amounts due from related parties is disclosure in Note 20.

Group establishes an allowance policy for doubtful accounts and customer deposits primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts.

The allowance for either accounts receivable or amounts due from related parties was nil for all periods presented.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Short-term investments
- Trading securities investments	6,776,400	5,210,000	750,396
Trust products	6,776,400	5,210,000	750,396
- Held-to-maturity investments	65,670,202	20,000,000	2,880,599
Trust products	15,640,080	20,000,000	2,880,599
Asset management plans	50,030,122	—	—
Total short-term investments	72,446,602	25,210,000	3,630,995
Long-term investments
- Held-to-maturity investments	44,859,168	—	—
Trust products	29,875,953	—	—
Asset management plans	5,146,575	—	—
Real estate funds	9,836,640	—	—
Investments at cost method	60,450,000	70,450,000	10,146,911
Total investments	177,755,770	95,660,000	13,777,906

Trading securities investments consist of an investment in a trust product that could be redeemed at any time. The investment is recorded at fair value on a recurring basis. The fair value is from unadjusted quoted price in active market and therefore is classified as Level 1 measurement. The Group recorded investment income on these investments of RMB1,222,907 and RMB3,801,448 for the years ended December 31, 2014 and 2015, and investment loss of RMB1,566,400 for the year ended December 31, 2016.

Held-to-maturity investments consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on the following investments:

	For year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Trust products	2,221,785	3,024,672	3,383,521
Asset management plans	5,066,018	5,022,717	4,383,407
Real estate funds	613,213	2,359,449	811,521
Total	7,901,016	10,406,838	8,578,449

The Group recorded an impairment loss due to credit loss of RMB800,000, RMB3,200,000 and nil for years ended December 31, 2014, 2015 and 2016, respectively for held-to-maturity investments. The gross unrecognized gain was RMB915,933 and nil December 31, 2015 and 2016, respectively, representing the difference between the estimated fair value (Note 18) and carrying amount of the held-to-maturity investments.

There were no transfers of assets among trading, available-for-sale and held-to-maturity classifications during the period presented.

Investments at cost method consist of real estate fund of RMB10,000,000, private equity fund of RMB10,000,000 and private companies of RMB40,450,000 as of December 31, 2015. As of December 31, 2016, the investment in real estate fund was RMB10,000,000 and in private equity fund was RMB10,000,000 and in private companies was RMB40,450,000. In addition, the investment in convertible preferred shares of RMB 10,000,000 in a private company in 2016 was accounted for under the cost method given that the convertible preferred shares were not considered in-substance common stock due to the existence of certain terms such as redemption preference over ordinary shares.

6. Investment in affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31
	2015		2016		2016
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager	3,443,728		25,655,495		3,695,160
Beijing Juyuan Information Technology Co., Ltd(“Juyuan”)	—		10,186,105	64.0%	1,467,104	64.0%
Shanghai Wuling Investment Center (“Wuling Center”)	10,081,898	1.1%	9,580,813	1.1%	1,379,924	1.1%
Shanghai Changjiang Jupai Business Consulting Co., Ltd(“Changjiang Jupai”)	—		8,606,286	40.0%	1,239,563	40.0%
Shanghai Qihu Financial Information Co., Ltd(“Qihu”)	—		5,647,506	30.0%	813,410	30.0%
Shenzhen Guojinwenying Fund Management Co, Ltd(“Guojinwenying”)	4,556,648	45%	4,626,479	45%	666,352	45%
Shanghai Guochen Equity Management Co., Ltd (“Guochen”)	4,607,703	8.3%	4,343,426	8.3%	625,583	8.3%
Shanghai JupaiHehui Asset Management Co., Ltd. (‘‘Hehui’’)	3,813,934	49%	3,690,738	49%	531,577	49%
Others	8,228,957		13,493,596		1,943,482
Total investments	34,732,868		85,830,444		12,362,155

The investments above are accounted for using equity method of accounting.

Total investment in affiliates was RMB34,732,868 and RMB85,830,444 as of December 31, 2015 and 2016, respectively.

In 2016, Shanghai Juxiang invested in private equity funds of funds that the Group serves as general partner or fund manager. Shanghai Juxiang and Scepter held no more than 4% equity interest in these private equity funds of funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Company can exercise significant influence on these investees in the capacity of general partner or fund manager.

In 2016, the Group invested RMB 10,000,000 for 64% equity interest in Juyuan. Juyuan is not consolidated by the Group, so the Group accounted for the investment with equity method accounting. Its main operating business is information technology service.

The Group obtained an investment in Wuling Center through the Scepter acquisition in July 2015. Shanghai Yidezhen Equity Investment Center (“Yidezhen”) held 1.1% equity interest in Wuling Center as a general partner as of December 31, 2016. Wuling Center is not consolidated by the Group as the Group does not control Wuling Center given that unrelated limited partners have substantive kick-out rights that allow them to remove the general partner without cause. Yidezhen acts as general partner in Wuling Center, which provides the Group with significant influence over the operating and financial policies of the investee, so the Group accounts for this investment by equity method.

In 2016, the Group invested RMB 8,000,000 for 40% equity interest in Changjiang Jupai and accounted for the investment with equity method accounting.

In 2016, the Group invested RMB 4,500,000 for 30% equity interest in Qihu and accounted for the investment with equity method accounting. Its main operating business is asset management and investment advisory service.

In 2014, the Group invested RMB 4,500,000 for a 45% equity interest in Guojinwenying and accounted for the investment using the equity method of accounting. Its main operating business is fund management.

Guochen was acquired as a result of Scepter acquisition in July 2015. In 2014, Shanghai Yidezhao Equity Investment Center (“Yidezhao”) formed Guochen with several unrelated third party investors and contributed RMB2,500,000 ($408,563) for a 8.3% equity interest in Guochen. Yidezhao can exercise significant influence through board representation and, as such, the Group accounted for the investment using equity method of accounting. Yidezhao used to be a wholly owned subsidiary of the Group in which the Group also served as the General Partner. In November 2016, the Group transferred existing business in Yidezhao to Yidezhen.

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

7. Acquisitions of Subsidiaries

(a)Acquisition in 2015

In July 2015, the Company acquired Scepter’s 100% equity interest from E-House Investment and Rechon Capital Limited upon closing of IPO, in exchange for 32,481,552 of the Company’s ordinary shares.

The following table summarizes the purchase consideration to acquire Scepter:

Amount RMB
Fair value of Company’s shares issued *	331,165,663
Replacement of Scepter’s share options (Note 14)	13,702,194

Consideration	344,867,857

* The fair value of the 32,481,552 ordinary shares issued by the Company was based on the IPO offering price of the Company’s American depositary shares (“ADS”).

The purchase price has been allocated as follows:

	Amount	Amortization
	RMB	Period
Cash and cash equivalents	35,655,387
Other current assets	17,917,590
Long-term investments	29,807,957
Other long-term assets	1,395,760
Income tax payable	(12,526,909)
Other current liabilities	(16,561,427)
Intangible assets acquired:
— Contract Backlog	59,353,715	3.5 year
Goodwill *	244,664,213
Deferred tax liabilities	(14,838,429)
	344,867,857

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

The amounts of revenue and earnings of Scepter since the acquisition date included in the consolidated income statement for the reporting period is as follows:

Since the acquisition date
2015
RMB
Revenue	25,583,347
Net income attributable to Jupai	11,291,367

(b)Acquisition in 2016

In Mar 2016, the Company acquired 34% equity in UP Capital Asset Management Ltd (hereinafter referred to as “UP Capital”) and Up Capital’s subsidiary, from an individual shareholder, with cash consideration of RMB5,081,739. Up capital and its subsidiary is engaged in business of asset management service. Both parties reached an agreement that the Company absorbs 70% of the benefits and costs of UP Capital and takes 2 seats out of 3 in the board of directors, which in combination lead to the Company’s control over UP Capital. As a result, the purchase was accounted for as a business acquisition and the results of Up Capital are included in the Group’s consolidated results from the acquisition date. The financial results of UP Capital are immaterial to the Group’s net assets and results of operations except that business license was recognized as intangible asset with indefinite life. The Group also recorded RMB 288,890 in goodwill related to the acquisition.

In May 2016, the Company acquired 85% equity interest in Non-Linear Investment Management Ltd (hereinafter referred to as “Non-Linear”), from an individual shareholder with a cash consideration of RMB896,162. The financial results of Non-Linear are immaterial to the Group’s net assets and results of operations. The purchase was accounted for as a business acquisition and the results of Non-linear are included in the Group’s consolidated results from the acquisition date. No goodwill was recognized from the acquisition. RMB 1,075,154 of business license was recognized as intangible asset with indefinite life

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Leasehold improvements	12,958,381	32,492,026	4,679,825
Furniture, fixtures and equipment	8,906,037	19,954,033	2,873,979
Motor Vehicles	2,801,372	4,376,244	630,310
Total	24,665,790	56,822,303	8,184,114
Accumulated depreciation	(8,600,857)	(19,622,491)	(2,826,227)
Property and equipment, net	16,064,933	37,199,812	5,357,887

Depreciation expense was RMB2,300,676, RMB5,007,143 and RMB10,924,678 for the years ended December 31, 2014, 2015 and 2016, respectively.

9. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Customer contracts	63,004,803	67,291,278	9,691,960
Software	—	16,698,113	2,405,029
Less: Accumulated amortization	(8,012,652)	(26,767,764)	(3,855,360)
Intangible assets subject to amortization	54,992,151	57,221,627	8,241,629

License with indefinite life	—	27,262,901	3,926,674
Foreign currency translation adjustment	(237,979)	(1,411,983)	(203,368)
Intangible assets	54,754,172	83,072,545	11,964,935

The licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was nil, RMB8,012,652 and RMB18,755,112 for the years ended December 31, 2014, 2015 and 2016, respectively.

The Group expects to record amortization expense of RMB20,213,308, RMB20,213,308 and RMB1,767,390 for the years ending December 31, 2017, 2018 and 2019, respectively.

10. Goodwill

The movement in carrying amount of goodwill is as follows:

RMB
Balance as of January 1, 2015	—
Addition for acquisitions	244,664,213
Foreign currency translation adjustments	15,050,293
Balance as of January 1, 2016	259,714,506
Addition for acquisitions	304,273
Foreign currency translation adjustments	17,733,986
Balance as of December 31, 2016	277,752,765

The management has conducted step 0 assessment and determined it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, and therefore did not further perform the two-step impairment analysis.  Management concluded that the goodwill was not impaired as of December 31, 2016.

11. Prepayment for acquisition

In March 2016, the Group entered into a binding agreement to acquire approximately 71% of equity interests in Shanghai Runju Financial Information Services Co. Ltd (“Runju”) from two of its existing shareholders, one of whom is a Shanghai Kushuo Information Technology Co., Ltd (a subsidiary of E-house and considered as related party to the group). Runju primarily operates an online platform which facilitates the transfer of debt and equity securities. The total consideration for the acquisition is approximately RMB 90.5 million ($13.0 million). The Group prepaid RMB 77.6 million ($11.2 million) in December 2015. The acquisition is not completed yet, as it’s still pending for assessment by management.

12. Deferred revenue

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

Deferred revenue from related parties was RMB114,460,661 and RMB197,057,867 as of December 31, 2015 and 2016 respectively. As of December 31, 2016, out of the total deferred revenue from related parties, RMB121,644,250 is expected to be recognized within twelve months and therefore, classified within current liabilities. The remaining balance of RMB75,413,617 is expected to be recognized as revenue after one year and therefore classified within non-current liabilities.

Deferred revenue from third parties was RMB61,719,454 and RMB42,110,100 as of December 31, 2015 and 2016 respectively. As of December 31, 2016, RMB36,432,195 was expected to be earned within in a one year period and RMB5,677,905 was to be expected to be earned after one year.

13. Dividends

In June 2014, the Shanghai E-Cheng’s subsidiaries (Yidezeng, Yidezhen, and Yidezhao) declared a cash dividend on the accumulated undistributed earnings to the original shareholders of these entities. Scepter recorded a dividend payable of RMB31,500,000 for the net amount to be distributed to the shareholders, RMB24,000,002 of which was paid in 2014 and the residual was paid in January 2016.

In September 2016, Juzhou declared a cash dividend on the accumulated undistributed earnings of RMB67,736,687 to all the shareholders of Juzhou and the Group recorded a dividend payable of RMB10,160,503 to be distributed to the non-controlling interest shareholder of Juzhou. Full amount of the dividend was paid in January 2017.

14. Share-Based Compensation

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

Replacement of the Company’s option for Scepter’s option (“Options Replacement Program”).

Effective upon the Company’s IPO and in connection with its acquisition of Scepter (“Replacement Date”), the Company exchanged 2,525,000 of its options (“Replacement Options”) under the 2014 Plan for the 505,000 of the options (“Replaced Options”) that had been previously granted to certain employees of Scepter and E-House under Scepter’s 2014 Share Incentive Plan (“Scepter Plan”), with other terms unchanged. The Company capitalized RMB13,702,194 as part of the cost of acquiring Scepter in regard to the Options Replacement Program, which the Company computed as the sum of (1) the Replacement Date fair value of the Replaced Options granted to the employees of E-House, and (2) the fair value of the Replaced Options granted to the employees of Scepter on the Replacement Date multiplied by the ratio of pre-acquisition services to the requisite service period of such Replaced Options, which is the same as the requisite service period of the Replacement Options. The amount of RMB3,675,035, which represented the difference between the total fair value of the Replacement Options granted to employees of Scepter on the Replacement Date and the amount capitalized as part of the cost of acquiring Scepter will be recognized over the remaining requisite service period of approximately 1.7 years.

The Group used the binomial model to estimate the fair value of options using the following assumptions:

	July 1, 2014	April 2, 2015	July 16, 2015
Risk-free rate of return	3.18%	2.52%	2.96%
Contractual life of option	10 years	10 years	10 years
Estimated volatility rate	60.57%	58.86%	58.85%
Expected dividend yield	0%	0%	0%
Fair value of underlying ordinary shares	0.60	1.24	1.67

The Group estimated the risk free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. Prior to the Company’s IPO, the estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a contemporaneous valuation, which used management’s best estimate for projected cash flows as of the valuation date. Subsequent to July 16, 2015, the Group uses the current share price as the fair value of underlying ordinary shares.

The Company recorded compensation expense of RMB3,046,402, RMB15,895,439 and RMB13,440,801 for the years ended December 31, 2014, 2015 and 2016. There was nil, nil and 789,480 options exercised during the years ended December 31, 2014, 2015 and 2016 respectively.

A summary of option activity under the 2014 Plan during the year ended December 31, 2016.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2016	15,066,100	3.64
Exercised	(789,480)	3.98
Forfeited	(294,277)	3.53
Outstanding, as of December 31, 2016	13,982,343	3.87	7.72	6.20
Vested and expected to vest as of December 31, 2016	13,688,427
Exercisable as of December 31, 2016	8,414,308

As of December 31, 2016, there was RMB9,234,833 of total unrecognized compensation expense related to unvested share options granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 0.6 years.

Non-vested restricted shares:

On August 26, 2015, the Company granted 2,680,400 restricted shares to certain senior management and independent directors. The fair value of the restricted shares on grant date is $ 1.45. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2016.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2016	2,680,400	9.42
Granted	486,000	9.31
Forfeited	(180,000)	9.37
Vested	(873,467)	9.72
Unvested, as of December 31, 2016	2,112,933	9.97

The total fair value of non-vested restricted shares vested in 2016 was RMB 21,065,942. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The Company recorded compensation expense of RMB7,982,893 for the year ended December 31, 2016. As of December 31, 2016, there was RMB16,106,594 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.

15. Income Taxes

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

The tax expense (benefit) comprises:

	Years Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD

Current Tax	46,168,088	103,835,541	97,857,914	14,094,471
Deferred Tax	(11,857,357)	(36,589,051)	(15,245,782)	(2,195,849)
Total	34,310,731	67,246,490	82,612,132	11,898,622

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2014	2015	2016
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	1.83%	3.71%	2.18%
Uncertain tax position impact	0.46%	0.24%	0.18%
Different tax rate of subsidiary operation in other jurisdiction	0.56%	0.27%	-0.81%
Effective income tax rate	27.85%	29.22%	26.55%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Deferred tax assets:
Deferred revenue	42,277,626	56,246,396	8,101,167
Accrued expenses	1,908,443	682,349	98,279
Discount of investment	321,297	35,377	5,095
Tax loss carry forward	9,225,009	7,673,267	1,105,180
Impairment for a held-to-maturity investment	1,000,000	—	—
Exchange gain	710,586	103,745	14,942
Gross deferred tax assets	55,442,961	64,741,134	9,324,663
Valuation allowance	—	—	—
Net deferred tax assets	55,442,961	64,741,134	9,324,663

Analysis as:
Current	47,369,384	56,246,396	8,101,166
Non-current	8,073,577	8,494,738	1,223,497

Deferred tax liabilities:
Amortization of intangible assets	13,688,541	9,815,595	1,413,740
Unrealized investment income	1,348,643	455,023	65,537
Total deferred tax liabilities	15,037,184	10,270,618	1,479,277

Analysis as:
Current	1,348,643	455,023	65,537
Non-current	13,688,541	9,815,595	1,413,740

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. The amount of the deferred tax asset is considered realizable, however, could be reduced in the near term if the estimated of future taxable income during the carry-forward period are reduced. As of December 31, 2016, operating loss carried forward amounted to RMB36,204,005 for the PRC income tax purposes. The loss carrying forward will begin to expire in 2018. No valuation allowance was recorded as of December 31, 2016 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB704.4 million at December 31, 2016 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB35.2 million to RMB70.4 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB370.3 million as of December 31, 2016. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group accrued interest of RMB566,562, RMB566,562 and RMB566,563 related to the uncertain tax positions in 2014, 2015 and 2016, respectively.

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

RMB
Uncertain tax position—January 1, 2014	4,239,129
Gross increases—accrued interest in current period	566,562
Exchange rate translation	—
Uncertain tax position—December 31, 2014	4,805,691
Gross increases—accrued interest in current period	566,562
Exchange rate translation	—
Uncertain tax position—December 31, 2015	5,372,253
Gross increases—accrued interest in current period	566,563
Exchange rate translation	—
Uncertain tax position—December 31, 2016	5,938,816

16. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB11.0 million, RMB24.9 million and RMB61.2 million for the years ended December 31, 2014, 2015 and 2016 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

17. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate15% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB42,595,219 and RMB59,269,800 as of December 31, 2015 and 2016, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB327,146,223 and RMB344,127,537 as of December 31, 2015 and 2016, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB369,741,442 and RMB403,397,337 as of December 31, 2015 and 2016, respectively. The restricted net assets of the Company’s VIEs and VIEs’ subsidiaries amounted to RMB146,687,889 and RMB168,975,590 as of December 31, 2015 and 2016, respectively.

18. Fair Value Measurement

As of December 31, 2015 and 2016, information about inputs into the fair value measurements of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31,2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	5,210,000	5,210,000	—	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	6,776,400	6,776,400	—	—

Trading securities investments consist of an investment in a trust product that could be immediately redeemed. The investment is recorded at fair value on a recurring basis. The fair value is from an unadjusted quoted price in active market and therefore is classified as Level 1 measurement.

The Group believes the fair value of its financial instruments that are not reported at fair value, principally cash and cash equivalents, accounts receivable, other receivables, amount due from related parties, short-term held-to-maturity securities, short-term entrusted investments, dividend payable and other current liabilities approximate their recorded values due to the short-term nature.

The Group’s long-term investments consist of investment in long-term fixed income products and other long-term investments recorded at cost method . The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

As of December 31, 2015, information about inputs into the fair value measurements of the Company’s fixed income products that are not reported at fair value on consolidated balance sheet is as follows:

	As of December 31, 2015		Fair Value Measurements at Reporting Date Using
			Quoted Prices in		Significant
			Active Markets	Significant Other	Unobservable
	Carrying		for Identical	Observable	Inputs
Description	Value	Fair Value	Assets (Level 1)	Inputs (Level 2)	(Level 3)
Long-term investment-held-to-maturity
Trust products	29,875,953	30,607,124	—	30,607,124	—
Asset management plans	5,146,575	5,194,322	—	5,194,322	—
Real estate funds	9,836,640	9,973,655	—	9,973,655	—

The Group’s investments at cost method include investment in private equity funds and private companies, equity investment in residual tranche of real estate funds,  and investment in convertible preferred shares of a private company. For private equity fund, private companies and real estate funds recorded at cost method, it is not practicable to estimate the fair value of the investment. Therefore, the Group did not disclose the fair value of the investment. In addition, the convertible preferred shares of the private company was made in 2016 and the fair value of the investment approximates to the cost as of December 31, 2016.

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2014, 2015 and 2016, except that the Group recorded an impairment due to credit loss of RMB 800,000 and RMB 3,200,000 for a held-to-maturity investment in 2014 and 2015 upon the Group’s analysis on the collectability of this investment, and classified as a Level 2 fair value measure.

19. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the CEO and CO- Chairman of the Board, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in a sole segment, which is value-added wealth management services.

Service Lines

Details of revenue by type of service are as follows:

	Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
One-time commissions	213,524,899	340,649,991	635,273,151	91,498,366
Related party	22,046,325	167,913,206	424,823,991	61,187,382
Third party	191,478,574	172,736,785	210,449,160	30,310,984
Recurring management fee	13,713,449	144,171,383	261,480,460	37,661,020
Related party	12,511,688	144,171,383	261,480,460	37,661,020
Third party	1,201,761	—	—	—
Recurring service fees	11,816,787	117,615,074	123,582,471	17,799,578
Related party	—	24,169,424	12,810,384	1,845,079
Third party	11,816,787	93,445,650	110,772,087	15,954,499
Other service fees	—	—	111,090,051	16,000,295
Related party	—	—	17,015,845	2,450,791
Third party	—	—	94,074,206	13,549,504
Total revenues	239,055,135	602,436,448	1,131,426,133	162,959,259

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

The table below sets forth major related parties and their relationships with the Group:

Company Name	Relationship with the Group
Hehui	Affiliate of Juzhou

During the years ended December 31, 2014, 2015 and 2016, significant related party transactions and balances were as follows:

a.      Revenue from Related Parties

	Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
One-time commissions
Hehui	8,440,657	—	1,402,126	201,948
Investees of affiliates of Juzhou, a subsidiary of a VIE of the Company	1,282,552	31,086,187	21,957,199	3,162,494
Investees of Juzhou, a subsidiary of a VIE of the Company	12,323,116	92,290,744	210,781,198	30,358,808
Investees of Jupeng, a subsidiary of a VIE of the Company	—	5,403,559	66,642,882	9,598,572
Investees of Mingdu, a subsidiary of a VIE of the Company	—	348,530	—	—
Investees of Yidezeng, a subsidiary of a VIE of the Company	—	17,412	4,501,647	648,372
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	8,104,024	117,785,843	16,964,690
Investees of Yiju, a subsidiary of a VIE of the Company	—	30,662,750	—	—
Investees of Jupai Asset management Inc. , a subsidiary of the Company	—	—	1,153,752	166,175
Investees of SINA, shareholder of the Company	—	—	599,344	86,323
Total one-time commissions	22,046,325	167,913,206	424,823,991	61,187,382
Recurring management fee
Investees of Juzhou, a subsidiary of a VIE of the Company	12,511,688	99,398,722	179,564,586	25,862,680
Investees of Jupeng, a subsidiary of a VIE of the Company	—	325,418	27,343,957	3,938,349
Investees of Mingdu, a subsidiary of a VIE of the Company	—	321,905	692,726	99,773
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	9,303,710	47,243,982	6,804,549
Investees of Yidezeng, a subsidiary of a VIE of the Company	—	937,652	1,025,427	147,692
Investees of Yidexin, a subsidiary of a VIE of the Company	—	410,294	1,256,930	181,036
Investees of Yidezhao, a subsidiary of a VIE of the Company	—	5,200,452	—	—
Investees of Yiju, a subsidiary of a VIE of the Company	—	28,273,230	4,352,852	626,941
Total recurring management fee	12,511,688	144,171,383	261,480,460	37,661,020
Recurring service fee
Investees of affiliates of Juzhou, a subsidiary of a VIE of the Company	—	23,723,991	4,563,907	657,340
Investees of affiliates of Yidezeng, a subsidiary of a VIE of the Company	—	445,433	1,498,763	215,867
Investees of affiliates of Yidezhen, a subsidiary of a VIE of the Company	—	—	943,396	135,877
Hehui	—	—	3,172,140	456,883
Investees of SINA, shareholder of the Company	—	—	2,632,178	379,112
Total recurring service fee	—	24,169,424	12,810,384	1,845,079
Other Service Fee
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	—	—	12,295,283	1,770,889
Investees of Jupeng, a subsidiary of a VIE of the Company	—	—	4,720,562	679,902
Total other service fee			17,015,845	2,450,791
Total	34,558,013	336,254,013	716,130,680	103,144,272

b.      Amounts due from Related Parties

As of December 31, 2015 and 2016, amounts due from related parties were comprised of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Investees of Juzhou, a subsidiary of a VIE of the Company	23,332	71,175,380	10,251,387
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	2,535,114	27,218,833	3,920,327
Investees of Jupeng, a subsidiary of a VIE of the Company	1,353,799	17,963,726	2,587,315
Investees of Yidexin, a subsidiary of a VIE of the Company	428,331	—	—
Investees of Yidezhen, a subsidiary of a VIE of the Company	5,903,039	6,916,677	996,209
Investees of Yidezeng, a subsidiary of a VIE of the Company	999,995	391,028	56,320
Investees of Yidezhao, a subsidiary of a VIE of the Company	679,997	—	—
Investees of Yubo, a subsidiary of a VIE of the Company	—	1,194,149	171,993
Investees of Yiju, a subsidiary of a VIE of the Company	—	3,000,000	432,090
Investees of Jupai Asset management Inc. , a subsidiary of the Company	—	2,158,430	310,879
Loan to non-controlling interests shareholder	—	3,542,260	510,191
Total amounts due from related parties	11,923,607	133,560,483	19,236,711

Other than the loan to non-controlling interests shareholder, the remaining amounts represent the service fee receivable as of December 31, 2015 and 2016.

c.      Deferred Revenue from Related Parties

As of December 31, 2016, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Investee of Affiliates of Juzhou, a subsidiary of a VIE of the Company	8,516,655	8,868,968	1,277,397
Investees of Juzhou, a subsidiary of a VIE of the Company	92,163,951	91,461,706	13,173,226
Investees of Jupeng, a subsidiary of a VIE of the Company	6,678,187	82,377,760	11,864,865
Investees of Yidezhen, a subsidiary of a VIE of the Company	6,929,223	12,576,042	1,811,327
Investees of Yidezeng, a subsidiary of a VIE of the Company	172,645	1,273,008	183,351
Hehui	—	500,383	72,070
Total amounts due from related parties	114,460,661	197,057,867	28,382,236

The amounts represent recurring management fees and recurring service fees received from the investment fund managed or served by the Group in advance. No additional prepaid carried interest was received in 2015 and 2016.

d.      Amounts due to Related Party

As of December 31, 2015 and 2016, amounts due to related party was as following:

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
Sina Hong Kong Limited	34,286,208	—	—
Investees of Yidezhen, a subsidiary of a VIE of the Company	—	606,900	87,412
Non-controlling interests shareholder	—	5,511,778	793,861
	34,286,208	6,118,678	881,273

The amounts as of December 31, 2015 represent the advance payment received for private placement to SINA. The amounts as of December 31, 2016 mainly represent advances from non-controlling interest shareholder for the subsidiary’s operating expenses.

21. Commitments

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2016 were as follows:

Year Ended December 31	RMB
2017	51,258,404
2018	31,910,135
2019	10,121,586
2020	718,299
2021 and after	—
Total	94,008,424

Rental expenses were RMB19,270,251, RMB31,927,239 and RMB65,303,048 during the years ended December 31, 2014, 2015 and 2016, respectively.

Investment commitments

The Group was obligated to provide capital injection up to RMB59,895,000 to the following equity method investees as of December 31, 2016:

Year Ended December 31	RMB
Guojinwenying	9,000,000
Shanghai HuijuAsset Management Co., Ltd.	3,750,000
Shanghai Jingzhou Asset Management Co., Ltd.	1,800,000
Xiamen Zipai Asset Management Co., Ltd.	9,180,000
Shanghai Jufu Assets Management Co., Ltd.	3,675,000
Shanghai Zhoushi Asset Management Co., Ltd.	1,960,000
Shanghai Juzhi Asset Management Co., Ltd.	2,500,000
Beijing Donglinjusheng Investment Management Co., Ltd.	2,100,000
Shanghai Qihu Financial Information Co., Ltd	10,500,000
Hehui	1,470,000
Shanghai Xinhao Investment Management Co., Ltd	4,900,000
Shanghai Qianchang Investment Management Co., Ltd	4,700,000
Shanghai Zhouzhi Investment Management Co., Ltd.	4,000,000
Others	360,000
Total	59,895,000

22. Subsequent Events

On Feb 28, 2017, the Company announced that its board of directors has approved and declared a cash dividend of US$0.083 per ordinary share. Holders of Jupai’s ADSs, each representing six ordinary shares of Jupai, are accordingly entitled to the cash dividend of US$0.5 per ADS. The cash dividend were paid by Apr 3, 2017 to shareholders of record as of the close of business on March 20, 2017. The aggregate amount of cash dividends to be paid is approximately US$16 million, which will be funded by surplus cash on the Company’s balance sheet. The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of the board of directors, who intends on paying dividends only to the extent cash is available in the offshore entities.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB)

	As of December 31,
	2015	2016	2016
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	179,549,103	262,609,642	37,823,656
Other receivables	—	20,811,000	2,997,407
Other current assets	1,312,357	1,196,633	172,351
Total current assets	180,861,460	284,617,275	40,993,414
Investment in subsidiaries and VIE	758,755,916	1,021,842,196	147,175,888
Loan to subsidiaries	194,493,223	207,773,729	29,925,642
Total Assets	1,134,110,599	1,514,233,200	218,094,944
LIABILITY
Other current liabilities	602,184	643,291	92,653
Amount due to related parties-non current	46,440,331	12,984,036	1,870,090
Total Liability	47,042,515	13,627,327	1,962,743
Ordinary Shares ($0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 179,586,759 and 193,720,706 shares issued and outstanding, as of December 31, 2015 and 2016, respectively)	560,080	606,170	87,307
Additional paid-in capital	896,815,686	1,059,906,023	152,658,220
Retained earnings	155,338,255	362,922,123	52,271,658
Accumulated other comprehensive income	34,354,063	77,171,557	11,115,016
Total shareholders’ equity	1,087,068,084	1,500,605,873	216,132,201

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,134,110,599	1,514,233,200	218,094,944

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Cost of revenues	(1,092,849)	(3,477,672)	(4,246,514)	(611,625)
Selling expenses	(4,648)	(12,808)	(129,584)	(18,664)
General and administrative expenses	(6,332,579)	(15,027,623)	(24,160,949)	(3,479,900)
Other income	—	—	561,503	80,873
Interest income	—	—	6,465	931
Interest expense	(916)	—	—	—
Income before taxes and equity in affiliates	(7,430,992)	(18,518,103)	(27,969,079)	(4,028,385)
Income from equity in subsidiaries and VIEs	95,217,000	171,994,609	235,552,947	33,926,682
Net income	87,786,008	153,476,506	207,583,868	29,898,297
Other comprehensive income	140,577	34,273,935	42,817,494	6,167,002
Comprehensive income attributable to Jupai shareholders	87,926,585	187,750,441	250,401,362	36,065,299
Deemed dividend on Series B convertible redeemable preferred shares	(46,198,890)	—	—	—
Comprehensive income attributable to ordinary shareholders	41,727,695	187,750,441	250,401,362	36,065,299

2014 Schedule I was restated to include the amounts attributable to the VIEs, which has resulted in an increase in Investment in VIEs and additional paid-in capital by RMB38,523,878. This change has no effect on the Group’s consolidated financial statements or other disclosures in Schedule I.

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	87,786,008	153,476,506	207,583,868	29,898,297
Adjustment to reconcile net income to net cash provided by operating activities:
Share based compensation	3,046,402	15,895,439	21,423,694	3,085,654
Income from equity in subsidiaries and VIEs	(95,217,000)	(171,994,609)	(235,552,947)	(33,926,682)
Changes in operating assets and liabilities:
Prepayment			(20,811,000)	(2,997,407)
Other current assets	—	(781,124)	115,726	16,668
Other current liabilities	4,364,690	(3,922,057)	41,108	5,920
Net cash used in operating activities	(19,900)	(7,325,845)	(27,199,551)	(3,917,550)

Cash flows from investing activities:
Loan to subsidiaries	(31,139,497)	(143,145,444)	—	—
Investment in Up Capital	—	—	(11,693,178)	(1,684,168)
Investment in Non-linear	—	—	(4,168,461)	(600,383)
Net cash used in investing activities	(31,139,497)	(143,145,444)	(15,861,639)	(2,284,551)

Cash flows from financing activities:
proceeds from issuance of preferred shares	47,880,833	—	—	—
Proceeds from private placement	—	34,286,208	114,399,705	16,476,985
Exercise of options	—	—	3,105,533	447,290
Proceeds from IPO	—	305,559,135	—	—
Payment of IPO cost	(477,865)	(35,370,666)	—	—
Payment of private placement cost	—	—	(10,078,713)	(1,451,637)
Subscription receivable	304,845	—	—	—
Net cash provided by financing activities	47,707,813	304,474,677	107,426,525	15,472,638
Effect of exchange rate changes	(5,075)	9,002,374	18,695,204	2,692,669
Net increase in cash and cash equivalents	16,543,341	163,005,762	83,060,539	11,963,206
Cash and cash equivalents—beginning of year	—	16,543,341	179,549,103	25,860,450
Cash and cash equivalents—end of year	16,543,341	179,549,103	262,609,642	37,823,656

Non-cash investing and financing activities:
Series B convertible redeemable preferred shares issued by re-designation of ordinary shares	178,337,893	—	—	—
Acquisition of Scepter through share settlement	—	(344,867,857)	—	—
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	—	234,259,758	—	—

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Notes to Schedule I

1.              Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. For the parent company, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Investment in subsidiaries and VIEs” and the subsidiaries and VIEs’ profit as “Income from equity in subsidiaries and VIEs” on the Condensed Statements of Operations and Comprehensive Income.

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

3.              As of December 31, 2016, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.