Form 20-F
period 2017-12-31
Jupai Holdings Ltd
filed 2018-04-12
CIK 1616291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001-37485

Jupai Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Yinli Building, 8/F 788 Guangzhong Road Jingan District Shanghai 200072 People’s Republic of China
(Address of principal executive offices)

Min Liu, Chief Financial Officer

Yinli Building, 8/F

788 Guangzhong Road

Jingan District

Shanghai 200072

People’s Republic of China

Phone: (86 21) 6026-9003

Email: maine.liu@jpinvestment.cn

Fax: (86 21) 6086-8856

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares	New York Stock Exchange
Ordinary shares, par value US$0.0005 per share*

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

198,143,739 ordinary shares as of December 31, 2017 (excluding 10,107,882 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan and 593,466 unvested restricted shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☒

*The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

•                  “Asset under management” or “AUM” refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates;

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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet as of December 31, 2016 and 2017.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results for the years ended December 31, 2013, 2014 and 2015 have been recast into the new reporting currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.5063 to US$1.00, the noon buying rate for December 29, 2017 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 6, 2018, the noon buying rate set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System was RMB6.3045 to US$1.00.

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

ITEM 3. KEY INFORMATION

A.                                     Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2015, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016 and 2017 and the selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2013 and 2014, the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015 and the selected consolidated cash flow data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	USD
Summary Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	125,662,898	204,497,122	266,182,435	415,295,453	479,917,547	73,761,977
Related-party revenues	14,225,910	34,558,013	336,254,013	716,130,680	1,232,785,709	189,475,694
Total revenues	139,888,808	239,055,135	602,436,448	1,131,426,133	1,712,703,256	263,237,671
Business taxes and related surcharges	(1,016,347)	(1,378,386)	(7,427,171)	(3,715,689)	(6,541,634)	(1,005,431)
Net revenues	138,872,461	237,676,749	595,009,277	1,127,710,444	1,706,161,622	262,232,240
Operating cost and expenses:
Cost of revenues	(22,926,199)	(65,094,587)	(235,943,955)	(477,034,912)	(737,507,904)	(113,352,889)
Selling expenses	(23,816,649)	(35,233,118)	(87,091,525)	(237,297,482)	(282,171,751)	(43,369,004)
General and administrative expenses	(27,309,878)	(42,813,000)	(91,777,836)	(155,958,876)	(204,052,576)	(31,362,307)
Other operating income — government subsidy	4,813,132	14,438,658	23,684,945	37,385,834	41,138,443	6,322,863
Total operating cost and expenses	(69,239,594)	(128,702,047)	(391,128,371)	(832,905,436)	(1,182,593,788)	(181,761,337)
Income from operations	69,632,867	108,974,702	203,880,906	294,805,008	523,567,834	80,470,903
Other income:
Realized exchange gain (loss)	—	—	2,095,199	(19,568)	(2,040,641)	(313,640)
Gain from deconsolidation of subsidiaries	—	623,560	—	—	—	—
Interest income	403,016	1,143,937	2,794,977	3,712,918	11,385,895	1,749,980
Investment income	6,764,375	12,544,293	19,076,015	12,619,887	10,012,216	1,538,849
Gain from disposal of investment in affiliates	—	—	2,330,001	—	—	—
Interest expense	(96,595)	(91,382)	—	—	—	—
Total other income	7,070,796	14,220,408	26,296,192	16,313,237	19,357,470	2,975,189
Income before taxes and income (loss) from equity in affiliates	76,703,663	123,195,110	230,177,098	311,118,245	542,925,304	83,446,092
Income tax expense	(19,829,671)	(34,310,731)	(67,246,490)	(82,612,132)	(122,998,509)	(18,904,525)
(Loss) gain from equity in affiliates	(841,335)	476,516	4,333,847	1,539,316	2,579,447	396,453
Net income	56,032,657	89,360,895	167,264,455	230,045,429	422,506,242	64,938,020
Net loss (income) attributable to non-controlling interests	648,181	(1,574,887)	(13,787,949)	(22,461,561)	(13,014,063)	(2,000,224)
Net income attributable to Jupai shareholders	56,680,838	87,786,008	153,476,506	207,583,868	409,492,179	62,937,796
Deemed dividend on Series B convertible redeemable preferred shares	—	(46,198,890)	—	—	—	—
Net income attributable to ordinary shareholders	56,680,838	41,587,118	153,476,506	207,583,868	409,492,179	62,937,796

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	USD
Net income per share:
Basic	0.56	0.36	1.06	1.08	2.09	0.32
Diluted	0.56	0.36	1.01	1.03	1.99	0.31
Weighted average number of shares used in computation:
Basic	100,000,000	83,683,960	114,124,300	192,674,014	195,467,414	195,467,414
Diluted	100,866,480	114,445,361	119,598,947	200,765,917	205,671,904	205,671,904

	As of December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	USD
Summary of Consolidated Balance Sheet Data:
Cash and cash equivalents	32,577,822	193,098,712	795,497,163	1,123,166,156	1,527,777,270	234,815,067
Short-term investments	30,785,443	65,236,935	72,446,602	25,210,000	23,203,612	3,566,330
Total current assets	157,761,135	327,609,547	993,964,105	1,473,455,429	1,908,518,999	293,333,999
Goodwill	—	—	259,714,506	277,752,765	261,621,691	40,210,518
Advanced payment for acquisition	—	—	94,888,600	77,560,000	—	—
Investment in affiliates	10,620,000	13,980,000	34,732,868	85,830,444	181,922,556	27,960,986
Total assets	198,480,537	411,893,528	1,569,402,314	2,128,054,419	2,626,087,778	403,622,302
Total current liabilities	46,797,006	119,101,678	377,516,287	482,937,736	697,973,210	107,276,519
Total liabilities	53,111,321	126,878,719	465,133,224	579,783,669	772,219,777	118,688,007
Total liabilities, mezzanine equity and equity	198,480,537	411,893,528	1,569,402,314	2,128,054,419	2,626,087,778	403,622,302

	For the Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	RMB	RMB	RMB	RMB	RMB	USD
Summary of Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	105,515,396	149,448,775	369,053,507	188,263,729	617,527,056	94,912,172
Net cash provided by (used in) investing activities	(92,293,897)	(36,776,769)	(75,307,251)	1,878,091	(74,041,982)	(11,380,044)
Net cash provided by (used in) financing activities	12,956,595	47,730,387	293,994,196	114,406,429	(121,147,657)	(18,620,053)
Effect of exchange rate changes	368,193	118,497	14,657,999	23,120,744	(17,726,303)	(2,724,485)
Net increase in cash and cash equivalents	26,546,288	160,520,890	602,398,451	327,668,993	404,611,114	62,187,590
Cash and cash equivalents at beginning of period	6,031,534	32,577,822	193,098,712	795,497,163	1,123,166,156	172,627,477
Cash and cash equivalents at end of period	32,577,822	193,098,712	795,497,163	1,123,166,156	1,527,777,270	234,815,067

Exchange Rate Information

Unless otherwise noted, translations of all Renminbi to U.S. dollar amounts in this annual report were made at a rate of RMB6.5063 to US$1.00, which was the certified exchange rate in effect as of December 29, 2017 published by the Board of Directors of the Federal Reserve System. The certified exchange rate on April 6, 2018 was RMB6.3045 to US$1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

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

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per US$)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 6)	6.3045	6.2960	6.3045	6.2785

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

We have a limited operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. From January 2013, we have also started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. Our net revenues increased from RMB595.0 million in 2015 to RMB1.1 billion in 2016 and to RMB1.7 billion in 2017. However, our historical growth rate may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

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

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. Depending on the type of products and services being offered, our business operation may be subject to the supervision and scrutiny by different authorities. To date, the PRC government has not adopted a unified regulatory framework governing the distribution or management of wealth management products. However, there are laws and regulations governing certain wealth management products that we distribute or manage, such as private equity products, private securities investment funds, asset management plans managed by securities companies or mutual fund management companies, trust products and insurance products.

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

Furthermore, new laws and regulations may impose additional restrictions on our business operations. For example, in January 2018, the Asset Management Association of China, or AMAC, issued Notice regarding Filing of Private Investment Fund, or the Filing Notice, which provides that, among others, private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing;(ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. If the underlying assets of a private investment funds are debt, such private investment funds will not be able to complete the filing with AMAC. Before the release of the Filing Notice, a majority of the private investment funds managed by us invest in corporate bonds with underlying assets as real estate projects. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds, and have started to focus on equity investment in real estate developers with high quality real estate projects. We cannot assure you that after such adjustment our private investment fund will continue to be well received by our clients or will receive the investment return as we expect, or at all.

If future PRC regulations require that we obtain additional licenses or permits, adjust our business strategies or change our products or services in order to continue to conduct our business operations, there is no guarantee that we would be able to do so in a timely fashion, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected. See “Item 4. Information on the Company — B. Business Overview — Regulation.”

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

We distribute a broad selection of third-party and self-developed wealth management products, including fixed income products, private equity and venture capital funds, public market products, insurance products and foreign-currency denominated alternative investments, for which we may generate revenue based on one-time commissions and recurring fees. These products often have complex structures and involve various risks, including default risks, interest risks, liquidity risks and others. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although, the product providers or corporate borrowers of the wealth management products we distributed are typically directly liable to our clients in the event of a product default or otherwise, these incidences may negatively impact the performance of the applicable products that we distribute and adversely affect our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our wealth management product advisors not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks.

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

•                  impact client confidence in the products we distribute; or

•                  impede the launch of new products or fund-raising activities in connection with our asset management business.

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

Our future success depends heavily on the continued services of our current executive officers. If any of our executive officers or other key management are unable or unwilling to stay in their present positions, we may not be able to find suitable replacements, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key management joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each executive officer has entered into confidentiality and non-competition agreements with us. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC law and regulations could limit the legal protections available to you and us.”

We also rely on the skills, experience and efforts of our experienced service professionals, including our wealth management product advisors, client managers and product development personnel. Our wealth management product advisors and client managers mainly recommend wealth management products. Our asset management personnel also design our self-developed products. The investment performance of products distributed or managed by us and the retention of our clients are partly dependent upon the strategies carried out and performance by our talents. The market for these talents is extremely competitive. The turnover rate of our wealth management product advisors, client managers and product development personnel for 2015, 2016 and 2017 is approximately 34%, 37% and 37%, respectively. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our financial condition and results of operations could be materially and adversely impacted.

Our acquisition of or investment in complementary businesses and assets as well as formation of strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. In July 2015, we acquired Scepter Pacific. In 2016, we acquired UP Capital Management Limited, Non-Linear Investment Management Limited and Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.). In 2017, we acquired Pushing International Trade (China) Co., Ltd., which is the holding company of a financial leasing company in the PRC. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended. See also “Item 4. information on the Company—C. History and Development of the Company.” Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

To date, a significant portion of the products that we distribute involve real estate or related assets. Historically, this concentration is predominantly among the fixed income products that we distribute. In 2015, 2016 and 2017, the total value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 68%, 73% and 69%, respectively, of the total transaction value of all fixed income products we distributed in 2015, 2016 and 2017. Since 2018, we have adjusted to focus on private equity products that make equity investment in real estate developers with high-quality real estate projects. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

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

In February 2017, the AMAC, released the No. 4 Filing Rules to regulate real estate investments by the securities and futures institutions. According to the No. 4 Filing Rules, private fund managers, such as our company, are required to follow relevant rules with respect to the investment in the real estate development enterprises or projects. See “Item 4. Information on the Company—B. Business Overview—Regulations.” To comply with the No. 4 Filing Rules, we have adjusted our investment strategies and started to increase our investment in real estate or related assets in the cities other than certain popular areas as specified in such rules. AMAC and other regulatory authorities may continue to release new rules and regulations which may impose additional restriction on our business or require us to adjust our current products, services or business practices. As a result, our business, cash flow, or prospect could be materially and adversely affected.

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

Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. Depending on the availability of products suitable, we may not continue this line of services in the future. Furthermore, we negotiate our service fees with our counterparts on a deal-by-deal basis, adding to the level of uncertainty in our revenues from this business.

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

As of December 31, 2017, we derived our revenues from 72 client centers in 46 affluent cities in China and overseas, such as Shanghai, Beijing, Hangzhou and Shenzhen. In 2017, approximately 28.4% of our total revenues were derived from Shanghai and Hangzhou alone. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our high-net-worth clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cyber-security threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

If we do not take adequate measures to prevent security breaches, maintain adequate internal controls or fail to implement new or improved controls, this data, including personal information, could be misappropriated or confidentiality could otherwise be breached. We could be subject to liability if we fail to prevent security breaches, improper access to, or inappropriate disclosure of, any client’s personal information, or if third parties are able to illegally gain access to any client’s name, address, portfolio holdings, or other personal and confidential information. Although we have developed systems and internal control processes that are designed to prevent or detect security breaches and protect our clients’ data, we cannot assure you that such measures will provide absolute security. Any such failure could subject us to claims for identity theft or other similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. In addition, such events would cause our clients to lose their trust and confidence in us, which may result in a material adverse effect on our business, results of operations and financial condition.

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

Before August 2014, Shanghai Jupai held 48% equity in Yibairun Investment Consulting (Beijing) Co., Ltd., or Yibairun, which operates the website of 100run.com. 100run.com displays information on debt and equity securities fund products online, and its clients can invest in such products through the website with a relatively low minimum investment amount. We used to engage Yibairun in the distribution of certain debt and equity securities, but we did not generate any profit from 100run.com. In August 2014, we sold our entire holding in Yibairun to a third-party individual.  In August 2016, Shanghai Runju Financial Information Service Co., Ltd., or Runju, entered into a website authorization agreement with Yibairun, pursuant to which Runju can control, and receive economic benefits from, the operation of 100run.com. In September 2017, we acquired a non-controlling interest in Runju. The aggregate value of wealth management products we sold to 100run.com amounted to RMB1.9 billion, RMB4.5 billion and RMB3.7 billion in 2015, 2016 and 2017, respectively. The laws and regulations regarding peer-to-peer lending and asset management business are constantly and rapidly evolving. The interpretation and enforcement of these laws and regulations remain unclear and are subject to substantial discretion of the regulatory authorities. It is uncertain under the current legal regime whether the business model of 100run.com would require any business licenses or permits it has not obtained. But we cannot rule out the possibility that the relevant regulatory authorities would take a view that require significant adjustment to the business of 100run.com, or even view such business model as conducting asset management business through internet without requisite license, which is prohibited by the relevant regulations. See “Information on the Company—Business Overview—Regulation—Regulations on P2P Lending Business.” If PRC regulatory authorities deem its operations illegal and order 100run.com to cease operations, or promulgate new rules and impose restrictions on the operations of 100run.com, we may no longer be able to distribute products through 100run.com, our investment interest in Runju may be harmed, and our reputation in the investor community may be adversely affected by our historical affiliation with it. As of the date of this annual report, neither Runju nor us has received any rectification notice from government authorities. If we acquire the controlling interest in Runju or Yibairun in the future or other similar platforms to distribute wealth management products, we may also be subject to greater regulatory oversight due to our ownership of those companies.

We are required to register our client centers outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. We have 72 client centers in 46 cities across China and overseas as of December 31, 2017. As of February 28, 2018, 22 of these client centers in their relevant cities have not been registered as branch offices and the net revenues attributable to these centers, in the aggregate, accounted for 9.5%, 9.7% and 6.4% of our net revenues in 2015, 2016 and 2017, respectively. We are in the process of applying for the registration of these client centers, and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2018, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 32.4% of our share capital. As a result of this high level of shareholding, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Also, SINA and Mr. Tianxiang Hu hold 10.9% and 16.0% of our total outstanding shares as of March 31, 2018, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2018, options to purchase 15,642,600 ordinary shares and 8,028,548 restricted shares have been granted, and options to purchase 9,726,528 ordinary shares and 4,135,535 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China, in practice, when managing the various funds, we may also need to invest in projects or funds at the same time. Some targeted projects, such as high-end hotel and office building rental projects are in prohibited or restricted categories for foreign investment. Therefore, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng.

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

We rely on contractual arrangements with our VIEs, Shanghai Jupai and Shanghai E-Cheng, and their respective shareholders to operate a portion of our operations in China, including asset management services, market survey and the direct sale of mutual funds and asset management plans sponsored by mutual fund management companies. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

In 2015, 2016 and 2017, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 40%, 65% and 37% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai and Shanghai E-Cheng. These individuals may have conflicts of interest with us. Shanghai Jupai is approximately 67.7% owned by Mr. Tianxiang Hu, who is one of our principal shareholders, and collectively 32.3% by other four individuals. Conflicts of interest may arise between the roles of Mr. Hu as shareholder of our company and as shareholder of our VIEs. Shanghai E-Cheng is 70.0% owned by Ms. Qimin Wu and 30.0% owned by Mr. Tianxiang Hu. Ms. Wu is our employee. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of Shanghai Jupai and Shanghai E-Cheng may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai Jupai, the shareholders of Shanghai Jupai pledged their equity interests in Shanghai Jupai to Shanghai Juxiang to secure Shanghai Jupai’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. The equity pledges under the equity pledge agreements in connection with Shanghai Jupai have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. And the equity pledges under the equity pledge agreements in connection with Shanghai E-Cheng have not been registered with the relevant local branch of SAIC. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. The PRC Property Law further provides that the registration with the local branch of SAIC is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity interest pledge is duly registered with the local branch of SAIC, such pledge is unenforceable even though the relevant equity pledge agreement is binding.  The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAIC in Shanghai for registration of their equity interest pledge. However, there is no guarantee that the shareholders of Shanghai E-Cheng will complete the registration in a timely manner, or at all. If any shareholder fails to complete such registration, then no security interests will be created and Shanghai Juxiang will not be able to effectively exercise the pledge of such shareholders’ equity interests in Shanghai E-Cheng or at all.  Moreover, if Shanghai Jupai or Shanghai E-Cheng fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in Shanghai Jupai or Shanghai E-Cheng, as applicable, in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their respective shareholders and us, we are effectively subject to the PRC value-added tax at rates from 3% to 6% and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of its respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our consolidated net income may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “History and Development of the Company.” Under the draft Foreign Investment Law, a VIE that is controlled via contractual arrangements will also be deemed as an FIE, if it is ultimately “controlled” by foreign investors. Therefore, for companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIE will be treated as an FIE and any operation in the industry category on the “negative list” without market entry clearance may be found illegal.

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

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

•                  There are uncertainties related to the regulation of the wealth management and asset management business in China, including evolving licensing practices. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “— Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “Item 4. Information on the Company—B. Business Overview— Regulation.”

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Subsequently in 2017, Renminbi has again appreciated significantly against U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and effective as of August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10.0 billion and at least two of these operators each had a turnover of more than RMB400.0 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2.0 billion, and at least two of these operators each had a turnover of more than RMB400.0 million within China) must be cleared by the MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that the merging or acquisition of a company engaged in the wealth management or asset management business requires security review.

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

Our VIE, Shanghai Jupai, was granted certain governmental subsidies and tax preferences in the last two years and these subsidies and tax preferences remain effective as of February 28, 2018. Pursuant to the letter agreement that we entered into with the local county government in January 2013, the local county government agreed to provide us subsidies based on the value-added tax, business tax and enterprise income tax for three years until January 2019. For example, for the year ended December 31, 2015, 2016 and 2017, we received subsidies based on value-added tax, business tax, and enterprise income tax. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by Shanghai Juxiang and Shanghai Jupai. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company — B. Business Overview — Regulations — Regulations on Tax — PRC Enterprise Income Tax.” We do not believe that we or any of our respective subsidiaries outside of China would be a PRC resident enterprise as of February 28, 2018. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

The trading price of our ADSs has ranged from US$7.36 to US$29.00 per ADS in 2017. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we rely on home country practice with respect to the shareholder approval requirement in respect of the establishment or material revision of an equity-compensation plan and the requirements of the NYSE corporate governance listing standards that our compensation committee and nominating and corporate governance committee each be composed of independent directors. Our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, based on a review of our register of shareholders, we had 200,112,371 ordinary shares outstanding (excluding 10,206,534 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan and 593,466 unvested restricted shares). Among these shares, 75,575,304 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Although we declared dividend on our ordinary shares in March 2018, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

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

As of March 31, 2018, our executive officers and directors, together with our shareholders existing before our initial public offering, beneficially own approximately 117,891,969 ordinary shares, or 58.0% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Holders of ADSs may have fewer rights than holders of our ordinary shares and must act through the deposit to exercise those rights

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.  You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the latter provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017, and we will very likely be a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4. INFORMATION ON THE COMPANY

A.                                     History and Development of the Company

We commenced operations in July 2010 through Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai, in China. In August 2012, we incorporated Jupai Investment Group as our offshore holding company in the Cayman Islands and changed our name from Jupai Investment Group to Jupai Holdings Limited, or Jupai, in December 2014. In August 2012, we also established Jupai Hong Kong Investment Limited, or Jupai HK, in Hong Kong, which is wholly owned by Jupai.

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

In March 2016, we acquired 34% equity interest in and 70% contractual earning distribution right of UP Capital Management Limited, or UP Capital, which directly holds 100% equity interest in Juhui Financial Securities Limited, a Hong Kong entity holding the required license to provide financial services to the high-net-worth clients in Hong Kong. We acquired additional 45% equity interest in UP Capital in 2017, and therefore owned 79% ownership and corresponding economic rights in UP Capital as of December 31, 2017. In May 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited which directly holds 100% equity interest in Jucheng Insurance Broker Ltd., a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong.

In connection with our investment in UP Capital and acquisition of Non-Linear Investment Management Limited in 2016, we opened our Hong Kong office in May 2016 to expand our overseas business.

In September 2016, we acquired 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China.

In September 2017, we completed the acquisition of a non-controlling interest in Runju, a company primarily operates an online platform which facilitates the transfer of debt and equity securities, from Shanghai Kushuo Information Technology Limited and an individual shareholder. Shanghai Kushuo Information Technology Limited is a subsidiary of E-House.

In October 2017, we acquired Pushing International Trade (China) Co. Ltd., which directly holds 100% equity interest in Gunan Financial Leasing (Shanghai) Ltd, a PRC entity engaged in financial leasing services.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. With our network of 72 client centers in 46 economically vibrant cities as of December 31, 2017, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in China and overseas. Our high-net-worth client base has grown significantly since our inception. During 2015, 2016 and 2017, we had 8,572, 10,218 and 12,825 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately eight years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2015, 2016 and 2017, approximately 52.1%, 55.6% and 60.9% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention ability despite the fast expansion of our client base.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2017, we sourced third-party products from four domestic and six overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2015, 2016 and 2017, the aggregate value of wealth management products we distributed reached RMB28.4 billion, RMB45.3 billion and RMB54.3 billion, respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services, which we started in 2013, in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2017, the amount of total assets under our sole or shared management was RMB57.5 billion, compared to RMB36.1 billion as of December 31, 2016. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

We generate our revenues in connection with our wealth management product related services from one-time commissions and recurring service fees paid by third-party product providers, corporate borrowers and our own clients. The one-time commissions are calculated based on the value of wealth management products we distribute to our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products and fund products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product advisory services accounted for substantially all of our revenues. We also started to generate asset management services revenues in 2013 from one-time commissions for our fund formation services and from recurring management fees for managing the funds. These fees are typically computed as a percentage of the capital contribution in the funds. We expect the recurring management fees to also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms consulting service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services.

We have experienced substantial growth in recent years. Our net revenues increased significantly from RMB595.0 million in 2015 to RMB1.1 billion in 2016 and to RMB1.7 billion in 2017. The net income attributable to our shareholders increased significantly from RMB153.5 million in 2015 to RMB207.6 million in 2016 and to RMB409.5 million in 2017.  Our net revenues in 2017 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB1,038.7 million, RMB363.7 million, RMB105.0 million and RMB198.8 million, respectively.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. During 2015, 2016 and 2017, we provided wealth management product advisory services to 8,572, 10,218 and 12,825 active clients, respectively. In 2015, 2016 and 2017, the aggregate value of wealth management products we distributed reached RMB28.4 billion, RMB45.3 billion and RMB54.3 billion, respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2015, 2016 and 2017, approximately 52.1%, 55.6% and 60.9% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our strong client retention abilities despite the fast expansion of our client base.

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

Our coverage networks

With our network of 72 client centers in 46 economically vibrant cities in China and overseas as of December 31, 2017, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2017, we operated six client centers in Shanghai, four client centers in Xiamen, three client centers in each of Beijing, Tianjin, Hangzhou, Chengdu and Ningbo, two client centers in each of Qingdao, Suzhou, Guangzhou, Shenzhen, Wuxi, Chongqing, Zhuhai and Nantong, and one client center in 31 other cities in China and overseas.

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

By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of our clients’ expectations for investment products. A significant portion of the products that we help to develop are in the form of private investment funds with real estate as the underlying asset. For those products, the real estate developers benefit from the combination of our industry knowledge and understanding of financial products. Whereas products designed by other providers such as trust companies are typically financed with debt instruments, we are able to design innovative products that feature equity or a combination of debt and equity elements. Products with equity elements are increasingly welcomed by real estate developers because of the higher flexibility in satisfying their financial needs. Along with the trends of the regulatory changes, we have increased our emphasis on products of equity investment in real-estate projects since 2018.  At the same time, those self-developed real estate investment products offer our clients with an alternative to invest in the sharing of long-term profits instead of fixed returns. For the products that we develop and manage in-house, we invest the product proceeds pursuant to the use of proceeds as provided for under the respective product’s subscription documents.

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2017.

	As of December 31,
Product Categories	2015	2016	2017
(Asset Under Management(1))	%(2)	%(2)	%(2)
Fixed Income Products(3)	42	50	62
Private equity and venture capital fund products	46	41	33
Public Market Products	8	8	4
Other Products	4	1	1

(1)         Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total Assets Under Management were RMB12.5 billion, RMB 36.1 billion and RMB57.5 billion as of December 31, 2015, 2016 and 2017, respectively.

(2)         The sum of the following percentages does not necessarily equal 100% due to rounding.

(3)         Fixed income products include real estate related products and other fixed income products.

Other services

Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments We provide consulting services to them and charge them service fees determined on a case-by-case basis. In addition, we work closely with reputable insurance companies or brokerage firms to distribute insurance products to China’s high-net-worth population, including basic coverage policies and annuities, as well as products that come with investment attributes. With our competitive real estate background, we often work closely with developers to structure new products, offering advice on financial as well as commercial terms and serving an advisory role in financing activities.

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2017, we sourced products from four domestic and six overseas product providers for recommendation to our clients. In terms of value, the distribution of a majority of products that we distributed were made on an exclusive basis since 2013. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

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

•                  Other products, including overseas insurance products and foreign-currency denominated alternative investments. We work with insurance companies and insurance brokerage firms both in China and overseas to introduce products such as whole life coverage and universal life coverage. Our product development team often participates in the product design process to develop customized and innovative financing structures and offer foreign-currency denominated products that are an alternative to traditional investments.

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 68%, 73% and 69% of the total transaction value of all fixed income products we distributed in 2015, 2016 and 2017, respectively. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In the period from 2015 to 2017, 18.2%, 26.4% and 23.0% of the amount of the real estate development-related products we distributed were to fund projects in Suzhou, Beijing, Xi’an and Shanghai, respectively. Almost all those products are secured by land use rights and/or security interest over the equity interest of the project company, which has legal title to the constructed buildings before they are sold. In January 2018, AMAC released the Filing Notice that prohibits using the private investment funds to lend money to a corporate borrower and receive fixed return. In response to such changes of the regulatory regime, we have ceased to distribute any new fixed income products invested in real estate related bonds, and we have used, and continue to increasingly use, private equity funds to invest in the real estate industry.

To date, fixed income products, particularly real estate or related fund products, account for a significant portion of our wealth management product related revenue streams. This concentration correlates with the relatively conservative investment appetite and deeply rooted perception among Chinese investors that real estate investments provide more investment transparency and security. In recent years, we started to design unconventional or non-traditional investment products in niche markets, such as fine watch and fine art investment and movie production financing, to cater to the individualized investment needs and tastes of some of our clients. We often customize these products with features and perks such as invitations to movie screenings and guaranteed availability of limited edition items. Such products are especially popular with our clients who have a particular interest in the underlying assets.

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

Eight of the products that we distributed were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB0.5 billion as of December 31, 2017. None of these products, if redeemed, will require a refund of the applicable fees we collected.

The table below lists our top 10 products in 2017 based on the fund raising size of the relevant product:

Product	Product type	Fund Raising Size (RMB in million)
Product I	Fixed income products	1,962.30
Product II	Fixed income products	1,506.70
Product III	Fixed income products	1,241.00
Product IV	Fixed income products	1,172.00
Product V	Fixed income products	1,149.40
Product VI	Fixed income products	1,033.20
Product VII	Fixed income products	999.00
Product VIII	Fixed income products	995.10
Product IX	Fixed income products	812.10
Product X	Fixed income products	800.00

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2017, the team was comprised of 299 people. We started to develop products in-house in 2013. In terms of value, approximately RMB22.7 billion, RMB37.8 billion and RMB48.8 billion of the products that we distributed in 2015, 2016 and 2017, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Offline Marketing Activities.     In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as monthly product roadshows in cities across China and one-on-one wealth management salons. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In addition, we also co-host investment and wealth management-related interviews and talk shows with CBN, an influential finance-themed media platform in China, and publish articles and proprietary research reports in major business and finance magazines and newspapers in China. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors.  In August 2016, we organized our first group of members to attend the investment seminar hosted by the Wharton Business School in the United States. In August 2017, we held first annual celebration event of J+ Club in Sanya, Hainan Province. In 2017, we also celebrated our two-year anniversary of trading and listing on NYSE and organized a series of investment strategy conferences and forums.

Online Marketing Activities.     To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as Weixin and Weibo, through which we introduce basic services information, market research and updates to our members.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including our business process management, or BPM, system that integrates our internal work streams and information flow on one platform to help us operate efficiently, and our client relationship management, or CRM, system that is supported by the Microsoft OA system to help us collect and analyze our clients’ individualized transaction information to provide tailored services, and “Jupai Online,” a mobile application that integrates our online system in assisting our client managers to provide services on the mobile platform for our clients. In 2017, we further enhanced our technology infrastructure to improve the operation and communication efficiency. For example, we launched an internal training platform that provides online courses related to our business and products to our employees, a unified communication platform that allows our wealth management product advisors to closely follow the status of various investment projects, as well as a remote contract execution system and a video conference system covering our offices and branches across the country. We are in the process of upgrading our system and IT infrastructure to further enhance our client service and product management capabilities.

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

•                  Commercial banks, trust companies and insurance companies.   Many commercial banks, trust companies and insurance companies rely on their own wealth management arms and sales forces to distribute their products. We believe that we compete effectively with commercial banks, trust companies and insurance companies due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management product advice and product combinations that suit our clients’ financial objectives.

•                  Asset management service providers.   A number of mutual fund management companies, securities companies and other fund managers have emerged in the asset management business in China in recent years. We believe that we compete effectively due to the quality of our services, our fund sourcing capabilities from third parties and our in-depth experience in industries such as real estate development.

•                  Internet financial service providers. As the wealth management industry rapidly evolves and moves online, we may face competition from new market entrants that distribute wealth management products through websites or mobile platforms.

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

In April 2016, AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures. According to the Fund Raising Measures, only two types of institutions are qualified to conduct fund raising activities for private investment funds: (a) private fund managers which have registered with AMAC (only allowed to raise fund for the funds established and managed by such fund managers); and (b) the fund distributors that have are the members of AMAC and obtained the fund distribution license. In addition, the Fund Raising Measures set out detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit”. We are qualified to conduct the fund raising activities of the funds managed by us and are complying with such procedures when raising the fund.

In February 2017, AMAC released the No. 4 Filing Rules to regulate the securities and futures institution’s investment into the real estate area. According to the No. 4 Filing Rules, private fund managers shall follow relevant rules when investing into real estate development enterprises or projects. Among others, the No.4 Filing Rules specify that AMAC will not accept the filing application of private asset management plans or private funds investing in ordinary residential properties in “popular cities”, including Beijing, Shanghai, Guangzhou, Shenzhen, Xiamen, Hefei, Nanjing, Suzhou, Wuxi, Hangzhou, Tianjin, Fuzhou, Wuhan, Zhengzhou, Jinan and Chengdu, by way of debt investment, the specific types of which are identified in the No. 4 Filing Rules. The No. 4 Filing Rules will influence our business in this regard and we have adjusted our investment strategies and started to increase our investment in real estate or related assets in the cities other than the “popular cities”.  We currently are not able to tell how far the influence will be and whether the filing rule for private real estate investment fund will change in the future.

In January 2018, AMAC issued Notice regarding Filing of Private Investment Fund, or the Filing Notice. The Filing Notice provides that private investment funds are prohibited from raising funds from unqualified investors. It also provides that private investment fund manager should file the contracts and other documents of the fund with AMAC on a timely basis and keep proper records of all filing materials. In addition, the Fling Notice also provides that private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing;(ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. AMAC will not approve the filing of private investment funds that are engaged in the unpermitted debt investment activities. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds.

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

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 and further amended in 2002, 2009, 2014 and 2015. According to the PRC Insurance Law, the China Insurance Regulatory Commission, or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

The principal regulation governing insurance brokerage is the Provisions on the Supervision and Administration of Insurance Brokerage Agency, or the Insurance Brokerage Agency Provisions, promulgated by the CIRC in September 2009, amended and effective as of April 27, 2013 and October 19, 2015. According to the Insurance Brokerage Agency Provisions, an insurance brokerage agency refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage agency established in China must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business issued by the CIRC. Among others, the minimum registered capital for an insurance brokerage agency shall be no less than RMB50.0 million and must be fully paid in. The license of an insurance brokerage agency is valid for a period of three years, and can be renewed subject to the approval of the CIRC.

In addition, the name of an insurance brokerage agency must contain the words “insurance brokerage agency” The license of an insurance brokerage agency is valid for a period of three years. An insurance brokerage agency is subject to CIRC reporting obligations for corporate events such as amendment of constitutional documents, changes in name and address and changes in shareholding.

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

On February 1, 2018, CIRC issued the Provisions on the Supervision and Administration of Insurance Broker, or the Insurance Broker Provision, to replace Insurance Brokerage Agency Provisions and will be effective upon May 1, 2018. Under Insurance Broker Provisions, the definition and licensing requirements of an insurance broker are substantially similar to those of an insurance brokerage agency as provided under the Insurance Brokerage Agency Provisions. In addition, the Insurance Broker Provisions provide certain changes on current supervision and administration of insurance brokerage agency. For example, the insurance broker shall meet following requirements for the operation of the insurance brokerage business, including, among others, (1) the shareholders must meet the requirement stipulated under Insurance Broker Provision and all paid-in capitals must be self-owned and not from any bank loans or others; (ii) certain material aspects of the company, including the registered capital requirement, capital under the custody, business scopes, articles of associations, company name, constitution of management, corporate governance and internal control must, and information management system, must meet relevant legal requirements; (ix) information management system for business and finance complying with regulations of CIRC. The Insurance Broker Provisions also specify that insurance broker that provide personal insurance services nationwide must establish branch offices, and an insurance broker must segregate its reinsurance business from other insurance business. A subsidiary of our VIEs, Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.) has obtained the license for insurance brokerage business.

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

Mutual fund managers shall specify the fee charging items, conditions and methods in fund contracts and prospectuses or announcements, and shall specify the rates and calculation methods for the fee charges therein. When dealing with fund sales business, fund sales agencies may collect subscription fee, purchase fee, redemption fee, switching fee, sales service fee, and other relevant fees from the investors according to fund contracts and prospectuses. When providing value-added services to fund investors, fund sales agencies may charge the fund investors value-added service fee. In addition, they shall not charge investors extra fees unless otherwise agreed in fund contracts, prospectuses and fund sales service contracts. Yumao, a subsidiary of Shanghai Jupai, has obtained a license from the CSRC for mutual fund sales on December 15, 2014. Yumao has started to sell mutual fund products and other regulated fund products since 2017.

Regulations on P2P Lending Business

The online peer-to-peer, or P2P, lending services are subject to the PRC Contract Law, the General Principles of the Civil Law of the PRC, related judicial interpretations promulgated by the Supreme People’s Court and other particular rules, laws and regulations specifically regulating online financial services.

As a type of contract, the loan agreements in the online peer-to-peer, or P2P, lending business must meet the requirements of the PRC Contract Law as well as the relevant Supreme People’s Court’s guidance regarding contract formation, validity, performance, enforcement and assignment of contracts. In addition, under the PRC Contract Law and the guidance issued by the Supreme People’s Court in August 2015 on Certain Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, a contractual interest rate of above 36% per annum will not be enforceable while the enforceability of interest rates between 24% to 36% depends on the facts of the case.

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

In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high will be supported by the PRC courts; and (ii) in the context of Internet finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, such intermediary fee will be determined as invalid.

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

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries, or P2P Measures, pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. P2P measures provide that none of internet lending information intermediary may engage in or be entrusted to engage in any of the following activities: (1) financing for its own projects, or doing so in a disguised form; (2) accepting or collecting lenders’ funds, directly or indirectly; (3) offering guarantees to lenders or promise guaranteed returns, directly or disguisedly; (4) promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones; (5) granting loans, unless otherwise provided by laws and regulations; (6) dividing the term of financing projects; (7) selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ asset management products, funds, insurance or trust products, or other financial products on behalf of others; (8) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (9) mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending; (10) fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers; (11) providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives; (12) providing equity crowdfunding services; and (13) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans. P2P Measures also stipulate that an internet lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single internet lending information intermediary and from all internet lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total from all platforms. The loan balance upper limit for a legal person or other organizations shall be not more than RMB 1 million borrowed from a single internet lending information intermediary platform and not more than RMB 5 million in total from all platforms.

In February 2017, the CBRC issued the Guidelines for the Funds Custodian Business of Online Lending, which further clarifies the custodian requirement for the funds of investors and borrowers held by online lending information service providers. In August 23, 2017, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, which further specifies the disclosure requirements for online lending information service providers.

In December 2017, the Office of the Leading Group for the Special Rectification for Internet Financial Risks and the Office of the Leading Group for the Special Rectification for P2P Lending Risks jointly issued Notice on Regulating and Cleaning up the Cash Loan Business, or Circular 141. Circular 141 prohibits micro-credit companies from raising money through a P2P company. Circular 141 further provides that a “P2P company”: (i) shall not facilitate loan transactions with interest rates that exceed the upper limit according to the laws and regulations; (ii) shall not outsource core business functions including customers information collection, customers identifying and screening, credit assessing etc.; (iii) shall not involve banking financial institutions in online P2P lending business; and (iv) shall not provide online lending services for (a) students or borrowers lacking repayment capabilities, (b) property down payment loans, or (c) borrowing without specified use.

Subsequent to the issuance of Circular 141, the P2P Special Rectification Office released the Circular 57 which requires competent local authorities to jointly inspect and examine whether a P2P company complies with the P2P Measures and other relevant laws and regulations. Circular No.57 also reinstated and clarified the restricted or prohibited business activities of P2P Companies as provided in the P2P Measures and other relevant laws and regulations. A P2P company would only be qualified to register with local financial regulatory authority, or P2P Registration, after passing the inspection and examination conducted in accordance with Circular 57. Circular 57 further requires that local government authorities to complete the P2P Registration for P2P companies no later than the end of June 2018. A P2P company that fails to pass the acceptance inspections or completes the P2P Registration is not permitted to engage in the online lending business, otherwise it may be subject to administrative sanctions, including but not limited to revoking its license, shutting down its business websites and ceasing its business activities through financial institutions.

On March 28, 2018, the Office of the Leading Group for the Special Rectification for Internet Financial Risks issued the Notice on Strengthening the Rectification and Conducting Review and Acceptance of Asset Management Business Conducted through Internet, or Circular 29. Circular 29 emphasized that asset management business conducted through internet is subject to the oversight of financial regulatory authorities and the licensing requirements. Any public issuance or sales of asset management products through internet without requisite license or permit would be deemed as illegal fund raising and is prohibited. The existing business without license should cease operations no later than June 2018 or a later date as approved by relevant authorities. Internet platforms are not allowed to act as the agent for any types of trading exchanges to sell the asset management products.

Regulation on for Entrusted Loan of Commercial Bank

In January 2018, CBRC issued the Notice of the China Banking Regulatory Commission on Promulgation of the Administrative Measures for Entrusted Loans undertaken by Commercial Banks, or Entrusted Loan Measure. According to the Entrusted Loan Measures, the “entrusted loan” refers to the loan provided by a trustor and granted by a commercial bank (trustee) on behalf of the trustor to a borrower determined by the trustor, and the purpose, amount, currency, duration and interest rate of such loan are determined by the trustor. A commercial bank shall not accept any of the following types of funds for entrusted loans: (i) funds from others that entrusted the trustors to manage, (ii) bank loans, (iii) various special funds of special purposes (unless otherwise required by relevant authorities under the State Council), (iv) other borrowings (unless otherwise required by relevant authorities under the State Council), or (v) funds of which the source cannot be proved. The above restriction, however, is not applicable to the funds raised by a corporate group for bond issuance or applied within a group. Starting from January 2018, the private investment funds managed by us have ceased to make debt investment through the structure of entrusted loans.

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

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that were not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The current version of the Foreign Investment Catalogue came into effect in July 2017. The industries listed in this version are divided into two categories: encouraged industries and the industries with special entry administration measure, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was further revised in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of an FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required.

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

In addition, if our PRC subsidiary and consolidated entities plan to engage in promoting or distributing wealth management plans through the Internet, or allows our clients to purchase wealth management products on any of our websites, such business is likely to be deemed as value-added telecommunications service and call for approvals from relevant authorities. Foreign investment in telecommunications businesses is governed by the State Council’s Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued by the State Council in December 2001 and amended in February 2016, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China cannot exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China. Although MIIT promulgated its Notice on Lifting Foreign Investment Restrictions on Online Data and Deal Processing Business in June 2015, which permits foreign ownership, in whole or in part, of online data and deal processing business, a sub-type of value-added telecommunications service, we still expect our potential business of online promotion and distribution of wealth management products to face foreign investment restrictions or uncertainties, since it is not clear whether our potential business will be deemed as online data and deal processing.

We plan to engage in the direct sales of mutual funds and asset management plans sponsored by mutual fund management companies. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. In practice, such license is generally unavailable to foreign invested enterprises or their subsidiaries. In order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang, our PRC subsidiary, with Shanghai Jupai, our PRC variable interest entity. In December 2014, Yumao obtained the mutual fund sales license, and accordingly, we have started the sale of mutual fund products and other regulated fund products through Yumao since 2017. Similarly, although asset management services are not prohibited or restricted from foreign investments, PRC authorities are more accustomed to dealing with domestic PRC fund managers without foreign investment. As a result, we conduct our asset management services through our VIE to ensure smooth operations.

Our PRC subsidiary is also not allowed to engage in insurance brokerage businesses. Therefore, our insurance brokerage related business is carried out principally through Jupai HK and our consolidated entities. In 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited, which directly holds 100% equity interest of a Hong Kong entity with the required license to provide the insurance brokerage services in Hong Kong, and 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China, and we plan to engage in the insurance brokerage businesses in the PRC relying on licenses held by these consolidated entities.

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

Regulation Relating to Privacy Protection and Network Security

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

Furthermore, the PRC Network Security Law, which took effect in June 2017, requires a network operator, including among others, the owners, administrator and service providers of network, to adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Network Security Law emphasizes that any individuals and organizations that use networks must not endanger network security or use networks to engage in unlawful activities such as those endangering national security, economic order and the social order or infringing the reputation, privacy, intellectual property rights and other lawful rights and interests of others. The Network Security Law has also reaffirmed certain basic principles and requirements on personal information protection previously specified in other existing laws and regulations, including those described above. Any violation of the provisions and requirements under the Network Security Law may subject an internet service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which took effect in January 2008, and further amended in February 2017, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

PRC Value Added Tax

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services.

In March 2016, the MOF and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect in May 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. In November 2017, PRC State Counsel issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The tax rate for VAT shall be, among others, (1) 17% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (2) 11% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (3) 6% for taxpayers engaged in sale of services and intangible assets, unless otherwise stipulated in VAT Regulation.

In 2017, MOF and SAT issued Notice on Issues Relating to VAT on Asset Management Products, or Circular 56, which became effective in January 2018. According to Circular 56, VAT taxable transactions in the operations of asset management products by their managers should temporarily use simple tax computation method and be levied at 3%. In order to be qualified for the 3% VAT rate, the asset management product managers are required to separate the audit of revenues and VAT taxable amount of the operations of assets management products business from other businesses. The management services provided by the managers as entrusted by the investors or by the trustee to the entrusted assets should still apply ordinary VAT rate in accordance with the relevant laws and regulations.

PRC Dividend Withholding Tax

Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

For a discussion of applicable PRC tax regulations, also see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Taxation.”

C.            Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of February 28, 2018:

Jupai Holdings Limited (Cayman)
100%
Jupai Investment Limited (BVI)
100%
Jupai Investment International Limited (BVI)
80%
JP holdings LA LLC (US) (1)
100%
Scepter Pacific Limited (BVI)
79%
UP Capital Asset Management Limited (BVI) (2)
85%
Non-liner Investment Management Limited (BVI) (3)
100%
Jupai Hong Kong Investment Limited (HK)
100%
Scepter Holdings Limited (HK)
100%
Juhui Financial Securities Limited (HK)
100%
Jucheng Insurance Broker Limited (HK)
100%
Pushing International Trade (China) Co., Limited (HK)
100%
100%
Shanghai Juxiang Investment Management Consulting Co., Ltd
100%
Gunan Financial Leasing (Shanghai) Ltd.
Baoyi Investment Consulting (Shanghai) Co., Ltd
Shanghai Jupai Investment Group Co., Ltd (4)
Shanghai E-Cheng Asset Management Co., Ltd (5)
99.99%
100%
Shanghai Jupai Yumao Fund Sales Co., Ltd
85%
Juzhou Asset Management (Shanghai) Co., Ltd (6)
100%
Shanghai Jupai Yongyu Insurance Brokers Ltd.
85%
Shanghai Jupeng Asset Management Ltd. (7)
100%
Shanghai Yidexin Equity Investment Management Co., Ltd
100%
Shanghai Yubo Investment Management Co., Ltd
60%
Shanghai Yidezeng Equity Investment Center
62%
Shanghai Yidezhen Equity Investment Center
Shanghai Baoyixuan Investment Center (LP)
40%
40%
38%
0.01%
Hangzhou Yideshanzhen Investment Partnership (LP)
60%
Direct Ownership
Contractual Arrangements

Notes:

(1)         The remaining 20% of the equity interest is owned by Mr. Tianxiang Hu.

(2)         The remaining 21% of the equity interest is owned by a third party unrelated to us.

(3)         The remaining 15% of the equity interest is owned by a third party unrelated to us.

(4)         Shanghai Jupai is one of our VIEs. Mr. Tianxiang Hu, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang hold 67.7%, 10%, 8.3%, 8% and 6% of the equity interest in Shanghai Jupai, respectively.

(5)         Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng. Ms. Qimin Wu is our employee.

(6)         The remaining 15% of the equity interest is owned by a third party unrelated to us.

(7)         The remaining 15% of the equity interest is owned by a third party unrelated to us.

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

Contractual Arrangement with Shanghai E-Cheng

We entered into a series of contractual arrangements with Shanghai E-Cheng and its previous shareholders in May 2014. In March 2017, upon the completion of equity transfer of Shanghai E-Cheng, we terminated the previous contractual arrangements with its previous shareholders, and entered into another set of contractual arrangements with its new shareholders. The following is a summary of the currently effective contractual arrangements by and among Shanghai Baoyi, Shanghai E-Cheng, and the shareholders of Shanghai E-Cheng.

Exclusive Support Agreement.     Pursuant to the exclusive support agreement between Shanghai Baoyi and Shanghai E-Cheng dated May 13, 2017, Shanghai Baoyi provides Shanghai E-Cheng with a series of consulting services on an exclusive basis and is entitled to receive related fees. This agreement will be effective as long as Shanghai E-Cheng exists. Shanghai Baoyi is entitled to terminate the agreement early if (i) the Shanghai E-Cheng breaches the agreement, and within 30 days upon written notice, fails to rectify its breach, take sufficient, effective and timely measures to eliminate the effects of breach, and compensate for any losses incurred by the breach; (ii) the applicable consolidated VIE is bankrupt or is subject to any liquidation procedures and such procedures are not revoked within seven days; or (iii) due to any event of force majeure, Shanghai E-Cheng’s failure to perform its obligations under the agreement lasts for over 20 days. Except as provided in the preceding sentence, Shanghai Baoyi is entitled to terminate the agreement early at any time by sending a written notice 20 days in advance, for any reason. The agreement does not include a provision for early termination by Shanghai E-Cheng. Unless expressly provided by this agreement, without prior written consent of Shanghai Baoyi, Shanghai E-Cheng may not engage any third party to provide the services offered by Shanghai Baoyi under this agreement.

Loan Agreements.     Pursuant to the loan agreement among Shanghai Baoyi and the shareholders of Shanghai E-Cheng dated March 13, 2017, Shanghai Baoyi made loans in an aggregate amount of RMB1.0 million to the shareholders of Shanghai E-Cheng solely for the incorporation and capitalization of Shanghai E-Cheng. Pursuant to the loan agreement, the shareholders must repay the loans one time upon the maturity date of the loan and Shanghai Baoyi has the right to use the loan to, or designate a third party to, buy all of the equity interests in Shanghai E-Cheng held by the shareholders. The loan is interest free and the term of the loan is (i) the expiration of 20 years from the date of the loan agreement, (ii) the expiration of Shanghai Baoyi’s operation term or (iii) the expiration of Shanghai E-Cheng’s operation term whichever is the earliest. Shanghai Baoyi can require the shareholders to and the shareholders may apply to repay all or a portion of the loan before the maturity date with a 30 days prior written notice. Under each of the circumstances, Shanghai Baoyi is entitled to, or designate a third party to, buy all or a portion of the shareholders’ equity interests in Shanghai E-Cheng on a pro rata basis based on the amount of the repaid principal of the loan.

Exclusive Call Option Agreement.     Under the exclusive call option agreement among Shanghai Baoyi, Shanghai E-Cheng and the its shareholders dated March 13, 2017, each of the shareholders of Shanghai E-Cheng irrevocably and unconditionally granted to Shanghai Baoyi or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his equity interests in Shanghai E-Cheng. Also, Shanghai Baoyi or its designee has the right to acquire any and all of the assets of Shanghai E-Cheng. Without Shanghai Baoyi’s prior written consent, Shanghai E-Cheng’s shareholders cannot transfer their equity interests in Shanghai E-Cheng, and Shanghai E-Cheng cannot transfer its assets. The acquisition price for the shares or assets will be the corresponding capital contribution in Shanghai E-Cheng’s registered capital or the corresponding assets’ net booking value, or, if the minimum amount of consideration permitted under the PRC law is higher than the capital contribution or the net booking value, will be such minimum amount at the time of the exercise of the option. The agreement will not be terminated until after all of the equity interest and assets of Shanghai E-Cheng have been transferred to Shanghai Baoyi or its designee.

Equity Interest Pledge Agreement.     Under the equity pledge agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated March 13, 2017, the shareholders pledged all of their equity interests in Shanghai E-Cheng to Shanghai Baoyi to guarantee the performance of all the obligations of Shanghai E-Cheng and its shareholders under the loan agreement, exclusive option agreement, voting rights proxy agreement and the equity interest pledge agreement. If Shanghai E-Cheng or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Upon the due registration, this pledge will remain effective until all the contractual obligations are performed and the guaranteed loan has been paid off.

Shareholder Voting Rights Proxy Agreement.     Under the voting rights proxy agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated March 13, 2017, each shareholder of Shanghai E-Cheng irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai E-Cheng, including but limited to the power to vote on its behalf on all matters of Shanghai E-Cheng requiring shareholder approval in accordance with the articles of association of Shanghai E-Cheng. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai E-Cheng in a yearly basis.

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

D.            Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 12,062 square meters in Shanghai, China. As of December 31, 2017, we have in aggregate 72 client centers in Shanghai, Beijing, Hangzhou, Shenzhen, Suzhou, Chengdu, Tianjin, Ningbo, Nanjing, Xiamen, Wuhan, Chongqing, Nantong, Guangzhou, Qingdao, Shenyang, Changzhou, Qidong, Fuzhou,  Jiaxing, Quanzhou, Taiyuan, Wenzhou, Wuxi, Xi’an and other 21 cities in China and overseas. We lease most of our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we plan to renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term
Shanghai premises	Starting from	December 20, 2016	to	November 1, 2017
	Expiring from	December 31, 2017	to	October 31, 2020
Beijing premises	Starting from	April 1, 2016	to	September 1, 2017
	Expiring from	May 24, 2018	to	August 31, 2020
Hangzhou premises	Starting from	September 7, 2015	to	August 15, 2017
	Expiring from	September 6, 2018	to	August 14, 2020
Suzhou premises	Starting from	September 1, 2017	to	March 1, 2018
	Expiring from	March 31, 2018	to	February 28, 2021
Tianjin premises	Starting from	August 16, 2015	to	October 1, 2017
	Expiring from	August 15, 2018	to	September 30, 2019
Xiamen premise	Starting from	March 20, 2016	to	November 14, 2018
	Expiring from	February 28, 2018	to	June 11, 2020
Shenzhen premise	Starting from	February 4, 2016	to	May 10, 2016
	Expiring from	February 3, 2018	to	May 9, 2018
Chengdu premise	Starting from	July 10, 2015	to	January 20, 2016
	Expiring from	July 9, 2018	to	January 19, 2019
Chongqing premise	Starting from	May 1, 2016	to	March 27, 2017
	Expiring from	April 30, 2019	to	March 31, 2020
Guangzhou premise	Starting from	February 20, 2016	to	July 16, 2016
	Expiring from	February 19, 2019	to	July 15, 2019
Qingdao premise	Starting from	January 31, 2016	to	May 1, 2016
	Expiring from	January 30, 2019	to	April 30, 2019
Wuxi premise	Starting from	July 15, 2015	to	December 9, 2015
	Expiring from	July 14, 2018	to	December 8, 2018
Ningbo premise	Starting from	December 1, 2015	to	January 1, 2018
	Expiring from	December 1, 2018	to	December 31, 2020
Fuzhou premise	Starting from	June 22, 2015	to	August 5, 2018
	Expiring from	June 21, 2020	to	August 4, 2023
Yiwu premise	Starting from	June 11, 2015	to	February 1, 2018
	Expiring from	June 10, 2018	to	January 31, 2021
Zhuhai premise	Starting from	February 16, 2017	to	February 28, 2017
	Expiring from	February 15, 2020	to	February 29, 2020
Nanjing premise		April 28, 2016	to	April 27, 2018
Qidong premise		November 1, 2016	to	October 31, 2019
Wuhan premise		February 16, 2017	to	March 15, 2020
Nantong premise		December 13, 2017	to	December 12, 2020
Shenyang premise		May 11, 2017	to	May 10, 2018
Changzhou premise		December 25, 2017	to	January 31, 2020
Jiaxing premise		April 28, 2015	to	April 27, 2020
Quanzhou premise		November 20, 2015	to	November 19, 2020
Taiyuan premise		June 1, 2015	to	May 31, 2018
Wenzhou premise		May 25, 2015	to	May 24, 2018
Xi’an premise		October 20, 2017	to	January 19, 2021
Jiangyin premise		January 1, 2016	to	February 25, 2019
Zhengzhou premise		February 1, 2016	to	January 31, 2019
Hefei premise		January 18, 2016	to	January 17, 2019
Zhoushan premise		February 15, 2016	to	February 14, 2019
Dalian premise		April 6, 2016	to	April 5, 2019
Changshu premise		June 10, 2016	to	June 9, 2019
Zhangjiagang premise		May 1, 2016	to	June 30, 2019
Taizhou premise		July 15, 2016	to	July 14, 2019
Changchun premise		June 17, 2016	to	July 5, 2019
Changsha premise		August 9, 2016	to	August 8, 2019
Quzhou premise		October 1, 2016	to	September 30, 2019
Shaoxing premise		December 6, 2016	to	December 5, 2019
Nanchang premise		December 25, 2016	to	December 24, 2019
Kunming premise		April 6, 2017	to	April 5, 2019
Dongguan premise		April 1, 2017	to	March 31, 2020
Yangzhou premise		April 16, 2017	to	May 15, 2020
Yantai premise		September 20, 2017	to	October 19, 2020
Los Angeles premise		April 3, 2017	to	April 2, 2019
Hongkong premise		July 1, 2017	to	January 15, 2020

The lease agreements typically have terms of approximately one to five years that are renewable by the parties subject to early termination. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.            Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. In 2015, 2016 and 2017, the aggregate value of wealth management products we distributed to our clients reached RMB28.4 billion, RMB45.3 billion and RMB54.3 billion, respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB57.5 billion as of December 31, 2017.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers or fees collected from our clients. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. We started to manage a new public markets fund in the second quarter of 2015, which pays carried interest, if any. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring management fees for our wealth management product related and asset management services beginning in 2013. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms and companies service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2015, 2016 and 2017, our one-time commissions and other service fees in combination accounted for 56.6%, 66.0% and 72.5% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 43.4%, 34.0% and 27.5% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB95.5 million and accounted for 5.6% of our total net revenues in 2017.

We have experienced substantial growth in recent years. Our net revenues increased significantly from RMB595.0 million in 2015 to RMB1.1 billion in 2016 and to RMB1.7 billion in 2017. The net income attributable to our shareholders increased significantly from RMB153.5 million in 2015 to RMB207.6 million in 2016 and to RMB409.5 million in 2017.

Key Components of Our Results of Operations

Net Revenues

We derive net revenues mainly from the provision of wealth management product related services and asset management services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product related services accounted for substantially all of our revenues. In 2013, we started to provide asset management services. In 2016, we provided consulting services to some peer firms in the asset management industry and charged them consulting service fees determined on a case-by-case basis depending on the nature and extent of our services. We also categorize revenues into third-party revenues and related-party revenues. Our related-party revenues consist primarily of one-time commissions and recurring management fees paid by limited partnership funds where we serve as general partner or co-general partner or other funds where we serve as managers. The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%

Net revenues:
One-time commission	336,450,269	56.6	633,186,866	56.1	1,038,703,144	60.8
Related party	165,843,076	27.9	423,428,837	37.5	737,075,406	43.1
Third party	170,607,193	28.7	209,758,029	18.6	301,627,738	17.7
Recurring service fee	116,165,047	19.5	123,176,616	10.9	105,000,840	6.2
Related party	23,871,450	4.0	12,768,313	1.1	10,042,890	0.6
Third party	92,293,597	15.5	110,408,303	9.8	94,957,950	5.6
Recurring management fees(1)	142,393,961	23.9	260,621,739	23.1	363,651,247	21.3
Related party	142,393,961	23.9	260,621,739	23.1	363,651,247	21.3
Third party	—	—	—	—	—	—
Other service fee	—	—	110,725,223	9.9	198,806,391	11.7
Related party	—	—	16,959,964	1.5	117,307,566	6.9
Third party	—	—	93,765,259	8.4	81,498,825	4.8
Net revenues	595,009,277	100.0	1,127,710,444	100.0	1,706,161,622	100.0

Note:

(1)         We recognized RMB29.9 million and RMB95.5 million carried interest as part of our recurring service and management fees in 2016 and 2017, respectively. We did not recognize any carried interest before 2015.

One-Time Commissions.     We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced an increase in the absolute amount of one-time commission from 2015 to 2017 due to our growth. One-time commission as a percentage of our total net revenues remain within a relatively small range above 50%.

Recurring Service Fees.     During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met.  In 2015, 2016 and 2017 we recorded RMB61.6 million, RMB14.6 million and RMB13.8 million of such performance fees, respectively. From 2016 to 2017, recurring service fee declined as we provide on-going services to fewer product suppliers.

Recurring Management Fees.     We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment.  We managed to increase the absolute amount of recurring management fee revenues and stabilized its percentage of our total net revenues from 2015 to 2017 as we expanded our asset management services.  The amount of assets under our sole or shared management increased from RMB12.5 billion in 2015 to RMB36.1 billion in 2016 and RMB57.5 billion in 2017.  As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB55.5 million, RMB15.3 million and RMB81.7 million in 2015, 2016 and 2017, respectively.

Other Service Fees.  Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investments. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured. In the year ended December 31, 2017, we recorded other service fees of RMB198.8 million.

While we expect that our one-time commissions will continue to account for the majority of our net revenues, recurring management fees are expected to constitute a relatively stable portion of our net revenues as we continue to steadily grow our asset management business. We expect to see a decline in revenues from recurring service fees due to our ongoing services to fewer product suppliers.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2015, 2016 and 2017, we incurred channel fees in the amount of RMB221.0 million, RMB410.1 million and RMB320.9 million, respectively.

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

	Year Ended December 31,
	2015		2016		2017
Product type	RMB in millions	%(1)	RMB in millions	%(1)	RMB in millions	%(1)

Fixed income products	15,430	54.3	29,963	66.1	45,437	83.7
Private equity and venture capital fund products	7,461	26.2	9,354	20.6	6,375	11.7
Public market products	4,232	14.9	3,981	8.8	449	0.8
Other products	1,296	4.6	2,001	4.4	2,055	3.8
All products	28,418	100	45,299	100	54,316	100

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute, and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB22.7 billion, RMB37.8 billion and RMB48.8 billion of the products that we distributed in 2015, 2016 and 2017, respectively, were either products developed and managed by us or third-party products that we helped design.

Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. The amount of fixed income products as a percentage of all products has remained high during the periods indicated primarily due to their more manageable risk profile, which is preferred by many of our clients. The percentage of private equity and venture capital fund products has declined from 2015 to 2017 because the clients tend to be less risk tolerant.  We intend to continue to increase the percentage of our self-developed products in the future in order to increase the recurring management fees.

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

Our “assets under management” or “AUM” refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, our management fees for almost all our AUM are calculated based on the historical cost balance of the AUM and where the AUM is denominated in currencies other than Renminbi, its historical cost balance is translated into Renminbi upon contribution. The table below sets forth the roll-forward of different types of our AUM, including the inflows (asset growth) and outflows (asset expiration or liquidation upon maturity) of the AUM during the periods indicated:

	As of December 31,				As of December 31,
	2016		Inflows	Outflows	2017
Product type	Balance (RMB in millions)	%(1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	%(1)

Fixed income products	18,161.1	50.3	40,211.9	(22,815.1)	35,557.9	61.8
Private equity and venture capital fund products	14,970.7	41.4	4,450.4	(553.2)	18,867.9	32.8
Public market products	2,980.3	8.2	831.2	(1,439.5)	2,372.0	4.1
Other products	29.2	0.1	715.4	(10.2)	734.4	1.3
All products	36,141.3	100	46,208.9	(24,818.0)	57,532.2	100

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

2017 compared to 2016

The total amount of assets under management was RMB57.5 billion as of December 31, 2017, an increase of RMB21.4 billion, or 59.2%, from RMB36.1 billion as of December 31, 2016. The net increase was due to:

Inflows of RMB46.2 billion contributions related to:

•                                    RMB40.2 billion in fixed income products primarily due to RMB30.0 billion raised for products with underlying assets in real estate;

•                                    RMB4.5 billion in private equity and venture capital fund products contributed by RMB3.4 billion raised for products in consumer discretionary industry, and the remaining in various industries, such as healthcare, TMT (“Telecommunication, Media and Technology”) industry;

Outflows of RMB24.8 billion attributable to:

•                                    RMB22.8 billion in fixed income products primarily due to RMB17.6 billion liquidation of products with underlying assets in real estate upon maturity;

•                                    RMB1.4 billion in public market products primarily due to liquidation of products mainly related to private investments in public companies.

	As of December 31,				As of December 31,
	2015		Inflows	Outflows	2016
Product type	Balance (RMB in millions)	%(1)	Balance (RMB in millions)	Balance (RMB in millions)	Balance (RMB in millions)	%(1)

Fixed income products	5,315.1	42.5	20,693.0	(7,847.0)	18,161.1	50.3
Private equity and venture capital fund products	5,695.4	45.6	9,275.3	—	14,970.7	41.4
Public market products	1,007.7	8.1	2,305.4	(332.8)	2,980.3	8.2
Other products	475.4	3.8	29.2	(475.4)	29.2	0.1
All products	12,493.6	100	32,302.9	(8,655.2)	36,141.3	100

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

2016 compared to 2015

The total amount of assets under management was RMB36.1 billion as of December 31, 2016, an increase of RMB23.7 billion, or 189%, from RMB12.5 billion as of December 31, 2015. The net increase was due to:

Inflows of RMB32.3 billion contributions related to:

•                                    RMB20.7 billion in fixed income products primarily due to RMB19.4 billion raised for products with underlying assets in real estate;

•                                    RMB9.3 billion in private equity or venture capital fund products driven by RMB3.8 billion raised for products in TMT industry, and RMB1.1 billion raised for products in consumer discretionary industry, and the remaining in various industries, such as healthcare;

•                                    RMB2.3 billion in public market products mainly related to private investments in public companies.

Outflows of RMB8.7 billion attributable to:

•                                    RMB7.8 billion in fixed income products primarily due to RMB7.1 billion liquidation of products with underlying assets in real estate upon maturity.

	As of December 31,				As of December 31,
	2014		Inflows	Outflows	2015
Product type	Balance (RMB in millions)	%(1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	%(1)

Fixed income products	2,298.0	94.1	6,668.4	(3,651.4)	5,315.1	42.5
Private equity and venture capital fund products	56.0	2.3	5,639.4	—	5,695.4	45.6
Public market products	—	—	1,007.7	—	1,007.7	8.1
Other products	88.0	3.6	387.4	—	475.4	3.8
All products	2,442.0	100	13,702.9	(3,651.4)	12,493.6	100

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

2015 compared to 2014

The total amount of assets under management was RMB12.5 billion as of December 31, 2015, an increase of RMB10.1 billion, or 411.6%, from RMB2.4 billion as of December 31, 2014. The net increase was due to:

Inflows of RMB13.7 billion contributions related to:

•                                    RMB6.7 billion in fixed income products primarily due to RMB4.5 billion raised for products with underlying assets in real estate;

•                                    RMB5.6 billion in private equity and venture capital fund products driven by products in TMT industry, consumer discretionary industry and healthcare industry;

•                                    RMB1.0 billion in public market products mainly related to private investments in public companies.

Outflows of RMB3.7 billion attributable to:

•                                    RMB3.7 billion in fixed income products primarily due to RMB2.2 billion liquidation of products with underlying assets in real estate upon maturity.

Fee Rates.     Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years.  The one-time commission rates we charge on fixed income products with a term of no more than six months typically range from 0.1% to 2% and these fee rates are the lowest among fixed income products we distribute. The one-time commission rates we charge on fixed income products with a term of three years or more typically range from 6% to 8% and these fee rates are the highest among the fixed income products we distribute. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The recurring service fee rates that we charge on fixed income products are within the range of 0.2% to 1.5% per year. The tenure of fixed products typically ranges from 7 days to three years.  The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1% to 7%.  The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 3% annually. The tenure of equity related products typically ranges from half one year to ten years. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee. Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

The table below sets forth the weighted average recurring fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2015	2016	2017
Product type	%	%	%

Fixed income products	1.05	0.70	0.76
Private equity and venture capital fund products	1.41	1.02	0.85
Public market products	1.24	1.17	1.21
Other products	1.17	0.46	1.06
All products	1.40	0.73	0.81

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff increased significantly from 1,489 as of December 31, 2015 to 2,138 as of December 31, 2016 and to 2,520 as of December 31, 2017. Such increase was a result of the growth of our business, in particular the increase in our wealth management product advisors and client managers needed for our business expansion. We also hired additional employees to support our geographic expansion. We plan to continue to expand our coverage and anticipate that the absolute amount of operating expenses related to employee compensation will increase as a result.

The number of our client centers increased in recent years. We had 50, 79 and 72 client centers as of December 31, 2015, 2016 and 2017, respectively. In 2017, we replaced some small-scale client centers with a fewer number of larger client centers in order to improve our operating efficiency. Our rental expenses have also increased significantly, in line with the increase in the total office area of our client centers. As we establish additional client centers and expand our office area, we anticipate that the absolute amount of rental expenditures will increase accordingly.

We expect our total operating costs and expenses to continue to increase at a slightly faster rate compared to revenues in the near future as we continue to add headcount, build our brand and promote our services.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	%

Operating costs and expenses:
Cost of revenues	235,943,955	39.7	477,034,912	42.4	737,507,904	43.2
Selling expenses	87,091,525	14.6	237,297,482	21.0	282,171,751	16.5
General and administrative and expenses	91,777,836	15.4	155,958,876	13.8	204,052,576	12.0
Other operating income — government subsidy	(23,684,945)	(4.0)	(37,385,834)	(3.3)	(41,138,443)	(2.4)
Total operating costs and expenses	391,128,371	65.7	832,905,436	73.9	1,182,593,788	69.3

Cost of Revenues

Our cost of revenues consists of compensation to wealth management product advisors, product development team members and client managers and social welfare and share-based compensation. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

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

Other Operating Income — Government Subsidy

Other operating income is cash subsidies received from local governments as incentives for registering and operating business in certain local districts, typically granted based on the amount of value-added tax and income tax payments we make in these local districts in a given period. These subsidies do not entail other obligations on our part and allow us full discretion in utilizing the funds, which we use for general corporate purposes. The local governments may decide to reduce, eliminate or cancel these subsidies at any time. See “Item 3. Key Information—D. Risk Factors — Risk Related to Doing Business in China — The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.”

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

Revenue Recognition

We derive revenue primarily from one-time commissions and recurring service fees paid by product providers for whom we distribute wealth management products, and recurring management fee and carried interest paid by funds we manage. Starting from the second half of 2016, we also began to earn other service fees for consulting services to some peer firms in the asset management industry and companies in need of such service.

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

Recurring Service Fees.

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

Recurring Management Fees.

Recurring management fee arises from the fund management services provided to funds we manage, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocations of profits that are a component of our general partnership interests and fund managing interests in the limited partnership and contractual funds and is not recognized until the end of the fund’s contract term when the carried interest is determined and distributed. Management fee received in advance of the specified contract period and in the limited circumstances carried interest received before the end of the fund’s contract term are recorded as deferred revenues.

Other Service Fees.

Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and companies in need of such service. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured.

Multiple Element Arrangements.

We enter into multiple element arrangements when a product provider or underlying corporate borrower engages it to provide both wealth management marketing and recurring services or other services. We also provide wealth management marketing, recurring services and other services to funds that we serve as general partner/co-general partner or fund manager.

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

VSOE. We determine VSOE based on its historical pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range.

TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our products and services contain certain level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor services’ selling prices are on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

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

We have vendor specific objective evidence of selling price for our wealth management marketing services as we provide such services on a stand-alone basis. For certain wealth management marketing services related to private equity products, if vendor specific objective evidence is not available, we adopt BESP to establish selling prices. We have not sold our recurring services or other services on a stand-alone basis. However, the recurring management fee or recurring service fee we charge as general partner/co-general partner or fund manager/fund advisor is consistent with the fee at which we would transact if the recurring services were sold regularly on a stand-alone basis. Other service fees we charge for consulting services is consistent with that at which we would quote if the service is provided on a stand-alone basis. As such, we believe the fee we charge represents our best estimate of the selling price for our recurring services and other services. We allocate arrangement consideration based on the relative selling price, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

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

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that our deferred tax assets are realizable in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. According to ASU 2015-17, we recognized deferred tax assets and liabilities as non-current assets and liabilities for the year ended December 31, 2017. Prior balances were not retrospectively adjusted.

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

We have substantially completed the assessment of all revenue from existing contracts with customers and expects to implement this standard on a modified retrospective approach. The timing and amount of revenue recognition under the new standard is not expected to differ materially from the current revenue standard. We will adopt the new revenue recognition guidance effective January 1, 2018.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). The amended guidance (i) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (ii) eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is currently required to be disclosed for financial instruments measured at fair value; (iii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments and (iv) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amended guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amended guidance related to equity securities without readily determinable fair values (including the disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption. We are currently evaluating the impact of this guidance on the financial statements. We will adopt this guidance since January 1, 2018.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We expect no material impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740).  Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party.  Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods.  We expect no material impact of adoption of this guidance on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. We expect no material impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. We chose to early adopt this guidance.

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

	For the Year Ended December 31,
	2015	2016	2017
	(in RMB, except share and share related data)
Revenues:
Third-party revenues	266,182,435	415,295,453	479,917,547
Related party revenues	336,254,013	716,130,680	1,232,785,709
Total revenues	602,436,448	1,131,426,133	1,712,703,256
Business taxes and related surcharges	(7,427,171)	(3,715,689)	(6,541,634)
Net revenues	595,009,277	1,127,710,444	1,706,161,622
Operating cost and expenses:
Cost of revenues	(235,943,955)	(477,034,912)	(737,507,904)
Selling expenses	(87,091,525)	(237,297,482)	(282,171,751)
General and administrative expenses	(91,777,836)	(155,958,876)	(204,052,576)
Other operating income-government subsidy	23,684,945	37,385,834	41,138,443
Total operating cost and expenses	(391,128,371)	(832,905,436)	(1,182,593,788)
Income from operations	203,880,906	294,805,008	523,567,834
Other income:
Interest income	2,794,977	3,712,918	11,385,895
Investment income	19,076,015	12,619,887	10,012,216
Gain from disposal of investment in affiliates	2,330,001	—	—
Realized exchange gain	2,095,199	(19,568)	(2,040,641)
Total other income	26,296,192	16,313,237	19,357,470
Income before taxes and loss from equity in affiliates	230,177,098	311,118,245	542,925,304
Income tax expense	(67,246,490)	(82,612,132)	(122,998,509)
Gain from equity in affiliates	4,333,847	1,539,316	2,579,447
Net income	167,264,455	230,045,429	422,506,242
Net income attributable to non-controlling interests	(13,787,949)	(22,461,561)	(13,014,063)
Net income attributable to Jupai shareholders	153,476,506	207,583,868	409,492,179
Net income attributable to ordinary shareholders	153,476,506	207,583,868	409,492,179

2017 Compared to 2016

Net Revenues.     Our net revenues increased by 51.3% from RMB1.1 billion in 2016 to RMB1.7 billion in 2017.

Our net revenues from one-time commissions increased by 64.0% from RMB633.2 million in 2016 to RMB1,038.7 million in 2017, primarily as a result of an increase in the number of active clients, added advisors at existing centers and increased fee rate. Our number of active clients increased by 25.5% from 10,218 in 2016 to 12,825 in 2017. Our average transaction value per client was RMB4.2 million in 2017 as compared to RMB4.4 million in 2016. The marginal decline in the average transaction value per client was primarily because we distributed more fixed income products, which have a lower minimum investment amount.

The amount of net revenues from recurring service fees decreased by 14.8% from RMB123.2 million in 2016 to RMB105.0 million in 2017 because we provided ongoing services to fewer products in 2017. As part of the recurring services fees, our recognized variable performance fees decreased from RMB14.6 million in 2016 to RMB13.8 million in 2017.

Our net revenues from recurring management fees increased from RMB260.6 million in 2016 to RMB363.7 million in 2017, which was primarily attributable to the increase in the amount of AUM and carried interest from liquidated products in 2017 as compared with 2016. RMB15.3 million and RMB81.7 million carried interest was recognized as part of our recurring management fees in 2016 and 2017, respectively.

Starting from the second half of 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2016 and 2017, we generated other services fees of RMB111.1 million and RMB198.8 million, respectively.

Operating Costs and Expenses.     Our total operating costs and expenses increased by 42.0% from RMB832.9 million in 2016 to RMB1,182.6 million in 2017, as a result of increases in our cost of revenues, selling expenses and general and administrative expenses as we continued to invest heavily in our infrastructure and support staff.

•                  Cost of Revenues.   Cost of revenues increased by 54.6% from RMB477.0 million in 2016 to RMB737.5 million in 2017, primarily due to a combination of an increase in both the number of wealth management advisors and client managers and the performance-based compensation. Our wealth management advisory services personnel increased by 6% from 1,575 as of December 31, 2016 to 1,666 as of December 31, 2017. We anticipate that our cost of revenues will continue to increase as we hire more wealth management product advisors and client managers for our existing and new client centers and as we distribute more wealth management products.

•                  Selling Expenses.   Our selling expenses increased by 18.9% from RMB237.3 million in 2016 to RMB282.2 million in 2017, primarily due to an increase in marketing expenses.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 30.8% from RMB156.0 million in 2016 to RMB204.1 million in 2017. This increase was primarily due to an increase of RMB42.3 million in compensation paid to our managerial and administrative personnel.

•                  Other Operating Income — Government Subsidy.   Other operating income increased by 10.0% from RMB37.4 million in 2016 to RMB41.1 million in 2017.

Other Income and Expenses.     Our total other income increased substantially from RMB16.3 million in 2016 to RMB19.4 million in 2017 primarily due to an increase of RMB7.7 million in interest income.

Income Tax Expense.     Our income tax expense increased by 48.9% from RMB82.6 million in 2016 to RMB123.0 million in 2017, as a result of an increase in our income before taxes.

Net Income.     As a result of the above, we recorded a net income of RMB422.5 million in 2017, an 83.7% increase compared to a net income of RMB230.0 million in 2016.

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

The amount of net revenues from recurring service fees increased by 6.0% from RMB116.2 million in 2015 to RMB123.2 million in 2016. As part of the recurring services fees, our recognized variable performance fees decreased from RMB61.6 million in 2015 to RMB14.6 million in 2016.

Our net revenues from recurring management fees increased from RMB142.4 million in 2015 to RMB260.6 million in 2016, which was primarily attributable to the increase in the amount of assets under our management in 2016 as compared with 2015. RMB55.5 million and RMB15.3 million carried interest was recognized as part of our recurring management fees in 2015 and 2016, respectively.

In 2016, we generated other service fee of RMB111.1 million from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments.

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

•                  Selling Expenses.   Our selling expenses increased by 172.5% from RMB87.1 million in 2015 to RMB237.3 million in 2016, primarily due to an increase in marketing and brand promotion expenses.

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

B.            Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2015, 2016 and 2017 were for operating and investing activities, primarily cash management investing activities. As of December 31, 2017, we had RMB1.5 billion in cash and cash equivalents, consisting of cash on hand and demand deposits, which are unrestricted as to withdrawal and use. Approximately 75.3% of our cash and cash equivalent as of December 31, 2017 was held in China, more than 45.2% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2017, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

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

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated entities only through loans, subject to applicable government registration and approval requirements. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. See “Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrustment loans or direct loans to its shareholders in compliance with applicable laws and regulations, who then contribute the loans to the VIEs through contractual arrangements as capital injection similar to the shareholder loan structure as under the VIE structure with respect to Shanghai E-Cheng. See “Item 4. Information on the Company—C. Organizational Structure”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	(in RMB)
Consolidated Statement of Operations Data
Net cash provided by operating activities	369,053,507	188,263,729	617,527,056
Net cash (used in)/provided by investing activities	(75,307,251)	1,878,091	(74,041,982)
Net cash provided by financing activities	293,994,196	114,406,429	(121,147,657)
Effect of exchange rate changes	14,657,999	23,120,744	(17,726,303)
Net increase in cash and cash equivalent	602,398,451	327,668,993	404,611,114
Cash and cash equivalents — beginning of the year	193,098,712	795,497,163	1,123,166,156
Cash and cash equivalents — end of the year	795,497,163	1,123,166,156	1,527,777,270

Operating Activities

Net cash provided by operating activities in 2017 was RMB617.5 million, primarily attributable to a net income of RMB422.5 million, non-cash items of RMB64.4 million, and a net increase of RMB130.6 million due to change in working capital. The net increase due to change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB110.9 million, a decrease in accounts receivables and other receivables in aggregate of RMB47.5 million, an increase in income tax payable and other tax payable in aggregate of RMB40.2 million, and an increase in other current liabilities of RMB45.4 million, partially set off by an increase in amounts due from related parties of RMB105.0 million..

Net cash provided by operating activities in 2016 was RMB188.3 million, primarily attributable to a net income of RMB230.0 million and non-cash items of RMB49.8 million, partially offset by a net decrease of RMB91.5 million due to change in working capital. The net decrease due to change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB21.0 million, an increase in deferred revenue of RMB63.4 million and an increase in income tax payable and other tax payable in aggregate of RMB53.8 million, partially set off by an increase in accounts receivables and other receivables in aggregate of RMB83.9 million, and increase in amounts due from related parties of RMB 118.3 million. The increase in deferred revenues was primarily driven by the increase in the number and size of funds under our management, as well as the portion of cash payments received in relation to the management fees that can be recognized during the period. As of December 31, 2014, 2015 and 2016, we had five, 65 and 214 contractual funds under our management, respectively. Unlike funds organized in the form of limited partnerships, we typically receive services fees for the entire contractual term of a contractual fund, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded.

Net cash provided by operating activities in 2015 was RMB369.1 million, primarily attributable to a net income of RMB167.3 million, non-cash items of RMB7.0 million and a net increase of RMB194.8 million due to change in working capital. The net increase due to change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB67.0 million, a decrease in amounts due from related parties of RMB14.7million, an increase in deferred revenue of 112.3 million and an increase in income taxes payable and other tax payable in aggregate of RMB88.0 million, partially offset by an increase accounts receivables and other receivables in aggregate of RMB42.5 million, and an increase in deferred tax assets of RMB33.6 million. The increase in deferred revenues from related parties was primarily driven by the increase in the number and size of funds under our management, as well as the portion of cash payments received in relation to the management fees and carried interest that can be recognized during the period. As of December 31, 2014 and 2015, we had five and 65 contractual funds under our management, respectively. Unlike funds organized in the form of limited partnerships, we typically receive services fees for the entire contractual term of a contractual fund, which varies from six months to two years, at the beginning of the service period, resulting in a relatively larger amount of deferred revenue being recorded.

Investing Activities

Net cash used in investing activities in 2017 was RMB74.0 million. Our investments consist primarily of purchases of property, plant, equipment, investment in held-to-maturity investment and investments in affiliates, which, in the aggregate, accounted for cash out-flow of RMB573.8 million, partially offset by proceeds from investments of RMB499.8 million.

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

Financing Activities

Net cash used in financing activities in 2017 was RMB121.1 million, primarily attributable to the dividend paid by us.

Net cash provided by financing activities in 2016 was RMB114.4 million, primarily attributable to proceeds from issuance of new shares through private placement.

Net cash provided by financing activities in 2015 was RMB294.0 million, primarily attributable to the net proceeds from our initial public offerings.

Capital Expenditures

Our capital expenditures were RMB12.4 million, RMB52.6 million and RMB39.1 million in 2015, 2016 and 2017, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB)
Operating leases	193,259,977	76,189,668	109,062,375	8,007,934	—
Other long term liabilities(1)	87,175,000	87,175,000	—	—	—
Total	280,434,977	163,364,668	109,062,375	8,007,934	—

(1)         Represents our obligations to provide capital injections to certain equity method investees.

For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                    Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	54	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	50	Director
Guoping Yang	62	Independent Director
Linda Wong	54	Independent Director
Bang Zhang	50	Independent Director
Hongchao Zhu	58	Independent Director
Min Liu	44	Chief Financial Officer
Liang Li	37	Chief Operating Officer

Mr. Jianda Ni has served as our chairman of the board since April 2015, and as our chief executive officer since May 2017 and previously from April 2015 to February 2017. Prior to joining our company, he served as the Chairman of Shanghai Industrial Holdings Limited, or SIHL, from July 2010, an executive director of SIHL from February 2014 and an executive director of Shanghai Industrial Investment (Holdings) Co., Ltd. from November 2013. Prior to July 2010, he was a deputy chief executive officer of SIHL. In the past, Mr. Ni also served as a director and president of Shanghai Urban Development and the general manager of Shanghai Xuhui Real Estate Management Co., Ltd., the deputy general manager of Shanghai Urban Development and the general manager of the real estate department of China Huayuan Group Ltd. Mr. Ni received a bachelor’s degree from Shanghai University and a master’s degree in business administration from La Trobe University of Australia.

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 25 years of experience in China’s real estate industry and is one of the co-founders of E-House and has served as E-House’s chairman since its inception. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-House and a NYSE-listed company, since its inception. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and chairman of Real Estate Service Committee of China Real Estate Association. He is also honorary vice-chairman of Shanghai Young Entrepreneur Association and rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

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

Ms. Linda Wong has served as our independent director since July 2015. Ms. Wong has over 25 years of experience in the banking business. In the recent five years, Ms. Wong primarily worked as the management and consultant of internet finance companies. Ms. Wong has served as the CEO and consultant at Neo Internet Financial Services (Shenzhen) since 2017. Prior to that, she served as the CEO in charge of the internet finance business at Evergrande Group from September 2015 to June 30, 2016. From July 2012 to August 2015, she served as the chairman and CEO of PingAn Pay, a subsidiary of PingAn Insurance Group. She was the managing director and head of Hong Kong and China Consumer Banking of DBS Bank (HK) Limited from September 2008 to June 2012, and CEO China and head of consumer business at ABN AMRO N.V. from May 2004 to August 2008, and was the head of retail banking at Citi Bank China from 2001 to 2004. She worked at Standard Chartered Bank in Hong Kong from June 1989 to June 2000 and Bank of Credit and Commerce from June 1986 to May 1989. Ms. Wong holds an International Investment Advisory Certificate. She received her bachelor’s degree in computing science and statistics from University of Guelph, Canada and a diploma in business management form Henley on Thames, UK in 1999.

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as an independent director of ChinaCache International Holdings Limited (Nasdaq: CCIH) since August 2017. He has served as the chief financial officer at DG Group from 2016 and the chief financial officer at Golden Jaguar from 2013 to 2015. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

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

B.                                     Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB15.0 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors.  We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2018, options to acquire a total of 15,642,600 ordinary shares and 8,028,548 restricted shares have been granted and options to acquire 9,726,528 ordinary shares and 4,135,535 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2018, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Jianda Ni	*	US$	1.00	2-Apr-15	1-Apr-25
Jianda Ni	*		—	26-Aug-15	25-Aug-25
Xin Zhou	*	US$	0.66	16-Jul-15	7-Aug-24
Min Liu	*	US$	0.48	1-Jul-14	30-Jun-24
Min Liu	*		—	27-Feb-17	26-Feb-27
Liang Li	*	US$	0.48	1-Jul-14	30-Jun-24
Liang Li	*		—	27-Feb-17	26-Feb-27
Bang Zhang	*		—	26-Aug-15	25-Aug-25
Linda Wong	*		—	26-Aug-15	25-Aug-25
Guoping Yang	*		—	26-Aug-15	25-Aug-25
Hongchao Zhu	*		—	26-Aug-15	25-Aug-25
Hongchao Zhu	*	US$	0.66	16-Jul-15	7-Aug-24
Total	6,531,512

*                 Less than 1% of our total outstanding share capital.

As of March 31, 2018, other employees as a group held options/restricted shares to purchase 9,001,290 ordinary shares of our company, with the exercise prices ranging from US$0 to US$1.1 per ordinary share.

C.                                    Board Practices

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. The directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Nominating and Corporate Governance Committee.     Our nominating and corporate governance committee consists of Linda Wong and Guoping Yang. Linda Wong is the chairperson of our nominating and corporate governance committee. Linda Wong and Guoping Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

We had 1,489, 2,138 and 2,520 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees by function as of December 31, 2017:

Functional Area	Number of Employees	% of Total(1)
Wealth Management	1,666	66%
Product Sourcing, Monitoring and Development	299	12%
Marketing	32	1%
Management and Administration	523	21%
Total	2,520	100%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 200,112,371 ordinary shares outstanding as of March 31, 2018, excluding 10,206,534 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan and 593,466 unvested restricted shares.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni(1)	21,360,471	10.6%
Xin Zhou(2)	43,884,591	21.9%
Guoping Yang(3)	*	* %
Linda Wong(4)	*	* %
Bang Zhang(5)	*	* %
Hongchao Zhu(6)	*	* %
Min Liu	*	* %
Liang Li	*	* %
All Directors and Executive Officers as a Group	68,353,570	33.6%

Principal Shareholders:
E-House (China) Holdings Limited(2)(7)	43,809,591	21.9%
Tianxiang Hu(8)	32,773,912	16.0%
SINA Corporation(9)	21,798,340	10.9%
High-Gold Worldwide Limited(1)(10)	19,853,538	9.9%

Notes:

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 200,112,371, and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2018.

*                 Less than 1% of our total outstanding ordinary shares.

**          Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, Shanghai, People’s Republic of China.

(1)         Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, and (ii) 1,506,933 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018.

(2)         Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options or vesting of restricted shares within 60 days after March 31, 2018, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. As of March 23, 2018, Mr. Xin Zhou held 100% of the shares of E-House Holdings and is the sole director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)         The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(4)         The business address of Ms. Linda Wong is 8 Century Avenue, Lujiazui, Pudong, Shanghai, People’s Republic of China.

(5)         The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(6)         The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East yan’an Road, Shanghai, 200002, China.

(7)         Represents 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. The business address of E-House (China) Holdings Limited is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(8)         Represents (i) 27,740,074 ordinary shares held by Juda Holding Inc., a British Virgin Islands company wholly owned and controlled by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Tianxiang Hu on February 14, 2017, (ii) 138,393 ADSs held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2018 .

(9)         Represents 21,798,340 ordinary shares held by SINA Corporation as last reported in a Schedule 13G filed by SINA Corporation and SINA Hong Kong Limited on February 5, 2016.  The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

(10)  Represents 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned by and controlled by Mr. Jianda Ni. as reported in a Schedule 13D jointly filed by Mr. Jianda Ni and High-Gold Worldwide Limited on January 23, 2018. The business address of High-Gold Worldwide Limited is Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, Shanghai, China.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2018, we had 200,112,371 ordinary shares outstanding, excluding 10,206,534 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan and 593,466 unvested restricted shares. To our knowledge, we had only one record shareholder in the United States. JPMorgan Chase Bank, N.A., which is the depositary of our ADS program, held approximately 40.8% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

Revenues from Related Parties

We provided management services to 168 funds in 2017. In 2017, we generated revenues from one-time commission fee in a total amount of RMB739.9 million, and recurring management fee in a total amount of RMB365.0 million (including carried interest of RMB81.7 million. In 2017, we generated revenues from other service fee in a total amount of RMB117.8 million. As of December 31, 2017, we had RMB235.8 million unpaid service fees due from these funds and had RMB234.5 million prepaid services fees from these funds recorded as deferred revenues.

Amount due to Related Parties

As of December 31, 2017, we had RMB27.3 million due to related parties, which mainly represent investment proceeds that we collect on behalf of certain funds managed by us.

IT Services from Related Party

In 2017, we engaged Shanghai Yunchuang Information Technology Co., Ltd. to upgrade “Jupai Online” platform and we recognized the total service consideration of RMB14,150,943 into intangible assets.

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

Dividend Policy

On March 12, 2018, we declared cash dividends in an aggregate amount of approximately US$20.0 million (being US$0.1 per ordinary share) to our shareholders. Holders of our ADSs were entitled to cash dividend of US$0.6 per ADS. The cash dividend will be paid on or about May 31, 2018.

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

ITEM 9. THE OFFER AND LISTING

A.                                     Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015. Our ADSs trade under the symbol “JP.”

The following table provides the high and low trading prices for our ADSs on the NYSE for each period indicated.

	Trading Price
	High	Low
	US$	US$

Annual Highs and Lows
2015 (since July 16, 2015)	11.55	7.72
2016	10.18	7.49
2017	29.00	7.36

Quarterly Highs and Lows
Second Quarter 2016	10.18	8.00
Third Quarter 2016	8.78	7.49
Fourth Quarter 2016	9.51	7.64
First Quarter 2017	9.70	8.40
Second Quarter 2017	9.22	7.50
Third Quarter 2017	13.98	7.36
Fourth Quarter 2017	29.00	13.22
First Quarter 2018

Monthly Highs and Lows
October 2017	29.00	13.22
November 2017	27.31	17.51
December 2017	19.68	14.62
January 2018	24.42	18.36
February 2018	22.63	17.50
March 2018	22.17	17.84
April 2018 (through April 11)	20.72	18.91

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                     Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of February 28, 2018, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States,(ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2017, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB2.8 million, RMB3.7 million and RMB11.4 million in 2015, 2016 and 2017, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash and cash equivalents of RMB1,527.8 million as of December 31, 2017, and interest income of RMB11.4 million for the year ended December 31, 2017 primarily derived from our cash and cash equivalents.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. As of December 31, 2017, we had a U.S. dollar denominated cash balance of US$33.8 million. Assuming we had converted the U.S. dollar denominated cash balance of US$33.8 million as of December 31, 2017 into Renminbi at the exchange rate of US$1.00 for RMB6.5063 as of December 29, 2017, this cash balance would have been RMB219.9 million. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-204950), in relation to our initial public offering, which became effective on July 15, 2015. We received net proceeds of approximately RMB270.2 million from our initial public offering. For the period from July 15, 2015 to December 31, 2017, we used these net proceeds as follows:

•                  Approximately RMB6.5 million to set up new client centers and expand our coverage network, including hiring additional wealth management product advisors and client managers;

•                  Approximately RMB3.3 million to fund capital expenditures in new office buildings, infrastructure and enhanced information technology system for operational needs; and

•                  Approximately RMB238.3 million for general corporate purposes, including funding potential acquisitions of complementary business.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2017. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report  “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

	For the Year Ended December 31,
	2016	2017
	(in thousands of RMB)
Audit fees(1)	5,191	5,905
Other service fee	—	—

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

None.

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

4.4

Amended and Restated Operating Agreement by and among Shanghai Juxiang, Shanghai Jupai and its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.5

Amended and Restated Consulting Services Agreement by and between Shanghai Juxiang and Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.6

Amended and Restated Call Option Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.7

Amended and Restated Voting Rights Proxy agreement by and among Shanghai Juxiang and each shareholder of Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.8

Amended and Restated Equity Pledge Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.9

Amendment to Agreements by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.10

English translation of Exclusive Support Agreement by and between Shanghai Baoyi and Shanghai E-Cheng, dated May 14, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.11

English translation of Loan Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated April 28, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.12

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

Exhibit Number	Description of Document

4.13

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.14

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.15

Share Purchase Agreement, by and among the Registrant, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.16

Share Subscription Agreement, between Julius Baer Investment Ltd. and the Registrant, dated as of December 28, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

4.17

Subscription Agreement, by and between the Registrant and SINA Hong Kong Limited, dated as of December 30, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

4.18*	English translation of Termination Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated March 13, 2017

4.19*	English translation of Loan Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017

4.20*	English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017

4.21*	English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017

4.22*	English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017

8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of AllBright Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

Exhibit Number	Description of Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPAI HOLDINGS LIMITED

	By:	/s/ Jianda Ni
		Name:	Jianda Ni
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 12, 2018

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2016 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited and subsidiaries and VIEs and VIEs’ subsidiaries (the “Group”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes and the Financial Statements Schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Convenience Translation

As discussed in Note 2(z), our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(z). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 12, 2018

We have served as the Company’s auditor since 2014.

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD

Assets
Current assets:
Cash and cash equivalents	1,123,166,156	1,527,777,270	234,815,067
Short-term investments (including short-term investments measured at fair value of RMB5,210,000 and nil, as of December 31, 2016 and 2017, respectively)	25,210,000	23,203,612	3,566,330
Accounts receivable (net of allowance for doubtful accounts)	52,111,944	53,512,590	8,224,734
Other receivables	71,064,287	22,989,264	3,533,385
Amounts due from related parties	133,560,483	268,760,059	41,307,665
Deferred tax assets— current	55,791,373	—	—
Other current assets	12,551,186	12,276,204	1,886,818
Total current assets	1,473,455,429	1,908,518,999	293,333,999
Long-term investments	70,450,000	50,450,000	7,754,023
Intangible assets, net	83,072,545	74,350,855	11,427,517
Goodwill	277,752,765	261,621,691	40,210,518
Prepayment for acquisition	77,560,000	—	—
Investment in affiliates	85,830,444	181,922,556	27,960,986
Property and equipment, net	37,199,812	44,957,054	6,909,773
Other non-current assets	14,238,686	32,459,581	4,988,946
Deferred tax assets— non-current	8,494,738	71,807,042	11,036,540
Total Assets	2,128,054,419	2,626,087,778	403,622,302

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB13,202,322 and RMB17,211,922 as of December 31, 2016 and 2017, respectively)	101,864,007	212,718,285	32,694,202
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB88,720,024 and RMB11,589,669 as of December 31, 2016 and 2017, respectively)	138,131,812	179,224,777	27,546,344
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB30,650,996 and RMB13,137,192 as of December 31, 2016 and 2017, respectively)	58,189,283	57,325,185	8,810,720
Dividend payable (including dividend payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB10,160,503 and nil as of December 31, 2016 and 2017, respectively)	10,160,503	—	—
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB1,435,700 and RMB2,000,000 as of December 31,2016 and 2017, respectively)	6,118,678	27,294,813	4,195,136
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB117,167,110 and RMB152,688,070 as of December 31,2016 and 2017, respectively)	121,644,250	171,546,620	26,366,233
Deferred revenues (including deferred revenues of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB36,098,862 and RMB16,639,706 as of December 31,2016 and 2017, respectively)	36,432,195	17,921,745	2,754,522
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB1,737,863 and RMB6,467,967 as of December 31, 2016 and 2017, respectively)	10,397,008	31,941,785	4,909,362
Total current liabilities	482,937,736	697,973,210	107,276,519

Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB74,798,150 and RMB58,319,769 as of December 31, 2016 and 2017, respectively)	75,413,617	62,917,485	9,670,240
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,583,565 and RMB5,426,548 as of December 31, 2016 and 2017, respectively)	5,677,905	6,611,915	1,016,233
Non-current uncertain tax position liabilities (including uncertain tax position liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,938,816 and nil as of December 31, 2016 and 2017, respectively)	5,938,816	—	—
Deferred tax liabilities— non-current (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil as of December 31, 2016 and 2017, respectively)	9,815,595	4,717,167	725,015
Total Liabilities	579,783,669	772,219,777	118,688,007

Shareholders’ Equity:
Ordinary Shares ($0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 193,720,706 and 198,143,739 shares issued and outstanding, as of December 31, 2016 and 2017, respectively)	606,170	620,953	95,439
Additional paid-in capital	1,059,906,023	1,116,742,286	171,640,147
Retained earnings	362,922,123	661,218,074	101,627,357
Accumulated other comprehensive income	77,171,557	40,770,443	6,266,302
Total Jupai shareholders’ equity	1,500,605,873	1,819,351,756	279,629,245
Non-controlling interests	47,664,877	34,516,245	5,305,050
Total Equity	1,548,270,750	1,853,868,001	284,934,295
Total Liabilities and Total Equity	2,128,054,419	2,626,087,778	403,622,302

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Revenues
Third party revenues	266,182,435	415,295,453	479,917,547	73,761,977
Related party revenues	336,254,013	716,130,680	1,232,785,709	189,475,694
Total revenues	602,436,448	1,131,426,133	1,712,703,256	263,237,671
Business taxes and related surcharges	(7,427,171)	(3,715,689)	(6,541,634)	(1,005,431)
Net revenues	595,009,277	1,127,710,444	1,706,161,622	262,232,240
Operating cost and expenses:
Cost of revenues	(235,943,955)	(477,034,912)	(737,507,904)	(113,352,889)
Selling expenses	(87,091,525)	(237,297,482)	(282,171,751)	(43,369,004)
General and administrative expenses	(91,777,836)	(155,958,876)	(204,052,576)	(31,362,307)
Other operating income — government subsidy	23,684,945	37,385,834	41,138,443	6,322,863
Total operating cost and expenses	(391,128,371)	(832,905,436)	(1,182,593,788)	(181,761,337)
Income from operations	203,880,906	294,805,008	523,567,834	80,470,903

Interest income	2,794,977	3,712,918	11,385,895	1,749,980
Investment income	19,076,015	12,619,887	10,012,216	1,538,849
Gain from disposal of investment in affiliates	2,330,001	—	—	—
Realized exchange gain (loss)	2,095,199	(19,568)	(2,040,641)	(313,640)
Total other income	26,296,192	16,313,237	19,357,470	2,975,189
Income before taxes and gain from equity in affiliates	230,177,098	311,118,245	542,925,304	83,446,092
Income tax expense	(67,246,490)	(82,612,132)	(122,998,509)	(18,904,525)
Gain from equity in affiliates	4,333,847	1,539,316	2,579,447	396,453
Net income	167,264,455	230,045,429	422,506,242	64,938,020
Net income attributable to non-controlling interests	(13,787,949)	(22,461,561)	(13,014,063)	(2,000,224)
Net income attributable to ordinary shareholders	153,476,506	207,583,868	409,492,179	62,937,796

Net income per share:
Basic	1.06	1.08	2.09	0.32
Diluted	1.01	1.03	1.99	0.31
Weighted average number of shares used in computation:
Basic	114,124,300	192,674,014	195,467,414	195,467,414
Diluted	119,598,947	200,765,917	205,671,904	205,671,904

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income

(In RMB)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net income	167,264,455	230,045,429	422,506,242	64,938,020
Other comprehensive income, net of tax:
Change in fair value of available-for-sale investment, net of tax of RMB312,320, nil and nil in 2015, 2016 and 2017, respectively.	936,959	—	—	—
Disposal of available-for-sale investment, net of tax of RMB326,553, nil and nil in 2015, 2016 and 2017, respectively.	(979,665)	—	—	—
Change in cumulative foreign currency translation adjustment	34,375,809	44,026,895	(36,377,776)	(5,591,162)
Other comprehensive income	34,333,103	44,026,895	(36,377,776)	(5,591,162)
Comprehensive income	201,597,558	274,072,324	386,128,466	59,346,858
Less: comprehensive income attributable to non-controlling interest	13,847,117	23,670,962	13,037,401	2,003,812
Comprehensive income attributable to ordinary shareholders	187,750,441	250,401,362	373,091,065	57,343,046

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2015	61,244,980	198,113	43,046,402	1,861,749	80,128	45,186,392	4,403,889	49,590,281
Net income	—	—		153,476,506	—	153,476,506	13,787,949	167,264,455
Dividend distributed to non-controlling interest	—	—	—	—	—	—	(1,050,000)	(1,050,000)
Issuance of ordinary shares in connection with business acquisition	32,481,552	99,350	344,768,507	—	—	344,867,857	—	344,867,857
Change in fair value of available-for-sale investment, net of tax of RMB312,320	—	—	—	—	936,959	936,959	—	936,959
Disposal of available for sale investment, net of tax of RMB326,553	—	—	—	—	(979,665)	(979,665)	—	(979,665)
Foreign currency translation adjustments	—	—	—	—	34,316,641	34,316,641	59,168	34,375,809
Issuance of ordinary shares to public, net of issuance cost	29,970,000	91,669	259,016,528	—	—	259,108,197	—	259,108,197
Conversion of preferred share	55,890,227	170,948	234,088,810	—	—	234,259,758	—	234,259,758
Share-based compensation	—	—	15,895,439	—	—	15,895,439	—	15,895,439
Balance at December 31, 2015	179,586,759	560,080	896,815,686	155,338,255	34,354,063	1,087,068,084	17,201,006	1,104,269,090
Net income	—	—		207,583,868	—	207,583,868	22,461,561	230,045,429
Private placement	12,471,000	40,550	138,566,650	—	—	138,607,200	—	138,607,200
Share-based compensation			21,423,694	—	—	21,423,694	—	21,423,694
Option exercised	789,480	2,618	3,102,915	—	—	3,105,533	—	3,105,533
Restricted shares vested	873,467	2,922	(2,922)	—	—	—	—	—
Capital contribution by non-controlling interest shareholder	—	—	—	—	—	—	6,979,904	6,979,904
Non-controlling interest from acquisitions	—	—	—	—	—	—	9,973,508	9,973,508
Foreign currency translation adjustment	—	—	—	—	42,817,494	42,817,494	1,209,401	44,026,895
Dividend distributed to non-controlling interest shareholder	—	—	—	—	—	—	(10,160,503)	(10,160,503)
Balance at December 31, 2016	193,720,706	606,170	1,059,906,023	362,922,123	77,171,557	1,500,605,873	47,664,877	1,548,270,750
Net income	—	—	—	409,492,179	—	409,492,179	13,014,063	422,506,242
Share-based compensation	—	—	30,455,939	—	—	30,455,939	—	30,455,939
Option exercised	3,427,569	11,413	11,667,134	—	—	11,678,547	—	11,678,547
Restricted shares vested	995,464	3,370	(3,370)	—	—	—	—	—
Dividend distribution	—	—	—	(111,196,228)	—	(111,196,228)	(5,992,000)	(117,188,228)
Purchase of subsidiary shares from non-controlling interests	—	—	14,716,560	—	—	14,716,560	(20,194,033)	(5,477,473)
Foreign currency translation adjustment	—	—	—	—	(36,401,114)	(36,401,114)	23,338	(36,377,776)
Balance at December 31, 2017	198,143,739	620,953	1,116,742,286	661,218,074	40,770,443	1,819,351,756	34,516,245	1,853,868,001

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	167,264,455	230,045,429	422,506,242	64,938,020
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,019,795	29,679,790	32,572,171	5,006,251
Allowance for doubtful accounts	—	—	3,997,417	614,392
Income from equity in affiliates	(4,333,847)	(1,539,316)	(2,579,447)	(396,453)
Gain from disposal of investment in affiliates	(2,330,001)	—	—	—
Investment loss (income) on investment securities	(18,499,384)	198,208	—	—
Impairment loss for a held-to-maturity investment	3,200,000	—	—	—
Share based compensation	15,895,439	21,423,694	30,455,939	4,680,992
Changes in operating assets and liabilities:
Accounts receivable	(20,318,891)	(25,988,894)	(1,400,646)	(215,275)
Other receivables	(22,209,033)	(57,915,196)	48,869,539	7,511,111
Other assets	(349,015)	3,173,970	(16,663,128)	(2,561,076)
Short term investments — trading securities	(2,579,599)	1,566,400	5,210,000	800,762
Amounts due from related party	14,722,220	(118,339,158)	(104,991,509)	(16,136,899)
Accrued payroll and welfare expenses	66,956,154	20,985,042	110,854,278	17,037,991
Income tax payable	61,434,310	34,794,805	41,092,965	6,315,873
Other tax payable	26,536,831	18,969,276	(864,098)	(132,809)
Deferred revenue	38,370,035	(19,609,354)	(17,576,440)	(2,701,449)
Uncertain tax position	566,562	566,563	(5,938,816)	(912,779)
Return on investment in affiliates	—	—	1,364,431	209,709
Other current liabilities	(8,591,012)	(17,942,451)	45,400,912	6,977,992
Deferred revenue from related parties	73,905,722	83,040,705	37,406,237	5,749,233
Deferred taxes	(33,607,234)	(14,845,784)	(12,188,991)	(1,873,414)
Net cash provided by operating activities	369,053,507	188,263,729	617,527,056	94,912,172

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(12,350,964)	(52,634,072)	(39,065,784)	(6,004,301)
Purchase of held-to-maturity investments	(249,100,000)	(1,000,000)	(173,745,612)	(26,704,212)
Collection of held-to-maturity investments	244,462,485	98,400,000	185,342,000	28,486,544
Purchase of investment at cost method	(48,950,000)	(10,000,000)	(3,000,000)	(461,092)
Proceeds of investment at cost method	—	—	8,200,000	1,260,317
Collection of entrusted investments	20,770,157	1,800,000	—	—
Purchases of available-for-sale investments	(44,700,000)	—	(3,000,000)	(461,092)
Proceeds from available-for-sale investments	56,004,429	—	3,000,000	461,092
Payment for investment in affiliates	—	(48,809,623)	(20,714,800)	(3,183,806)
Proceeds from partial disposal of subsidiaries	7,100,000	—	—	—
Proceeds from disposal of investment in affiliates	—	6,500,000	3,225,000	495,673
Origination of short-term loan	—	—	(300,000,000)	(46,109,156)
Collection of short-term loan	3,364,569	—	300,000,000	46,109,156
Acquisition of subsidiaries, net of cash acquired (payment)	43,581,058	(2,048,328)	—	—
Long term prepayment	(600,385)	(4,360,767)	(1,157,786)	(177,948)
(Payment) Collection of advanced payment for acquisition	(94,888,600)	17,328,600	(125,000)	(19,212)
Loan to related parties	—	—	(33,000,000)	(5,072,007)
Loan to non-controlling interests shareholder	—	(3,297,719)	—	—
Net cash (used in) provided by investing activities	(75,307,251)	1,878,091	(74,041,982)	(11,380,044)

Cash flows from financing activities:
Capital contribution from non-controlling interest shareholder	—	6,979,904	—	—
Dividend paid to Jupai shareholders	—	—	(111,196,228)	(17,090,547)
Dividend paid to non-controlling interest shareholder	(1,050,000)	—	(16,152,503)	(2,482,594)
Proceeds from IPO	305,559,135	—	—	—
Payment of IPO expenses	(44,801,147)	—	—	—
Proceeds from private placement	34,286,208	114,399,705	—	—
Payments of private placement cost	—	(10,078,713)	—	—
Purchase of non-controlling interest shareholder	—	—	(5,477,473)	(841,872)
Proceeds from option exercise	—	3,105,533	11,678,547	1,794,960
Net cash (used in) provided by financing activities	293,994,196	114,406,429	(121,147,657)	(18,620,053)

Effect of exchange rate changes	14,657,999	23,120,744	(17,726,303)	(2,724,485)
Net increases in cash and cash equivalents	602,398,451	327,668,993	404,611,114	62,187,590
Cash and cash equivalents—beginning of the year	193,098,712	795,497,163	1,123,166,156	172,627,477
Cash and cash equivalents—end of the year	795,497,163	1,123,166,156	1,527,777,270	234,815,067

Supplemental disclosure of cash flow information:
Cash paid for income taxes	38,263,646	62,496,548	100,033,351	15,374,845

Non-cash investing and financing activities:
Partial disposal of a subsidiary included in other receivables	—	1,194,149	—	—
Acquisition of Scepter through share settlement	(344,867,857)	—	—	—
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	234,259,757	—	—	—
Unpaid cash dividend	7,499,998	10,160,503	—	—
Disposal of an investment included in other receivables	—	—	2,000,000	307,394
Unpaid consideration for purchasing an investment	—	—	2,000,000	307,394
Purchase of subsidiary shares from non-controlling interests by settlement of the loan to non-controlling interest shareholder	—	—	3,297,719	506,850

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2015, 2016 and 2017

(In RMB, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Jupai Holdings Limited (the ‘‘Company’’), formerly Jupai Investment Group, was incorporated on August 13, 2012 in the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity, Shanghai Jupai Investment Group Co., Ltd. (‘‘Shanghai Jupai’’ or ‘‘the VIE’’) and the VIE’s subsidiaries (collectively, the ‘‘Group’’), provides wealth management and asset management services to the high net worth individuals in the People’s Republic of China (‘‘PRC’’). The Group began offering services in 2010 through Shanghai Jupai, which was founded in the PRC on July 28, 2010 by Mr. Tianxiang Hu who holds more than 50% of voting interests since establishment.

In July 2015, the Company completed its initial public offering (“IPO”) on NYSE and acquisition of E-House Investment and Rechon Capital Limited’s 100% equity interest in Scepter Pacific Limited (“Scepter”), a holding company incorporated in BVI. Scepter provides asset management services in China through a consolidated VIE, Shanghai E-Cheng Asset Management Co. Ltd. (“Shanghai E-Cheng”) in PRC (see Note 2).

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

The Company’s significant subsidiaries as of December 31, 2017 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited(“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%
Shanghai Baoyixuan Investment Center (Limited Partnership) (“Baoyixuan”)	December 24, 2015	PRC	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2017 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership

Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May 17, 2013	PRC	85%
Shanghai Jupeng Asset Management Co., Ltd. (“Jupeng”)	June 8, 2015	PRC	85%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2017 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Equity Investment Center (“Yidezhen”)	July 16, 2015	PRC	100%

During 2017, the Group re-organized the ownership structure of Jupeng and changed the percentage of direct ownership to 85%.

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

Since the Company acquired Scepter in July 2015, Scepter, its subsidiaries, Shanghai E-Cheng and Shanghai E-Cheng’s subsidiaries were included in the consolidated financial statements. Scepter is engaged in asset management service business. Foreign-invested enterprises incorporated in the PRC are not expressively prohibited from providing asset management services in PRC. However, according to local business practice, as a general partner of a fund, Scepter must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter are in the foreign-invested enterprise prohibited, or not encouraged industries, which requires all investors not to be foreign-invested enterprises. Therefore Scepter provides asset management services through its VIE entities. To provide Scepter effective control over and the ability to receive substantially all of the economic benefits of its VIE and its subsidiaries, Scepter’s wholly owned subsidiary Shanghai Baoyi, entered into a series of contractual arrangements with Shanghai E-Cheng, the “VIE” and its respective shareholders, respectively. (Hereafter, the VIE structure under Scepter is called “Scepter VIE”.) In 2017, the agreements of Scepter VIE have been updated for changing its PRC national shareholders with others staying the same.

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

(2)             Scepter VIE: Each of the shareholders of Shanghai E-Cheng has also entered into an equity pledge agreement with Shanghai Baoyi. Pursuant to which these shareholders pledged their respective equity interest in Shanghai E-Cheng to guarantee the performance of the obligations of Shanghai E-Cheng. If Shanghai E-Cheng or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity pledge agreement, each shareholder of Shanghai E-Cheng cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Shanghai E-Cheng without prior written consent of Shanghai Baoyi. The equity pledge right enjoyed by Shanghai Baoyi will expire when shareholders of Shanghai E-Cheng have fully performed their respective obligations under the above agreements. The equity pledges of Shanghai E-Cheng have been registered with the relevant local branch of SAIC. The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAIC in Shanghai for registration of their equity interest pledge.

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

As of December 31, 2017, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and investment at cost method in the consolidated balance sheet, and (ii) any one-time commissions, management fee and other service fees receivables recorded in amount due from related parties. The following table summarizes the Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2017 and 2016, respectively.

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Amount due from related parties	39,258,288	12,064,450	1,854,272
Investments	37,264,623	36,150,192	5,556,183
Maximum exposure to loss in non-consolidated VIEs	76,522,911	48,214,642	7,410,455

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Cash and cash equivalents	590,606,072	690,746,313	106,165,764
Short-term investments	5,210,000	8,403,612	1,291,612
Accounts receivable (net of allowance for doubtful accounts)	2,217,032	21,518,406	3,307,318
Other receivables	17,115,966	5,347,169	821,845
Amounts due from related parties	18,600,587	111,677,886	17,164,577
Deferred tax assets— current	54,514,909	—	—
Other current assets	4,799,791	4,530,389	696,308
Long-term investments	50,450,000	50,450,000	7,754,023
Investment in affiliates	65,324,060	146,335,509	22,491,356
Property and equipment, net	9,270,856	5,789,030	889,758
Intangible assets, net	—	24,125,958	3,708,092
Other non-current assets	1,159,664	7,644,721	1,174,972
Deferred tax assets— non-current	3,818,230	62,207,252	9,561,080
Total assets	823,087,167	1,138,776,245	175,026,705

Accrued payroll and welfare expenses	13,202,322	17,211,922	2,645,424
Income tax payable	88,720,024	11,589,669	1,781,300
Other tax payable	30,650,996	13,137,192	2,019,149
Dividend payable	10,160,503	—	—
Deferred revenue — current from related parties	117,167,110	152,688,070	23,467,727
Deferred revenue — current	36,098,862	16,639,706	2,557,476
Amount due to related parties-current	1,435,700	2,000,000	307,394
Other current liabilities	1,737,863	6,467,967	994,108
Non-current uncertain tax position liabilities	5,938,816	—	—
Deferred revenue — non-current from related parties	74,798,150	58,319,769	8,963,584
Deferred revenue — non-current	5,583,565	5,426,548	834,045
Total liabilities	385,493,911	283,480,843	43,570,207

	Year ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net revenues	240,154,536	732,980,901	627,016,422	96,370,660
Third party	80,417,496	98,500,261	108,640,382	16,697,721
Related party	159,737,040	634,480,640	518,376,040	79,672,939
Operating cost and expenses	166,671,341	403,582,170	405,103,864	62,263,324
Net income attributable to Jupai shareholders	49,097,295	131,718,076	224,603,316	34,520,898
Cash flows generated from operating activities:	231,200,063	277,276,364	174,718,889	26,853,802
Cash flows generated from (used in) investing activities:	(30,079,891)	15,580,919	(58,426,145)	(8,979,934)
Cash flows generated from (used in) financing activities:	(1,080,093)	775,000	(16,152,503)	(2,482,594)

The VIEs contributed an aggregate of 40%, 65% and 37% of the consolidated net revenues for the years ended December 31, 2015, 2016 and 2017, respectively and an aggregate of 32%, 63% and 55% of the consolidated net income attributable to Jupai shareholders for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2016 and 2017, the VIEs accounted for an aggregate of 39% and 43%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 15 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the liability for uncertain tax positions, allowance for doubtful accounts, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, including estimation of related forfeiture rates, revenue multiple element allocation in terms of one-time, recurring and other service fees, and assumption used to determine the useful life of intangible assets acquired.

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

Substantively all revenues were generated within China.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2015, 2016, and 2017.

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

(f) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method.  The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. The Group did not record any impairment loss for the years ended December 31, 2015, 2016 and 2017.

The Group also considers it has significant influence over the funds that it serves as general partner or fund manager, and the Group’s ownership interest in these funds as limited partner is generally much lower than 5%. These funds are not consolidated by the Group based on the facts that the Group does not have control over the funds given substantive kick-out rights held by unrelated limited partners that allow them to remove the general partner without cause, and/or substantive participating rights that allow them to participate in certain financial and operating decisions of the limited partnership in the ordinary course of business. The equity method of accounting is accordingly used for investments by the Group in these funds. If an investee fund meets the definition of an Investment Company, it’s required to be reported at fair value. The Group records its equity pick-up based on its percentage ownership of the investee funds’ net income. For real estate projects, the group recorded its pick-up one quarter in arrears to enable it to have more time to collect and analyze the investments’ operating results. For other investee funds, the group recorded its pick-up based on current period net income.

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

(j) Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

If the equity investment’s estimated fair value is less than the cost of an investment and the Group determines the impairment to be other-than-temporary, the Group recognizes an impairment loss for the difference between the fair value and the cost basis of the investment.

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

Below is changes in the Group’s ownership interest in its subsidiary on the Group’s equity.

	As of December 31,
	2015 RMB	2016 RMB	2017 RMB	2017 USD
Net income attributable to Jupai shareholders	153,476,506	207,583,868	409,492,179	62,937,796
Transfers from the noncontrolling interest
Increase in Jupai’s paid-in-capital for purchase shares of UP Capital Asset Management Ltd.	—	—	1,411,129	216,887
Increase in Jupai’s paid-in-capital for purchase of shares of Jupeng	—	—	13,305,431	2,045,007
Net transfers from noncontrolling interest	—	—	14,716,560	2,261,894
Change from net income attributable to Jupai and transfers from noncontrolling interest	153,476,506	207,583,868	424,208,739	65,199,690

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

Deferred revenues are recognized when payments are received in advance of the revenue being earned. Certain contracts require that a portion of the payment be deferred until the end of the wealth management product’s life or other specified contingencies.

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

Other service fees

Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investment. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services when collectability is reasonably assured.

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

The Group has vendor specific objective evidence of selling price for its wealth management marketing services as it provides such services on a stand-alone basis. For certain wealth management marketing services related to private equity products, if vendor specific objective evidence is not available, the Group adopts BESP to establish selling prices. The Group has not sold its recurring services or other services on a stand-alone basis. However, the recurring management fee or recurring service fee the Group charges as general partner /co-general partner or fund manager/fund advisor is consistent with the fee at which the Group would transact if the recurring services were sold regularly on a stand-alone basis. Other service fees the Group charges for consulting services is consistent with that at which the Group would quote if the service is provided on a stand-alone basis. As such, the Group believes the fee it charges represents their best estimate of the selling price for its recurring services and other services. The Group allocates arrangement consideration based on the relative selling price, which is equivalent to the fees charged for each of the respective units of accounting, as described above. Revenue for the respective units of accounting is also recognized in the same manner as described above.

(o) Sales Related Tax and Related Surcharges

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

(q) Selling Expenses

Selling expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, brand promotion costs, and agency fees. Brand promotion costs are expensed as incurred.

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB924,505, RMB8,453,323 and RMB 12,021,015 for the years ended December 31, 2015, 2016 and 2017, respectively.

(r) Intangible assets, net

Acquired intangible assets mainly consist of customer contracts, internal-used software and licenses from business combinations and are recorded at fair value on the acquisition date. Customer contracts, internal-used software and certain licenses are amortized using a straight-line method. Most of the licenses are determined to be infinite, and not subject to amortization.

Estimated Useful Lives in Years
Customer contracts	3.5 yeas
Internal-used software	10 years
Licenses amortized	Shorter of the legal rights or expected useful life

(s) Impairment of long-lived assets

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition.

The Group evaluates intangible asset that is not subject to amortization for impairment annual and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment test for indefinite-lived intangible asset and compares of the fair value of the asset with its carrying amount. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the intangible asset as its new accounting basis.

(t) Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with Accounting Standards Codification (“ASC”) 350-20, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment (“step 0”), that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two-step quantitative impairment test is mandatory. The Company may also elect to proceed directly to the two-step impairment test without considering qualitative factors.

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

(u) Income Taxes

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

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. According to ASU 2015-17, the Group recognized deferred tax assets and liabilities as non-current asstes and liabilities for the year ended December 31,2017. Prior balances were not retrospectively adjusted.

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

(v) Share-Based Compensation

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

(w) Government Grants

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

(x) Net Income per Share

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

Upon the IPO, the Series B convertible redeemable preferred shares were converted into ordinary shares in 2015 and accordingly, the two-class method was not applied since the 2016 net income per share calculation.

Diluted net income per share is computed by giving effect to all potential dilutive shares, including convertible redeemable preferred shares, stock options and unvested restricted shares. To calculate the number of shares for diluted income per share, the effect of the stock options and restricted share units is computed using the treasury stock method.

(y) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(z) Foreign Currency Translation

The functional currency of the Company, Jupai Investment International, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong, UP Capital Asset Management Ltd., Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi(“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Effective July 1, 2016, the Company changed its reporting currency from US$ to RMB. The aligning of the reporting currency with the underlying operations better reflects the Company’s results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on the Company’s reported operating results. Prior to July 1, 2016, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of income and comprehensive income and shareholder’s equity and cash flows in US$. The related financial statements prior to July 1, 2016 have been recast to RMB as if the financial information originally had been presented in RMB since the earliest periods presented. The change in reporting currency resulted in cumulative foreign currency translation adjustment of RMB34,375,809 and RMB44,026,895 for the year ended December 31, 2015 and 2016, respectively.

Translations of amounts from RMB into US$ are solely for the convenience of the readers and were calculated at the rate of US$1.00 for RMB6.5063 on December 29, 2017, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

(aa) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, fair value changes of available-for-sale investments, net of tax effect.

(ab) Recently issued accounting pronouncements

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

The Group has substantially completed the assessment of all revenue from existing contracts with customers and expects to implement this standard on a modified retrospective approach. The timing and amount of revenue recognition under the new standard is not expected to differ materially from the current revenue standard. The Company will adopt the new revenue recognition guidance effective January 1, 2018.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Liabilities (“ASU 2016-01”). The amended guidance (i) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (ii) eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is currently required to be disclosed for financial instruments measured at fair value; (iii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments and (iv) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amended guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amended guidance related to equity securities without readily determinable fair values (including the disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption. The Group is currently evaluating the impact of this guidance on the financial statements. The Group will adopt this guidance since January 1, 2018.

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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230). The update is intended to improve financial reporting in regards to how certain transactions are classified in the statement of cash flows. This update requires that debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows. The update also requires that the classification of cash receipts and payments that have aspects of more than one class of cash flows to be determined by applying specific guidance under generally accepted accounting principles. The update also requires that each separately identifiable source or use within the cash receipts and payments be classified on the basis of their nature in financing, investing or operating activities. The update is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group expects no material impact of adoption of this guidance on the consolidated financial statements.

In October 2016, FASB issued ASU 2016-16, Income Taxes (Topic 740).  Current GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party.  Under the new standard, an entity is to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.  The new standard does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory.  The new standard is effective for annual periods beginning after December 15, 2017, including interim reporting periods within those annual periods.  The Group expects no material impact of adoption of this guidance on the consolidated financial statements.

In October 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The update applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. The update addresses diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows, and requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The update is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The updates should be applied using a retrospective transition method to each period presented. The Group expects no material impact of adoption of this guidance on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The update affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The update is intended to help companies and other organizations evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update provides a more robust framework to use in determining when a set of assets and activities is a business, and also provides more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. For public companies, the update is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Group chose to early adopt this guidance on the consolidated financial statements.

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

3. Net Income per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Net income attributable to ordinary shareholders—basic	120,877,378	207,583,868	409,492,179	62,937,796
Amounts allocated to convertible redeemable preferred shares for participating rights to dividends	32,599,128	—	—	—
Net income attributable to ordinary shareholders—diluted	153,476,506	207,583,868	409,492,179	62,937,796
Weighted average number of ordinary shares outstanding—basic	114,124,300	192,674,014	195,467,414	195,467,414
Plus: share options	5,474,647	7,422,663	8,592,663	8,592,663
Plus: restricted shares	—	669,240	1,611,827	1,611,827
Weighted average number of ordinary shares outstanding—diluted	119,598,947	200,765,917	205,671,904	205,671,904
Basic net income per share	1.06	1.08	2.09	0.32
Diluted net income per share	1.01	1.03	1.99	0.31

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2015	2016	2017
Share options	3,586,600	425,000	—
Restricted shares	2,680,400	—	—
Convertible redeemable preferred shares	30,777,906	—	—
Total	37,044,906	425,000	—

4. Accounts receivable and amounts due from related parties

Accounts receivable are RMB52,111,944 and RMB53,512,590 at December 31, 2016 and 2017, respectively.

Amounts due from related parties are RMB133,560,483 and RMB268,760,059 at December 31, 2016 and 2017, respectively. Composition of amounts due from related parties is disclosed in Note 18.

Group establishes an allowance policy for doubtful accounts and customer deposits primarily based upon factors surrounding the credit risk of specific customers, including creditworthiness of the clients, aging of the receivables and other specific circumstances related to the accounts.

The allowance for accounts receivable, amounts due from related parties and other receivables was as following:

	Year Ended December 31
	2015 RMB	2016 RMB	2017 RMB
Balance as of January 1	—	—	—
Provisions for doubtful accounts	—	—	3,997,417
Write offs	—	—	—
Balance as of December 31	—	—	3,997,417

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Short-term investments
- Trading securities investments	5,210,000	—	—
Trust products	5,210,000	—	—
- Held-to-maturity investments	20,000,000	8,403,612	1,291,612
Trust products	20,000,000	4,723,612	726,006
Asset management plans	—	3,680,000	565,606
- Investments at cost method	—	14,800,000	2,274,718
Total short-term investments	25,210,000	23,203,612	3,566,330
Long-term investments
Investments at cost method	70,450,000	50,450,000	7,754,023
Total investments	95,660,000	73,653,612	11,320,353

Trading securities investments consist of an investment in a trust product that could be redeemed at any time. The investment is recorded at fair value on a recurring basis. The fair value is from unadjusted quoted price in active market and therefore is classified as Level 1 measurement. The Group recorded investment income on these investments of RMB3,801,448 for the years ended December 31, 2015, and investment loss of RMB1,566,400 and RMB1,274,506 for the years ended December 31, 2016 and 2017, repsectively.

Held-to-maturity investments consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on the following investments:

	For year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Trust products	3,024,672	3,383,521	1,365,020
Asset management plans	5,022,717	4,383,407	1,444,497
Real estate funds	2,359,449	811,521	—
Total	10,406,838	8,578,449	2,809,517

The Group recorded an impairment loss due to credit loss of RMB3,200,000, nil and nil for years ended December 31, 2015, 2016 and 2017, respectively for held-to-maturity investments. The gross unrecognized gain was 915,933, nil and nil December 31, 2015, 2016 and 2017, respectively, representing the difference between the estimated fair value (Note 16) and carrying amount of the held-to-maturity investments.

There were no transfers of assets among trading, available-for-sale and held-to-maturity classifications during the period presented.

Investments at cost method consist of real estate fund of RMB10,000,000, private equity fund of RMB10,000,000 and private companies of RMB40,450,000 as of December 31, 2016. As of December 31, 2017, the investment in real estate fund was RMB4,800,000 and in private equity fund was RMB10,000,000 and in private companies was RMB40,450,000. In addition, the investment in convertible preferred shares of RMB 10,000,000 in a private company in 2016 and 2017 was accounted for under the cost method of which fair value cannot be practicably estimated without incurring excessive costs.

6. Investment in affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31
	2016		2017		2017
	RMB	%	RMB	%	USD	%
Shanghai Runju Financial Information Services Co., Ltd. (“Runju”)	—	—	94,014,722	71.2%	14,449,798	71.2%
Private equity funds that the Company serves as general partner or fund manager	25,655,495		27,571,703		4,237,693
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd(“Changjiang Jupai”)	8,606,286	40.0%	8,660,033	25.0%	1,331,023	25.0%
Shanghai Wuling Investment Center (“Wuling Center”)	9,580,813	1.1%	8,380,897	1.2%	1,288,120	1.2%
Beijing Juyuan Information Technology Co., Ltd(“Juyuan”)	10,186,105	64.0%	8,376,590	64.0%	1,287,458	64.0%
Shanghai Qihu Financial Information Co., Ltd(“Qihu”)	5,647,506	30.0%	5,715,365	30.0%	878,436	30.0%
Shanghai Juzhi Investment Management Co., Ltd (“Juzhi”)	2,794,650	50.0%	5,317,586	50.0%	817,298	50.0%
Hengqinhuixun Asset Management Co., Ltd (“Hengqinhuixun”)	—	—	4,995,829	40.0%	767,845	40.0%
Shanghai JupaiHehui Asset Management Co., Ltd. (‘‘Hehui’’)	3,690,738	49.0%	4,055,531	49.0%	623,324	49.0%
Shanghai Guochen Equity Management Co., Ltd (“Guochen”)	4,343,426	8.3%	3,912,925	8.3%	601,406	8.3%
Shenzhen Guojinwenying Fund Management Co, Ltd(“Guojinwenying”)	4,626,479	45.0%	657,061	45.0%	100,988	45.0%
Others	10,698,946		10,264,314		1,577,597
Total investments	85,830,444		181,922,556		27,960,986

The investments above are accounted for using equity method of accounting.

Runju primarily operates an online platform which facilitates the transfer of debt and equity securities. The total consideration for the acquisition is approximately RMB 90.5 million ($13.0 million). The Group prepaid RMB 77.6 million ($11.2 million) in December 2015. In March 2016, the Group entered into a binding agreement to acquire approximately 71% of equity interests in Runju from two of its existing shareholders, one of whom is a subsidiary E-house and considered as a related party to the Group. In September 2017, the transaction was completed. The Group has significant influence but no control over either board of shareholders or directors, according to the Article of the Associate of Runju. As such, Runju is accounted for using equity method of accounting.

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

the Group invested RMB 8,000,000 for 40% equity interest in Changjiang Jupai and accounted for the investment with equity method accounting. In January 2017, the Group disposed of a 10% equity interest in Changjiang Jupai to an unrelated party. In December 2017, Changjiang Jupai increased the registered capital to RMB 24,000,000, and attracted one more investor, whose investment diluted the Company’s shareholding into 25%.

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

The Group invested RMB 10,000,000 for 64% equity interest in Juyuan. The Group has significant influence but no control over board of directors, which has the highest authority, according to the Article of the Associate of Juyuan. As such, Juyuan is accounted for using equity method of accounting.

The Group invested RMB 4,500,000 for 30% equity interest in Qihu and accounted for the investment with equity method accounting. Its main operating business is asset management and investment advisory service.

The Group invested RMB 2,500,000 and RMB 2,500,000 in 2016 and 2017 respectively, for 50% equity interest in Juzhi. According to the Articles of Association, resolution of the board of shareholder should have the approval from all shareholders, and as such, the Group does not have control over Juzhi. However, the Group can exercise significant influence through board representations and accounts for the investment using equity method of accounting.

The Group invested RMB 5,000,000 for 40% equity interest in Hengqinhuixun , which mainly operates in asset management industry. The Group accounted for the investment with equity method accounting.

Hehui used to be a consolidated subsidiary of the Group in which the Group owned 65% equity interest. In September 2014, the Group disposed of 16% equity interest in Hehui to an unrelated third party, determined the Group no longer controlled the entity and as a result deconsolidated Hehui. The remaining 49% equity interest in Hehui was re-measured at fair value and has been subsequently accounted for as equity method investment.

Guochen was acquired as a result of Scepter acquisition in July 2015. In 2014, Shanghai Yidezhao Equity Investment Center (“Yidezhao”) formed Guochen with several unrelated third party investors and contributed RMB2,500,000 ($408,563) for a 8.3% equity interest in Guochen. Yidezhao can exercise significant influence through board representation and, as such, the Group accounted for the investment using equity method of accounting. In November 2016, the Group transferred existing business in Yidezhao to Yidezhen.

Guojinwenying was established by the Group and an unrelated third party in 2015. The Group owns 45% equity interest in Guojinwenying and accounts for the investment with equity method accounting.

In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

7. Acquisitions of Subsidiaries

In March 2016, the Company acquired 34% equity in UP Capital Asset Management Ltd (hereinafter referred to as “UP Capital”) and Up Capital’s subsidiary, from an individual shareholder, with cash consideration of RMB5,081,739. Up capital and its subsidiary is engaged in business of asset management service. Both parties reached an agreement that the Company absorbs 70% of the benefits and costs of UP Capital and takes 2 seats out of 3 in the board of directors, which in combination lead to the Company’s control over UP Capital. As a result, the purchase was accounted for as a business acquisition and the results of Up Capital are included in the Group’s consolidated results from the acquisition date. The financial results of UP Capital are immaterial to the Group’s net assets and results of operations except that business license was recognized as intangible asset with indefinite life. The Group also recorded RMB 288,890 in goodwill related to the acquisition.

The Company acquired additional 36% equity in UP Capital for a total consideration of RMB5,477,473 in 2017. In addition, the Company paid RMB11,694,863 capital and diluted the non-controlling interests. As a result, the Group’s total percentage of ownership was 79% as of December 31, 2017.

In May 2016, the Company acquired 85% equity interest in Non-Linear Investment Management Ltd (hereinafter referred to as “Non-Linear”), from an individual shareholder with a cash consideration of RMB896,162. The financial results of Non-Linear are immaterial to the Group’s net assets and results of operations. The purchase was accounted for as a business acquisition and the results of Non-linear are included in the Group’s consolidated results from the acquisition date. No goodwill was recognized from the acquisition. RMB1,075,154 of business license was recognized as intangible asset with indefinite life

8. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Leasehold improvements	32,492,026	43,181,328	6,636,849
Furniture, fixtures and equipment	19,954,033	27,924,624	4,291,936
Motor Vehicles	4,376,244	4,376,244	672,616
Total	56,822,303	75,482,196	11,601,401
Accumulated depreciation	(19,622,491)	(30,525,142)	(4,691,628)
Property and equipment, net	37,199,812	44,957,054	6,909,773

Depreciation expense was RMB5,007,143, RMB10,924,678 and RMB10,902,651 for the years ended December 31, 2015, 2016 and 2017, respectively.

9. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Customer contracts	67,291,278	63,398,729	9,744,206
Software	16,698,113	31,501,874	4,841,749
License	—	922,135	141,730
Less: Accumulated amortization	26,767,764	48,437,284	7,444,674
Intangible assets subject to amortization	57,221,627	47,385,454	7,283,011

License with indefinite life	27,262,901	26,194,611	4,026,038
Foreign currency translation adjustment	(1,411,983)	770,790	118,468
Intangible assets	83,072,545	74,350,855	11,427,517

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB8,012,652, RMB18,755,112 and RMB21,669,520 for the years ended December 31, 2015, 2016 and 2017, respectively.

The Group expects to record amortization expense of RMB21,595,060, RMB3,797,284, RMB3,084,906, RMB3,084,906, RMB3,084,906 for the years ending December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

10. Goodwill

The movement in carrying amount of goodwill is as follows:

RMB
Balance as of January 1, 2016	259,714,506
Addition for acquisitions	288,890
Foreign currency translation adjustments	17,749,369
Balance as of January 1, 2017	277,752,765
Addition for acquisitions	—
Foreign currency translation adjustments	(16,131,074)
Balance as of December 31, 2017	261,621,691

The management has conducted step 0 assessment and determined it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, and therefore did not further perform the two-step impairment analysis. No impairment loss on goodwill was recorded for years ended December 31, 2015, 2016 and 2017.

11. Dividends

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

On February 28, 2017, Jupai Holdings declared a cash dividend on the accumulated undistributed earnings of USD16,172,640 to all the shareholders of Jupai Holdings, and the dividend was paid in March.

In April 2017, Jupeng declared a cash dividend on the accumulated undistributed earnings of RMB5,992,000 to the minority shareholder, and the dividend was paid in May 2017.

12. Share-Based Compensation

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

The Group estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD and adjusted for country risk premium of PRC at the option valuation date. The expected volatility at the date of grant date and option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term. Prior to the Company’s IPO, the estimated fair value of the ordinary shares underlying the options as of the grant date was determined based on a contemporaneous valuation, which used management’s best estimate for projected cash flows as of the valuation date. Subsequent to July 16, 2015, the Group uses the current share price as the fair value of underlying ordinary shares.

The Company recorded compensation expense of RMB15,895,439, RMB13,440,801 and RMB9,052,789 for the years ended December 31, 2015, 2016 and 2017.

A summary of option activity under the 2014 Plan during the year ended December 31, 2017.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2017	13,982,343	3.87
Exercised	(3,427,569)	3.34
Forfeited	(235,649)	4.11
Outstanding, as of December 31, 2017	10,319,125	3.72	6.61	16.33
Exercised and expected to exercise as of December 31, 2017	13,504,262
Exercisable as of December 31, 2017	9,823,624	3.56	6.57	16.48

The weighted-average grant-date fair value of the options granted in 2015 were RMB6.05 per share. No options were granted for years ended December 31, 2016 and 2017.

The total intrinsic value of options exercised were nil, RMB7,594,210 and RMB47,051,806 for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2017, there was RMB848,459 of total unrecognized compensation expense related to unvested share options granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 0.02 years.

Non-vested restricted shares:

On August 26, 2015, the Company granted 2,680,400 restricted shares to certain senior management and independent directors. The fair value of the restricted shares on grant date is $1.45. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On July 15, 2016, the Company granted 486,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is $1.39. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On January 1, 2017, the Company granted 50,616 restricted shares to one employee. The fair value of the restricted shares on grant date is $1.47. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On February 27, 2017, the Company granted 4,211,532 restricted shares to certain senior management. The fair value of the restricted shares on grant date is $1.59. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On April 3, 2017, the Company granted 600,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is $1.46. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2017.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2017	2,112,933	9.97
Granted	4,862,148	10.20
Forfeited	(468,204)	9.64
Vested	(995,464)	9.37
Unvested, as of December 31, 2017	5,511,413	10.07

The total fair value of non-vested restricted shares vested in 2017 was RMB55,499,929. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2015, 2016 and 2017, was nil, RMB7,877,974 and RMB8,826,273, respectively.

The Company recorded compensation expense of RMB3,932,344, RMB7,982,893 and RMB21,403,150 for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2017, there was RMB39,049,860 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.57 years.

13. Income Taxes

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands and BVI do not impose withholding tax on dividend payments.

PRC and Hong Kong

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

The tax expense (benefit) comprises:

	Years Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD

Current Tax	103,835,541	97,857,914	141,126,316	21,690,718
Deferred Tax	(36,589,051)	(15,245,782)	(18,127,807)	(2,786,193)
Total	67,246,490	82,612,132	122,998,509	18,904,525

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2015	2016	2017
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	3.71%	2.18%	1.62%
Tax-free income	—	—	-1.75%
Uncertain tax position impact	0.24%	0.18%	-1.09%
Different tax rate of subsidiary operation in other jurisdiction	0.27%	-0.81%	-1.13%
Effective income tax rate	29.22%	26.55%	22.65%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Deferred tax assets:
Deferred revenue	56,246,396	50,156,971	7,708,985
Accrued expenses	682,349	1,492,796	229,439
Discount of investment	35,377	—	—
Tax loss carry forward	7,673,267	19,157,917	2,944,517
Allowance for doubtful debts	—	999,354	153,598
Exchange gain	103,745	4	1
Gross deferred tax assets	64,741,134	71,807,042	11,036,540
Valuation allowance	—	—	—
Net deferred tax assets	64,741,134	71,807,042	11,036,540

Analysis as:
Current	56,246,396	—	—
Non-current	8,494,738	71,807,042	11,036,540

Deferred tax liabilities:
Amortization of intangible assets	9,815,595	4,717,167	725,015
Unrealized investment income	455,023	—	—
Total deferred tax liabilities	10,270,618	4,717,167	725,015

Analysis as:
Current	455,023	—	—
Non-current	9,815,595	4,717,167	725,015

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. The amount of the deferred tax asset is considered realizable, however, could be reduced in the near term if the estimated of future taxable income during the carry-forward period are reduced. As of December 31, 2017, operating loss carried forward amounted to RMB86,142,402 for the PRC and HK income tax purposes. The loss carrying forward will begin to expire in 2018. No valuation allowance was recorded as of December 31, 2017 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB1,146.3 million at December 31, 2017 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB57.3 million to RMB114.6 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB434.0 million as of December 31, 2017. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group accrued interest of RMB566,562 and RMB566,563 related to the uncertain tax positions in 2015 and 2016, respectively. In 2017, the uncertain tax positions were reversed because the statute of limitation for unrecognized tax benefits has passed.

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

RMB
Uncertain tax position—January 1, 2015	4,805,691
Gross increases—accrued interest in current period	566,562
Exchange rate translation	—
Uncertain tax position—December 31, 2015	5,372,253
Gross increases—accrued interest in current period	566,563
Exchange rate translation	—
Uncertain tax position—December 31, 2016	5,938,816
Gross increases—accrued interest in current period	—
Reversal	(5,938,816)
Exchange rate translation	—
Uncertain tax position—December 31, 2017	—

14. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB24.9 million, RMB61.2 million and RMB102.6 million for the years ended December 31, 2015, 2016 and 2017 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

15. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB59,269,800 and RMB72,652,734 as of December 31, 2016 and 2017, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB344,127,537 and RMB419,967,537 as of December 31, 2016 and 2017, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB403,397,337 and RMB492,620,271 as of December 31, 2016 and 2017, respectively.

16. Fair Value Measurement

As of December 31, 2016 and 2017, information about inputs into the fair value measurements of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	—	—	—	—

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investment:
Trading securities investments	5,210,000	5,210,000	—	—

Trading securities investments consist of an investment in a trust product that could be immediately redeemed. The investment is recorded at fair value on a recurring basis. The fair value is from an unadjusted quoted price in active market and therefore is classified as Level 1 measurement.

The Group believes the fair value of its financial instruments that are not reported at fair value, principally cash and cash equivalents, accounts receivable, other receivables, amount due from related parties, short-term held-to-maturity securities, short-term entrusted investments, and dividend payable approximate their recorded values due to the short-term nature.

The Group’s long-term investments consist of investment in long-term fixed income products and other long-term investments recorded at cost method. The fair value of long-term fixed income products was estimated using a discounted cash flow model based on contractual cash flows and a discount rate at the prevailing market yield on the measurement date for similar products, and is classified as a Level 2 fair value measurement.

The Group’s investments at cost method include investment in private equity funds and private companies, equity investment in residual tranche of real estate funds, and investment in convertible preferred shares of a private company. For private equity fund, private companies and real estate funds recorded at cost method, it is not practicable to estimate the fair value of the investment. Therefore, the Group did not disclose the fair value of the investment. In addition, no subsequent events for the convertible preferred shares of the private company after the Group’s investment and the fair value of the investment approximates to the cost as of December 31, 2017.

There were no assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2015, 2016 and 2017, except that the Group recorded an impairment due to credit loss of RMB 3,200,000 for a held-to-maturity investment in 2015 upon the Group’s analysis on the collectability of this investment, and classified as a Level 2 fair value measure.

17. Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the CEO and Chairman of the Board, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in a sole segment, which is value-added wealth management and asset management services.

Service Lines

Details of revenue by type of service are as follows:

	Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
One-time commissions	340,649,991	635,273,151	1,042,685,658	160,257,852
Related party	167,913,206	424,823,991	739,901,443	113,720,770
Third party	172,736,785	210,449,160	302,784,215	46,537,082
Recurring management fee	144,171,383	261,480,460	365,045,532	56,106,471
Related party	144,171,383	261,480,460	365,045,532	56,106,471
Third party	—	—	—	—
Recurring service fees	117,615,074	123,582,471	105,403,427	16,200,210
Related party	24,169,424	12,810,384	10,081,396	1,549,482
Third party	93,445,650	110,772,087	95,322,031	14,650,728
Other service fees	—	111,090,051	199,568,639	30,673,138
Related party	—	17,015,845	117,757,338	18,098,971
Third party	—	94,074,206	81,811,301	12,574,167
Total revenues	602,436,448	1,131,426,133	1,712,703,256	263,237,671

Substantively all of the Group’s revenues are derived from China. The Group’s long-lived assets are located substantially in the PRC.

18. Related Party Transactions

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

During the years ended December 31, 2015, 2016 and 2017, significant related party transactions and balances were as follows:

a.                        Revenue from Related Parties

	Years Ended December 31
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
One-time commissions
Hehui	—	1,402,126	—	—
Investees of affiliates of Juzhou, a subsidiary of a VIE of the Company	31,086,187	21,957,199	521,687	80,182
Investees of Juzhou, a subsidiary of a VIE of the Company	92,290,744	210,781,198	286,350,742	44,011,303
Investees of Jupeng, a subsidiary of a VIE of the Company	5,403,559	66,642,882	32,939,536	5,062,714
Investees of Mingdu, a subsidiary of a VIE of the Company	348,530	—	—	—
Investees of Yidezeng, a subsidiary of a VIE of the Company	17,412	4,501,647	22,342,579	3,433,992
Investees of Yidezhen, a subsidiary of a VIE of the Company	8,104,024	117,785,843	249,753,201	38,386,364
Investees of Baoyixuan, a subsidiary of the Company	—	—	10,489,031	1,612,135
Investees of Scepter Pacific Limited, a subsidiary of the Company	—	—	23,740	3,649
Investees of Yiju, a subsidiary of a VIE of the Company	30,662,750	—	125,015,362	19,214,509
Investees of Jupai Asset management Inc., a subsidiary of the Company	—	1,153,752	12,036,082	1,849,912
Investees of SINA, shareholder of the Company	—	599,344	429,483	66,010
Total one-time commissions	167,913,206	424,823,991	739,901,443	113,720,770
Recurring management fee
Investees of Juzhou, a subsidiary of a VIE of the Company	99,398,722	179,564,586	208,123,694	31,988,026
Investees of Jupeng, a subsidiary of a VIE of the Company	325,418	27,343,957	56,398,534	8,668,296
Investees of Mingdu, a subsidiary of a VIE of the Company	321,905	692,726	211,762	32,547
Investees of Yidezhen, a subsidiary of a VIE of the Company	9,303,710	47,243,982	92,030,820	14,144,878
Investees of Yidezeng, a subsidiary of a VIE of the Company	937,652	1,025,427	2,327,413	357,717
Investees of Yidexin, a subsidiary of a VIE of the Company	410,294	1,256,930	2,116,577	325,312
Investees of Yidezhao, a subsidiary of a VIE of the Company	5,200,452	—	—	—
Investees of Scepter Pacific Limited, a subsidiary of the Company	—	—	50,096	7,700
Investees of Jupai Asset management Inc. , a subsidiary of the Company	—	—	2,609,458	401,066
Investees of Yiju, a subsidiary of a VIE of the Company	28,273,230	4,352,852	1,177,178	180,929
Total recurring management fee	144,171,383	261,480,460	365,045,532	56,106,471
Recurring service fee
Investees of affiliates of Juzhou, a subsidiary of a VIE of the Company	23,723,991	4,563,907	—	—
Investees of affiliates of Yidezeng, a subsidiary of a VIE of the Company	445,433	1,498,763	1,273,160	195,681
Investees of affiliates of Yidezhen, a subsidiary of a VIE of the Company	—	943,396	5,620,782	863,898
Hehui	—	3,172,140	—	—
Investees of Juzhou, a subsidiary of a VIE of the Company	—	—	2,739,038	420,982
Investees of Mingdu, a subsidiary of a VIE of the Company	—	—	124,171	19,085
Investees of Yiju, a subsidiary of a VIE of the Company	—	—	324,245	49,836
Investees of SINA, shareholder of the Company	—	2,632,178	—	—
Total recurring service fee	24,169,424	12,810,384	10,081,396	1,549,482
Other Service Fee
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	—	12,295,283	—	—
Investees of Juzhou, a subsidiary of a VIE of the Company	—	—	50,795,471	7,807,121
Investees of Jupeng, a subsidiary of a VIE of the Company	—	4,720,562	9,616,091	1,477,966
Investees of Affiliates of Yidezhen, a subsidiary of a VIE of the Company	—	—	16,335,558	2,510,729
Investees of Affiliates of Yidexin, a subsidiary of a VIE of the Company	—	—	21,111,193	3,244,731
Investees of Yiju, a subsidiary of a VIE of the Company	—	—	19,899,025	3,058,424
Total other service fee	—	17,015,845	117,757,338	18,098,971
Total	336,254,013	716,130,680	1,232,785,709	189,475,694

b.                        Amounts due from Related Parties

As of December 31, 2016 and 2017, amounts due from related parties were comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Investees of Juzhou, a subsidiary of a VIE of the Company	71,175,380	36,564,195	5,619,813
Investees of Affiliates of Juzhou, a subsidiary of a VIE of the Company	27,218,833	—	—
Investees of Jupeng, a subsidiary of a VIE of the Company	17,963,726	34,507	5,304
Investees of Yidexin, a subsidiary of a VIE of the Company	—	1,535,000	235,925
Investees of Yidezhen, a subsidiary of a VIE of the Company	6,916,677	119,142,316	18,311,839
Investees of Yidezeng, a subsidiary of a VIE of the Company	391,028	580,000	89,144
Investees of Baoyixuan, a subsidiary of the Company	—	2,494,149	383,344
Investees of Yubo, a subsidiary of a VIE of the Company	1,194,149	—	—
Investees of Yiju, a subsidiary of a VIE of the Company	3,000,000	106,495,150	16,368,005
Investee of Juhui Financial Security Limited, a subsidiary of the Company	—	592,254	91,028
Investees of Jupai Asset management Inc., a subsidiary of the Company	2,158,430	1,322,488	203,263
Loan to non-controlling interests shareholder	3,542,260	—	—
Total amounts due from related parties	133,560,483	268,760,059	41,307,665

Other than the loan to non-controlling interests shareholder, the remaining amounts represent the service fee receivable as of December 31, 2016 and 2017.

c.                         Deferred Revenue from Related Parties

As of December 31, 2017, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Investee of Affiliates of Juzhou, a subsidiary of a VIE of the Company	8,868,968	615,467	94,596
Investees of Juzhou, a subsidiary of a VIE of the Company	91,461,706	113,129,754	17,387,724
Investees of Jupeng, a subsidiary of a VIE of the Company	82,377,760	62,360,537	9,584,639
Investees of Yidexin, a subsidiary of a VIE of the Company	—	6,037,655	927,971
Investees of Yidezhen, a subsidiary of a VIE of the Company	12,576,042	31,170,082	4,790,754
Investees of Yidezeng, a subsidiary of a VIE of the Company	1,273,008	1,318,623	202,669
Investees of Yiju, a subsidiary of a VIE of the Company	—	16,432,605	2,525,645
Investees of Jupai Asset management Inc., a subsidiary of the Company	—	3,399,382	522,475
Hehui	500,383	—	—
Total amounts due from related parties	197,057,867	234,464,105	36,036,473

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

d.                        Amounts due to Related Parties

As of December 31, 2016 and 2017, amounts due to related party was as following:

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
Shanghai Kushuo Information Technology Co., Ltd	—	2,000,000	307,394
Investees of Yidezhen, a subsidiary of a VIE of the Company	606,900	—	—
Investees of E-capital, a subsidiary of the Company	—	25,142,250	3,864,293
Non-controlling interests shareholder	5,511,778	152,563	23,449
	6,118,678	27,294,813	4,195,136

The amounts as of December 31, 2016 mainly represent the operating expense paid by the non-controlling interest shareholder on behalf of the subsidiary, which was subsequently settled in 2017. The amounts as of December 31, 2017 mainly represent capital investments collected on behalf of an investee of E-capital.

e.                         Internal Used Software

The Group hired Shanghai CRIC, a wholly owned subsidiary of E-house, to develop IT system, which was in use in December 2016. The total service consideration of RMB16,698,113 was capitalized into intangible assets. Management estimate the useful life of the IT system to be 10 years.

In addition, the Company hired Shanghai Yunchuang, the successor of Shanghai CRIC, to upgrade Jupai Online Finance Platform. Up to December 31, 2017, Shanghai Yunchuang has completed 100% of the project and the Company recognized the total service consideration of RMB14,150,943 into intangible assets.

19. Commitments and Contingencies

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2017 were as follows:

Year Ended December 31	RMB
2018	76,189,668
2019	51,708,277
2020	33,904,664
2021	23,449,434
2022 and after	8,007,934
Total	193,259,977

Rental expenses were RMB31,927,239, RMB65,303,048 and RMB83,147,890 during the years ended December 31, 2015, 2016 and 2017, respectively.

Contingencies

As of December 31, 2016 and 2017, there were no material contingencies, significant provisions of long-term obligations of the Company. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

Investment commitments

The Group was obligated to provide capital injection up to RMB87,175,000 as of December 31, 2017.

20. Subsequent Events

In March 2018, Jupai Holdings announced that its board of directors has approved and declared a cash dividend of US$0.1 per ordinary share. The cash dividend will be paid on or about May 31, 2018 to shareholders of record as of the close of business on April 30, 2018 (the “Record Date”). Holders of Jupai’s ADSs, each representing six ordinary shares of Jupai, on the Record Date are accordingly entitled to the cash dividend of US$0.6 per ADS.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB)

	As of December 31,
	2016	2017	2017
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	262,609,642	147,457,957	22,663,873
Other receivables	20,811,000	—	—
Other current assets	1,196,633	669,152	102,847
Total current assets	284,617,275	148,127,109	22,766,720
Investment in subsidiaries and VIE	1,021,842,196	1,491,249,244	229,200,812
Property, plant and equipment	—	52,637	8,090
Other non-current assets	—	333,357	51,236
Loan to subsidiaries	207,773,729	193,812,365	29,788,415
Total Assets	1,514,233,200	1,833,574,712	281,815,273
LIABILITIES
Other current liabilities	643,291	1,992,842	306,294
Amount due to related parties-non current	12,984,036	12,230,114	1,879,734
Total Liabilities	13,627,327	14,222,956	2,186,028
Ordinary Shares ($0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 193,720,706 and 198,143,739 shares issued and outstanding, as of December 31, 2016 and 2017, respectively)	606,170	620,953	95,439
Additional paid-in capital	1,059,906,023	1,116,742,286	171,640,147
Retained earnings	362,922,123	661,218,074	101,627,357
Accumulated other comprehensive income	77,171,557	40,770,443	6,266,302
Total shareholders’ equity	1,500,605,873	1,819,351,756	279,629,245

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,514,233,200	1,833,574,712	281,815,273

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Cost of revenues	(3,477,672)	(4,246,514)	(2,433,718)	(374,056)
Selling expenses	(12,808)	(129,584)	(1,574,380)	(241,978)
General and administrative expenses	(15,027,623)	(24,160,949)	(35,254,910)	(5,418,580)
Other income	—	561,503	290,197	44,602
Interest income	—	6,465	4,862	747
Income before taxes and equity in affiliates	(18,518,103)	(27,969,079)	(38,967,949)	(5,989,265)
Income from equity in subsidiaries and VIEs	171,994,609	235,552,947	448,460,128	68,927,060
Net income	153,476,506	207,583,868	409,492,179	62,937,795
Other comprehensive income (loss)	34,273,935	42,817,494	(36,401,114)	(5,594,749)
Comprehensive income attributable to Jupai shareholders	187,750,441	250,401,362	373,091,065	57,343,046

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income	153,476,506	207,583,868	409,492,179	62,937,795
Adjustment to reconcile net income to net cash provided by operating activities:
Share based compensation	15,895,439	21,423,694	30,455,939	4,680,992
Depreciation	—	—	10,890	1,674
Income from equity in subsidiaries and VIEs	(171,994,609)	(235,552,947)	(448,460,128)	(68,927,060)
Changes in operating assets and liabilities:
Other receivables	—	(20,811,000)	20,811,000	3,198,592
Other current assets	(781,124)	115,726	527,481	81,072
Other non-current assets	—	—	(333,357)	(51,236)
Other current liabilities	(3,922,057)	41,108	1,349,551	207,422
Net cash used in operating activities	(7,325,845)	(27,199,551)	13,853,555	2,129,251

Cash flows from investing activities:
(Payment) Collection of loan to subsidiaries	(143,145,444)	—	1,896,887	291,546
Purchases of property, plant and equipment, IA	—	—	(63,527)	(9,764)
Investment in Up Capital	—	(11,693,178)	(17,172,335)	(2,639,340)
Investment in Non-linear	—	(4,168,461)	(4,108,940)	(631,533)
Net cash used in investing activities	(143,145,444)	(15,861,639)	(19,447,915)	(2,989,091)

Cash flows from financing activities:
Proceeds from private placement	34,286,208	114,399,705	—	—
Exercise of options	—	3,105,533	11,678,547	1,794,960
Dividend paid by Jupai Holdings	—	—	(111,196,228)	(17,090,547)
Proceeds from IPO	305,559,135	—	—	—
Payment of IPO cost	(35,370,666)	—	—	—
Payment of private placement cost	—	(10,078,713)	—	—
Net cash provided by financing activities	304,474,677	107,426,525	(99,517,681)	(15,295,587)
Effect of exchange rate changes	9,002,374	18,695,204	(10,039,644)	(1,543,063)
Net increase in cash and cash equivalents	163,005,762	83,060,539	(115,151,685)	(17,698,490)
Cash and cash equivalents—beginning of year	16,543,341	179,549,103	262,609,642	40,362,363
Cash and cash equivalents—end of year	179,549,103	262,609,642	147,457,957	22,663,873

Non-cash investing and financing activities:
Acquisition of Scepter through share settlement	(344,867,857)	—	—	—
Conversion of Series A and B convertible redeemable preferred shares to ordinary shares	234,259,758	—	—	—

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

3.                  As of December 31, 2017, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.