Form 20-F
period 2018-12-31
Jupai Holdings Ltd
filed 2019-04-26
CIK 1616291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number 001-37485

Jupai Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Yinli Building, 8/F 788 Guangzhong Road Jingan District Shanghai 200072 People's Republic of China
(Address of principal executive offices)

Min Liu, Chief Financial Officer

Yinli Building, 8/F

788 Guangzhong Road

Jingan District

Shanghai 200072

People's Republic of China

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

201,479,446 ordinary shares as of December 31, 2018 (excluding 9,432,918 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan )

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

i

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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet as of December 31, 2017 and 2018.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results for the years ended December 31, 2014 and 2015 have been recast into the new reporting currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.8755 to US$1.00, the noon buying rate for December 31, 2018 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 19, 2019, the noon buying rate set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System was RMB6.7032 to US$1.00.

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

ITEM 3.                        KEY INFORMATION

A.                                     Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2016, 2017 and 2018, the selected consolidated balance sheet data as of December 31, 2017 and 2018 and the selected consolidated cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2014 and 2015, the selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 and the selected consolidated cash flow data for the years ended December 31, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
Selected Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	204,497,122	266,182,435	415,295,453	479,917,547	335,246,612	48,759,598
Related-party revenues	34,558,013	336,254,013	716,130,680	1,232,785,709	990,820,793	144,108,907
Total revenues	239,055,135	602,436,448	1,131,426,133	1,712,703,256	1,326,067,405	192,868,505
Business taxes and related surcharges	(1,378,386)	(7,427,171)	(3,715,689)	(6,541,634)	(4,323,742)	(628,862)
Net revenues	237,676,749	595,009,277	1,127,710,444	1,706,161,622	1,321,743,663	192,239,643
Operating cost and expenses:
Cost of revenues	(65,094,587)	(235,943,955)	(477,034,912)	(737,507,904)	(684,558,659)	(99,564,927)
Selling expenses	(35,233,118)	(87,091,525)	(237,297,482)	(282,171,751)	(303,170,575)	(44,094,331)
General and administrative expenses	(42,813,000)	(91,777,836)	(155,958,876)	(204,052,576)	(274,782,664)	(39,965,481)
Impairment loss of goodwill	—	—	—	—	(267,917,575)	(38,966,995)
Other operating income — government subsidy	14,438,658	23,684,945	37,385,834	41,138,443	48,742,897	7,089,360
Total operating cost and expenses	(128,702,047)	(391,128,371)	(832,905,436)	(1,182,593,788)	(1,481,686,576)	(215,502,374)
Income (loss) from operations	108,974,702	203,880,906	294,805,008	523,567,834	(159,942,913)	(23,262,731)
Exchange gain (loss)	—	2,095,199	(19,568)	(2,040,641)	4,227,896	614,921
Gain from deconsolidation of subsidiaries	623,560	—	—	—	561,528	81,671
Interest income	1,143,937	2,794,977	3,712,918	11,385,895	3,990,096	580,335
Investment income (loss)	12,544,293	21,406,016	12,619,887	10,012,216	(292,384)	(42,525)
Interest expense	(91,382)	—	—	—	—	—
Income (loss) before taxes and gain (loss) from equity in affiliates	123,195,110	230,177,098	311,118,245	542,925,304	(151,455,777)	(22,028,329)
Income tax expense	(34,310,731)	(67,246,490)	(82,612,132)	(122,998,509)	(129,855,367)	(18,886,680)
Gain (loss) from equity in affiliates	476,516	4,333,847	1,539,316	2,579,447	(113,486,155)	(16,505,877)
Net income (loss)	89,360,895	167,264,455	230,045,429	422,506,242	(394,797,299)	(57,420,886)
Net income (loss) attributable to non-controlling interests	(1,574,887)	(13,787,949)	(22,461,561)	(13,014,063)	7,053,281	1,025,857
Net income (loss) attributable to Jupai shareholders	87,786,008	153,476,506	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Deemed dividend on Series B convertible redeemable preferred shares	(46,198,890)	—	—	—	—	—
Net income (loss) attributable to ordinary shareholders	41,587,118	153,476,506	207,583,868	409,492,179	(387,744,018)	(56,395,029)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
Net income (loss) per share:
Basic	0.36	1.06	1.08	2.09	(1.93)	(0.28)
Diluted	0.36	1.01	1.03	1.99	(1.93)	(0.28)
Weighted average number of shares used in computation:
Basic	83,683,960	114,124,300	192,674,014	195,467,414	200,480,910	200,480,910
Diluted	114,445,361	119,598,947	200,765,917	205,671,904	200,480,910	200,480,910

	As of December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	193,098,712	795,497,163	1,123,166,156	1,527,777,270	1,298,565,042	188,868,452
Restricted cash	—	—	—	—	4,000,000	581,776
Short-term investments	65,236,935	72,446,602	25,210,000	23,203,612	4,723,612	687,021
Total current assets	327,609,547	993,964,105	1,473,455,429	1,908,518,999	1,582,067,319	230,102,148
Goodwill	—	259,714,506	277,752,765	261,621,691	297,031	43,201
Advanced payment for acquisition	—	94,888,600	77,560,000	—	—	—
Investment in affiliates	13,980,000	34,732,868	85,830,444	181,922,556	67,262,431	9,782,915
Total assets	411,893,528	1,569,402,314	2,128,054,419	2,626,087,778	1,980,494,033	288,050,910
Total current liabilities	119,101,678	377,516,287	482,937,736	697,973,210	588,906,112	85,652,842
Total liabilities	126,878,719	465,133,224	579,783,669	772,219,777	613,345,198	89,207,360
Total liabilities, mezzanine equity and equity	411,893,528	1,569,402,314	2,128,054,419	2,626,087,778	1,980,494,033	288,050,910

	For the Year Ended December 31,
	2014	2015	2016	2017	2018	2018
	RMB	RMB	RMB	RMB	RMB	USD
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	149,448,775	369,053,507	188,263,729	617,527,056	(67,721,633)	(9,849,705)
Net cash used in (provided by) investing activities	(36,776,769)	(75,307,251)	1,878,091	(74,041,982)	(40,881,690)	(5,945,996)
Net cash provided by (used in) financing activities	47,730,387	293,994,196	114,406,429	(121,147,657)	(121,429,521)	(17,661,192)
Effect of exchange rate changes	118,497	14,657,999	23,120,744	(17,726,303)	4,820,616	701,133
Net increase (decrease) in cash, cash equivalents and restricted cash	160,520,890	602,398,451	327,668,993	404,611,114	(225,212,228)	(32,755,760)
Cash, cash equivalents and restricted cash at beginning of period	32,577,822	193,098,712	795,497,163	1,123,166,156	1,527,777,270	222,205,988
Cash, cash equivalents and restricted cash at end of period	193,098,712	795,497,163	1,123,166,156	1,527,777,270	1,302,565,042	189,450,228

Exchange Rate Information

Unless otherwise noted, translations of all Renminbi to U.S. dollar amounts in this annual report were made at a rate of RMB6.8755 to US$1.00, which was the certified exchange rate in effect as of December 31, 2018 published by the Board of Directors of the Federal Reserve System. The certified exchange rate on April 19, 2019 was RMB6.7032 to US$1.00.

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

We have a limited operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We have also started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. Our net revenues increased from RMB1.1 billion in 2016 to RMB1.7 billion in 2017 and decreased to RMB1.3 billion in 2018. However, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past. For example, in 2018, our revenues from one-time commissions was RMB737.5 million, representing a decrease of 29.0% from 2017. In addition, as the provision of our asset management and other services is at an early stage, we cannot assure you that these businesses will continue to grow or our attempts to further expand our service offerings will be successful. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between U.S. and China contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 44.3% year over year to RMB30.3 billion in 2018.

In addition, the development of our business will primarily depend on the demand for our services and products. Any failure on our part to keep up with the development of the wealth management service and asset management service sectors or our failure to respond to product innovation may materially and adversely affect the growth of our business.

You should consider our prospects in light of the risks and uncertainties that companies with limited operating histories may encounter.

We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected.

Although our revenues declined in 2018, we have experienced business growth in general in recent years. Our business growth and expansion has placed, and continues to place, significant strain on our management and resources. Factors relating to our business that may impact our growth and cause fluctuations include:

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

We believe that it will depend on our ability to effectively implement our business strategies and address the above listed factors that may affect us to achieve future growth.

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

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operation may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the PBOC, China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued Guidance on Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products.

The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting rigid payment, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions.

In addition, there are laws and regulations governing certain wealth management products that we distribute or manage, such as private equity products, private securities investment funds, trust products and insurance products. New laws and regulations may be adopted to require additional licenses and permits. Our business may be adversely affected if the relevant authorities enhance their scrutiny over the wealth management products we distribute or manage.

We cannot assure you that we will be able to maintain our existing licenses or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. For example, currently, a license is required for sales of asset management plans, mutual funds, and other financial products. We sell mutual fund products and asset management plans relying on a license that was issued by the CSRC to Shanghai Jupai Yumao Fund Sales Co., Ltd., or Yumao, a subsidiary of Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai, in December 2014 to sell mutual fund products or other regulated fund products. We refer to “mutual fund” as a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within China, and the related capital are managed by fund managers and placed in the custody of fund custodians, and invested in securities portfolios for the holders of fund shares. We cannot assure you that we will be able to maintain our license to sell mutual fund products or other regulated fund products.

We believe license is not required under the currently effective laws for our sourcing and distribution of wealth management products which feature asset management plans because, while we facilitate the sale of these products and provide ancillary consulting services, we are not directly selling asset management plans to and do not enter into the agreements with end customers.  However, there are substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. On February 22, 2019, the CSRC released an exposure draft of the Supervision Measures on Public Offering Securities Investment Funds Sales Agencies, or the Draft Sales Agency Measure, and its implementation rules, pursuant to which, among others, marketing and promoting mutual funds are deemed to be fund selling activities, thus requiring a securities and futures operation license. If the Draft Sales Agency Measure comes into effect, our facilitation and ancillary consulting services may be deemed as marketing and promotion of funds and thus we may be required to apply for a securities and futures operation license for entities providing facilitation and ancillary consulting services or otherwise adjust our business operation, and the license currently held by Yumao in respect of selling mutual fund products and asset management plans may be required to be re-applied or renewed to meet the requirements under the PRC laws. As a result, our business, results of operations and prospects would be adversely affected.

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

On September 30, 2018, AMAC issued the Notice on Strengthening Self-Regulatory Administration of Information Disclosure by Private Investment Fund, which emphasized the information disclosure obligations of private fund manager. In December 2018, AMAC updated Notice for Registration of Private Fund Manager. The notice, among others, further clarifies the requirements for new private fund manager applicant, including the authenticity and stability of shareholders and related parties, and the requirements of continuous operation and internal control for registered private fund manager. In the event that we are found to be not in full compliance with the changing regulatory requirements on private fund manager and private investment fund, we may incur significantly increased costs and expenses and may need to allocate additional resources to gain compliance. We cannot assure you that we will be able to make the required adjustment in a timely manner if needed, failure of which will materially affect our operations.

The overall regulatory conditions in China would also affect our business and financial condition. For example, in 2018, the PRC government authorities issued a series of banking policies to control the leverage ratio, which have adversely affected the liquidity of capital in the market. Under such circumstance, the investment demand of our clients and the financial performance of certain wealth management products we distributed may be adversely affected, which may in turn affect our results of operations.

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

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. In July 2015, we acquired Scepter Pacific. In 2016, we acquired UP Capital Management Limited, Non-Linear Investment Management Limited and Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co., Ltd.). In 2017, we acquired Pushing International Trade (China) Co., Ltd., which is the holding company of a financial leasing company in the PRC. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended. See also “Item 4. Information on the Company—C. History and Development of the Company.” Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Our failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2018, we recorded impairment loss of goodwill of RMB267.9 million (US$39.0 million) in connection with the impairment of goodwill from acquisition of Scepter and loss from equity in affiliates of RMB104.1 million (US$15.1 million) in connection with our equity interest in two non-controlling investees. We cannot guarantee that we will not incur increased impairment loss arising from our acquisitions or investment in the future, which may materially and adversely affect our financial condition and results of operations.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the products that we distribute involve real estate or related assets. Historically, this concentration is predominantly among the fixed income products that we distribute. In 2016, 2017 and 2018, the total transaction value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 73%, 69% and 68%, respectively, of the total transaction value of all fixed income products we distributed in 2016, 2017 and 2018. Since 2018, we have adjusted to focus on private equity products that make equity investment in real estate developers with high-quality real estate projects. The total transaction value of the private equity and venture capital products rapidly increased and accounted for around 60% of the total transaction value of all the products we distributed in 2018. Of the total transaction value of all private equity and venture capital products we distributed in 2018, approximately 93% were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 77% of the total transaction value of all products we distributed in 2018. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

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

We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. These risks include those associated with general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control. For example, as the real estate market cooled down in 2018, a number of the wealth management products linked to real estate that we distributed missed the due date of the payment of return to the investors. Although we are not directly liable to our clients in the event of these product default and did not suffer direct economic losses arising from such default, these incidences may harm our reputation and may impair the confidence of our clients in the wealth management products we distributed, which may impede our ability to distribute new products in the future and may result in an increase in the withdrawal or redemption by the clients of existing products.

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

In addition, the profitability of our asset management services depends on fees charged based on the value of assets under management. Any impairment on the value of the assets we manage, whether caused by fluctuations or downturns in the underlying markets or otherwise, will reduce our revenues generated from asset management business, which in turn may materially and adversely affect our overall financial performance and results of operations.

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

While our asset management business has experienced substantial growth in general since 2013, our assets under management declined in 2018, as compared to that of 2017, due to the uncertainty of macro-economic conditions and rapid changes in regulatory regime of the industry.  Our assets management business may continue to suffer in the coming year if the macro economic factors affecting our business do not have material changes in a positive way. However, we intend to further develop our fund management business by offering and managing a broader variety of funds, including funds of securities investment funds, funds of hedge funds and funds of fixed income funds.

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

Under the Administrative Rules Regarding Trust Company-Sponsored Collective Fund Trust Plans, or the Trust Plan Rules, issued by the China Banking Regulatory Commission, or the CBRC, on January 23, 2007, which became effective on March 1, 2007 and was subsequently amended on February 4, 2009, entities that are not financial institutions cannot conduct “promotion” of collective fund trust plans, or trust plans. A “trust plan” refers to a collective investment arrangement under which a trust company, in its capacity as trustee, manages funds entrusted to it by multiple sources for the interest of specified beneficiaries (often the same as the entrusting parties), by investing the entrusted funds in pre-determined assets or projects to generate returns for the beneficiaries. Investments in trust plans are referred to as trust products. Trust products have been a major wealth management product available to high-net-worth individuals in China. The CBRC strengthened the regulation on promotion of trust plans in a recent circular and its implementation rules, which explicitly prohibit the trust companies from engaging any non-financial institutions to promote trust plans directly or indirectly through advisory, consulting, brokerage or other services. Our distribution of the trust plans and the relevant services we provided may be deemed as “promotion” of the trust plans under the PRC regulations and rules. We have ceased to provide service to new trust plans after the issuance of this circular by the CBRC in April 2014, and we have not been aware of any investigation or administrative actions from any governmental authority as of the date of this annual report. However, we cannot assure you that we will not be penalized by the CBRC or other governmental authorities in relation to the trust plans that we assisted to distribute prior to the issuance of the CBRC circular, the occurrence of which could adversely impact our results of operations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Trust Products.”

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

As of December 31, 2018, we derived our revenues from 76 client centers in 50 affluent cities in China and overseas, such as Shanghai, Beijing, Hangzhou and Shenzhen. In 2018, approximately 28% of our total net revenues were derived from Shanghai and Hangzhou alone. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

We may face increased competition and if we are unable to compete successfully, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented. As the industry develops, we may face increased competition. In distributing wealth management products, we face direct competition primarily from other third-party wealth management service providers such as Noah Holdings Limited (NYSE: NOAH). We also compete with many local PRC commercial banks and insurance companies that have their own wealth management teams and sales forces to distribute their products.

In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management service industry may emerge, which could cause us to lose market share in key market segments.

Our competitors may have better brand recognition, stronger market influence, greater financial and/or marketing resources. For example, the commercial banks we compete with tend to enjoy distribution advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. A number of commercial banks have established subsidiaries to distribute wealth management products. Moreover, many wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings.

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

Both E-House (China) Holdings Limited, or E-House, and SINA Corporation (Nasdaq: SINA), or SINA, are our existing principal shareholders and are strategically significant for our business and they may help us grow our real estate or real estate-related wealth management products and expand our presence online. By leveraging our partnerships with E-House and SINA, we seek to capture new business opportunities and increase our addressable markets by exploring and entering into the online third-party wealth management and asset management markets. To a certain extent, we rely on continued cooperation with them to develop, innovate and diversify our products offerings. Either of E-House and SINA could, at any time, reduce its support for our business. In addition, their dual role as our substantial shareholders and contractual counterparty could result in conflicts of interest. If for any reason E-House or SINA reduces its support for our real estate or related wealth management products and our online services, our business may be materially and adversely affected.

If the operation of 100run.com is found to violate PRC law, we may no longer distribute products through this platform and our reputation may be negatively affected.

Before August 2014, Shanghai Jupai held 48% equity in Yibairun Investment Consulting (Beijing) Co., Ltd., or Yibairun, which operates the website of 100run.com. 100run.com displays information on debt and equity securities fund products online, and its clients can invest in such products through the website with a relatively low minimum investment amount. We used to engage Yibairun in the distribution of certain debt and equity securities, but we did not generate any profit from 100run.com. In August 2014, we sold our entire holding in Yibairun to a third-party individual.  In August 2016, Shanghai Runju Financial Information Service Co., Ltd., or Runju, entered into a website authorization agreement with Yibairun, pursuant to which Runju can control, and receive economic benefits from, the operation of 100run.com. In September 2017, we acquired a non-controlling interest in Runju. The aggregate value of wealth management products we sold to 100run.com amounted to RMB4.5 billion, RMB3.7 billion and RMB1.1 billion in 2016, 2017 and 2018, respectively. The laws and regulations regarding peer-to-peer lending and asset management business are constantly and rapidly evolving. The interpretation and enforcement of these laws and regulations remain unclear and are subject to substantial discretion of the regulatory authorities. According to the Notice on Strengthening the Rectification and Conducting Review and Acceptance of Asset Management Business Conducted through Internet issued on March 28, 2018 by the Office of the Leading Group for the Special Rectification for Internet Financial Risks, or the Circular 29, online platform is prohibited from selling asset management products without obtaining relevant licenses. Absent relevant licenses, selling asset management products through online platform should be terminated immediately, and the existing sales volume should be lowered down to zero by the end of June 2018, otherwise severe administrative penalties may be imposed. Under the current legal regime, it is uncertain whether Runju has obtained sufficient business licenses and permits required for operating the business of 100run.com. See “Information on the Company—Business Overview—Regulation—Regulations on P2P Lending Business.” If PRC regulatory authorities deem its operations illegal and order 100run.com to cease operations, or promulgate new rules and impose restrictions on the operations of 100run.com, we may no longer be able to distribute products through 100run.com, and our reputation in the investor community may be adversely affected by our historical affiliation with it. As of the date of this annual report, neither Runju nor us has received any rectification notice from government authorities. If we acquire the controlling interest in Runju or Yibairun in the future or other similar platforms to distribute wealth management products, we may also be subject to greater regulatory oversight due to our ownership of those companies. Currently, we do not expect to make any additional investment in Runju in the foreseeable future. The investment in Runju was fully impaired as of December 31, 2018.

We are required to register our client centers outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local industry and commerce bureau and obtain business licenses for them as branch offices. We have 76 client centers in 50 cities across China and overseas as of December 31, 2018. As of February 28, 2019, 8 of these client centers in their relevant cities have not been registered as branch offices and the net revenues attributable to these centers, in the aggregate, accounted for 9.7%, 6.4% and 2.7% of our net revenues in 2016, 2017 and 2018, respectively. We are in the process of applying for the registration of these client centers, and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2019, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 32.3% of our share capital. As a result of this high level of shareholding, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.  Also, SINA and Mr. Tianxiang Hu hold 10.8% and 15.9% of our total outstanding shares as of March 31, 2019, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees— E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2019, options to purchase 15,642,600 ordinary shares and 8,928,548 restricted shares have been granted, and options to purchase 9,415,271 ordinary shares and 1,182,371 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

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

We sell mutual funds and asset management plans sponsored by mutual fund management companies from time to time. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC, last amended on February 17, 2013, and came into effect on June 1, 2013, to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the Draft Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum registered capital, capital contribution or net asset of RMB100.0 million, and shall have been profitable for the last three financial years with sound operation and internal control. In addition, there are financial condition requirements for controlling shareholder and actual controller. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience, and shall be in good standing. Our offshore entities do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. Therefore, in order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, which is one of our PRC subsidiaries, with Shanghai Jupai. Yumao, a wholly owned subsidiary of Shanghai Jupai, holds such license.

Part of our business includes conducting market surveys, which is defined by the current Foreign Investment Catalogue as the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services. Market survey is categorized as restricted to foreign investment in the Special Administration Measures for Access of Foreign Investment (Negative List) (2018 Version), or the Negative List, pursuant to which market survey is restricted to joint venture or joint cooperation enterprises. Because Shanghai Juxiang is unable to obtain such license, we conduct such activities through Shanghai Jupai, which, as a domestic PRC company, is not required to obtain such license for market survey.

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services as private investment fund managers in China, in practice, when managing various funds, we may also need to invest in projects or funds at the same time. Some targeted projects are listed in the Negative List as prohibited or restricted categories for foreign investment. Therefore, besides Shanghai Jupai, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng.

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

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the PRC government otherwise finds that we, Shanghai Jupai, Shanghai E-Cheng or any of their respective subsidiaries or client centers are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

In 2016, 2017 and 2018, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 65%, 37% and 31% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai and Shanghai E-Cheng. These individuals may have conflicts of interest with us. Shanghai Jupai is approximately 67.7% owned by Mr. Jianda Ni, our chairman and chief executive officer and one of our principal shareholders, and collectively 32.3% by other four individuals. Conflicts of interest may arise between the roles of Mr. Ni as shareholder of our company and as shareholder of our VIEs. Shanghai E-Cheng is 70.0% owned by Ms. Qimin Wu and 30.0% owned by Mr. Tianxiang Hu. Ms. Wu is our employee. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of Shanghai Jupai and Shanghai E-Cheng may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai Jupai and the Joinder Agreement relating to Equity Pledge Agreement on July 15, 2018, the shareholders of Shanghai Jupai pledged their equity interests in Shanghai Jupai to Shanghai Juxiang to secure Shanghai Jupai’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. The equity pledges under the equity pledge agreements in connection with Shanghai Jupai have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC, except that the equity pledge over Mr. Ni’s equity interest in Shanghai Jupai in favor of Shanghai Juxiang is still under the process of registration with the local branch of SAIC in Shanghai and has not been completed yet. And the equity pledges under the equity pledge agreements in connection with Shanghai E-Cheng have not been registered with the relevant local branch of SAIC. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. The PRC Property Law further provides that the registration with the local branch of SAIC is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity interest pledge is duly registered with the local branch of SAIC, such pledge is unenforceable even though the relevant equity pledge agreement is binding.  The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAIC in Shanghai for registration of their equity interest pledge. However, there is no guarantee that the shareholders of Shanghai E-Cheng will complete the registration in a timely manner, or at all. If any shareholder fails to complete such registration, then no security interests will be created and Shanghai Baoyi will not be able to effectively exercise the pledge of such shareholders’ equity interests in Shanghai E-Cheng or at all.  Moreover, if Shanghai Jupai or Shanghai E-Cheng fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in Shanghai Jupai or Shanghai E-Cheng, as applicable, in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

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

Substantial uncertainties exist with respect to the viability of our current corporate structure, corporate governance, business operations and financial results.

The Ministry of Commerce, or the MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE and a “variable interest entity” or VIE, that is controlled via contractual arrangements will also be deemed as an FIE, if it is ultimately “controlled” by foreign investors. Therefore, for companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIE will be treated as an FIE and any operation in the industry category on the “negative list” without market entry clearance may be found illegal.

On March 15, 2019, the National People’s Congress of the PRC passed the Foreign Investment Law, which will become effective on January 1, 2020. The Foreign Investment Law will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law unified legal system for foreign investment, the governance of foreign investment companies in the PRC, and more open up of domestic market to foreign investors. The Foreign Investment Law will be the basic law for foreign investment field. Foreign investment enterprises not on the Negative List shall be subject to the same regulatory and governmental administration as of domestic companies and thus, the Company Law of the PRC and the Partnership Company Law will be applied to foreign investment companies, the high authority will be the shareholders’ meeting, the resolution requirements on material matters and requirements on equity transfer to third party is relaxed to certain extent. The Negative List will list fields which foreign investment is prohibited or restricted. The Foreign Investment Law makes no reference to the principle of “actual control” or “controlled through contractual arrangements” or VIE structure in determining the status of a company. However, it is not certain whether future detailed rules relating to “investment in other forms” as prescribed under the Foreign Investment Law will be promulgated will take the same view as that in the draft Foreign Investment Law.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014, the U.K. determination to leave the European Union in 2016 and the unsettled negotiation on withdrawal and post-exit arrangement, the new tariff and trade policies imposed by the U.S. to a number of markets in 2018. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any prolonged slowdown in global economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors.

Our business could be adversely affected by trade tariffs or other trade barriers.

In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the U.S. have each imposed tariffs indicating the potential for further trade barriers. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government may take in retaliation. Although we primarily provide services to the domestic market, tariffs could potentially impact the business of our customers, suppliers and business partners which may in turn affect our business. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

•                  The regulations of the wealth management and asset management business in China, including evolving licensing practices, are evolving and subject to uncertainties. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “— Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “Item 4. Information on the Company—B. Business Overview— Regulation.”

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

The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In recent years, Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. Subsequently in 2017 and 2018, Renminbi has again appreciated significantly against U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and consolidated entities. In utilizing the proceeds that we received from our initial public offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated entities only through loans.

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

On March 30, 2015, the SAFE issued the Circular on Reform of the Administrative Rules of the Payment and Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which became effective on June 1, 2015. Pursuant to SAFE Circular 19, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or elect to follow the “conversion-at-will” regime of foreign currency settlement. Where a foreign-invested enterprise follows the conversion-at-will regime of foreign currency settlement, it may convert part or all of the amount of the foreign currency in its capital account into Renminbi at any time. The converted Renminbi will be kept in a designated account labeled as settled but pending payment, and if the foreign-invested enterprise needs to make payment from such designated account, it still needs to go through the review process with its bank and provide necessary supporting documents. SAFE Circular 19, therefore, has substantially lifted the restrictions on the usage by a foreign-invested enterprise of its RMB registered capital converted from foreign currencies. According to SAFE Circular 19, such Renminbi capital may be used at the discretion of the foreign-invested enterprise within the business scope of the foreign-invested enterprise following the principles of authenticity and self-use and the SAFE will eliminate the prior approval requirement and only examine the authenticity of the declared usage afterwards.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective in June 2016. Except for reiteration of some of the rules set forth in SAFE Circular 19, SAFE Circular 16 only prohibits using changes RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue loans to non-associated enterprises, instead of prohibiting using such fund to extend RMB entrusted loans to any party as provided under SAFE Circular 19. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

In January 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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

We and our employees, who are “domestic individuals” and have been granted share options, or the PRC optionees, became subject to the Stock Incentive Plan Rules when our company became an overseas listed company upon the completion of our initial public offering. We have completed the registration as required under the Stock Incentive Plan Rules and other relevant SAFE registrations and plan to update the registration on an on-going basis. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules, we and/or our PRC optionees may be subject to fines and other legal sanctions. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law. In addition, the General Administration of Taxation has issued a few circulars concerning employee stock options. Under these circulars, our employees working in China who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities. Furthermore, there are substantial uncertainties regarding the interpretation and implementation of the Individual Foreign Exchange Rule and the Stock Incentive Plan Rules.

The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.

Pursuant to the letter agreement that we entered into with the local county government in January 2013 and various subsequent agreements, the local county government agreed to provide us subsidies based on the value-added tax, enterprise income tax and individual income tax for the financial year ended December 31, 2018 to Shanghai Juxiang, Shanghai Jupai and other subsidiaries. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by Shanghai Juxiang, Shanghai Jupai and other subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

In addition, under the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Jupai Hong Kong Investment Limited, or Jupai HK, and Scepter Holdings Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang and Shanghai Baoyi, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Jupai HK or Scepter Holdings Limited is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiary directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Tax — Dividend Withholding Tax”.

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Tax — PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2019. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

However, as there is a lack of clear statutory interpretation on these notices, we face uncertainties on the reporting and consequences on the future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. We may be required to expend costly resources to comply with SAT Circular 698 and SAT Notice No. 7, or to establish a case to be tax exempt under SAT Circular 698 and SAT Notice No. 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of our auditors as it relates to those operations without the approval of the PRC authorities, our auditor’s work related to our operations in China is not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

The trading price of our ADSs has ranged from US$3.73 to US$26.66 per ADS in 2018. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing, i.e. July 16, 2020.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, based on a review of our register of shareholders, we had 201,737,272 ordinary shares outstanding (excluding 9,175,092 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 109,214,544 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Although we declared dividend on our ordinary shares in April 2018, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

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

As of March 31, 2019, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially own approximately 122,379,031 ordinary shares, or 58.8% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2018, and we will likely be a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

In March 2016, we acquired 34% equity interest in and 70% contractual earning distribution right of UP Capital Management Limited, or UP Capital, which directly holds 100% equity interest in Juhui Financial Securities Limited, a Hong Kong entity holding the required license to provide financial services to the high-net-worth clients in Hong Kong. We acquired additional 45% equity interest in UP Capital in 2017, and therefore owned 79% ownership and corresponding economic rights in UP Capital since then. In May 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited which directly holds 100% equity interest in Jucheng Insurance Broker Ltd., a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong.

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

SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on http://www.sec.gov. You can also find information on our website http://jupai.investorroom.com.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. With our network of 76 client centers in 50 economically vibrant cities as of December 31, 2018, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in China and overseas. We maintained a large high-net-worth client base. During 2016, 2017 and 2018, we had 10,218, 12,825 and 8,638 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately eight years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2016, 2017 and 2018, approximately 55.6%, 60.9% and 73.5% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention ability.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2018, we sourced third-party products from four domestic and six overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2016, 2017 and 2018, the aggregate value of wealth management products we distributed reached RMB45.3 billion, RMB54.3 billion and RMB30.3 billion, respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2018, the amount of total assets under our sole or shared management was RMB56.8 billion, compared to RMB57.5 billion as of December 31, 2017. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

We generate our revenues in connection with our wealth management product related services from one-time commissions and recurring service fees paid by third-party product providers, corporate borrowers and our own clients. The one-time commissions are calculated based on the value of wealth management products we distribute to our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products and fund products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Prior to 2015, one-time commissions received from distribution of fixed income products in connection with our wealth management product advisory services accounted for substantially all of our revenues. We also generate revenues from one-time commissions for our fund formation services and from recurring management fees for managing the funds. These fees are typically computed as a percentage of the capital contribution in the funds. We expect the recurring management fees to also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms consulting service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services.

We have experienced general growth in recent years, except that our revenues of 2018 declined as compared to that of 2017 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues changed from RMB1.1 billion in 2016 to RMB1.7 billion in 2017 and to RMB1.3 billion in 2018. We recorded a net income attributable to our shareholders of RMB207.6 million in 2016 and RMB409.5 million in 2017, and a net loss attributable to our shareholders of RMB387.7 million in 2018.  Our net revenues in 2018 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB737.5 million, RMB435.5 million, RMB64.3 million and RMB84.4 million, respectively.

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

Wealth management product advisory services

To help our high-net-worth clients attain their diversified financial objectives, we provide third-party advice on how their investable assets should be allocated. We provide our clients with a wide spectrum of value-added services before, during and after distribution of wealth management products by assisting our clients in crafting their wealth management plans in light of their risk appetite, recommending investment opportunities carefully selected from a vast array of competitive products including fixed income products, private equity and venture capital funds products, public market funds and other products and keeping them informed of the latest market and product intelligence. We require our wealth management service personnel to advise our clients based on their investment needs. For our clients who need advice on product selection, we require our wealth management service personnel to select and suggest products with features and terms that best suit the investor’s risk appetite and investment horizon. When, for instance, a client decides to invest in one-year term fixed income products, we recommend the specific product that we believe is of the highest quality among those products. To help achieve this, we offer our wealth management service personnel with the same internal commission rates for all products with similar feature and term notwithstanding the varying levels of external commission rates we receive from different product providers. Our clients enter into contractual arrangements with the product providers to purchase investment products directly from them. We generally charge product providers or the underlying corporate borrowers a one-time commission based on the investment amount made by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. We also charge recurring service fees during the life cycle of certain wealth management products from the underlying product providers or corporate borrowers for services we provide, such as investor coordination, investment advisory services and distribution of periodic product performance reports.

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. During 2016, 2017 and 2018, we provided wealth management product advisory services to 10,218, 12,825 and 8,638 active clients, respectively. In 2016, 2017 and 2018, the aggregate value of wealth management products we distributed reached RMB45.3 billion, RMB54.3 billion and RMB30.3 billion, respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2016, 2017 and 2018, approximately 55.6%, 60.9% and 73.5% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention abilities.

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

Our coverage networks

With our network of 76 client centers in 50 economically vibrant cities in China and overseas as of December 31, 2018, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2018, we operated five client centers in Shanghai, three client centers in each of Beijing, Tianjin, Hangzhou, Chengdu, Xiamen and Guangzhou, two client centers in each of Chongqing, Dongguan, Qingdao, Suzhou, Shenzhen, Jinan, Ningbo, Zhuhai, Quanzhou and Hong Kong, and one client center in 33 other cities in China and overseas.

Asset management services

Our wealth management product advisory services are complemented by our asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. We substantially strengthened our asset management services with our acquisition of E-House Capital in 2015. We provide fund management services as well as advisory and administrative services, serving as the general partner or co-general partner alongside another management company, to limited partnership funds. Serving as the general partner, co-general partner or manager of the funds under management, we charge a recurring management fee for actively managing the fund’s investments. We share performance fees or carried interest towards the successful completion of the investment projects. Our ability to provide these asset management and advisory services provides us with an additional source of revenue.

By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of our clients’ expectations for investment products. A significant portion of the products that we help to develop are in the form of private investment funds with real estate as the underlying asset. For those products, the real estate developers benefit from the combination of our industry knowledge and understanding of financial products. Whereas products designed by other providers are typically financed with debt instruments, we are able to design innovative products that feature equity or a combination of debt and equity elements. Products with equity elements are increasingly welcomed by real estate developers because of the higher flexibility in satisfying their financial needs. Along with the trends of the regulatory changes, we have increased our emphasis on products of equity investment in real-estate projects since 2018.  At the same time, those self-developed real estate investment products offer our clients with an alternative to invest in the sharing of long-term profits instead of fixed returns. For the products that we develop and manage in-house, we invest the product proceeds pursuant to the use of proceeds as provided for under the respective product’s subscription documents.

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2018.

	As of December 31,
	2016	2017	2018
Product Categories (Asset Under Management(1))	%(2)	%(2)	%(2)
Fixed Income Products	50	62	35
Private equity and venture capital fund products	41	33	60
Public Market Products	8	4	3
Other Products	1	1	2

(1)         Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total Assets Under Management were RMB 36.1 billion, RMB57.5 billion and RMB56.8 billion as of December 31, 2016, 2017 and 2018, respectively.

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

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2018, we sourced products from four domestic and six overseas product providers for recommendation to our clients. In terms of value, the distribution of a majority of products that we distributed were made on an exclusive basis since 2013. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

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

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 73%, 69% and 68% of the total transaction value of all fixed income products we distributed in 2016, 2017 and 2018, respectively. The total transaction value of the private equity and venture capital products rapidly increased and accounted for around 60% of the total transaction value of all the products we distributed in 2018. Of the total transaction value of all private equity and venture capital products we distributed in 2018, approximately 93% were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 77% of the total transaction value of all products we distributed in 2018. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In the period from 2016 to 2018, 26.4%, 23.0% and 17.5% of the amount of the real estate development-related products we distributed were to fund projects in Suzhou, Beijing, Xi’an and Shanghai, respectively. More than half of those products are secured by land use rights and/or security interest over the equity interest of the project company, which has legal title to the constructed buildings before they are sold. In January 2018, AMAC released the Filing Notice that prohibits using the private investment funds to lend money to a corporate borrower and receive fixed return. In response to such changes of the regulatory regime, we have ceased to distribute any new fixed income products invested in real estate related bonds, and we have used, and continue to increasingly use, private equity funds to invest in the real estate industry.

To date, fixed income products, particularly real estate or related fund products, account for a significant portion of our wealth management product related revenue streams. This concentration correlates with the relatively conservative investment appetite and deeply rooted perception among Chinese investors that real estate investments provide more investment transparency and security. In recent years, we started to design unconventional or non-traditional investment products in niche markets to cater to the individualized investment needs and tastes of some of our clients.

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

Ten of the products that we distributed were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB0.5 billion and RMB6.4 billion as of December 31, 2017 and December 31, 2018 respectively. None of these products, if redeemed, will require a refund of the applicable fees we collected.

The table below lists our top 10 products in 2018 based on the fund raising size of the relevant product:

Product	Product type	Fund Raising Size (RMB in million)
Product I	Private equity and venture capital funds	2,761.6
Product II	Private equity and venture capital funds	2,448.1
Product III	Private equity and venture capital funds	1,486.2
Product IV	Private equity and venture capital funds	1,412.9
Product V	Fixed income products	1,055.3
Product VI	Private equity and venture capital funds	1,021.1
Product VII	Private equity and venture capital funds	999.0
Product VIII	Private equity and venture capital funds	988.6
Product IX	Fixed income products	934.3
Product X	Private equity and venture capital funds	841.9

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2018, the team was comprised of 264 people. We started to develop products in-house in 2013. In terms of value, approximately RMB37.8 billion, RMB48.8 billion and RMB28.2 billion of the products that we distributed in 2016, 2017 and 2018, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Offline Marketing Activities.     In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as monthly product roadshows in cities across China and one-on-one wealth management salons. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In addition, we also co-host investment and wealth management-related interviews and talk shows with CBN, an influential finance-themed media platform in China, and publish articles and proprietary research reports in major business and finance magazines and newspapers in China. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors.  In August 2016, we organized our first group of members to attend the investment seminar hosted by the Wharton Business School in the United States. In August 2017, we held first annual celebration event of J+ Club in Sanya, Hainan Province. In 2017, we also celebrated our two-year anniversary of trading and listing on NYSE and organized a series of investment strategy conferences and forums. In 2018, we held the first Lujiazui Real Estate Finance Forum and a series of investment strategy conferences and forums.

Online Marketing Activities.     To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as WeChat and Weibo, through which we introduce basic services information, market research and updates to our members. For example, one of our WeChat official accounts, Jupai Research Institution, delivers research results to its subscribers regularly.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including our business process management, or BPM, system that integrates our internal work streams and information flow on one platform to help us operate efficiently, and our client relationship management, or CRM, system that is supported by the Microsoft OA system to help us collect and analyze our clients’ individualized transaction information to provide tailored services, and “Jupai Online,” a mobile application that integrates our online system in assisting our client managers to provide services on the mobile platform for our clients. In 2018, we further enhanced our technology infrastructure to improve the operation and communication efficiency. We use big data analytics to further strengthen our product design and customer service capabilities, and we hold online training sessions for our client managers through our e-learning system. We expect to continue upgrading our system and IT infrastructure to further enhance our client service and product management capabilities.

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

•                  Commercial banks, trust companies and insurance companies.   Many commercial banks, trust companies and insurance companies rely on their own wealth management arms and sales forces or establish subsidiaries primarily engaged in wealth management to distribute their products. We believe that we compete effectively with commercial banks, trust companies and insurance companies due to a number of factors, including our independence, which positions us as a centralized wealth management product aggregator to provide and recommend suitable wealth management product advice and product combinations that suit our clients’ financial objectives.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have thirteen registered trademarks, nine copyrights in China and four registered domain names, jpinvestment.cn, Jp-fund.com,  jupaionline.com and cnchia.com. The registrant of  jpinvestment.cn, Jp-fund.com, jupaionline.com and cnchia.com is Shanghai Jupai, Yumao, Shanghai Juxiao Fintech and Information Service Limited and Ningbo Qirong Education Technology Limited, respectively.

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

Regulations on Asset Management Plans

According to the CSRC, qualified mutual fund management companies, securities companies and other financial institutions may be entrusted by clients to engage in asset management business.

Asset Management Plans by Securities Companies.

In April 2018, the PBOC, the CBIRC, the CSRC and SAFE joint issued the Asset Management Guidance. Pursuant to the Asset Management Guidance, investors of asset management plans are divided into non-specific public and qualified investors. Qualified investors shall be natural persons, legal entities or other organizations that have corresponding risk identification ability and risk-taking ability to invest in a single asset management production no less than a certain amount, and meets certain requirements. Rigid payment is not allowed under such guidance.

In October 2018, the CSRC promulgated Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures. The Asset Management Administration Measures replaced former administration measures on assets management business of fund companies, securities companies and futures companies.

The Asset Management Administration Measures apply to privately offered asset management plans established and managed by securities and futures operation institutions (including securities company, fund management company, futures companies and subsidiaries established by the aforesaid institutions that engage in privately offered asset management business) through private placement of funds or acceptance of property entrustment, with a custodian institution acting as the asset custodian, and makes investments according to the asset management agreement. Securities and futures operation institutions engaging in privately offered asset management business shall be approved by the CSRC. The securities and futures operation institutions may sell its asset management plans on its own or through an agency qualified to sell mutual funds. The securities and futures operation institutions, custodian, selling agency shall ensure the authenticity, accuracy, completeness and promptness of information disclosure. The assets management plans shall be raised to qualified investors in a non-public manner, and securities and futures operation institutions and selling agencies shall perform appropriate management obligations. Selling agency shall provide investors’ information to the securities and futures operation institutions within prescribed time limit. For the sale of asset management plan, selling agency shall strictly fulfill the appropriate management obligations, fully know the investors and classify the investors, conduct risk assessment on the asset management plan, follow the risk match principle, recommend appropriate products to investors. Selling agency is not allowed to mislead investors to purchase products not matching their risk tolerance, to sell asset management plans to investors with lower risk identification capabilities and lower risk tolerances below the product risk levels. Records relating to the sale of asset management plans shall be kept at least 20 years from the termination date of the asset management plans. The Asset Management Administration Measures provided for a transition period ending on December 31, 2020 for rectification.

On October 2018, the CSRC promulgated Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures, which prescribed the raise, investment, risk management, valuation, information disclosure and other operation activities of asset management plans by securities and futures operation institutions. Securities and futures operation institutions and their entrusting selling agencies shall fully acknowledge investors’ capital source, individual and family financial assets and debts, and shall adopt necessary measure to verify. The Asset Management Plan Operation Measures provided for a transition period ending on December 31, 2020 for rectification.

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

In August 2018, AMAC issued an explanation specifying requirements for application for private fund manager engaging in cross-class investment, which covers requirements on actual controller, equity structure stability, senior management, and initial fund raising scale.

In September 2018, AMAC issued the Notice on Strengthening the Self-Regulatory Administration of Information Disclosure by Private Investment Fund, which emphasizes the information disclosure obligations of private fund manager. Pursuant to the notice, starting from November 1, 2018, failure to comply with relevant private fund information disclosure obligations can lead to suspension on receiving  the private investment fund filing application of the relevant private fund manager.

In December 2018, AMAC updated Notice for Registration of Private Fund Manager. Among others, the notice further clarifies the requirements of authenticity and stability of shareholders, related parties and other requirements for application for registration as a private fund manager, and the requirements of continuous operation and internal control requirements for registered private fund manager.

Regulations on Trust Products

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

In April 2018, the China Banking and Insurance Regulatory Commission, or CBIRC, issued a Notice on Opening Business Scope of Foreign Invested Insurance Brokerage Company, pursuant to which the licensed foreign invested insurance brokerage companies are allowed to engage in the same insurance brokerage businesses as those of domestic insurance brokerage companies upon handling changing procedures.

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

On February 22, 2019, the CSRC released an exposure draft of the Draft Sales Agency Measure and its implementation rules. The Draft Sales Agency Measures define fund selling as opening fund transaction accounts for fund investors, promoting fund sales, handling fund units sale, and handling subscription, redemption and account information inquiry. Pursuant to the Draft Sales Agency Measure, the requirements for an independent fund sales agency include, among others: (i) having a paid-in capital of no less than RMB50.0 million; (ii) the senior executives shall meet with the senior management qualifications set by CSRC and have two or more years working experience in fund sales management; specific compliance risk control senior executive shall be specified; (iii) neither the controlling shareholder nor the actual controller has not been changed for the last two years. The application or the sales agency qualification shall be submitted to the CSRC. In addition, shareholders who own more than 5% shares of the sales agency shall, among others, meet the following requirements: (i) if the shareholder is a legal entity or other organizations, its registered capital, paid-in capital, or net asset shall be no less than RMB100.0 million, and it shall have kept a consistently profitable track record for the past three fiscal years; (ii) if the shareholder is an individual, she shall have more than 10 years working experience in securities fund department management, or no less than five years working experience as senior management in securities fund industry. There are also financial condition requirements for controlling shareholders and actual controllers. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial assets management or financial investment advisory experience. The sales agency shall obtain securities and futures operation license, the validity period of which is three years, and the renewal of which is subject to approval of CSRC and its local agency. The average daily sales holding volume and losses of the sales agency will be taken into consideration for renewal.

Yumao, a subsidiary of Shanghai Jupai, has obtained a license from the CSRC for mutual fund sales on December 15, 2014. Yumao has started to sell mutual fund products and other regulated fund products since 2017. If the Draft Sales Agency Measure comes into effect, Yumao may be required to apply for the securities and futures operation license and adjust its business operation to meet with the relevant requirements.

Regulations on P2P Lending Business

The online peer-to-peer, or P2P, lending services are subject to the PRC Contract Law, the General Principles of the Civil Law of the PRC, related judicial interpretations promulgated by the Supreme People’s Court and other particular rules, laws and regulations specifically regulating online financial services.

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries, or P2P Measures, pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits, selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ asset management products, funds, insurance or trust products, or other financial products on behalf of others or jeopardize national or social public interests.

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

On December 19, 2018, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Opinion on Classification of Disposal and Risk Prevention of Online Lending Information Intermediaries, or the Circular 175, pursuant to which, various regions shall categorize the online lending information intermediaries within its territory into six classes, including two classes under which these institutions’ risks have been exposed, the Risk Exposed Institutions, and four classes under which these institutions’ risks have not been exposed, the Risk Non-Exposed Institutions, based on whether the case has been filed with public security departments. In addition, Circular 175 emphasizes that, among the six classes online lending information intermediaries mentioned above, all five classes of them should be closed down except for some normal larger scale institutions that comply with laws and regulations strictly.

Regulation on Entrusted Loan of Commercial Bank

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

On June 28, 2018, NDRC and MOFCOM jointly issued Special Administration Measures for Access of Foreign Investment, 2018 Version, or the Negative List, which listed special requirements for foreign investment, including shareholding percentage limits and qualification for senior management for certain fields. Foreign investors are not allowed to invest into prohibited industries for foreign investors listed in the Negative List. For investment into other industries listed in the Negative List, access approval is required. However, foreign investment into fields not listed in the Negative List generally enjoys the same conditions as domestic entities.

Pursuant to the currently effective or the amended Negative List, market survey, a business activity that we currently engage in through our VIE, is restricted for foreign investment. As market survey may be constantly involved during our development and expansion, we may continue this business activity through contractual arrangements with our consolidated subsidiary, Shanghai Jupai.

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

We plan to engage in the direct sales of mutual funds and asset management plans sponsored by mutual fund management companies. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC that was last amended on February 17, 2013 and came into effect on June 1, 2013, in order to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the Draft Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have the minimum registered capital, capital contribution or net asset of RMB100.0 million and shall have been profitable for the last three financial years with sound operation and internal control. There are financial condition requirements for controlling shareholders and actual controllers. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial assets management or financial investment advisory experience. Given that our foreign shareholder is not qualified as a foreign shareholder of an independent mutual fund sales agency, in order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang, our PRC subsidiary, with Shanghai Jupai, our PRC variable interest entity. In December 2014, Yumao obtained the mutual fund sales license, and accordingly, we have started the sale of mutual fund products and other regulated fund products through Yumao since 2017.

Our PRC subsidiary was not allowed to engage in insurance brokerage businesses prior to the promulgation of the Notice on Opening Business Scope of Foreign Invested Insurance Brokerage Company on April 27, 2018. Therefore, our insurance brokerage related business is carried out principally through Jupai HK and our consolidated entities. In 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited, which directly holds 100% equity interest of a Hong Kong entity with the required license to provide the insurance brokerage services in Hong Kong, and 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China, and we plan to engage in the insurance brokerage businesses in the PRC relying on licenses held by these consolidated entities.

E-House Capital relies on similar contractual arrangements with Scepter Pacific’s variable interest entities in China to conduct its asset management services. Although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China, in practice, when acting as the general partner of various funds, Scepter Pacific may also need to invest in projects or funds as a limited partner at the same time. Some targeted projects are in the Negative List. Therefore, E-House Capital to provide asset management services through contractual arrangements between Scepter Pacific’s wholly-owned PRC subsidiary and its variable interest entities in China.

Other than those disclosed above, we are not aware of any other PRC legal restriction or prohibition for foreign investment in the business activities that we and E-House Capital engage in.

In the opinion of Yuan Tai Law Offices, our PRC legal counsel:

•                  the ownership structures of Shanghai Jupai, Shanghai Juxiang, and Jupai are in compliance with all existing PRC laws and regulations,

•                  the contractual arrangements governed by PRC laws among Shanghai Juxiang, Shanghai Jupai and its shareholders establishing the corporate structure for our wealth management and asset management businesses are valid, binding and enforceable in accordance with their terms, and will not result in a violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements governed by PRC laws among Shanghai Baoyi, Shanghai E-Cheng and its shareholders establishing the corporate structure for E-House Capital’s asset management service business are valid, binding and enforceable in accordance with their terms, and will not result in a violation of PRC laws or regulations currently in effect.

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

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•                  Wholly Foreign-Owned Enterprise Law, as most recently amended on September 3, 2016;

•                  Wholly Foreign-Owned Enterprise Law Implementing Rules, as most recently amended on February 19, 2014;

•                  Company Law of China, as most recently amended on October 26, 2018; and

•                  Foreign Investment Law, as promulgated on March 15, 2019 and to become into force on January 1, 2020.

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

On April 11, 2017, the Cyberspace Administration of China announced the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad (consultation draft), or the Consultation Draft of Security Assessment Measures. The Consultation Draft of Security Assessment Measures requires network operators to conduct security assessments and obtain consents from owners of personal information prior to transmitting personal information and other important data abroad. Moreover, under the Consultation Draft of Security Assessment Measures, the network operators are required to apply to the relevant regulatory authorities for security assessments under several circumstances, including but not limited to: (i) if data to be transmitted abroad contains personal information of more than 500,000 users in aggregate; (ii) if the quantity of the data to be transmitted abroad is more than 1,000 gigabytes; (iii) if data to be transmitted abroad contains information regarding nuclear facilities, chemical biology, national defense or military projects, population and health, or relates to large-scale engineering activities, marine environment issues or sensitive geographic information; (iv) if data to be transmitted abroad contains network security information regarding system vulnerabilities or security protection of critical information infrastructure; (v) if key information infrastructure network operators transmit personal information and important data abroad; or (vi) if any other data to be transmitted abroad contains information that might affect national security or public interest and are required to be assessed as determined by the relevant regulatory authorities.

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

According to a Notice issued by the Ministry of Finance and the State Administration of Taxation on April 4, 2018 and came into effect on May 1, 2018, the rate for taxable sale and import of goods have been lowered from 17% and 11% to 16% and 10%, respectively. From April 1, 2019, the rate will be further lowered to 13% and 9% respectively.

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

C.            Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2019:

Notes:

(1)         The remaining 21% of the equity interest is owned by an unrelated party.

(2)         The remaining 15% of the equity interest is owned by an unrelated party.

(3)         Shanghai Jupai is one of our VIEs. Mr. Jianda Ni, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang hold 67.7%, 10%, 8.3%, 8% and 6% of the equity interest in Shanghai Jupai, respectively.

(4)         Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng. Ms. Qimin Wu is our employee.

(5)         The remaining 15% of the equity interest is owned by an unrelated party.

(6)         The remaining 15% of the equity interest is owned by an unrelated party.

(7)         Juhui Financial Securities Limited (HK) changed its name into CRIC Securities Company Limited in January 2019.

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

Equity Transfer and Joinder Agreements.  Pursuant to the Equity Transfer Agreement between Hu Tian Xiang and Ni Jian Da dated July 15, 2018, Mr. Tianxiang Hu transferred all of his 67.7% equity interest in Shanghai Jupai to Mr. Jianda Ni. By entering into a series of joinder agreement with Shanghai Juxiang and Shanghai Jupai on July 15, 2018, Mr. Ni, as a shareholder Shanghai Jupai, agrees to undertake all rights, responsibilities and obligations of the shareholder of Shanghai Jupai prescribed under the operating agreement, call option agreement, equity interest pledge agreement and voting rights proxy agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai as described above.

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

In the opinion of our PRC counsel, Yuan Tai Law Offices, the contractual arrangements with respect to Shanghai Jupai and Shanghai E-Cheng are valid, binding and enforceable in accordance with their terms under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information—D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 12,212 square meters in Shanghai, China. As of December 31, 2018, we have in aggregate 76 client centers in Shanghai, Beijing, Hangzhou, Shenzhen, Suzhou, Chengdu, Tianjin, Ningbo, Nanjing, Xiamen, Wuhan, Chongqing, Nantong, Guangzhou, Qingdao, Shenyang, Changzhou, Qidong, Fuzhou,  Jiaxing, Quanzhou, Taiyuan, Wenzhou, Wuxi, Xi’an and other 25 cities in China and overseas. We lease most of our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we plan to renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term

Shanghai premises	Starting from	December 20, 2016	to	August 1, 2018
	Expiring from	December 31, 2018	to	April 19, 2022
Beijing premises	Starting from	April 1, 2016	to	December 1, 2018
	Expiring from	March 31, 2019	to	November 30, 2021
Hangzhou premises	Starting from	April 2, 2016	to	September 7, 2018
	Expiring from	May 1, 2019	to	April 1, 2021
Suzhou premises	Starting from	September 1, 2017	to	March 1, 2018
	Expiring from	April 30, 2020	to	February 28, 2021
Tianjin premises	Starting from	July 1, 2016	to	September 1, 2018
	Expiring from	June 30, 2019	to	September 30, 2021
Xiamen premise	Starting from	April 1, 2017	to	August 1, 2018
	Expiring from	March 31, 2020	to	July 1, 2021
Shenzhen premise	Starting from	February 1, 2018	to	June 9, 2018
	Expiring from	January 31, 2020	to	June 8, 2020
Chengdu premise	Starting from	January 20, 2016	to	November 1, 2018
	Expiring from	January 19, 2019	to	October 31, 2021
Chongqing premise	Starting from	May 1, 2016	to	March 27, 2017
	Expiring from	April 30, 2019	to	March 31, 2020
Guangzhou premise	Starting from	February 20, 2016	to	June 11, 2018
	Expiring from	February 19, 2019	to	July 15, 2021
Qingdao premise	Starting from	January 31, 2016	to	May 1, 2016
	Expiring from	January 30, 2019	to	April 30, 2019
Ningbo premise	Starting from	January 11, 2017	to	January 1, 2018
	Expiring from	January 10, 2020	to	December 31, 2020
Zhuhai premise	Starting from	February 16, 2017	to	February 28, 2017
	Expiring from	February 15, 2020	to	February 29, 2020
Quanzhou premise	Starting from	November 20, 2015	to	May 1, 2018
	Expiring from	November 19, 2020	to	April 30, 2020
Dongguan premise	Starting from	April 1, 2017	to	June 1, 2018
	Expiring from	March 31, 2020	to	May 30, 2021
Hong Kong premise	Starting from	January 16, 2018	to	September 1, 2018
	Expiring from	January 15, 2020	to	August 31, 2021
Ji’nan premise	Starting from	April 10, 2018	to	May 16, 2018
	Expiring from	April 19, 2021	to	June 15, 2021
Wuxi premise		December 8, 2018	to	December 8, 2021
Nanjing premise		October 30, 2018	to	November 30, 2020
Qidong premise		November 1, 2016	to	December 12, 2020
Wuhan premise		February 16, 2017	to	March 15, 2020
Nantong premise		December 13, 2017	to	December 12, 2020
Shenyang premise		May 11, 2018	to	May 10, 2019
Changzhou premise		December 25, 2017	to	January 31, 2020
Jiaxing premise		April 28, 2015	to	April 27, 2020
Fuzhou premise		August 5, 2018	to	August 4, 2023
Yiwu premise		February 1, 2018	to	January 31, 2021
Taiyuan premise		May 15, 2018	to	May 14, 2021
Wenzhou premise		May 25, 2018	to	May 24, 2019
Xi’an premise		October 20, 2017	to	January 19, 2021
Jiangyin premise		January 1, 2016	to	February 25, 2019
Zhengzhou premise		February 1, 2016	to	January 31, 2019
Hefei premise		September 8, 2018	to	January 17, 2020
Zhoushan premise		November 10, 2018	to	November 19, 2021
Dalian premise		April 6, 2016	to	September 30, 2021
Changshu premise		June 10, 2016	to	June 9, 2019
Zhangjiagang premise		May 1, 2016	to	June 30, 2019
Taizhou premise		July 15, 2016	to	July 14, 2019
Changchun premise		June 17, 2016	to	July 5, 2019
Changsha premise		August 9, 2016	to	August 8, 2019
Shaoxing premise		December 6, 2016	to	December 5, 2019
Nanchang premise		December 25, 2016	to	December 24, 2019
Kunming premise		April 6, 2017	to	April 5, 2019
Yangzhou premise		April 16, 2017	to	May 15, 2020
Yantai premise		September 20, 2017	to	October 19, 2020
Huhhot premise		February 22, 2018	to	February 21, 2021
Zhenjiang premise		July 1, 2018	to	June 30, 2021
Putian premise		September 25, 2018	to	September 24, 2023
Zhongshan premise		October 1, 2018	to	September 30, 2021
Los Angeles premise		April 3, 2017	to	April 2, 2019

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

A.                                     Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million. In 2016, 2017 and 2018, the aggregate value of wealth management products we distributed to our clients reached RMB45.3 billion, RMB54.3 billion and RMB30.3 billion, respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB56.8 billion as of December 31, 2018.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring management fees for our wealth management product related and asset management services beginning in 2013. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms and companies service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2016, 2017 and 2018, our one-time commissions and other service fees in combination accounted for 66.0%, 72.5% and 62.1% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 34.0%, 27.5% and 37.9% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB61.9 million and accounted for 4.7% of our total net revenues in 2018.

Our net revenues changed from RMB1.1 billion in 2016 to RMB1.7 billion in 2017 and to RMB1.3 billion in 2018. We recorded net income attributable to our shareholders of RMB207.6 million and RMB409.5 million in 2016 and 2017, respectively, and we recorded a net loss attributable to our shareholders of RMB387.7 million in 2018.

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

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
Net revenues:
One-time commission	633,186,866	56.1	1,038,703,144	60.8	737,482,046	55.7
Related party	423,428,837	37.5	737,075,406	43.1	522,605,724	39.5
Third party	209,758,029	18.6	301,627,738	17.7	214,876,322	16.2
Recurring service fee	123,176,616	10.9	105,000,840	6.2	64,345,376	4.9
Related party	12,768,313	1.1	10,042,890	0.6	1,252,314	0.1
Third party	110,408,303	9.8	94,957,950	5.6	63,093,062	4.8
Recurring management fees(1)	260,621,739	23.1	363,651,247	21.3	435,522,503	33.0
Related party	260,621,739	23.1	363,651,247	21.3	435,522,503	33.0
Third party	—	—	—	—	—	—
Other service fee	110,725,223	9.9	198,806,391	11.7	84,393,738	6.4
Related party	16,959,964	1.5	117,307,566	6.9	28,209,606	2.1
Third party	93,765,259	8.4	81,498,825	4.8	56,184,132	4.3
Net revenues	1,127,710,444	100.0	1,706,161,622	100.0	1,321,743,663	100.0

Note:

(1)         We recognized RMB95.5 million and RMB61.9 million carried interest as part of our recurring service and management fees in 2017 and 2018, respectively.

One-Time Commissions.     We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced an increase in the absolute amount of one-time commission from 2016 to 2017 due to our growth, and a decline from 2017 to 2018 primarily due to a decrease in the aggregate value of wealth management products we distributed. One-time commission as a percentage of our total net revenues remain within a relatively small range above 55%.

Recurring Service Fees.     During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met.  In 2016, 2017 and 2018 we recorded RMB14.6 million, RMB13.8 million and RMB0.3 million of such performance fees, respectively. From 2017 to 2018, recurring service fee declined as we provide on-going services to fewer product suppliers.

Recurring Management Fees.     We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. We managed to increase the absolute amount of recurring management fee revenues from 2016 to 2018 due to increased moving average value of AUM. The amount of assets under our sole or shared management increased from RMB36.1 billion in 2016 to RMB57.5 billion in 2017 and amounts to RMB56.8 billion in 2018.  As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB15.3 million, RMB81.7 million and RMB61.6 million in 2016, 2017 and 2018, respectively.

Other Service Fees.  Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investments. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant impact in the amount of revenue will not occur. In the year ended December 31, 2018, we recorded other service fees of RMB84.4 million.

While we expect that our one-time commissions will continue to account for the majority of our net revenues, we expect to see a decline in revenues from recurring service fees due to our ongoing services to fewer product suppliers.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2016, 2017 and 2018, we incurred channel fees in the amount of RMB410.1 million, RMB320.9 million and RMB202.0 million, respectively.

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

	Year Ended December 31,
	2016		2017		2018
Product type	RMB in millions	%(1)	RMB in millions	%(1)	RMB in millions	%(1)
Fixed income products	29,963	66.1	45,437	83.7	8,560	28.3
Private equity and venture capital fund products	9,354	20.6	6,375	11.7	19,038	62.9
Public market products	3,981	8.8	449	0.8	1,129	3.7
Other products	2,001	4.4	2,055	3.8	1,546	5.1
All products	45,299	100	54,316	100	30,273	100

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB37.8 billion, RMB48.8 billion and RMB28.2 billion of the products that we distributed in 2016, 2017 and 2018, respectively, were either products developed and managed by us or third-party products that we helped design.

Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. From 2015 to 2017, the amount of fixed income products as a percentage of all products has remained high primarily due to their more manageable risk profile, which is preferred by many of our clients. Since 2018, the absolute amount of private equity and venture capital fund products and its percentage of all products increased significantly as we strategically adjust the mix of products in response to the regulatory changes. As our clients prefer products with lower risk profile, a majority of the private equity and venture capital fund products we distributed invest in preferred shares or convertible bonds. We intend to continue to increase the percentage of our self-developed products in the future in order to increase the recurring management fees.

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

	As of December 31,				As of December 31,
	2017		Inflows	Outflows	2018
Product type	Balance (RMB in millions)	%(1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	%(1)
Fixed income products	35,557.9	61.8	8,508.1	(24,220.1)	19,845.8	35.0
Private equity and venture capital fund products	18,867.9	32.8	16,182.4	(1,017.3)	34,033.0	60.0
Public market products	2,372.0	4.1	1,128.7	(1,843.2)	1,657.5	2.9
Other products	734.4	1.3	1,545.4	(1,064.4)	1,215.5	2.1
All products	57,532.2	100	27,364.7	(28,145.0)	56,751.9	100

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

2018 compared to 2017

The total amount of assets under management was RMB56.8 billion as of December 31, 2018, a decrease of RMB0.8 billion, or 1.4%, from RMB57.5 billion as of December 31, 2017. The net decrease was due to:

Inflows of RMB27.4 billion contributions related to:

•                  RMB8.5 billion in fixed income products primarily due to RMB6.3 billion raised for products with underlying assets in real estate ;

•                  RMB16.2 billion in private equity and venture capital fund products contributed by RMB15.0 billion raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, TMT (“Telecommunication, Media and Technology”) industry;

Outflows of RMB28.1 billion attributable to:

•                  RMB24.2 billion in fixed income products primarily due to RMB19.0 billion liquidation of products with underlying assets in real estate upon maturity ;

•                  RMB1.8 billion in public market products primarily due to liquidation of products mainly related to private investments in public companies .

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

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

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

•                  RMB4.5 billion in private equity and venture capital fund products contributed by RMB3.4 billion raised for products in consumer discretionary industry, and the remaining in various industries, such as healthcare, TMT industry;

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

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

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

Fee Rates.     Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The one-time commission rates we charge on fixed income products with a term of no more than six months typically range from 0.1% to 2% and these fee rates are the lowest among fixed income products we distribute. The one-time commission rates we charge on fixed income products with a term of three years or more typically range from 6% to 8% and these fee rates are the highest among the fixed income products we distribute. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The recurring service fee rates that we charge on fixed income products are within the range of 0.2% to 1.5% per year. The tenure of fixed products typically ranges from 7 days to three years.  The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1% to 7%.  The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 3% annually. The tenure of equity related products typically ranges from half one year to ten years. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee . Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

The table below sets forth the weighted average recurring fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2016	2017	2018
Product type	%	%	%
Fixed income products	0.70	0.76	0.60
Private equity and venture capital fund products	1.02	0.85	0.71
Public market products	1.17	1.21	1.21
Other products	0.46	1.06	0.95
All products	0.73	0.81	0.65

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff increased from 2,138 as of December 31, 2016 to 2,520 as of December 31, 2017 and decreased to 1,926 as of December 31, 2018. Our staff increased from 2016 to 2017 primarily because we recruited more wealth management product advisors and client managers to expand our business. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 79, 72 and 76 client centers as of December 31, 2016, 2017 and 2018, respectively. Our rental expenses in 2018 have also increased slightly in line with the increase in the total office area of our client centers.

We expect to reduce our total operating costs and expenses in the near future to strengthen our competitiveness amid the uncertain industrial and macro-economic environment.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	%
Operating costs and expenses:
Cost of revenues	477,034,912	42.4	737,507,904	43.2	684,558,659	51.8
Selling expenses	237,297,482	21.0	282,171,751	16.5	303,170,575	22.9
General and administrative and expenses	155,958,876	13.8	204,052,576	12.0	274,782,664	20.8
Impairment loss of goodwill	—	—	—	—	267,917,575	20.3
Other operating income — government subsidy	(37,385,834)	(3.3)	(41,138,443)	(2.4)	(48,742,897)	(3.7)
Total operating costs and expenses	832,905,436	73.9	1,182,593,788	69.3	1,481,686,576	112.1

Cost of Revenues

Our cost of revenues consists of compensation to wealth management product advisors, product development team members and client managers and social welfare and share-based compensation.

Selling Expenses

Our selling expenses primarily include operating expenses attributable to general marketing and promotional activities, compensation of our marketing team, office rentals and office supplies. .

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

Revenue Recognition

We derive revenue primarily from one-time commissions and recurring service fees paid by product providers for whom we distribute wealth management products, and recurring management fee and carried interest paid by funds we manage. Starting from the second half of 2016, we also began to earn other service fees for consulting services provided to other companies. There is no material impact of the adoption of ASC 606 on January 1, 2018 using the modified retrospective method to its consolidated financial statements.

Under the guidance of ASC 606, we are required to: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contracts and (v) recognize revenue when the entity satisfies a performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

We sometimes engage third party agents in promoting products and pay a channel fee accordingly, as such we recognize revenue on a net basis by deducting the channel fee we pay to the third party agents.

One-Time Commissions.

We enter into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, we earn a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients. We define the “establishment of a wealth management product” for our revenue recognition purpose as the time when both of the following two criteria are met: (1) our client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. After the contract is established, there are no significant judgments made when determining the one-time commission price.

Recurring Service Fees.

Recurring service fee includes service fee and carried interest. It arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination and product reports distribution. It is calculated as a percentage of the total value of investments in the wealth management products purchased by our clients, calculated at the establishment date of the wealth management product. As we provide these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fees earned based on the performance of us are a form of variable consideration in our contracts with customers to provide investment management services.  Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Recurring Management Fees.

Recurring management fee arises from the fund management services provided to funds we manage, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocation of profits that are composed of our general partnership interest and fund managing interests in the limited partnership and contractual funds, and is a form of variable consideration and recognized as revenue typically at the end of the fund's contract term when the uncertainty associated with the variability is resolved. Management fee received in advance of the specified contract period and in the limited circumstances carried interest received before the end of the fund’s contract term are recorded as deferred revenue.

Other Service Fees.

Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investment. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant reversal in the amount of revenue will not occur.

Contract modifications

Contract modifications occur when we and our customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by us. When a contract modification occurs, it requires us to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, we modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018 as a result of contract modification was RMB122.7 million.

Transaction Price Allocation among Performance Obligations

We enter into contracts with product providers or underlying corporate borrowers to provide both wealth management marketing and recurring services or other services. We also provide wealth management marketing, recurring services and other services to funds that it serves as general partner/co-general partner or fund manager.

Each of the wealth management marketing service, recurring service, and other service represent a separate performance obligation. We allocate the total consideration among various performance obligations at inception of contracts based on their relative stand-alone selling price (“SSP”). We have observable SSP for its wealth management marketing services and other services for certain products as it provides such services separately to other similar customers. We have not sold its recurring services separately. We adopt either the adjusted market assessment approach or the residual approach when the SSP is not directly observable and is either highly variable or uncertain. Revenue for the respective performance obligation is recognized in the same manner as described above.

Contract Balances

We enter into contracts with customers, of which obligations are performed over a period. We record contract liabilities in deferred revenue when payments are received in advance of the performance obligations being satisfied. Certain contracts require that a portion of the payment be deferred until the end of the wealth management product’s life or other specified contingencies.

As of December 31, 2017 and 2018, total amount of deferred revenue are RMB258,997,765 and RMB154,910,781 respectively, of which RMB189,468,365 and RMB130,669,882 estimated to be recognized within one year, RMB69,529,400 and RMB24,240,899 over one year to two years.

Practical Expedience

We has used the following practical expedients as allowed under ASC 606:

We expense sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Cost of Revenues” in the consolidated statements of operations.

We have also applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which we recognize revenue in proportion to the amount we have the right to invoice for services performed.

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of nil, nil, and RMB104.1 million for the year ended December 31, 2016, 2017 and 2018, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

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

Prior to January 1, 2018, we performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, we compare the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we perform Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit.  Starting from January 1, 2018, we early adopted ASU 2017-04. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. As we operate in a sole segment, which is value-added wealth management and asset management services, the management concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. The impairment test was performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Based on our impairment assessment review,  we recorded goodwill impairment of nil, nil, and RMB267.9 million for the year ended December 31, 2016, 2017 and 2018, respectively, for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact the our operations and business outlook.

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of nil, RMB2.8 million, and RMB60.4 million for the year ended December 31, 2016, 2017 and 2018, respectively.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in market survey are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Shanghai Juxiang, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shanghai Jupai, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC, last amended on February 17, 2013, and came into effect on June 1, 2013, to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the Draft Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum registered capital, capital contribution or net asset of RMB100.0 million, and shall have been profitable for the last three financial years with sound operation and internal control. In addition, there are financial condition requirements for controlling shareholder and actual controller. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience, and shall be in good standing. Our foreign entity shareholders do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. As a result, we entered into contractual arrangements between Shanghai Juxiang, our PRC subsidiary, and Shanghai Jupai, our PRC variable interest entity for the proposed sale of relevant mutual funds and asset management plans in China.

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

Since we acquired Scepter Pacific in July 2015, Scepter Pacific, its subsidiaries, the VIE of Shanghai Baoyi and that VIE’s subsidiaries have been included in our consolidated financial statements. Scepter Pacific is engaged in the asset management service business. Foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China. However, according to local business practice, as a general partner of a fund, Scepter Pacific must invest into the fund as a general partner. Some investments of the fund managed by the Scepter Pacific are in the industries listed in the Negative List and as a result, none of the investors can be foreign-invested enterprises. Therefore, Scepter Pacific provides asset management services through its VIE and the VIE’s subsidiaries. To provide Scepter Pacific effective control over, and the ability to receive substantially all of the economic benefits of, its VIE and its subsidiaries, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai E-Cheng and the shareholders of Shanghai E-Cheng.

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

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we deferred tax assets are realizable in the future in excess of our net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. According to ASU 2015-17, we recognized deferred tax assets and liabilities as non-current assets and liabilities.

As of December 31, 2018, operating loss carried forward amounted to RMB145,253,019 for the PRC and HK income tax purposes. The loss carrying forward will begin to expire in 2020. Valuation allowance of RMB84,146,463 was recorded as of December 31, 2018 for the entities that are not more likely than not to realize the net operating loss carry forwards and deferred tax assets.

Recently Issued and Adopted Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies - (aa) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

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

	For the Year Ended December 31,
	2016	2017	2018
	(in RMB, except share and share related data)
Revenues:
Third-party revenues	415,295,453	479,917,547	335,246,612
Related party revenues	716,130,680	1,232,785,709	990,820,793
Total revenues	1,131,426,133	1,712,703,256	1,326,067,405
Business taxes and related surcharges	(3,715,689)	(6,541,634)	(4,323,742)
Net revenues	1,127,710,444	1,706,161,622	1,321,743,663
Operating cost and expenses:
Cost of revenues	(477,034,912)	(737,507,904)	(684,558,659)
Selling expenses	(237,297,482)	(282,171,751)	(303,170,575)
General and administrative expenses	(155,958,876)	(204,052,576)	(274,782,664)
Impairment loss of goodwill	—	—	(267,917,575)
Other operating income-government subsidy	37,385,834	41,138,443	48,742,897
Total operating cost and expenses	(832,905,436)	(1,182,593,788)	(1,481,686,576)
Income (loss) from operations	294,805,008	523,567,834	(159,942,913)
Other income:
Interest income	3,712,918	11,385,895	3,990,096
Investment income	12,619,887	10,012,216	(292,384)
Gain from deconsolidation of subsidiaries	—	—	561,528
Exchange gain (loss)	(19,568)	(2,040,641)	4,227,896
Total other income	16,313,237	19,357,470	8,487,136
Income (loss) before taxes and loss from equity in affiliates	311,118,245	542,925,304	(151,455,777)
Income tax expense	(82,612,132)	(122,998,509)	(129,855,367)
Gain (loss) from equity in affiliates	1,539,316	2,579,447	(113,486,155)
Net income (loss)	230,045,429	422,506,242	(394,797,299)
Net income (loss) attributable to non-controlling interests	(22,461,561)	(13,014,063)	7,053,281
Net income (loss) attributable to Jupai shareholders	207,583,868	409,492,179	(387,744,018)
Net income (loss) attributable to ordinary shareholders	207,583,868	409,492,179	(387,744,018)

2018 Compared to 2017

Net Revenues.     Our net revenues decreased by 22.5% from RMB1.7 billion in 2017 to RMB1.3 billion in 2018.

Our net revenues from one-time commissions decreased by 29.0% from RMB1,038.7 million in 2017 to RMB737.5 million in 2018, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

The amount of net revenues from recurring service fees decreased by 38.7% from RMB105.0 million in 2017 to RMB64.3 million in 2018 because we provided ongoing services to fewer products in 2018. As part of the recurring services fees, our recognized variable performance fees decreased from RMB13.8 million in 2017 to RMB0.3 million in 2018.

Our net revenues from recurring management fees increased from RMB363.7 million in 2017 to RMB435.5 million in 2018, which was primarily attributable to the increase in the amount of moving average value of AUM in 2018 as compared with 2017. RMB81.7 million and RMB61.6 million carried interest was recognized as part of our recurring management fees in 2017 and 2018, respectively.

Starting from 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2017 and 2018, we generated other services fees of RMB198.8 million and RMB84.4 million, respectively.

Operating Costs and Expenses.     Our total operating costs and expenses increased by 25.3% from RMB1,182.6 million in 2017 to RMB1,481.7 million in 2018, as a result of an increase in our selling expenses and an increase in general and administrative expenses.

•                  Cost of Revenues.   Cost of revenues decreased by 7.2% from RMB737.5 million in 2017 to RMB684.6 million in 2018, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed.

•                  Selling Expenses.   Our selling expenses increased by 7.4% from RMB282.2 million in 2017 to RMB303.2 million in 2018, primarily due to an increase in marketing expenses.

•                  General and Administrative Expenses.   Our general and administrative expenses increased by 34.7% from RMB204.1 million in 2017 to RMB274.8 million in 2018, mainly due to allowance for doubtful accounts of RMB59.2 million and the increase of payroll expenses in 2018.

•                  Impairment loss of goodwill. We recorded impairment loss of goodwill of RMB267.9 million in 2018, which was in connection with our acquisition of Scepter in 2015.

•                  Other Operating Income — Government Subsidy.   Other operating income increased by 18.5% from RMB41.1 million in 2017 to RMB48.7 million in 2018.

Other Income and Expenses.   Our total other income decreased substantially from RMB19.4 million in 2017 to RMB8.5 million in 2018 primarily due to a decrease of RMB7.4million in interest income.

Income (loss) from equity in affiliates. We recorded loss from equity in affiliates of RMB113.5 million in 2018, which was mainly due to impairment of investment in affiliates of RMB104.1 million.

Income Tax Expense.   Our income tax expense increased by 5.6% from RMB123.0 million in 2017 to RMB129.9 million in 2018, mainly due to RMB84.1 million valuation allowance recorded as deferred tax assets in 2018.

Net Income (Loss).  As a result of the above, we recorded a net loss of RMB394.8 million in 2018, as compared to a net income of RMB422.5 million in 2017.

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

B.                                     Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2016, 2017 and 2018 were for operating, financing and investing activities. As of December 31, 2018, we had RMB1.3 billion in cash, cash equivalents and restricted cash. Approximately 95.8% of our cash, cash equivalent and restricted cash as of December 31, 2018 was held in China, more than 42.4% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2018, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	(in RMB, except share and share related data)
Summary of Statement of Cash Flow Data
Net cash provided by (used in) operating activities	188,263,729	617,527,056	(67,721,633)
Net cash provided by (used in) investing activities	1,878,091	(74,041,982)	(40,881,690)
Net cash provided by (used in) financing activities	114,406,429	(121,147,657)	(121,429,521)
Effect of exchange rate changes	23,120,744	(17,726,303)	4,820,616
Net increase (decrease) in cash, cash equivalent and restricted cash	327,668,993	404,611,114	(225,212,228)
Cash, cash equivalents and restricted cash — beginning of the year	795,497,163	1,123,166,156	1,527,777,270
Cash, cash equivalents and restricted cash — end of the year	1,123,166,156	1,527,777,270	1,302,565,042

Operating Activities

Net cash used in operating activities in 2018 was RMB67.7 million, primarily attributable to a net loss of RMB394.8 million and a net decrease of RMB168.4 million due to change in working capital, partially offset by non-cash items of RMB495.5 million.  The non-cash items increased significantly compared to prior years, which is mainly due to goodwill impairment of RMB267.9 million and loss from equity in affiliates of RMB113.5 million in 2018. The change in working capital was primarily attributable to a decrease in deferred revenue of RMB104.1 million, a decrease in payroll payable of RMB96.1 million and partially offset by an increase in income tax payable of RMB48.7 million. The decrease in deferred revenue was primarily due to lower inflows of AUM in 2018. The decrease in payroll payable was mainly due to less bonus accrued in 2018.

Net cash provided by operating activities in 2017 was RMB617.5 million, primarily attributable to a net income of RMB422.5 million, non-cash items of RMB64.4 million, and a net increase of RMB130.6 million due to change in working capital. The net increase due to change in working capital was primarily attributable to an increase in payroll accrual and welfare expenses of RMB110.9 million, a decrease in accounts receivables and other receivables in aggregate of RMB47.5 million, an increase in income tax payable and other tax payable in aggregate of RMB40.2 million, and an increase in other current liabilities of RMB45.4 million, partially set off by an increase in amounts due from related parties of RMB105.0 million.

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

Investing Activities

Net cash used in investing activities in 2018 was RMB40.9 million. Our investments consist primarily of purchases of property, plant, equipment, loan to related parties and investments in affiliates, which, in the aggregate, accounted for cash out-flow of RMB891.2 million, partially offset by proceeds from investments and loan collection of RMB850.3 million.

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

Financing Activities

Net cash provided by financing activities in 2018 was RMB121.4 million, primarily attributable to the dividend paid by us.

Net cash used in financing activities in 2017 was RMB121.1 million, primarily attributable to the dividend paid by us.

Net cash provided by financing activities in 2016 was RMB114.4 million, primarily attributable to proceeds from issuance of new shares through private placement.

Capital Expenditures

Our capital expenditures were RMB52.6 million, RMB39.1 million and RMB9.3 million in 2016, 2017 and 2018, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB)
Operating leases	154,843,741	68,386,523	80,640,144	5,817,074	—
Other long term liabilities(1)	47,615,000	47,615,000	—	—	—
Total	202,458,741	116,001,523	80,640,144	5,817,074	—

(1)         Represents our obligations to provide capital injections to certain equity method investees.

For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                    Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	56	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	51	Director
Guoping Yang	63	Independent Director
Bang Zhang	51	Independent Director
Hongchao Zhu	59	Independent Director
Min Liu	45	Chief Financial Officer
Linda Wong	55	Chief Operating Officer

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

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 25 years of experience in China’s real estate industry. Mr. Zhou has been the executive director and chairman of E-House (China) Enterprise Holdings Limited (SEHK:2048), or E-House, since February 2010.  Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-House and a NYSE-listed company, since its inception. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and chairman of Real Estate Service Committee of China Real Estate Association. He is also a rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor degree from Shanghai Industrial University in China.

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. From October 1988. Mr. Yang has also served as the chairman of the board of Shanghai Jiao Da Onlly Co., Ltd from May 2011 and Shanghai Dazhong Gas Co., Ltd. from September 2001. He was the vice-chairman of the board from May 2012 to May 2015 and an independent director from May 2014 at Shenzhen Capital Group Co., Ltd. Mr. Yang is a director at Shanghai Jiaoyun Group Co., Ltd., Nanjing Public Utilities Development Co., Ltd. and Shanghai Songz Automobile Air Conditioning Co., Ltd., and an independent director at HFT Investment Management Co., Ltd., Shanghai Shentong Metro Group Co., Ltd. and Bright Real Estate Group Co., Ltd.  Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

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

Ms. Linda Wong has been our chief operating officer since January 2019. Prior to becoming our chief operating officer, Ms. Wong served as our independent director since July 2015. Ms. Wong has over 25 years of experience in the banking business. In the recent five years, Ms. Wong primarily worked as the management and consultant of internet finance companies. Ms. Wong has served as the CEO and consultant at Neo Internet Financial Services (Shenzhen) since 2017. Prior to that, she served as the CEO in charge of the internet finance business at Evergrande Group from September 2015 to June 30, 2016. From July 2012 to August 2015, she served as the chairman and CEO of PingAn Pay, a subsidiary of PingAn Insurance Group. Prior to that, Ms. Wong held leadership positions with DBS, ABN AMRO, Citibank and Standard Chartered Bank. Ms. Wong holds an International Investment Advisory Certificate. She received her bachelor’s degree in computing science and statistics from University of Guelph, Canada and a diploma in business management form Henley on Thames, UK in 1999.

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

B.                                     Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB13.0 million in cash to our executive officers, and approximately RMB1.0million to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2019, options to acquire a total of 15,642,600 ordinary shares and 8,928,548 restricted shares have been granted and options to acquire 9,415,271 ordinary shares and 1,182,371 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2019, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Jianda Ni	*	US$	1.00	2-Apr-15	1-Apr-25
Jianda Ni	*	—		26-Aug-15	25-Aug-25
Xin Zhou	*	US$	0.66	16-Jul-15	7-Aug-24
Min Liu	*	US$	0.48	1-Jul-14	30-Jun-24
Min Liu	*	—		27-Feb-17	26-Feb-27
Bang Zhang	*	—		26-Aug-15	25-Aug-25
Guoping Yang	*	—		26-Aug-15	25-Aug-25
Hongchao Zhu	*	—		26-Aug-15	25-Aug-25
Hongchao Zhu	*	US$	0.66	16-Jul-15	7-Aug-24
Linda Wong	*	—		26-Aug-15	25-Aug-25
Linda Wong	*	—		04-Jan-19	04-Jan-29
Total	5,397,084

*                 Less than 1% of our total outstanding share capital.

As of March 31, 2019, other employees as a group held options/restricted shares to purchase 6,725,676 ordinary shares of our company, with the exercise prices ranging from US$0 to US$1.1 per ordinary share.

C.                                    Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. The directors may exercise all the powers of our company to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.     Our audit committee currently consists of Bang Zhang, Hongchao Zhu and Guoping Yang. Bang Zhang is the chairperson of our audit committee. We have determined that Bang Zhang, Hongchao Zhu and  Guoping Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.     Our nominating and corporate governance committee consists of Hongchao Zhu and Guoping Yang. Hongchao Zhu is the chairperson of our nominating and corporate governance committee. Hongchao Zhu and Guoping Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.                                    Employees

We had 2,138, 2,520 and 1,926 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees by function as of December 31, 2018:

Functional Area	Number of Employees	% of Total
Wealth Management	1,182	61%
Product Sourcing, Monitoring and Development	264	14%
Marketing	37	2%
Management and Administration	443	23%
Total	1,926	100%

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 201,737,357 ordinary shares outstanding as of March 31, 2019, excluding 9,175,092 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni(1)	21,613,940	10.7%
Xin Zhou(2)	43,884,591	21.7%
Guoping Yang(3)	*	* %
Bang Zhang(4)	*	* %
Hongchao Zhu(5)	*	* %
Min Liu	*	* %
Linda Wong	*	* %
All Directors and Executive Officers as a Group	67,806,779	33.3%

Principal Shareholders:
E-House (China) Holdings Limited(2)(6)	43,809,591	21.7%
Tianxiang Hu(7)	32,773,912	15.9%
UBS(8)	22,396,818	11.1%
SINA Corporation(9)	21,798,340	10.8%
High-Gold Worldwide Limited(1)(10)	19,853,538	9.8%

Notes:

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 201,737,357 and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2019.

*                 Less than 1% of our total outstanding ordinary shares.

**          Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Yinli Building, 8/F, 788 Guangzhong Road, Jingan District, Shanghai 200072, Shanghai, People’s Republic of China.

(1)         Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D jointly filed by Mr. Jianda Ni and High-Gold Worldwide Limited on January 23, 2018 and (ii) 760,400 ordinary shares held by Mr. Jianda Ni, and (iii)  1,000,002 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2019.

(2)         Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2019, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. As of March 23, 2018, Mr. Xin Zhou held 100% of the shares of E-House Holdings and is the sole director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)         The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(4)         The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(5)         The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.

(6)         Represents 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is an indirectly wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. The business address of E-House (China) Holdings Limited is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(7)         Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 138,393 ADSs held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2019.

(8)         Represents 22,396,818 ordinary shares held by UBS Asset Management Americas Inc as last reported in a Schedule 13F-HR filed by UBS on February 13, 2019.  The business address of UBS Asset Management Americas Inc is One North Wacker Drive, Chicago IL 60606,  US.

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

As of March 31, 2019, we had 201,737,357 ordinary shares outstanding, excluding 9,175,092 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States. JPMorgan Chase Bank, N.A., which is the depositary of our ADS program, held approximately 54.1% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

Revenues from Related Parties

We provided management services to 68 funds in 2018. In 2018, we generated revenues from one-time commission fee in a total amount of RMB524.3 million, and recurring management fee in a total amount of RMB436.9 million (including carried interest of RMB61.6 million). In 2018, we generated revenues from other service fee in a total amount of RMB28.3 million. As of December 31, 2018, we had RMB210.6 million unpaid service fees due from these funds and had RMB133.8 million prepaid services fees from these funds recorded as deferred revenues.

Amount due to Related Parties

As of December 31, 2018, we had RMB31.1 million due to related parties, which mainly represent investment proceeds that we collect on behalf of certain funds managed by us.

Loan to Related Parties

As of December 31, 2018, we had loans to related parties with an aggregate outstanding principal amount of RMB71.3 million, which mainly consist of loans to a noncontrolling interests shareholder of us and our investee funds.

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

Dividend Policy

On March 12, 2018, we declared cash dividends in an aggregate amount of approximately US$20.0 million (being US$0.1 per ordinary share) to our shareholders. Holders of our ADSs were entitled to cash dividend of US$0.6 per ADS. The cash dividend was paid in May, 2018.

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

B.                                     Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2018 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2018 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                     Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2019, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2018, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2019 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2018, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2019. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares will be treated as marketable stock due to their listing on the NYSE. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB3.7 million, RMB11.4 million and RMB4.0 million in 2016, 2017 and 2018, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB1,302.6 million as of December 31, 2018, and interest income of RMB4.0 million for the year ended December 31, 2018 primarily derived from our cash, cash equivalents and restricted cash.

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

To the extent that we need to convert U.S. dollars we received from overseas offering into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. As of December 31, 2018, we had a U.S. dollar denominated cash balance of US$22.8 million. Assuming we had converted the U.S. dollar denominated cash balance of US$22.8 million as of December 31, 2018 into Renminbi at the exchange rate of US$1.00 for RMB6.8755 as of December 31, 2018, this cash balance would have been RMB156.8 million. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

We have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Inflation

Since our inception, inflation in China has not had a material adverse impact on our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash, cash equivalents and restricted cash, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-204950), in relation to our initial public offering, which became effective on July 15, 2015. We received net proceeds of approximately RMB270.2 million from our initial public offering. For the period from July 15, 2015 to December 31, 2018, we used these net proceeds as follows:

•                  Approximately RMB6.5 million to set up new client centers and expand our coverage network, including hiring additional wealth management product advisors and client managers;

•                  Approximately RMB3.3 million to fund capital expenditures in new office buildings, infrastructure and enhanced information technology system for operational needs; and

•                  Approximately RMB260.4 million for general corporate purposes, including funding potential acquisitions of complementary business.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report  “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Changes in Internal Control

Other than described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang, who is a member of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is audit committee financial expert.

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

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees(1)	5,905	6,818
Other service fee	—	—

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

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on March 4, 2016 (File No. 333-209924))

Exhibit Number	Description of Document

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

4.11

English translation of Loan Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated April 28, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.12

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.13

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.14

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.15

Share Purchase Agreement, by and among the Registrant, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

4.16

Share Subscription Agreement, between Julius Baer Investment Ltd. and the Registrant, dated as of December 28, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

4.17

Subscription Agreement, by and between the Registrant and SINA Hong Kong Limited, dated as of December 30, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 22, 2016 (File No. 001-37485))

4.18

English translation of Termination Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 12, 2018 (File No. 001-37485))

4.19

English translation of Loan Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 12, 2018 (File No. 001-37485))

Exhibit Number	Description of Document

4.20

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 12, 2018 (File No. 001-37485))

4.21

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 12, 2018 (File No. 001-37485))

4.22

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 12, 2018 (File No. 001-37485))

4.23*	Equity Transfer Agreement between Hu Tian Xiang and Ni Jian Da dated July 15, 2018

4.24*	Joinder Agreement in relation to Operating Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018

4.25*	Joinder Agreement in relation to Call Option Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018

4.26*	Joinder Agreement in relation to Equity Pledge Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018

4.27*	Joinder Agreement in relation to Voting Rights Proxy Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018

8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No. 333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yuan Tai Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 26, 2019

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2016, 2017 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited, its subsidiaries, variable interest entities and subsidiaries of variable interest entities (the “Group”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

As discussed in Note 2, our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

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

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2019

We have served as the Company’s auditor since 2014.

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,527,777,270	1,298,565,042	188,868,452
Restricted cash	—	4,000,000	581,776
Short-term investments	23,203,612	4,723,612	687,021
Accounts receivable (net of allowance for doubtful accounts of nil and RMB19,654,430 as of December 31, 2017 and 2018, respectively)	53,512,590	39,633,035	5,764,386
Other receivables (net of allowance for doubtful accounts of RMB1,205,484 and RMB40,782 as of December 31, 2017 and 2018, respectively)	22,989,264	20,493,145	2,980,604
Amounts due from related parties (net of allowance for doubtful accounts of RMB2,791,933 and RMB43,516,516 as of December 31, 2017 and 2018, respectively)	268,760,059	199,331,694	28,991,592
Other current assets	12,276,204	15,320,791	2,228,317
Total current assets	1,908,518,999	1,582,067,319	230,102,148
Long-term investments	50,450,000	58,950,000	8,573,922
Intangible assets, net	74,350,855	58,124,608	8,453,874
Goodwill	261,621,691	297,031	43,201
Amounts due from related parties - non-current	—	48,626,353	7,072,410
Investment in affiliates	181,922,556	67,262,431	9,782,915
Property and equipment, net	44,957,054	36,267,042	5,274,822
Other non-current assets	32,459,581	27,914,021	4,059,926
Deferred tax assets	71,807,042	100,985,228	14,687,692
Total Assets	2,626,087,778	1,980,494,033	288,050,910

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB17,211,922 and RMB37,608,320 as of December 31, 2017 and 2018, respectively)	212,718,285	116,653,658	16,966,571
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB11,589,669 and RMB34,282,285 as of December 31, 2017 and 2018, respectively)	179,224,777	227,537,993	33,094,029
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB13,137,192 and RMB12,123,866 as of December 31, 2017 and 2018, respectively)	57,325,185	43,009,523	6,255,476
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB2,000,000 and RMB11,082,834 as of December 31,2017 and 2018, respectively)	27,294,813	31,105,111	4,524,051
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB152,688,070 and RMB100,033,490 as of December 31,2017 and 2018, respectively)	171,546,620	111,720,785	16,249,114
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB16,639,706 and RMB5,406,737 as of December 31,2017 and 2018, respectively)	17,921,745	18,949,097	2,756,032
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB6,467,967 and RMB12,882,315 as of December 31, 2017 and 2018, respectively)	31,941,785	39,929,945	5,807,570
Total current liabilities	697,973,210	588,906,112	85,652,843

Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB58,319,769 and RMB20,766,792 as of December 31, 2017 and 2018, respectively)	62,917,485	22,096,306	3,213,774
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,426,548 and RMB1,849,843 as of December 31, 2017 and 2018, respectively)	6,611,915	2,144,593	311,918
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil as of December 31, 2017 and 2018, respectively)	4,717,167	198,187	28,825
Total Liabilities	772,219,777	613,345,198	89,207,360
Commitments and Contingencies (Note 17)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 198,143,739 and 201,479,446 shares issued and outstanding, as of December 31, 2017 and 2018, respectively)	620,953	631,715	91,879
Additional paid-in capital	1,116,742,286	1,138,107,676	165,530,896
Retained earnings	661,218,074	147,118,546	21,397,505
Accumulated other comprehensive income	40,770,443	53,153,406	7,730,842
Total Jupai shareholders’ equity	1,819,351,756	1,339,011,343	194,751,122
Noncontrolling interests	34,516,245	28,137,492	4,092,428
Total Equity	1,853,868,001	1,367,148,835	198,843,550
Total Liabilities and Equity	2,626,087,778	1,980,494,033	288,050,910

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Revenues
Third party revenues	415,295,453	479,917,547	335,246,612	48,759,598
Related party revenues	716,130,680	1,232,785,709	990,820,793	144,108,907
Total revenues	1,131,426,133	1,712,703,256	1,326,067,405	192,868,505
Business taxes and related surcharges	(3,715,689)	(6,541,634)	(4,323,742)	(628,862)
Net revenues	1,127,710,444	1,706,161,622	1,321,743,663	192,239,643
Operating cost and expenses:
Cost of revenues	(477,034,912)	(737,507,904)	(684,558,659)	(99,564,927)
Selling expenses	(237,297,482)	(282,171,751)	(303,170,575)	(44,094,331)
General and administrative expenses	(155,958,876)	(204,052,576)	(274,782,664)	(39,965,481)
Impairment loss of goodwill	—	—	(267,917,575)	(38,966,995)
Other operating income	37,385,834	41,138,443	48,742,897	7,089,360
Total operating cost and expenses	(832,905,436)	(1,182,593,788)	(1,481,686,576)	(215,502,374)
Income (loss) from operations	294,805,008	523,567,834	(159,942,913)	(23,262,731)

Interest income	3,712,918	11,385,895	3,990,096	580,335
Investment income (loss)	12,619,887	10,012,216	(292,384)	(42,525)
Gain from deconsolidation of a subsidiary	—	—	561,528	81,671
Exchange gain (loss)	(19,568)	(2,040,641)	4,227,896	614,921
Income (loss) before taxes and gain from equity in affiliates	311,118,245	542,925,304	(151,455,777)	(22,028,329)
Income tax expense	(82,612,132)	(122,998,509)	(129,855,367)	(18,886,680)
Gain (loss) from equity in affiliates	1,539,316	2,579,447	(113,486,155)	(16,505,877)
Net income (loss)	230,045,429	422,506,242	(394,797,299)	(57,420,886)
Net (income) loss attributable to noncontrolling interests	(22,461,561)	(13,014,063)	7,053,281	1,025,857
Net income (loss) attributable to ordinary shareholders	207,583,868	409,492,179	(387,744,018)	(56,395,029)

Net income (loss) per share:
Basic	1.08	2.09	(1.93)	(0.28)
Diluted	1.03	1.99	(1.93)	(0.28)
Weighted average number of shares used in computation:
Basic	192,674,014	195,467,414	200,480,910	200,480,910
Diluted	200,765,917	205,671,904	200,480,910	200,480,910

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net income (loss)	230,045,429	422,506,242	(394,797,299)	(57,420,886)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	44,026,895	(36,377,776)	12,501,586	1,818,281
Other comprehensive income (loss)	44,026,895	(36,377,776)	12,501,586	1,818,281
Comprehensive income (loss)	274,072,324	386,128,466	(382,295,713)	(55,602,605)
Less: comprehensive income (loss) attributable to noncontrolling interest	23,670,962	13,037,401	(6,934,658)	(1,008,604)
Comprehensive income (loss) attributable to ordinary shareholders	250,401,362	373,091,065	(375,361,055)	(54,594,001)

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2016	179,586,759	560,080	896,815,686	155,338,255	34,354,063	1,087,068,084	17,201,006	1,104,269,090
Net income	—	—	—	207,583,868	—	207,583,868	22,461,561	230,045,429
Private placement	12,471,000	40,550	138,566,650	—	—	138,607,200	—	138,607,200
Share-based compensation	—	—	21,423,694	—	—	21,423,694	—	21,423,694
Option exercised	789,480	2,618	3,102,915	—	—	3,105,533	—	3,105,533
Restricted shares vested	873,467	2,922	(2,922)	—	—	—	—	—
Capital contribution by noncontrolling interest shareholder	—	—	—	—	—	—	6,979,904	6,979,904
Noncontrolling interest from acquisitions	—	—	—	—	—	—	9,973,508	9,973,508
Foreign currency translation adjustment	—	—	—	—	42,817,494	42,817,494	1,209,401	44,026,895
Dividend distributed to noncontrolling interest shareholder	—	—	—	—	—	—	(10,160,503)	(10,160,503)
Balance at December 31, 2016	193,720,706	606,170	1,059,906,023	362,922,123	77,171,557	1,500,605,873	47,664,877	1,548,270,750
Net income	—	—	—	409,492,179	—	409,492,179	13,014,063	422,506,242
Share-based compensation	—	—	30,455,939	—	—	30,455,939	—	30,455,939
Option exercised	3,427,569	11,413	11,667,134	—	—	11,678,547	—	11,678,547
Restricted shares vested	995,464	3,370	(3,370)	—	—	—	—	—
Dividend distribution	—	—	—	(111,196,228)	—	(111,196,228)	(5,992,000)	(117,188,228)
Purchase of subsidiary shares from noncontrolling interests	—	—	14,716,560	—	—	14,716,560	(20,194,033)	(5,477,473)
Foreign currency translation adjustment	—	—	—	—	(36,401,114)	(36,401,114)	23,338	(36,377,776)
Balance at December 31, 2017	198,143,739	620,953	1,116,742,286	661,218,074	40,770,443	1,819,351,756	34,516,245	1,853,868,001
Net loss	—	—	—	(387,744,018)	—	(387,744,018)	(7,053,281)	(394,797,299)
Share-based compensation	—	—	18,108,942	—	—	18,108,942	—	18,108,942
Option exercised	886,362	2,816	3,264,394	—	—	3,267,210	—	3,267,210
Restricted shares vested	2,449,345	7,946	(7,946)	—	—	—	—	—
Dividend distribution	—	—	—	(126,355,510)	—	(126,355,510)	—	(126,355,510)
Capital contribution by noncontrolling interest shareholder	—	—	—	—	—	—	1,858,779	1,858,779
Deconsolidation of a subsidiary	—	—	—	—	—	—	(1,302,874)	(1,302,874)
Foreign currency translation adjustment	—	—	—	—	12,382,963	12,382,963	118,623	12,501,586
Balance at December 31, 2018	201,479,446	631,715	1,138,107,676	147,118,546	53,153,406	1,339,011,343	28,137,492	1,367,148,835

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	230,045,429	422,506,242	(394,797,299)	(57,420,886)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,679,790	32,572,171	36,289,554	5,278,097
Allowance for doubtful accounts	—	3,997,417	59,214,311	8,612,364
Impairment loss of goodwill	—	—	267,917,575	38,966,995
(Income) loss from equity in affiliates	(1,539,316)	(2,579,447)	113,486,155	16,505,877
Gain from disposal of subsidiaries and investment in affiliates	—	—	(1,051,867)	(152,988)
Loss on investment in equity securities	198,208	—	1,500,000	218,166
Share-based compensation	21,423,694	30,455,939	18,108,942	2,633,836
Changes in operating assets and liabilities:
Accounts receivable	(25,988,894)	(1,400,646)	(6,713,876)	(976,493)
Other receivables	(57,915,196)	48,869,539	9,749,600	1,418,021
Other assets	3,173,970	(16,663,128)	(10,359,399)	(1,506,712)
Short term investments — trading securities	1,566,400	5,210,000	—	—
Amounts due from related party	(118,339,158)	(104,991,509)	26,800,336	3,897,947
Accrued payroll and welfare expenses	20,985,042	110,854,278	(96,064,627)	(13,972,021)
Income tax payable	34,794,805	41,092,965	48,663,004	7,077,740
Other tax payable	18,969,276	(864,098)	(15,124,159)	(2,199,718)
Deferred revenue	(19,609,354)	(17,576,440)	(3,439,970)	(500,323)
Uncertain tax position	566,563	(5,938,816)	—	—
Return on investment in affiliates	—	1,364,431	—	—
Other current liabilities	(17,942,451)	45,400,912	12,567,773	1,827,907
Deferred revenue from related parties	83,040,705	37,406,237	(100,647,014)	(14,638,501)
Deferred taxes	(14,845,784)	(12,188,991)	(33,820,672)	(4,919,013)
Net cash provided by (used in) operating activities	188,263,729	617,527,056	(67,721,633)	(9,849,705)

Cash flows from investing activities:
Purchases of property and equipment and intangible assets	(52,634,072)	(39,065,784)	(9,308,534)	(1,353,870)
Purchase of held-to-maturity investments	(1,000,000)	(173,745,612)	—	—
Collection of held-to-maturity investments	98,400,000	185,342,000	3,680,000	535,234
Purchase of long-term investment	(10,000,000)	(3,000,000)	—	—
Proceeds of long-term investment	—	8,200,000	4,800,000	698,131
Collection of entrusted investments	1,800,000	—	—	—
Purchases of available-for-sale investments	—	(3,000,000)	—	—
Proceeds from available-for-sale investments	—	3,000,000	—	—
Payment for investment in affiliates	(48,809,623)	(20,714,800)	(215,900,000)	(31,401,353)
Proceeds from disposal of investment in affiliates	6,500,000	3,225,000	218,678,718	31,805,500
Origination of short-term loan	—	(300,000,000)	(3,000,000)	(436,332)
Collection of short-term loan	—	300,000,000	—	—
Acquisition of subsidiaries, net of cash payment	(2,048,328)	—	—	—
Long term prepayment	(4,360,767)	(1,157,786)	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	—	218,171	31,732
Collection (payment) of advanced payment for acquisition	17,328,600	(125,000)	125,000	18,180
Loan to related parties	—	(33,000,000)	(661,167,166)	(96,162,776)
Collection of loan to related parties	—	—	622,850,900	90,589,906
Loan to noncontrolling interest shareholder	(3,297,719)	—	(1,858,779)	(270,348)
Net cash provided by (used in) investing activities	1,878,091	(74,041,982)	(40,881,690)	(5,945,996)

Cash flows from financing activities:
Capital contribution from noncontrolling interest shareholder	6,979,904	—	1,858,779	270,348
Dividend paid to Jupai shareholders	—	(111,196,228)	(126,355,510)	(18,377,647)
Dividend paid to noncontrolling interest shareholder	—	(16,152,503)	—	—
Proceeds from private placement	114,399,705	—	—	—
Payments of private placement cost	(10,078,713)	—	—	—
Purchase of noncontrolling interest shareholder	—	(5,477,473)	—	—
Prepayment of purchase of noncontrolling interests	—	—	(200,000)	(29,089)
Proceeds from option exercise	3,105,533	11,678,547	3,267,210	475,196
Net cash provided by (used in) financing activities	114,406,429	(121,147,657)	(121,429,521)	(17,661,192)

Effect of exchange rate changes	23,120,744	(17,726,303)	4,820,616	701,133
Net increase (decrease) in cash, cash equivalents and restricted cash	327,668,993	404,611,114	(225,212,228)	(32,755,760)
Cash, cash equivalents and restricted cash—beginning of the year	795,497,163	1,123,166,156	1,527,777,270	222,205,988
Cash, cash equivalents and restricted cash—end of the year	1,123,166,156	1,527,777,270	1,302,565,042	189,450,228

Supplemental disclosure of cash flow information:
Cash paid for income taxes	62,496,548	100,033,351	115,362,823	16,778,827

Non-cash investing and financing activities:
Disposal of a subsidiary included in other receivables	1,194,149	2,000,000	3,000,000	436,332
Unpaid cash dividend	10,160,503	—	—	—
Disposal of an investment included in other receivables	—	2,000,000	2,000,000	290,888
Purchase of subsidiary shares from noncontrolling interests by settlement of the loan to noncontrolling interest shareholder	—	3,297,719	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Cash and cash equivalents	1,123,166,156	1,527,777,270	1,298,565,042	188,868,452
Restricted cash	—	—	4,000,000	581,776
	1,123,166,156	1,527,777,270	1,302,565,042	189,450,228

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2016, 2017 and 2018

(In RMB, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Jupai Holdings Limited (the ‘‘Company’’), formerly Jupai Investment Group, was incorporated on August 13, 2012 in the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity, Shanghai Jupai Investment Group Co., Ltd. (‘‘Shanghai Jupai’’ or ‘‘the VIE’’) and the VIE’s subsidiaries (collectively, the ‘‘Group’’), provides wealth management and asset management services to the high net worth individuals in the People’s Republic of China (‘‘PRC’’). The Group began offering services in 2010 through Shanghai Jupai, which was founded in the PRC on July 28, 2010.

In July 2015, the Company completed its initial public offering (“IPO”) on NYSE, and  acquired 100% equity interest in Scepter Pacific Limited (“Scepter”),  from E-House Investment and Reckon Capital Limited upon closing of the Company’s IPO, in exchange for 32,481,552 of the Company’s ordinary shares. The aggregate transaction value of this acquisition was approximately USD56.4 million. Scepter is a holding company incorporated in BVI, and provides asset management services in China through a consolidated VIE, Shanghai E-Cheng Asset Management Co. Ltd. (“Shanghai E-Cheng”) in PRC (see Note 2)

In January 2016, the Group issued to Julius Baer Investment Ltd. (“Julius Baer”) and SINA Hong Kong Limited (“SINA”) 9,591,000 and 2,880,000 ordinary shares, respectively, representing approximately 4.99% and 1.5% of the Group’s total outstanding share capital, respectively, at USD1.83 per share, in a private placement. The aggregate transaction value of this private placement was approximately USD22.9 million.

The Company’s significant subsidiaries as of December 31, 2018 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited(“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%
Shanghai Baoyixuan Investment Management Center (Limited Partnership) (“Baoyixuan”)	December 24, 2015	PRC	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2018 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership

Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May 17, 2013	PRC	85%
Shanghai Jupeng Asset Management Co., Ltd. (“Jupeng”)	June 8, 2015	PRC	85%
Shanghai Jupai Yumao Fund Sales Co., Ltd. (“Yumao”)	Feb 26, 2014	PRC	100%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2018 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Equity Investment Center (“Yidezhen”)	July 16, 2015	PRC	100%

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

Although PRC laws and regulations do not prohibit foreign-invested enterprises from obtaining such license, in practice, the supervisory authority, at its discretion, generally does not issue such license to a foreign-invested third-party mutual fund sales company. Therefore, the Company decided to conduct such business in China through Shanghai Jupai and its subsidiaries which are PRC domestic companies. Since the Company does not have any equity interests in Shanghai Jupai, in order to exercise effective control over its operations, the Company, through its wholly owned subsidiary Shanghai Juxiang, entered into a series of contractual arrangements, or Control Documents with Shanghai Jupai and its shareholders (“Jupai VIE”), pursuant to which the Company is entitled to receive effectively all economic benefits generated from Shanghai Jupai shareholders’ equity interests in it. In July 2018, one of the norminal shareholder of Shanghai Jupai, Mr. Tianxiang Hu transferred all of his equity interest in Shanghai Jupai to Mr. Jianda Ni, the chairman of the board of directors and chief executive officer. The Control Documents have been updated with Mr. Jianda Ni upon such equity transfer.

Since the Company acquired Scepter in July 2015, Scepter, its subsidiaries, Shanghai E-Cheng and Shanghai E-Cheng’s subsidiaries were included in the consolidated financial statements. Scepter is engaged in asset management service business. Foreign-invested enterprises incorporated in the PRC are not expressively prohibited from providing asset management services in PRC. However, according to local business practice, as a general partner of a fund, Scepter must invest as a limited partner before the fund is established. Some investments of the fund managed by the Scepter are in the foreign-invested enterprise prohibited, or not encouraged industries, which requires all investors not to be foreign-invested enterprises. Therefore Scepter provides asset management services through its VIE entities. To provide Scepter effective control over and the ability to receive substantially all of the economic benefits of its VIE and its subsidiaries, Scepter’s wholly owned subsidiary Shanghai Baoyi, entered into a series of contractual arrangements with Shanghai E-Cheng, the “VIE” and its respective shareholders, respectively. (Hereafter, the VIE structure under Scepter is called “Scepter VIE”.).

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

(ii)    Equity Interest Pledge Agreement

(1)    Jupai VIE: The shareholders of Shanghai Jupai pledged all of their equity interests in Shanghai Jupai to Shanghai Juxiang as collateral to secure their obligations under the above agreement. If the shareholders of Shanghai Jupai or Shanghai Jupai breach their respective contractual obligations, Shanghai Juxiang, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of Shanghai Jupai shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in Shanghai Jupai without prior written consent of Shanghai Juxiang. This pledge will remain effective until all the guaranteed obligations are performed. Mr. Ni’s equity interest in Shanghai Jupai in favor of Shanghai Juxiang is still under the process of registration with the local branch of regulatory authorities in Shanghai and has not been completed yet.

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

As of December 31, 2018, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet, and (ii) any one-time commissions, management fee and other service fees receivables recorded in amounts due from related parties. The following table summarizes the Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2018 and 2017, respectively.

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Amounts due from related parties	12,064,450	136,028	19,784
Investments	36,150,192	37,183,493	5,417,807
Maximum exposure to loss in non-consolidated VIEs	48,214,642	37,319,521	5,437,591

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Cash and cash equivalents	690,746,313	524,988,367	76,356,391
Restricted cash	—	4,000,000	581,776
Short-term investments	8,403,612	4,723,612	687,021
Accounts receivable	21,518,406	1,385,145	201,461
Other receivables	5,347,169	9,393,606	1,366,243
Amounts due from related parties, net of allowance for doubtful accounts of RMB940,333 and RMB33,684,333 as of December 31, 2017 and 2018, respectively	111,677,886	62,802,168	9,134,196
Other current assets	4,530,389	4,144,131	602,739
Long-term investments	50,450,000	48,950,000	7,119,482
Investment in affiliates	146,335,509	46,276,520	6,730,641
Property and equipment, net	5,789,030	1,610,045	234,171
Intangible assets, net	24,125,958	24,460,706	3,557,662
Other non-current assets	7,644,721	1,070,978	155,767
Deferred tax assets	62,207,252	66,400,516	9,657,555
Total assets	1,138,776,245	800,205,794	116,385,105

Accrued payroll and welfare expenses	17,211,922	37,608,320	5,469,903
Income tax payable	11,589,669	34,282,285	4,986,152
Other tax payable	13,137,192	12,123,866	1,763,343
Amounts due to related parties-current	2,000,000	11,082,834	1,611,931
Deferred revenue — current from related parties	152,688,070	100,033,490	14,549,268
Deferred revenue — current	16,639,706	5,406,737	786,377
Other current liabilities	6,467,967	12,882,315	1,873,655
Deferred revenue — non-current from related parties	58,319,769	20,766,792	3,020,405
Deferred revenue — non-current	5,426,548	1,849,843	269,049
Total liabilities	283,480,843	236,036,482	34,330,083

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net revenues	732,980,901	627,016,422	415,535,786	60,437,173
Third party	98,500,261	108,640,382	57,530,741	8,367,499
Related party	634,480,640	518,376,040	358,005,045	52,069,674
Operating cost and expenses	403,582,170	405,103,864	641,467,372	93,297,560
Net income (loss) attributable to Jupai shareholders	131,718,076	224,603,316	(406,544,377)	(59,129,427)
Cash flows generated from (used in) operating activities:	277,276,364	174,718,889	(144,046,084)	(20,950,634)
Cash flows generated from (used in) investing activities:	15,580,919	(58,426,145)	(17,511,862)	(2,546,995)
Cash flows generated from (used in) financing activities:	775,000	(16,152,503)	(200,000)	(29,089)

The VIEs contributed an aggregate of 65%, 37% and 31% of the consolidated net revenues for the years ended December 31, 2016, 2017 and 2018, respectively and an aggregate of 63%, 55% and 105% of the consolidated net income (loss) attributable to Jupai shareholders for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the VIEs accounted for an aggregate of 43% and 40%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 14 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include assumptions used to determine the allowance for doubtful accounts, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, estimates involved in revenue recognition, assumption used to measure impairment of goodwill and impairment of equity investments and assumption used to determine the useful life of intangible assets acquired.

(d) Concentration of Credit Risk

The Group is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, restricted cash, accounts receivable, other receivables, amounts due from related party and investments. All of the Group’s cash and cash equivalents, restricted cash and a majority of investments are held with financial institutions that Group management believes to be of high credit quality.

Substantively all revenues were generated within China.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2016, 2017, and 2018, except for the accounts receivable from a real-estate product provider, which represents approximately 15% of the trade receivables included in accounts receivable and amounts due from related parties.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method.  The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of nil, nil, and RMB104.1 million for the years ended December 31, 2016, 2017 and 2018.

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

(f) Fair Value of Financial Instruments

The Group records its certain financial assets at fair value on a recurring basis. Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include goodwill, investment in equity securities without readily determinable fair value and investment in affiliates in 2018. See Note 6, Note 5 and Note 9, respectively.

(g) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(h) Restricted Cash

The Group’s restricted cash represents cash restricted by court related to a lawsuit in which the group is a defendant. The restriction will be subsequently removed when the case is closed.

(i) Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of nil, nil, and RMB19.7 million for the years ended December 31, 2016, 2017 and 2018.

(j) Investments

Debt Securities

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

The Group reviews, at individual security level, its held-to-maturity investments for other-than-temporary impairment based on the specific identification method and considers available quantitative and qualitative evidence in evaluating potential impairment. If the amortized cost basis of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than cost and the Group’s intent and ability to hold the investment to determine whether an other-than-temporary impairment has occurred.

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

Equity Securities

The Group’s investment in equity securities comprise of investment in privately-held companies and limited partnership in private equity fund.

Prior to fiscal 2018, these investments in equity securities without readily determinable fair values were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

Effective January 1, 2018, upon adoption of ASU 2016-01, the Group has elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in net income.

The Group also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in investment loss.

(k) Noncontrolling interests

A noncontrolling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheet and earnings and other comprehensive income are attributed to controlling and noncontrolling interests.

Below is changes in the Group’s ownership interest in its subsidiary on the Group’s equity.

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net income (loss) attributable to Jupai shareholders	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Transfers from the noncontrolling interest
Increase in Jupai’s paid-in-capital for purchase shares of UP Capital Asset Management Ltd.	—	1,411,129	—	—
Increase in Jupai’s paid-in-capital for purchase of shares of Jupeng	—	13,305,431	—	—
Net transfers from noncontrolling interest	—	14,716,560	—	—
Change from net income (loss) attributable to Jupai and transfers from noncontrolling interest	207,583,868	424,208,739	(387,744,018)	(56,395,029)

(l) Property and Equipment, net

Property and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3-5 years
Motor vehicles	5 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(m) Revenue Recognition

The Group derives revenue primarily from one-time commissions and recurring service fees paid by product providers for whom the Group distributes wealth management products, and recurring management fee and carried interest paid by funds the Group manages. Starting from the second half of 2016, the Group also began to earn other service fees for consulting services provided to other companies. There is no material impact of the adoption of ASC 606 on January 1, 2018 using the modified retrospective method to its consolidated financial statements.

Under the guidance of ASC 606, the Group is required to: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contracts and (v) recognize revenue when the entity satisfies a performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

The Group sometimes engages third party agents in promoting financial products and pays a channel fee accordingly, in which the group recognizes revenue on a net basis by deducting the channel fee it pays to the third party agents.

Disaggregation of revenue

The following table shows revenue from contracts with customers disaggregated by service lines for the year ended December 31, 2018:

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
One-time commissions	635,273,151	1,042,685,658	739,894,527	107,613,195
Related party	424,823,991	739,901,443	524,315,293	76,258,496
Third party	210,449,160	302,784,215	215,579,234	31,354,699
Recurring management fee	261,480,460	365,045,532	436,947,202	63,551,335
Related party	261,480,460	365,045,532	436,947,202	63,551,335
Third party	—	—	—	—
Recurring service fees	123,582,471	105,403,427	64,555,866	9,389,261
Related party	12,810,384	10,081,396	1,256,411	182,737
Third party	110,772,087	95,322,031	63,299,455	9,206,524
Other service fees	111,090,051	199,568,639	84,669,810	12,314,714
Related party	17,015,845	117,757,338	28,301,887	4,116,339
Third party	94,074,206	81,811,301	56,367,923	8,198,375
Total revenues	1,131,426,133	1,712,703,256	1,326,067,405	192,868,505

One-time Commissions

The Group enters into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, the Group earns a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by its clients. The Group defines the “establishment of a wealth management product” for its revenue recognition purpose as the time when both of the following two criteria are met: (1) the Group’s client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider and (2) the product provider has issued a formal notice to confirm the establishment of a wealth management product. After the contract is established, there are no significant judgments made when determining the one-time commission price.

Recurring Service Fees

Recurring service fee arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination and product reports distribution. It is calculated as a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product. As the Group provides these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fees earned based on the performance of the Group are a form of variable consideration in its contracts with customers to provide investment management services.  Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

Recurring Management Fees

Recurring management fee arises from the fund management services provided to funds the Group manages, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocations of profits that are a component of the Group’s general partnership interests and fund managing interests in the limited partnership and contractual funds and is a form of variable consideration and recognized as revenue typically at the end of fund’s contract term when the uncertainty associated with the variability is resolved. Management fee received in advance of the specified contract period and in the limited circumstances carried interest received before the end of the fund’s contract term are recorded as deferred revenue.

Other service fees

Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investment. Service fees are negotiated case by case, and are specified in agreements before services are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant reversal in the amount of revenue will not occur.

Contract modifications

Contract modifications occur when the Company and its customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by the Company. When a contract modification occurs, it requires the Company to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, the Group modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018 as a result of contract modification was RMB122.7 million.

Transaction Price Allocation among Performance Obligations

The Group enters into contracts with product providers or underlying corporate borrowers to provide both wealth management marketing and recurring services or other services. The Group also provides wealth management marketing, recurring services and other services to funds that it serves as general partner/co-general partner or fund manager.

Each of the wealth management marketing service, recurring service, and other service represent a separate performance obligation. The Group allocate the total consideration among various performance obligations at inception of contracts based on their relative stand-alone selling price (“SSP”). The Group has observable SSP for its wealth management marketing services and other services for certain products as it provides such services separately to other similar customers. The Group has not sold its recurring services separately. The Group adopts either the adjusted market assessment approach or the residual approach when the SSP is not directly observable and is either highly variable or uncertain. Revenue for the respective performance obligation is recognized in the same manner as described above.

Contract Balances

The Group enters into contracts with customers, of which obligations are performed over a period.  The Group records contract liabilities in deferred revenue when payments are received in advance of the performance obligations being satisfied. Certain contracts require that a portion of the payment be deferred until the end of the wealth management product’s life or other specified contingencies.

As of December 31, 2017 and 2018, total amount of deferred revenue are RMB258,997,765 and RMB154,910,781 respectively, of which RMB189,468,365 and RMB130,669,882 estimated to be recognized within one year, RMB69,529,400 and RMB24,240,899 over one year to two years.

Practical Expedience

The Group has used the following practical expedients as allowed under ASC 606:

The Group expenses sales commissions as incurred when the amortization period is one year or less. Sales commission expenses are recorded within “Cost of Revenues” in the consolidated statements of operations.

The Group has also applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Group recognizes revenue in proportion to the amount the Group has the right to invoice for services performed.

(n) Sales Related Tax and Related Surcharges

The Group is subject to value-added tax (“VAT”), business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax is primarily levied based on revenues at rates of 5% and are recorded as a reductions of revenues.

With the rollout of the VAT reform on May 1, 2016, business tax is no longer applicable to the Group, and the applicable VAT rate for the Group is 3% to 6%.

(o) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and business development team, and expenses incurred in connection with product-specific client meetings and other events.

(p) Selling Expenses

Selling expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, brand promotion costs, and agency fees. Brand promotion costs are expensed as incurred.

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB8,453,323, RMB12,021,015 and RMB16,831,978 for the years ended December 31, 2016, 2017 and 2018, respectively.

(q) Intangible assets, net

Acquired intangible assets mainly consist of customer contracts, internal-used software and licenses from business combinations and are recorded at fair value on the acquisition date. Customer contracts, internal-used software and certain licenses are amortized using a straight-line method. Most of the licenses are determined to be indefinitely-lived, and not subject to amortization.

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

Prior to January 1, 2018, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit.  Starting from January 1, 2018, the Group early adopted ASU 2017-04. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. As the Group operates in a sole segment, which is value-added wealth management and asset management services, management concluded that it had only one reporting unit, and therefore the goodwill impairment testing was performed on consolidation level. The impairment test was performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Based on the Group’s impairment assessment review,  the Group recorded goodwill impairment of nil, nil, and RMB267.9 million for the years ended December 31, 2016, 2017 and 2018 for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact the Group’s operations and business outlook.

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

The Group recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, it considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Group determines that its deferred tax assets are realizable in the future in excess of their net recorded amount, the Group would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. According to ASU 2015-17, the Group recognized deferred tax assets and liabilities as non-current assets and liabilities.

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

(v) Government Grants

Government subsidies include cash subsidies received by the Group’s entities in the PRC from local governments as incentives for registering and operating business in certain local districts and are typically granted based on the amount of value-added tax, and income tax payment generated by the Group in certain local districts. Such subsidies allow the Group full discretion in utilizing the funds and are used by the Group for general corporate purpose. The local governments have final discretion as to the amount of cash subsidies.

Cash subsidies are included in other operating income and recognized when received and when all the conditions for their receipt have been satisfied.

(w) Net Income (Loss) per Share

Basic net income or loss per share is computed by dividing net income or loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into ordinary shares. Common share equivalents are excluded from the computation of the diluted net income per share in years when their effect would be anti-dilutive.

Diluted net income or loss per share is computed by giving effect to all potential dilutive shares, including stock options and unvested restricted shares. To calculate the number of shares for diluted income per share, the effect of the stock options and restricted share units is computed using the treasury stock method.

(x) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Certain of the Group’s facility leases provide for a free rent period. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(y) Foreign Currency Translation

The functional currency of the Company, Jupai Investment International, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong, UP Capital Asset Management Ltd., Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.8755 on December 31, 2018, representing the certificated exchange rate published by the Federal Reserve Board.

(z) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, net of tax effect.

(aa) Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The ASU does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. In addition, the ASU expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes a number of practical expedients. The provisions of this guidance are effective for annual periods beginning after December 15, 2018, and interim periods within those years, with early adoption permitted. In July 2018 (ASU 2018-11), the FASB further amended the guidance to provide another transition method in addition to the existing transition method. Under the amendments in ASU 2018-11, entities may elect not to recast the comparative periods presented when transitioning to ASC 842. The entities that elect this option would record a cumulative-effect adjustment to the opening balance of retained earnings on the date of adoption. The Group has elected to apply transition method provided by ASU 2018-11 and substantially completed the assessment of the impact of adoption of this guidance on the Group’s consolidated financial statements and expected the adoption will result in an increase in the assets and liabilities on the consolidated balance sheet for the operating leases and will have insignificant impact on its consolidated statements of operations and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

In October, 2018, the FASB issued ASU 2018-17, which amends two aspects of the related-party guidance in ASC 810. Specifically, the ASU (1) adds an elective private-company scope exception to the variable interest entity guidance for entities under common control, and (2) amends the guidance for determining whether a decision-making fee is a variable interest. The amendments require organizations to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in GAAP). Therefore, these amendments likely will result in more decision makers not consolidating VIEs. For entities other than private companies, ASU 2018-17 is effective for fiscal years beginning after December 15, 2019, including interim periods therein. Early adoption is permitted for all entities. The Group is in the process in evaluating the impact from the adoption of ASU 2018-17.

3. Net Income (loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Net income (loss) attributable to ordinary shareholders—basic	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Net income (loss) attributable to ordinary shareholders—diluted	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Weighted average number of ordinary shares outstanding—basic	192,674,014	195,467,414	200,480,910	200,480,910
Plus: share options	7,422,663	8,592,663	—	—
Plus: restricted shares	669,240	1,611,827	—	—
Weighted average number of ordinary shares outstanding—diluted	200,765,917	205,671,904	200,480,910	200,480,910
Basic net income (loss) per share	1.08	2.09	(1.93)	(0.28)
Diluted net income (loss) per share	1.03	1.99	(1.93)	(0.28)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2016	2017	2018
Share options	425,000	—	9,424,471
Restricted shares	—	—	1,241,352
Total	425,000	—	10,665,823

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Balance as of January 1	—	—	3,997,417
Provisions for doubtful accounts	—	3,997,417	59,214,311
Write-off	—	—	—
Balance as of December 31	—	3,997,417	63,211,728

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Short-term investments
- Debt securities - held-to-maturity investments	8,403,612	4,723,612	687,021
- Equity securities without readily determinable fair values	14,800,000	—	—
Total short-term investments	23,203,612	4,723,612	687,021
Long-term investments
- Equity securities without readily determinable fair values	50,450,000	58,950,000	8,573,922
Total investments	73,653,612	63,673,612	9,260,943

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of RMB8,578,449, RMB2,809,517 and RMB717,616 for the years ended December 31, 2016, 2017 and 2018, respectively.

The gross unrecognized gain was RMB915,933, nil and nil December 31, 2015, 2016 and 2017, respectively, representing the difference between the estimated fair value and carrying amount of the held-to-maturity investments.

As of December 31, 2017 and 2018, investments in equity securities without readily determinable fair value were RMB65,250,000 and RMB58,950,000, respectively. As of December 31, 2018, the Group’s investment consist of investment in privately-held companies of RMB48,950,000 and limited partnership in private equity funds of RMB10,000,000. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2018, except an impairment loss of RMB1,500,000 recognized upon disposal of one investment in equity securities.

6. Investment in affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31
	2017		2018		2018
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager (1)	27,571,703		30,487,247		4,434,186
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd. (“Changjiang Jupai”) (2)	8,660,033	25.0%	11,194,270	25.0%	1,628,139	25.0%
Shanghai Wuling Investment Center (“Wuling Center”)	8,380,897	1.2%	6,696,246	1.2%	973,929	1.2%
Shanghai Jupai Hehui Asset Management Co., Ltd. (“Hehui”)	4,055,531	49.0%	4,135,930	49.0%	601,546	49.0%
Shanghai Juzhi Investment Management Co., Ltd. (“Juzhi”)	5,317,586	50.0%	3,984,209	50.0%	579,479	50.0%
Shanghai Guochen Equity Management Co., Ltd. (“Guochen”)	3,912,925	8.3%	3,637,499	8.3%	529,052	8.3%
Shanghai Jinyong Investment Management Co., Ltd. (“Jinyong”) (3)	—	—	3,321,753	31.0%	483,129	31.0%
Shanghai Runju Financial Information Services Co., Ltd. (“Runju”) (4)	94,014,722	71.2%	—	71.2%	—	71.2%
Beijing Juyuan Information Technology Co., Ltd. (“Juyuan”) (5)	8,376,590	64.0%	—	—	—	—
Shanghai Qihu Financial Information Co., Ltd. (“Qihu”) (6)	5,715,365	30.0%	—	—	—	—
Hengqinhuixun Asset Management Co., Ltd. (“Hengqinhuixun”) (7)	4,995,829	40.0%	—	—	—	—
Others	10,921,375		3,805,277		553,455
Total investments	181,922,556		67,262,431		9,782,915

The investments above are accounted for using equity method of accounting.

(1) Shanghai Juxiang invested in private equity funds of funds that the Group serves as general partner or fund manager. Shanghai Juxiang and Scepter held no more than 4% equity interest in these private equity funds of funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Company can exercise significant influence on these investees in the capacity of general partner or fund manager.

(2) The Group invested RMB 8,000,000 for 40% equity interest in Changjiang Jupai and accounted for the investment with equity method accounting. In January 2017, the Group disposed of a 10% equity interest in Changjiang Jupai to an unrelated party for a consideration of RMB2,000,000. In December 2017, Changjiang Jupai increased the registered capital to RMB 24,000,000, and attracted one more investor, whose investment diluted the Company’s shareholding into 25%.

(3) Jinyong used to be a consolidated subsidiary of the Group in which the Group owned 80% equity interest. In May 2018, the Group sold 49% equity interest in Jinyong to unrelated third parties, determined the Group no longer controlled the entity and as a result deconsolidated Jinyong. The remaining 31% equity interest in Jinyong was re-measured at fair value and has been subsequently accounted for as equity method investment. In December 2018, Jinyong increased paid-in capital by RMB15 million of which the Group invested RMB4.7 million (USD0.68 million) into remain its 31% equity interest.

(4) Runju primarily operates an online platform which facilitates the transfer of debt and equity securities. The total consideration for the acquisition is approximately RMB 90.5 million (USD13.0 million). The Group prepaid RMB77.6 (USD11.2 million) million in December 2015. In March 2016, the Group entered into a binding agreement to acquire approximately 71% of equity interests in Runju from two of its existing shareholders, one of whom is a subsidiary of E-house and considered as a related party to the Group. In September 2017, the transaction was completed. The Group has significant influence but no control over either board of shareholders or directors, according to the Article of the Associate of Runju. As such, Runju is accounted for using equity method of accounting. Under the current legal regime, it is uncertain whether Runju has obtained sufficient business licenses and permits required for operating the business of 100 run.com. As there is substantial doubt on the going concern of its business, an impairment loss of RMB90.8 million was recorded in loss from equity in affiliates for the investment in Runju for the year ended December 31, 2018.

(5) The Group invested RMB 10,000,000 for 64% equity interest in Juyuan in 2016. The Group has significant influence but no control over board of directors, which has the highest authority, according to the Article of the Associate of Juyuan. As such, Juyuan is accounted for using equity method of accounting. Due to change in industry regulation and not optimistic about Juyuan’s future prospects, the Group disposed of the investment in Juyuan in 2018. As of the disposal date, impairment loss of RMB9 million (USD1.3 million) was recorded as loss from equity in affiliates.

(6) The Group invested RMB 4,500,000 for 30% equity interest in Qihu and accounted for the investment with equity method accounting. Its main operating business is asset management and investment advisory service. Due to the expectation of limited future development, the Group disposed of the entire investment in 2018 for RMB0.8 million (USD0.1 million) resulting in an impairment loss of RMB 4.3 million (USD0.6 million) recorded in loss from equity in affiliates.

(7) The Group invested RMB 5,000,000 for 40% equity interest in Hengqinhuixun, which mainly operates in asset management industry. The Group accounted for the investment with equity method accounting. The Group withdrew the investment at the initial investment cost in the year ended December 31, 2018.

In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Leasehold improvements	43,181,328	46,392,697	6,747,537
Furniture, fixtures and equipment	27,924,624	29,534,670	4,295,640
Motor vehicles	4,376,244	4,281,395	622,703
Total	75,482,196	80,208,762	11,665,880
Accumulated depreciation	(30,525,142)	(43,941,720)	(6,391,058)
Property and equipment, net	44,957,054	36,267,042	5,274,822

Depreciation expense was RMB10,924,678, RMB10,902,651 and RMB13,416,578 for the years ended December 31, 2016, 2017 and 2018, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Customer contracts	63,398,729	66,590,884	9,685,243
Software	31,501,874	36,937,043	5,372,270
License	922,135	942,481	137,078
Less: accumulated amortization	48,437,284	71,310,260	10,371,647
Intangible assets subject to amortization	47,385,454	33,160,148	4,822,944
License with indefinite life	26,194,611	26,891,801	3,911,250
Foreign currency translation adjustment	770,790	(1,927,341)	(280,320)
Intangible assets, net	74,350,855	58,124,608	8,453,874

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB18,755,112, RMB21,669,520 and RMB22,872,976 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Group expects to record amortization expense of RMB3,947,021, RMB3,173,272, RMB3,173,272, RMB3,173,272, RMB3,173,272 for the years ending December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

9. Goodwill

The movement in carrying amount of goodwill is as follows:

Years Ended December 31,
RMB
Balance as of January 1, 2017	277,752,765
Addition for acquisitions	—
Foreign currency translation adjustments	(16,131,074)
Balance as of January 1, 2018	261,621,691
Addition for acquisitions	—
Impairment	(267,917,575)
Foreign currency translation adjustments	6,592,915
Balance as of December 31, 2018	297,031

Goodwill is primarily generated from the acquisition for 100% equity interests of Scepter in 2015 amounting to USD40 million, and the management performs goodwill impairment test annually.

The Group has one reporting unit. In 2018, the management has conducted assessment and determined it is more likely than not that the fair value of the reporting unit is less than its carrying amount.  By comparing the fair value of the reporting unit with its carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value to the extent of the goodwill carrying value. Impairment loss of RMB267.9 million was recorded as impairment loss of goodwill.

10. Dividends

In September 2016, Juzhou declared a cash dividend on the accumulated undistributed earnings of RMB67,736,687 to all the shareholders of Juzhou. Full amount of the dividend was paid in January 2017.

On February 28, 2017, Jupai Holdings declared a cash dividend on the accumulated undistributed earnings of USD16,172,640 to all the shareholders of Jupai Holdings, and the dividend was paid in March 2017.

In April 2017, Jupeng declared a cash dividend on the accumulated undistributed earnings of RMB5,992,000 to the minority shareholder, and the dividend was paid in May 2017.

On March 12, 2018, Jupai Holdings declared a cash dividend on the accumulated undistributed earnings of USD19,950,975 to all the shareholders of Jupai Holdings, and the dividend was paid in May 2018.

11. Share-Based Compensation

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

Share Options:

On July 1, 2014 and April 2, 2015, the Group granted 12,056,000 and 1,061,600 options to purchase ordinary shares to certain employees at an exercise price of USD0.48 and USD1.00 per share, respectively. The options expire ten years from the date of grant and vest ratably at each grant date anniversary over a period of three years.

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

The Group uses the current share price as the fair value of underlying ordinary shares.

The Company recorded compensation expense of RMB13,440,801, RMB9,052,789 and RMB1,165,543 for the years ended December 31, 2016, 2017 and 2018.

A summary of option activity under the 2014 Plan during the year ended December 31, 2018.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2018	10,319,125	3.72
Exercised	(886,362)	3.99
Forfeited	(8,292)	4.54
Outstanding, as of December 31, 2018	9,424,471	3.92	5.61	1.11
Vested and expected to vest as of December 31, 2018	9,424,471
Exercisable as of December 31, 2018	9,424,471	4.54	5.61	0.49

No options were granted for years ended December 31, 2016, 2017 and 2018.

The total intrinsic value of options exercised were RMB7,594,210, RMB47,051,806 and RMB19,964,965 for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2018, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

Non-vested restricted shares:

On July 15, 2016, the Company granted 486,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD1.39. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On January 1, 2017, the Company granted 50,616 restricted shares to one employee. The fair value of the restricted shares on grant date is USD1.47. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On February 27, 2017, the Company granted 4,211,532 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD1.59. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On April 3, 2017, the Company granted 600,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD1.46. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2018.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2018	5,511,413	10.07
Granted	—	—
Forfeited	(1,820,716)	(10.70)
Vested	(2,449,345)	(10.48)
Unvested, as of December 31, 2018	1,241,352	10.88

The total fair value of non-vested restricted shares as of December 31, 2018 was RMB13,505,910. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018, was RMB7,877,974, RMB8,826,273 and RMB38,211,775, respectively.

The Company recorded compensation expense of RMB7,982,893, RMB21,403,150 and RMB16,943,399 for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2018, there was RMB7,233,969 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 0.73 years.

12. Income Taxes

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

The tax expense comprises:

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD

Current Tax	97,857,914	141,126,316	163,676,039	23,805,693
Deferred Tax	(15,245,782)	(18,127,807)	(33,820,672)	(4,919,013)
Total	82,612,132	122,998,509	129,855,367	18,886,680

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2016	2017	2018
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	2.18%	1.62%	-9.47%
Goodwill impairment	—	—	-44.22%
Losses not deductible for income tax purposes	—	—	-5.40%
Tax-free income	—	-1.75%	1.10%
Valuation allowance of deferred tax assets	—	—	-55.56%
Uncertain tax position impact	0.18%	-1.09%	—
Different tax rate of subsidiary operation in other jurisdiction	-0.81%	-1.13%	2.81%
Effective income tax rate	26.55%	22.65%	-85.74%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Deferred tax assets:
Deferred revenue	50,156,971	38,727,695	5,632,710
Accrued expenses	1,492,796	112,027,905	16,293,782
Tax loss carry forward	19,157,917	34,376,091	4,999,795
Allowance for doubtful debts	999,354	—	—
Exchange gain	4	—	—
Gross deferred tax assets	71,807,042	185,131,691	26,926,287
Valuation allowance	—	(84,146,463)	(12,238,595)
Net deferred tax assets	71,807,042	100,985,228	14,687,692

Deferred tax liabilities:
Amortization of intangible assets	4,717,167	198,187	28,825
Total deferred tax liabilities	4,717,167	198,187	28,825

Movement of the valuation allowance is as follows:

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Balance as of January 1	—	—	—	—
Additions	—	—	84,146,463	12,238,595
Write-offs	—	—	—	—
Balance as of December 31	—	—	84,146,463	12,238,595

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2018, operating loss carried forward amounted to RMB145.3 million for the PRC and HK income tax purposes. The loss carrying forward will begin to expire in 2020. Valuation allowance of RMB84,146,463 was recorded as of December 31, 2018 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB1,027.3 million at December 31, 2018 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB51.4 million to RMB102.7 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB208.0 million as of December 31, 2018. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

RMB
Uncertain tax position—January 1, 2016	5,372,253
Gross increases—accrued interest in current period	566,563
Exchange rate translation	—
Uncertain tax position—December 31, 2016	5,938,816
Gross increases—accrued interest in current period	—
Reversal	(5,938,816)
Uncertain tax position—December 31, 2017 and December 31, 2018	—

13. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB61.2 million, RMB102.6 million and RMB131.8 million for the years ended December 31, 2016, 2017 and 2018 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

14. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB72,652,734 and RMB74,441,552 as of December 31, 2017 and 2018, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB419,967,537 and RMB395,387,537 as of December 31, 2017 and 2018, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB492,620,271 and RMB469,829,089 as of December 31, 2017 and 2018, respectively.

15. Segment Information

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

16. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

During the years ended December 31, 2016, 2017 and 2018, significant related party transactions and balances were as follows:

a.     Revenue from Related Parties

	Years Ended December 31
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
One-time commissions
Hehui	1,402,126	—	—	—
Funds managed by Jupai Group	422,822,521	739,471,960	521,493,884	75,848,139
Investees of shareholder of the Company	599,344	429,483	2,821,409	410,357
Total one-time commissions	424,823,991	739,901,443	524,315,293	76,258,496
Recurring management fee
Funds managed by Jupai Group	261,480,460	365,045,532	436,947,202	63,551,335
Total recurring management fee	261,480,460	365,045,532	436,947,202	63,551,335
Recurring service fee
Hehui	3,172,140	—	—	—
Funds managed by Jupai Group	7,006,066	10,081,396	1,256,411	182,737
Investees of shareholder of the Company	2,632,178	—	—	—
Total recurring service fee	12,810,384	10,081,396	1,256,411	182,737
Other service fee
Funds managed by Jupai Group	17,015,845	117,757,338	28,301,887	4,116,339
Total other service fee	17,015,845	117,757,338	28,301,887	4,116,339
Total revenue from related parties	716,130,680	1,232,785,709	990,820,793	144,108,907

b.     Loan to Related Parties

During the years ended December 31, 2017 and 2018, significant origination and collection of the loans to the related parties were as following:

	As of December 31,
	2017	Origination	Collection	2018
	RMB	RMB	RMB	RMB
Loan to noncontrolling interest shareholder	—	54,000,000	(16,683,734)	37,316,266
Loan to funds managed by Jupai Group(1)	33,000,000	607,167,166	(606,167,166)	34,000,000
Total loan to related parties	33,000,000	661,167,166	(622,850,900)	71,316,266

(1)   The loans to investee funds of Jupai Group represents the short-term loan to the private equity funds those the Group serves as general partner.

The loans to related parties as of December 31, 2018 were due on demand and were unsecured and interest-free.

c.     Amounts due from Related Parties

As of December 31, 2017 and 2018, amounts due from related parties were comprised of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Funds managed by Jupai Group	268,760,059	210,587,355	30,628,660
Investees of shareholder of the Company	—	54,426	7,916
Loan to noncontrolling interest shareholder	—	37,316,266	5,427,426
Total amounts due from related parties	268,760,059	247,958,047	36,064,002

Other than the loan to noncontrolling interests shareholder and loan to investee funds (see Note 16b), the remaining amounts primarily represent the service fee receivable as of December 31, 2017 and 2018.

d.     Deferred Revenue from Related Parties

As of December 31, 2018, deferred revenue from related parties were comprised of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Funds managed by Jupai Group	234,464,105	133,817,091	19,462,888
Total deferred revenue	234,464,105	133,817,091	19,462,888

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

e.     Amounts due to Related Parties

As of December 31, 2017 and 2018, amounts due to related parties were as following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Funds managed by Jupai Group	25,142,250	29,105,111	4,233,163
Investees of shareholder of the Company	2,152,563	2,000,000	290,888
Total amounts due to related parties	27,294,813	31,105,111	4,524,051

The amounts as of December 31, 2017 and 2018 mainly represent capital investments collected on behalf of investees.

17. Commitments and Contingencies

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2018 were as follows:

Years Ended December 31,	RMB
2019	68,386,523
2020	49,244,519
2021	31,395,625
2022	5,336,058
2023 and after	481,016
Total	154,843,741

Rental expenses were RMB65,303,048, RMB83,147,890 and RMB94,635,510 during the years ended December 31, 2016, 2017 and 2018, respectively.

Contingencies

As of December 31, 2017 and 2018, there were no material contingencies, significant provisions of long-term obligations of the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

Investment commitments

The Group was obligated to provide capital injection of RMB47,615,000 as of December 31, 2018.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	147,457,957	10,424,536	1,516,186
Other current assets	669,152	446,736	64,975
Total current assets	148,127,109	10,871,272	1,581,161
Investment in subsidiaries and VIE	1,491,249,244	1,144,961,352	166,527,722
Property and equipment, net	52,637	32,409	4,714
Other non-current assets	333,357	418,307	60,840
Loan to subsidiaries	193,812,365	197,998,064	28,797,624
Total Assets	1,833,574,712	1,354,281,404	196,972,061
LIABILITIES
Other current liabilities	1,992,842	2,424,155	352,579
Amounts due to related parties - non current	12,230,114	12,845,906	1,868,360
Total Liabilities	14,222,956	15,270,061	2,220,939
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 198,143,739 and 201,479,446 shares issued and outstanding, as of December 31, 2017 and 2018, respectively)	620,953	631,715	91,879
Additional paid-in capital	1,116,742,286	1,138,107,676	165,530,896
Retained earnings	661,218,074	147,118,546	21,397,505
Accumulated other comprehensive income	40,770,443	53,153,406	7,730,842
Total shareholders’ equity	1,819,351,756	1,339,011,343	194,751,122

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,833,574,712	1,354,281,404	196,972,061

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Cost of revenues	(4,246,514)	(2,433,718)	(187,196)	(27,227)
Selling expenses	(129,584)	(1,574,380)	(3,418,127)	(497,146)
General and administrative expenses	(24,160,949)	(35,254,910)	(24,195,705)	(3,519,119)
Other income	561,503	290,197	2,345,741	341,174
Interest income	6,465	4,862	1,502	218
Loss before taxes and income (loss) from equity in subsidiaries and VIEs	(27,969,079)	(38,967,949)	(25,453,785)	(3,702,100)
Income (loss) from equity in subsidiaries and VIEs	235,552,947	448,460,128	(362,290,233)	(52,692,929)
Net income (loss)	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Other comprehensive income (loss)	42,817,494	(36,401,114)	12,382,963	1,801,028
Comprehensive income (loss) attributable to Jupai shareholders	250,401,362	373,091,065	(375,361,055)	(54,594,001)

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	207,583,868	409,492,179	(387,744,018)	(56,395,029)
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	21,423,694	30,455,939	18,108,942	2,633,836
Depreciation	—	10,890	20,227	2,942
Income (loss) from equity in subsidiaries and VIEs	(235,552,947)	(448,460,128)	362,290,233	52,692,929
Changes in operating assets and liabilities:
Other receivables	(20,811,000)	20,811,000	—	—
Other current assets	115,726	527,481	222,416	32,349
Other non-current assets	—	(333,357)	(84,950)	(12,355)
Other current liabilities	41,108	1,349,551	431,312	62,732
Net cash provided by (used in) operating activities	(27,199,551)	13,853,555	(6,755,838)	(982,596)

Cash flows from investing activities:
Collection of loan to subsidiaries	—	1,896,887	5,572,843	810,536
Purchases of property and equipment, intangible assets	—	(63,527)	—	—
Investment in Up Capital	(11,693,178)	(17,172,335)	—	—
Investment in Non-linear	(4,168,461)	(4,108,940)	—	—
Net cash (used in) provided by investing activities	(15,861,639)	(19,447,915)	5,572,843	810,536

Cash flows from financing activities:
Proceeds from private placement	114,399,705	—	—	—
Exercise of options	3,105,533	11,678,547	3,267,210	475,196
Dividend paid by Jupai Holdings	—	(111,196,228)	(126,355,510)	(18,377,647)
Payment of private placement cost	(10,078,713)	—	—	—
Net cash provided by (used in) financing activities	107,426,525	(99,517,681)	(123,088,300)	(17,902,451)
Effect of exchange rate changes	18,695,204	(10,039,644)	(12,762,126)	(1,856,173)
Net increase (decrease) in cash and cash equivalents	83,060,539	(115,151,685)	(137,033,421)	(19,930,684)
Cash and cash equivalents — beginning of year	179,549,103	262,609,642	147,457,957	21,446,870
Cash and cash equivalents — end of year	262,609,642	147,457,957	10,424,536	1,516,186

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

3.                  As of December 31, 2018, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

4.                  Translations of amounts from RMB into $ are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.8755 on December 31, 2018, representing the certificated exchange rate published by the Federal Reserve Board.