Form 20-F
period 2019-12-31
Jupai Holdings Ltd
filed 2020-04-24
CIK 1616291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-37485

Jupai Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Global Creative Center, T2, 15/F No 166 Ming Hong Road Minhang District Shanghai 201100 People’s Republic of China
(Address of principal executive offices)

Min Liu, Chief Financial Officer

Global Creative Center, T2, 15/F

No 166 Ming Hong Road

Minhang District

Shanghai 201100

People’s Republic of China

Phone: (86 21) 5226-5925

Email: maine.liu@jpinvestment.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares	JP	New York Stock Exchange
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

As of December 31, 2019, there were 201,737,272 ordinary shares outstanding (excluding 9,175,092 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan), with a par value US$0.0005 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “China,” “mainland China,” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Jupai,” “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited and its subsidiaries, its variable interest entities, or VIEs, and their respective subsidiaries;

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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets as of December 31, 2018 and 2019.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Prior period financial results for the year ended December 31, 2015 have been recast into the new reporting currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.9618 to US$1.00, the noon buying rate for December 31, 2019 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 17, 2020, the noon buying rate set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System was RMB7.0711 to US$1.00.

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

ITEM 3.                                                KEY INFORMATION

A.                                     Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2017, 2018 and 2019, the selected consolidated balance sheet data as of December 31, 2018 and 2019 and the selected consolidated cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2015 and 2016, the selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the selected consolidated cash flow data for the years ended December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	266,182,435	415,295,453	479,917,547	335,246,612	387,870,253	55,714,076
Related-party revenues	336,254,013	716,130,680	1,232,785,709	990,820,793	402,889,899	57,871,513
Total revenues	602,436,448	1,131,426,133	1,712,703,256	1,326,067,405	790,760,152	113,585,589
Business taxes and related surcharges	(7,427,171)	(3,715,689)	(6,541,634)	(4,323,742)	(4,812,940)	(691,336)
Net revenues	595,009,277	1,127,710,444	1,706,161,622	1,321,743,663	785,947,212	112,894,253
Operating cost and expenses:
Cost of revenues	(235,943,955)	(477,034,912)	(737,507,904)	(684,558,659)	(481,746,067)	(69,198,493)
Selling expenses	(87,091,525)	(237,297,482)	(282,171,751)	(303,170,575)	(206,777,405)	(29,701,716)
General and administrative expenses	(91,777,836)	(155,958,876)	(204,052,576)	(274,782,664)	(265,527,496)	(38,140,638)
Impairment loss of goodwill	—	—	—	(267,917,575)	—	—
Other operating income — government subsidies	23,684,945	37,385,834	41,138,443	48,742,897	31,429,802	4,514,609
Total operating cost and expenses	(391,128,371)	(832,905,436)	(1,182,593,788)	(1,481,686,576)	(922,621,166)	(132,526,238)
Income (loss) from operations	203,880,906	294,805,008	523,567,834	(159,942,913)	(136,673,954)	(19,631,985)
Exchange gain (loss)	2,095,199	(19,568)	(2,040,641)	4,227,896	3,409,000	489,673
Gain from deconsolidation of subsidiaries	—	—	—	561,528	—	—
Interest income	2,794,977	3,712,918	11,385,895	3,990,096	6,136,600	881,467
Investment income (loss)	21,406,016	12,619,887	10,012,216	(292,384)	12,627,142	1,813,775
Income (loss) before taxes and gain (loss) from equity in affiliates	230,177,098	311,118,245	542,925,304	(151,455,777)	(114,501,212)	(16,447,070)
Income tax expense	(67,246,490)	(82,612,132)	(122,998,509)	(129,855,367)	(52,944,639)	(7,605,021)
Gain (loss) from equity in affiliates	4,333,847	1,539,316	2,579,447	(113,486,155)	(5,015,063)	(720,369)
Net income (loss)	167,264,455	230,045,429	422,506,242	(394,797,299)	(172,460,914)	(24,772,460)
Net (loss) income attributable to non-controlling interests	(13,787,949)	(22,461,561)	(13,014,063)	7,053,281	7,774,839	1,116,786
Net income (loss) attributable to ordinary shareholders	153,476,506	207,583,868	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Net income (loss) per share:
Basic	1.06	1.08	2.09	(1.93)	(0.82)	(0.12)
Diluted	1.01	1.03	1.99	(1.93)	(0.82)	(0.12)
Weighted average number of shares used in computation:
Basic	114,124,300	192,674,014	195,467,414	200,480,910	201,695,899	201,695,899
Diluted	119,598,947	200,765,917	205,671,904	200,480,910	201,695,899	201,695,899

	As of December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	795,497,163	1,123,166,156	1,527,777,270	1,298,565,042	711,205,698	102,158,306
Restricted cash	—	—	—	4,000,000	1,100,000	158,005
Short-term investments	72,446,602	25,210,000	23,203,612	4,723,612	—	—
Total current assets	993,964,105	1,473,455,429	1,908,518,999	1,582,067,319	826,608,777	118,734,921
Goodwill	259,714,506	277,752,765	261,621,691	297,031	—	—
Advanced payment for acquisition	94,888,600	77,560,000	—	—	—	—
Investment in affiliates	34,732,868	85,830,444	181,922,556	67,262,431	107,541,000	15,447,298
Total assets	1,569,402,314	2,128,054,419	2,626,087,778	1,980,494,033	1,549,746,943	222,607,220
Total current liabilities	377,516,287	482,937,736	697,973,210	588,906,112	317,182,550	45,560,423
Total liabilities	465,133,224	579,783,669	772,219,777	613,345,198	350,930,835	50,408,061
Total liabilities, mezzanine equity and equity	1,569,402,314	2,128,054,419	2,626,087,778	1,980,494,033	1,549,746,943	222,607,220

	For the Years Ended December 31,
	2015	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	369,053,507	188,263,729	617,527,056	(67,721,633)	(213,255,822)	(30,632,282)
Net cash (used in) provided by investing activities	(75,307,251)	1,878,091	(74,041,982)	(40,881,690)	(365,663,454)	(52,524,267)
Net cash provided by (used in) financing activities	293,994,196	114,406,429	(121,147,657)	(121,429,521)	29,636	4,257
Effect of exchange rate changes	14,657,999	23,120,744	(17,726,303)	4,820,616	(11,369,704)	(1,633,158)
Net increase (decrease) in cash, cash equivalents and restricted cash	602,398,451	327,668,993	404,611,114	(225,212,228)	(590,259,344)	(84,785,450)
Cash, cash equivalents and restricted cash at beginning of period	193,098,712	795,497,163	1,123,166,156	1,527,777,270	1,302,565,042	187,101,761
Cash, cash equivalents and restricted cash at end of period	795,497,163	1,123,166,156	1,527,777,270	1,302,565,042	712,305,698	102,316,311

Exchange Rate Information

Unless otherwise noted, translations of all Renminbi to U.S. dollar amounts in this annual report were made at a rate of RMB6.9618 to US$1.00, which was the certified exchange rate in effect as of December 31, 2019 published by the Board of Directors of the Federal Reserve System. The certified exchange rate on April 17, 2020 was RMB7.0711 to US$1.00.

B.                                     Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

Our operating history and track record may not be indicative of our future performance and prospects.

Our business model has evolved over our operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. After several years of growth prior to 2017, our net revenues decreased from RMB1.7 billion in 2017 to RMB1.3 billion in 2018 and further to RMB0.8 billion (US$0.1 billion) in 2019. Therefore, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past. For example, in 2019, our revenues from one-time commissions was RMB318.9 million (US$45.8 million), representing a decrease of 56.8% from 2018. In addition, we cannot assure you that businesses from asset management and other services will continue to grow or our attempts to further expand our service offerings will be successful. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between the United States and China contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 67.5% year over year to RMB9.8 billion (US$1.4 billion) in 2019.

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

Our business growth and expansion has placed, and may continue to place, significant strain on our management and resources. Factors relating to our business that may impact our growth and cause fluctuations include:

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

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operations may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued Guidance on Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) the Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products. The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting the implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions.

On November 8, 2019, the Supreme People’s Court released the Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases, or the Summaries, which, among others, imposes additional obligations on institutional sellers, including but not limited to additional suitability obligations and additional information disclosure and explanation obligations to financial customers. According to the Supreme Court’s Summaries, institutional sellers include issuers of financial products, sellers of financial products, and financial services providers. Each institutional seller has suitability obligations, which refer to the obligations to know the customers, know the products and sell or provide appropriate financial products or services to a suitable financial consumer, where the institutional sellers are obliged to perform their duties in the sale of, among others, high-risk financial products such as bank wealth management products, insurance investment products, trust wealth management products, brokerage collective wealth management plans, leveraged fund shares, options and other over-the-counter derivatives to financial consumers. Under certain circumstances, an issuer of financial product and a seller of financial product may be deemed jointly and severally liable for the losses suffered by the financial customers due to their purchase of such financial product, if either of the issuer or the seller of the financial product fails to perform its corresponding suitability obligations to the financial customers. If any financial customers suffer the losses in the purchase of any financial products, resulted from any financial services provider’s failure to perform the suitability obligations, the financial services providers are obliged to compensate the financial customers for their losses. When deciding if an institutional seller has fulfilled its information disclosure and explanation obligations to financial customers, the court may combine the objective standard, meaning that if a rational person could understand, together with a subjective standard, meaning that if a financial customer could understand, based on the risk of the financial products and investment activities and the actual condition of the financial consumer in question. The Supreme Court’s Summaries is the practical guidance for the courts when handling disputes relating to certain newly emerged issues in civil and commercial trials.

On December 28, 2019, the Standing Committee of the National People’s Congress has enacted the amended Securities Law of the PRC, which came into effect on March 1, 2020. The amended Securities Law of the PRC provides that, among others, asset management products should be deemed as securities and the rules of issuance and trading of asset management products should be set out by the State Council. Therefore, the regulations relating to asset management plans and mutual funds are expected to be further changed in accordance with the amended Securities Law of the PRC in the future.

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

We believe license is not required under the currently effective laws for our sourcing and distribution of wealth management products which feature asset management plans. However, there are substantial uncertainties regarding the interpretation and application of the relevant laws and regulations. On February 22, 2019, the CSRC released an exposure draft of the Supervision Measures on Public Offering Securities Investment Funds Sales Agencies, or the Draft Sales Agency Measure, and its implementation rules, pursuant to which, among others, marketing and promoting mutual funds are deemed to be fund selling activities, thus requiring a securities and futures operation license. If the Draft Sales Agency Measure comes into effect, our facilitation and ancillary consulting services may be deemed as marketing and promotion of funds and thus we may be required to apply for a securities and futures operation license for entities providing facilitation and ancillary consulting services or otherwise adjust our business operation, and the license currently held by Yumao in respect of selling mutual fund products and asset management plans may be required to be re-applied or renewed to meet the requirements under the PRC laws. As a result, our business, results of operations and prospects would be adversely affected.

Furthermore, new laws and regulations may impose additional restrictions on our business operations. For example, in January 2018, the Asset Management Association of China, or the AMAC, issued the Notice regarding Filing of Private Investment Fund, or the Filing Notice, which provides that, among others, private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing; (ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. If the underlying assets of a private investment funds are debt, such private investment funds will not be able to complete the filing with the AMAC. Before the release of the Filing Notice, a majority of the private investment funds managed by us invest in corporate bonds with underlying assets as real estate projects. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds and have started to focus on equity investment in real estate developers with high quality real estate projects. We cannot assure you that after such adjustment our private investment fund will continue to be well received by our clients or will receive the investment return as we expect, or at all.

On September 30, 2018, the AMAC issued the Notice on Strengthening Self-Regulatory Administration of Information Disclosure by Private Investment Fund, which emphasizes the information disclosure obligations of private fund manager. In December 2018, the AMAC updated Notice for Registration of Private Fund Manager. The notice, among others, further clarifies the requirements for new private fund manager applicant, including the authenticity and stability of shareholders and related parties, and the requirements of continuous operation and internal control for registered private fund manager.

On December 23, 2019, the AMAC issued the Filing Notice on Privately Offered Investment Funds, or the 2019 Filing Notice, which clarifies, among others, that the negative scope of financial products that are unable to be registered as private investment funds and the special filing or registration requirements on different types of private investment funds. The 2019 Filing Notice further emphasizes, among others, that (i) the fund manager or any of its actual controller, shareholder, affiliates or fundraising agencies is prohibited to promise the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors; and (ii) the fund manager is prohibited to set up several investment units or tranches in the private investment funds, which accept investments from different investors and make investments in different assets for the purposes of avoiding any filing or registration obligation.

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

The overall regulatory conditions in China would also affect our business and financial condition. For example, in 2018, the PRC government authorities issued a series of banking policies to control the leverage ratio, which have adversely affected the liquidity of capital in the market. Under such circumstance, the investment demand of our clients and the financial performance of certain wealth management products we distributed may be adversely affected, which may in turn adversely affect our results of operations.

If any future PRC regulations require us to obtain additional licenses or permits, adjust our business strategies or change our products or services in order to continue to conduct our business operations, we cannot assure you that we would be able to do so in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation.”

We may not be able to continue to retain or expand our high-net-worth client base or maintain or increase the amount of investment made by our clients in the products we distribute.

We target China’s large population of high-net-worth individuals as our clients. As the wealth management industry for high-net-wealth individuals in China is ever-evolving, we cannot assure you that we will be able to maintain and increase the number of our clients or our existing clients will maintain the same level of investment in the wealth management products that we distributed to them. As this industry in China is at an early stage of development and highly fragmented and has low barriers to entry, our existing and future competitors may be better equipped to capture market opportunities and grow their client bases faster than us. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain or grow our client base. We may lose our leading position if we fail to maintain or further grow our client base at the same pace. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our asset management services. If we fail to continue to meet our clients’ expectations on the returns from the products we distribute or manage or if they are no longer satisfied with our services, they may leave us for our competitors and our reputation may be damaged by these clients, affecting our ability to attract new clients, which will in turn affect our financial condition and operational results.

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

Our reputation and brand recognition, including the brand of E-House Capital, is critical to the success of our business. We believe a well-recognized brand is crucial to increase our high-net-worth client base and, in turn, facilitate our effort to monetize our services and enhance our attractiveness to our clients and product providers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed.

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

Our future success depends heavily on the continued services of our current executive officers. If any of our executive officers or other key management are unable or unwilling to stay in their present positions, we may not be able to find suitable replacements, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key management joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each executive officer has entered into confidentiality and non-competition agreements with us. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC law and regulations could limit the legal protections available to you and us.”

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

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. Over the past years, we have made several acquisitions that are complementary to our business. See also “Item 4. Information on the Company—C. History and Development of the Company.” Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Our failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2019, we recorded impairment loss from equity in affiliates of RMB2.7 million (US$0.4 million) in connection with our equity interest in a non-controlling investee. We cannot guarantee that we will not incur increased impairment loss from any acquisition or investment in the future, which may materially and adversely affect our financial condition and results of operations. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the products that we distribute involve real estate or related assets. Historically, this concentration is predominantly among the fixed income products that we distribute. The total transaction value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 69%, 68% and 100%, respectively, of the total transaction value of all fixed income products we distributed in 2017, 2018 and 2019. Almost all of the total transaction value of all private equity and venture capital products we distributed in 2019 were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 89% of the total transaction value of all products we distributed in 2019. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

The success of such products depends significantly on conditions in China’s real estate industry and more particularly on the volume of new property transactions in China. Demand for private residential real estate in China has grown rapidly in recent years, but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices.

The PRC government has from time to time taken measures to cool down the real estate market and to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. Such measures may depress the real estate market, dissuade potential purchasers from making purchases, reduce transaction volume, cause a decline in selling prices, and prevent developers from raising the capital they need and increase developers’ costs to start new projects. In addition, we cannot assure you that the PRC government will not adopt new measures in the future that may result in lower growth rates in the real estate industry. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate.

We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. These risks include those associated with general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control. For example, due to the slow-down of economic growth, a number of the wealth management products linked to real estate that we distributed missed the due date of the payment of return to the investors. Although we are not directly liable to our clients in the event of these product default and did not suffer direct economic losses arising from such default, these incidences may harm our reputation and may impair the confidence of our clients in the wealth management products we distributed, which may impede our ability to distribute new products in the future and may result in an increase in the withdrawal or redemption by the clients of existing products.

In February 2017, the AMAC, released the No. 4 Filing Rules to regulate real estate investments by the securities and futures institutions. According to the No. 4 Filing Rules, private fund managers, such as our company, are required to follow relevant rules with respect to the investment in the real estate development enterprises or projects. See “Item 4. Information on the Company—B. Business Overview—Regulation.” To comply with the No. 4 Filing Rules, we have adjusted our investment strategies and started to increase our investment in real estate or related assets in the cities other than certain popular areas as specified in such rules. The AMAC and other regulatory authorities may continue to release new rules and regulations which may impose additional restriction on our business or require us to adjust our current products, services or business practices. As a result, our business, cash flow, or prospect could be materially and adversely affected.

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

While our asset management business has experienced substantial growth in general since 2013, our assets under management declined in 2019, as compared to that of 2018, due to the uncertainty of macro-economic conditions and rapid changes in regulatory regime of the industry. Our assets management business may continue to suffer in the coming year if the macro economic factors affecting our business do not have material changes in a positive way. However, we intend to further develop our fund management business by offering and managing a broader variety of funds, including funds related to real estate, funds of securities investment funds, and funds of fixed income funds.

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

As of December 31, 2019, we derived our revenues from 51 client centers in 43 affluent cities in mainland China and Hong Kong. In 2019, approximately 21% of our total net revenues were derived from Shanghai and Hangzhou. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

We may face increased competition and if we are unable to compete successfully, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

The wealth management market in China is at an early stage of development and is highly fragmented. As the industry develops, we may face increased competition. In distributing wealth management products, we face direct competition primarily from other third-party wealth management service providers, such as Noah Holdings Limited (NYSE: NOAH). We also compete with many local PRC commercial banks and insurance companies that have their own wealth management teams and sales forces to distribute their products.

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

Although we have not been subject to any material litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Some third parties may own technology patents, copyrights, trademarks, trade secrets and Internet content, which they may use to assert claims against us. We require our advisors, managers and relevant staff to sign agreements upon joining our company, to undertake to follow certain procedures designed to reduce the likelihood that we may use, develop or make available any content or applications without the proper licenses or necessary third party consents. However, these procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local market regulation bureau and obtain business licenses for them as branch offices. We have 51 client centers in 43 cities across China and overseas as of December 31, 2019. As of March 31, 2020, three of these client centers in their relevant cities have not been registered as branch offices and the net revenues attributable to these centers, in the aggregate, accounted for 6.4%, 2.7% and 0.8% of our net revenues in 2017, 2018 and 2019, respectively. We are in the process of applying for the registration of these client centers, and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2020, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 34.7% of our total outstanding shares. As a result of this high level of shareholding, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Also, SINA and Mr. Tianxiang Hu hold 10.8% and 15.9% of our total outstanding shares as of March 31, 2020, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2020, options to purchase 15,642,600 ordinary shares and 8,928,548 restricted shares have been granted, and options to purchase 8,993,283 ordinary shares and 633,744 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

We face risks related to outbreaks of health epidemics, natural disasters, and other extraordinary events, which could significantly disrupt our operations and adversely affect our business, financial condition or results of operations.

Our business could be adversely affected by the outbreak of Zika, Ebola, avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9, COVID-19 or other epidemics. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if any of our employees were affected by such health epidemics.

COVID-19, a novel strain of coronavirus, has spread worldwide. This outbreak has led to temporary closure of our offices in many locations in February 2020 with a significant portion of our employees working from home. For offices that have been re-opened, we have taken measures to reduce the impact of this epidemic outbreak, including adjusting employees’ office hours to avoid public transportations in rush hour and monitoring our employees’ health on a daily basis. However, we might still experience lower work efficiency and productivity, which may adversely affect our service quality. In particular, our employees may not be able to respond to inquiries from our potential clients as timely as usual due to such lower work efficiency, which may further result in a lower-than-usual referral rate of our products. In addition, the outbreak may cause delay or cancellation in our offline events and restrictions on our employees’ ability to travel, which may in turn adversely affect our business, results of operations and financial condition.

The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted. In the event that this epidemic cannot be effectively and timely contained, our business, results of operations and financial condition may be adversely and materially affected if the investors’ demand for wealth management products reduces due to their less confidence in the outlook of economics, or if our business partners’ ability to consistently supply wealth management products and related services is significantly impacted, which may negatively affect the amount of one-time commissions and other service fees that we are able to charge from them. However, we will continue to incur costs for our operations, and therefore our financial condition and results of operations for the fiscal year of 2020 may be adversely and materially affected by the COVID-19 outbreak. Furthermore, the global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, which may further adversely and materially affect our business, financial condition, results of operation and prospects.

We are also vulnerable to natural disasters and other calamities, including fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, and any other severe weather conditions or similar event may give rise to loss of personnel, damages to property, server interruptions, breakdowns, technology platform failures or internet failures, where our operations could be materially and adversely affected.

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

Part of our business includes conducting market surveys, which is defined by the current Foreign Investment Catalogue as the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services. Market survey is categorized as restricted to foreign investment in the Special Administration Measures for Access of Foreign Investment (Negative List) (2019 Version), or the Negative List, pursuant to which market survey is restricted to joint venture or joint cooperation enterprises. Because Shanghai Juxiang is unable to obtain such license, we conduct such activities through Shanghai Jupai, which, as a domestic PRC company, is not required to obtain such license for market survey.

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

Our contractual arrangements with Shanghai Jupai and Shanghai E-Cheng, and their respective shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Shanghai Jupai and Shanghai E-Cheng; (ii) receive substantially all of the economic benefits from Shanghai Jupai and Shanghai E-Cheng in consideration for the services provided by Shanghai Juxiang and Shanghai Baoyi, respectively; and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jupai and Shanghai E-Cheng when and to the extent permitted by PRC law, or request any existing shareholder of Shanghai Jupai and Shanghai E-Cheng to transfer any or part of the equity interest in Shanghai Jupai and Shanghai E-Cheng to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Jupai and Shanghai E-Cheng and hence treat each of Shanghai Jupai and Shanghai E-Cheng as our VIE, and consolidate their and their respective subsidiaries’ results of operations into ours.

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

We rely on contractual arrangements with our VIEs, Shanghai Jupai and Shanghai E-Cheng, and their respective shareholders to operate a portion of our operations in China, including asset management services, market survey and the direct sale of mutual funds and asset management plans sponsored by mutual fund management companies. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

In 2017, 2018 and 2019, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 37%, 31% and 62% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai and Shanghai E-Cheng. These individuals may have conflicts of interest with us. Approximately 67.7% equity interest of Shanghai Jupai is held by Mr. Jianda Ni, our chairman and chief executive officer and one of our principal shareholders, and the remaining 32.3% equity interest of Shanghai Jupai is collectively held by other four individuals. Conflicts of interest may arise between the roles of Mr. Ni as shareholder of our company and as shareholder of our VIEs. 70.0% equity interest of Shanghai E-Cheng is held by Ms. Qimin Wu, one of our employees, and the remaining 30.0% equity interest of Shanghai E-Cheng is held by Mr. Tianxiang Hu, one of our principal shareholders. Ms. Wu is our employee. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of Shanghai Jupai and Shanghai E-Cheng may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai Jupai and the Joinder Agreement relating to Equity Pledge Agreement on July 15, 2018, the shareholders of Shanghai Jupai pledged their equity interests in Shanghai Jupai to Shanghai Juxiang to secure Shanghai Jupai’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. The equity pledges under the equity pledge agreements in connection with Shanghai Jupai have been registered with the relevant local branch of the State Administration for Market Regulation, or the SAMR, except that the equity pledge over Mr. Ni’s equity interest in Shanghai Jupai in favor of Shanghai Juxiang is still under the process of registration with the local branch of SAMR in Shanghai and has not been completed yet. In addition, the equity pledges under the equity pledge agreements in connection with Shanghai E-Cheng have not been registered with the relevant local branch of SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. The PRC Property Law further provides that the registration with the local branch of SAMR is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity interest pledge is duly registered with the local branch of SAMR, such pledge is unenforceable even though the relevant equity pledge agreement is binding. The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAMR in Shanghai for registration of their equity interest pledge. However, there is no guarantee that the shareholders of Shanghai E-Cheng will complete the registration in a timely manner, or at all. If any shareholder fails to complete such registration, then no security interests will be created and Shanghai Baoyi will not be able to effectively exercise the pledge of such shareholders’ equity interests in Shanghai E-Cheng or at all. Moreover, if Shanghai Jupai or Shanghai E-Cheng fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in Shanghai Jupai or Shanghai E-Cheng, as applicable, in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

In addition, in the registration forms of the local branch of the SAMR for the pledges over the equity interests under the equity pledge agreements, the amount of registered equity interests pledged to our PRC subsidiary was stated as the pledgor’s portion of the registered capital of the VIE. The equity pledge agreements with the shareholders of our VIEs provide that the pledged equity interest constitute continuing security for any and all of the indebtedness, obligations and liabilities of our VIEs under the relevant contractual arrangements, and therefore the scope of pledge should not be limited by the amount of the registered capital of the applicable VIE. However, there is no guarantee that a PRC court will not take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court to be unsecured debt, which takes last priority among creditors and often does not have to be paid back at all. We do not have agreements that pledge the assets of our VIEs and their respective subsidiaries for the benefit of us or our PRC subsidiaries, although our VIEs grant our PRC subsidiaries options to purchase the assets of our VIEs and their equity interests in their subsidiaries under the exclusive call option agreements.

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their respective shareholders and us, we are effectively subject to the PRC value-added tax at rates of 3% or 6% and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of its respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

Substantial uncertainties exist with respect to the viability of our current corporate structure, corporate governance, business operations and financial results.

The National People’s Congress of the PRC passed the Foreign Investment Law on March 15, 2019 and the State Council passed the Foreign Investment Law Implementing Rules on December 26, 2019, both of which became effective on January 1, 2020. The Foreign Investment Law replaces the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law unified legal system for foreign investment, the governance of foreign investment companies in the PRC, and more open up of domestic market to foreign investors. The Foreign Investment Law has become the basic law for foreign investment field. Foreign investment enterprises not on the Negative List shall be subject to the same regulatory and governmental administration as of domestic companies and thus, the Company Law of the PRC and the Partnership Company Law are applied to foreign investment companies, the high authority is the shareholders’ meeting, the resolution requirements on material matters and requirements on equity transfer to third party is relaxed to certain extent. The Negative List lists fields which foreign investment is prohibited or restricted. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014, the new tariff and trade policies imposed by the U.S. to a number of markets in 2018 and 2019, and the U.K. exited the European Union in 2020 and the unsettled negotiation on post-exit arrangement. It is unclear whether these challenges will be contained and what effects they each may have. Any financial or economic crisis or disruption, or perceived threat of such a crisis or disruption, might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors, which may materially and adversely affect our business, financial condition and results of operations.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business could be adversely affected by trade tariffs or other trade barriers.

Recently there have been heightened tensions in international economic relations, such as the one between the U.S. and China. Since July 2018, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new or higher tariffs on certain products imported from the U.S. In May 2019, the U.S. government announced to increase tariffs to 25%, and China responded by imposing tariffs on certain U.S. goods on a smaller scale and proposed to impose additional tariffs on U.S. goods. On June 1, 2019, the tariffs announced in May 2019 became in effect on US$60 billion worth of U.S. goods exported to China. On September 1, 2019, as announced, U.S. began implementing tariffs on more than US$125 billion worth of Chinese imports. On September 2, 2019, China lodged a complaint against the U.S. over import tariffs to the World Trade Organization. In December 2019, the U.S. and China reached a limited trade agreement that will roll back existing tariff rates on certain Chinese goods and cancel new levies set to take effect on December 15, 2019 in exchange for Chinese purchases of U.S. farm goods and obtain other concession. Although we do not currently export any products to the United States, it is not yet clear what impact these tariffs may have or what actions other governments, including the Chinese government may take in retaliation. Although we primarily provide services to the domestic market, tariffs could potentially impact the business of our customers, suppliers and business partners which may in turn affect our business. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Doing Business in China

Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth in the past 40 years, the growth has been uneven across different periods, regions and among various economic sectors of China and the rate of growth has been slowing. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

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

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

•                  The regulations of the wealth management and asset management business in China, including evolving licensing practices, are evolving and subject to uncertainties. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “—Risks Related to Our Business and Industry—We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces the PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Pursuant to the letter agreement that we entered into with the local county government in January 2013 and various subsequent agreements, the local county government agreed to provide us subsidies based on the value-added tax, enterprise income tax and individual income tax for the financial year ended December 31, 2019 to Shanghai Juxiang, Shanghai Jupai and other subsidiaries. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by Shanghai Juxiang, Shanghai Jupai and other subsidiaries. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

In addition, under the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Jupai HongKong Investment Limited, or Jupai HK, and Scepter Holdings Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang and Shanghai Baoyi, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Jupai HK or Scepter Holdings Limited is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiary directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Dividend Withholding Tax”.

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2020. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

On February 3, 2015, the State Administration of Taxation, or the SAT, issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 that are irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime and extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Notice 37, which came into effect on December 1, 2017. According to SAT Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

However, as there is a lack of clear statutory interpretation on these notices, we face uncertainties on the reporting and consequences on the future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. We may be required to expend costly resources to comply with SAT Notice No. 7 and SAT Notice No. 37, or to establish a case to be tax exempt under SAT Notice No. 7 and SAT Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Notice No. 7 and SAT Notice No. 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Notice No. 7 and SAT Notice No. 37, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including contracts such as consulting service agreements we enter into with wealth management product providers, which are important to our business, are executed using the chops or seals of the signing entity, or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries and consolidated entities have the power to enter into contracts on behalf of such entities without chops and bind such entities. Almost all designated legal representatives of our PRC subsidiary and consolidated entities, except four subsidiaries, are members of our senior management team and have signed employment undertaking letters with us or our PRC subsidiary and consolidated entities under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and the chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel of each of our PRC subsidiary and consolidated entities. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiary or consolidated entities, we, our PRC subsidiary or consolidated entities would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which was amended on December 29, 2018 and became effective on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

Our predecessor auditor is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, was our predecessor auditor and audited our consolidated financial statements for the fiscal years ended December 31 between 2012 and 2018. On February 14, 2020, we engaged B F Borgers CPA PC, an independent registered public accounting firm, as our new auditor.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. B F Borgers CPA PC is registered with the PCAOB and operating in Lakewood, Colorado, the U.S., and is currently subject to PCAOB rules regarding periodically inspection. However, because we have substantial operations within the People’s Republic of China and the PCAOB is currently unable to conduct inspections of the work of the auditors who are based in China as it relates to those operations without the approval of the PRC authorities, our predecessor auditor’s work related to our operations in China was not inspected by the PCAOB.

This lack of PCAOB inspections of audit work performed by auditors based in China prevents the PCAOB from regularly evaluating audit work of auditors based in China including that performed by our predecessor independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed by auditors based in China makes it more difficult to evaluate the effectiveness and quality of our predecessor auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements prepared by our predecessor auditor.

Risks Related to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has ranged from US$1.40 to US$5.95 per ADS in 2019. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing (i.e., July 16, 2020).

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, based on a review of our register of shareholders, we had 202,285,906 ordinary shares outstanding (excluding 8,626,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 109,763,178 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

Our board of directors has discretion as to whether to distribute dividends, subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. In addition, our shareholders may by ordinary resolution also declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstance may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return or your investment in our ADSs and you may even lose your entire investment in our ADSs.

We are controlled by a small number of our existing shareholders, whose interests may differ from other shareholders, and our board of directors has the power to discourage a change of control.

As of March 31, 2020, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially own approximately 129,478,769 ordinary shares, or 62.1% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Holders of ADSs may have fewer rights than holders of our ordinary shares and must act through the deposit to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”).

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2019, and we will likely be a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different (and generally less adverse than) the general tax treatment for PFICs. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

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

Due to lack of express permission under PRC law for foreign-invested enterprises to sell mutual fund products or asset management plans and to provide asset management services in China, we provide asset management services and plan to sell mutual fund products and asset management plans through the subsidiaries of Shanghai Jupai, a domestic PRC company. In July 2013, we established Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, our wholly-owned subsidiary in China. Shanghai Juxiang has entered into a series of contractual arrangements with Shanghai Jupai and its shareholders. The contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders enable us to (i) exercise effective control over Shanghai Jupai; (ii) receive substantially all of the economic benefits of Shanghai Jupai in consideration for the consulting services provided by Shanghai Juxiang; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Jupai when and to the extent permitted under PRC laws and regulations.

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

E-House Capital’s business is conducted through Shanghai E-Cheng and its subsidiaries. Shanghai E-Cheng is a VIE of Scepter Pacific through the contractual arrangements between Shanghai Baoyi and Shanghai E-Cheng and its shareholders. The contractual arrangements between Shanghai Baoyi and Shanghai E-Cheng and its shareholders enable us to (i) exercise effective control over Shanghai E-Cheng; (ii) receive substantially all of the economic benefits of Shanghai E-Cheng in consideration for the consulting services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai E-Cheng when and to the extent permitted under laws and regulations of China.

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

In March 2016, we acquired 34% equity interest in and 70% contractual earning distribution right of UP Capital Management Limited, or UP Capital, which directly holds 100% equity interest in Juhui Financial Securities Limited, a Hong Kong entity holding the required license to provide financial services to the high-net-worth clients in Hong Kong. We acquired additional 45% equity interest in UP Capital in 2017, and therefore owned 79% ownership and corresponding economic rights in UP Capital since then. In December 2019, we transferred all of our equity interests in UP Capital to a subsidiary of E-House. In May 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited which directly holds 100% equity interest in Jucheng Insurance Broker Ltd., a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong.

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

In October 2017, we acquired Pushing International Trade (China) Co., Ltd., which directly holds 100% equity interest in Gunan Financial Leasing (Shanghai) Co., Ltd, a PRC entity engaged in financial leasing services.

Our principal executive offices are located at Global Creative Center, T2, 15/F, No 166 Ming Hong Road, Minhang District, Shanghai 201100, the People’s Republic of China. Our telephone number at this address is +86-21-5226-5851. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. With our network of 51 client centers in 43 economically vibrant cities as of December 31, 2019, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in mainland China and Hong Kong. We maintained a large high-net-worth client base. In 2017, 2018 and 2019, we had 12,825, 8,638 and 2,973 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately 11 years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2017, 2018 and 2019, approximately 60.9%, 73.5% and 75.0% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention ability.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2019, we sourced third-party products from eight domestic and one overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2017, 2018 and 2019, the aggregate value of wealth management products we distributed reached RMB54.3 billion, RMB30.3 billion and RMB9.8 billion (US$1.4 billion), respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2019, the amount of total assets under our sole or shared management was RMB41.8 billion (US$6.0 billion), compared to RMB56.8 billion as of December 31, 2018. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

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

Our revenues of 2019 declined as compared to that of 2018 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues decreased from RMB1.7 billion in 2017 to RMB1.3 billion in 2018 and to RMB0.8 billion (US$0.1 billion) in 2019. We recorded a net income attributable to our shareholders of RMB409.5 million in 2017, a net loss attributable to our shareholders of RMB387.7 million in 2018, and a net loss attributable to our shareholders of RMB164.7 million (US$23.7 million) in 2019. Our net revenues in 2019 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB318.9 million (US$45.8 million), RMB338.6 million (US$48.6 million), RMB114.5 million (US$16.5 million) and RMB13.9 million (US$2.0 million), respectively.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. In 2017, 2018 and 2019, we provided wealth management product advisory services to 12,825, 8,638 and 2,973 active clients, respectively. In 2017, 2018 and 2019, the aggregate value of wealth management products we distributed reached RMB54.3 billion, RMB30.3 billion and RMB9.8 billion (US$1.4 billion), respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2017, 2018 and 2019, approximately 60.9%, 73.5% and 75.0% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention abilities.

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

We place heavy emphasis on recruiting, training and motivating our advisors and other client service team members. Our wealth management product advisors are primarily recruited from private banking teams of both domestic and foreign banks, and other domestic third-party wealth management service providers with an average of approximately 11 years of wealth management product advisory industry experience. Our wealth management product advisors are qualified to provide wealth management services, while many of them possess industry-recognized certifications, including CFP, CFA and qualifications to conduct securities, fund and insurance businesses. We require these wealth management product advisors to possess necessary knowledge of financial products and a good understanding of the PRC economy and various market trends. We sponsor regularly scheduled information sessions, seminars, workshops and other training events for various levels of our service teams to keep them informed of the latest market trends, familiarize them with new product types and improve their marketing and advisory skills. From time to time, we organize company-wide conferences where our in-house experts work with third-party consultants to design and offer comprehensive training to our mid-level-and-above management. In addition, by implementing a team structure for our client services, we consciously encourage virtuous competition among the client managers to retain the personnel with the best client development abilities. Compensation of our service team members is largely performance-based. A large part of their compensation is linked to the number of new clients that they bring in and the amount of investment made by our clients following their advice.

Our coverage networks

With our network of 51 client centers in 43 economically vibrant cities in mainland China and Hong Kong as of December 31, 2019, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2019, we operated three client centers in Shanghai, two client centers in each of Beijing, Tianjin, Hangzhou, Taiyuan, Dongguan, and Hong Kong, and one client center in 36 other cities in mainland China.

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

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2019.

	As of December 31,
	2017	2018	2019
Product Categories (Asset Under Management(1))	%(2)	%(2)	%(2)
Fixed Income Products	62	35	32
Private equity and venture capital fund products	33	60	63
Public Market Products	4	3	2
Other Products	1	2	3

(1)         Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total Assets Under Management were RMB 57.5 billion, RMB56.8 billion and RMB41.8 billion (US$6.0 billion) as of December 31, 2017, 2018 and 2019, respectively.

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

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2019, we sourced products from eight domestic and one overseas product providers for recommendation to our clients. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

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

•                  Private equity and venture capital funds, including (i) direct investments in private equity and venture capital funds sponsored by leading domestic or international asset management companies and indirect investments in such funds via participation in asset management plans sponsored by mutual fund management companies or securities companies, and (ii) funds investing in real estate related projects through equity investment vehicles managed by us.

•                  Public market products, which refer to a type of wealth management products that invest in publicly traded securities and mutual funds in China and which mainly including investments in securities publicly traded on the capital markets via vehicles such as privately raised funds investing in publicly traded stocks and bonds, sponsored by leading asset management companies in China.

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

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 69%, 68% and 100% of the total transaction value of all fixed income products we distributed in 2017, 2018 and 2019, respectively. The total transaction value of the private equity and venture capital products accounted for around 16% of the total transaction value of all the products we distributed in 2019. Almost all of the total transaction value of all private equity and venture capital products we distributed in 2019 were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 89% of the total transaction value of all products we distributed in 2019. More than two thirds of those products are secured by the equity interests of the project company or the guarantees provided by the project company’s affiliates. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In 2017, 2018 and 2019, 23.0%, 17.5%, and 5.4% of the amount of the real estate development-related products we distributed were to fund projects in Beijing, Xi’an, Shanghai and Suzhou, respectively.

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

Twelve of the products that we distributed were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB0.5 billion, RMB6.4 billion and RMB0.6 billion (US$0.1 billion) as of December 31, 2017, 2018 and December 31, 2019, respectively. None of these products, if redeemed, will require a refund of the applicable fees we collected.

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2019, the team was comprised of 154 members. We started to develop products in-house in 2013. In terms of value, approximately RMB48.8 billion, RMB28.2 billion and RMB9.2 billion (US$1.3 billion) of the products that we distributed in 2017, 2018 and 2019, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Offline Marketing Activities. In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as product roadshows in cities across China and one-on-one wealth management salons from time to time. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In 2017, we organized a series of investment strategy conferences and forums. In 2018, we held the first Lujiazui Real Estate Finance Forum and a series of investment strategy conferences and forums. In 2019, we co-hosted a finance forum with Shanghai Development Research Foundation under the theme of challenges and responses to maintaining stable economic growth. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors. In August 2016, we organized our first group of members to attend the investment seminar hosted by the Wharton Business School in the United States. In August 2017, we held first annual celebration event of J+ Club in Sanya, Hainan Province.

Online Marketing Activities. To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as WeChat and Weibo, through which we introduce basic services information, market research and updates to our members. For example, one of our WeChat official accounts, Jupai Research Institution, delivers research results to its subscribers regularly. During the business disruption period caused by the outbreak of COVID-19, we provided a series of online investment analysis through WeChat official accounts to our subscribers.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including (i) “Jupai Online,” a mobile application that integrates our online system in assisting our client managers to provide services on the mobile platform for our clients and also collect and analyze our clients’ individualized transaction information; and our office automation system; (ii) “iJupai,” a system platform which is empowered by the DingTalk system of Alibaba Group and independently developed by us that integrates our internal work streams and information flow on one single platform and increases our employees’ work efficiency; and (iii) the Asset Risk Control Management Platform, a platform which assists us in investment project process management, post-investment management and information disclosure. We will further enhance our technology infrastructure to improve the operation and communication efficiency. We use big data analytics to further strengthen our product design and customer service capabilities, and we hold online training sessions for our client managers through our e-learning system. We expect to continue upgrading our system and IT infrastructure to further enhance our client service and product management capabilities.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have 19 registered trademarks in China and seven registered domain names. Our registered domain names include jpinvestment.cn, jp-fund.com and jupaionline.com, among others.

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

Asset Management Plans by Securities Companies

In April 2018, the PBOC, the CBIRC, the CSRC and SAFE joint issued the Asset Management Guidance. Pursuant to the Asset Management Guidance, investors of asset management plans are divided into non-specific public and qualified investors. Qualified investors shall be natural persons, legal entities or other organizations that have corresponding risk identification ability and risk-taking ability to invest in a single asset management production no less than a certain amount and meets certain requirements. The implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors is not allowed under such guidance.

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

On October 12, 2019, the PBOC released a discussion draft of Rules for Identification of Standardized Debt Assets to clarify the criteria of standardized debt assets, pursuant to which the definition of non-standardized debt assets is more stringent compared to the current industry practice.

On November 8, 2019, the Supreme People’s Court released the Summaries of the National Conference for the Work of Courts in the Trial of Civil and Commercial Cases, or the Summaries, which, among others, imposes additional obligations on institutional sellers, including but not limited to additional suitability obligations and additional information disclosure and explanation obligations to financial customers. According to the Supreme Court’s Summaries, institutional sellers include issuers of financial products, sellers of financial products, and financial services providers. Each institutional seller has suitability obligations, which refer to the obligations to know the customers, know the products and sell or provide appropriate financial products or services to a suitable financial consumer, where the institutional sellers are obliged to perform their duties in the sale of, among others, high-risk financial products such as bank wealth management products, insurance investment products, trust wealth management products, brokerage collective wealth management plans, leveraged fund shares, options and other over-the-counter derivatives to financial consumers. Under certain circumstances, an issuer of financial product and a seller of financial product may be deemed jointly and severally liable for the losses suffered by the financial customers due to their purchase of such financial product, if either of the issuer or the seller of the financial product fails to perform its corresponding suitability obligations to the financial customers. If any financial customers suffer the losses in the purchase of any financial products, resulted from any financial services provider’s failure to perform the suitability obligations, the financial services providers are obliged to compensate the financial customers for their losses. When deciding if an institutional seller has fulfilled its information disclosure and explanation obligations to financial customers, the court may combine the objective standard, meaning that if a rational person could understand, together with a subjective standard, meaning that if a financial customer could understand, based on the risk of the financial products and investment activities and the actual condition of the financial consumer in question. The Supreme Court’s Summaries is the practical guidance for the courts when handling disputes relating to certain newly emerged issues in civil and commercial trials.

On December 28, 2019, the Standing Committee of the National People’s Congress has enacted the amended Securities Law of the PRC, which came into effect on March 1, 2020. The amended Securities Law of the PRC provides that, among others, asset management products should be deemed as securities and the rules of issuance and trading of asset management products should be set out by the State Council. Therefore, the regulations relating to asset management plans and mutual funds are expected to be further changed in accordance with the amended Securities Law of the PRC in the future.

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

CSRC is now in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers, record filing of private funds and perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds to perform self-regulatory administration of privately placement funds. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity funds registered in the cities or districts that satisfy the specified requirements. Such local administrative rules may be changed or preempted according to the new regulations to be issued by CSRC. We have completed the private fund manager registration and filing of private funds under our management with AMAC for the relevant entities that act as private fund managers, including three asset management companies that Shanghai Jupai owns equity interests in and four asset management companies or partnerships that Shanghai Baoyi owns equity interests or capital interests in.

In April 2016, AMAC issued the Measures for the Administration of the Fund Raising Conducts of the Private Investment Funds, or the Fund Raising Measures. According to the Fund Raising Measures, only two types of institutions are qualified to conduct fund raising activities for private investment funds: (i) private fund managers which have registered with AMAC (only allowed to raise fund for the funds established and managed by such fund managers); and (ii) the fund distributors that have are the members of AMAC and obtained the fund distribution license. In addition, the Fund Raising Measures set out detailed procedures for conducting fund raising business and introduced new process such as “cooling-off period” and the “re-visit”. We are qualified to conduct the fund raising activities of the funds managed by us and are complying with such procedures when raising the fund.

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

In January 2018, AMAC issued Notice regarding Filing of Private Investment Fund, or the Filing Notice. The Filing Notice provides that private investment funds are prohibited from raising funds from unqualified investors. It also provides that private investment fund manager should file the contracts and other documents of the fund with AMAC on a timely basis and keep proper records of all filing materials. In addition, the Fling Notice also provides that private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing; (ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. AMAC will not approve the filing of private investment funds that are engaged in the unpermitted debt investment activities. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds.

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

On December 23, 2019, the AMAC issued the Filing Notice on Privately Offered Investment Funds, or the 2019 Filing Notice, which clarifies, among others, that the negative scope of financial products that are unable to be registered as private investment funds and the special filing or registration requirements on different types of private investment funds. The 2019 Filing Notice further emphasizes, among others, that (i) the fund manager or any of its actual controller, shareholder, affiliates or fundraising agencies is prohibited to promise the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors; and (ii) the fund manager is prohibited to set up several investment units or tranches in the private investment funds, which accept investments from different investors and make investments in different assets for the purposes of avoiding any filing or registration obligation.

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

On February 1, 2018, CIRC issued the Provisions on the Supervision and Administration of Insurance Broker, or the Insurance Broker Provision, to replace Insurance Brokerage Agency Provisions and will be effective upon May 1, 2018. Under Insurance Broker Provisions, the definition and licensing requirements of an insurance broker are substantially similar to those of an insurance brokerage agency as provided under the Insurance Brokerage Agency Provisions. The insurance broker shall meet following requirements for the operation of the insurance brokerage business, including, among others, (i) the shareholders must meet the requirement stipulated under Insurance Broker Provision and all paid-in capitals must be self-owned and not from any bank loans or others; (ii) certain material aspects of the company, including the registered capital requirement, capital under the custody, business scopes, articles of associations, company name, constitution of management, corporate governance and internal control must, and information management system, must meet relevant legal requirements; and (iii) information management system for business and finance complying with regulations of CIRC. The Insurance Broker Provisions also specify that insurance broker that provide personal insurance services nationwide must establish branch offices, and an insurance broker must segregate its reinsurance business from other insurance business. A subsidiary of our VIEs, Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.) has obtained the license for insurance brokerage business.

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

On December 20, 2019, the PBOC, the CBIRC, the CSRC and the SAFE jointly issued the Circular on Further Regulating Financial Marketing Campaigns, or the Regulations on Financial Marketing Campaigns, which became effective on January 25, 2020. According to the Regulations on Financial Marketing Campaigns, financial product operators or financial service providers, including financial institutions in the banking, securities and insurance industries and other institutions engaged in the financial business or finance-related business, should carry out financial marketing activities within the scope of financial business permitted by the competent governmental authorities and may not carry out financial marketing activities beyond such permitted scope of business. Entities are not allowed to carry out marketing activities related to the financial business if they do not obtain the corresponding qualifications for such financial business, except for information release platforms or media entrusted by the financial product operators or financial service providers who have obtained appropriate qualifications for the financial business. The Regulations on Financial Marketing Campaigns further provides that, among others, the financial product operators or financial service providers must (i) prudently determine the form of cooperation with business partners in accordance with the applicable laws, (ii) stipulate the responsibilities of themselves and the business partners in financial marketing activities, and (iii) jointly ensure that the relevant financial marketing campaigns comply with laws and regulations. “Financial marketing campaigns” refers to the promotion or marketing activities carried out by financial product operators or financial service providers for financial products or financial services by using various promotion tools or methods.

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

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised from time to time. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that were not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The last effective version of the Foreign Investment Catalogue came into effect in July 2017. The industries listed in this version are divided into two categories: encouraged industries and the industries with special entry administration measure, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Foreign Investment Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The list of encouraged industries for foreign investment under the Foreign Investment Catalogue has been replaced by the Encouraged Foreign Investment Catalogue (2019 version), which was promulgated by the NDRC on June 30, 2019 and became effective on July 30, 2019.

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was further revised in July 2017. Pursuant to FIE Record-filing Interim Measures, the establishment and change of an FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. The FIE Record-filing Interim Measures has been replaced by the Measures for Reporting of Foreign Investment Information, or the FIE Information Reporting Measures, which became effective on January 1, 2020. Pursuant to the FIE Information Reporting Measures, a foreign investor or an FIE should provide the investment information by submission of initial report, report of changes, report of de-registration and annual report. Information that a foreign investor should provide in its initial report includes basic corporate information of the FIE, information of the investor and its actual controller, and investment transaction information.

On June 28, 2018, NDRC and MOFCOM jointly issued Special Administration Measures for Access of Foreign Investment (2018 Version), or the Negative List, as subsequently amended on June 30, 2019 and became effective on July 30, 2019, which listed special requirements for foreign investment, including shareholding percentage limits and qualification for senior management for certain fields. Foreign investors are not allowed to invest into prohibited industries for foreign investors listed in the Negative List. For investment into other industries listed in the Negative List, access approval is required. However, foreign investment into fields not listed in the Negative List generally enjoys the same conditions as domestic entities.

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

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC governmental restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•                  Wholly Foreign-Owned Enterprise Law, as most recently amended on September 3, 2016;

•                  Wholly Foreign-Owned Enterprise Law Implementing Rules, as most recently amended on February 19, 2014;

•                  Company Law of China, as most recently amended on October 26, 2018;

•                  Foreign Investment Law, as promulgated on March 15, 2019 and became effective on January 1, 2020; and

•                  Foreign Investment Law Implementing Rules, as promulgated on December 26, 2019 and became effective on January 1, 2020.

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

Regulations on Privacy Protection and Network Security

Internet content providers, or ICPs, are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts and may be ordered to suspend temporarily their services or have their licenses revoked.

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

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the PRC Network Security Law and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. On April 10, 2019, the Ministry of Public Security issued the Guidance of Security Protection of Internet Personal Information, which provides internet service providers more guidance regarding personal information protection. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which took effect in January 2008, and most recently amended on December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

PRC Value Added Tax

On November 19, 2017, PRC State Counsel promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. In March 2019, the Ministry of Finance, or the MOF, SAT and the General Administration of Customs jointly issued the Circular on Relevant Policies for Deepening the Value-Added Tax Reform, or the Circular 39, which became effective on April 1, 2019. The tax rate for VAT shall be, among others, (i) 13% for taxpayers engaged in sale of goods, services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (ii) 9% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (iii) 6% for taxpayers engaged in sale of services and intangible assets; and (iv) 3% and 5% for small-scale taxpayers using simple tax collection method, unless otherwise stipulated in VAT Regulation.

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

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2020:

Notes:

(1)         The remaining 15% of the equity interest is owned by an unrelated party.

(2)         Shanghai Jupai is one of our VIEs. Mr. Jianda Ni, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang hold 67.7%, 10%, 8.3%, 8% and 6% of the equity interest in Shanghai Jupai, respectively.

(3)         Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng. Ms. Qimin Wu is our employee.

(4)         The remaining 15% of the equity interest is owned by an unrelated party.

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

Operating Agreement. Pursuant to the amended and restated operating agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated January 8, 2014, Shanghai Jupai and the shareholders of Shanghai Jupai agreed not to enter into any transaction that could materially affect Shanghai Jupai’s assets, obligations, rights or operations without prior written consent from Shanghai Juxiang, including but not limited to the amendment of the articles of association of Shanghai Jupai. Shanghai Jupai and its shareholders agree to accept and follow our corporate policies provided by Shanghai Juxiang in connection with Shanghai Jupai’s daily operations, financial management and the employment and dismissal of Shanghai Jupai’s employees. Shanghai Jupai agreed that it should seek guarantee from Shanghai Juxiang first if any guarantee is needed for Shanghai Jupai’s performance of any contract or loan in the course of its business operation. The agreement shall be effective as long as Shanghai Jupai exists. None of Shanghai Jupai and its shareholders can terminate this agreement. Shanghai Juxiang may terminate the agreement by giving a 30-day prior written notice.

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

Voting Rights Proxy Agreement. Under the amended and restated voting rights proxy agreement among Shanghai Juxiang and the shareholders of Shanghai Jupai dated January 8, 2014, each shareholder of Shanghai Jupai irrevocably appointed Shanghai Juxiang as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai Jupai, including but not limited to the power to vote on its behalf on all matters of Shanghai Jupai requiring shareholder approval in accordance with the articles of association of Shanghai Jupai. The proxy agreement will remain in effect unless Shanghai Juxiang terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Jupai.

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

Shareholder Voting Rights Proxy Agreement. Under the voting rights proxy agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated March 13, 2017, each shareholder of Shanghai E-Cheng irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai E-Cheng, including but not limited to the power to vote on its behalf on all matters of Shanghai E-Cheng requiring shareholder approval in accordance with the articles of association of Shanghai E-Cheng. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai E-Cheng in a yearly basis.

In the opinion of our PRC counsel, Yuan Tai Law Offices, the contractual arrangements with respect to Shanghai Jupai and Shanghai E-Cheng are valid, binding and enforceable in accordance with their terms under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.                                    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 7,150 square meters in Shanghai, China. As of December 31, 2019, we have in aggregate 51 client centers in 43 cities in mainland China and Hong Kong. We lease most of our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we may renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term

Shanghai premises	Starting from	November 1, 2017	to	October 21, 2019
	Expiring from	February 20, 2020	to	October 31, 2022
Beijing premises	Starting from	January 1, 2017	to	December 1, 2018
	Expiring from	December 31, 2019	to	November 30, 2021
Hangzhou premises	Starting from	April 5, 2018	to	October 1, 2019
	Expiring from	April 4, 2021	to	September 30, 2022
Tianjin premises	Starting from	July 1, 2018	to	July 1, 2019
	Expiring from	July 31, 2021	to	September 30, 2021

Property	Term

Dongguan premise	Starting from	April 1, 2017	to	June 1, 2018
	Expiring from	March 31, 2020	to	May 30, 2021
Hong Kong premise	Starting from	January 16, 2018	to	September 1, 2018
	Expiring from	January 15, 2020	to	August 31, 2021
Suzhou premises		March 1, 2018	to	February 28, 2021
Xiamen premise		August 1, 2018	to	July 31, 2021
Shenzhen premise		November , 2019	to	October 31, 2021
Chengdu premise		November 1, 2018	to	October 31, 2021
Chongqing premise		March 27, 2017	to	March 31, 2020
Guangzhou premise		June 11, 2018	to	June 15, 2021
Qingdao premise		January 31, 2019	to	January 30, 2022
Ningbo premise		January 1, 2018	to	December 31, 2020
Zhuhai premise		February 16, 2017	to	February 15, 2020
Quanzhou premise		May 1, 2018	to	April 30, 2021
Ji’nan premise		May 16, 2018	to	June 15, 2021
Wuxi premise		December 9, 2018	to	December 8, 2021
Nanjing premise		October 30, 2018	to	November 30, 2020
Wuhan premise		February 16, 2017	to	December 9, 2021
Nantong premise		June 1, 2019	to	May 31, 2020
Changzhou premise		December 25, 2017	to	January 31, 2020
Jiaxing premise		April 28, 2015	to	April 27, 2020
Fuzhou premise		August 1, 2019	to	July 31, 2022
Yiwu premise		February 1, 2018	to	January 31, 2021
Taiyuan premise		May 15, 2018	to	May 14, 2021
Wenzhou premise		April 1, 2019	to	March 31, 2021
Xi’an premise		December 9, 2019	to	December 8, 2020
Jiangyin premise		February 26, 2019	to	February 25, 2024
Zhengzhou premise		March 1, 2019	to	February 28, 2022
Hefei premise		September 8, 2018	to	January 17, 2020
Zhoushan premise		November 10, 2018	to	November 19, 2021
Dalian premise		April 16, 2019	to	September 30, 2021
Changshu premise		July 20, 2019	to	July 19, 2020
Zhangjiagang premise		July 1, 2019	to	June 30, 2021
Shaoxing premise		October 25, 2019	to	October 24, 2022
Kunming premise		March 29, 2019	to	March 28, 2021
Yangzhou premise		April 16, 2017	to	May 15, 2020
Yantai premise		September 20, 2017	to	October 19, 2020
Huhhot premise		February 22, 2018	to	February 21, 2021
Zhenjiang premise		July 1, 2018	to	June 30, 2021
Putian premise		September 25, 2018	to	September 24, 2023
Zhongshan premise		October 1, 2018	to	September 30, 2021

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

A.                                     Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. In 2017, 2018 and 2019, the aggregate value of wealth management products we distributed to our clients reached RMB54.3 billion, RMB30.3 billion and RMB9.8 billion (US$1.4 billion), respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB41.8 billion (US$6.0 billion) as of December 31, 2019.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring management fees for our wealth management product related and asset management services beginning in 2013. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms and companies service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2017, 2018 and 2019, our one-time commissions and other service fees in combination accounted for 72.5%, 62.1% and 42.3% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 27.5%, 37.9% and 57.7% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB159.0 million (US$22.8 million) and accounted for 20.2% of our total net revenues in 2019.

Our net revenues decreased from RMB1.7 billion in 2017 to RMB1.3 billion in 2018 and to RMB0.8 billion (US$0.1 million) in 2019. We recorded a net income attributable to our shareholders of RMB409.5 million in 2017, a net loss attributable to our shareholders of RMB387.7 million in 2018, and a net loss attributable to our shareholders of RMB164.7 million (US$23.7 million) in 2019.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
One-time commission	1,038,703,144	60.8	737,482,046	55.7	318,853,996	45,800,511	40.5
Related party	737,075,406	43.1	522,605,724	39.5	60,352,190	8,669,050	7.7
Third party	301,627,738	17.7	214,876,322	16.2	258,501,806	37,131,461	32.8
Recurring service fee	105,000,840	6.2	64,345,376	4.9	114,542,160	16,452,952	14.6
Related party	10,042,890	0.6	1,252,314	0.1	1,424,854	204,667	0.2
Third party	94,957,950	5.6	63,093,062	4.8	113,117,306	16,248,285	14.4
Recurring management fees(1)	363,651,247	21.3	435,522,503	33.0	338,646,568	48,643,536	43.1
Related party	363,651,247	21.3	435,522,503	33.0	338,646,568	48,643,536	43.1
Third party	—	—	—	—	—	—	—
Other service fee	198,806,391	11.7	84,393,738	6.4	13,904,488	1,997,255	1.8
Related party	117,307,566	6.9	28,209,606	2.1	—	—	—
Third party	81,498,825	4.8	56,184,132	4.3	13,904,488	1,997,255	1.8
Net revenues	1,706,161,622	100.0	1,321,743,663	100.0	785,947,212	112,894,253	100.0

Note:

(1)         We recognized RMB61.9 million and RMB159.0 million (US$22.8 million) carried interest as part of our recurring service and management fees in 2018 and 2019, respectively.

One-Time Commissions. We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced consecutive declines from 2017 to 2018 and from 2018 to 2019, primarily due to decreases in the aggregate value of wealth management products we distributed. One-time commission as a percentage of our total net revenues remain above 40%.

Recurring Service Fees. During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. In 2017, 2018 and 2019 we recorded RMB13.8 million, RMB0.3 million and RMB2.1 million (US$0.3 million) of such performance fees, respectively. From 2018 to 2019, recurring service fee increased as we provide on-going services to more product suppliers.

Recurring Management Fees. We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. The amount of recurring management fee revenues declined from 2018 to 2019 due to decreased value of AUM. The amount of assets under our sole or shared management slightly declined from RMB57.5 billion in 2017 to RMB56.8 billion in 2018 and to RMB41.8 billion (US$6.0 million) in 2019. As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB81.7 million, RMB61.6 million and RMB156.9 million (US$22.5 million) in 2017, 2018 and 2019, respectively.

Other Service Fees. Other service fee refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investments. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant impact in the amount of revenue will not occur. In the year ended December 31, 2019, we recorded other service fees of RMB13.9 million (US$2.0 million).

While we expect that our one-time commissions and recurring management fees will continue to account for the majority of our net revenues, we expect to see a decline in revenues from one-time commissions due to a decrease in the aggregate value of wealth management products we distributed.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2017, 2018 and 2019, we incurred channel fees in the amount of RMB320.9 million, RMB202.0 million and RMB19.1 million (US$2.7million), respectively.

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

Our Product Mix. Our product mix affects our sources of revenues and the amount of revenues we are able to generate. We source a wide array of third-party wealth management products and also develop wealth management products in-house. These include four types of products: (i) fixed income products; (ii) private equity and venture capital fund products; (iii) public market products; and (iv) other products, such as insurance products and overseas investments. The table below sets forth the total value of different types of products that we distributed, both in absolute amount and as a percentage of the total value of all products distributed during the periods indicated:

	Year Ended December 31,
	2017		2018		2019
Product type	RMB in millions	% (1)	RMB in millions	% (1)	RMB in millions	US$ in millions	% (1)
Fixed income products	45,437	83.7	8,560	28.3	7,219	1,037	73.5
Private equity and venture capital fund products	6,375	11.7	19,038	62.9	1,526	219	15.5
Public market products	449	0.8	1,129	3.7	291	42	3.0
Other products	2,055	3.8	1,546	5.1	791	114	8.0
All products	54,316	100.0	30,273	100.0	9,827	1,412	100.0

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB48.8 billion, RMB28.2 billion and RMB9.2 billion (US$1.3 billion) of the products that we distributed in 2017, 2018 and 2019, respectively, were either products developed and managed by us or third-party products that we helped design.

Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. From 2015 to 2017, the amount of fixed income products as a percentage of all products has remained high primarily due to their more manageable risk profile, which is preferred by many of our clients. In 2018, the absolute amount of private equity and venture capital fund products and its percentage of all products increased significantly as we strategically adjust the mix of products in response to the regulatory changes. As our clients prefer products with lower risk profile, we decided to provide fixed income products to them again due to their more manageable risk profile. We intend to continue to increase the percentage of our self-developed products in the future in order to increase the recurring management fees.

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

	As of December 31,
	2018		Inflows	Outflows	2019
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	Balance (US$ in millions)	% (1)
Fixed income products	19,845.8	35.0	7,219.6	(13,611.1)	13,454.4	1,932.6	32.2
Private equity and venture capital fund products	34,033.0	60.0	1,525.5	(9,264.5)	26,294.0	3,776.9	62.9
Public market products	1,657.5	2.9	1.0	(729.8)	928.7	133.4	2.2
Other products	1,215.5	2.1	180.9	(249.0)	1,147.4	164.8	2.7
All products	56,751.9	100	8,927.0	(23,854.4)	41,824.5	6,007.7	100

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

2019 compared to 2018

The total amount of assets under management was RMB41.8 billion (US$6.0 billion) as of December 31, 2019, a decrease of RMB14.9 billion (US$2.1 billion), or 26.3%, from RMB56.8 billion as of December 31, 2018. The net decrease was due to:

Inflows of RMB8.9 billion (US$1.3 billion) contributions related to:

•                  RMB7.2 billion (US$1.0 billion) in fixed income products primarily due to RMB7.2 billion (US$1.0 billion) raised for products with underlying assets in real estate;

•                  RMB1.5 billion (US$0.2 billion) in private equity and venture capital fund products contributed by RMB1.0 billion (US$0.1 billion) raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, TMT (“Telecommunication, Media and Technology”) industry;

Outflows of RMB23.9 billion (US$3.4 billion) attributable to:

•                  RMB13.6 billion (US$2.0 billion) in fixed income products primarily due to RMB12.4 billion (US$1.8 billion) liquidation of products with underlying assets in real estate upon maturity;

•                  RMB9.3 billion (US$1.3 billion) in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB7.1 billion (US$1.0 billion);

•                  RMB0.7 billion (US$0.1 billion) in public market products primarily due to liquidation of products mainly related to private investments in public companies.

	As of December 31,
	2017		Inflows	Outflows	2018
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	35,557.9	61.8	8,508.1	(24,220.1)	19,845.8	35.0
Private equity and venture capital fund products	18,867.9	32.8	16,182.4	(1,017.3)	34,033.0	60.0
Public market products	2,372.0	4.1	1,128.7	(1,843.2)	1,657.5	2.9
Other products	734.4	1.3	1,545.4	(1,064.4)	1,215.5	2.1
All products	57,532.2	100.0	27,364.7	(28,145.0)	56,751.9	100.0

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

2018 compared to 2017

The total amount of assets under management was RMB56.8 billion as of December 31, 2018, a decrease of RMB0.8 billion, or 1.4%, from RMB57.5 billion as of December 31, 2017. The net decrease was due to:

Inflows of RMB27.4 billion contributions related to:

•                  RMB8.5 billion in fixed income products primarily due to RMB6.3 billion raised for products with underlying assets in real estate;

•                  RMB16.2 billion in private equity and venture capital fund products contributed by RMB15.0 billion raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, TMT industry;

Outflows of RMB28.1 billion attributable to:

•                  RMB24.2 billion in fixed income products primarily due to RMB19.0 billion liquidation of products with underlying assets in real estate upon maturity;

•                  RMB1.8 billion in public market products primarily due to liquidation of products mainly related to private investments in public companies.

	As of December 31,
	2016		Inflows	Outflows	2017
Product type	Balance (RMB in millions)	%(1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	%(1)
Fixed income products	18,161.1	50.3	40,211.9	(22,815.1)	35,557.9	61.8
Private equity and venture capital fund products	14,970.7	41.4	4,450.4	(553.2)	18,867.9	32.8
Public market products	2,980.3	8.2	831.2	(1,439.5)	2,372.0	4.1
Other products	29.2	0.1	715.4	(10.2)	734.4	1.3
All products	36,141.3	100.0	46,208.9	(24,818.0)	57,532.2	100.0

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

Fee Rates. Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The one-time commission rates we charge on fixed income products with a term of no more than six months typically range from 0.1% to 2% and these fee rates are the lowest among fixed income products we distribute. The one-time commission rates we charge on fixed income products with a term of three years or more typically range from 6% to 8% and these fee rates are the highest among the fixed income products we distribute. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The recurring service fee rates that we charge on fixed income products are within the range of 0.2% to 1.8% per year. The tenure of fixed income products typically ranges from 7 days to three years. The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1% to 7%. The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 3% annually. The tenure of equity related products typically ranges from half one year to ten years. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee. Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

The table below sets forth the weighted average recurring fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2017	2018	2019
Product type	%	%	%
Fixed income products	0.76	0.60	0.56
Private equity and venture capital fund products	0.85	0.71	0.62
Public market products	1.21	1.21	0.56
Other products	1.06	0.95	0.72
All products	0.81	0.65	0.60

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff decreased from 2,520 as of December 31, 2017 to 1,926 as of December 31, 2018 and further decreased to 911 as of December 31, 2019. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 72, 76 and 51 client centers as of December 31, 2017, 2018 and 2019, respectively. Our rental expenses in 2019 have also decreased in line with the decrease in the total office area of our client centers.

We expect to reduce our total operating costs and expenses in the near future to strengthen our competitiveness amid the uncertain industrial and macro-economic environment.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Operating costs and expenses:
Cost of revenues	737,507,904	43.2	684,558,659	51.8	481,746,067	69,198,493	61.3
Selling expenses	282,171,751	16.5	303,170,575	22.9	206,777,405	29,701,716	26.3
General and administrative and expenses	204,052,576	12.0	274,782,664	20.8	265,527,496	38,140,638	33.8
Impairment loss of goodwill	—	—	267,917,575	20.3	—	—	—
Other operating income — government subsidies	(41,138,443)	(2.4)	(48,742,897)	(3.7)	(31,429,802)	(4,514,609)	(4.0)
Total operating costs and expenses	1,182,593,788	69.3	1,481,686,576	112.1	922,621,166	132,526,238	117.4

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

Other Operating Income — Government Subsidies

Other operating income is cash subsidies received from local governments as incentives for registering and operating business in certain local districts, typically granted based on the amount of value-added tax and income tax payments we make in these local districts in a given period. These subsidies do not entail other obligations on our part and allow us full discretion in utilizing the funds, which we use for general corporate purposes. The local governments may decide to reduce, eliminate or cancel these subsidies at any time. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.”

Taxation

The Cayman Islands and the British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject up to 16.5% progressive income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiary and the consolidated affiliated entities are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018 and its amendment promulgated on February 24, 2017 and most recently amended on April 23, 2019, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Additionally, in accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax.

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

Under the guidance of ASC 606, we are required to: (i) identify the contracts with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contracts, and (v) recognize revenue when the entity satisfies a performance obligation. Revenues are recorded, net of sales related taxes and surcharges.

We sometimes engage third party agents in promoting products and pay a channel fee accordingly, as such we recognize revenue on a net basis by deducting the channel fee we pay to the third party agents.

One-Time Commissions

We enter into one-time commission agreements with product providers or underlying corporate borrowers, which specifies the key terms and conditions of the arrangement. Such agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges. Upon establishment of a wealth management product, we earn a one-time commission from product providers or underlying corporate borrowers, calculated as a percentage of the wealth management products purchased by our clients. We define the “establishment of a wealth management product” for our revenue recognition purpose as the time when both of the following two criteria are met: (i) our client has entered into a purchase or subscription contract with the relevant product provider and, if required, the client has transferred a deposit to an escrow account designated by the product provider, and (ii) the product provider has issued a formal notice to confirm the establishment of a wealth management product. After the contract is established, there are no significant judgments made when determining the one-time commission price.

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

Recurring Management Fees

Recurring management fee arises from the fund management services provided to funds we manage, including management fee and carried interest. Management fees are computed as a percentage of the capital contribution in a fund and are recognized as earned over the specified contract period. Carried interest represents preferential allocation of profits that are composed of our general partnership interest and fund managing interests in the limited partnership and contractual funds, and is a form of variable consideration and recognized as revenue typically at the end of the fund’s contract term when the uncertainty associated with the variability is resolved. Management fee received in advance of the specified contract period and in the limited circumstances carried interest received before the end of the fund’s contract term are recorded as deferred revenue.

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

Contract modifications

Contract modifications occur when we and our customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by us. When a contract modification occurs, it requires us to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, we modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018 and 2019 as a result of contract modification was RMB122.7 million and nil respectively.

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

As of December 31, 2018 and 2019, total amount of deferred revenue are RMB154.9 million and RMB83.0 million (US$11.9 million), respectively, of which RMB130.7 million and RMB 77.7 million (US$11.2 million) estimated to be recognized within one year, RMB24.2 million and RMB 5.2 million (US$0.8 million) over one year to two years.

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

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of nil, RMB104.1 million, and RMB2.7 million (US$0.4 million) for the years ended December 31, 2017, 2018 and 2019, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

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

Based on our impairment assessment review, we recorded goodwill impairment of nil, RMB267.9 million, and nil for the years ended December 31, 2017, 2018 and 2019, respectively, for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact our operations and business outlook.

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties mainly represent loan to related parties, amounts due from product providers, underlying corporate borrowers or funds managed by us and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of RMB2.8 million, RMB60.4 million, and RMB59.2 million (US$8.5 million) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

As of December 31, 2019, operating loss carried forward amounted to RMB271.4 million (US$39.0 million) for the PRC and HK income tax purposes. The loss carrying forward will begin to expire in 2020. Valuation allowance of RMB67.8 million (US$9.7 million) was recorded as of December 31, 2019 for the entities that are not more likely than not to realize the net operating loss carry forwards and deferred tax assets.

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

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues	479,917,547	335,246,612	387,870,253	55,714,076
Related party revenues	1,232,785,709	990,820,793	402,889,899	57,871,513
Total revenues	1,712,703,256	1,326,067,405	790,760,152	113,585,589
Business taxes and related surcharges	(6,541,634)	(4,323,742)	(4,812,940)	(691,336)
Net revenues	1,706,161,622	1,321,743,663	785,947,212	112,894,253
Operating cost and expenses:
Cost of revenues	(737,507,904)	(684,558,659)	(481,746,067)	(69,198,493)
Selling expenses	(282,171,751)	(303,170,575)	(206,777,405)	(29,701,716)
General and administrative expenses	(204,052,576)	(274,782,664)	(265,527,496)	(38,140,638)
Impairment loss of goodwill	—	(267,917,575)	—	—
Other operating income — government subsidies	41,138,443	48,742,897	31,429,802	4,514,609
Total operating cost and expenses	(1,182,593,788)	(1,481,686,576)	(922,621,166)	(132,526,238)
Income (loss) from operations	523,567,834	(159,942,913)	(136,673,954)	(19,631,985)
Other income:
Interest income	11,385,895	3,990,096	6,136,600	881,467
Investment income (loss)	10,012,216	(292,384)	12,627,142	1,813,775
Gain from deconsolidation of subsidiaries	—	561,528	—	—
Exchange (loss) gain	(2,040,641)	4,227,896	3,409,000	489,673
Total other income	19,357,470	8,487,136	22,172,742	3,184,915
Income (loss) before taxes and loss from equity in affiliates	542,925,304	(151,455,777)	(114,501,212)	(16,447,070)
Income tax expense	(122,998,509)	(129,855,367)	(52,944,639)	(7,605,021)
Gain (loss) from equity in affiliates	2,579,447	(113,486,155)	(5,015,063)	(720,369)
Net income (loss)	422,506,242	(394,797,299)	(172,460,914)	(24,772,460)
Net (income) loss attributable to non-controlling interests	(13,014,063)	7,053,281	7,774,839	1,116,786
Net income (loss) attributable to ordinary shareholders	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)

2019 Compared to 2018

Net Revenues. Our net revenues decreased by 40.5% from RMB1.3 billion in 2018 to RMB0.8 billion (US$0.1 billion) in 2019.

Our net revenues from one-time commissions decreased by 56.8% from RMB737.5 million in 2018 to RMB318.9 million (US$45.8 million) in 2019, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees increased by 78.0% from RMB64.3 million in 2018 to RMB114.5 million (US$16.5 million) in 2019 because we provided ongoing services to more products in 2019. As part of the recurring services fees, our recognized variable performance fees increased from RMB0.3 million in 2018 to RMB2.1 million (US$0.3 million) in 2019.

Our net revenues from recurring management fees decreased by 22.2% from RMB435.5 million in 2018 to RMB338.6 million (US$48.6 million) in 2019, which was primarily attributable to the decrease in the value of AUM in 2019 as compared with 2018. RMB61.6 million and RMB156.9 million (US$22.5 million) carried interest was recognized as part of our recurring management fees in 2018 and 2019, respectively.

Starting from 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2018 and 2019, we generated other services fees of RMB84.4 million and RMB13.9 million (US$2.0 million), respectively.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 37.7% from RMB1,481.7 million in 2018 to RMB922.6 million (US$132.5 million) in 2019, primarily due to the decreases in cost of revenues and selling expenses.

•                  Cost of Revenues. Cost of revenues decreased by 29.6% from RMB684.6 million in 2018 to RMB481.7 million (US$69.2 million) in 2019, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed and the cost control measures we adopted in 2019.

•                  Selling Expenses. Our selling expenses decreased by 31.8% from RMB303.2 million in 2018 to RMB206.8 million (US$29.7 million) in 2019, primarily due to a decrease in marketing and promotion expenses.

•                  General and Administrative Expenses. Our general and administrative expenses decreased by 3.4% from RMB274.8 million in 2018 to RMB265.5 million (US$38.1 million) in 2019, due to the cost control measures we adopted in 2019.

•                  Other Operating Income — Government Subsidies. Other operating income decreased by 35.5% from RMB48.7 million in 2018 to RMB31.4 million (US$4.5 million) in 2019.

Other Income and Expenses. Our total other income increased from RMB8.5 million in 2018 to RMB22.2 million (US$3.2 million) in 2019, primarily due to an increase of RMB12.9 million in investment income.

Loss from Equity in Affiliates. Our loss from equity in affiliates decreased from RMB113.5 million in 2018 to RMB5.0 million (US$0.7 million) in 2019, which was mainly due to a decrease of impairment of investment in affiliates from RMB104.1 million in 2018 to RMB2.7 million (US$0.4 million) in 2019.

Income Tax Expense. Our income tax expense decreased by 59.2% from RMB129.9 million in 2018 to RMB52.9 million (US$7.6 million) in 2019, mainly due to a decrease in taxable income.

Net Loss. As a result of the above, we recorded a net loss of RMB172.5 million (US$24.8 million) in 2019, as compared to a net loss of RMB394.8 million in 2018.

2018 Compared to 2017

Net Revenues. Our net revenues decreased by 22.5% from RMB1.7 billion in 2017 to RMB1.3 billion in 2018.

Our net revenues from one-time commissions decreased by 29.0% from RMB1,038.7 million in 2017 to RMB737.5 million in 2018, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 38.7% from RMB105.0 million in 2017 to RMB64.3 million in 2018 because we provided ongoing services to fewer products in 2018. As part of the recurring services fees, our recognized variable performance fees decreased from RMB13.8 million in 2017 to RMB0.3 million in 2018.

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

•                  Other Operating Income — Government Subsidies. Other operating income increased by 18.5% from RMB41.1 million in 2017 to RMB48.7 million in 2018.

Other Income and Expenses. Our total other income decreased substantially from RMB19.4 million in 2017 to RMB8.5 million in 2018 primarily due to a decrease of RMB7.4million in interest income.

Gain (Loss) from Equity in Affiliates. We recorded loss from equity in affiliates of RMB113.5 million in 2018, which was mainly due to impairment of investment in affiliates of RMB104.1 million.

Income Tax Expense. Our income tax expense increased by 5.6% from RMB123.0 million in 2017 to RMB129.9 million in 2018, mainly due to RMB84.1 million valuation allowance recorded as deferred tax assets in 2018.

Net Income (Loss). As a result of the above, we recorded a net loss of RMB394.8 million in 2018, as compared to a net income of RMB422.5 million in 2017.

B.                                     Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2017, 2018 and 2019 were for operating, financing and investing activities. As of December 31, 2019, we had RMB0.7 billion (US$0.1 billion) in cash, cash equivalents and restricted cash. Approximately 85.1% of our cash, cash equivalent and restricted cash as of December 31, 2019 was held in China, more than 59.1% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2019, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

Although we consolidate the results of our consolidated entities, we only have access to the assets or earnings of our consolidated entities through our contractual arrangements with our VIEs. See “Item 4. Information of the Company—A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intent to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated entities only through loans, subject to applicable government registration and approval requirements. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrustment loans or direct loans to its shareholders in compliance with applicable laws and regulations, who then contribute the loans to the VIEs through contractual arrangements as capital injection similar to the shareholder loan structure as under the VIE structure with respect to Shanghai E-Cheng. See “Item 4. Information on the Company—C. Organizational Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Summary of Statement of Cash Flow Data
Net cash provided by (used in) operating activities	617,527,056	(67,721,633)	(213,255,822)	(30,632,282)
Net cash provided by (used in) investing activities	(74,041,982)	(40,881,690)	(365,663,454)	(52,524,267)
Net cash (used in) provided by financing activities	(121,147,657)	(121,429,521)	29,636	4,257
Effect of exchange rate changes	(17,726,303)	4,820,616	(11,369,704)	(1,633,158)
Net increase (decrease) in cash, cash equivalent and restricted cash	404,611,114	(225,212,228)	(590,259,344)	(84,785,450)
Cash, cash equivalents and restricted cash — beginning of the year	1,123,166,156	1,527,777,270	1,302,565,042	187,101,761
Cash, cash equivalents and restricted cash — end of the year	1,527,777,270	1,302,565,042	712,305,698	102,316,311

Operating Activities

Net cash used in operating activities in 2019 was RMB213.3 million (US$30.6 million), primarily attributable to a net loss of RMB172.5 million (US$24.8 million) and a net decrease of RMB134.9 million (US$19.3 million) due to change in working capital, partially offset by non-cash items of RMB94.1 million (US$13.5 million). The change in working capital was primarily attributable to a decrease in income tax payable of RMB144.7 million (US$20.8 million) and a decline of RMB71.6 million (US$10.3 million) in deferred revenue in aggregate, partially offset by an increase of RMB96.2 million (US$13.8 million) in deferred tax assets.

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

Investing Activities

Net cash used in investing activities in 2019 was RMB365.7 million (US$52.5 million). Our investments consist primarily of purchases of property, plant, equipment, loan to related parties and investments, which, in the aggregate, accounted for cash out-flow of RMB472.2 million (US$67.8 million), partially offset by proceeds from investments and loan collection of RMB106.5 million (US$15.3 million).

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

Financing Activities

Net cash provided by financing activities in 2019 was RMB29.6 thousand (US$4.3 thousand), primarily attributable to the option exercise.

Net cash provided by financing activities in 2018 was RMB121.4 million, primarily attributable to the dividend paid by us.

Net cash used in financing activities in 2017 was RMB121.1 million, primarily attributable to the dividend paid by us.

Capital Expenditures

Our capital expenditures were RMB39.1 million, RMB9.3 million and RMB13.2 million (US$1.9 million) in 2017, 2018 and 2019, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

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

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB)
Operating leases	68,535,512	36,892,048	31,104,742	538,722	—
Other long term liabilities(1)	53,546,000	53,546,000	—	—	—
Total	122,081,512	90,438,048	31,104,742	538,722	—

(1)         Represents our obligations to provide capital injections to certain equity method investees.

For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                    Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                     Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	57	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	52	Director
Guoping Yang	64	Independent Director
Bang Zhang	52	Independent Director
Hongchao Zhu	60	Independent Director
Min Liu	46	Chief Financial Officer
Linda Wong	56	Chief Operating Officer

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

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 25 years of experience in China’s real estate industry. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-House and a NYSE-listed company, since its inception. Mr. Zhou has been the executive director and chairman of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House, since February 2010. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and chairman of Real Estate Service Committee of China Real Estate Association. He is also a rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China.

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. From October 1988. Mr. Yang has also served as the chairman of the board of Shanghai Jiao Da Onlly Co., Ltd from May 2011 and Shanghai Dazhong Gas Co., Ltd. from September 2001. He was the vice-chairman of the board from May 2012 to May 2015 and an independent director from May 2014 at Shenzhen Capital Group Co., Ltd. Mr. Yang is a director at Shanghai Jiaoyun Group Co., Ltd., Nanjing Public Utilities Development Co., Ltd. and Shanghai Songz Automobile Air Conditioning Co., Ltd., and an independent director at Shanghai Shentong Metro Group Co., Ltd. and Bright Real Estate Group Co., Ltd. Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as an independent director of ChinaCache International Holdings Limited (Nasdaq: CCIH) since August 2017 and an independent director of E-House (China) Enterprise Holdings Limited (SEHK: 2048) since July 2018. He has served as the chief corporate officer at Octave Institute from 2018. He had served as the chief financial officer at DG Group from 2016 to 2018 and the chief financial officer at Golden Jaguar from 2013 to 2015. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

Mr. Hongchao Zhu has served as our independent director since July 2015. Mr. Zhu has served as an independent director of E-House (China) Holdings Limited since August 2007. Mr. Zhu is a partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is now an arbitrator of China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center and Shanghai Arbitration Commission. Mr. Zhu is one of the vice presidents of Procedural Law Research Association of Shanghai Law Society. Mr. Zhu is also a mediator of Shanghai Commercial Mediation Center. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

B.                                     Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB12.3 million (US$1.8 million) in cash to our executive officers, and approximately RMB0.9 million (US$0.1 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2020, options to acquire a total of 15,642,600 ordinary shares and 8,928,548 restricted shares have been granted and options to acquire 8,993,283 ordinary shares and 633,744 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2020, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Jianda Ni	*	US$	1.00	21-Apr-15	1-Apr-25
Jianda Ni	*	—		26-Aug-15	25-Aug-25
Xin Zhou	*	US$	0.66	16-Jul-15	7-Aug-24
Min Liu	*	US$	0.48	1-Jul-14	30-Jun-24
Min Liu	*	—		27-Feb-17	26-Feb-27
Bang Zhang	*	—		26-Aug-15	25-Aug-25
Guoping Yang	*	—		26-Aug-15	25-Aug-25
Hongchao Zhu	*	—		26-Aug-15	25-Aug-25
Hongchao Zhu	*	US$	0.66	16-Jul-15	7-Aug-24
Linda Wong	*	—		26-Aug-15	25-Aug-25
Linda Wong	*	—		04-Jan-19	04-Jan-29
Total	5,397,084

*                                         Less than 1% of our total outstanding share capital.

As of March 31, 2020, other employees as a group held options/restricted shares to purchase 4,229,943 ordinary shares of our company, with the exercise prices ranging from nil to US$1.1 per ordinary share.

C.                                    Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. The directors may exercise all the powers of our company to borrow money, and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they resign by notice in writing to our company, or are removed from office by ordinary resolution of our shareholders. A director will also be removed from office if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; or (iii) is removed from office pursuant to any other provision of our memorandum and articles of association.

D.                                    Employees

We had 2,520, 1,926 and 911 employees as of December 31, 2017, 2018 and 2019, respectively. The following table sets forth the number of our employees by function as of December 31, 2019:

Functional Area	Number of Employees	%(1) of Total
Wealth Management	609	67%
Product Sourcing, Monitoring and Development	154	17%
Marketing	27	3%
Management and Administration	121	13%
Total	911	100%

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

E.                                     Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 202,285,906 ordinary shares outstanding as of March 31, 2020, excluding 8,626,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni(1)	26,596,794	13.1%
Xin Zhou(2)	43,884,591	21.7%
Guoping Yang(3)	*	* %
Bang Zhang(4)	*	* %
Hongchao Zhu(5)	*	* %
Min Liu	3,314,928	1.6%
Linda Wong	*	* %
All Directors and Executive Officers as a Group	74,906,517	36.6%
Principal Shareholders:
E-House (China) Holdings Limited(2)(6)	43,809,591	21.7%
Tianxiang Hu(7)	32,773,912	15.9%
SINA Corporation(8)	21,798,340	10.8%
UBS(9)	19,941,030	9.9%
High-Gold Worldwide Limited(1)(10)	19,853,538	9.8%

Notes:

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 202,285,906 and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2020.

*                 Less than 1% of our total outstanding ordinary shares.

**          Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Global Creative Center, T2, 15/F, No 166 Ming Hong Road, Minhang District, Shanghai, People’s Republic of China.

(1)         Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited and Eaglepass Asia Limited on September 26, 2019, (ii) 4,232,856 ordinary shares held by Eaglepass Asia Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019, (iii) 750,000 ordinary shares held by Eaglepass Asia Limited based on its additional purchase after the filing of aforementioned Schedule 13D/A on September 26, 2019, (iv) 760,400 ordinary shares held by Mr. Ni, and (v) 1,000,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2020.

(2)         Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2020, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. As of March 23, 2018, Mr. Xin Zhou beneficially owned 100% of the shares of E-House Holdings and is the sole director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)         The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(4)         The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(5)         The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.

(6)         Represents 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. The business address of E-House (China) Holdings Limited is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(7)         Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 138,393 ADSs held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2020.

(8)         Represents 21,798,340 ordinary shares held by SINA Corporation as last reported in a Schedule 13G filed by SINA Corporation and SINA Hong Kong Limited on February 5, 2016. The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

(9)         Represents 19,941,030 ordinary shares held by UBS Asset Management Americas Inc as last reported in a Schedule 13F-HR filed by UBS on February 14, 2020. The business address of UBS Asset Management Americas Inc is One North Wacker Drive, Chicago IL 60606, US.

(10) Represents 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019. The business address of High-Gold Worldwide Limited is Global Creative Center, T2, 15/F, No 166 Ming Hong Road, Minhang District, Shanghai, People’s Republic of China.

None of our existing shareholders have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2020, we had 202,285,906 ordinary shares outstanding, excluding 8,626,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States. JPMorgan Chase Bank, N.A., which is the depositary of our ADS program, held approximately 54% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Revenues from Related Parties

We provided management services to 36 funds in 2019. In 2019, we generated revenues from one-time commission fee in a total amount of RMB60.7 million (US$8.7 million), and recurring management fee in a total amount of RMB340.7 million (US$48.9 million) (including carried interest of RMB156.9 million (US$22.5 million)). As of December 31, 2019, we had RMB65.9 million (US$9.5 million) unpaid service fees due from these funds and had RMB47.0 million (US$6.7 million) prepaid services fees from these funds recorded as deferred revenues.

Amount due to Related Parties

As of December 31, 2019, we had RMB19.4 million (US$2.8 million) due to related parties, which mainly represents investment proceeds that we collect on behalf of certain funds managed by us.

Amount due from Related Parties

As of December 31, 2019, we had RMB324.3 million (US$46.6 million) due from related parties, which mainly consists of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

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

Dividend Policy

On March 12, 2018, we declared cash dividends in an aggregate amount of approximately US$20.0 million (being US$0.1 per ordinary share) to our shareholders. Holders of our ADSs were entitled to cash dividend of US$0.6 per ADS. The cash dividend was paid in May 2018.

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

B.                                     Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Law (2020 Revision) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2020 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

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

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding not less than a majority of all voting share capital of our company in issue. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding not less than ten percent of the issued share capital of our company that carries the right to vote at general meetings.  Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our currently effective memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

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

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority thereto or pari passu with such existing class of shares.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any further approval or authorization from our shareholders.

Our currently effective memorandum and articles of association also authorizes our board of directors, without the need for any further approval or authorization from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without the need for any further approval or authorization from, or other action by, our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow our shareholders holding not less than ten percent of the issued share capital of our company that carries the right to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•                  the names and addresses of the members, together with a statement of the shares held by each member, which statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member and (iii) whether each relevant category of shares held bv a member carries voting rights under the articles of association, and if so, whether such voting rights are conditional;

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

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                     Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2020, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject up to 16.5% progressive income tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempt from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, certain former U.S. citizens or long-term residents, tax-exempt organizations (including private foundations), persons liable for alternative minimum tax, partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding their ADSs or ordinary shares through such entities, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020 unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to meet the threshold requirements for PFIC status, unless a U.S. Holder makes a taxable “deemed sale” election that may allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances.

The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2019, and we will likely be classified as a PFIC for our current taxable year ending December 31, 2020. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable United States Treasury regulations on a national securities exchange that is registered with the SEC. For those purposes, our ADSs, but not our ordinary shares, are listed on the NYSE, which is an established securities exchange in the United States. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB11.4 million, RMB4.0 million and RMB6.1 million (US$0.9 million) in 2017, 2018 and 2019, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB712.3 million (US$102.3 million) as of December 31, 2019, and interest income of RMB6.1 million (US$0.9 million) for the year ended December 31, 2019 primarily derived from our cash, cash equivalents and restricted cash.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-204950), in relation to our initial public offering, which became effective on July 15, 2015. We received net proceeds of approximately RMB270.2 million from our initial public offering. For the period from July 15, 2015 to December 31, 2019, we used these net proceeds as follows:

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and B F Borgers CPA PC. Audit fees for B F Borgers CPA PC is RMB2.6 million in 2019. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	6,818	6,036
Other service fee	—	—

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On February 26, 2020, our board of directors authorized a share repurchase program whereby our company was authorized to repurchase its own ordinary shares in the form of ADSs with an aggregate value of up to US$10 million during the next 24-month period (the “Share Repurchase Program”). The share repurchases may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our company’s working capital requirements, general business conditions, as well as other factors. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of April 20, 2020.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
March 2020	85,993	$1.0139	85,993	$9,912,810.63
April 2020	162,299	$1.0410	162,299	$9,743,852.34
Total	248,292	—	248,292	—

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We engaged Deloitte Touche Tohmatsu Certified Public Accountants LLP, or Deloitte, in the audit of our consolidated financial statements for the fiscal years ended December 31 between 2012 and 2018.

Deloitte’s reports on the financial statements for the years ended December 31 between 2012 and 2018 have contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During Deloitte’s engagement and up to the interim period before auditor change, there had been no disagreements between Deloitte and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, and there had been no “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F that would require disclosure.

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 24, 2020 is attached herewith as Exhibit 16.1.

On February 14, 2020, we decided to engage B F Borgers CPA PC or Borgers, as our independent auditor to audit our consolidated financial statements for the year ended December 31, 2019. The change of independent auditor was approved by our board of directors and our audit committee.

During our two most recent fiscal years, and any subsequent interim period prior to the engagement of Borgers on February 14, 2020, neither we nor any person on our behalf consulted with Borgers regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and no written or oral advice was provided by Borgers was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement or reportable event as defined in the Form 20-F.

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
1.1

The Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 21, 2015 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.4

Investor’s Rights Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

2.5

Right of First Refusal and Co-Sale Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.10 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

2.6

Share Purchase Agreement by and among the Registrant, Jupai Holding Inc., Mr. Tianxiang Hu and E-House (China) Real Estate Asset Management Ltd., dated as of August 22, 2014 (incorporated herein by reference to Exhibit 4.11 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

2.7*	Description of Securities

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on March 4, 2016 (File No.333-209924))

4.2

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

Exhibit Number	Description of Document
4.3	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.4

Amended and Restated Operating Agreement by and among Shanghai Juxiang, Shanghai Jupai and its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.5

Amended and Restated Consulting Services Agreement by and between Shanghai Juxiang and Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.6

Amended and Restated Call Option Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.7

Amended and Restated Voting Rights Proxy agreement by and among Shanghai Juxiang and each shareholder of Shanghai Jupai, dated January 8, 2014 (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.8

Amended and Restated Equity Pledge Agreement by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.9

Amendment to Agreements by and among Shanghai Juxiang, Shanghai Jupai and each of its shareholders, dated October 9, 2014 (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.10

English translation of Exclusive Support Agreement by and between Shanghai Baoyi and Shanghai E-Cheng, dated May 14, 2014 (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.11

English translation of Loan Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated April 28, 2014 (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.12

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.13

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.13 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.14

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated May 4, 2014 (incorporated herein by reference to Exhibit 10.14 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

4.15

Share Purchase Agreement, by and among the Registrant, Scepter Pacific Limited, E-House (China) Capital Investment Management Ltd. and Reckon Capital Limited, dated April 3, 2015 (incorporated herein by reference to Exhibit 10.15 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

Exhibit Number	Description of Document
4.16

Share Subscription Agreement, between Julius Baer Investment Ltd. and the Registrant, dated as of December 28, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 22, 2016 (File No.001-37485))

4.17

Subscription Agreement, by and between the Registrant and SINA Hong Kong Limited, dated as of December 30, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 22, 2016 (File No.001-37485))

4.18

English translation of Termination Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Zuyu Ding and Weijie Ma, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 12, 2018 (File No.001-37485))

4.19

English translation of Loan Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 12, 2018 (File No.001-37485))

4.20

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 12, 2018 (File No.001-37485))

4.21

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 12, 2018 (File No.001-37485))

4.22

English translation of Equity Pledge Agreement by and among Shanghai Baoyi, Shanghai E-Cheng, Qimin Wu and Tianxiang Hu, dated March 13, 2017 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 12, 2018 (File No.001-37485))

4.23	Equity Transfer Agreement between Hu Tian Xiang and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.24

Joinder Agreement in relation to Operating Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.25

Joinder Agreement in relation to Call Option Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.26

Joinder Agreement in relation to Equity Pledge Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.26 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.27

Joinder Agreement in relation to Voting Rights Proxy Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.27 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

Exhibit Number	Description of Document
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yuan Tai Law Offices

15.2*	Consent of B F Borgers CPA PC

15.3*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

16.1*	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 24, 2020

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 24, 2020

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited, its subsidiaries, variable interest entities and subsidiaries of variable interest entities (the “Group”) as of December 31, 2018, the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes and the financial statements schedule included in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 26, 2019

We began serving as the Company’s auditor in 2014. In 2019 we became the predecessor auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jupai Holdings Limited (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for the year ended December 31, 2019, and the related notes and the financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2020.

Lakewood, Colorado

April 24, 2020

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,298,565,042	711,205,698	102,158,306
Restricted cash	4,000,000	1,100,000	158,005
Short-term investments	4,723,612	—	—
Accounts receivable (net of allowance for doubtful accounts of 19,654,430 and RMB26,102,138 as of December 31, 2018 and 2019, respectively)	39,633,035	—	—
Other receivables (net of allowance for doubtful accounts of RMB40,782 and RMB2,080,597 as of December 31, 2018 and 2019, respectively)	20,493,145	14,125,535	2,029,006
Amounts due from related parties (net of allowance for doubtful accounts of RMB43,516,516 and RMB96,307,907 as of December 31, 2018 and 2019, respectively)	199,331,694	95,193,003	13,673,619
Other current assets	15,320,791	4,984,541	715,985
Total current assets	1,582,067,319	826,608,777	118,734,921
Long-term investments	58,950,000	228,950,000	32,886,610
Intangible assets, net	58,124,608	38,250,479	5,494,338
Goodwill	297,031	—	—
Amounts due from related parties — non-current	48,626,353	229,117,743	32,910,705
Investment in affiliates	67,262,431	107,541,000	15,447,298
Property and equipment, net	36,267,042	27,834,760	3,998,213
Other non-current assets	27,914,021	17,886,020	2,569,166
Right-of-use assets	—	68,950,101	9,904,062
Deferred tax assets	100,985,228	4,608,063	661,907
Total Assets	1,980,494,033	1,549,746,943	222,607,220

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB37,608,320 and RMB28,055,363 as of December 31, 2018 and 2019, respectively)	116,653,658	58,318,063	8,376,866
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB34,282,285 and RMB19,815,543 as of December 31, 2018 and 2019, respectively)	227,537,993	82,800,208	11,893,506
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB12,123,866 and RMB-16,501,066 as of December 31, 2018 and 2019, respectively)	43,009,523	695,081	99,842
Amounts due to related parties — current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB11,082,834 and RMB10,963,967 as of December 31,2018 and 2019, respectively)	31,105,111	19,439,664	2,792,333
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB100,033,490 and RMB28,056,641 as of December 31,2018 and 2019, respectively)	111,720,785	42,053,959	6,040,673
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,406,737 and RMB17,211,666 as of December 31,2018 and 2019, respectively)	18,949,097	35,674,503	5,124,322
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB12,882,315 and RMB13,940,969 as of December 31, 2018 and 2019, respectively)	39,929,945	78,201,072	11,232,881
Total current liabilities	588,906,112	317,182,550	45,560,423

Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB20,766,792 and RMB4,774,671 as of December 31, 2018 and 2019, respectively)	22,096,306	4,917,845	706,404
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB1,849,843 and RMB311,651 as of December 31, 2018 and 2019, respectively)	2,144,593	311,651	44,766
Operating Lease Liabilities — non-current (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and RMB642,309 as of December 31, 2018 and 2019, respectively)	—	28,518,789	4,096,468
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil as of December 31, 2018 and 2019, respectively)	198,187	—	—
Total Liabilities	613,345,198	350,930,835	50,408,061
Commitments and Contingencies (Note 18)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 201,479,446 and 201,737,272 shares issued and outstanding, as of December 31, 2018 and 2019, respectively)	631,715	632,601	90,867
Additional paid-in capital	1,138,107,676	1,150,352,309	165,237,770
Retained earnings	147,118,546	(17,567,529)	(2,523,418)
Accumulated other comprehensive income	53,153,406	54,141,670	7,776,965
Total Jupai shareholders’ equity	1,339,011,343	1,187,559,051	170,582,184
Noncontrolling interests	28,137,492	11,257,057	1,616,975
Total Equity	1,367,148,835	1,198,816,108	172,199,159
Total Liabilities and Equity	1,980,494,033	1,549,746,943	222,607,220

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Revenues
Third party revenues	479,917,547	335,246,612	387,870,253	55,714,076
Related party revenues	1,232,785,709	990,820,793	402,889,899	57,871,513
Total revenues	1,712,703,256	1,326,067,405	790,760,152	113,585,589
Business taxes and related surcharges	(6,541,634)	(4,323,742)	(4,812,940)	(691,336)
Net revenues	1,706,161,622	1,321,743,663	785,947,212	112,894,253
Operating cost and expenses:
Cost of revenues	(737,507,904)	(684,558,659)	(481,746,067)	(69,198,493)
Selling expenses	(282,171,751)	(303,170,575)	(206,777,405)	(29,701,716)
General and administrative expenses	(204,052,576)	(274,782,664)	(265,527,496)	(38,140,638)
Impairment loss of goodwill	—	(267,917,575)	—	—
Other operating income	41,138,443	48,742,897	31,429,802	4,514,609
Total operating cost and expenses	(1,182,593,788)	(1,481,686,576)	(922,621,166)	(132,526,238)
Income (loss) from operations	523,567,834	(159,942,913)	(136,673,954)	(19,631,985)

Interest income	11,385,895	3,990,096	6,136,600	881,467
Investment income (loss)	10,012,216	(292,384)	12,627,142	1,813,775
Gain from deconsolidation of a subsidiary	—	561,528	—	—
Exchange (loss) gain	(2,040,641)	4,227,896	3,409,000	489,673
Income (loss) before taxes and gain from equity in affiliates	542,925,304	(151,455,777)	(114,501,212)	(16,447,070)
Income tax expense	(122,998,509)	(129,855,367)	(52,944,639)	(7,605,021)
Gain (loss) from equity in affiliates	2,579,447	(113,486,155)	(5,015,063)	(720,369)
Net income (loss)	422,506,242	(394,797,299)	(172,460,914)	(24,772,460)
Net (income) loss attributable to noncontrolling interests	(13,014,063)	7,053,281	7,774,839	1,116,786
Net income (loss) attributable to ordinary shareholders	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)

Net income (loss) per share:
Basic	2.09	(1.93)	(0.82)	(0.12)
Diluted	1.99	(1.93)	(0.82)	(0.12)
Weighted average number of shares used in computation:
Basic	195,467,414	200,480,910	201,695,899	201,695,899
Diluted	205,671,904	200,480,910	201,695,899	201,695,899

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net income (loss)	422,506,242	(394,797,299)	(172,460,914)	(24,772,460)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(36,377,776)	12,501,586	(3,245,903)	(466,245)
Other comprehensive (loss) income	(36,377,776)	12,501,586	(3,245,903)	(466,245)
Comprehensive income (loss)	386,128,466	(382,295,713)	(175,706,817)	(25,238,705)
Less: comprehensive income (loss) attributable to noncontrolling interest	13,037,401	(6,934,658)	(7,748,689)	(1,113,029)
Comprehensive income (loss) attributable to ordinary shareholders	373,091,065	(375,361,055)	(167,958,128)	(24,125,676)

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2017	193,720,706	606,170	1,059,906,023	362,922,123	77,171,557	1,500,605,873	47,664,877	1,548,270,750
Net income	—	—	—	409,492,179	—	409,492,179	13,014,063	422,506,242
Share-based compensation	—	—	30,455,939	—	—	30,455,939	—	30,455,939
Option exercised	3,427,569	11,413	11,667,134	—	—	11,678,547	—	11,678,547
Restricted shares vested	995,464	3,370	(3,370)	—	—	—	—	—
Dividend distribution	—	—	—	(111,196,228)	—	(111,196,228)	(5,992,000)	(117,188,228)
Purchase of subsidiary shares from noncontrolling interests	—	—	14,716,560	—	—	14,716,560	(20,194,033)	(5,477,473)
Foreign currency translation adjustment	—	—	—	—	(36,401,114)	(36,401,114)	23,338	(36,377,776)
Balance at December 31, 2017	198,143,739	620,953	1,116,742,286	661,218,074	40,770,443	1,819,351,756	34,516,245	1,853,868,001
Net loss	—	—	—	(387,744,018)	—	(387,744,018)	(7,053,281)	(394,797,299)
Share-based compensation	—	—	18,108,942	—	—	18,108,942	—	18,108,942
Option exercised	886,362	2,816	3,264,394	—	—	3,267,210	—	3,267,210
Restricted shares vested	2,449,345	7,946	(7,946)	—	—	—	—	—
Dividend distribution	—	—	—	(126,355,510)	—	(126,355,510)	—	(126,355,510)
Capital contribution by noncontrolling interest shareholder	—	—	—	—	—	—	1,858,779	1,858,779
Deconsolidation of a subsidiary	—	—	—	—	—	—	(1,302,874)	(1,302,874)
Foreign currency translation adjustment	—	—	—	—	12,382,963	12,382,963	118,623	12,501,586
Balance at December 31, 2018	201,479,446	631,715	1,138,107,676	147,118,546	53,153,406	1,339,011,343	28,137,492	1,367,148,835
Net loss	—	—	—	(164,686,075)	—	(164,686,075)	(7,774,839)	(172,460,914)
Share-based compensation	—	—	9,583,596	—	—	9,583,596	—	9,583,596
Option exercised	9,200	32	29,604	—	—	29,636	—	29,636
Restricted shares vested	248,626	854	(854)	—	—	—	—	—
Deconsolidation of a subsidiary	—	—	2,632,287	—	4,260,317	6,892,604	(9,131,746)	(2,239,142)
Foreign currency translation adjustment	—	—	—	—	(3,272,053)	(3,272,053)	26,150	(3,245,903)
Balance at December 31, 2019	201,737,272	632,601	1,150,352,309	(17,567,529)	54,141,670	1,187,559,051	11,257,057	1,198,816,108

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	422,506,242	(394,797,299)	(172,460,914)	(24,772,460)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,572,171	36,289,554	26,101,844	3,749,295
Allowance for doubtful accounts	3,997,417	59,214,311	61,278,914	8,802,165
Impairment loss of goodwill	—	267,917,575	—	—
(Income) loss from equity in affiliates	(2,579,447)	113,486,155	5,015,063	720,369
Gain from disposal of subsidiaries and investment in affiliates	—	(1,051,867)	(12,559,048)	(1,803,994)
Loss on investment in equity securities	—	1,500,000	4,723,612	678,504
Share-based compensation	30,455,939	18,108,942	9,583,596	1,376,597
Changes in operating assets and liabilities:
Accounts receivable	(1,400,646)	(6,713,876)	32,449,697	4,661,107
Other receivables	48,869,539	9,749,600	(2,975,011)	(427,334)
Other assets	(16,663,128)	(10,359,399)	16,497,858	2,369,770
Short-term investments — trading securities	5,210,000	—	—	—
Amounts due from related parties	(104,991,509)	26,800,336	51,449,973	7,390,326
Accrued payroll and welfare expenses	110,854,278	(96,064,627)	(58,269,184)	(8,369,845)
Income tax payable	41,092,965	48,663,004	(144,737,787)	(20,790,282)
Other tax payable	(864,098)	(15,124,159)	(42,314,442)	(6,078,089)
Deferred revenue	(17,576,440)	(3,439,970)	14,892,464	2,139,169
Uncertain tax position	(5,938,816)	—	—	—
Return on investment in affiliates	1,364,431	—	—	—
Other current liabilities	45,400,912	12,567,773	(11,592,885)	(1,665,214)
Deferred revenue from related parties	37,406,237	(100,647,014)	(86,520,421)	(12,427,881)
Deferred taxes	(12,188,991)	(33,820,672)	96,180,849	13,815,515
Net cash provided by (used in) operating activities	617,527,056	(67,721,633)	(213,255,822)	(30,632,282)

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(39,065,784)	(9,308,534)	(13,203,815)	(1,896,609)
Purchase of held-to-maturity investments	(173,745,612)	—	—	—
Collection of held-to-maturity investments	185,342,000	3,680,000	—	—
Purchase of long-term investments	(3,000,000)	—	(200,000,000)	(28,728,202)
Proceeds of long-term investments	8,200,000	4,800,000	34,200,000	4,912,523
Purchase of available-for-sale investments	(3,000,000)	—	—	—
Proceeds from available-for-sale investments	3,000,000	—	—	—
Payment for investment in affiliates	(20,714,800)	(215,900,000)	(58,759,800)	(8,440,317)
Proceeds from disposal of investment in affiliates	3,225,000	218,678,718	13,172,739	1,892,146
Origination of short-term loan	(300,000,000)	(3,000,000)	—	—
Collection of short-term loan	300,000,000	—	4,000,000	574,564
Acquisition of subsidiaries, net of cash payment	—	—	(200,000)	(28,728)
Long term prepayment	(1,157,786)	—	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	218,171	33,999,151	4,883,672
(Payment) collection of advanced payment for acquisition	(125,000)	125,000	—	—
Loan to related parties	(33,000,000)	(661,167,166)	(200,000,000)	(28,728,202)
Collection of loan to related parties	—	622,850,900	21,128,271	3,034,886
Loan to noncontrolling interest shareholder	—	(1,858,779)	—	—
Net cash used in investing activities	(74,041,982)	(40,881,690)	(365,663,454)	(52,524,267)

Cash flows from financing activities:
Capital contribution from noncontrolling interest shareholder	—	1,858,779	—	—
Dividend paid to Jupai shareholders	(111,196,228)	(126,355,510)	—	—
Dividend paid to noncontrolling interest shareholder	(16,152,503)	—	—	—
Purchase of noncontrolling interest shareholder	(5,477,473)	—	—	—
Prepayment of purchase of noncontrolling interests	—	(200,000)	—	—
Proceeds from option exercise	11,678,547	3,267,210	29,636	4,257
Net cash (used in) provided by financing activities	(121,147,657)	(121,429,521)	29,636	4,257

Effect of exchange rate changes	(17,726,303)	4,820,616	(11,369,704)	(1,633,158)
Net increase (decrease) in cash, cash equivalents and restricted cash	404,611,114	(225,212,228)	(590,259,344)	(84,785,450)
Cash, cash equivalents and restricted cash—beginning of the year	1,123,166,156	1,527,777,270	1,302,565,042	187,101,761
Cash, cash equivalents and restricted cash—end of the year	1,527,777,270	1,302,565,042	712,305,698	102,316,311

Supplemental disclosure of cash flow information:
Cash paid for income taxes	100,033,351	115,362,823	101,501,575	14,579,789

Non-cash investing and financing activities:
Disposal of a subsidiary included in other receivables	2,000,000	3,000,000	—	—
Disposal of an investment included in other receivables	2,000,000	2,000,000	—	—
Purchase of subsidiary shares from noncontrolling interests by settlement of the loan to noncontrolling interest shareholder	3,297,719	—	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Cash and cash equivalents	1,527,777,270	1,298,565,042	711,205,698	102,158,306
Restricted cash	—	4,000,000	1,100,000	158,005
Cash, cash equivalents and restricted cash	1,527,777,270	1,302,565,042	712,305,698	102,316,311

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2017, 2018 and 2019

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

The Company’s significant subsidiaries as of December 31, 2019 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited (“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%
Shanghai Baoyixuan Investment Management Center (Limited Partnership) (“Baoyixuan”)	December 24, 2015	PRC	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2019 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership

Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May 17, 2013	PRC	85%
Shanghai Jupeng Asset Management Co., Ltd. (“Jupeng”)	June 8, 2015	PRC	85%
Shanghai Jupai Yumao Fund Sales Co., Ltd. (“Yumao”)	Feb 26, 2014	PRC	100%
Shanghai Yubo Investment Management Co., Ltd. (“Yubo”)	July 16, 2015	PRC	100%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2019 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Investment Management Center (Limited Partnership) (“Yidezhen”)	July 16, 2015	PRC	100%

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

As of December 31, 2019, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is (i) the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet, and (ii) any one-time commissions, management fee and other service fees receivables recorded in amounts due from related parties. The following table summarizes the Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests as of December 31, 2018 and 2019, respectively.

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Amounts due from related parties	136,028	—	—
Investments	37,183,493	83,514,067	11,996,045
Maximum exposure to loss in non-consolidated VIEs	37,319,521	83,514,067	11,996,045

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Group’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Cash and cash equivalents	524,988,367	356,891,990	51,264,327
Restricted cash	4,000,000	1,100,000	158,005
Short-term investments	4,723,612	—	—
Accounts receivable	1,385,145	—	—
Other receivables	9,393,606	5,803,135	833,568
Amounts due from related parties, net of allowance for doubtful accounts of RMB33,684,333 and RMB60,490,862 as of December 31, 2018 and 2019, respectively	62,802,168	22,231,830	3,193,403
Other current assets	4,144,131	6,327,517	908,891
Long-term investments	48,950,000	18,950,000	2,721,997
Investment in affiliates	46,276,520	86,468,304	12,420,395
Property and equipment, net	1,610,045	971,091	139,488
Intangible assets, net	24,460,706	22,623,254	3,249,627
Other non-current assets	1,070,978	5,755,331	826,702
Right-of-use assets	—	1,393,451	200,157
Deferred tax assets	66,400,516	4,608,063	661,907
Total assets	800,205,794	533,123,966	76,578,467

Accrued payroll and welfare expenses	37,608,320	28,055,363	4,029,901
Income tax payable	34,282,285	19,815,543	2,846,325
Other tax payable	12,123,866	(16,501,066)	(2,370,230)
Amounts due to related parties-current	11,082,834	10,963,967	1,574,875
Deferred revenue — current from related parties	100,033,490	28,056,641	4,030,084
Deferred revenue — current	5,406,737	17,211,666	2,472,301
Other current liabilities	12,882,315	13,940,969	2,002,495
Deferred revenue — non-current from related parties	20,766,792	4,774,671	685,839
Deferred revenue — non-current	1,849,843	311,651	44,766
Operating Lease Liabilities — non-current	—	642,309	92,262
Total liabilities	236,036,482	107,271,714	15,408,618

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net revenues	627,016,422	415,535,786	489,006,257	70,241,354
Third party	108,640,382	57,530,741	134,686,065	19,346,443
Related party	518,376,040	358,005,045	354,320,192	50,894,911
Operating cost and expenses	405,103,864	641,467,372	457,450,538	65,708,658
Net income (loss) attributable to ordinary shareholders	224,603,316	(406,544,377)	(13,401,093)	(1,924,947)
Cash flows generated from (used in) operating activities:	174,718,889	(144,046,084)	(173,478,148)	(24,918,577)
Cash flows (used in) generated from investing activities:	(58,426,145)	(17,511,862)	2,481,771	356,484
Cash flows used in financing activities:	(16,152,503)	(200,000)	—	—

The VIEs contributed an aggregate of 37%, 31% and 62% of the consolidated net revenues for the years ended December 31, 2017, 2018 and 2019, respectively and an aggregate of 55%, 105% and 8% of the consolidated net income (loss) attributable to ordinary shareholders for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2018 and 2019, the VIEs accounted for an aggregate of 40% and 34%, respectively, of the consolidated total assets.

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2017, 2018, and 2019.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method.  The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of nil, RMB104.1 million, and RMB2.7 million for the years ended December 31, 2017, 2018 and 2019.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include goodwill, investment in equity securities without readily determinable fair value and investment in affiliates in 2019. See Note 9, Note 5 and Note 6, respectively.

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

(i)  Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of nil, RMB19.7 million, and RMB6.4 million for the years ended December 31, 2017, 2018 and 2019.

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

Below are changes in the Group’s ownership interest in its subsidiary on the Group’s equity.

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net income (loss) attributable to ordinary shareholders	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)
Transfers from the noncontrolling interest
Increase in Jupai’s paid-in-capital for purchase shares of UP Capital Asset Management Ltd.	1,411,129	—	—	—
Increase in Jupai’s paid-in-capital for purchase of shares of Jupeng	13,305,431	—	—	—
Net transfers from noncontrolling interest	14,716,560	—	—	—
Change from net income (loss) attributable to ordinary shareholders and transfers from noncontrolling interest	424,208,739	(387,744,018)	(164,686,075)	(23,655,674)

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

(m) Leases

The Group determines if an arrangement is a lease at inception of the arrangement. The Group primarily enters into operating leases, as the lessee, for office space. Operating leases are included in Right-of-use (“ROU”) Assets, Other current liabilities (current portion of liabilities) and Operating lease liabilities (non-current liabilities) on the Consolidated balance sheet. ROU Assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Group determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date. Leases may include options to extend or terminate the lease which are included in the ROU Assets and liabilities when they are reasonably certain of exercise.

Certain leases include lease and nonlease components, which are accounted for as one single lease component. Occupancy lease agreements, in addition to contractual rent payments, generally include additional payments for certain costs incurred by the landlord, such as building expenses and utilities. To the extent these are fixed or determinable, they are included as part of the minimum lease payments used to measure the lease liabilities.

Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term. When additional payments are based on usage or vary based on other factors, they are expensed when incurred as variable lease expense. Minimum lease payments for leases with an initial term of twelve months or less are not recorded on the Consolidated balance sheet. The Group recognizes lease expense for these leases on a straight-line basis over the lease term.

Additional disclosures relating to leases are discussed in Note 10. “Leases”.

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

Disaggregation of revenue

The following table shows revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2017, 2018 and 2019:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
One-time commissions	1,042,685,658	739,894,527	320,817,881	46,082,605
Related party	739,901,443	524,315,293	60,723,911	8,722,444
Third party	302,784,215	215,579,234	260,093,970	37,360,161
Recurring management fee	365,045,532	436,947,202	340,732,359	48,943,141
Related party	365,045,532	436,947,202	340,732,359	48,943,141
Third party	—	—	—	—
Recurring service fees	105,403,427	64,555,866	115,247,648	16,554,289
Related party	10,081,396	1,256,411	1,433,629	205,928
Third party	95,322,031	63,299,455	113,814,019	16,348,361
Other service fees	199,568,639	84,669,810	13,962,264	2,005,554
Related party	117,757,338	28,301,887	—	—
Third party	81,811,301	56,367,923	13,962,264	2,005,554
Total revenues	1,712,703,256	1,326,067,405	790,760,152	113,585,589

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

Recurring Service Fees

Recurring service fee arises from on-going services provided to product providers after the distribution of wealth management product including investment relationship maintenance and coordination and product reports distribution. It is calculated as a percentage of the total value of investments in the wealth management products purchased by the Group’s clients, calculated at the establishment date of the wealth management product. As the Group provides these services throughout the contract term, revenue is recognized over the contract term, assuming all other revenue recognition criteria have been met. For certain products, recurring service fees may also include a performance-based fee based on the extent by which the fund’s investment performance exceeds a certain threshold. Such performance-based fees earned based on the performance of the Group are a form of variable consideration in its contracts with customers to provide investment management services. Revenue is recognized when performance-based measures are met.  Recurring service agreements do not include rights of return, credits or discounts, rebates, price protection or other similar privileges.

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

Contract modifications

Contract modifications occur when the Group and its customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by the Group. When a contract modification occurs, it requires the Group to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, the Group modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018 and 2019 as a result of contract modification was RMB122.7 million and nil respectively.

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

As of December 31, 2018 and 2019, total amount of deferred revenue are RMB154,910,781 and RMB82,957,958 respectively, of which RMB130,669,882 and RMB77,728,462 estimated to be recognized within one year, RMB24,240,899 and RMB5,229,496 over one year to two years.

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

(o) Sales Related Tax and Related Surcharges

The Group is subject to value-added tax (“VAT”), education surtax, and urban maintenance and construction tax, on the services provided in the PRC. The applicable VAT rate for the Group is 3% to 6%.

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

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB12,021,015, RMB16,831,978 and RMB9,019,349 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group evaluates intangible assets that are not subject to amortization for impairment annually and more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Group conducts quantitative impairment tests for indefinite-lived intangible assets and compares the fair value of the asset with its carrying amount. The Group recognizes impairment loss on the amount by which the carrying value exceeds the fair value of the asset. After an impairment loss is recognized, the Group uses adjusted carrying amount of the intangible asset as its new accounting basis.

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

Prior to January 1, 2018, the Group performed a two-step test to determine the amount, if any, of goodwill impairment. In Step 1, the Group compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Group performs Step 2 and compares the implied fair value of goodwill with the carrying amount of that goodwill for that reporting unit. An impairment charge equal to the amount by which the carrying amount of goodwill for the reporting unit exceeds the implied fair value of that goodwill is recorded, limited to the amount of goodwill allocated to that reporting unit. Starting from January 1, 2018, the Group early adopted ASU 2017-04. A reporting unit is identified as a component for which discrete financial information is available and is regularly reviewed by management. As the Group operates in a sole segment, which is value-added wealth management and asset management services, management concluded that it had only one reporting unit, and therefore the goodwill impairment testing is performed at a consolidation level. The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Based on the Group’s impairment assessment review, the Group recorded goodwill impairment of nil, RMB267.9 million and nil for the years ended December 31, 2017, 2018 and 2019 for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact the Group’s operations and business outlook.

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

(x) Net Income (Loss) per Share

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

(y) Foreign Currency Translation

The functional currency of the Company, Jupai Investment International Limited, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong, UP Capital Asset Management Ltd., Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Amounts in USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.9618 on December 31, 2019, representing the certificated exchange rate published by the Federal Reserve Board. This presentation is not intended to be an indication of the actual USD amount for the underlying transactions, assets or liabilities.

(z) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, net of tax effect.

(aa) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”) “Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes.” ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions currently provided for in ASC 740, “Income Taxes” (“ASC 740”), and by amending certain other requirements of ASC 740. The changes resulting from ASU 2019-12 will be made on a retrospective or modified retrospective basis, depending on the specific exception or amendment. For public business entities, the amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company will adopt ASU 2019-12 effective January 1, 2021. Management is currently evaluating the effect of the adoption of ASU 2019-12 on the consolidated financial statements.

Adopted in 2019

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on the balance sheet. This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The new guidance was effective for the Group beginning January 1, 2019 and was adopted on a modified retrospective basis. The Group elected to apply the guidance to each lease that had commenced as of the adoption date. As a result, periods prior to January 1, 2019 are presented in accordance with previous GAAP. The Group also elected a package of practical expedients which resulted in no requirement to reassess (a) whether any expired or existing contracts are or contain leases, (b) the lease classification for any expired or existing leases and (c) the recognition requirements for initial direct costs for any leases. The Group also elected a practical expedient to account for lease and non-lease components as a single lease component. Short-term leases, which have a stated lease term of twelve months or less, have been excluded from the lease liability and ROU Assets as a result of a policy election made by the Group.

Upon adoption, the Group recorded ROU assets of RMB152.3 million and lease liabilities RMB144.3 million, with no cumulative effect adjustment to retained earnings as of January 1, 2019. The guidance did not have a material impact on the Consolidated Statements of Operations or the Consolidated Statements of Cash Flows.

3. Net Income (loss) per Share

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to ordinary shareholders:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Net income (loss) attributable to ordinary shareholders —basic	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)
Net income (loss) attributable to ordinary shareholders —diluted	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)
Weighted average number of ordinary shares outstanding — basic	195,467,414	200,480,910	201,695,899	201,695,899
Plus: share options	8,592,663	—	—	—
Plus: restricted shares	1,611,827	—	—	—
Weighted average number of ordinary shares outstanding — diluted	205,671,904	200,480,910	201,695,899	201,695,899
Basic net income (loss) per share	2.09	(1.93)	(0.82)	(0.12)
Diluted net income (loss) per share	1.99	(1.93)	(0.82)	(0.12)

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2017	2018	2019
Share options	—	9,424,471	9,145,983
Restricted shares	—	1,241,352	1,182,370
Total	—	10,665,823	10,328,353

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance as of January 1	—	3,997,417	63,211,728
Provisions for doubtful accounts	3,997,417	59,214,311	61,278,914
Write-off	—	—	—
Balance as of December 31	3,997,417	63,211,728	124,490,642

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Short-term investments
- Debt securities — held-to-maturity investments	4,723,612	—	—
Total short-term investments	4,723,612	—	—
Long-term investments
- Equity securities without readily determinable fair values	58,950,000	228,950,000	32,886,610
Total investments	63,673,612	228,950,000	32,886,610

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of RMB2,809,517, RMB717,616 and nil for the years ended December 31, 2017, 2018 and 2019, respectively.

The gross unrecognized gain was nil for December 31, 2017, 2018 and 2019, respectively, representing the difference between the estimated fair value and carrying amount of the held-to-maturity investments.

As of December 31, 2018 and 2019, investments in equity securities without readily determinable fair value were RMB58,950,000 and RMB228,950,000, respectively. As of December 31, 2019, the Group’s investment consist of investment in privately-held companies of RMB218,950,000 and limited partnership in private equity funds of RMB10,000,000. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2019.

6. Investment in affiliates

The following table summarizes the Group’s balances of investment in affiliates:

	As of December 31
	2018		2019		2019
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager (1)	30,487,247		75,750,152		10,880,829
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd. (“Changjiang Jupai”) (2)	11,194,270	25.0%	11,449,125	25.0%	1,644,564	25.0%
Shanghai Wuling Investment Center (“Wuling Center”)	6,696,246	1.2%	7,763,915	1.2%	1,115,217	1.2%
Shanghai Jucheng Zhidi Co., Ltd (“Jucheng Zhidi”) (3)	—	—	4,910,260	2.0%	705,315	2.0%
Shanghai Guochen Equity Management Co., Ltd. (“Guochen”)	3,637,499	8.3%	3,398,720	8.3%	488,196	8.3%
Shanghai Juzhi Investment Management Co., Ltd. (“Juzhi”)	3,984,209	50.0%	2,680,206	50.0%	384,988	50.0%
Shanghai Jupai Hehui Asset Management Co., Ltd. (“Hehui”) (4)	4,135,930	49.0%	—	—	—	—
Shanghai Jinyong Investment Management Co., Ltd. (“Jinyong”) (5)	3,321,753	31.0%	—	—	—	—
Others	3,805,277		1,588,622		228,189
Total investments	67,262,431		107,541,000		15,447,298

The investments above are accounted for using equity method of accounting.

(1) Shanghai Juxiang and Scepter invested in private equity funds of funds that the Group serves as general partner or fund manager. Shanghai Juxiang and Scepter held no more than 4% equity interest in these private equity funds of funds as a general partner. The Group accounts for these investments using the equity method of accounting due to the fact that the Company can exercise significant influence on these investees in the capacity of general partner or fund manager.

(2) The Group invested RMB8,000,000 for 40% equity interest in Changjiang Jupai and accounted for the investment with equity method accounting. In January 2017, the Group disposed of a 10% equity interest in Changjiang Jupai to an unrelated party for a consideration of RMB2,000,000. In December 2017, Changjiang Jupai increased the registered capital to RMB 24,000,000, and attracted one more investor, whose investment diluted the Company’s shareholding into 25%.

(3) The Group invested RMB5,000,000 for 2% equity interest in Shanghai Jucheng Zhidi Co., Ltd this year and accounted for the investment with equity method accounting. The main operating business is real estate development and management.

(4) Hehui used to be a consolidated subsidiary of the Group in which the Group owned 65% equity interest. In September 2014, the Group disposed of 16% equity interest in Hehui to an unrelated third party, determined the Group no longer controlled the entity and as a result deconsolidated Hehui. The remaining 49% equity interest in Hehui was re-measured at fair value and has been subsequently accounted for as equity method investment. The Group disposed of the entire investment in 2019 for RMB4.0 million (USD0.57 million).

(5) Jinyong used to be a consolidated subsidiary of the Group in which the Group owned 80% equity interest. In May 2018, the Group sold 49% equity interest in Jinyong to unrelated third parties, determined the Group no longer controlled the entity and as a result deconsolidated Jinyong. The remaining 31% equity interest in Jinyong was re-measured at fair value and has been subsequently accounted for as equity method investment. In December 2018, Jinyong increased paid-in capital by RMB15 million of which the Group invested RMB4.7 million (USD0.68 million) into remain its 31% equity interest. The Group disposed of the entire investment in 2019 for RMB6.2 million (USD0.89 million).

In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Leasehold improvements	46,392,697	58,329,033	8,378,440
Furniture, fixtures and equipment	29,534,670	30,852,788	4,431,726
Motor vehicles	4,281,395	3,701,461	531,682
Total	80,208,762	92,883,282	13,341,848
Accumulated depreciation	(43,941,720)	(64,601,406)	(9,279,411)
Deconsolidation	—	(447,116)	(64,224)
Property and equipment, net	36,267,042	27,834,760	3,998,213

Depreciation expense was RMB10,902,651, RMB13,416,578 and RMB20,659,686 for the years ended December 31, 2017, 2018 and 2019, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Customer contracts	66,590,884	67,687,278	9,722,669
Software	36,937,043	37,670,816	5,411,074
License	942,481	942,481	135,379
Less: accumulated amortization	71,310,260	76,752,418	11,024,795
Intangible assets subject to amortization	33,160,148	29,548,157	4,244,327
License with indefinite life	26,891,801	11,733,541	1,685,418
Foreign currency translation adjustment	(1,927,341)	(3,031,219)	(435,407)
Intangible assets, net	58,124,608	38,250,479	5,494,338

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB21,669,520, RMB22,872,976 and RMB5,442,158 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Group expects to record amortization expense of RMB3,754,913, RMB3,754,913, RMB3,754,913, RMB3,754,913, RMB3,754,913 for the years ending December 31, 2020, 2021, 2022, 2023 and 2024, respectively.

9. Goodwill

The movement in carrying amount of goodwill is as follows:

Years Ended December 31,
RMB
Balance as of January 1, 2018	261,621,691
Addition for acquisitions	—
Impairment	(267,917,575)
Foreign currency translation adjustments	6,592,915
Balance as of January 1, 2019	297,031
Deconsolidation	(297,031)
Impairment	—
Foreign currency translation adjustments	—
Balance as of December 31, 2019	—

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

In 2019, we disposed UP Capital Asset Management Limited (BVI) (“UP”) for RMB34.0 million to a subsidiary of E-house, with a result of deconsolidation of UP and elimination of the goodwill.

10. Leases

The Group’s noncancelable operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the year ended December 31, 2019, the operating lease cost was RMB82.2 million.

The Group’s operating leases have remaining lease terms that range from approximately one year to four years. As of December 31, 2019, the weighted average remaining lease term and weighted average discount rate were 1.55 years and 5.7%, respectively.

11. Dividends

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

The Company recorded compensation expense related to previously issued stock options of RMB9,052,789, RMB1,165,543 and nil for the years ended December 31, 2017, 2018 and 2019.

A summary of option activity under the 2014 Plan during the year ended December 31, 2019.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2019	9,424,471	3.92
Exercised	(9,200)	3.34
Forfeited	(269,288)	3.99
Outstanding, as of December 31, 2019	9,145,983	3.97	4.61	—
Exercisable as of December 31, 2019	9,145,983	3.97	4.61	—

No options were granted for years ended December 31, 2017, 2018 and 2019.

The total intrinsic value of options exercised were RMB47,051,806, RMB19,964,965 and RMB42,592 for the years ended December 31, 2017, 2018 and 2019.

As of December 31, 2019, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

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

On January 4, 2019, the Company granted 900,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD0.73. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2019.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2019	1,241,352	10.88
Granted	900,000	5.02
Forfeited	(710,356)	11.03
Vested	(248,626)	11.03
Unvested, as of December 31, 2019	1,182,370	6.49

The total fair value of non-vested restricted shares as of December 31, 2019 was RMB7,673,581. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019, was RMB8,826,273, RMB38,211,775 and RMB2,742,345, respectively.

The Company recorded compensation expense of RMB21,403,150, RMB16,943,399 and RMB9,583,596 for the years ended December 31, 2017, 2018 and 2019. As of December 31, 2019, there was RMB4,206,350 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.56 years.

13. Income Taxes

Cayman Islands and British Virgin Islands (“BVI”)

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands and BVI do not impose withholding tax on dividend payments.

PRC and Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiaries established in Hong Kong are subject up to 16.5% progressive income tax on their taxable income generated from operations in Hong Kong. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% on taxable income.

The tax expense comprises:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD

Current Tax	141,126,316	163,676,039	15,018,507	2,157,273
Deferred Tax	(18,127,807)	(33,820,672)	37,926,132	5,447,748
Total	122,998,509	129,855,367	52,944,639	7,605,021

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2017	2018	2019
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	1.62%	-9.47%	-25.47%
Goodwill impairment	—	-44.22%	—
Losses not deductible for income tax purposes	—	-5.40%	-12.81%
Tax-free income	-1.75%	1.10%	—
Valuation allowance of deferred tax assets	—	-55.56%	-33.12%
Uncertain tax position impact	-1.09%	—	—
Different tax rate of subsidiary operation in other jurisdiction	-1.13%	2.81%	0.16%
Effective income tax rate	22.65%	-85.74%	-46.24%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Deferred tax assets:
Deferred revenue	38,727,695	—	—
Accrued expenses	112,027,905	4,608,063	661,907
Tax loss carry forward	34,376,091	67,843,392	9,745,093
Gross deferred tax assets	185,131,691	72,451,455	10,407,000
Valuation allowance	(84,146,463)	(67,843,392)	(9,745,093)
Net deferred tax assets	100,985,228	4,608,063	661,907

Deferred tax liabilities:
Amortization of intangible assets	198,187	—	—
Total deferred tax liabilities	198,187	—	—

Movement of the valuation allowance is as follows:

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Balance as of January 1	—	—	84,146,463	12,086,883
Additions	—	84,146,463	37,227,678	5,347,421
Write-offs	—	—	(53,530,749)	(7,689,211)
Balance as of December 31	—	84,146,463	67,843,392	9,745,093

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2019, operating loss carried forward amounted to RMB271.4 million for the PRC and HK income tax purposes. The loss carrying forward will begin to expire in 2020. Valuation allowance of RMB84,146,463 and RMB67,843,392 was recorded as of December 31, 2018 and 2019 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB858.3 million at December 31, 2019 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB42.9 million to RMB85.8 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB192.1 million as of December 31, 2019. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

RMB
Uncertain tax position—January 1, 2017	5,938,816
Gross increases—accrued interest in current period	—
Reversal	(5,938,816)
Uncertain tax position—December 31, 2017, 2018 and 2019	—

14. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB102.6 million, RMB131.8 million and RMB89.0 million for the years ended December 31, 2017, 2018 and 2019 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

15. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB74,441,552 and RMB79,750,650 as of December 31, 2018 and 2019, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB395,387,537 and RMB407,718,537 as of December 31, 2018 and 2019, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB469,829,089 and RMB487,469,187 as of December 31, 2018 and 2019, respectively.

16. Segment Information

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

17. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

During the years ended December 31, 2017, 2018 and 2019, significant related party transactions and balances were as follows:

a.       Revenue from Related Parties

	Years Ended December 31
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
One-time commissions
Funds managed by Jupai Group	739,471,960	521,493,884	58,676,277	8,428,320
Investees of shareholder of the Company	429,483	2,821,409	2,047,634	294,124
Total one-time commissions	739,901,443	524,315,293	60,723,911	8,722,444
Recurring management fee
Funds managed by Jupai Group	365,045,532	436,947,202	340,732,359	48,943,141
Total recurring management fee	365,045,532	436,947,202	340,732,359	48,943,141
Recurring service fee
Funds managed by Jupai Group	10,081,396	1,256,411	1,433,629	205,928
Total recurring service fee	10,081,396	1,256,411	1,433,629	205,928
Other service fee
Funds managed by Jupai Group	117,757,338	28,301,887	—	—
Total other service fee	117,757,338	28,301,887	—	—
Total revenue from related parties	1,232,785,709	990,820,793	402,889,899	57,871,513

b.       Transaction to Related Parties

In 2019, UP Capital Asset Management Limited (BVI) (“UP”) was disposed for RMB34.0 million to a subsidiary of E-house.

c.       Amounts due from Related Parties

As of December 31, 2018 and 2019, amounts due from related parties were comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Funds managed by Jupai Group	210,587,355	101,122,751	14,525,375
Investees of shareholder of the Company	54,426	—	—
Loan to related parties	—	200,000,000	28,728,202
Loan to noncontrolling interest shareholder	37,316,266	23,187,995	3,330,747
Total amounts due from related parties	247,958,047	324,310,746	46,584,324

Other than the loan to noncontrolling interest shareholders, loan to related parties and investees of shareholder of the company, the remaining amounts primarily represent the service fee receivable as of December 31, 2018 and 2019.

d.       Deferred Revenue from Related Parties

As of December 31, 2018 and 2019, deferred revenue from related parties were comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Funds managed by Jupai Group	133,817,091	46,971,804	6,747,077
Total deferred revenue	133,817,091	46,971,804	6,747,077

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

e.       Amounts due to Related Parties

As of December 31, 2018 and 2019, amounts due to related parties were as following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Funds managed by Jupai Group	29,105,111	17,439,664	2,505,051
Investees of shareholder of the Company	2,000,000	2,000,000	287,282
Total amounts due to related parties	31,105,111	19,439,664	2,792,333

The amounts as of December 31, 2018 and 2019 mainly represent capital investments collected on behalf of investees.

18. Commitments and Contingencies

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2019 were as follows:

Years Ended December 31,	RMB
2020	36,892,048
2021	23,676,676
2022	7,428,066
2023 and after	538,722
Total	68,535,512

Rental expenses were RMB83,147,890, RMB94,635,510 and RMB82,161,925 during the years ended December 31, 2017, 2018 and 2019, respectively.

Contingencies

As of December 31, 2018 and 2019, there were no material contingencies, significant provisions of long-term obligations of the Group. The Group does not believe that any of these matters will have a material effect on its business, assets or operations.

Investment commitments

The Group was obligated to provide capital injection of RMB53,546,000 as of December 31, 2019.

19. Subsequent Events

In December 2019, novel coronavirus (COVID-19) was first reported to surface in Wuhan, China. Subsequent to December 31, 2019, COVID-19 has spread rapidly globally, resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities, resulting in a tremendous challenge to the global economy. And the Group’s results of operation may be adversely affected to the extent that it harms the Chinese economy in general.

On February 26, 2020, the Group announced a share repurchase program under which the Company is authorized to repurchase its American depositary shares (“ADSs”) with an aggregate value of up to US$10 million over the next 24-month period.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	10,424,536	40,043,612	5,751,905
Other current assets	446,736	535,595	76,933
Total current assets	10,871,272	40,579,207	5,828,838
Investment in subsidiaries and VIE	1,144,961,352	963,676,905	138,423,526
Property and equipment, net	32,409	—	—
Other non-current assets	418,307	—	—
Loan to subsidiaries	197,998,064	200,610,890	28,815,951
Total Assets	1,354,281,404	1,204,867,002	173,068,315
LIABILITIES
Other current liabilities	2,424,155	4,250,542	610,552
Amounts due to related parties — non-current	12,845,906	13,057,409	1,875,579
Total Liabilities	15,270,061	17,307,951	2,486,131
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 201,479,446 and 201,737,272 shares issued and outstanding, as of December 31, 2018 and 2019, respectively)	631,715	632,601	90,867
Additional paid-in capital	1,138,107,676	1,150,352,309	165,237,770
Retained earnings	147,118,546	(17,567,529)	(2,523,418)
Accumulated other comprehensive income	53,153,406	54,141,670	7,776,965
Total shareholders’ equity	1,339,011,343	1,187,559,051	170,582,184

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,354,281,404	1,204,867,002	173,068,315

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Revenues	—	—	2,051,459	294,674
Cost of revenues	(2,433,718)	(187,196)	—	—
Selling expenses	(1,574,380)	(3,418,127)	(7,225,289)	(1,037,848)
General and administrative expenses	(35,254,910)	(24,195,705)	(14,615,621)	(2,099,403)
Other income (loss)	290,197	2,345,741	(2,938,226)	(422,050)
Interest income	4,862	1,502	—	—
Loss before taxes and loss from equity in subsidiaries and VIEs	(38,967,949)	(25,453,785)	(22,727,677)	(3,264,627)
Income (loss) from equity in subsidiaries and VIEs	448,460,128	(362,290,233)	(141,958,398)	(20,391,047)
Net income (loss)	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)
Other comprehensive (loss) income	(36,401,114)	12,382,963	(3,272,053)	(470,002)
Comprehensive income (loss) attributable to ordinary shareholders	373,091,065	(375,361,055)	(167,958,128)	(24,125,676)

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	409,492,179	(387,744,018)	(164,686,075)	(23,655,674)
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	30,455,939	18,108,942	9,583,596	1,376,597
Depreciation	10,890	20,227	32,409	4,655
(Loss) income from equity in subsidiaries and VIEs	(448,460,128)	362,290,233	141,958,398	20,391,047
Changes in operating assets and liabilities:
Other receivables	20,811,000	—	—	—
Other current assets	527,481	222,416	(88,859)	(12,764)
Other non-current assets	(333,357)	(84,950)	418,307	60,086
Other current liabilities	1,349,551	431,312	1,826,388	262,344
Net cash provided by (used in) operating activities	13,853,555	(6,755,838)	(10,955,836)	(1,573,709)

Cash flows from investing activities:
Collection of loan to subsidiaries	1,896,887	5,572,843	647,137	92,955
Purchases of property and equipment, intangible assets	(63,527)	—	—	—
Investment in Up Capital	(17,172,335)	—	—	—
Proceeds from disposal of Up Capital	—	—	33,999,151	4,883,672
Investment in Non-linear	(4,108,940)	—	—	—
Net cash (used in) provided by investing activities	(19,447,915)	5,572,843	34,646,288	4,976,627

Cash flows from financing activities:
Exercise of options	11,678,547	3,267,210	29,636	4,257
Dividend paid by Jupai Holdings	(111,196,228)	(126,355,510)	—	—
Net cash (used in) provided by financing activities	(99,517,681)	(123,088,300)	29,636	4,257
Effect of exchange rate changes	(10,039,644)	(12,762,126)	5,898,988	847,339
Net (decrease) increase in cash and cash equivalents	(115,151,685)	(137,033,421)	29,619,076	4,254,514
Cash and cash equivalents — beginning of year	262,609,642	147,457,957	10,424,536	1,497,391
Cash and cash equivalents — end of year	147,457,957	10,424,536	40,043,612	5,751,905

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

3.         As of December 31, 2019, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

4.         Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.9618 on December 31, 2019, representing the certificated exchange rate published by the Federal Reserve Board.