Form 20-F
period 2020-12-31
Jupai Holdings Ltd
filed 2021-04-16
CIK 1616291

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-37485

Jupai Holdings Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Global Creative Center, T2, 15/F No 166 Min Hong Road Minhang District Shanghai 201100 People’s Republic of China
(Address of principal executive offices)

Min Liu, Chief Financial Officer

Global Creative Center, T2, 15/F

No 166 Min Hong Road

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

*                   Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 199,051,046 ordinary shares outstanding (excluding 8,626,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan), with a par value US$0.0005 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets as of December 31, 2019 and 2020.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.5250 to US$1.00, the noon buying rate for December 31, 2020 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 9, 2021, the noon buying rate set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System was RMB6.5522 to US$1.00.

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

PART I.

ITEM 1                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data

The following table presents our selected consolidated financial information. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2018, 2019 and 2020, the selected consolidated balance sheet data as of December 31, 2019 and 2020, and the selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations and comprehensive income data for the years ended December 31, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018, and the selected consolidated cash flow data for the years ended December 31, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

Our historical results do not necessarily indicate our results expected for any future periods. You should read the following information in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Data of Consolidated Income and Comprehensive Income:
Revenues:
Third-party revenues	415,295,453	479,917,547	335,246,612	387,870,253	212,783,752	32,610,537
Related-party revenues	716,130,680	1,232,785,709	990,820,793	402,889,899	177,025,427	27,130,334
Total revenues	1,131,426,133	1,712,703,256	1,326,067,405	790,760,152	389,809,179	59,740,871
Business taxes and related surcharges	(3,715,689)	(6,541,634)	(4,323,742)	(4,812,940)	(1,637,436)	(250,948)
Net revenues	1,127,710,444	1,706,161,622	1,321,743,663	785,947,212	388,171,743	59,489,923
Operating cost and expenses:
Cost of revenues	(477,034,912)	(737,507,904)	(684,558,659)	(481,746,067)	(205,634,704)	(31,514,897)
Selling expenses	(237,297,482)	(282,171,751)	(303,170,575)	(206,777,405)	(84,903,304)	(13,012,001)
General and administrative expenses	(155,958,876)	(204,052,576)	(274,782,664)	(265,527,496)	(153,650,898)	(23,548,030)
Impairment loss of goodwill	—	—	(267,917,575)	—	—	—
Government subsidies	37,385,834	41,138,443	48,742,897	31,429,802	21,590,703	3,308,920
Total operating cost and expenses	(832,905,436)	(1,182,593,788)	(1,481,686,576)	(922,621,166)	(422,598,203)	(64,766,008)

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Income (loss) from operations	294,805,008	523,567,834	(159,942,913)	(136,673,954)	(34,426,460)	(5,276,085)
Exchange (loss) gain	(19,568)	(2,040,641)	4,227,896	3,409,000	2,382,302	365,104
Gain from deconsolidation of subsidiaries	—	—	561,528	—	—	—
Interest income	3,712,918	11,385,895	3,990,096	6,136,600	5,162,441	791,179
Investment income (loss)	12,619,887	10,012,216	(292,384)	12,627,142	(7,333,446)	(1,123,900)
Income (loss) before taxes and gain (loss) from equity in affiliates	311,118,245	542,925,304	(151,455,777)	(114,501,212)	(34,215,163)	(5,243,702)
Income tax expense	(82,612,132)	(122,998,509)	(129,855,367)	(52,944,639)	(796,524)	(122,073)
Gain (loss) from equity in affiliates	1,539,316	2,579,447	(113,486,155)	(5,015,063)	(1,612,759)	(247,166)
Net income (loss)	230,045,429	422,506,242	(394,797,299)	(172,460,914)	(36,624,446)	(5,612,941)
Net (loss) income attributable to non-controlling interests	(22,461,561)	(13,014,063)	7,053,281	7,774,839	5,256,798	805,640
Net income (loss) attributable to ordinary shareholders	207,583,868	409,492,179	(387,744,018)	(164,686,075)	(31,367,648)	(4,807,301)

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Net income (loss) per share:
Basic	1.08	2.09	(1.93)	(0.82)	(0.16)	(0.02)
Diluted	1.03	1.99	(1.93)	(0.82)	(0.16)	(0.02)
Weighted average number of shares used in computation:
Basic	192,674,014	195,467,414	200,480,910	201,695,899	200,431,277	200,431,277
Diluted	200,765,917	205,671,904	200,480,910	201,695,899	200,431,277	200,431,277

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,123,166,156	1,527,777,270	1,298,565,042	711,205,698	630,416,786	96,615,599
Restricted cash	—	—	4,000,000	1,100,000	26,819,159	4,110,216
Short-term investments	25,210,000	23,203,612	4,723,612	—	—	—
Total current assets	1,473,455,429	1,908,518,999	1,582,067,319	826,608,777	754,714,381	115,665,039
Goodwill	277,752,765	261,621,691	297,031	—	—	—
Advanced payment for acquisition	77,560,000	—	—	—	—	—
Investment in affiliates	85,830,444	181,922,556	67,262,431	107,541,000	100,341,909	15,378,070
Total assets	2,128,054,419	2,626,087,778	1,980,494,033	1,549,746,943	1,411,402,316	216,306,868
Total current liabilities	482,937,736	697,973,210	588,906,112	317,182,550	241,511,488	37,013,255
Total liabilities	579,783,669	772,219,777	613,345,198	350,930,835	266,840,367	40,895,075
Total liabilities, mezzanine equity and equity	2,128,054,419	2,626,087,778	1,980,494,033	1,549,746,943	1,411,402,316	216,306,868

	For the Years Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	188,263,729	617,527,056	(67,721,633)	(213,255,822)	535,459	82,063
Net cash provided by (used in) investing activities	1,878,091	(74,041,982)	(40,881,690)	(365,663,454)	(32,428,482)	(4,969,882)
Net cash provided by (used in) financing activities	114,406,429	(121,147,657)	(121,429,521)	29,636	(7,085,100)	(1,085,839)
Effect of exchange rate changes	23,120,744	(17,726,303)	4,820,616	(11,369,704)	(16,091,630)	(2,466,151)
Net increase (decrease) in cash, cash equivalents and restricted cash	327,668,993	404,611,114	(225,212,228)	(590,259,344)	(55,069,753)	(8,439,809)
Cash, cash equivalents and restricted cash at beginning of period	795,497,163	1,123,166,156	1,527,777,270	1,302,565,042	712,305,698	109,165,624
Cash, cash equivalents and restricted cash at end of period	1,123,166,156	1,527,777,270	1,302,565,042	712,305,698	657,235,945	100,725,815

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Risks Related to Our Business and Industry

Our operating history and track record may not be indicative of our future performance and prospects.

Our business model has evolved over our operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. After several years of growth prior to 2017, our net revenues decreased to RMB1.3 billion in 2018, RMB0.8 billion in 2019 and RMB0.4 billion (US$59.5 million) in 2020. Therefore, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past. For example, our revenues from one-time commissions was RMB162.2 million (US$24.9 million) in 2020, representing a decrease of 49.1% from 2019. In addition, we cannot assure you that businesses from asset management and other services will continue to grow or our attempts to further expand our service offerings will be successful. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 34.3% from RMB9.8 billion in 2019 to RMB6.5 billion (US$1.0 billion) in 2020.

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

In order to strengthen our market position in the third-party wealth management service industry in China, we need to allocate substantial resources to design and develop high-quality products, enhance our ability to source and distribute third-party wealth management products and continue to grow our asset management business, all of which require us to further expand, train, manage and motivate our workforce and maintain our relationships with our clients, third-party product developers, corporate borrowers, and other industry players such as financial institutions and asset management companies. Our capital expenditure may increase due to establishment of additional offices and client centers so as to increase our market penetration. We anticipate that we will also need to implement a variety of enhanced and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. All of these endeavors involve risks and will require substantial management efforts, attention and skills, and significant additional expenditure. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. In addition, we cannot assure you that we will be able to manage our growth or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operations may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the People’s Bank of China, or the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued Guidance on Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) the Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products. The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting the implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions.

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

On August 28, 2020, the CSRC promulgated the Supervision Measures on Public Offering Securities Investment Funds Sales Agencies and its implementation rules (collectively, the “New Sales Agency Measures”), pursuant to which, among others, marketing and promoting mutual funds are deemed to be fund selling activities, thus requiring a securities and futures operation license, and independent sales agencies may only sell mutual funds and private securities investment funds unless otherwise approved by the CSRC. If our facilitation and ancillary consulting services are deemed as marketing and promotion of funds by the relevant governmental authorities pursuant to the New Sales Agency Measures, we may be required to apply for a securities and futures operation license for entities providing facilitation and ancillary consulting services or otherwise adjust our business operation. The license currently held by Yumao in respect of selling mutual fund products and private security investment funds was issued by the CSRC on November 1, 2019 and will remain valid until November 1, 2022. To comply with the requirements under the New Sales Agency Measures, Yumao have adopted various rectification measures, including but not limited to updating the network information technology system, changing the types of products and adjusting the general sale strategy. As an independent sales agency, Yumao is required to continually reduce the scale of products sold other than mutual funds and private security investment funds in the two-year rectification period starting from October 1, 2020. After this two-year rectification period, Yumao may be allowed to provide services relating to products other than mutual funds and private security investment funds for investors who hold the relevant legacy products. If Yumao fails to meet these requirements, including failure to continuously meet fundamental business operation conditions, failure to carry out mutual fund sales business and the average daily sales volume of funds (excluding money market funds) in the most recent fiscal year being less than RMB500.0 million, Yumao may fail to renew its license after it expires and may not continue conducting the current business. As a result, our business, results of operations and prospects would be adversely affected.

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

Our failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2020, we recorded impairment loss from equity in affiliates of RMB1.3 million (US$0.2 million) in connection with our equity interest in a non-controlling investee. We cannot guarantee that we will not incur increased impairment loss from any acquisition or investment in the future, which may materially and adversely affect our financial condition and results of operations. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, all of the products that we distribute involve real estate or related assets. Historically, this concentration is predominantly among the fixed income products that we distribute. The total transaction value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 68%, 100% and 100% of the total transaction value of all fixed income products we distributed in 2018, 2019 and 2020, respectively. Almost all of the total transaction value of all private equity and venture capital products we distributed in 2020 were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 79% of the total transaction value of all products we distributed in 2020. We expect that the real estate or related products will continue to account for a significant portion of the products we distribute.

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

While our asset management business has experienced substantial growth in general since 2013, our assets under management has experienced decrease since 2019, due to the uncertainty of macro-economic conditions and rapid changes in regulatory regime of the industry. Our assets management business may continue to suffer in the coming year if the macro economic factors affecting our business do not have material changes in a positive way. However, we intend to further develop our fund management business by offering and managing a broader variety of funds, including funds related to real estate, funds of securities investment funds, and funds of fixed income funds.

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

As of December 31, 2020, we derived our revenues from 31 client centers in 30 affluent cities in mainland China and Hong Kong. In 2020, approximately 10.4% of our total net revenues were derived from Shanghai and Hangzhou. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

Under PRC law, a company setting up premises for business operations outside its residence address must register the premises as branch offices with the competent local market regulation bureau and obtain business licenses for them as branch offices. We have 31 client centers in 30 cities across China and overseas as of December 31, 2020. As of March 31, 2021, two of these client centers in their relevant cities have not been registered as branch offices, and the net revenues attributable to these centers in the aggregate accounted for 2.7%, 0.8% and 0.6% of our net revenues in 2018, 2019 and 2020, respectively. We are in the process of applying for the registration of these client centers, and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of March 31, 2021, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 35.3% of our total outstanding shares. As a result, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Also, Mr. Tianxiang Hu and SINA hold 16.1% and 10.9% of our total outstanding shares as of March 31, 2021, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2021, options to purchase 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted, and options to purchase 7,924,047 ordinary shares and 1,342,296 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

In the first quarter of 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. This outbreak led to temporary closure of our offices in many locations in February 2020 with a significant portion of our employees working from home. For offices re-opened, we had taken measures to reduce the impact of this epidemic outbreak, including adjusting employees’ office hours to avoid public transportations in rush hour and monitoring our employees’ health on a daily basis. We experienced lower work efficiency and productivity due to the measures we adopted, which adversely affected our service quality, and our employees were not be able to respond to inquiries from our potential clients as timely as usual due to such lower work efficiency, which further resulted in a lower-than-usual referral rate of our products. In addition, the outbreak caused delay or cancellation of our offline events and restrictions on our employees’ ability to travel, which also adversely affected our business, results of operations and financial condition.

In 2020, as COVID-19 had negatively affected the broader Chinese economy and the global economy, China had experienced lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which impacted our business in a materially negative way as our clients were less inclined to invest in wealth management products. The operations of some of our business partners and service providers had also been constrained and impacted, which also had a negative impact on our business.

In the fourth quarter of 2020, we witnessed a strong recovery in China’s overall economy, benefiting from the highly effective COVID-19 control measures and resumption of production and business. However, there are still uncertainties about the economic recovery on a global scale due to the pandemic situation, and high net worth individuals still remain cautious in their investment activities. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, and our business, results of operations and financial condition may be adversely and materially affected if the investors’ demand for wealth management products reduces due to their less confidence in the outlook of economics, or if our business partners’ ability to consistently supply wealth management products and related services is significantly impacted, which may negatively affect the amount of one-time commissions and other service fees that we are able to charge from them. However, we will continue to incur costs for our operations, and therefore our financial condition and results of operations for the fiscal year of 2021 may be adversely and materially affected by the COVID-19 outbreak.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We sell mutual funds and asset management plans sponsored by mutual fund management companies from time to time. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC, last amended on February 17, 2013, and came into effect on June 1, 2013, to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the New Sales Agency Measures, which replaced the former Administration Measures on Securities Investment Fund Sales, (i) the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum net asset of RMB50.0 million, (ii) the legal entity controlling shareholder of an independent fund sales agency shall have the minimum total net asset of RMB200.0 million and shall have been profitable for the last three financial years with sound operation and internal control, and (iii) the individual controlling shareholder shall have the minimum total financial asset of RMB30.0 million and  adequate working experience. In addition, there are financial condition requirements for controlling shareholder and actual controller. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience, and shall be in good standing. Our offshore entities do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. Therefore, in order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, which is one of our PRC subsidiaries, with Shanghai Jupai. Yumao, a wholly owned subsidiary of Shanghai Jupai, holds such license.

Part of our business includes conducting market surveys, which is defined by the current Foreign Investment Catalogue as the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services. Market survey is categorized as restricted to foreign investment in the Special Administration Measures for Access of Foreign Investment (Negative List) (2020 Version), or the Negative List, pursuant to which market survey is restricted to joint venture enterprises. Because Shanghai Juxiang is unable to obtain such license, we conduct such activities through Shanghai Jupai, which, as a domestic PRC company, is not required to obtain such license for market survey.

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

In 2018, 2019 and 2020, Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches contributed 31%, 62% and 61% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs or our VIEs were to refuse to transfer their equity interests in or assets of our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the contractual arrangements, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “—Risks Related to Doing Business in China— Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

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

If we exercise the option to acquire equity interest of our VIEs, the equity interest transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, our WFOEs or their subsidiaries have the irrevocable and exclusive right to purchase all or any part of the relevant equity interests in our consolidated affiliated entities from our consolidated affiliated entities’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as the Ministry of Commerce, the MIIT, the State Administration for Market Regulation, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our consolidated affiliated entities under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must be qualified and have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently no applicable PRC laws or regulations provide clear guidance or interpretation on these requirements. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with our VIEs or their shareholders before we are able to comply with these and other requirements.

There may be an impact on our company if our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our VIEs is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2020) jointly promulgated by the Ministry of Commerce and the NDRC, or the 2020 Negative List, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Our current corporate structure and part of our business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. Therefore, there is no guarantee that our contractual arrangements, the business of our VIEs and our financial conditions will not be materially and adversely affected.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the NDRC and took effect in July 2020. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have an adverse effect on our business operation. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or the NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our shares or even result in delisting our company.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and part of our business operations.

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

In particular, PRC laws and regulations concerning the financial services industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating financial services industries. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the financial services industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial services businesses in China, including our business. There are risks that we may be found in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of financial services business. In addition, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

Substantially all of our income and expenses are denominated in Renminbi and our reporting currency is Renminbi. Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to hedge our exposure adequately or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our income in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements payable outside of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and consolidated affiliated entity to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In addition, if any of our shareholders who is subject to SAFE regulations fails to satisfy the applicable overseas direct investment filing or approval requirement, the PRC government may restrict our access to foreign currencies for current account transactions. If we are prevented from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Any loans by us to our PRC subsidiary, which is treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions must be registered with the SAMR or its local counterpart. We may also extend loans to our consolidated entities, which are treated as PRC domestic companies under PRC law, and loans must also be registered with the SAFE or its local branches.

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

Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

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

According to the financial support policy of Jing’an District of Shanghai City, Baoshan District of Shanghai City, and Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, if the enterprises registered in these areas meet certain conditions, they are entitled to enjoy preferential tax treatments regarding the value-added tax, enterprise income tax and individual income tax for the financial year ended December 31, 2020. Shanghai Jupai and certain of its subsidiaries and Shanghai E-Cheng and its subsidiaries enjoy such preferential tax treatment. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by us. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2021. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the Public Company Accounting Oversight Board (United States), or the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets, and the limited remedies thereof. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

The trading price of our ADSs has ranged from US$0.88 to US$2.59 per ADS in 2020. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, based on a review of our register of shareholders, we had 199,351,046 ordinary shares outstanding (excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 106,828,326 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

As of March 31, 2021, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially own approximately 134,807,357 ordinary shares, or 65.5% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company with limited liability incorporated in the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

It may be difficult for overseas securities regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in the United States (including securities law class actions and fraud claims) generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator may directly conduct investigations or collect evidence and no entities or individuals may provide documents or materials in connection with securities activities without proper authorization as stipulated under Article 177. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigations or collect evidence within China may further increase difficulties faced by you in protecting your interests.

Holders of ADSs may have fewer rights than holders of our ordinary shares and must act through the deposit to exercise those rights.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement, as amended and restated from time to time. Under the deposit agreement, as amended and restated from time to time, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting is seven calendar days. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to permit you to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. Furthermore, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement, as amended and restated from time to time.

Under the deposit agreement, as amended and restated from time to time, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby may only be instituted in a state or federal court in New York, New York, and pursuant to the deposit agreement, you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Notwithstanding the foregoing, however, the depositary may, in its sole discretion, require that any such action, controversy, claim, dispute, legal suit or proceeding be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement subject to certain exceptions solely related to the aspects of such claims that are related to U.S. securities law, in which case the resolution of such aspects may, at the option of such registered holder of the ADSs, remain in state or federal court in New York, New York. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, as amended and restated from time to time, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on the fifth anniversary from the date of our initial listing (i.e., July 16, 2020), and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have adopted policies regarding internal controls and disclosure controls and procedures and incurred substantially higher costs to obtain the same or similar coverage of directors and officers liability insurance. In addition, as a public company, we have incurred additional costs associated with our public company reporting requirements and additional costs to have qualified persons to serve on our board of directors or as executive officers.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Our principal executive offices are located at Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai 201100, the People’s Republic of China. Our telephone number at this address is +86-21-5226-5851. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. With our network of 31 client centers in 30 economically vibrant cities as of December 31, 2020, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in mainland China and Hong Kong. We maintained a large high-net-worth client base. In 2018, 2019 and 2020, we had 8,638, 2,973 and 1,700 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contact with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately 9 years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2018, 2019 and 2020, approximately 73.5%. 75.0% and 83.1% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention ability.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2019, we sourced third-party products from eight domestic and one overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2018, 2019 and 2020, the aggregate value of wealth management products we distributed reached RMB30.3 billion, RMB9.8 billion and RMB6.5 billion (US$1.0 billion), respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2020, the amount of total assets under our sole or shared management was RMB33.8 billion (US$5.2 billion), compared to RMB41.8 billion as of December 31, 2019. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

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

Our revenues of 2020 declined as compared to that of 2019 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues decreased from RMB1.3 billion in 2018 to RMB0.8 billion in 2019 and to RMB0.4 billion (US$59.5 million) in 2020. We recorded a net loss attributable to our shareholders of RMB387.7 million, RMB164.7 million and RMB31.4 million (US$4.8 million) in 2018, 2019 and 2020, respectively. Our net revenues in 2020 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB162.2 million (US$24.9 million), RMB98.0 million (US$15.0 million), RMB128.0 million (US$19.6 million) and nil, respectively.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. In 2018, 2019 and 2020, we provided wealth management product advisory services to 8,638, 2,973 and 1,700 active clients, respectively. In 2018, 2019 and 2020, the aggregate value of wealth management products we distributed reached RMB30.3 billion, RMB9.8 billion and RMB6.5 billion (US$1.0 billion), respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2018, 2019 and 2020, approximately 73.5%, 75.0% and 83.1% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention abilities.

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

We place heavy emphasis on recruiting, training and motivating our advisors and other client service team members. Our wealth management product advisors are primarily recruited from private banking teams of both domestic and foreign banks, and other domestic third-party wealth management service providers with an average of approximately 9 years of wealth management product advisory industry experience. Our wealth management product advisors are qualified to provide wealth management services, while many of them possess industry-recognized certifications, including CFP, CFA and qualifications to conduct securities, fund and insurance businesses. We require these wealth management product advisors to possess necessary knowledge of financial products and a good understanding of the PRC economy and various market trends. We sponsor regularly scheduled information sessions, seminars, workshops and other training events for various levels of our service teams to keep them informed of the latest market trends, familiarize them with new product types and improve their marketing and advisory skills. From time to time, we organize company-wide conferences where our in-house experts work with third-party consultants to design and offer comprehensive training to our mid-level-and-above management. In addition, by implementing a team structure for our client services, we consciously encourage virtuous competition among the client managers to retain the personnel with the best client development abilities. Compensation of our service team members is largely performance-based. A large part of their compensation is linked to the number of new clients that they bring in and the amount of investment made by our clients following their advice.

Our coverage networks

With our network of 31 client centers in 30 economically vibrant cities in mainland China and Hong Kong as of December 31, 2020, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2020, we operated two client centers in Shanghai and one client center in 29 other cities in mainland China and Hong Kong.

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

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2020.

	As of December 31,
	2018	2019	2020
Product Categories (Asset Under Management(1))%		%	%
Fixed Income Products	35	32	30
Private equity and venture capital fund products	60	63	63
Public Market Products	3	2	3
Other Products	2	3	4

(1)         Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total AUM was RMB56.8 billion, RMB41.8 billion and RMB33.8 billion (US$5.2 billion) as of December 31, 2018, 2019 and 2020, respectively.

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

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2020, we sourced products from six domestic and one overseas product providers for recommendation to our clients. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

•                                          Fixed income products, which refer to projects that are distributed or managed by us with potential prospective fixed rates of return and which mainly include investments in corporate bonds, including real estate-related bonds, or government bonds, either directly or via vehicles such as asset management plans sponsored by mutual fund management companies or securities companies and fund of funds products where the fund recipients or corporate borrowers are not yet defined at the time of investment. The underlying borrowers of the government or corporate bonds mainly include top-ranking real estate developers and urban investment companies that are affiliated with local governments that have good credit ratings. To date, fixed income products, particularly real estate or related fund products, account for a significant portion of our wealth management.

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

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 68%, 100% and 100% of the total transaction value of all fixed income products we distributed in 2018, 2019 and 2020, respectively. The total transaction value of the private equity and venture capital products accounted for around 16% of the total transaction value of all the products we distributed in 2020. Almost all of the total transaction value of all private equity and venture capital products we distributed in 2020 were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 79% of the total transaction value of all products we distributed in 2020. More than 80% of those products are secured by the equity interests of the project company or the guarantees provided by the project company’s affiliates. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In 2018, 2019 and 2020, 17.5%, 5.4% and 13.7% of the aggregate amount of the real estate development-related products we distributed were to fund projects in Beijing, Xi’an, Shanghai and Suzhou, respectively.

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

Thirteen of the products that we distributed in 2020 were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB6.4 billion, RMB0.6 billion and RMB0.7 billion (US$0.1 billion) as of December 31, 2018, 2019 and 2020, respectively. None of these products, if redeemed, will require a refund of the applicable fees we collected.

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2020, the team was comprised of 126 members. We started to develop products in-house in 2013. In terms of value, approximately RMB28.2 billion, RMB9.2 billion and RMB6.4 billion (US$1.0 billion) of the products that we distributed in 2018, 2019 and 2020, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Offline Marketing Activities. In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as product roadshows in cities across China and one-on-one wealth management salons from time to time. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In 2017, we organized a series of investment strategy conferences and forums. In 2018, we held the first Lujiazui Real Estate Finance Forum and a series of investment strategy conferences and forums. In 2019, we co-hosted a finance forum with Shanghai Development Research Foundation under the theme of challenges and responses to maintaining stable economic growth. In 2020, we co-hosted the 2020 China Economy Forum with Shanghai Development Research Foundation under the theme of China’s 14th national five-year plan. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors. In August 2016, we organized our first group of members to attend the investment seminar hosted by the Wharton Business School in the United States. In August 2017, we held first annual celebration event of J+ Club in Sanya, Hainan Province.

Online Marketing Activities. To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as WeChat and Weibo, through which we introduce basic services information, market research and updates to our members. For example, one of our WeChat official accounts, Jupai Research Institution, delivers research results to its subscribers regularly. In 2020, we hosted most of our activities online due to the outbreak of COVID-19, and we invited certain economists to provide a series of online investment analysis through WeChat official accounts to our subscribers.

Information Technology Infrastructure

We currently use a combination of commercially available and custom-developed software and hardware systems, including (i) “Jupai Online,” a mobile application that integrates our online system in assisting our client managers to provide services on the mobile platform for our clients and also collect and analyze our clients’ individualized transaction information; and our office automation system; (ii) “iJupai,” a system platform which is empowered by the DingTalk system of Alibaba Group and independently developed by us that integrates our internal work streams and information flow on one single platform and increases our employees’ work efficiency; and (iii) the Asset Risk Control Management Platform, a platform which assists us in investment project process management, post-investment management and information disclosure. We will further enhance our technology infrastructure to improve the operation and communication efficiency. We use big data analytics to further strengthen our product design and customer service capabilities, and we hold online training sessions for our client managers through our e-learning system. We expect to continue upgrading our system and IT infrastructure to further enhance our client service and product management capabilities. We expect to continue focusing on the establishment and development of a financial technology platform to innovate products, optimize processes and upgrade services.

Competition

While the wealth management services industry in China is growing rapidly, it is still at an early stage of development and is highly fragmented. We operate in an increasingly competitive environment and compete for clients on the basis of product choice, client service, reputation and brand recognition. Our principal competitors include:

•                                          Third-party wealth management service providers. Our direct competition comes from other third-party wealth management service providers, some of which are relatively well developed, such as Noah Holdings Limited and Hywin Holdings Ltd. We believe that we can compete effectively due to the quality of our client-oriented and customized services, our product sourcing and development capabilities and our rigorous risk management systems, in light of the great potential of the wealth management services market.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have 14 registered trademarks in China and seven registered domain names. Our registered domain names include jpinvestment.cn, jp-fund.com and jupaionline.com, among others.

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

The Asset Management Administration Measures apply to privately offered asset management plans established and managed by securities and futures operation institutions (including securities company, fund management company, futures companies and subsidiaries established by the aforesaid institutions that engage in privately offered asset management business) through private placement of funds or acceptance of property entrustment, with a custodian institution acting as the asset custodian, and makes investments according to the asset management agreement. Securities and futures operation institutions engaging in privately offered asset management business shall be approved by the CSRC. The securities and futures operation institutions may sell its asset management plans on its own or through an agency qualified to sell mutual funds. The securities and futures operation institutions, custodian, selling agency shall ensure the authenticity, accuracy, completeness and promptness of information disclosure. The assets management plans shall be raised to qualified investors in a non-public manner, and securities and futures operation institutions and selling agencies shall perform appropriate management obligations. Selling agency shall provide investors’ information to the securities and futures operation institutions within prescribed time limit. For the sale of asset management plan, selling agency shall strictly fulfill the appropriate management obligations, fully know the investors and classify the investors, conduct risk assessment on the asset management plan, follow the risk match principle, recommend appropriate products to investors. Selling agency is not allowed to mislead investors to purchase products not matching their risk tolerance, to sell asset management plans to investors with lower risk identification capabilities and lower risk tolerances below the product risk levels. Records relating to the sale of asset management plans shall be kept at least 20 years from the termination date of the asset management plans. The Asset Management Administration Measures provided for a transition period ending on December 31, 2020 for rectification, which has been further extended to December 31, 2021.

On October 2018, the CSRC promulgated Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures, which prescribed the raise, investment, risk management, valuation, information disclosure and other operation activities of asset management plans by securities and futures operation institutions. Securities and futures operation institutions and their entrusting selling agencies shall fully acknowledge investors’ capital source, individual and family financial assets and debts, and shall adopt necessary measure to verify. The Asset Management Plan Operation Measures provided for a transition period ending on December 31, 2020 for rectification, which has been further extended to December 31, 2021.

On July 3, 2020, the PBOC promulgated the Rules for Identification of Standardized Debt Assets to clarify the criteria of standardized debt assets, pursuant to which the definition of non-standardized debt assets is more stringent compared to the current industry practice.

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

On January 1, 2021, the Civil Code of the PRC came into effect, which was promulgated by the National People’s Congress. The Civil Code of the PRC provides that, among other, when a form of standard terms and conditions is used for signing a contract, the party providing such standard terms and conditions shall take reasonable measures to remind the counterparty of any of these standard terms which will waive or limit the liabilities of the providing party or have major interests with the counterparty. If the providing party fails to perform this obligation, the counterparty may claim that these standard terms are invalid. The Civil Code of the PRC also has provisions relating to personal information protection, including, among other, prohibition on infringing individuals’ personal life by call, message or email, and requirement for individuals’ prior consent for collection, storage and use of their personal information.

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

In January 2018, AMAC issued Notice regarding Filing of Private Investment Fund, or the Filing Notice. The Filing Notice provides that private investment funds are prohibited from raising funds from unqualified investors. It also provides that private investment fund manager should file the contracts and other documents of the fund with AMAC on a timely basis and keep proper records of all filing materials. In addition, the Filing Notice also provides that private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing; (ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. AMAC will not approve the filing of private investment funds that are engaged in the unpermitted debt investment activities. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds.

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

On December 30, 2020, the CSRC promulgated Several Provisions on Strengthening Supervision of Private Investment Fund, which, among other, (i) clarifies requirements on the name, business scope and line of business of private investment fund managers, (ii) updates the supervision on group private equity fund managers and specifies information disclosure requirements, (iii) specifies requirements on private offerings and qualified investors, (iv) prohibits from using property of the funds to engage in non-private investment activities, such as borrowing, loans or guarantees, extending loans under a cover of shareholding, or investing in prohibited or restricted projects, and (v) prohibiting private fund managers and practitioners from illegal self-financing, unfair treatment to fund properties and investors, and other similar activities.

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

On February 1, 2018, CIRC issued the Provisions on the Supervision and Administration of Insurance Broker, or the Insurance Broker Provision, to replace Insurance Brokerage Agency Provisions and became effective upon May 1, 2018. Under Insurance Broker Provisions, the definition and licensing requirements of an insurance broker are substantially similar to those of an insurance brokerage agency as provided under the Insurance Brokerage Agency Provisions. The insurance broker shall meet following requirements for the operation of the insurance brokerage business, including, among others, (i) the shareholders must meet the requirement stipulated under Insurance Broker Provision and all paid-in capitals must be self-owned and not from any bank loans or others; (ii) certain material aspects of the company, including the registered capital requirement, capital under the custody, business scopes, articles of associations, company name, constitution of management, corporate governance and internal control, and information management system, must meet relevant legal requirements; and (iii) information management system for business and finance complying with regulations of CIRC. The Insurance Broker Provisions also specify that insurance broker that provide personal insurance services nationwide must establish branch offices, and an insurance broker must segregate its reinsurance business from other insurance business. A subsidiary of our VIEs, Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.) has obtained the license for insurance brokerage business.

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

On August 28, 2020, the CSRC promulgated the Supervision Measures on Public Offering Securities Investment Funds Sales Agencies and its implementation rules (collectively, the “New Sales Agency Measures”). The New Sales Agency Measures define fund selling as opening fund transaction accounts for fund investors, promoting fund sales, handling fund units sale, and handling subscription, redemption and account information inquiry. Pursuant to the New Sales Agency Measure, the requirements for an independent fund sales agency include, among others: (i) having a total net asset of no less than RMB50.0 million; (ii) each senior executive shall have fund practitioner qualification, meet with the senior management qualifications set by CSRC and be familiar with fund sales management; specific compliance risk control senior executive shall be specified; (iii) neither the controlling shareholder nor the actual controller shall remain unchanged within the three years after the sales agency qualification is obtained. The application for the sales agency qualification shall be submitted to the CSRC. In addition, shareholders who own more than 5% shares of the sales agency shall, among others, meet the following requirements: (i) if the shareholder is a legal entity or organizations, its total net asset shall be no less than RMB50.0 million; (ii) if the shareholder is an individual, they must have more than five years working experience in management of securities fund department or no less than three years working experience as senior management in securities fund industry. There are also financial condition requirements for controlling shareholders and actual controllers: (i) if the controlling shareholder and actual controller is a legal entity or organizations, its total net asset shall be no less than RMB200.0 million, it must have a consistently profitable track for the past three fiscal years, its net asset should be more than 50% of its paid-in capital, and its contingent liability should be less than 50% of its net assets; (ii) if the controlling shareholder and actual controller is an individual, they shall have total financial assets no less than RMB30.0 million and must have more than ten years working experience in management of securities fund department or no less than five years working experience as senior management in securities fund industry. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial assets management or financial investment advisory experience. The sales agency shall obtain Securities and Futures Operation License, the validity period of which is three years, and the renewal of which is subject to approval of CSRC and its local agency. The average daily sales holding volume and the sales agency will be taken into consideration for renewal. The shareholder, the controlling shareholder of the shareholder and the actual controller of an independent sales agency shall not hold equity interests in more than two independent sales agencies, in which the number of independent sales agency under control of such shareholder cannot exceed one. The actual controller of independent sales agencies shall be included into the scope of regulatory supervision. The New Sales Agency Measures provides that independent sales agencies can only sell mutual funds and private securities investment funds, unless otherwise provided by the CSRC. For the independent sales agencies who also sell other products before the promulgation of New Sales Agency Measures, they will have a two-year rectification period starting from October 1, 2020, during which the independent sales agency must keep the volume of those products decreasing. The New Sales Agency Measures also provides requirements on compliance and internal control, upper limit of client maintenance costs, cooperation with third party online platform, and sales of private equity investment funds.

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

On August 28, 2020, the CSRC promulgated the Interim Provisions on Administration of Promotion and Marketing Materials of Public Offering Securities Investment Funds, which includes detailed disclosure requirements on promotion materials used for funds, including disclosures of historical performance of the fund and the fund manager and the shareholders’ information, and the promotion materials should also comply with the Advertisement Law of the PRC, the Anti-unfair Competition Law of the PRC and the Anti-Monopoly Law of the PRC.

Yumao, a subsidiary of Shanghai Jupai, has obtained a license from the CSRC for mutual fund sales on December 15, 2014. Yumao has started to sell mutual fund products and other regulated fund products since 2017. Pursuant to the New Sales Agency Measures, Yumao has obtained the securities and futures operation license from the CSRC for fund sales on November 1, 2019. To comply with the requirements under the New Sales Agency Measures, Yumao have adopted various rectification measures, including but not limited to updating the network information technology system, changing the types of products and adjusting the general sale strategy.

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

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 2005, which was subsequently revised from time to time. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that were not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The last effective version of the Foreign Investment Catalogue came into effect in July 2017. The industries listed in this version are divided into two categories: encouraged industries and the industries with special entry administration measure, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Foreign Investment Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The list of encouraged industries for foreign investment under the Foreign Investment Catalogue has been replaced by the Encouraged Foreign Investment Catalogue, jointly promulgated by the NDRC and the Ministry of Commerce (the “MOC”). The prevailing Encouraged Foreign Investment Catalogue is 2020 version, which came effect as from January 27, 2021.

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

On June 28, 2018, NDRC and MOFCOM jointly issued Special Administration Measures for Access of Foreign Investment or the Negative List, as last amended on June 23, 2020 and became effective on July 23, 2020, which listed special requirements for foreign investment, including shareholding percentage limits and qualification for senior management for certain fields. Foreign investors are not allowed to invest into prohibited industries for foreign investors listed in the Negative List. For investment into other industries listed in the Negative List, access approval is required. However, foreign investment into fields not listed in the Negative List generally enjoys the same conditions as domestic entities.

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

We plan to engage in the direct sales of mutual funds and asset management plans sponsored by mutual fund management companies. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC that was last amended on February 17, 2013 and came into effect on June 1, 2013, in order to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the New Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have the minimum net asset of RMB50.0 million, the legal entity controlling shareholder shall have the minimum net asset of RMB200.0 million and shall have been profitable for the last three financial years with sound operation and internal control. There are other financial condition requirements for controlling shareholders and actual controllers. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial assets management or financial investment advisory experience. Given that our foreign shareholder is not qualified as a foreign shareholder of an independent mutual fund sales agency, in order to conduct our direct sales services in the future, we have entered into contractual arrangements through Shanghai Juxiang, our PRC subsidiary, with Shanghai Jupai, our PRC variable interest entity. In December 2014, Yumao obtained the mutual fund sales license, and accordingly, we have started the sale of mutual fund products and other regulated fund products through Yumao since 2017.

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

In February 2015, SAFE promulgated the Circular of Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which became effective on June 1, 2015. Upon the implementation of Circular 13, the current foreign exchange procedures will be further simplified, foreign exchange registrations of direct investment will be handled by designated foreign exchange settlement banks instead of SAFE and its branches.

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

In addition, General Rule of Civil Law promulgated on March 15, 2017, became effective on October 1, 2017, expressly provides that natural persons enjoy the right of privacy.

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

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, which was amended on December 29, 2018,  imposes the enterprise income tax on the enterprises and organizations (excluding the sole proprietorship enterprises and partnership enterprises) that have earned income within the territory of China. The general corporate income tax rate is 25%, which is reduced to 20% for the small profit enterprises and 15% for the high-tech enterprises. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC.

According to the Announcement of the State Administration of Taxation No. 2, 2019, effective from January 1, 2019 to December 31, 2021, as for enterprise income tax for small-profit enterprises, they enjoy a discount of 25% for the part less than RMB1.0 million and a discount of 50% for the part ranging from RMB1.0 million to RMB3.0 million for their annual taxable income, with a preferential tax rate of 20%.

PRC Value Added Tax

On November 19, 2017, PRC State Counsel promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The VAT Regulation was followed with several complementary and concessionary policies. In March 2019, the Ministry of Finance, or the MOF, SAT and the General Administration of Customs jointly issued the Circular on Relevant Policies for Deepening the Value-Added Tax Reform, or the Circular 39, which became effective on April 1, 2019. The tax rate for VAT shall be, among others, (i) 13% for taxpayers engaged in sale of goods, labor services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (ii) 9% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (iii) 6% for taxpayers engaged in sale of services and intangible assets; and (iv) 3% leviable rate for small-scale taxpayers using simple tax collection method, unless otherwise stipulated in VAT Regulation.

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

C.                                    Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2021:

Jupai Holdings Limited (Cayman)
100%
Jupai Investment Limited (BVI)
Non-liner Investment Management Limited (BVI) (1)
85%
Jucheng Insurance Broker Limited (HK)
100%
100%
Jupai Investment International Limited(BVI)
100%
Jupai HongKong Investment Limited(HK)
100%
100%
Scepter Pacific Limited (BVI)
100%
Scepter Holdings Limited (HK)
100%
Offshore
Onshore
Shanghai Juxiang Investment Management Consulting Co., Ltd.
Shanghai Jupai Investment Group Co., Ltd. (2)
Baoyi Investment Consulting (Shanghai) Co., Ltd.
Shanghai E-Cheng Asset Management Co., Ltd. (3)
99.9%
100%
Shanghai Jupai Yumao Fund Sales Co., Ltd.
85%
Juzhou Asset Management (Shanghai) Co., Ltd. (4)
100%
Shanghai Jupai Yongyu Insurance Brokers Co., Ltd.
100%
Shanghai Yubo Investment Management Co., Ltd.
85%
Shanghai Jupeng Asset Management Co., Ltd. (5)
100%
Shanghai Yidexin Equity Investment Management Co., Ltd.
60%
Shanghai Yidezeng Equity Investment Management Center (LP)
62%
Shanghai Yidezhen Investment Management Center (LP)
Shanghai Baoyixuan Investment Management Center (LP)
60%
Shanghai Yiju Asset Management Co., Ltd.
40%
40%
40%
38%
0.1%
60%
Hangzhou Yideshanzhen Investment Management Partnership (LP)
Direct Ownership
Contractual Arrangements

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

D.                                    Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 6,922 square meters in Shanghai, China. As of December 31, 2020, we have in aggregate 31 client centers in 30 cities in mainland China and Hong Kong. We lease most of our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we may renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term

Shanghai premises	Starting from	June 1, 2019	to	August 1, 2020
	Expiring from	July 31, 2021	to	October 31, 2022
Beijing premises		December 1, 2018	to	November 30, 2021
Hangzhou premises		October 1, 2019	to	September 30, 2022
Tianjin premises		January 1, 2020	to	December 31, 2022
Dongguan premise		April 1, 2020	to	March 31, 2022
Hong Kong premise		January 16, 2020	to	January 15, 2022
Suzhou premises		March 1, 2018	to	February 28, 2023
Xiamen premise		August 1, 2018	to	July 31, 2021
Shenzhen premise		November 1, 2019	to	October 31, 2021
Chengdu premise		November 1, 2018	to	October 31, 2021
Chongqing premise		February 15, 2020	to	February 14, 2022
Guangzhou premise		June 6, 2018	to	June 15, 2021
Qingdao premise		April 1, 20210	to	March 31, 2022
Zhuhai premise		February 13, 2020	to	February 12, 2022
Quanzhou premise		May 1, 2018	to	April 30, 2021
Wuhan premise		June 1, 2020	to	May 31, 2022
Changzhou premise		February 1, 2020	to	January 31, 2022
Fuzhou premise		August 1, 2018	to	July 31, 2022
Yiwu premise		February 1, 2020	to	January 31, 2022
Xi’an premise		December 8, 2019	to	December 31, 2021
Jiangyin premise		February 26, 2019	to	February 25, 2024
Zhengzhou premise		March 1, 2019	to	February 28, 2022
Hefei premise		January 11, 2020	to	January 10, 2023
Dalian premise		October 1, 2018	to	September 30, 2021
Changshu premise		July 20, 2020	to	July 19, 2021
Zhangjiagang premise		July 1, 2019	to	June 30, 2021
Yangzhou premise		April 16, 2017	to	December 31, 2021
Huhhot premise		February 22, 2018	to	April 10, 2021
Putian premise		September 25, 2018	to	January 31, 2022
Ningbo premise		January 1, 2018	to	December 31, 2020

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

A.                                    Operating Results

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. In 2018, 2019 and 2020, the aggregate value of wealth management products we distributed to our clients reached RMB30.3 billion, RMB9.8 billion and RMB6.5 billion (US$1.0 billion), respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB33.8 billion (US$5.2 billion) as of December 31, 2020.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring management fees for our wealth management product related and asset management services beginning in 2013. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms and companies service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2018, 2019 and 2020, our one-time commissions and other service fees in combination accounted for 62.1%, 42.3% and 41.8% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 37.9%, 57.7% and 58.2% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB24.3 million (US$3.7 million) and accounted for 6.3% of our total net revenues in 2020.

Our net revenues decreased from RMB1.3 billion in 2018 to RMB0.8 billion in 2019 and to RMB0.4 billion (US$59.5 million) in 2020. We recorded a net loss attributable to our shareholders of RMB387.7 million, RMB164.7 million and RMB31.4 million (US$4.8 million) in 2018, 2019 and 2020, respectively.

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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
One-time commission	737,482,046	55.7	318,853,996	40.5	162,151,804	24,850,852	41.8
Related party	522,605,724	39.5	60,352,190	7.7	58,151,175	8,912,058	15.0
Third party	214,876,322	16.2	258,501,806	32.8	104,000,629	15,938,794	26.8
Recurring service fee	64,345,376	4.9	114,542,160	14.6	128,028,205	19,621,181	33.0
Related party	1,252,314	0.1	1,424,854	0.2	20,138,903	3,086,422	5.2
Third party	63,093,062	4.8	113,117,306	14.4	107,889,302	16,534,759	27.8
Recurring management fees(1)	435,522,503	33.0	338,646,568	43.1	97,991,734	15,017,890	25.2
Related party	435,522,503	33.0	338,646,568	43.1	97,991,734	15,017,890	25.2
Third party	—	—	—	—	—	—	—
Other service fee	84,393,738	6.4	13,904,488	1.8	—	—	—
Related party	28,209,606	2.1	—	—	—	—	—
Third party	56,184,132	4.3	13,904,488	1.8	—	—	—
Net revenues	1,321,743,663	100.0	785,947,212	100.0	388,171,743	59,489,923	100.0

Note:

(1)         We recognized RMB61.9 million, RMB159.0 million and RMB24.3 million (US$3.7 million) carried interest as part of our recurring service and management fees in 2018, 2019 and 2020, respectively.

One-Time Commissions. We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced consecutive declines from 2018 to 2020, primarily due to decreases in the aggregate value of wealth management products we distributed. One-time commission as a percentage of our total net revenues remain above 40%.

Recurring Service Fees. During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. In 2018, 2019 and 2020 we recorded RMB0.3 million, RMB2.1 million and RMB10.6 million (US$1.6 million) of such performance fees, respectively. From 2018 to 2020, recurring service fee increased as we provide on-going services to more product suppliers.

Recurring Management Fees. We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. The amount of recurring management fee revenues declined from 2018 to 2020 due to decreased value of AUM. The amount of assets under our sole or shared management declined from RMB56.8 billion in 2018 to RMB41.8 billion in 2019 and to RMB33.8 billion (US$5.2 billion) in 2020. As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB61.6 million, RMB156.9 million and RMB13.7 million (US$2.1 million) in 2018, 2019 and 2020, respectively.

Other Service Fees. Other service fees refers to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investments. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant impact in the amount of revenue will not occur. In 2018, 2019 and 2020, the amount of other service fees was RMB84.4 million, RMB13.9 million and nil, respectively.

While we expect that our one-time commissions and recurring management fees will continue to account for a significant portion of our net revenues, we saw a decline in revenues from one-time commissions due to a decrease in the aggregate value of wealth management products we distributed.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2018, 2019 and 2020, we incurred channel fees in the amount of RMB202.0 million, RMB19.1 million and RMB2.0 million (US$0.3 million), respectively.

We monitor and strive to improve the following key business metrics to generate higher net revenues:

Number of Active Clients. Our core business is the provision of wealth management product advisory services to high-net-worth clients in China. Our active clients are those who, during any given period, purchased wealth management products that we distribute at least once during that period. Our ability to attract new clients and to encourage repeat purchases by existing clients depends on our ability to provide high-quality wealth management product advisory services and products. To achieve this, we constantly strive to increase the level of expertise of our wealth management product advisors, enrich our product selection, increase our market presence and carry out effective sales and marketing campaigns. We also strive to attract new clients by maintaining a physical presence in key markets

Average Transaction Value Per Client. Average transaction value per client for any given period refers to the simple average of the value of wealth management products distributed by us to each active client during that period. The average transaction value per client is related to the total amount of wealth management products we distribute, which is a function of the number of active clients and the average transaction value per client. A change in the total amount of wealth management products we distribute may affect the one-time commissions and recurring fees we earn, which in turn drives our revenue growth. The average transaction value per client is also affected by our clients’ amount of investable assets and the level of satisfaction of our clients with our wealth management product advisory services.

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

	Year Ended December 31,
	2018		2019		2020
Product type	RMB in millions	% (1)	RMB in millions	% (1)	RMB in millions	US$ in millions	% (1)
Fixed income products	8,560	28.3	7,219	73.5	4,116	630	63.7
Private equity and venture capital fund products	19,038	62.9	1,526	15.5	1,017	156	15.8
Public market products	1,129	3.7	291	3.0	1,173	180	18.2
Other products	1,546	5.1	791	8.0	147	23	2.3
All products	30,273	100.0	9,827	100.0	6,453	989	100.0

(1)         The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB28.2 billion, RMB9.2 billion and RMB6.4 billion (US$1.0 billion) of the products that we distributed in 2018, 2019 and 2020, respectively, were either products developed and managed by us or third-party products that we helped design.

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

Our “assets under management” or “AUM” refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, our management fees for almost all our AUM are calculated based on the historical cost balance of the AUM and where the AUM is denominated in currencies other than Renminbi, its historical cost balance is translated into Renminbi upon contribution. The tables below set forth the roll-forward of different types of our AUM, including the inflows (asset growth) and outflows (asset expiration or liquidation upon maturity) of the AUM during the periods indicated:

2020 compared to 2019

	As of December 31,
	2019		Inflows	Outflows	2020
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	Balance (US$ in millions)	% (1)
Fixed income products	13,454.4	32.2	4,116.4	(7,421.9)	10,148.9	1,555.4	30.0
Private equity and venture capital fund products	26,294.0	62.9	1,017.0	(5,761.8)	21,549.2	3,302.6	63.7
Public market products	928.7	2.2	342.0	(302.5)	968.2	148.4	2.9
Other products	1,147.4	2.7	20.3	(4.8)	1,162.9	178.2	3.4
All products	41,824.5	100.0	5,495.7	(13,491.0)	33,829.2	5,184.6	100.0

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB33.8 billion (US$5.2 billion) as of December 31, 2020, a decrease of RMB8.0 billion (US$1.2 billion), or 19%, from RMB41.8 billion as of December 31, 2019. The net decrease was due to:

Inflows of RMB5.5 billion (US$0.8 billion) contributions related to:

•                                          RMB4.1 billion (US$0.6 billion) in fixed income products primarily due to RMB4.1 billion (US$0.6 billion) raised for products with underlying assets in real estate;

•                                          RMB1.0 billion (US$0.2 billion) in private equity and venture capital fund products contributed by RMB1.0 billion (US$0.2 billion) raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, telecommunication, media and technology industry;

Outflows of RMB13.5 billion (US$2.1 billion) attributable to:

•                                          RMB7.4 billion (US$1.1 billion) in fixed income products primarily due to RMB7.4 billion (US$1.1 billion) liquidation of products with underlying assets in real estate upon maturity; and

•                                          RMB5.8 billion (US$0.9 billion) in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB4.3 billion (US$0.7 billion).

2019 compared to 2018

	As of December 31,
	2018		Inflows	Outflows	2019
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	19,845.8	35.0	7,219.6	(13,611.1)	13,454.4	32.2
Private equity and venture capital fund products	34,033.0	60.0	1,525.5	(9,264.5)	26,294.0	62.9
Public market products	1,657.5	2.9	1.0	(729.8)	928.7	2.2
Other products	1,215.5	2.1	180.9	(249.0)	1,147.4	2.7
All products	56,751.9	100.0	8,927.0	(23,854.4)	41,824.5	100.0

(1)         The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB41.8 billion as of December 31, 2019, a decrease of RMB14.9 billion, or 26.3%, from RMB56.8 billion as of December 31, 2018. The net decrease was due to:

Inflows of RMB8.9 billion contributions related to:

•                                          RMB7.2 billion in fixed income products primarily due to RMB7.2 billion raised for products with underlying assets in real estate;

•                                          RMB1.5 billion in private equity and venture capital fund products contributed by RMB1.0 billion raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, telecommunication, media and technology industry;

Outflows of RMB23.9 billion attributable to:

•                                          RMB13.6 billion in fixed income products primarily due to RMB12.4 billion liquidation of products with underlying assets in real estate upon maturity;

•                                          RMB9.3 billion in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB7.1 billion;

•                                          RMB0.7 billion in public market products primarily due to liquidation of products mainly related to private investments in public companies.

2018 compared to 2017

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

•                                          RMB16.2 billion in private equity and venture capital fund products contributed by RMB15.0 billion raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, telecommunication, media and technology industry;

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

Fee Rates. Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The tenure of fixed income products we distributed in 2020 typically ranges from six months to fifteen months. The one-time commission rates we charge on fixed income products typically range from 0.5% to 3.5%. The recurring service fee rates that we charge on fixed income products are within the range of 0.3% to 2.0% per year. The tenure of equity related products we distributed in 2020 typically ranges from one year to four years. The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1% to 4.5%. The recurring service fee rates that we charge on equity related products are within the range of 0.2% to 2.5% annually. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee. Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

The table below sets forth the weighted average recurring management fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2018	2019	2020
Product type	%	%	%
Fixed income products	0.60	0.56	0.44
Private equity and venture capital fund products	0.71	0.62	0.61
Public market products	1.21	0.56	0.66
Other products	0.95	0.72	0.59
All products	0.65	0.60	0.56

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff decreased from 1,926 as of December 31, 2018 to 911 as of December 31, 2019 and further decreased to 580 as of December 31, 2020. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 76, 51 and 31 client centers as of December 31, 2018, 2019 and 2020, respectively. Our rental expenses in 2020 have also decreased in line with the decrease in the total office area of our client centers.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Operating costs and expenses:
Cost of revenues	684,558,659	51.8	481,746,067	61.3	205,634,704	31,514,897	53.0
Selling expenses	303,170,575	22.9	206,777,405	26.3	84,903,304	13,012,001	21.9
General and administrative and expenses	274,782,664	20.8	265,527,496	33.8	153,650,898	23,548,030	39.6
Impairment loss of goodwill	267,917,575	20.3	—	—	—	—	—
Government subsidies	(48,742,897)	(3.7)	(31,429,802)	(4.0)	(21,590,703)	(3,308,920)	(5.6)
Total operating costs and expenses	1,481,686,576	112.1	922,621,166	117.4	422,598,203	64,766,008	108.9

Cost of Revenues. Our cost of revenues consists of compensation to wealth management product advisors, product development team members and client managers and social welfare and share-based compensation.

Selling Expenses. Our selling expenses primarily include operating expenses attributable to general marketing and promotional activities, compensation of our marketing team, office rentals and office supplies.

General and Administrative Expenses. Our general and administrative expenses primarily include compensation of managerial and administrative staff, rental and other expenses of our headquarters and professional service fees.

Government Subsidies. Government subsidies is cash subsidies received from local governments as incentives for registering and operating business in certain local districts, typically granted based on the amount of value-added tax and income tax payments we make in these local districts in a given period. These subsidies do not entail other obligations on our part and allow us full discretion in utilizing the funds, which we use for general corporate purposes. The local governments may decide to reduce, eliminate or cancel these subsidies at any time. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.”

Taxation

The Cayman Islands and the British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, we are not subject to tax on our income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to the 8.25% profits tax rate for assessable profits not exceeding $2 million and 16.5% profits tax rate for assessable profits exceeding $2 million from April 1, 2018, on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any Hong Kong withholding tax.

PRC

Our PRC subsidiary and the VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018 and its amendment promulgated on February 24, 2017 and most recently amended on April 23, 2019, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Additionally, in accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax.

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

Contract Modifications

Contract modifications occur when we and our customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by us. When a contract modification occurs, it requires us to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, we modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018, 2019 and 2020 as a result of contract modification was RMB122.7 million, nil and nil, respectively.

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

As of December 31, 2019 and 2020, total amount of deferred revenue are RMB83.0 million and RMB31.7 million (US$4.8 million), respectively, of which RMB77.7 million and RMB19.0 million (US$2.9 million) estimated to be recognized within one year, RMB5.2 million and RMB12.7 million (US$1.9 million) over one year to two years.

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of RMB104.1 million, RMB2.7 million and RMB1.3 million (US$0.2 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

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

Based on our impairment assessment review, we recorded goodwill impairment of RMB267.9 million, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively, for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact our operations and business outlook.

Accounts receivable and amounts due from related parties

Accounts receivable and amounts due from related parties mainly represent loan to related parties, amounts due from product providers, underlying corporate borrowers or funds managed by us and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of RMB60.4 million, RMB59.2 million and RMB11.1 million (US$1.7 million) for the years ended December 31, 2018, 2019 and 2020, respectively.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in market survey are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Shanghai Juxiang, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shanghai Jupai, our variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC, last amended on February 17, 2013, and came into effect on June 1, 2013, to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the New Sales Agency Measures, the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum registered capital, capital contribution or net asset of RMB100.0 million, and shall have been profitable for the last three financial years with sound operation and internal control. In addition, there are financial condition requirements for controlling shareholder and actual controller. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience, and shall be in good standing. Our foreign entity shareholders do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. As a result, we entered into contractual arrangements between Shanghai Juxiang, our PRC subsidiary, and Shanghai Jupai, our PRC variable interest entity for the proposed sale of relevant mutual funds and asset management plans in China.

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

We also make equity investments in entities that are considered VIEs and perform evaluation on an ongoing basis to determine whether we are the primary beneficiary of any of these investments. We have early adopted ASU 2015-02 “Amendments to the Consolidation Analysis” in the year ended December 31, 2015, which was subsequently modified by ASU 2016-17 “Interests Held through Related Parties under Common Control”. The new guidance among other things, (i) modifies the evaluation of whether limited partnerships and similar legal entities are VIEs, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. In adopting the new guidance, we re-evaluated the existing consolidated VIEs and non-consolidated VIEs and assessed that the adoption neither changes the conclusion of the consolidated VIEs and nor bring about new VIEs to be consolidated.

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

As of December 31, 2020, operating loss carried forward amounted to RMB255.7 million (US$39.2 million) for the PRC and HK income tax purposes. The loss carrying forward will begin to expire this year. Valuation allowance of RMB63.6 million (US$9.7 million) was recorded as of December 31, 2020 for the entities that are not more likely than not to realize the net operating loss carry forwards and deferred tax assets.

Recently Issued and Adopted Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies — (ac) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

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

	For the Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues	335,246,612	387,870,253	212,783,752	32,610,537
Related party revenues	990,820,793	402,889,899	177,025,427	27,130,334
Total revenues	1,326,067,405	790,760,152	389,809,179	59,740,871
Business taxes and related surcharges	(4,323,742)	(4,812,940)	(1,637,436)	(250,948)
Net revenues	1,321,743,663	785,947,212	388,171,743	59,489,923
Operating cost and expenses:
Cost of revenues	(684,558,659)	(481,746,067)	(205,634,704)	(31,514,897)
Selling expenses	(303,170,575)	(206,777,405)	(84,903,304)	(13,012,001)
General and administrative expenses	(274,782,664)	(265,527,496)	(153,650,898)	(23,548,030)
Impairment loss of goodwill	(267,917,575)	—	—	—
Government subsidies	48,742,897	31,429,802	21,590,703	3,308,920
Total operating cost and expenses	(1,481,686,576)	(922,621,166)	(422,598,203)	(64,766,008)
Loss from operations	(159,942,913)	(136,673,954)	(34,426,460)	(5,276,085)
Other income:
Interest income	3,990,096	6,136,600	5,162,441	791,179
Investment (loss) income	(292,384)	12,627,142	(7,333,446)	(1,123,900)
Gain from deconsolidation of subsidiaries	561,528	—	—	—
Exchange gain	4,227,896	3,409,000	2,382,302	365,104
Total other income	8,487,136	22,172,742	211,297	32,383
Loss before taxes and loss from equity in affiliates	(151,455,777)	(114,501,212)	(34,215,163)	(5,243,702)
Income tax expense	(129,855,367)	(52,944,639)	(796,524)	(122,073)
Loss from equity in affiliates	(113,486,155)	(5,015,063)	(1,612,759)	(247,166)
Net loss	(394,797,299)	(172,460,914)	(36,624,446)	(5,612,941)
Net loss attributable to non-controlling interests	7,053,281	7,774,839	5,256,798	805,640
Net loss attributable to ordinary shareholders	(387,744,018)	(164,686,075)	(31,367,648)	(4,807,301)

2020 Compared to 2019

Net Revenues. Our net revenues decreased by 50.6% from RMB0.8 billion in 2019 to RMB0.4 billion (US$59.5 million) in 2020.

Our net revenues from one-time commissions decreased by 49.1% from RMB318.9 million in 2019 to RMB162.2 million (US$24.9 million) in 2020, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees increased by 11.8% from RMB114.5 million in 2019 to RMB128.0 million (US$19.6 million) in 2020 because we provided ongoing services to more products in 2020. As part of the recurring services fees, our recognized variable performance fees increased from RMB2.1 million in 2019 to RMB10.6 million (US$1.6 million) in 2020.

Our net revenues from recurring management fees decreased by 71.1% from RMB338.6 million in 2019 to RMB98.0 million (US$15.0 million) in 2020, which was primarily attributable to the decrease in the value of AUM in 2020 as compared with 2019. In 2019 and 2020, RMB156.9 million and RMB13.7 million (US$2.1 million) carried interest was recognized as part of our recurring management fees, respectively.

Starting from 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2019 and 2020, we generated other services fees of RMB13.9 million and nil, respectively.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 54.2% from RMB922.6 million in 2019 to RMB422.6 million (US$64.8 million) in 2020, primarily due to the decreases in cost of revenues and selling expenses.

•                                          Cost of Revenues. Cost of revenues decreased by 57.3% from RMB481.7 million in 2019 to RMB205.6 million (US$31.5 million) in 2020, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.

•                                          Selling Expenses. Our selling expenses decreased by 58.9% from RMB206.8 million in 2019 to RMB84.9 million (US$13.0 million) in 2020, primarily due to decreases in marketing and promotion expenses, primarily attributable to our decrease of revenues.

•                                          General and Administrative Expenses. Our general and administrative expenses decreased by 42.1% from RMB265.5 million in 2019 to RMB153.7 million (US$23.6 million) in 2020, due to the continuous improvement in our operating efficiency.

•                                          Government Subsidies. Government subsidies decreased by 31.3% from RMB31.4 million in 2019 to RMB21.6 million (US$3.3 million) in 2020.

Other Income and Expenses. Our total other income decreased from RMB22.2 million in 2019 to RMB0.2 million (US$32.4 thousand) in 2020, primarily due to a decrease of RMB20.0 million in investment income.

Loss from Equity in Affiliates. Our loss from equity in affiliates decreased from RMB5.0 million in 2019 to RMB1.6 million (US$0.2 million) in 2020, which was mainly due to a decrease of impairment of investment in affiliates from RMB2.7 million in 2019 to RMB1.3 million (US$0.2 million) in 2020.

Income Tax Expense. Our income tax expense decreased by 98.5% from RMB52.9 million in 2019 to RMB0.8 million (US$0.1 million) in 2020, mainly due to the utilization of taxable losses.

Net Loss. As a result of the above, we recorded a net loss of RMB36.6 million (US$5.6 million) in 2020, as compared to a net loss of RMB172.5 million in 2019.

2019 Compared to 2018

Net Revenues. Our net revenues decreased by 40.5% from RMB1.3 billion in 2018 to RMB0.8 billion in 2019.

Our net revenues from one-time commissions decreased by 56.8% from RMB737.5 million in 2018 to RMB318.9 million in 2019, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees increased by 78.0% from RMB64.3 million in 2018 to RMB114.5 million in 2019 because we provided ongoing services to more products in 2019. As part of the recurring services fees, our recognized variable performance fees increased from RMB0.3 million in 2018 to RMB2.1 million in 2019.

Our net revenues from recurring management fees decreased by 22.2% from RMB435.5 million in 2018 to RMB338.6 million in 2019, which was primarily attributable to the decrease in the value of AUM in 2019 as compared with 2018. RMB61.6 million and RMB156.9 million carried interest was recognized as part of our recurring management fees in 2018 and 2019, respectively.

Starting from 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2018 and 2019, we generated other services fees of RMB84.4 million and RMB13.9 million, respectively.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 37.7% from RMB1,481.7 million in 2018 to RMB922.6 million in 2019, primarily due to the decreases in cost of revenues and selling expenses.

•                                          Cost of Revenues. Cost of revenues decreased by 29.6% from RMB684.6 million in 2018 to RMB481.7 million in 2019, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed and the cost control measures we adopted in 2019.

•                                          Selling Expenses. Our selling expenses decreased by 31.8% from RMB303.2 million in 2018 to RMB206.8 million in 2019, primarily due to a decrease in marketing and promotion expenses.

•                                          General and Administrative Expenses. Our general and administrative expenses decreased by 3.4% from RMB274.8 million in 2018 to RMB265.5 million in 2019, due to the cost control measures we adopted in 2019.

•                                          Government Subsidies. Government subsidies decreased by 35.5% from RMB48.7 million in 2018 to RMB31.4 million in 2019.

Other Income and Expenses. Our total other income increased from RMB8.5 million in 2018 to RMB22.2 million in 2019, primarily due to an increase of RMB12.9 million in investment income.

Loss from Equity in Affiliates. Our loss from equity in affiliates decreased from RMB113.5 million in 2018 to RMB5.0 million in 2019, which was mainly due to a decrease of impairment of investment in affiliates from RMB104.1 million in 2018 to RMB2.7 million in 2019.

Income Tax Expense. Our income tax expense decreased by 59.2% from RMB129.9 million in 2018 to RMB52.9 million in 2019, mainly due to a decrease in taxable income.

Net Loss. As a result of the above, we recorded a net loss of RMB172.5 million in 2019, as compared to a net loss of RMB394.8 million in 2018.

B.            Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2018, 2019 and 2020 were for operating, financing and investing activities. As of December 31, 2020, we had RMB0.7 billion (US$0.1 billion) in cash, cash equivalents and restricted cash. Approximately 87.5% of our cash, cash equivalent and restricted cash as of December 31, 2020 was held in China, more than 37.6% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2020, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

Although we consolidate the results of our consolidated entities, we only have access to the assets or earnings of our consolidated entities through our contractual arrangements with our VIEs. See “Item 4. Information of the Company—A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intent to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Summary of Statement of Cash Flow Data
Net cash (used in) provided by operating activities	(67,721,633)	(213,255,822)	535,459	82,063
Net cash used in investing activities	(40,881,690)	(365,663,454)	(32,428,482)	(4,969,882)
Net cash (used in) provided by financing activities	(121,429,521)	29,636	(7,085,100)	(1,085,839)
Effect of exchange rate changes	4,820,616	(11,369,704)	(16,091,630)	(2,466,151)
Net decrease in cash, cash equivalent and restricted cash	(225,212,228)	(590,259,344)	(55,069,753)	(8,439,809)
Cash, cash equivalents and restricted cash — beginning of the year	1,527,777,270	1,302,565,042	712,305,698	109,165,624
Cash, cash equivalents and restricted cash — end of the year	1,302,565,042	712,305,698	657,235,945	100,725,815

Operating Activities

Net cash provided by operating activities in 2020 was RMB0.5 million (US$0.1 million), primarily attributable to a net loss of RMB36.6 million (US$5.6 million) and a net decrease of RMB6.1 million (US$0.9 million) due to change in working capital, offset by non-cash items of RMB43.2 million (US$6.6 million). The change in working capital was primarily attributable to a decline of RMB51.3 million (US$7.9 million) in deferred revenue and a decrease of RMB7.3 million (US$1.1 million) in other current liabilities in aggregate, partially offset by an increase of RMB49.8 million (US$7.6 million) in amount due from related parties.

Net cash used in operating activities in 2019 was RMB213.3 million, primarily attributable to a net loss of RMB172.5 million and a net decrease of RMB134.9 million due to change in working capital, partially offset by non-cash items of RMB94.1 million. The change in working capital was primarily attributable to a decrease in income tax payable of RMB144.7 million and a decline of RMB71.6 million in deferred revenue in aggregate, partially offset by an increase of RMB96.2 million in deferred tax assets.

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

Investing Activities

Net cash used in investing activities in 2020 was RMB32.4 million (US$5.0 million). Our investments consist primarily of purchases of property, plant, equipment and loan origination, which, in the aggregate, accounted for cash out-flow of RMB62.1 million (US$9.5 million), partially offset by proceeds from investments and loan collection of RMB29.7 million (US$4.5 million).

Net cash used in investing activities in 2019 was RMB365.7 million. Our investments consist primarily of purchases of property, plant, equipment, loan to related parties and investments, which, in the aggregate, accounted for cash out-flow of RMB472.2 million, partially offset by proceeds from investments and loan collection of RMB106.5 million.

Net cash used in investing activities in 2018 was RMB40.9 million. Our investments consist primarily of purchases of property, plant, equipment, loan to related parties and investments in affiliates, which, in the aggregate, accounted for cash out-flow of RMB891.2 million, partially offset by proceeds from investments and loan collection of RMB850.3 million.

Financing Activities

Net cash used in financing activities in 2020 was RMB7.1 million (US$1.1 million), primarily attributable to the shares repurchase.

Net cash provided by financing activities in 2019 was RMB29.6 thousand, primarily attributable to the option exercise.

Net cash used in financing activities in 2018 was RMB121.4 million, primarily attributable to the dividend paid by us.

Capital Expenditures

Our capital expenditures were RMB9.3 million, RMB13.2 million and RMB2.1 million (US$0.3 million) in 2018, 2019 and 2020, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

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

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB)
Operating leases	37,337,403	24,717,992	12,619,411	—	—
Other long term liabilities(1)	38,546,000	38,546,000	—	—	—
Total	75,883,403	63,263,992	12,619,411	—	—

(1)         Represents our obligations to provide capital injections to certain equity method investees.

For additional information, please see the notes to our consolidated financial statements included elsewhere in this annual report.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	58	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	53	Director
Guoping Yang	65	Independent Director
Bang Zhang	53	Independent Director
Hongchao Zhu	61	Independent Director
Min Liu	47	Chief Financial Officer

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

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. From October 1988. Mr. Yang has also served as the vice chairman of the board of Shanghai Jiao Da Onlly Co., Ltd. since April 2020 and Shenzhen Capital Group Co., Ltd. since May 2020. Prior to that, he served as the chairman of the board of Shanghai Jiao Da Onlly Co., Ltd. and an independent director at Shenzhen Capital Group Co., Ltd. Mr. Yang also serves as a director at Shanghai Dazhong Gas Co., Ltd., Shanghai Jiao Yun Co., Ltd., Nanjing Public Utilities Development Co., Ltd. and Shanghai Songz Automobile Air Conditioning Co., Ltd. and an independent director at Bright Real Estate Group Co., Ltd. Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as an independent director of E-House (China) Holdings Limited (HKG: 2048) since July 2018. He has served as the chief corporate officer at Octave Institute from 2018 and had served as the chief financial officer at DG Group from 2016 to 2017, the chief financial officer at Golden Jaguar from 2013 to 2015 and an independent director of ChinaCache International Holdings Limited (Nasdaq: CCIH) from August 2017 to November 2020. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

Mr. Hongchao Zhu has served as our independent director since July 2015. Mr. Zhu has served as an independent director of E-House (China) Holdings Limited since August 2007. Mr. Zhu is a partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986.  Mr. Zhu is now an arbitrator of China International Economic and Trade Arbitration Commission, Shanghai International Arbitration Center and Shanghai Arbitration Commission; Mr. Zhu is one of the vice presidents of  Procedural Law Research Association of Shanghai Law Society; Mr. Zhu is also a mediator of Shanghai Commercial Mediation Center. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

Ms. Min Liu has served as our chief financial officer since September 2014. Ms. Liu served as our director from May 2014 to July 2015. Prior to joining our company, Ms. Liu was a head of Shanghai region at the department of Consumer Bank China in DBS Bank from February 2010 to March 2014. From September 2008 to February 2010, Ms. Liu served as a relationship manager at Credit Suisse, Singapore Branch. Ms. Liu received a bachelor’s degree in accounting from Shanghai LiXin Accounting College in 1997 and a master’s degree in business administration from Shanghai TongJi University and École Nationale des Ponts et Chaussées in France in 2005.

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

B.                                    Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB8.5 million (US$1.3 million) in cash to our executive officers, and approximately RMB1.0 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2021, options to acquire a total of 15,642,600 ordinary shares and 9,937,100  restricted shares have been granted and options to acquire 7,924,047 ordinary shares and 1,342,296 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2021, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options /Restricted Shares Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jianda Ni	*	US$1.00	April 21, 2015	April 1, 2025
Jianda Ni	*	—	August 26, 2015	August 25, 2025
Xin Zhou	*	US$0.66	July 16, 2015	August 7, 2024
Guoping Yang	*	—	August 26, 2015	August 25, 2025
Bang Zhang	*	—	August 26, 2015	August 25, 2025
Hongchao Zhu	*	—	August 26, 2015	August 25, 2025
Hongchao Zhu	*	US$0.66	July 16, 2015	August 7, 2024
Min Liu	*	US$0.48	July 1, 2014	June 30, 2024
Min Liu	*	—	February 27, 2017	February 26, 2027
Total	4,317,084

*                 Less than 1% of our total outstanding share capital.

As of March 31, 2021, other employees as a group held options/restricted shares to purchase 7,120,341 ordinary shares of our company, with the exercise prices ranging from nil to US$1.1 per ordinary share.

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

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

D.                                    Employees

We had 1,926, 911 and 580 employees as of December 31, 2018, 2019 and 2020, respectively. The following table sets forth the number of our employees by function as of December 31, 2020:

Functional Area	Number of Employees	%(1) of Total
Wealth Management	346	60
Product Sourcing, Monitoring and Development	126	22
Marketing	14	2
Management and Administration	94	16
Total	580	100

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

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 199,351,046 ordinary shares outstanding as of March 31, 2021, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni(1)	26,596,794	13.3
Xin Zhou(2)	43,884,591	22.0
Guoping Yang(3)	*	*
Bang Zhang(4)	*	*
Hongchao Zhu(5)	*	*
Min Liu(6)	9,123,516	4.6
All Directors and Executive Officers as a Group	80,235,105	39.8
Principal Shareholders:
E-House (China) Holdings Limited(2)(7)	43,809,591	22.0
Tianxiang Hu(8)	32,773,912	16.1
SINA Corporation(9)	21,798,340	10.9
UBS(10)	19,846,476	10.0
High-Gold Worldwide Limited(1)(11)	19,853,538	10.0

Notes:

†                      For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 199,351,046  and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2021.

*                      Less than 1% of our total outstanding ordinary shares.

**               Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, People’s Republic of China.

(1)              Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited and Eaglepass Asia Limited on September 26, 2019, (ii) 4,232,856 ordinary shares held by Eaglepass Asia Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019, (iii) 750,000 ordinary shares held by Eaglepass Asia Limited based on its additional purchase after the filing of aforementioned Schedule 13D/A on September 26, 2019, (iv) 760,400 ordinary shares held by Mr. Ni, and (v) 1,000,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2021.

(2)              Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2021, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd., with Mr. Xin Zhou being its sole shareholder and sole director, as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No. 383 Guangyan Road, Shanghai, People’s Republic of China.

(3)              The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, People’s Republic of China.

(4)              The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, People’s Republic of China.

(5)              The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.

(6)              Represents (i) 1,000,800 ordinary shares issuable to Ms. Min Liu upon exercise of options shares within 60 days after March 31, 2021, and (ii) 8,122,716 ordinary shares (represented by 1,353,786 ADSs) held by Ms. Min Liu.

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

(8)              Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 830,358 ordinary shares (represented by 138,393 ADSs) held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2021.

(9)              Represents 21,798,340 ordinary shares held by SINA Corporation as last reported in a Schedule 13G filed by SINA Corporation and SINA Hong Kong Limited on February 5, 2016. The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

(10)       Represents 19,846,476 ordinary shares held by UBS Asset Management Americas Inc as last reported in a Schedule 13F-HR filed by UBS on March 1, 2021. The business address of UBS Asset Management Americas Inc is One North Wacker Drive, Chicago IL 60606, US.

(11)       Represents 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019. The business address of High-Gold Worldwide Limited is Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, People’s Republic of China.

None of our existing shareholders have different voting rights from other shareholders.

E-House (China) Holdings Limited mortgaged and charged 24,000,000 ordinary shares in favor of SINA Corporation pursuant to a share mortgage dated January 18, 2018. Pursuant to a deed of release dated October 27, 2020, SINA Corporation has irrevocably and unconditionally released and discharged all of the security interest under or pursuant to such share mortgage dated January 18, 2018. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2021, we had 199,351,046 ordinary shares outstanding, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and holds approximately 54% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Investors’ Rights Agreement

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Revenues from Related Parties

We provided management services to 30 funds in 2020. In 2020, we generated revenues from one-time commission fee in a total amount of RMB58.4 million (US$8.9 million), recurring management fee in a total amount of RMB98.4 million (US$15.1 million) (including carried interest of RMB13.7 million (US$2.1 million)), and recurring service fee in a total amount of RMB20.2 million (US$3.1 million) (including carried interest of RMB0.5 million (US$0.1 million)). As of December 31, 2020, we had RMB4.9 million (US$0.7 million) unpaid service fees due from these funds and had RMB21.8 million (US$3.3 million) prepaid services fees from these funds recorded as deferred revenues.

We provided management services to 36 funds in 2019. In 2019, we generated revenues from one-time commission fee in a total amount of RMB60.7 million, and recurring management fee in a total amount of RMB340.7 million (including carried interest of RMB156.9 million). As of December 31, 2019, we had RMB65.9 million unpaid service fees due from these funds and had RMB47.0 million prepaid services fees from these funds recorded as deferred revenues.

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

Amount Due to Related Parties

As of December 31, 2020, we had RMB16.6 million (US$2.5 million) due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2019, we had RMB19.4 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2018, we had RMB31.1 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

Amount Due from Related Parties

As of December 31, 2020, we had RMB249.3 million (US$38.2 million) due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

As of December 31, 2019, we had RMB324.3 million due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

As of December 31, 2018, we had loans to related parties with an aggregate outstanding principal amount of RMB71.3 million, which mainly consisted of loans to a non-controlling interests shareholder of us and our investee funds.

Disposal of UP Capital Asset Management Limited

In December 2019, we transferred all of our equity interests in UP Capital to a subsidiary of E-House for a consideration of RMB34.0 million. See “Item 4. Information of the Company—A. History and Development of the Company” for more information of UP Capital Asset Management Limited. As of December 31, 2019, the consideration of RMB34.0 million had been fully paid to us.

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

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our currently effective memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or consolidate their shares by ordinary resolution.

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

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

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

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

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

Exempted Company. We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2021, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiary is subject to the 8.25% profits tax rate for assessable profits not exceeding $2 million and 16.5% profits tax rate for assessable profits exceeding $2 million from April 1, 2018, on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, we are exempt from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, certain former U.S. citizens or long-term residents, tax-exempt organizations (including private foundations), persons liable for alternative minimum tax, partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding their ADSs or ordinary shares through such entities, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs are listed on the NYSE, which is an established securities market in the United States and our ADSs are readily tradable. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB4.0 million, RMB6.1 million and RMB5.2 million (US$0.8 million) in 2018, 2019 and 2020, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB657.2 million (US$100.7 million) as of December 31, 2020, and interest income of RMB5.2 million (US$0.8 million) for the year ended December 31, 2020 primarily derived from our cash, cash equivalents and restricted cash.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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

ITEM 15.                                         CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountants LLP and B F Borgers CPA PC. Audit fees for B F Borgers CPA PC is RMB5.0 million in 2020. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2019	2020
	(in thousands of RMB)
Audit fees(1)	6,036	5,560
Other service fee	—	—

(1)         “Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP and B F Borgers CPA PC as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of April 9, 2021.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
March 2020	85,993	$1.0589	85,993	$9,908,940.94
April 2020	167,219	$1.0873	253,212	$9,727,131.90
May 2020	56,239	$1.1247	309,451	$9,663,880.84
June 2020	10,900	$1.1288	320,351	$9,651,577.46
July 2020	—	—	320,351	$9,651,577.46
August 2020	150,934	$1.8264	471,285	$9,375,916.05
September 2020	40,987	$1.7585	512,272	$9,303,839.38
October 2020	26,870	$1.6894	539,142	$9,258,446.18
November 2020	—	—	539,142	$9,258,446.18
December 2020	—	—	539,142	$9,258,446.18
January 2021	—	—	539,142	$9,258,446.18
February 2021	—	—	539,142	$9,258,446.18
March 2021	—	—	539,142	$9,258,446.18
April 2021	—	—	539,142	$9,258,446.18
Total	539,142	—	539,142	—

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

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated April 24, 2020 is attached as Exhibit 16.1 to the annual report on Form 20-F filed with the SEC on April 24, 2020.

On February 14, 2020, we decided to engage B F Borgers CPA PC, or Borgers, as our independent registered public accounting firm. The change of independent auditor was approved by our board of directors and our audit committee.

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

2.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.3*	Amended and Restated Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts dated May 27, 2020

2.4

Investor’s Rights Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

2.5*	Description of Securities

4.1	Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to Form S-8 filed on March 4, 2016 (File No.333-209924))

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

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 24, 2020 (incorporated herein by reference to Exhibit 16.1 to the Form 20-F filed on April 24, 2020 (File No.001-37485))

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

Date: April 16, 2021

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2019 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2018 of Jupai Holdings Limited, its subsidiaries and consolidated variable interest entities (collectively the “Company”), and the related notes and financial statement schedule in Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes and the financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loan Receivables to Related Parties

As described in Note 2 to the financial statements, the Company assessed the impairment loss of loan receivables based on the Company’s best estimate of the amount of probable credit losses in the existing receivable balance from related parties. As disclosed in Note 17 to the financial statements, the Company had approximately RMB 223.19 million loan receivable balance from related parties outstanding as of December 31, 2020.

The principal considerations for our determination that auditing management’s assessment of impairment of loan receivable is a critical audit matter are there was significant judgment made by management when considering factors in management’s assessment on collectability of the loan receivables as described above, as well as the likelihood of the occurrence of these factors impacting the collectability. In turn, such management’s assessment led to challenging and subjective auditor judgment in performing our audit procedures.

Our audit procedures related to management’s valuation of loan receivables includes, but not limits to, the following procedures:

•                  understanding of controls relating to management assessment of accounts receivable allowance;

•                  reviewing management’s impairment assessment, including its supporting evidence;

•                  examining original transaction related documents;

•                  confirming balance with the borrower;

•                  searching public information for the operating and financial conditions of the borrower;

•                  evaluating the sufficiency of the Company’s disclosures to loan receivable.

Valuation of Long-Term Investments in Equity Securities

As described in the Note 2 to the financial statements, the Company’s investment in equity securities is comprised of investments in private-held companies and limited partnerships in private equity funds. The Company makes qualitative assessment at each reporting period and if the assessments indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value. As of December 31, 2020, the account balance of long-term investment in equity securities was RMB 218.95 million, and the Company recorded an impairment loss of RMB 10.00 million for the year ended December 31, 2020.

We have identified the evaluation of the equity security investment for other-than-temporary impairment as a critical audit matter because of the judgments, significant estimates, and assumptions that management makes in analyzing the impairment indicators, and in estimating the fair value of its investment for determination of other-than-temporary impairment. This required a high degree of auditor judgment and increased extent of effort, when performing audit procedures to evaluate the reasonableness of management’s estimates and assumptions.

Our audit procedures related to management’s judgments, estimates and assumptions, used in the evaluation of other-than-temporary impairment assessment of the equity security investments included the following, among others:

•                  obtaining the understanding of the internal controls over management’s evaluation of the equity security investments for other-than-temporary impairment, including management’s evaluation the impairment indicators;

•                  evaluating the consistency of the information and facts relating to the basis of analyses;

•                  reviewing external information including certain investment holdings of the private-equity fund to search for contradictory information;

•                  testing the fair value estimate for impairment loss made during the period;

•                  evaluating the sufficiency of the Company’s disclosures to valuation of long-term investments.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2020.

Lakewood, Colorado

April 16, 2021

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	711,205,698	630,416,786	96,615,599
Restricted cash	1,100,000	26,819,159	4,110,216
Accounts receivable (net of allowance for doubtful accounts of RMB26,102,138 and RMB26,102,138 as of December 31, 2019 and 2020, respectively)	—	6,539	1,002
Other receivables (net of allowance for doubtful accounts of RMB2,080,597 and RMB2,080,597 as of December 31, 2019 and 2020, respectively)	14,125,535	61,254,793	9,387,708
Amounts due from related parties (net of allowance for doubtful accounts of RMB96,307,907 and RMB107,453,024 as of December 31, 2019 and 2020, respectively)	95,193,003	20,182,412	3,093,090
Other current assets	4,984,541	16,034,692	2,457,424
Total current assets	826,608,777	754,714,381	115,665,039
Long-term investments	228,950,000	218,950,000	33,555,556
Intangible assets, net	38,250,479	34,177,021	5,237,858
Amounts due from related parties — non-current	229,117,743	229,154,928	35,119,529
Investment in affiliates	107,541,000	100,341,909	15,378,070
Property and equipment, net	27,834,760	17,093,837	2,619,745
Other non-current assets	17,886,020	13,538,437	2,074,856
Right-of-use assets	68,950,101	39,119,312	5,995,297
Deferred tax assets	4,608,063	4,312,491	660,918
Total Assets	1,549,746,943	1,411,402,316	216,306,868

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB28,055,363 and RMB30,708,606 as of December 31, 2019 and 2020, respectively)	58,318,063	57,926,124	8,877,567
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB19,815,543 and RMB52,409,793 as of December 31, 2019 and 2020, respectively)	82,800,208	85,592,667	13,117,650
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2019 and 2020, respectively)	695,081	2,643,970	405,206
Amounts due to related parties — current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB10,963,967 and RMB11,011,967 as of December 31,2019 and 2020, respectively)	19,439,664	16,625,680	2,547,997
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB28,056,641 and RMB10,267,812 as of December 31,2019 and 2020, respectively)	42,053,959	10,364,519	1,588,432
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB17,211,666 and RMB7,594,166 as of December 31, 2019 and 2020, respectively)	35,674,503	8,598,708	1,317,810
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB13,940,969 and RMB7,700,862 as of December 31, 2019 and 2020, respectively)	78,201,072	59,759,820	9,158,593
Total current liabilities	317,182,550	241,511,488	37,013,255

Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB4,774,671 and RMB1,362,240 as of December 31, 2019 and 2020, respectively)	4,917,845	11,425,388	1,751,017
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB311,651 and RMB104,835 as of December 31, 2019 and 2020, respectively)	311,651	1,284,080	196,794
Operating Lease Liabilities — non-current (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB642,309 and RMB138,156 as of December 31, 2019 and 2020, respectively)	28,518,789	12,619,411	1,934,009
Total Liabilities	350,930,835	266,840,367	40,895,075
Commitments and Contingencies (Note 18)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 201,737,272 and 199,051,046 shares issued and outstanding, as of December 31, 2019 and 2020, respectively)	632,601	623,201	95,510
Additional paid-in capital	1,150,352,309	1,148,823,625	176,064,923
Retained earnings	(17,567,529)	(48,935,177)	(7,499,644)
Accumulated other comprehensive income	54,141,670	37,929,187	5,812,902
Total Jupai shareholders’ equity	1,187,559,051	1,138,440,836	174,473,691
Noncontrolling interests	11,257,057	6,121,113	938,102
Total Equity	1,198,816,108	1,144,561,949	175,411,793
Total Liabilities and Equity	1,549,746,943	1,411,402,316	216,306,868

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues
Third party revenues	335,246,612	387,870,253	212,783,752	32,610,537
Related party revenues	990,820,793	402,889,899	177,025,427	27,130,334
Total revenues	1,326,067,405	790,760,152	389,809,179	59,740,871
Business taxes and related surcharges	(4,323,742)	(4,812,940)	(1,637,436)	(250,948)
Net revenues	1,321,743,663	785,947,212	388,171,743	59,489,923
Operating cost and expenses:
Cost of revenues	(684,558,659)	(481,746,067)	(205,634,704)	(31,514,897)
Selling expenses	(303,170,575)	(206,777,405)	(84,903,304)	(13,012,001)
General and administrative expenses	(274,782,664)	(265,527,496)	(153,650,898)	(23,548,030)
Impairment loss of goodwill	(267,917,575)	—	—	—
Government subsidies	48,742,897	31,429,802	21,590,703	3,308,920
Total operating cost and expenses	(1,481,686,576)	(922,621,166)	(422,598,203)	(64,766,008)
Loss from operations	(159,942,913)	(136,673,954)	(34,426,460)	(5,276,085)

Interest income	3,990,096	6,136,600	5,162,441	791,179
Investment (loss) income	(292,384)	12,627,142	(7,333,446)	(1,123,900)
Gain from deconsolidation of a subsidiary	561,528	—	—	—
Exchange gain	4,227,896	3,409,000	2,382,302	365,104
Loss before taxes and gain from equity in affiliates	(151,455,777)	(114,501,212)	(34,215,163)	(5,243,702)
Income tax expense	(129,855,367)	(52,944,639)	(796,524)	(122,073)
Loss from equity in affiliates	(113,486,155)	(5,015,063)	(1,612,759)	(247,166)
Net loss	(394,797,299)	(172,460,914)	(36,624,446)	(5,612,941)
Net loss attributable to noncontrolling interests	7,053,281	7,774,839	5,256,798	805,640
Net loss attributable to ordinary shareholders	(387,744,018)	(164,686,075)	(31,367,648)	(4,807,301)

Net loss per share:
Basic and diluted	(1.93)	(0.82)	(0.16)	(0.02)
Weighted average number of shares used in computation:
Basic and diluted	200,480,910	201,695,899	200,431,277	200,431,277

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net loss	(394,797,299)	(172,460,914)	(36,624,446)	(5,612,941)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	12,501,586	(3,245,903)	(16,091,629)	(2,466,150)
Other comprehensive income (loss)	12,501,586	(3,245,903)	(16,091,629)	(2,466,150)
Comprehensive loss	(382,295,713)	(175,706,817)	(52,716,075)	(8,079,091)
Less: comprehensive loss attributable to noncontrolling interest	(6,934,658)	(7,748,689)	(5,135,944)	(787,118)
Comprehensive loss attributable to ordinary shareholders	(375,361,055)	(167,958,128)	(47,580,131)	(7,291,973)

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2018	198,143,739	620,953	1,116,742,286	661,218,074	40,770,443	1,819,351,756	34,516,245	1,853,868,001
Net loss	—	—	—	(387,744,018)	—	(387,744,018)	(7,053,281)	(394,797,299)
Share-based compensation	—	—	18,108,942	—	—	18,108,942	—	18,108,942
Option exercised	886,362	2,816	3,264,394	—	—	3,267,210	—	3,267,210
Restricted shares vested	2,449,345	7,946	(7,946)	—	—	—	—	—
Dividend distribution	—	—	—	(126,355,510)	—	(126,355,510)	—	(126,355,510)
Capital contribution by noncontrolling interest shareholder	—	—	—	—	—	—	1,858,779	1,858,779
Deconsolidation of a subsidiary	—	—	—	—	—	—	(1,302,874)	(1,302,874)
Foreign currency translation adjustment	—	—	—	—	12,382,963	12,382,963	118,623	12,501,586
Balance at December 31, 2018	201,479,446	631,715	1,138,107,676	147,118,546	53,153,406	1,339,011,343	28,137,492	1,367,148,835
Net loss	—	—	—	(164,686,075)	—	(164,686,075)	(7,774,839)	(172,460,914)
Share-based compensation	—	—	9,583,596	—	—	9,583,596	—	9,583,596
Option exercised	9,200	32	29,604	—	—	29,636	—	29,636
Restricted shares vested	248,626	854	(854)	—	—	—	—	—
Deconsolidation of a subsidiary	—	—	2,632,287	—	4,260,317	6,892,604	(9,131,746)	(2,239,142)
Foreign currency translation adjustment	—	—	—	—	(3,272,053)	(3,272,053)	26,150	(3,245,903)
Balance at December 31, 2019	201,737,272	632,601	1,150,352,309	(17,567,529)	54,141,670	1,187,559,051	11,257,057	1,198,816,108
Net loss	—	—	—	(31,367,648)	—	(31,367,648)	(5,256,798)	(36,624,446)
Share-based compensation	—	—	3,593,400	—	—	3,593,400	—	3,593,400
Restricted shares vested	548,626	1,852	(1,852)	—	—	—	—	—
Repurchase of shares	(3,234,852)	(11,252)	(5,120,232)	—	—	(5,131,484)	—	(5,131,484)
Foreign currency translation adjustment	—	—	—	—	(16,212,483)	(16,212,483)	120,854	(16,091,629)
Balance at December 31, 2020	199,051,046	623,201	1,148,823,625	(48,935,177)	37,929,187	1,138,440,836	6,121,113	1,144,561,949

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(394,797,299)	(172,460,914)	(36,624,446)	(5,612,941)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36,289,554	26,101,844	16,339,376	2,504,119
Loss from disposal of property and equipment	—	—	667,217	102,255
Allowance for doubtful accounts	59,214,311	61,278,914	11,145,117	1,708,064
Impairment loss of goodwill	267,917,575	—	—	—
Loss from equity in affiliates	113,486,155	5,015,063	1,612,759	247,166
Gain from disposal of subsidiaries and investment in affiliates	(1,051,867)	(12,559,048)	(128,240)	(19,654)
Loss on investment in equity securities	1,500,000	4,723,612	10,000,000	1,532,567
Share-based compensation	18,108,942	9,583,596	3,593,400	550,713
Changes in operating assets and liabilities:
Accounts receivable	(6,713,876)	32,449,697	(6,539)	(1,002)
Other receivables	9,749,600	(2,975,011)	4,824,357	739,365
Other assets	(10,359,399)	16,497,858	(6,751,725)	(1,034,747)
Amounts due from related parties	26,800,336	51,449,973	49,828,289	7,636,519
Accrued payroll and welfare expenses	(96,064,627)	(58,269,184)	(391,939)	(60,067)
Income tax payable	48,663,004	(144,737,787)	2,792,459	427,963
Other tax payable	(15,124,159)	(42,314,442)	1,948,889	298,680
Deferred revenue	(3,439,970)	14,892,464	(26,103,365)	(4,000,516)
Other current liabilities	12,567,773	(11,592,885)	(7,323,826)	(1,122,425)
Deferred revenue from related parties	(100,647,014)	(86,520,421)	(25,181,897)	(3,859,295)
Deferred taxes	(33,820,672)	96,180,849	295,573	45,299
Net cash provided by (used in) operating activities	(67,721,633)	(213,255,822)	535,459	82,063

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(9,308,534)	(13,203,815)	(2,143,055)	(328,438)
Collection of held-to-maturity investments	3,680,000	—	—	—
Purchase of long-term investments	—	(200,000,000)	—	—
Proceeds of long-term investments	4,800,000	34,200,000	—	—
Payment for investment in affiliates	(215,900,000)	(58,759,800)	—	—
Proceeds from disposal of investment in affiliates	218,678,718	13,172,739	5,714,573	875,797
Origination of short-term loan	(3,000,000)	—	(50,000,000)	(7,662,835)
Collection of short-term loan	—	4,000,000	—	—
Acquisition of subsidiaries, net of cash payment	—	(200,000)	—	—
Proceeds from disposal of subsidiary, net of cash disposed	218,171	33,999,151	—	—
(Payment) collection of advanced payment for acquisition	125,000	—	—	—
Loan to related parties	(661,167,166)	(200,000,000)	(10,000,000)	(1,532,567)
Collection of loan to related parties	622,850,900	21,128,271	24,000,000	3,678,161
Loan to noncontrolling interest shareholder	(1,858,779)	—	—	—
Net cash used in investing activities	(40,881,690)	(365,663,454)	(32,428,482)	(4,969,882)

Cash flows from financing activities:
Capital contribution from noncontrolling interest shareholder	1,858,779	—	—	—
Dividend paid to Jupai shareholders	(126,355,510)	—	—	—
Prepayment of purchase of noncontrolling interests	(200,000)	—	—	—
Repurchase of shares	—	—	(7,085,100)	(1,085,839)
Proceeds from option exercise	3,267,210	29,636	—	—
Net cash (used in) provided by financing activities	(121,429,521)	29,636	(7,085,100)	(1,085,839)

Effect of exchange rate changes	4,820,616	(11,369,704)	(16,091,630)	(2,466,151)
Net increase (decrease) in cash, cash equivalents and restricted cash	(225,212,228)	(590,259,344)	(55,069,753)	(8,439,809)
Cash, cash equivalents and restricted cash—beginning of the year	1,527,777,270	1,302,565,042	712,305,698	109,165,624
Cash, cash equivalents and restricted cash—end of the year	1,302,565,042	712,305,698	657,235,945	100,725,815

Supplemental disclosure of cash flow information:
Cash paid (refund) for income taxes	115,362,823	101,501,575	(2,291,508)	(351,189)

Non-cash investing and financing activities:
Disposal of a subsidiary included in other receivables	3,000,000	—	—	—
Disposal of an investment included in other receivables	2,000,000	—	—	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash and cash equivalents	1,298,565,042	711,205,698	630,416,786	96,615,599
Restricted cash	4,000,000	1,100,000	26,819,159	4,110,216
Cash, cash equivalents and restricted cash	1,302,565,042	712,305,698	657,235,945	100,725,815

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2018, 2019 and 2020

(In RMB, except for share and per share data, unless otherwise stated)

1. Organization and Principal Activities

Jupai Holdings Limited (the ‘‘Company’’ or the “Group”), formerly Jupai Investment Group, was incorporated on August 13, 2012 in the Cayman Islands. The Company, through its subsidiaries and consolidated variable interest entity, Shanghai Jupai Investment Group Co., Ltd. (‘‘Shanghai Jupai’’ or ‘‘the VIE’’) and the VIE’s subsidiaries provides wealth management and asset management services to the high net worth individuals in the People’s Republic of China (‘‘PRC’’). The VIE’s subsidiaries began offering services in 2010 through Shanghai Jupai, which was founded in the PRC on July 28, 2010.

The Company’s significant subsidiaries as of December 31, 2020 include the following:

	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July 16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited (“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%
Shanghai Baoyixuan Investment Management Center (Limited Partnership) (“Baoyixuan”)	December 24, 2015	PRC	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2020 include the following:

	Date of Incorporation/acquisition	Place of Incorporation	Percentage of Ownership
Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May 17, 2013	PRC	85%
Shanghai Jupai Yumao Fund Sales Co., Ltd. (“Yumao”)	February 26, 2014	PRC	100%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2020 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Investment Management Center (Limited Partnership) (“Yidezhen”)	July 16, 2015	PRC	100%

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

U.S. GAAP provides guidance on the identification of VIE and financial reporting for entities over which control is achieved through means other than voting interests. The Company evaluates each of its investments to determine whether or not the investee is a VIE and, if so, whether the Group is the primary beneficiary of such VIE. In determining whether the Group is the primary beneficiary, the Group considers if the Group (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receives the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, the Group consolidates the VIE.

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

As of December 31, 2020, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet. The Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests was RMB83,514,067 and RMB82,279,188 as of December 31, 2019 and 2020, respectively.

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Cash and cash equivalents	356,891,990	189,666,212	29,067,619
Restricted cash	1,100,000	26,819,159	4,110,216
Accounts receivable, net	—	6,539	1,002
Other receivables, net	5,803,135	50,689,035	7,768,434
Amounts due from related parties, net of allowance for doubtful accounts of RMB60,490,862 and RMB60,790,862 as of December 31, 2019 and 2020, respectively	22,231,830	8,511,264	1,304,408
Other current assets	22,828,583	19,692,172	3,017,957
Long-term investments	18,950,000	8,950,000	1,371,648
Investment in affiliates	86,468,304	85,597,248	13,118,352
Property and equipment, net	971,091	519,018	79,543
Intangible assets, net	22,623,254	20,911,091	3,204,765
Other non-current assets	5,755,331	2,987,240	457,815
Right-of-use assets	1,393,451	912,471	139,842
Deferred tax assets	4,608,063	4,608,063	706,217
Total assets	549,625,032	419,869,512	64,347,818

Accrued payroll and welfare expenses	28,055,363	30,708,606	4,706,300
Income tax payable	19,815,543	52,409,793	8,032,152
Amounts due to related parties-current	10,963,967	11,011,967	1,687,658
Deferred revenue — current from related parties	28,056,641	10,267,812	1,573,611
Deferred revenue — current	17,211,666	7,594,166	1,163,857
Other current liabilities	13,940,969	7,700,862	1,180,209
Deferred revenue — non-current from related parties	4,774,671	1,362,240	208,772
Deferred revenue — non-current	311,651	104,835	16,067
Operating Lease Liabilities — non-current	642,309	138,156	21,173
Total liabilities	123,772,780	121,298,437	18,589,799

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Net revenues	415,535,786	489,006,257	237,380,958	36,380,223
Third party	57,530,741	134,686,065	189,452,640	29,034,887
Related party	358,005,045	354,320,192	47,928,318	7,345,336
Operating cost and expenses	641,467,372	457,450,538	200,598,616	30,743,083
Net (loss) income attributable to ordinary shareholders	(406,544,377)	(13,401,093)	3,598,575	551,506
Cash flows used in operating activities:	(144,046,084)	(173,478,148)	(141,962,448)	(21,756,697)
Cash flows (used in) generated from investing activities:	(17,511,862)	2,481,771	455,829	69,859
Cash flows used in financing activities:	(200,000)	—	—	—

The VIEs contributed an aggregate of 31%, 62% and 61% of the consolidated net revenues for the years ended December 31, 2018, 2019 and 2020, respectively and an aggregate of 105%, 8% and (11)% of the consolidated net income (loss) attributable to ordinary shareholders for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2019 and 2020, the VIEs accounted for an aggregate of 34% and 29%, respectively, of the consolidated total assets.

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

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include assumptions used to determine the allowance for doubtful accounts, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, estimates involved in revenue recognition, assumption used to measure impairment of goodwill and impairment of equity investments and assumption used to determine the useful life of intangible assets acquired.

(d) Concentration of Credit Risk

The Company is subject to potential significant concentrations of credit risk consisting principally of cash and cash equivalents, restricted cash, accounts receivable, other receivables, amounts due from related party and investments. All of the Group’s cash and cash equivalents, restricted cash and a majority of investments are held with financial institutions that Group management believes to be of high credit quality.

Substantively all revenues were generated within China.

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2018, 2019, and 2020.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method.  The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of RMB104.1 million, RMB2.7 million, and RMB1.3 million for the years ended December 31, 2018, 2019, and 2020.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include goodwill, investment in equity securities without readily determinable fair value and investment in affiliates in 2020. See Note 9, Note 5 and Note 6, respectively.

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

(i)  Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB19.7 million, RMB6.4 million, and nil for the years ended December 31, 2018, 2019, and 2020.

(j) Other receivables, net

Other receivables mainly represent loan receivables and deposits for lessor and other suppliers. The Company records other receivables at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The allowance for uncollectable accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing other receivables. The Company determines the allowance based on age of the amounts due, the financial condition of the borrowers, and economic conditions. The Company recorded allowance for doubtful accounts of nil, RMB2.0 million and nil for the years ended December 31, 2018, 2019, and 2020. The Company has not accrued any interest income on loan receivable as the amount is indeterminable, it will be recognized when cash received.

(k) Investments

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

(l) Noncontrolling interests

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

(n) Leases

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

The Group recorded ROU assets of RMB152.3 million and lease liabilities RMB144.3 million, with no cumulative effect adjustment to retained earnings of January 1, 2019. There was no material impact on the Consolidated Statements of Operations on the Consolidated Statements of Cash Flows. Additional disclosures relating to leases are discussed in Note 10. “Leases”.

(o) Treasury stocks

The Company repurchased its own stocks directly from the open market at prevailing market prices, therefore an access of stated value over the cost of treasury stocks is credited to additional paid-in capital. The Company has no plan to resell the repurchased shares.

(p) Revenue Recognition

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

Substantively all of the Group’s revenues are derived from China. The Group’s long-lived assets are located substantially in the PRC.

The following table shows revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2018, 2019 and 2020:

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
One-time commissions	739,894,527	320,817,881	162,835,813	24,955,680
Related party	524,315,293	60,723,911	58,396,476	8,949,651
Third party	215,579,234	260,093,970	104,439,337	16,006,029
Recurring management fee	436,947,202	340,732,359	98,405,095	15,081,241
Related party	436,947,202	340,732,359	98,405,095	15,081,241
Recurring service fees	64,555,866	115,247,648	128,568,271	19,703,950
Related party	1,256,411	1,433,629	20,223,856	3,099,442
Third party	63,299,455	113,814,019	108,344,415	16,604,508
Other service fees	84,669,810	13,962,264	—	—
Related party	28,301,887	—	—	—
Third party	56,367,923	13,962,264	—	—
Total revenues	1,326,067,405	790,760,152	389,809,179	59,740,871

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

Contract modifications

Contract modifications occur when the Group and its customers agree to modify existing customer contracts to change the scope or price (or both) of the contract or when a customer terminates some, or all, of the existing services provided by the Group. When a contract modification occurs, it requires the Group to exercise judgment to determine if the modification should be accounted for as: (i) a separate contract, (ii) the termination of the original contract and creation of a new contract, or (iii) a cumulative catch up adjustment to the original contract. Further, contract modifications require the identification and evaluation of the performance obligations of the modified contract, including the allocation of revenue to the remaining performance obligations and the period of recognition for each identified performance obligation. In 2018, the Group modified certain contracts for changes in transaction price for the services that are not distinct from the existing contract. As such, these modifications are accounted for as if they were part of the existing contract, and therefore, the effect of the modification on the transaction price and our measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis in the period of modification. The amount of cumulative adjustment to revenue recorded in 2018, 2019 and 2020 as a result of contract modification was RMB122.7 million, nil and nil, respectively.

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

As of December 31, 2019 and 2020, total amount of deferred revenue are RMB82,957,958 and RMB31,672,695 respectively, of which RMB77,728,462 and RMB18,963,227 estimated to be recognized within one year, RMB5,229,496 and RMB12,709,468 over one year to two years.

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

(q) Sales Related Tax and Related Surcharges

The Group is subject to value-added tax (“VAT”), education surtax, and urban maintenance and construction tax, on the services provided in the PRC. The applicable VAT rate for the Group is 1% to 6%.

(r) Cost of Revenues

Cost of revenue includes salaries and performance-based commissions of relationship managers and business development team, and expenses incurred in connection with product-specific client meetings and other events.

(s) Selling Expenses

Selling expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, brand promotion costs, and agency fees. Brand promotion costs are expensed as incurred.

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB16,831,978, RMB9,019,349 and RMB3,047,380 for the years ended December 31, 2018, 2019 and 2020, respectively.

(t) Intangible assets, net

Acquired intangible assets mainly consist of customer contracts, internal-used software and licenses from business combinations and are recorded at fair value on the acquisition date. Customer contracts, internal-used software and certain licenses are amortized using a straight-line method. Most of the licenses are determined to be indefinitely-lived, and not subject to amortization.

Estimated Useful Lives in Years
Customer contracts	3.5 years
Internal-used software	10 years
Licenses amortized	Shorter of the legal rights or expected useful life

(u) Impairment of long-lived assets

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

(v) Goodwill

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

Based on the Group’s impairment assessment review, the Group recorded goodwill impairment of RMB267.9 million, nil and nil for the years ended December 31, 2018, 2019 and 2020 for the goodwill from acquisition of Scepter as the volatile market environment continued to negatively impact the Group’s operations and business outlook.

(w) Income Taxes

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

(x) Share-Based Compensation

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

(y) Government Grants

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

Cash subsidies are included in government subsidies and recognized when received and when all the conditions for their receipt have been satisfied.

(z) Net Income (Loss) per Share

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

(aa) Foreign Currency Translation

The functional currency of the Company, Jupai Investment International Limited, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong and Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Amounts in USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.5250 on December 31, 2020, representing the certificated exchange rate published by the Federal Reserve Board. This presentation is not intended to be an indication of the actual USD amount for the underlying transactions, assets or liabilities.

(ab) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, net of tax effect.

(ac) Recently issued accounting pronouncements

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

3. Net Income (loss) per Share

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2018	2019	2020
Share options	9,424,471	9,145,983	7,936,403
Restricted shares	1,241,352	1,182,370	633,744
Total	10,665,823	10,328,353	8,570,147

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance as of January 1	3,997,417	63,211,728	124,490,642
Provisions for doubtful accounts	59,214,311	61,278,914	11,145,117
Write-off	—	—	—
Balance as of December 31	63,211,728	124,490,642	135,635,759

As of December 31, 2020, the Group recorded allowance for accounts receivable, other receivables and amounts due from related parties was RMB26,102,138, RMB2,080,597 and RMB107,453,024, respectively. The provision for doubtful accounts in 2020 was all for amounts due from related parties.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Long-term investments
- Equity securities without readily determinable fair values	228,950,000	218,950,000	33,555,556
Total investments	228,950,000	218,950,000	33,555,556

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of RMB717,616, nil and nil for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, the Group’s investment consist of investment in privately-held companies of RMB8,950,000 and limited partnership in private equity funds of RMB210,000,000. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2020. The Group recorded impairment loss of nil, RMB4.7 million and RMB10.0 million for the years ended December 31, 2018, 2019 and 2020, respectively.

6. Investment in affiliates

The following table summarizes the Group’s investment in affiliates by RMB and ownership percentage:

	As of December 31
	2019		2020		2020
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager (1)	75,750,152	—	75,128,668	—	11,513,972	—
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd. (“Changjiang Jupai”)	11,449,125	25.0%	11,625,259	25.0%	1,781,649	25.0%
Shanghai Wuling Investment Center (“Wuling Center”)	7,763,915	1.2%	7,150,520	1.2%	1,095,865	1.2%
Shanghai Guochen Equity Management Co., Ltd. (“Guochen”)	3,398,720	8.3%	3,228,549	8.3%	494,797	8.3%
Shanghai Juzhi Investment Management Co., Ltd. (“Juzhi”)	2,680,206	50.0%	1,630,592	50.0%	249,899	50.0%
Shanghai Jucheng Zhidi Co., Ltd (“Jucheng Zhidi”) (2)	4,910,260	2.0%	—	—	—	—
Others (3)	1,588,622	—	1,578,321	—	241,888	—
Total investments	107,541,000		100,341,909		15,378,070

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

(2) The Group invested RMB5,000,000 for 2% equity interest in Shanghai Jucheng Zhidi Co., Ltd in 2019 and accounted for the investment with equity method accounting. The main operating business is real estate development and management. The Group disposed of the entire investment in July 2020 for RMB5.0 million (USD0.77 million).

(3) In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Leasehold improvements	58,136,435	58,932,840	9,031,853
Furniture, fixtures and equipment	29,744,931	29,236,780	4,480,733
Motor vehicles	3,701,461	3,701,461	567,274
Total	91,582,827	91,871,081	14,079,860
Accumulated depreciation	(63,748,067)	(74,777,244)	(11,460,115)
Property and equipment, net	27,834,760	17,093,837	2,619,745

Depreciation expense was RMB13,416,578, RMB20,659,686 and RMB12,172,802 for the years ended December 31, 2018, 2019 and 2020, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Customer contracts	67,687,278	63,308,495	9,702,451
Software	37,670,816	37,763,932	5,787,576
License	942,481	942,481	144,442
Less: accumulated amortization	76,752,418	80,918,992	12,401,378
Intangible assets subject to amortization	29,548,157	21,095,916	3,233,091
License with indefinite life	11,733,541	11,733,541	1,798,244
Foreign currency translation adjustment	(3,031,219)	1,347,564	206,523
Intangible assets, net	38,250,479	34,177,021	5,237,858

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB22,872,976, RMB5,442,158 and RMB4,166,574 for the years ended December 31, 2018, 2019 and 2020, respectively.

The Group expects to record amortization expense of RMB3,711,963, RMB3,711,963, RMB3,711,963, RMB3,711,963, RMB3, 711,963 for the years ending December 31, 2021, 2022, 2023, 2024 and 2025, respectively.

9. Goodwill

The movement in carrying amount of goodwill is as follows:

Years Ended December 31,
RMB
Balance as of January 1, 2019	297,031
Deconsolidation	(297,031)
Balance as of December 31, 2019 and 2020	—

Goodwill is primarily generated from the acquisition for 100% equity interests of Scepter in 2015 amounting to USD40 million, approximately RMB260 million, and the management performs goodwill impairment test annually.

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

10. Leases

The Group’s noncancelable operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the year ended December 31, 2020, the operating lease cost was RMB37.8 million.

The Group’s operating leases have remaining lease terms that range from approximately one year to four years. As of December 31, 2020, the weighted average remaining lease term and weighted average discount rate were 1.08 years and 5.7%, respectively.

11. Dividends

On March 12, 2018, Jupai Holdings declared a cash dividend on the accumulated undistributed earnings of USD19,950,975, approximately RMB126 million, to all the shareholders of Jupai Holdings, and the dividend was paid in May 2018.

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

The Company recorded compensation expense related to previously issued stock options of RMB1,165,543, nil and nil for the years ended December 31, 2018, 2019 and 2020.

A summary of option activity under the 2014 Plan during the year ended December 31, 2020.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2020	9,145,983	3.97	4.61
Forfeited	(1,209,580)	3.13
Outstanding, as of December 31, 2020	7,936,403	3.81	3.62	—
Exercisable as of December 31, 2020	7,936,403	3.81	3.62	—

No options were granted for years ended December 31, 2018, 2019 and 2020.

The total intrinsic value of options exercised were RMB19,964,965, RMB42,592 and nil for the years ended December 31, 2018, 2019 and 2020.

As of December 31, 2020, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

Non-vested restricted shares:

On January 4, 2019, the Company granted 900,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD0.73. The restricted shares vest ratably at each grant date anniversary over a period of three years.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2020.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2020	1,182,370	6.49
Vested	(548,626)	7.30
Unvested, as of December 31, 2020	633,744	5.03

The total fair value of non-vested restricted shares as of December 31, 2020 was RMB3,187,732. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020, was RMB38,211,775, RMB2,742,345 and RMB4,004,970, respectively.

The Company recorded compensation expense of RMB16,943,399, RMB9,583,596 and RMB3,593,400 for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2020, there was RMB1,432,238 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.00 years.

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

The tax expense comprises:

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD

Current Tax	163,676,039	15,018,507	500,952	76,775
Deferred Tax	(33,820,672)	37,926,132	295,572	45,298
Total	129,855,367	52,944,639	796,524	122,073

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2018	2019	2020
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	-9.47%	-25.47%	-23.75%
Goodwill impairment	-44.22%	—	—
Losses not deductible for income tax purposes	-5.40%	-12.81%	-8.14%
Tax-free income	1.10%	—	—
Valuation allowance of deferred tax assets	-55.56%	-33.12%	8.29%
Uncertain tax position impact	—	—	—
Different tax rate of subsidiary operation in other jurisdiction	2.81%	0.16%	-3.73%
Effective income tax rate	-85.74%	-46.24%	-2.33%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Deferred tax assets:
Accrued expenses	4,608,063	4,312,491	660,918
Tax loss carry forward	67,843,392	63,563,642	9,741,554
Gross deferred tax assets	72,451,455	67,876,133	10,402,472
Valuation allowance	(67,843,392)	(63,563,642)	(9,741,554)
Net deferred tax assets	4,608,063	4,312,491	660,918

Movement of the valuation allowance is as follows:

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Balance as of January 1	—	84,146,463	67,843,392	10,397,455
Additions (utilization)	84,146,463	37,227,678	(2,837,821)	(434,915)
Write-offs	—	(53,530,749)	(1,441,929)	(220,986)
Balance as of December 31	84,146,463	67,843,392	63,563,642	9,741,554

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2020, operating loss carried forward amounted to RMB255.7 million for the PRC and HK income tax purposes. The loss carrying forward began to expire this year. Valuation allowance of RMB67,843,392 and RMB63,563,642 was recorded as of December 31, 2019 and 2020 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB833.1 million at December 31, 2020 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB41.7 million to RMB83.3 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB191.6 million as of December 31, 2020. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

14. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB131.8 million, RMB89.0 million and RMB26.9 million for the years ended December 31, 2018, 2019 and 2020 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

15. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB79,750,650 and RMB83,040,502 as of December 31, 2019 and 2020, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB407,718,537 and RMB402,718,537 as of December 31, 2019 and 2020, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB487,469,187 and RMB485,759,039 as of December 31, 2019 and 2020, respectively.

16. Repurchase of shares

The Company announced up to USD10 million share repurchase program in February 2020. As of December 31, 2020, the Company had repurchased 539,142 ADSs as part of the program, at a total cost of USD741,554, approximately RMB5.1 million, inclusive of transaction charges.

The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means. The timing and extent of any purchases will depend on market conditions, the trading price of the Company’s ADSs and other factors, subject to all applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size accordingly. The Company plans to use its available cash balance to fund repurchases made under this program.

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

During the years ended December 31, 2018, 2019 and 2020, significant related party transactions and balances were as follows:

a.                                      Revenue from Related Parties

	Years Ended December 31
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
One-time commissions
Funds managed by Jupai Group	521,493,884	58,676,277	58,159,887	8,913,392
Investees of shareholder of the Company	2,821,409	2,047,634	236,589	36,259
Total one-time commissions	524,315,293	60,723,911	58,396,476	8,949,651
Recurring management fee
Funds managed by Jupai Group	436,947,202	340,732,359	98,405,095	15,081,241
Total recurring management fee	436,947,202	340,732,359	98,405,095	15,081,241
Recurring service fee
Funds managed by Jupai Group	1,256,411	1,433,629	20,223,856	3,099,442
Total recurring service fee	1,256,411	1,433,629	20,223,856	3,099,442
Other service fee
Funds managed by Jupai Group	28,301,887	—	—	—
Total other service fee	28,301,887	—	—	—
Total revenue from related parties	990,820,793	402,889,899	177,025,427	27,130,334

b.                                      Transaction to Related Parties

In 2019, UP Capital Asset Management Limited (BVI) (“UP”) was disposed for RMB34.0 million to a subsidiary of E-house.

c.                                       Amounts due from Related Parties

As of December 31, 2019 and 2020, amounts due from related parties were comprised of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Service fee receivable	101,122,751	26,149,345	4,007,562
Loan to related parties	200,000,000	200,000,000	30,651,341
Loan to noncontrolling interest shareholder	23,187,995	23,187,995	3,553,716
Total amounts due from related parties	324,310,746	249,337,340	38,212,619

The amounts represent net of allowance for doubtful accounts of RMB96,307,907 and RMB107,453,024 as of December 31, 2019 and 2020, respectively. The loan of RMB200 million to related parties occurred in October 2019 and will expire in December 2022. The borrower is a limited partnership with a 100% controlled subsidiary of the company served as its general partner. After overall considering historical cooperation history, its financial status and economic condition, no account allowance was accrued as of December 31, 2019 and 2020.

d.                                      Deferred Revenue from Related Parties

As of December 31, 2019 and 2020, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Funds managed by Jupai Group	46,971,804	21,789,907	3,339,449
Total deferred revenue	46,971,804	21,789,907	3,339,449

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

e.                                       Amounts due to Related Parties

As of December 31, 2019 and 2020, amounts due to related parties were as following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Funds managed by Jupai Group	17,439,664	14,625,680	2,241,484
Investees of shareholder of the Company	2,000,000	2,000,000	306,513
Total amounts due to related parties	19,439,664	16,625,680	2,547,997

The amounts as of December 31, 2019 and 2020 mainly represent capital investments collected on behalf of investees.

18. Commitments and Contingencies

Operating Leases

The Group leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2020 were as follows:

Years Ended December 31,	RMB
2021	24,717,992
2022	10,659,374
2023	1,960,037
Total	37,337,403

Rental expenses were RMB94,635,510, RMB82,161,925 and RMB37,786,840 during the years ended December 31, 2018, 2019 and 2020, respectively.

Contingencies

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations of the Company. The Company does not believe that any of these matters will have a material effect on its business, assets or operations.

Investment commitments

The Company was obligated to provide capital injection of RMB38,546,000 as of December 31, 2020.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	40,043,612	19,582,251	3,001,111
Other current assets	535,595	2,667,707	408,844
Total current assets	40,579,207	22,249,958	3,409,955
Investment in subsidiaries and VIE	963,676,905	942,821,008	144,493,640
Loan to subsidiaries	200,610,890	187,633,095	28,756,030
Total Assets	1,204,867,002	1,152,704,061	176,659,625
LIABILITIES
Other current liabilities	4,250,542	2,050,517	314,255
Amounts due to related parties — non-current	13,057,409	12,212,708	1,871,679
Total Liabilities	17,307,951	14,263,225	2,185,934
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 201,737,272 and 199,051,046 shares issued and outstanding, as of December 31, 2019 and 2020, respectively)	632,601	623,201	95,510
Additional paid-in capital	1,150,352,309	1,148,823,625	176,064,923
Retained earnings	(17,567,529)	(48,935,177)	(7,499,644)
Accumulated other comprehensive income	54,141,670	37,929,187	5,812,902
Total shareholders’ equity	1,187,559,051	1,138,440,836	174,473,691

TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,204,867,002	1,152,704,061	176,659,625

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Revenues	—	2,051,459	2,058,504	315,480
Cost of revenues	(187,196)	—	—	—
Selling expenses	(3,418,127)	(7,225,289)	(243,758)	(37,358)
General and administrative expenses	(24,195,705)	(14,615,621)	(15,979,061)	(2,448,898)
Other income (loss)	2,345,741	(2,938,226)	1,321,148	202,475
Interest income	1,502	—	—	—
Loss before taxes and loss from equity in subsidiaries and VIEs	(25,453,785)	(22,727,677)	(12,843,167)	(1,968,301)
Loss from equity in subsidiaries and VIEs	(362,290,233)	(141,958,398)	(18,524,481)	(2,839,000)
Net loss	(387,744,018)	(164,686,075)	(31,367,648)	(4,807,301)
Other comprehensive income (loss)	12,382,963	(3,272,053)	(16,212,483)	(2,484,672)
Comprehensive loss attributable to ordinary shareholders	(375,361,055)	(167,958,128)	(47,580,131)	(7,291,973)

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(387,744,018)	(164,686,075)	(31,367,648)	(4,807,301)
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	18,108,942	9,583,596	3,593,400	550,713
Depreciation	20,227	32,409	—	—
Income from equity in subsidiaries and VIEs	362,290,233	141,958,398	18,524,481	2,839,000
Changes in operating assets and liabilities:
Other current assets	222,416	(88,859)	(178,496)	(27,356)
Other non-current assets	(84,950)	418,307	—	—
Other current liabilities	431,312	1,826,388	(2,200,024)	(337,168)
Net cash used in operating activities	(6,755,838)	(10,955,836)	(11,628,287)	(1,782,112)

Cash flows from investing activities:
Collection of loan to subsidiaries	5,572,843	647,137	—	—
Proceeds from disposal of Up Capital	—	33,999,151	—	—
Net cash provided by investing activities	5,572,843	34,646,288	—	—

Cash flows from financing activities:
Exercise of options	3,267,210	29,636	—	—
Repurchase of shares	—	—	(7,085,100)	(1,085,839)
Dividend paid by Jupai Holdings	(126,355,510)	—	—	—
Net cash (used in) provided by financing activities	(123,088,300)	29,636	(7,085,100)	(1,085,839)
Effect of exchange rate changes	(12,762,126)	5,898,988	(1,747,974)	(267,890)
Net (decrease) increase in cash and cash equivalents	(137,033,421)	29,619,076	(20,461,361)	(3,135,841)
Cash and cash equivalents — beginning of year	147,457,957	10,424,536	40,043,612	6,136,952
Cash and cash equivalents — end of year	10,424,536	40,043,612	19,582,251	3,001,111

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

3.         As of December 31, 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

4.         Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.5250 on December 31, 2020, representing the certificated exchange rate published by the Federal Reserve Board.