Form 20-F
period 2021-12-31
Jupai Holdings Ltd
filed 2022-04-25
CIK 1616291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 001-37485

Jupai Holdings Limited
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization) Global Creative Center, T2, 15/F No 166 Min Hong Road Minhang District, Shanghai 201102 People’s Republic of China

(Address of principal executive offices)

Min Liu, Chief Financial Officer
Global Creative Center, T2, 15/F
No 166 Min Hong Road

Minhang District, Shanghai 201102
People’s Republic of China
Phone: (86 21) 5226-5925
Email: maine.liu@jpinvestment.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing six ordinary shares Ordinary shares, par value US$0.0005 per share*	JP	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, there were 194,862,818 ordinary shares outstanding (excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan), with a par value US$0.0005 per share.

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

•	“China,” “mainland China,” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“Jupai,” “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited and its subsidiaries, its variable interest entities, or VIEs, and their respective subsidiaries;
•	“ordinary shares” or “shares” refers to our ordinary shares of par value US$0.0005 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and
•	“U.S. GAAP” refers to generally accepted accounting principles in the United States.
•	“VIEs” are to Shanghai Jupai Investment Group Co., Ltd., Shanghai E-Cheng Asset Management Co., Ltd. and Shanghai Yedu Enterprise Management Co., Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheets as of December 31, 2020 and 2021.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.3726 to US$1.00, the noon buying rate for December 30, 2021 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the wealth management services market as well as the asset management services market;
•	our expectations regarding demand for, and market acceptance of, our services;
•	PRC governmental regulations and policies governing the financial services and wealth management industries;
•	competition in the wealth management services industry as well as the asset management services industry; and general economic and business conditions, particularly in China.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders

Jupai Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in direct sales of mutual fund and asset management plans, market surveys and asset management business. Accordingly, we operate these businesses in China through our variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders to control the business operations of our variable interest entities. Revenues contributed by our variable interest entities accounted for approximately 62.2%, 61.2% and 58.8% of our total revenues in 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, its subsidiaries and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Shanghai Jupai Investment Group Co., Ltd. , or Shanghai Jupai, Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng, and Shanghai Yedu Enterprise Management Co., Ltd., or Shanghai Yedu. Our VIEs and their subsidiaries are consolidated for accounting purposes. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including operating agreement, call option agreement, equity pledge agreement, voting proxy agreement, consulting services agreement, exclusive support agreement, loan agreement, and exclusive call option agreement, have been entered into by and among our subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our variable interest entities and their respective shareholders are substantially similar. These agreements have not been tested in courts. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangement with Shanghai Jupai” and “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangement with Shanghai E-Cheng.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, it would likely result in a material change in our operations and/or a material change in the value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless, and we could also be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our VIEs in China, including, among others, private fund manager registrations with Asset Management Association of China by Juzhou Asset Management (Shanghai) Co., Ltd., Shanghai Yiju Asset Management Co., Ltd., Shanghai Yidezhen Investment Management Center (Limited Partnership), Hangzhou Yideshanzhen Investment Management Partnership (L.P.), Shanghai Yidexin Equity Investment Management Co., Ltd., Shanghai Yidezeng Equity Investment Management Center (L.P.) and Shanghai Jupeng Asset Management Co., Ltd., the Insurance Brokerage Business License by Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. and the Securities and Futures Business License by Shanghai Jupai Yumao Fund Sales Co., Ltd. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash Flows through Our Organization

Jupai Holdings Limited is a holding company with no operations of its own. We conduct our operations in China through our PRC subsidiaries and VIEs and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Jupai Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Jupai Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Jupai Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State

Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIEs, in which we have no legal ownership, totaling negative net assets of RMB91.4 billion (US$14.3 billion) in 2021 and positive net assets of RMB298.6 million and RMB425.9 million in 2020 and 2019, respectively. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi and the conversion of Renminbi to other currencies is subject to various restrictions. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under PRC laws and regulations, Jupai Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In 2019, 2020 and 2021, no loans was extended by Jupai Holdings Limited to our intermediate holding companies and subsidiaries, and our VIEs received no capital contribution or loan investment from our Cayman Islands holding company.

Our VIEs may transfer cash to our relevant PRC subsidiaries by paying service fees according to the consulting services agreement, exclusive support agreement and exclusive business operation agreement. Our VIEs agree to pay our PRC subsidiaries service fees, the amount of which are subject to adjustment at our PRC subsidiaries’ sole discretion taking into consideration of the actual operation of our VIEs, among others. In 2019, 2020 and 2021, no service fees was paid to our PRC subsidiaries by our VIEs in China.

Jupai Holdings Limited has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

In 2019, 2020 and 2021, no assets other than cash were transferred through our organization.

Condensed Consolidating Schedule Disaggregating Our Operations

We conduct our operations in China through our PRC subsidiaries and VIEs and their respective subsidiaries in China. For accounting purposes, we receive the economic benefits of our VIEs and their subsidiaries through the contractual arrangements, which enable us to consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements under U.S. GAAP. This structure involves unique risks to investors.

The following tables set forth selected condensed consolidated financial data of Jupai Holdings Limited, its subsidiaries and the VIEs and the subsidiaries of VIEs for the fiscal years ended December 31, 2021 and 2020, and balance sheet data as of December 31, 2021 and 2020, which have been derived from our audited consolidated financial statements for those years.

Selected condensed consolidated statements of income information

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Revenue	—	147,883,472	211,170,667	—	359,054,139
Operating cost and expenses	(8,661,282)	(173,681,843)	(245,086,293)	67,199,716	(360,229,702)
Net loss	(267,861,722)	(35,743,308)	(318,719,762)	327,687,001	(294,637,791)

	For the Year Ended December 31, 2020
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Revenue	2,058,504	148,732,281	237,380,958	—	388,171,743
Operating cost and expenses	(16,222,819)	(319,494,886)	(200,598,616)	113,718,118	(422,598,203)
Net loss	(31,367,648)	(135,464,850)	(2,034,547)	132,242,599	(36,624,446)

Selected condensed consolidated balance sheets

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	17,664,031	466,620,867	117,485,051	—	601,769,949
Restricted cash	—	1,560,052	8,769,250	—	10,329,302
Total current assets	19,214,964	476,781,295	190,104,647	—	686,100,906
Investments in subsidiaries and VIE	681,955,145	—	—	(681,955,145)	—
Total assets	884,433,042	830,604,574	296,534,665	(681,955,145)	1,329,617,136
Total liabilities	23,196,824	77,836,153	387,948,478		488,981,455
Total shareholders' equity	861,236,218	752,768,421	(91,413,813)	(681,955,145)	840,635,681
Total liabilities and shareholders' equity	884,433,042	830,604,574	296,534,665	(681,955,145)	1,329,617,136

	For the Year Ended December 31, 2020
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Cash and cash equivalents	19,582,251	421,168,323	189,666,212		630,416,786
Restricted cash	—	—	26,819,159		26,819,159
Total current assets	22,249,958	437,080,042	295,384,381		754,714,381
Investments in subsidiaries and VIE	942,821,008	—	—	(942,821,008)	—
Total assets	1,152,704,061	781,649,751	419,869,512	(942,821,008)	1,411,402,316
Total liabilities	14,263,225	131,278,705	121,298,437		266,840,367
Total shareholders' equity	1,138,440,836	650,371,046	298,571,075	(942,821,008)	1,144,561,949
Total liabilities and shareholders' equity	1,152,704,061	781,649,751	419,869,512	(942,821,008)	1,411,402,316

Selected condensed consolidated statements of cash flows

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	2,836,801	65,404,849	(94,348,770)	—	(26,107,120)
Net cash provided by (used in) investing activities	79,696	(14,056,888)	4,117,700	—	(9,859,492)
Net cash used in financing activities	(4,462,990)	—	—	—	(4,462,990)

	For the Year Ended December 31, 2020
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	(11,628,287)	154,126,194	(141,962,448)	—	535,459
Net cash provided by (used in) investing activities	—	(32,884,311)	455,829	—	(32,428,482)
Net cash used in financing activities	(7,085,100)	—	—	—	(7,085,100)

A	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	Our operating history and track record may not be indicative of our future performance and prospects.
•	We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected .
•

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.

•	We may not be able to continue to retain or expand our high-net-worth client base or maintain or increase the amount of investment made by our clients in the products we distribute.
•

If we cannot identify or effectively control the various risks involved in the wealth management products that we distribute or manage, our reputation, client relationships and overall business operations will be adversely affected.

•	Any harm to our reputation or failure to further enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.
•

Our future success depends on our continued efforts to retain our existing management team and other key management as well as to attract, integrate and retain highly skilled and qualified personnel, and our business may be disrupted if we lose their services.

•

Our acquisition of or investment in complementary businesses and assets as well as formation of strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

•	Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

•

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•

We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;
•	Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
•

If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

•	The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
•

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

•	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute; and
•	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
•

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards;

•	The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price; and
•	Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Risks Related to Our Business and Industry

Our operating history and track record may not be indicative of our future performance and prospects.

Our business model has evolved over our operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. After several years of growth prior to 2017, our net revenues decreased to RMB0.8 billion in 2019, RMB0.4 billion in 2020 and RMB359.1 million (US$56.3 million) in 2021. Therefore, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past. For example, our revenues from one-time commissions was RMB141.7 million (US$22.2 million) in 2021, representing a decrease of 12.6% from 2020. In addition, we cannot assure you that businesses from asset management and other services will continue to grow or our attempts to further expand our service offerings will be successful. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 3.3% from RMB6.5 billion in 2020 to RMB6.2 billion (US$1.0 billion) in 2021.

In addition, the development of our business will primarily depend on the demand for our services and products. Any failure on our part to keep up with the development of the wealth management service and asset management service sectors or failure to respond to product innovation may materially and adversely affect the growth of our business.

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

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operations may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the People’s Bank of China, or the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued Guidance on Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) the Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products. The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting the implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions. The transition period provided under the New Asset Management Measures has expired on December 31, 2021 and all provisions shall be fully complied with.

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

We cannot assure you that we will be able to maintain our existing licenses or permits, renew any of them when their current term expires or obtain additional licenses necessary for our future business expansion. For example, currently, a license is required for sales of asset management plans, mutual funds, and other financial products. We sell mutual fund products and asset management plans relying on a license that was issued by the CSRC to Shanghai Jupai Yumao Fund Sales Co., Ltd., or Yumao, a subsidiary of Shanghai Jupai, in December 2014 to sell mutual fund products or other regulated fund products. We refer to “mutual fund” as a securities investment fund as defined under the PRC Law on Securities Investment Fund, which raises capital through public offerings of fund shares within China, and the related capital are managed by fund managers and placed in the custody of fund custodians, and invested in securities portfolios for the holders of fund shares. We cannot assure you that we will be able to maintain our license to sell mutual fund products or other regulated fund products.

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

In addition, according to the requirements of AMAC, if private fund managers encounter abnormal operation situations, special legal opinions shall be submitted within required time period. If the private fund managers fail to submit satisfied legal opinions, the registration of such private fund managers shall be de-registered. In the event that any of the special legal opinions is not accepted by the AMAC, such private fund manager registration may be cancelled.

In January 2021, Shanghai Yidezeng Equity Investment Management Center (LP), or Shanghai Yidezeng, received a Notice on Submission of Special Legal Opinion from AMAC, which requires Shanghai Yidezeng to submit a special legal opinion on confirming certain aspects of the fund manager including the sales of fund products, products filing, deferred payment, detailed information on all funds under its management and its operations within three months. Before AMAC accepts such special legal opinion, Shanghai Yidezeng is not allowed to change fund manager, file its fund products with AMAC, establish new fund managers through its affiliates, or increase the scale of its fund products or the number of investors. Shanghai Yidezeng submitted the special legal opinion on May 6, 2021. On March 18, 2022, Shanghai Yidezeng further received a notice from AMAC stating that the special legal opinion was not accepted and a legal opinion on abnormal operation shall be re-rendered within three days. On March 21, 2022, Shanghai Yidezeng submitted a request for a 30-day extension and in light of the resurgence of COVID-19 in Shanghai and pandemic control measures taken, Shanghai Ydezeng submitted another request for a further extension of 45 days on April 18, 2022. As of the date of this annual report, Shanghai Yidezeng has not received any updates from AMAC. If Shanghai Yidezeng fails to submit qualified legal opinion, its registration as being private fund managers will be de-registered, and its legal representative, senior management or other practitioners may be subject to disciplinary sanctions such as cancellation of fund qualifications and being added to the “blacklist,” if the violation is deemed to be serious.

In December 2021, one of our subsidiaries, Shanghai Yiju Assets Management Co., Ltd., or Shanghai Yiju, received a warning notice from AMAC for its unfair treatment to investors and failure to register fund products. In June 2021, our another subsidiary, Shanghai Yidezhen Investment Management Center (Limited Partnership), or Shanghai Yidezhen, received a Written Decision on Adoption of Administrative Supervision from CSRC Shanghai Bureau for its failure to register fund and failure to disclose information as agreed in the agreement with investors. Upon receipt of the notice, Shanghai Yidezhen urged the relevant manager to complete the registration process for unregistered fund products and make required disclosures. Meanwhile, Shanghai Yidezhen also disclosed investment operation information to investors through e-mails and other means. As of the date of this annual report, we have completed all the requisite rectification measures. The warning notice and written decision did not have a material adverse effect on our business.

On December 30, 2020, the CSRC issued the Several Provisions on Strengthening Supervision of Private Investment Fund, or the Provisions, to further strengthen the supervision and administration of private investment funds. The Provisions optimized the supervision on group-based private investment fund managers, reiterated and refined the requirements on non-public offering and qualified investors, prohibited private investment fund managers from using the property of private investment fund in investing non-private fund investment activities such as loans, guarantee, debt in the name of equity, credit-like assets, or engaging in investments with unlimited liabilities, among others. The Provisions also require fund managers and private investment sales agencies to fulfill prudence and diligence obligations and reiterate forbidden acts such as mixing of fund properties, self-financing, transfer of benefits.

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

Failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2021, we recorded impairment loss from equity in affiliates of RMB2.6 million (US$0.4 million) in connection with our equity interest in a non-controlling investee. We cannot guarantee that we will not incur increased impairment loss from any acquisition or investment in the future, which may materially and adversely affect our financial condition and results of operations. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended.

Our business may be materially and adversely affected by various fluctuations and uncertainties in China’s real estate industry, including government measures aimed at the industry.

To date, a significant portion of the products that we distribute involve real estate or related assets. This concentration is predominantly among the fixed income products that we distribute. The total transaction value of the fixed income products we distributed that have real estate developers as corporate borrowers accounted for 100%, 100% and 100% of the total transaction value of all fixed income products we distributed in 2019, 2020 and 2021, respectively. In addition, a fractional portion of the total transaction value of all private equity and venture capital products we distributed in 2021 were invested in real-estate related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 64.5% of the total transaction value of all products we distributed in 2021.

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

We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. These risks include those associated with general and local economic conditions, changes in supply of and demand for competing properties in an area, natural disasters, changes in government regulations, changes in real property tax rates, changes in interest rates, the reduced availability of mortgage funds, which may render the sale or refinancing of properties difficult or impracticable, and other factors that are beyond our control. For example, due to the slow-down of economic growth and the outbreak of liquidity issues of certain market players, a number of the wealth management products linked to real estate that we distributed missed the due date of the payment of return to the investors. Although we are not directly liable to our clients in the event of these product default and did not suffer direct economic losses arising from such default, these incidences may harm our reputation and may impair the confidence of our clients in the wealth management products we distributed, which may impede our ability to distribute new products in the future and may result in an increase in the withdrawal or redemption by the clients of existing products.

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

If significant fluctuations occur in China’s real estate industry, or the risks inherent in the ownership and operation of real estate materialize, they may result in decreased value and increased default rates of the wealth management products linked to real estate or the construction and development of the real estate that we distribute or manage, and reduced interest of our clients in purchasing such products, which account for a significant portion of our product choices. For example, our revenues from such products could be adversely affected, which in turn may materially and negatively affect our overall financial condition and results of operations.

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

As of December 31, 2021, we derived our revenues from 22 client centers in 22 affluent cities in mainland China and Hong Kong. In 2021, approximately 11.6% of our total net revenues were derived from Shanghai and Hangzhou. We expect these two urban centers to continue to be important sources of revenues. If any of these major urban centers experiences an event that negatively impacts the local real estate or financial industries, such as a serious economic downturn or contraction, a natural disaster, or slower growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our business and growth prospects could be materially and adversely impacted.

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

Our services involve the exchange, storage and analysis of highly confidential information, including detailed personal and financial information regarding our high-net-worth clients, through a variety of electronic and non-electronic means, and our reputation and business operations are highly dependent on our ability to safeguard the confidential personal data and information of our clients. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We face various security threats on a regular basis, including cybersecurity threats to and attacks on our technology systems that are intended to gain access to our confidential information, destroy data or disable our systems.

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

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our clients, such as personal information, including names, address and portfolio holdings.

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection and Cybersecurity.” We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, effective from September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the state council promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information must bear responsibilities for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. If entities that handle personal information intend to transmit the personal information to outside the PRC, they shall complete security review conducted by the CAC, and shall obtain personal information protection certification from professional institutions as prescribed by the CAC. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Privacy Protection and Cybersecurity.” We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of China in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas or foreign investments in China-based issuers. On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, effective from September 1, 2021, which defined critical information infrastructure as any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the relevant governmental authorities, which may increase our compliance costs and affect our ability to conduct offshore offerings.

Furthermore, on November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which reiterates the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, there remain uncertainties whether we would be subject to the cybersecurity review for our future offshore offering pursuant to such measures. As of the date of this annual report, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation, and implementation.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding, pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

In June 2016, Juzhou Assets Management (Shanghai) Co., Ltd., or Juzhou Assets, one of the subsidiaries of Shanghai Jupai, established Juzhou Intelligent Manufacturing 2018 Private Equity Investment Fund, or Juzhou Fund. A substantial portion of Juzhou Fund was misappropriated by the controlling person of an enterprise invested by the Juzhou Fund. The controlling person, who is not a director, officer or employee of the Company, has been suspected of contract fraud and has been investigated since December 2019. The investors of the Juzhou Fund filed a series of lawsuits against Juzhou Assets and Shanghai Jupai for their losses from early 2020, which have been suspended due to COVID-19 outbreak. As of the date of this annual report, 73 investors have filed lawsuits against Juzhou Assets, and the total principal amount of their investments involved is RMB90,650,000. The courts have entered the final judgement in certain cases, pursuant to which Juzhou Assets shall assume liability for the actual losses suffered by investors, including their principals and the interest losses, due to its failure in performing obligations in selling fund products and/or as a fund manager. Shanghai Jupai shall also assume the compensation liability for the actual losses suffered by investors jointly and severally according to the judgement. These lawsuits have caused a material adverse effect on our business, financial condition and results of operations. We have made a provision of RMB282.5 million due to these lawsuits.

We may also face new legal proceedings, claims and investigations arising in the ordinary course of our business in the future. Any lawsuit or allegation against us, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrong doing by any key member of our management team could harm our reputation, distract our management from day-to-day operations and cause us to incur significant expenses in the defense of such matters. A substantial judgment, award, settlement, fine, or penalty may generate negative publicity against us and could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period. This risk may be heightened during periods when credit, equity or other financial markets are volatile, or when clients or investors are experiencing losses.

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

As of March 31, 2022, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 36.8% of our total outstanding shares. As a result, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Also, Mr. Tianxiang Hu and SINA hold 16.8% and 11.4% of our total outstanding shares as of March 31, 2022, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2022, options to purchase 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted, and options to purchase 7,804,497 ordinary shares and 791,616 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key employees and consultants, and we will continue to grant share-based compensation to directors, employees or consultants in the future.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

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

In the 2021, we witnessed a strong recovery in China’s overall economy, benefiting from the highly effective COVID-19 control measures and resumption of production and business. However, there are still uncertainties about the economic recovery on a global scale due to the pandemic situation, and high net worth individuals still remain cautious in their investment activities. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, and our business, results of operations and financial condition may be adversely and materially affected if the investors’ demand for wealth management products reduces due to their less confidence in the outlook of economics, or if our business partners’ ability to consistently supply wealth management products and related services is significantly impacted, which may negatively affect the amount of one-time commissions and other service fees that we are able to charge from them. However, we will continue to incur costs for our operations, and therefore our financial condition and results of operations for the fiscal year of 2022 may be adversely and materially affected by the COVID-19 outbreak.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

Part of our business includes conducting market surveys, which is defined by the current Foreign Investment Catalogue as the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services. Market survey is categorized as restricted to foreign investment in the Special Administration Measures for Access of Foreign Investment (Negative List) (2021 Version), or the Negative

List, pursuant to which market survey is restricted to joint venture enterprises. Because Shanghai Juxiang is unable to obtain such license, we conduct such activities through Shanghai Jupai, which, as a domestic PRC company, is not required to obtain such license for market survey.

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services as private investment fund managers in China, in practice, when managing various funds, we may also need to invest in projects or funds at the same time. Some targeted projects are listed in the Negative List as prohibited or restricted categories for foreign investment. Therefore, besides Shanghai Jupai, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng.

Our contractual arrangements with Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu and their respective shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu; (ii) receive substantially all of the economic benefits from Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu in consideration for the services provided by Shanghai Juxiang and Shanghai Baoyi, respectively; and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu when and to the extent permitted by PRC law, or request any existing shareholder of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu to transfer any or part of the equity interest in Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu and hence treat each of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu as our VIEs, and consolidate their and their respective subsidiaries’ results of operations into ours.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the PRC government otherwise finds that we, Shanghai Jupai, Shanghai E-Cheng, Shanghai Yedu or any of their respective subsidiaries or client centers are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

Although we believe we, our PRC subsidiaries and our VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, it could revoke the business and operating licenses of our VIEs and their subsidiaries, require our VIEs or their subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of our VIEs and their subsidiaries, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on the business operations of our VIEs or their subsidiaries or on their customers, or take other regulatory or enforcement actions against our VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition, and results of operations of our VIEs and us. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.

We rely on contractual arrangements with our VIEs, Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu, and their respective shareholders to operate a portion of our operations in China, including asset management services, market survey and the direct sale of mutual funds and asset management plans sponsored by mutual fund management companies. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

In 2019, 2020 and 2021, Shanghai Jupai, Shanghai E-Cheng, Shanghai Yedu and their respective subsidiaries and branches contributed 62.2%, 61.2% and 58.8% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of Shanghai Jupai, Shanghai E-Cheng, Shanghai Yedu and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of Shanghai Jupai, Shanghai E-Cheng, Shanghai Yedu and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

We have designated individuals who are PRC nationals to be the shareholders of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu. These individuals may have conflicts of interest with us. Approximately 67.7% equity interest of Shanghai Jupai is held by Mr. Jianda Ni, our chairman and chief executive officer and one of our principal shareholders, and the remaining 32.3% equity interest of Shanghai Jupai is collectively held by other four individuals. Conflicts of interest may arise between the roles of Mr. Ni as shareholder of our company and as shareholder of our VIEs. 70.0% equity interest of Shanghai E-Cheng is held by Ms. Qimin Wu, one of our employees, and the remaining 30.0% equity interest of Shanghai E-Cheng is held by Mr. Tianxiang Hu, one of our principal shareholders. 70.0% equity interest of Shanghai Yedu is held by Ms. Qimin Wu and the remaining 30.0% equity interest of Shanghai Yedu is held by Mr. Guowen Zhang. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai Jupai and the Joinder Agreement relating to Equity Pledge Agreement on July 15, 2018, the shareholders of Shanghai Jupai pledged their equity interests in Shanghai Jupai to Shanghai Juxiang to secure Shanghai Jupai’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreement relating to Shanghai Yedu, the shareholders of Shanghai Yedu pledged their equity interests in Shanghai Yedu to Shanghai Baoyi to secure Shanghai Yedu’s performance of the obligations and indebtedness under the exclusive call option agreement, proxy agreement and the exclusive business cooperation agreement. The equity pledges under the equity pledge agreements in connection with Shanghai Jupai have been registered with the relevant local branch of the State Administration for Market Regulation, or the SAMR, except that the equity pledge over Mr. Ni’s equity interest in Shanghai Jupai in favor of Shanghai Juxiang is still under the process of registration with the local branch of SAMR in Shanghai and has not been completed yet. In addition, the equity pledges under the equity pledge agreements in connection with Shanghai E-Cheng and Shanghai Yedu have not been registered with the relevant local branch of SAMR. Under the PRC Property Law, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. The PRC Property Law further provides that the registration with the local branch of SAMR is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity interest pledge is duly registered with the local branch of SAMR, such pledge is unenforceable even though the relevant equity pledge agreement is binding. The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAMR in Shanghai for registration of their equity interest pledge. However, there is no guarantee that the shareholders of Shanghai E-Cheng will complete the registration in a timely manner, or at all. If any shareholder fails to complete such registration, then no security interests will be created and Shanghai Baoyi will not be able to effectively exercise the pledge of such shareholders’ equity interests in Shanghai E-Cheng or at all. Moreover, if Shanghai Jupai, Shanghai E-Cheng or Shanghai Yedu fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in Shanghai Jupai, Shanghai E-Cheng or Shanghai Yedu, as applicable, in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

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

As a result of our corporate structure and the contractual arrangements among our PRC subsidiaries, our VIEs, their respective shareholders and us, we are effectively subject to the PRC value-added tax at rates of 1% to 6% and related surcharges on revenues generated by our subsidiaries from our contractual arrangements with our VIEs. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its affiliates or related parties to the relevant tax authorities. These transactions may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which the transactions are conducted. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our VIEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our VIEs and any of its respective subsidiaries adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by reducing expense deductions recorded by such VIE and thereby increasing the VIE’s tax liabilities, which could subject the VIE to late payment fees and other penalties for the underpayment of taxes. Our results of operations may be materially and adversely affected if our VIEs’ tax liabilities increase or if either of them becomes subject to late payment fees or other penalties.

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

If the operation of our businesses conducted through our VIEs is subject to any restrictions pursuant to the Special Administrative Measures for Foreign Investment Access (Negative List 2021) jointly promulgated by the Ministry of Commerce and the NDRC, or the 2021 Negative List, or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIEs. As a result, we would no longer consolidate the financial results of the VIEs into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

On March 15, 2019, the National People’s Congress promulgated the 2019 Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, substantially uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether VIEs that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. Therefore, there is no guarantee that our contractual arrangements, the business of our VIEs and our financial conditions will not be materially and adversely affected.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the NDRC and took effect in July 2020 and latest updated in January 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have an adverse effect on our business operation. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or the NYSE may take enforcement actions against us, which may have a material adverse effect on the trading of our shares or even result in delisting our company.

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

Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

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

PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of this annual report, we, our PRC subsidiaries, and our VIEs, (i) are not required to obtain permissions from any PRC government authorities on the operation of our PRC subsidiaries and VIEs and the issuance of our ADSs to foreign investors, (ii) are not required to obtain permissions from the CSRC, CAC or any other government authorities on our PRC subsidiaries and VIEs’ operations, and (iii) have not received or were denied such permissions by any PRC government authorities.

Nevertheless, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the supervision over overseas listings by China-based companies. As a follow-up, on December 24, 2021, the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Measures”), which were opened for public comments until January 23, 2022. These draft measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC.

According to the Administration Provision and the Draft Measures, new initial public offerings and refinancing by existing overseas listed China-based companies will be required to complete the filing procedures with PRC regulatory authorities; other existing overseas listed companies will be allowed sufficient transition period to complete such filing procedure. We may be required to complete the filing procedure as an existing overseas listed China-based companies in the future. However, it is uncertain when the Administration Provision and the Draft Measures will take effect or if they will take effect as currently drafted. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for listed companies like us, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines or penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC, the CAC, or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend the listing or trading of our ADSs before completing required procedures. Any uncertainties or negative publicity regarding such approval could have a material adverse effect on the trading price of our ADSs.

Given the current PRC regulatory environment, it is uncertain when and whether we, our PRC subsidiaries or our VIEs, will be required to obtain permission from the PRC government for listing overseas in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listing. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Scrutinizing Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, network platform operator with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any listing abroad. Given the Cybersecurity Review Measures were recently promulgated, substantial uncertainties exist with respect to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other relevant PRC governmental authorities for our future offshore offerings and refinancing. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline.

Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review, are required for our offshore offerings or refinancing in the future, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings or refinancing in the future, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings or refinancing in the future. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to suspend or halt the listing or trading of our ADSs. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

According to the financial support policy of Jing’an District of Shanghai City, Baoshan District of Shanghai City, and Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, if the enterprises registered in these areas meet certain conditions, they are entitled to enjoy preferential tax treatments regarding the value-added tax, enterprise income tax and individual income tax for the financial year ended December 31, 2021. Shanghai Jupai and certain of its subsidiaries and Shanghai E-Cheng and its subsidiaries enjoy such preferential tax treatment. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by us. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2022. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

On February 3, 2015, the State Administration of Taxation, or the SAT, issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 that are irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime and extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, based on a review of our register of shareholders, we had 191,052,818 ordinary shares outstanding (excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 108,121,098 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

As of March 31, 2022, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially owned approximately 130,569,953 ordinary shares, or 66.1% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

ITEM 4.INFORMATION ON THE COMPANY

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

In January 2021, Shanghai Yedu was established by Ms. Qimin Wu and Mr. Guowen Zhang, both of whom are our employees. In August 2021, Shanghai Yedu acquired all the equity interest of Shanghai Yidexin Equity Investment Management Co., Ltd. from Shanghai E-Cheng. In August 2021, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and its shareholders. The contractual arrangements between Shanghai Baoyi, Shanghai Yedu and its shareholders enable us to (i) exercise effective control over Shanghai Yedu; (ii) receive substantially all of the economic benefits of Shanghai Yedu in consideration for the consulting services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all of the equity interests and assets of Shanghai Yedu when and to the extent permitted under PRC laws and regulations.

Our principal executive offices are located at Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai 201102, the People’s Republic of China. Our telephone number at this address is +86-21-5226-5851. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on http://www.sec.report. You can also find information on our website http://jupai.investorroom.com.

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

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. With our network of 22 client centers in 22 economically vibrant cities as of December 31, 2021, we strategically bring our services closer to our clients by maintaining a physical presence in key markets in mainland China and Hong Kong. We maintained a large high-net-worth client base. In 2019, 2020 and 2021, we had 2,973, 1,700 and 1,248 active clients, respectively.

Our typical wealth management service team is centered around an experienced wealth management product advisor who maintains regular contact with and facilitate the execution of transactions for our clients. Each wealth management product advisor is supported by several client managers, who are tasked with searching for and making contacts with potential clients, and a centralized client care unit that specializes in maintaining client relationships. Our wealth management product advisors, many of whom possess industry-recognized qualifications, are primarily recruited from reputable institutions in the wealth management industry and have an average of approximately 7.3 years of industry experience. We believe our wide spectrum of value-added services offered, before, during and after distribution of wealth management products have helped us generate client loyalty. Among our active clients in 2019, 2020 and 2021, approximately 75.0%, 83.1% and 83.3% of them had previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention ability.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2019, we sourced third-party products from eight domestic and one overseas product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2019, 2020 and 2021, the aggregate value of wealth management products we distributed reached RMB9.8 billion, RMB6.5 billion and RMB6.2 million (US$1.0 billion), respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2021, the amount of total assets under our sole or shared management was RMB31.3 billion (US$4.9 billion), compared to RMB33.8 billion as of December 31, 2020. By participating in the management of a fund where our clients are some of the investors, we are well positioned to develop ongoing relationships with our clients and improve our understanding of their varied expectations for investment products, which in turn helps us and the product providers to design more attractive and competitive products.

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

Our revenues of 2021 declined as compared to that of 2020 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues decreased from RMB0.8 billion in 2019 to RMB0.4 billion in 2020 and to RMB359.1 million (US$56.3 million) in 2021. We recorded a net loss attributable to our shareholders of RMB164.7 million, RMB31.4 million and RMB267.9 million (US$42.0 million) in 2019, 2020 and 2021, respectively. Our net revenues in 2021 from one-time commissions, recurring management fees, recurring services fees and other service fees were RMB141.7 million (US$22.2 million), RMB102.5 million (US$16.1 million), RMB114.9 million (US$18.0 million) and nil, respectively.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. In 2019, 2020 and 2021, we provided wealth management product advisory services to 2,973, 1,700 and 1,248 active clients, respectively. In 2019, 2020 and 2021, the aggregate value of wealth management products we distributed reached RMB9.8 billion, RMB6.5 billion and RMB6.2 billion (US$1.0 billion), respectively. We believe our clients are loyal to our brand and services. Among our active clients in 2019, 2020 and 2021, approximately 75.0%, 83.1% and 83.3% of them previously purchased wealth management products that we distribute at least once before their latest purchase, demonstrating our client retention abilities.

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

We place heavy emphasis on recruiting, training and motivating our advisors and other client service team members. Our wealth management product advisors are primarily recruited from private banking teams of both domestic and foreign banks, and other domestic third-party wealth management service providers with an average of approximately 7.3 years of wealth management product advisory industry experience. Our wealth management product advisors are qualified to provide wealth management services, while many of them possess industry-recognized certifications, including CFP, CFA and qualifications to conduct securities, fund and insurance businesses. We require these wealth management product advisors to possess necessary knowledge of financial products and a good understanding of the PRC economy and various market trends. We sponsor regularly scheduled information sessions, seminars, workshops and other training events for various levels of our service teams to keep them informed of the latest market trends, familiarize them with new product types and improve their marketing and advisory skills. From time to time, we organize company-wide conferences where our in-house experts work with third-party consultants to design and offer comprehensive training to our mid-level-and-above management. In addition, by implementing a team structure for our client services, we consciously encourage virtuous competition among the client managers to retain the personnel with the best client development abilities. Compensation of our service team members is largely performance-based. A large part of their compensation is linked to the number of new clients that they bring in and the amount of investment made by our clients following their advice.

Our coverage networks

With our network of 22 client centers in 22 economically vibrant cities in mainland China and Hong Kong as of December 31, 2021, we bring our services closer to our clients by maintaining a physical presence in key markets in China, primarily covering the Bohai Rim, the Yangtze River Delta and the Pearl River Delta. We strategically locate our client centers in cities with high concentrations of high-net-worth individuals, strong growth potential and sufficient supply of industry talents. As of December 31, 2021, we operated 22 client centers in mainland China and Hong Kong.

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

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2021.

	As of December 31,
	2019	2020	2021
Product Categories (Asset Under Management(1))%		%	%
Fixed Income Products	32	30	31
Private equity and venture capital fund products	63	63	61
Public Market Products	2	3	5
Other Products	3	4	3

(1)

Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total AUM was RMB41.8 billion, RMB33.8 billion and RMB31.3 billion (US$4.9 billion) as of December 31, 2019, 2020 and 2021, respectively.

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

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2021, we sourced products from 9 domestic and 14 overseas product providers for recommendation to our clients. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend the following categories of products, whose underlying assets may overlap with each other:

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

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 100%, 100% and 100% of the total transaction value of all fixed income products we distributed in 2019, 2020 and 2021, respectively. The total transaction value of the secondary market equity fund products accounted for around 26% of the total transaction value of all the products we distributed in 2021. A significant percentage of the total transaction value of all private equity and venture capital products we distributed in 2021 were invested in health care and high-tech related assets. The total transaction value of the real estate-related products we distributed (including fixed income products and private equity and venture capital products) accounted for 64.5% of the total transaction value of all products we distributed in 2021. All of those products are secured by the equity interests of the project company or the guarantees provided by the project company’s affiliates. Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential. To cater to the investment preferences of our clients, many of the real estate development-related products that we select have underlying projects in economically developed areas in China or other populous areas in China with promising economic growth potential. In 2019 and 2020, 5.4% and 13.7%, respectively, of the aggregate amount of the real estate development-related products we distributed were to fund projects in Beijing, Xi’an, Shanghai and Suzhou. In 2021, we initiated product transformation and started to reduce the proportion of our investment in the real estate-related assets while increasing in secondary market equity fund products, private equity products, and other products.

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

Seventeen of the products that we distributed in 2021 were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB0.6 billion, RMB0.7 billion and RMB0.7 million (US$0.1 billion) as of December 31, 2019, 2020 and 2021, respectively. None of these products, if redeemed, will require a refund of the applicable fees we collected.

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. As of December 31, 2021, the team was comprised of 99 members. We started to develop products in-house in 2013. In terms of value, approximately RMB9.2 billion, RMB6.4 billion and RMB6.2 million (US$1.0 billion) of the products that we distributed in 2019, 2020 and 2021, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Offline Marketing Activities. In order to attract new clients and foster client loyalty, all of our clients are members of our high-end membership club, Paikehui (派客会). The membership is free of charge. Through Paikehui we organize frequent and targeted high-profile events, such as product roadshows in cities across China and one-on-one wealth management salons from time to time. These events enable us to present our market outlook and introduce products while affording our members the opportunity to socialize with other Paikehui members. These events are often co-organized by our business partners and well-established industry players, such as top-ranked real estate developers, financial institutions and reputable opinion leaders to provide in-depth and up-to-date market insights and knowledge to our clients. In 2017, we organized a series of investment strategy conferences and forums. In 2018, we held the first Lujiazui Real Estate Finance Forum and a series of investment strategy conferences and forums. In 2019, we co-hosted a finance forum with Shanghai Development Research Foundation under the theme of challenges and responses to maintaining stable economic growth. In 2020, we co-hosted the 2020 China Economy Forum with Shanghai Development Research Foundation under the theme of China’s 14th national five-year plan. In 2021, we co-hosted the 2021 China Economy Forum with Shanghai Development Research Foundation under the theme of solid recovery against challenges. In April 2021, we held our VIP clients event to host ultra-high-net-worth individuals in Hangzhou. Some of our clients are also members of the J+ Club, a high-end membership club designated for our ultra-high-net-worth clients. We aim to build a financial ecosystem for those ultra-high-net-worth individuals through J+ Club by connecting them with famous economists, business leaders and successful investors. In August 2016, we organized our first group of members to attend the investment seminar hosted by the Wharton Business School in the United States. In August 2017, we held first annual celebration event of J+ Club in Sanya, Hainan Province.

Online Marketing Activities. To further promote our brand, we also take advantage of the Internet and various mobile social network applications, such as WeChat and Weibo, through which we introduce basic services information, market research and updates to our members. For example, one of our WeChat official accounts, Jupai Research Institution, delivers research results to its subscribers regularly. In 2021, we hosted most of our activities online due to the spread of COVID-19, and we invited certain economists to provide a series of online investment analysis through WeChat official accounts to our subscribers.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have 13 registered trademarks in China and seven registered domain names. Our registered domain names include jpinvestment.cn, jp-fund.com and jupaionline.com, among others.

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

Since January 1, 2022, the Asset Management Administration Measures and the Asset Management Plan Operation Measures have been fully implemented.

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

On December 30, 2020, the CSRC promulgated Several Provisions on Strengthening Supervision of Private Investment Fund, which, among other, (i) clarifies requirements on the name, business scope and line of business of private investment fund managers, (ii) updates the supervision on group private equity fund managers and specifies information disclosure requirements, (iii) specifies requirements on private offerings and qualified investors, (iv) prohibits from using property of the funds to engage in non-private investment activities, such as borrowing, loans or guarantees, extending loans under a cover of shareholding, or investing in prohibited or restricted projects, and (v) prohibiting private fund managers and practitioners from illegal self-financing, unfair treatment to fund properties and investors, and other similar activities and requires fund managers and private investment sales agencies to fulfill prudence and diligence obligations.

In addition, according to the notices issued by AMAC, if private fund managers encounter abnormal operation situations, special legal opinions shall be submitted within required time period. If the private fund managers fail to submit satisfied legal opinions, the registration of such private fund managers shall be de-

registered. In the event that any of the special legal opinions is not be accepted by the AMAC, such private fund manager registration may be cancelled.

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

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-

listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

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

Regulations on Privacy Protection and Cybersecurity

Regulations on Privacy Protection

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have enacted legislation on internet use to protect personal information from any unauthorized disclosure. The Network Information Protection Decision provides that electronic information that identifies a citizen or involves privacy of any citizen is protected by law and must not be unlawfully collected or provided to others. Internet content providers, or ICPs, are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes upon the lawful rights and interests of others. Depending on the nature of the violation, ICPs may face criminal charges or sanctions by PRC security authorities for such acts and may be ordered to suspend temporarily their services or have their licenses revoked.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means, excluding anonymized information. The Personal Information Protection Law provides that a personal information processor could process personal information only under prescribed circumstances such as with the consent of the individual concerned and where it is necessary for the conclusion or performance of a contract to which such individual is a party to the contract. If a personal information processor shall provide personal information to overseas parties, it shall complete security evaluation by the national network department and obtain personal information protection certification from professional institutions. We only collect basic client personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.

Regulations on Cybersecurity

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On December 28, 2021, the Cyberspace Administration of China together with other 12 departments jointly issued the Measures for Cybersecurity Review, or the Measures, which  became effective from February 15, 2022. The scope of review under the Measures extends to critical information infrastructure operators that intend to purchase internet products and services and data processing operators engaging in data processing activities, which affect or may affect national security. According to Article 7 of the Measures, network platform operators who possess personal information of over a million users shall apply to the Cybersecurity Review Office for cybersecurity reviews before listing in a foreign country. Besides, the Measures also provides that if the relevant authorities consider that certain network products and services, data processing activities affect or may affect national security, the authorities may initiate a cybersecurity review even if the operators do not have an obligation to report for a cybersecurity review under such circumstances. The Measures also elaborated the factors to be considered when assessing the national security risks of the relevant activities, including among others, risks of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country and risks of critical information infrastructure, core data, important data or a large amount of personal information data being affected, controlled and maliciously used by foreign governments after a foreign listing.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments), or the draft Regulations, and will accept public comments until December 13, 2021. The draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment. Currently, the Revised Draft and the draft Regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution. Specifically, internet companies in the PRC with bulletin boards, chat rooms or similar services must apply for specific approval prior to operating such services.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

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

According to the Announcement of the State Administration of Taxation No. 8, 2021, effective from January 1, 2021 to December 31, 2022, as for enterprise income tax for small-profit enterprises, they enjoy a discount of 12.5% for the part of taxable income less than RMB1.0 million at the preferential tax rate at 20% and a discount of 50% for the part of taxable income ranging from RMB1.0 million to RMB3.0 million for their annual taxable income, with a preferential tax rate of 20%.

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2022:

Notes:

(1)	The remaining 15% of the equity interest is owned by an unrelated party.
(2)

Shanghai Jupai is one of our VIEs. Mr. Jianda Ni, Dr. Weishi Yao, Mr. Keliang Li, Ms. Yacheng Shen and Ms. Yichi Zhang hold 67.7%, 10%, 8.3%, 8% and 6% of the equity interest in Shanghai Jupai, respectively.

(3)	Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng. Ms. Qimin Wu is our employee.
(4)	Shanghai Yedu is one of our VIEs. Ms. Qimin Wu and Mr. Guowen Zhang hold 70% and 30% of the equity interest in Shanghai Yedu. Both Ms. Qimin Wu and Mr. Guowen Zhang are our employees.

(5)	The remaining 15% of the equity interest is owned by an unrelated party.
(6)	The remaining 15% of the equity interest is owned by an unrelated party.

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

Equity Interest Pledge Agreement. Under the equity pledge agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated March 13, 2017, the shareholders pledged all of their equity interests in Shanghai E-Cheng to Shanghai Baoyi to guarantee the performance of all the obligations of Shanghai E-Cheng and its shareholders under the loan agreement, exclusive option agreement, voting rights proxy agreement and the exclusive support agreement. If Shanghai E-Cheng or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Upon the due registration, this pledge will remain effective until all the contractual obligations are performed and the guaranteed loan has been paid off.

Shareholder Voting Rights Proxy Agreement. Under the voting rights proxy agreement among Shanghai Baoyi, Shanghai E-Cheng and its shareholders dated March 13, 2017, each shareholder of Shanghai E-Cheng irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of his equity interests in Shanghai E-Cheng, including but not limited to the power to vote on its behalf on all matters of Shanghai E-Cheng requiring shareholder approval in accordance with the articles of association of Shanghai E-Cheng. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai Baoyi in a yearly basis.

Contractual Arrangement with Shanghai Yedu

Exclusive Business Operation Agreement. Under the exclusive business operation agreement between Shanghai Baoyi and Shanghai Yedu dated August 24, 2021, Shanghai Baoyi provides Shanghai Yedu with a series of technology and business support and relevant consulting services on an exclusive basis. Shanghai Yedu irrevocably and exclusively granted to Shanghai Baoyi an option to purchase at any time, to the extent permitted under PRC law, any and all of the assets of Shanghai Yedu at the lowest price permitted by PRC law. Shanghai Baoyi is entitled to receive service fees which shall be approximately equal to Shanghai Yedu’s net revenue. The term of the exclusive business operation agreement is 20 years and it may be extended with Shanghai Baoyi’s written confirmation. Shanghai Baoyi is entitled to terminate the agreement early at any time by sending a written notice 30 days in advance, for any reason whereas Shanghai Yedu cannot early terminate the agreement.

Exclusive Call Option Agreement. Under the exclusive call option agreement among Shanghai Baoyi, Shanghai Yedu and its shareholders dated August 24, 2021, each of the shareholders of Shanghai Yedu irrevocably and unconditionally granted to Shanghai Baoyi or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of their respective equity interests in Shanghai Yedu. Also, Shanghai Baoyi or its designee has the right to acquire any and all of the assets of Shanghai Yedu. The acquisition price for the shares or assets will be the corresponding capital contribution in Shanghai Yedu’s registered capital or the corresponding assets’ net booking value, or, if the minimum amount of consideration permitted under the PRC law is higher than the capital contribution or the net booking value, will be such minimum amount at the time of the exercise of the option. Without Shanghai Baoyi’s prior written consent, Shanghai Yedu’s shareholders cannot transfer their equity interests in Shanghai Yedu, and Shanghai Yedu cannot transfer its assets. The agreement will not be terminated until after all of the equity interest and assets of Shanghai Yedu have been transferred to Shanghai Baoyi or its designee.

Equity Interest Pledge Agreement. Under the equity pledge agreement among Shanghai Baoyi, Shanghai Yedu and its shareholders dated August 24, 2021, the shareholders of Shanghai Yedu pledged all of their equity interests in Shanghai Yedu to Shanghai Baoyi to guarantee the performance of all of their obligations and the obligations of Shanghai Yedu under the exclusive business option agreement, voting rights proxy agreement and the exclusive call option agreement. If Shanghai Yedu or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Upon the due registration, this pledge will remain effective until all the contractual obligations are performed and the guaranteed loan has been paid off.

Shareholder Voting Rights Proxy Agreement. Under the shareholder voting rights proxy agreement among Shanghai Baoyi, Shanghai Yedu and its shareholders dated August 24, 2021, each shareholder of Shanghai Yedu irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of their respective equity interests in Shanghai Yedu, including but not limited to the power to vote on its behalf on all matters of Shanghai Yedu requiring shareholder approval in accordance with the articles of association of Shanghai Yedu. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai Baoyi on a yearly basis.

In the opinion of our PRC counsel, Yuan Tai Law Offices, the contractual arrangements with respect to Shanghai Jupai, Shanghai E-Cheng and Shanghai Yedu are valid, binding and enforceable in accordance with their terms under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.	Property, Plant and Equipment

Our principal executive offices are located on premises comprising approximately 6,590 square meters in Shanghai, China. As of December 31, 2021, we have in aggregate 22 client centers in 22 cities in mainland China and Hong Kong. We lease most of our premises from unrelated third parties. Most of the lessors for the leased premises either has valid title to the property and each lessor has proper authorization from the title owner to sublease the property. Below is a summary of the term of our leases by cities and we may renew these leases when they expire or relocate upon equal or more favorable leasing terms:

Property	Term

Shanghai premises	Starting from	June 1, 2019	to	October 31,2022
	Expiring from	July 31, 2021	to	October 31, 2022
Beijing premises		September 1, 2021	to	August 31, 2024
Hangzhou premises		October 1, 2019	to	September 30, 2022
Tianjin premises		January 1, 2020	to	December 31, 2022
Dongguan premise		April 11, 2020	to	April 10, 2022
Hong Kong premise		March 1, 2022	to	December 31, 2022
Suzhou premises		March 1, 2021	to	February 28, 2023
Xiamen premise		June 15, 2021	to	June 14, 2024
Chengdu premise		November 1, 2021	to	April 30, 2022
Chongqing premise		January 1, 2021	to	December 31, 2022
Guangzhou premise		June 16, 2021	to	June 15, 2024
Qingdao premise		April 1, 2021	to	March 31, 2022
Quanzhou premise		May 1, 2021	to	April 30, 2022
Wuhan premise		June 1, 2020	to	May 31, 2022
Yiwu premise		January 20, 2022	to	January 19, 2024
Xi’an premise		January 1, 2022	to	December 31, 2022
Jiangyin premise		February 26, 2019	to	February 25, 2024
Dalian premise		October 1, 2021	to	September 30, 2024
Changshu premise		July 20, 2021	to	July 19, 2022
Huhhot premise		April 1, 2021	to	March 31, 2023
Putian premise		February 1, 2021	to	January 31, 2022
Taiyuan premise		April 1, 2021	to	March 31, 2023

The lease agreements typically have terms of approximately one to five years that are renewable by the parties subject to early termination. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are a leading third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. In 2019, 2020 and 2021, the aggregate value of wealth management products we distributed to our clients reached RMB9.8 billion, RMB6.5 billion and RMB6.2 billion (US$1.0 billion), respectively. Our established wealth management product advisory services operation is complemented by our asset management capabilities. The amount of assets under our sole or shared management reached RMB31.3 billion (US$4.9 billion) as of December 31, 2021.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. Prior to 2015, we derived substantially all of our revenues from one-time commissions received from distribution of fixed income products in connection with our wealth management product related services. As we grow our asset management capabilities and further diversify our product offerings, we derive an increasingly larger proportion of recurring management fees for our wealth management product related and asset management services beginning in 2013. Starting from 2016, we offered consulting services to some peer firms in the asset management industry and other companies seeking for equity investments. We charged those firms and companies service fees for our services, which are negotiated on a case-by-case basis depending on the nature and extent of our services. In 2019, 2020 and 2021, our one-time commissions and other service fees in combination accounted for 42.3%, 41.8% and 39.5% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 57.7%, 58.2% and 60.5% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB42.4 million (US$6.7 million) and accounted for 11.8% of our total net revenues in 2021.

Our net revenues decreased from RMB0.8 billion in 2019, RMB0.4 billion in 2020 and RMB359.1 million (US$56.3 million) in 2021. We recorded a net loss attributable to our shareholders of RMB164.7 million, RMB31.4 million and RMB267.9 million (US$42.0 million) in 2019, 2020 and 2021, respectively.

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
One-time commission	318,853,996	40.5	162,151,804	41.8	141,700,366	22,235,880	39.5
Related party	60,352,190	7.7	58,151,175	15.0	13,421,106	2,106,064	3.7
Third party	258,501,806	32.8	104,000,629	26.8	128,279,260	20,129,816	35.8
Recurring service fee	114,542,160	14.6	128,028,205	33.0	114,890,626	18,028,846	32.0
Related party	1,424,854	0.2	20,138,903	5.2	9,983,297	1,566,597	2.8
Third party	113,117,306	14.4	107,889,302	27.8	104,907,329	16,462,249	29.2
Recurring management fees(1)	338,646,568	43.1	97,991,734	25.2	102,463,147	16,078,704	28.5
Related party	338,646,568	43.1	97,991,734	25.2	102,463,147	16,078,704	28.5
Third party	—	—	—	—	—	—	—
Other service fee	13,904,488	1.8	—	—	—	—	—
Related party	—	—	—	—	—	—	—
Third party	13,904,488	1.8	—	—	—	—	—
Net revenues	785,947,212	100.0	388,171,743	100.0	359,054,139	56,343,430	100.0

Note:

(1)	We recognized RMB159.0 million, RMB24.3 million and RMB42.4 million (US$6.7 million) carried interest as part of our recurring service and management fees in 2019, 2020 and 2021, respectively.

One-Time Commissions. We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced consecutive declines from 2019 to 2021, primarily due to decreases in the aggregate value of wealth management products we distributed. One-time commission as a percentage of our total net revenues remain above 39.5%.

Recurring Service Fees. During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. In 2019, 2020 and 2021, we recorded RMB2.1 million, RMB10.6 million and RMB31.8 million (US$5.0 million) of such performance fees, respectively. From 2020 to 2021, recurring service fee decreased as we provided on-going services to less product suppliers.

Recurring Management Fees. We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. The amount of recurring management fee revenues increased from 2020 to 2021 due to the change in product mix. The amount of assets under our sole or shared management declined from RMB41.8 billion in 2019 to RMB33.8 billion in 2020 and to RMB31.3 billion (US$4.9 billion) in 2021. As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB156.9 million, RMB13.7 million and RMB10.6 million (US$1.7 million) in 2019, 2020 and 2021, respectively.

Other Service Fees. Other service fees refer to revenue generated from consulting services provided to peers in asset management industry and other companies seeking for equity investments. Service fees are negotiated case by case, and are specified in agreements before service are provided. Revenue is recognized upon completion of the services and when it becomes probable that a significant impact in the amount of revenue will not occur. In 2019, 2020 and 2021, the amount of other service fees was RMB13.9 million, nil and nil, respectively.

While we expect that our one-time commissions and recurring management fees will continue to account for a significant portion of our net revenues, we saw a decline in revenues from one-time commissions due to a decrease in the aggregate value of wealth management products we distributed.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2019, 2020 and 2021, we incurred channel fees in the amount of RMB19.1 million, RMB2.0 million and nil, respectively.

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

	Year Ended December 31,
	2019		2020		2021
Product type	RMB in millions	% (1)	RMB in millions	% (1)	RMB in millions	US$ in millions	% (1)
	(in millions, except for percentage)
Fixed income products	7,219	73.5	4,116	63.7	4,027	632	64.5
Private equity and venture capital fund products	1,526	15.5	1,017	15.8	344	54	5.5
Public market products	291	3.0	1,173	18.2	1,616	254	25.9
Other products	791	8.0	147	2.3	253	40	4.1
All products	9,827	100.0	6,453	100.0	6,240	980	100.0

(1)	The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB9.2 billion, RMB6.4 billion and RMB6.2 billion (US$1.0 billion) of the products that we distributed in 2019, 2020 and 2021, respectively, were either products developed and managed by us or third-party products that we helped design.

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

2021 compared to 2020

	As of December 31,
	2020		Inflows	Outflows	2021
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	Balance (US$ in millions)	% (1)
Fixed income products	10,148.9	30.0	4,026.9	(4,509.2)	9,666.6	1,516.9	30.9
Private equity and venture capital fund products	21,549.2	63.7	343.5	(2,864.7)	19,028.0	2,985.9	60.8
Public market products	968.2	2.9	719.62	(213.4)	1,474.5	231.4	4.7
Other products	1,162.9	3.4	0.0	(10.5)	1,152.4	180.8	3.6
All products	33,829.2	100.0	5,090.0	(7,597.8)	31,321.5	4,915.0	100.0

(1)	The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB31.3 billion (US$4.9 billion) as of December 31, 2021, a decrease of RMB2.5 billion (US$0.4 billion), or 7.4%, from RMB33.8 billion as of December 31, 2020. The net decrease was due to:

Inflows of RMB5.1 billion (US$0.8 billion) contributions related to:

•	RMB4.0 billion (US$0.6 billion) in fixed income products primarily due to RMB4.0 billion (US$0.6 billion) raised for products with underlying assets in real estate;
•	RMB0.7 billion (US$0.1 billion) in public market products contributed by RMB0.7 billion (US$0.1 billion) raised for products in private placement related fund.

Outflows of RMB7.6 billion (US$1.2 billion) attributable to:

•	RMB4.5 billion (US$0.7 billion) in fixed income products primarily due to RMB4.5 billion (US$0.7 billion) liquidation of products with underlying assets in real estate upon maturity; and
•	RMB2.9 billion (US$0.5 billion) in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB2.3 billion (US$0.4 billion).

2020 compared to 2019

	As of December 31,
	2019		Inflows	Outflows	2020
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	13,454.4	32.2	4,116.4	(7,421.9)	10,148.9	30.0
Private equity and venture capital fund products	26,294.0	62.9	1,017.0	(5,761.8)	21,549.2	63.7
Public market products	928.7	2.2	342.0	(302.5)	968.2	2.9
Other products	1,147.4	2.7	20.3	(4.8)	1,162.9	3.4
All products	41,824.5	100.0	5,495.7	(13,491.0)	33,829.2	100.0

(7)	The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB33.8 billion as of December 31, 2020, a decrease of RMB8.0 billion, or 19%, from RMB41.8 billion as of December 31, 2019. The net decrease was due to:

Inflows of RMB5.5 billion contributions related to:

•	RMB4.1 billion in fixed income products primarily due to RMB4.1 billion raised for products with underlying assets in real estate;
•

RMB1.0 billion in private equity and venture capital fund products contributed by RMB1.0 billion  raised for products in real estate, and the remaining in various industries, such as consumer discretionary industry, healthcare, telecommunication, media and technology industry;

Outflows of RMB13.5 billion attributable to:

•	RMB7.4 billion in fixed income products primarily due to RMB7.4 billion liquidation of products with underlying assets in real estate upon maturity; and
•	RMB5.8 billion in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB4.3 billion.

2019 compared to 2018

	As of December 31,
	2018		Inflows	Outflows	2019
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	19,845.8	35.0	7,219.6	(13,611.1)	13,454.4	32.2
Private equity and venture capital fund products	34,033.0	60.0	1,525.5	(9,264.5)	26,294.0	62.9
Public market products	1,657.5	2.9	1.0	(729.8)	928.7	2.2
Other products	1,215.5	2.1	180.9	(249.0)	1,147.4	2.7
All products	56,751.9	100.0	8,927.0	(23,854.4)	41,824.5	100.0

(1)	The sum of the following percentages does not necessarily equal 100% due to rounding.

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

Fee Rates. Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The tenure of fixed income products we distributed in 2021 typically ranges from three months to fifteen months. The one-time commission rates we charge on fixed income products typically range from 0.5% to 4.5%. The recurring service fee rates that we charge on fixed income products are within the range of 0.3% to 3.0% per year. The tenure of equity related products we distributed in 2021 typically ranges from one year to four years. The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1.0% to 3.5%. The recurring service fee rates that we charge on equity related products are within the range of 0.3% to 1.5% annually. We do not charge our counterparts fees at fixed rates for our consulting service to earn other service fee. Each cooperation’s fee level is subject to deal-by-deal negotiation depending on the nature and extent of the relevant cooperation.

The table below sets forth the weighted average recurring management fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2019	2020	2021
Product type	%	%	%
Fixed income products	0.56	0.44	0.58
Private equity and venture capital fund products	0.62	0.61	0.52
Public market products	0.56	0.66	0.73
Other products	0.72	0.59	0.58
All products	0.60	0.56	0.55

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff decreased from 911 as of December 31, 2019 to 580 as of December 31, 2020 and further decreased to 459 as of December 31, 2021. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 51, 31 and 22 client centers as of December 31, 2019, 2020 and 2021, respectively. Our rental expenses in 2021 have also decreased in line with the decrease in the total office area of our client centers.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Operating costs and expenses:
Cost of revenues	481,746,067	61.3	205,634,704	53.0	156,114,484	24,497,769	43.4
Selling expenses	206,777,405	26.3	84,903,304	21.9	90,062,565	14,132,782	25.1
General and administrative and expenses	265,527,496	33.8	153,650,898	39.6	119,449,923	18,744,300	33.3
Government subsidies	(31,429,802)	(4.0)	(21,590,703)	(5.6)	(5,397,270)	(846,949)	(1.5)
Total operating costs and expenses	922,621,166	117.4	422,598,203	108.9	360,229,702	56,527,902	100.3

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

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues	387,870,253	212,783,752	234,173,007	36,746,855
Related party revenues	402,889,899	177,025,427	126,399,990	19,834,917
Total revenues	790,760,152	389,809,179	360,572,997	56,581,772
Business taxes and related surcharges	(4,812,940)	(1,637,436)	(1,518,858)	(238,342)
Net revenues	785,947,212	388,171,743	359,054,139	56,343,430
Operating cost and expenses:
Cost of revenues	(481,746,067)	(205,634,704)	(156,114,484)	(24,497,769)
Selling expenses	(206,777,405)	(84,903,304)	(90,062,565)	(14,132,782)
General and administrative expenses	(265,527,496)	(153,650,898)	(119,449,923)	(18,744,300)
Government subsidies	31,429,802	21,590,703	5,397,270	846,949
Total operating cost and expenses	(922,621,166)	(422,598,203)	(360,229,702)	(56,527,902)
Loss from operations	(136,673,954)	(34,426,460)	(1,175,563)	(184,472)
Other income (loss):
Interest income	6,136,600	5,162,441	7,515,933	1,179,414
Investment income (loss)	12,627,142	(7,333,446)	(12,261,086)	(1,924,032)
Loss on litigation	—	—	(282,450,000)	(44,322,568)
Exchange gain (loss)	3,409,000	2,382,302	(32,782)	(5,144)
Total other income (loss)	22,172,742	211,297	(287,227,935)	(45,072,330)
Loss before taxes and loss from equity in affiliates	(114,501,212)	(34,215,163)	(288,403,498)	(45,256,802)
Income tax expense	(52,944,639)	(796,524)	(2,345,334)	(368,034)
Loss from equity in affiliates	(5,015,063)	(1,612,759)	(3,888,959)	(610,263)
Net loss	(172,460,914)	(36,624,446)	(294,637,791)	(46,235,099)
Net loss attributable to non-controlling interests	7,774,839	5,256,798	26,776,069	4,201,750
Net loss attributable to ordinary shareholders	(164,686,075)	(31,367,648)	(267,861,722)	(42,033,349)

2021 Compared to 2020

Net Revenues. Our net revenues decreased by 7.5% from RMB0.4 billion in 2020 to RMB359.1 million (US$56.3 million) in 2021.

Our net revenues from one-time commissions decreased by 12.6% from RMB162.2 million in 2020 to RMB141.7 million (US$22.2 million) in 2021, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 10.3% from RMB128.0 million in 2020 to RMB114.9 million (US$18.0 million) in 2021 primarily because we provided ongoing services to less products in 2021. As part of the recurring services fees, our recognized variable performance fees increased from RMB10.6 million in 2020 to RMB31.8 million (US$5.0 million) in 2021.

Our net revenues from recurring management fees increased by 4.6% from RMB98.0 million in 2020 to RMB102.5 million (US$16.1 million) in 2021, which was primarily attributable to the change in product mix. In 2020 and 2021, RMB13.7 million and RMB10.6 million (US$1.7 million) carried interest was recognized as part of our recurring management fees, respectively.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 14.8% from RMB422.6 million in 2020 to RMB360.2 million (US$56.5 million) in 2021, primarily due to the decreases in cost of revenues and general and administrative expenses.

•

Cost of Revenues. Cost of revenues decreased by 24.1% from RMB205.6 million in 2020 to RMB156.1 million (US$24.5 million) in 2021, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.

•	Selling Expenses. Our selling expenses increased by 6.1% from RMB84.9 million in 2020 to RMB90.1 million (US$14.1 million) in 2021, primarily due to increases in marketing and promotion expenses.
•

General and Administrative Expenses. Our general and administrative expenses decreased by 22.3% from RMB153.7 million in 2020 to RMB119.4 million (US$18.7 million) in 2021, due to the continuous improvement in our operating efficiency.

•	Government Subsidies. Government subsidies decreased by 75.0% from RMB21.6 million in 2020 to RMB5.4 million (US$0.8 million) in 2021.

Other Income and Expenses. We had total other income of RMB0.2 million in 2020, compared to total other loss of RMB287.2 million (US$45.1 million) in 2021. The change was primarily due to a provision of RMB282.5 million incurred in relation to lawsuits related to Juzhou Assets. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Legal or administrative proceedings or allegations against us or our management could have a material adverse impact on our reputation, results of operations, financial condition and liquidity.”

Loss from Equity in Affiliates. Our loss from equity in affiliates increased from RMB1.6 million in 2020 to RMB3.9 million (US$0.6 million) in 2021, which was mainly due to an increase of impairment of investment in affiliates from RMB1.3 million in 2020 to RMB2.6 million (US$0.4 million) in 2021.

Income Tax Expense. Our income tax expense increased by 194.4% from RMB0.8 million in 2020 to RMB2.3 million (US$0.4 million) in 2021, mainly due to an increase in taxable income.

Net Loss. As a result of the above, we recorded a net loss of RMB294.6 million (US$46.2 million) in 2021, as compared to a net loss of RMB36.6 million in 2020.

2020 Compared to 2019

Net Revenues. Our net revenues decreased by 50.6% from RMB0.8 billion in 2019 to RMB0.4 billion in 2020.

Our net revenues from one-time commissions decreased by 49.1% from RMB318.9 million in 2019 to RMB162.2 million in 2020, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees increased by 11.8% from RMB114.5 million in 2019 to RMB128.0 million in 2020 because we provided ongoing services to more products in 2020. As part of the recurring services fees, our recognized variable performance fees increased from RMB2.1 million in 2019 to RMB10.6 million in 2020.

Our net revenues from recurring management fees decreased by 71.1% from RMB338.6 million in 2019 to RMB98.0 million in 2020, which was primarily attributable to the decrease in the value of AUM in 2020 as compared with 2019. In 2019 and 2020, RMB156.9 million and RMB13.7 million carried interest was recognized as part of our recurring management fees, respectively.

Starting from 2016, we began to earn other service fees from providing consulting services to peer firms in the asset management industry and other companies seeking for equity investments. In 2019 and 2020, we generated other services fees of RMB13.9 million and nil, respectively.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 54.2% from RMB922.6 million in 2019 to RMB422.6 million in 2020, primarily due to the decreases in cost of revenues and selling expenses.

•

Cost of Revenues. Cost of revenues decreased by 57.3% from RMB481.7 million in 2019 to RMB205.6 million in 2020, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.

•

Selling Expenses. Our selling expenses decreased by 58.9% from RMB206.8 million in 2019 to RMB84.9 million in 2020, primarily due to decreases in marketing and promotion expenses, primarily attributable to our decrease of revenues.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 42.1% from RMB265.5 million in 2019 to RMB153.7 million in 2020, due to the continuous improvement in our operating efficiency.

•	Government Subsidies. Government subsidies decreased by 31.3% from RMB31.4 million in 2019 to RMB21.6 million in 2020.

Other Income and Expenses. Our total other income decreased from RMB22.2 million in 2019 to RMB0.2 million in 2020, primarily due to a decrease of RMB20.0 million in investment income.

Loss from Equity in Affiliates. Our loss from equity in affiliates decreased from RMB5.0 million in 2019 to RMB1.6 million in 2020, which was mainly due to a decrease of impairment of investment in affiliates from RMB2.7 million in 2019 to RMB1.3 million in 2020.

Income Tax Expense. Our income tax expense decreased by 98.5% from RMB52.9 million in 2019 to RMB0.8 million in 2020, mainly due to the utilization of taxable losses.

Net Loss. As a result of the above, we recorded a net loss of RMB36.6 million in 2020, as compared to a net loss of RMB172.5 million in 2019.

B.	Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2019, 2020 and 2021 were for operating, financing and investing activities. As of December 31, 2021, we had RMB0.6 billion (US$0.1 billion) in cash, cash equivalents and restricted cash. Approximately 63.9% of our cash, cash equivalent and restricted cash as of December 31, 2021 was held in China, more than 32.3% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2021, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Summary of Statement of Cash Flow Data
Net cash provided by (used in) operating activities	(213,255,822)	535,459	(26,107,120)	(4,096,778)
Net cash used in investing activities	(365,663,454)	(32,428,482)	(9,859,492)	(1,547,170)
Net cash provided by (used in) financing activities	29,636	(7,085,100)	(4,462,990)	(700,341)
Effect of exchange rate changes	(11,369,704)	(16,091,630)	(4,707,092)	(738,643)
Net decrease in cash, cash equivalent and restricted cash	(590,259,344)	(55,069,753)	(45,136,694)	(7,082,932)
Cash, cash equivalents and restricted cash — beginning of the year	1,302,565,042	712,305,698	657,235,945	103,134,662
Cash, cash equivalents and restricted cash — end of the year	712,305,698	657,235,945	612,099,251	96,051,730

Operating Activities

Net cash used in operating activities in 2021 was RMB26.1 million (US$4.1 million), primarily attributable to a net loss of RMB294.6 million (US$46.2 million) and a net increase of RMB230.5 million (US$36.2 million) due to change in working capital, offset by non-cash items of RMB38.0 million (US$5.9 million). The change in working capital was primarily attributable to an increase of RMB272.1 million (US$42.7 million) in other current liabilities, partially offset by a decrease of RMB21.3 million (US$3.3 million) in accrued payroll and welfare expenses and a decline of RMB15.8 million (US$2.5 million) in deferred revenue.

Net cash provided by operating activities in 2020 was RMB0.5 million, primarily attributable to a net loss of RMB36.6 million and a net decrease of RMB6.1 million due to change in working capital, offset by non-cash items of RMB43.2 million. The change in working capital was primarily attributable to a decline of RMB51.3 million in deferred revenue and a decrease of RMB7.3 million in other current liabilities in aggregate, partially offset by an increase of RMB49.8 million in amount due from related parties.

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

Investing Activities

Net cash used in investing activities in 2021 was RMB9.9 million (US$1.5 million). Our investments consist primarily of purchases of property, plant, equipment, loan origination and investments, which, in the aggregate, accounted for cash out-flow of RMB73.1 million (US$11.4 million), partially offset by proceeds from investments and loan collection of RMB63.2 million (US$9.9 million).

Net cash used in investing activities in 2020 was RMB32.4 million. Our investments consist primarily of purchases of property, plant, equipment and loan origination, which, in the aggregate, accounted for cash out-flow of RMB62.1 million, partially offset by proceeds from investments and loan collection of RMB29.7 million.

Net cash used in investing activities in 2019 was RMB365.7 million. Our investments consist primarily of purchases of property, plant, equipment, loan to related parties and investments, which, in the aggregate, accounted for cash out-flow of RMB472.2 million, partially offset by proceeds from investments and loan collection of RMB106.5 million.

Financing Activities

Net cash used in financing activities in 2021 was RMB4.5 million (US$0.7 million), primarily attributable to the shares repurchase.

Net cash used in financing activities in 2020 was RMB7.1 million, primarily attributable to the shares repurchase.

Net cash provided by financing activities in 2019 was RMB29.6 thousand, primarily attributable to the option exercise.

Cash Requirements

Our material cash requirements mainly include contractual obligations and capital expenditures.

Capital expenditures

Our capital expenditures were RMB13.2 million, RMB2.1 million and RMB5.7 million (US$0.9 million) in 2019, 2020 and 2021, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2021:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	29,459,838	18,409,478	11,050,360	—	—
Other long term liabilities(1)	38,546,000	38,546,000	—	—	—
Total	68,005,838	56,955,478	11,050,360	—	—

(1)	Represents our obligations to provide capital injections to certain equity method investees.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Such critical estimates are discussed below. For further information on our other significant accounting estimates, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Loss on Litigation

On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, we use best estimate to determine if it is probable that we will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. We accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

Critical Accounting Policies

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

As of December 31, 2020 and 2021, total amount of deferred revenue are RMB31.7 million and RMB15.9 (US$2.5 million), respectively, of which RMB19.0 million and RMB14.4 million (US$2.3 million) estimated to be recognized within one year, RMB12.7 million and RMB1.5 million (US$0.2 million) over one year to two years.

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of RMB2.7 million, RMB1.3 million and RMB2.6 million (US$0.4 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

Accounts Receivable and Amounts Due from Related Parties

Accounts receivable and amounts due from related parties mainly represent loan to related parties, amounts due from product providers, underlying corporate borrowers or funds managed by us and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of RMB59.2 million, RMB11.1 million and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Since we acquired Scepter Pacific in July 2015, Scepter Pacific, its subsidiaries, the VIE of Shanghai Baoyi and that VIE’s subsidiaries have been included in our consolidated financial statements. Scepter Pacific is engaged in the asset management service business. Foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China. However, according to local business practice, as a general partner of a fund, Scepter Pacific must invest into the fund as a general partner. Some investments of the fund managed by the Scepter Pacific are in the industries listed in the Negative List and as a result, none of the investors can be foreign-invested enterprises. Therefore, Scepter Pacific provides asset management services through its VIEs and the VIEs’ subsidiaries. To provide Scepter Pacific effective control over, and the ability to receive substantially all of the economic benefits of, its VIEs and its subsidiaries, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai E-Cheng, and the shareholders of Shanghai E-Cheng. On August 24, 2021, Shanghai Yedu acquired the whole equity interest of Shanghai Yidexin Equity Investment Management Co., Ltd. from Shanghai E-Cheng. On the same date, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and its shareholders in order to exercise effective control over Shanghai Yidexin Equity Investment Management Co., Ltd.

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

As of December 31, 2021, operating loss carried forward amounted to RMB229.6 million (US$36.0 million) for the PRC and HK income tax purposes. The loss carrying forward will begin to expire this year. Valuation allowance of RMB56.5 million (US$8.9 million) was recorded as of December 31, 2021 for the entities that are not more likely than not to realize the net operating loss carry forwards and deferred tax assets.

Recently Issued and Adopted Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies — (ac) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	59	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	54	Director
Guoping Yang	66	Independent Director
Bang Zhang	54	Independent Director
Hongchao Zhu	62	Independent Director
Min Liu	48	Chief Financial Officer

Mr. Jianda Ni has served as our chairman of the board since April 2015, and as our chief executive officer since May 2017 and previously from April 2015 to February 2017. Prior to joining our company, he served as the chairman of Shanghai Industrial Holdings Limited, or SIHL, from July 2010, an executive director of SIHL from

February 2014 and an executive director of Shanghai Industrial Investment (Holdings) Co., Ltd. from November 2013. Prior to July 2010, he was a deputy chief executive officer of SIHL. In the past, Mr. Ni also served as a director and the president of Shanghai Urban Development and the general manager of Shanghai Xuhui Real Estate Management Co., Ltd., the deputy general manager of Shanghai Urban Development and the general manager of the real estate department of China Huayuan Group Ltd. Mr. Ni received a bachelor’s degree from Shanghai University and a master’s degree in business administration from La Trobe University of Australia.

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 25 years of experience in China’s real estate industry. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as the executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-House and a NYSE-listed company, since its inception. Mr. Zhou has been the executive director and chairman of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House, since February 2010. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, a director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and the chairman of Real Estate Service Committee of China Real Estate Association. He is also a rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor’s degree from Shanghai Industrial University in China.

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. since October 1988 and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. since January 1992. Mr. Yang has also served as the vice chairman of the board of Shanghai Jiao Da Onlly Co., Ltd. since April 2020 and Shenzhen Capital Group Co., Ltd. since May 2020. Prior to that, he served as the chairman of the board of Shanghai Jiao Da Onlly Co., Ltd. and an independent director at Shenzhen Capital Group Co., Ltd. Mr. Yang also serves as a director at Shanghai Dazhong Gas Co., Ltd., Shanghai Jiao Yun Co., Ltd., Nanjing Public Utilities Development Co., Ltd. and Shanghai Songz Automobile Air Conditioning Co., Ltd. and an independent director at Bright Real Estate Group Co., Ltd. Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as an independent director of E-House (China) Holdings Limited (HKG: 2048) since July 2018. Mr. Zhang served as the chief corporate officer at Octave Institute from 2018 to 2021, an independent director of China Cache International Holdings Limited (Nasdaq: CCIH) from August 2017 to November 2020, the chief financial officer at DG Group from 2016 to 2017, and the chief financial officer at Golden Jaguar from 2013 to 2015. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

Mr. Hongchao Zhu has served as our independent director since July 2015. Mr. Zhu has served as an independent director of E-House (China) Holdings Limited since August 2007. Mr. Zhu is a founding partner and senior partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu is now an arbitrator of Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) and Shanghai Arbitration Commission. Mr. Zhu is a vice president of Procedural Law Research Association of Shanghai Law Society. Mr. Zhu is also a mediator of Shanghai Commercial Mediation Center. Mr. Zhu received his master’s and bachelor’s degrees in law from Fudan University in China.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB8.5 million (US$1.3 million) in cash to our executive officers, and approximately RMB1.0 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2022, options to acquire a total of 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted and options to acquire 7,804,497 ordinary shares and 791,616 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2022, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Restricted Shares Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jianda Ni	*	US$1.00	April 21, 2015	April 1, 2025
Jianda Ni	*	—	August 26, 2015	August 25, 2025
Xin Zhou	*	US$0.66	July 16, 2015	August 7, 2024
Guoping Yang	*	—	August 26, 2015	August 25, 2025
Bang Zhang	*	—	August 26, 2015	August 25, 2025
Hongchao Zhu	*	—	August 26, 2015	August 25, 2025
Hongchao Zhu	*	US$0.66	July 16, 2015	August 7, 2024
Min Liu	*	US$0.48	July 1, 2014	June 30, 2024
Min Liu	*	—	February 27, 2017	February 26, 2027
Total	4,317,084

(1)	*Less than 1% of our total outstanding share capital.

As of March 31, 2022, other employees as a group held options/restricted shares to purchase 6,450,111 ordinary shares of our company, with the exercise prices ranging from nil to US$1.1 per ordinary share.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Hongchao Zhu and Guoping Yang. Hongchao Zhu is the chairperson of our nominating and corporate governance committee. Hongchao Zhu and Guoping Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

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

We had 911, 580 and 459 employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the number of our employees by function as of December 31, 2021:

Functional Area	Number of Employees	%(1) of Total
Wealth Management	214	47%
Product Sourcing, Monitoring and Development	99	22%
Marketing	11	2%
Management and Administration	135	29%
Total	459	100%

(1)	The sum of the following percentages does not necessarily equal 100% due to rounding.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 191,052,818 ordinary shares outstanding as of March 31, 2022, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

	Ordinary Shares Beneficially Owned
	Number	Percentage
Directors and Executive Officers:**
Jianda Ni(1)	26,596,794	13.8
Xin Zhou(2)	43,884,591	23.0
Guoping Yang(3)	*	*
Bang Zhang(4)	*	*
Hongchao Zhu(5)	*	*
Min Liu(6)	4,886,112	2.5
All Directors and Executive Officers as a Group	75,997,701	39.3
Principal Shareholders:
E-House (China) Holdings Limited(2)(7)	43,809,591	22.9
Tianxiang Hu(8)	32,773,912	16.8
SINA Corporation(9)	21,798,340	11.4
UBS(10)	19,340,406	10.1
High-Gold Worldwide Limited(1)(11)	19,853,538	10.4

Notes:

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 191,052,818 and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2022.

*	Less than 1% of our total outstanding ordinary shares.
**

Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, the People’s Republic of China.

(1)

Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited and Eaglepass Asia Limited on September 26, 2019, (ii) 4,232,856 ordinary shares held by Eaglepass Asia Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019, (iii) 750,000 ordinary shares held by Eaglepass Asia Limited based on its additional purchase after the filing of aforementioned Schedule 13D/A on September 26, 2019, (iv) 760,400 ordinary shares held by Mr. Ni, and (v) 1,000,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2022.

(2)

Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2022, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd., with Mr. Xin Zhou being its sole shareholder and sole director, as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No 788 Guangzhong Road, Jing’an District, Shanghai 200072, the People’s Republic of China.

(3)	The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, the People’s Republic of China.

(4)	The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, the People’s Republic of China.
(5)	The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.
(6)

Represents (i) 1,000,800 ordinary shares issuable to Ms. Min Liu upon exercise of options shares within 60 days after March 31, 2022, and (ii) 3,885,112 ordinary shares (represented by 647,552 ADSs) held by Ms. Min Liu.

(7)

Represents 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd. as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. The business address of E-House (China) Holdings Limited is 11/F, Yinli Building, No 788 Guangzhong Road, Jing’an District, Shanghai 200072, the People’s Republic of China.

(8)

Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 830,358 ordinary shares (represented by 138,393 ADSs) held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2022.

(9)

Represents 21,798,340 ordinary shares held by SINA Corporation as last reported in a Schedule 13G filed by SINA Corporation and SINA Hong Kong Limited on February 5, 2016. The business address of SINA Corporation is 20F Ideal Plaza, No. 58 Bei Si Huan Xi Road, Beijing, 100080, China.

(10)

Represents 19,340,406 ordinary shares held by UBS Asset Management Americas Inc as last reported in a Schedule 13F-HR filed by UBS on February 14, 2022. The business address of UBS Asset Management Americas Inc is One North Wacker Drive, Chicago IL 60606, US.

(11)

Represents 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019. The business address of High-Gold Worldwide Limited is Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, the People’s Republic of China.

None of our existing shareholders have different voting rights from other shareholders.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2022, we had 191,052,818 ordinary shares outstanding, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and holds approximately 57% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

Revenues from Related Parties

We provided management services to 40 funds in 2021. In 2021, we generated revenues from one-time commission fee in a total amount of RMB13.5 million (US$2.1 million), recurring management fee in a total amount of RMB102.9 million (US$16.1 million) (including carried interest of RMB10.6 million (US$1.7 million)), and recurring service fee in a total amount of RMB10.0 million (US$1.6 million) (including carried interest of nil). As of December 31, 2021, we had RMB4.8 million (US$0.8 million) unpaid service fees due from these funds and had RMB5.7 million (US$0.9 million) prepaid services fees from these funds recorded as deferred revenues.

We provided management services to 30 funds in 2020. In 2020, we generated revenues from one-time commission fee in a total amount of RMB58.4 million, recurring management fee in a total amount of RMB98.4 million (including carried interest of RMB13.7 million), and recurring service fee in a total amount of RMB20.2 million (including carried interest of RMB0.5 million). As of December 31, 2020, we had RMB4.9 million unpaid service fees due from these funds and had RMB21.8 million prepaid services fees from these funds recorded as deferred revenues.

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

Amount Due to Related Parties

As of December 31, 2021, we had RMB16.6 million (US$2.6 million) due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2020, we had RMB16.6 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2019, we had RMB19.4 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

Amount Due from Related Parties

As of December 31, 2021, we had RMB243.8 million (US$38.3 million) due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

As of December 31, 2020, we had RMB249.3 million due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

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

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

O A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

O     Legal and Administrative Proceedings

We are subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. In June 2016, Juzhou Assets, one of the consolidated affiliated entities of the Company, established Juzhou Fund. A substantial portion of the Juzhou Fund had been misappropriated by the controlling person of an enterprise invested by the Juzhou Fund. The controlling person, who is not a director, officer or employee of the Company, has been suspected of contract fraud and has been investigated from December 2019. The investors of the Juzhou Fund filed a series of lawsuits against Juzhou Assets and its parent company, Shanghai Jupai, for their losses from early 2020 and the lawsuits have been suspended due to COVID-19 outbreak. As to the date of this annual report, 73 investors have filed lawsuits and the total principal amount of their investments involved is RMB90,650,000. The courts have entered the final judgement in certain cases, pursuant to which Juzhou Assets shall assume liability for the actual losses suffered by investors, including their principals and the interest losses, due to its failure in performing obligations in selling fund products and/or as a fund manager. Shanghai Jupai shall also assume the compensation liability for the actual losses suffered by investors jointly and severally according to the judgement. These lawsuits have caused a material adverse effect on our business, financial condition and results of operations. We have made a provision of RMB282.5 million due to these lawsuits.

Other than the above lawsuit, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition, results of operations, liquidity or cash flows.

o     Dividend Policy

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

o B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

o A.	Offering and Listing Details

o     Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015. Our ADSs trade under the symbol “JP.”

o B.	Plan of Distribution

Not applicable.

o C.	Markets

Our ADSs, each representing six of our ordinary shares, have been listed on the NYSE since July 16, 2015 under the symbol “JP.”

o D.	Selling Shareholders

Not applicable.

o E.	Dilution

Not applicable.

o F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member, which statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association, and if so, whether such voting rights are conditional;

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

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2022, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ADSs meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which may limit the ability to use a foreign tax credit. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB6.1 million,

RMB5.2 million and RMB7.5 million (US$1.2 million) in 2019, 2020 and 2021, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB612.1 million (US$96.1 million) as of December 31, 2021, and interest income of RMB7.5 million (US$1.2 million) for the year ended December 31, 2021 primarily derived from our cash, cash equivalents and restricted cash.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively.

Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

ITEM 15.CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of

Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Control

Other than described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang, who is a member of our audit committee and independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934), is audit committee financial expert.

ITEM 16B.CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2015. We have posted a copy of our code of business conduct and ethics on our website at http://ir.jpinvestment.com.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by B F Borgers CPA PC, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2020	2021
	(in thousands of RMB)
Audit fees(1)	5,560	5,000
Other service fee	—	—

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements.

The policy of our audit committee is to pre-approve all audit and other service provided by B F Borgers CPA PC as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of February 25, 2022.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
January 2021	—	—	539,142	$9,258,446.18
February 2021	—	—	539,142	$9,258,446.18
March 2021	—	—	539,142	$9,258,446.18
April 2021	—	—	539,142	$9,258,446.18
September 2021	85,641	$1.1010	624,783	$9,164,158.54
October 2021	21,600	$1.0753	646,383	$9,140,931.88
November 2021	396,300	$1.0646	1,042,683	$8,719,042.56
December 2021	244,497	$1.0645	1,287,180	$8,458,775.59
January 2022	244,800	$0.8882	1,531,980	$8,241,346.78
February 2022	390,200	$0.8537	1,922,180	$7,908,229.52
Total	1,922,180		1,922,180

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G.CORPORATE GOVERNANCE

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Jupai Holdings Limited are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

1.1

The Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective July 21, 2015 (incorporated herein by reference to Exhibit 3.2 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on July 7, 2015 (File No.333-204950))

2.3

Amended and Restated Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts dated May 27, 2020 (incorporated herein by reference to Exhibit 2.3 to the Form 20-F filed on April 16, 2021 (File No. 001-37485))

2.4

Investor’s Rights Agreement by and among the Registrant and its subsidiaries, Shanghai Jupai, the ordinary shareholders and the preferred shareholders of the Registrant and other parties therein, dated as of May 22, 2014 (incorporated herein by reference to Exhibit 4.4 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

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

Exhibit Number	Description of Document

4.23	Equity Transfer Agreement between Hu Tian Xiang and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

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

4.28*	English translation of Exclusive Business Operation Agreement between Shanghai Baoyi and Shanghai Yedu dated August 24, 2021.

4.29*	English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021.

4.30*	English translation of Equity Interest Pledge Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021.

4.31*	English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021.

8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Yuan Tai Law Offices

15.2*	Consent of B F Borgers CPA PC

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 24, 2020 (incorporated herein by reference to Exhibit 16.1 to the Form 20-F filed on April 24, 2020 (File No.001-37485))

Exhibit Number	Description of Document

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JUPAI HOLDINGS LIMITED

By:	/s/ Jianda Ni
	Name:	Jianda Ni
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 25, 2022

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2019, 2020 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes and the financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Loan Receivables to Related Parties

As described in Note 2 to the financial statements, the Company assessed the impairment loss of loan receivables based on the Company’s best estimate of the amount of probable credit losses in the existing receivable balance from related parties. As disclosed in Note 15 to the financial statements, the Company had approximately RMB 223.19 million loan receivable balance from related parties outstanding as of December 31, 2021.

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

Valuation of Long-Term Investments in Equity Securities

As described in the Note 2 to the financial statements, the Company’s investment in equity securities is comprised of investments in private-held companies and limited partnerships in private equity funds. The Company makes qualitative assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value. As of December 31, 2021, the account balance of long-term investment in equity securities was RMB 202.82 million, and the Company recorded an impairment loss of RMB 10.00 million for the year ended December 31, 2021.

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

Legal Proceedings Contingencies

As described in Note 16 to the consolidated financial statements, management records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and when the liability is probable. Where the reasonable estimate of the probable loss is a range, management records the most likely estimate of the loss, or the low end of the range if there is no one best estimate. Management either discloses the amount of a possible loss or range of loss in excess of established accruals if estimable, or states that such an estimate cannot be made. Management discloses significant legal proceedings even where liability is not probable or the amount of the liability is not estimable, or both, if management believes there is at least a reasonable possibility that a loss may be incurred.

Our principal considerations for our determination that performing procedures relating to legal proceedings contingencies is a critical audit matter as there was significant judgment by management when assessing the likelihood of a loss being incurred and when estimating the loss or range of loss for each claim, which in turn led to significant auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s assessment of the liabilities and disclosures related to legal proceedings.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others, obtaining and evaluating the letters of audit inquiry with external legal counsel, reviewing public accessible information regarding the Company’s litigation cases, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Company’s disclosures related to legal proceedings.

/s/ B F Borgers CPA PC

We have served as the Company’s auditor since 2020.

Lakewood, Colorado

April 25, 2022

(PCAOB ID Number 5041)

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	630,416,786	601,769,949	94,430,837
Restricted cash	26,819,159	10,329,302	1,620,893
Short-term investment	—	166,465	26,122
Accounts receivable (net of allowance for doubtful accounts of RMB26,102,138 and RMB26,102,138 as of December 31, 2020 and 2021, respectively)	6,539	135,521	21,266
Other receivables (net of allowance for doubtful accounts of RMB2,080,597 and RMB11,480,597 as of December 31, 2020 and 2021, respectively)	61,254,793	45,199,373	7,092,768
Amounts due from related parties (net of allowance for doubtful accounts of RMB107,453,024 and RMB107,453,024 as of December 31, 2020 and 2021, respectively)	20,182,412	14,953,199	2,346,483
Other current assets	16,034,692	13,547,097	2,125,835
Total current assets	754,714,381	686,100,906	107,664,204
Long-term investments	218,950,000	202,819,390	31,826,788
Intangible assets, net	34,177,021	30,806,932	4,834,280
Amounts due from related parties — non-current	229,154,928	228,832,572	35,908,824
Investment in affiliates	100,341,909	122,187,351	19,173,862
Property and equipment, net	17,093,837	14,615,709	2,293,524
Other non-current assets	13,538,437	11,736,493	1,841,712
Right-of-use assets	39,119,312	28,356,766	4,449,795
Deferred tax assets	4,312,491	4,161,017	652,954
Total Assets	1,411,402,316	1,329,617,136	208,645,943
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB30,708,606 and RMB 29,283,711 as of December 31, 2020 and 2021, respectively)	57,926,124	36,586,982	5,741,296
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB52,409,793 and RMB51,926,637 as of December 31, 2020 and 2021, respectively)	85,592,667	85,448,960	13,408,806
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2020 and 2021, respectively)	2,643,970	750,706	117,802
Amounts due to related parties — current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB11,011,967 and RMB11,131,830 as of December 31,2020 and 2021, respectively)	16,625,680	16,617,178	2,607,598
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB10,267,812 and RMB 5,068,643 as of December 31,2020 and 2021, respectively)	10,364,519	5,404,145	848,028
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB7,594,166 and RMB625,118 as of December 31, 2020 and 2021, respectively)	8,598,708	8,989,449	1,410,641
Contingent liabilities (including contingent liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and RMB282,450,000 as of December 31, 2020 and 2021, respectively)	—	282,450,000	44,322,568
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB7,700,862 and RMB 7,184,238 as of December 31, 2020 and 2021, respectively)	59,759,820	41,230,282	6,469,931
Total current liabilities	241,511,488	477,477,702	74,926,670
Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB 1,362,240 and RMB278,301 as of December 31, 2020 and 2021, respectively)	11,425,388	278,302	43,672
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB104,835 and nil as of December 31, 2020 and 2021, respectively)	1,284,080	1,179,245	185,049
Operating Lease Liabilities — non-current (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB138,156 and nil as of December 31, 2020 and 2021, respectively)	12,619,411	10,046,206	1,576,469
Total Liabilities	266,840,367	488,981,455	76,731,860
Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 199,051,046 and 194,862,818 shares issued and outstanding, as of December 31, 2020 and 2021, respectively)	623,201	609,833	95,696
Additional paid-in capital	1,148,823,625	1,144,255,610	179,558,675
Retained earnings	(48,935,177)	(316,796,899)	(49,712,346)
Accumulated other comprehensive income	37,929,187	33,167,674	5,204,732
Total Jupai shareholders’ equity	1,138,440,836	861,236,218	135,146,757
Noncontrolling interests	6,121,113	(20,600,537)	(3,232,674)
Total Equity	1,144,561,949	840,635,681	131,914,083
Total Liabilities and Equity	1,411,402,316	1,329,617,136	208,645,943

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Revenues
Third party revenues	387,870,253	212,783,752	234,173,007	36,746,855
Related party revenues	402,889,899	177,025,427	126,399,990	19,834,917
Total revenues	790,760,152	389,809,179	360,572,997	56,581,772
Business taxes and related surcharges	(4,812,940)	(1,637,436)	(1,518,858)	(238,342)
Net revenues	785,947,212	388,171,743	359,054,139	56,343,430
Operating cost and expenses:
Cost of revenues	(481,746,067)	(205,634,704)	(156,114,484)	(24,497,769)
Selling expenses	(206,777,405)	(84,903,304)	(90,062,565)	(14,132,782)
General and administrative expenses	(265,527,496)	(153,650,898)	(119,449,923)	(18,744,300)
Government subsidies	31,429,802	21,590,703	5,397,270	846,949
Total operating cost and expenses	(922,621,166)	(422,598,203)	(360,229,702)	(56,527,902)
Loss from operations	(136,673,954)	(34,426,460)	(1,175,563)	(184,472)
Interest income	6,136,600	5,162,441	7,515,933	1,179,414
Investment income (loss)	12,627,142	(7,333,446)	(12,261,086)	(1,924,032)
Loss on litigation	—	—	(282,450,000)	(44,322,568)
Exchange gain (loss)	3,409,000	2,382,302	(32,782)	(5,144)
Loss before taxes and gain from equity in affiliates	(114,501,212)	(34,215,163)	(288,403,498)	(45,256,802)
Income tax expense	(52,944,639)	(796,524)	(2,345,334)	(368,034)
Loss from equity in affiliates	(5,015,063)	(1,612,759)	(3,888,959)	(610,263)
Net loss	(172,460,914)	(36,624,446)	(294,637,791)	(46,235,099)
Net loss attributable to noncontrolling interests	7,774,839	5,256,798	26,776,069	4,201,750
Net loss attributable to ordinary shareholders	(164,686,075)	(31,367,648)	(267,861,722)	(42,033,349)
Net loss per share:
Basic and diluted	(0.82)	(0.16)	(1.35)	(0.21)
Weighted average number of shares used in computation:
Basic and diluted	201,695,899	200,431,277	198,854,216	198,854,216

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net loss	(172,460,914)	(36,624,446)	(294,637,791)	(46,235,099)
Other comprehensive loss, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(3,245,903)	(16,091,629)	(4,707,094)	(738,646)
Other comprehensive loss	(3,245,903)	(16,091,629)	(4,707,094)	(738,646)
Comprehensive loss	(175,706,817)	(52,716,075)	(299,344,885)	(46,973,745)
Less: comprehensive loss attributable to noncontrolling interest	(7,748,689)	(5,135,944)	(26,721,650)	(4,193,210)
Comprehensive loss attributable to ordinary shareholders	(167,958,128)	(47,580,131)	(272,623,235)	(42,780,535)

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	201,479,446	631,715	1,138,107,676	147,118,546	53,153,406	1,339,011,343	28,137,492	1,367,148,835
Net loss	—	—	—	(164,686,075)	—	(164,686,075)	(7,774,839)	(172,460,914)
Share-based compensation	—	—	9,583,596	—	—	9,583,596	—	9,583,596
Option exercised	9,200	32	29,604	—	—	29,636	—	29,636
Restricted shares vested	248,626	854	(854)	—	—	—	—	—
Deconsolidation of a subsidiary	—	—	2,632,287	—	4,260,317	6,892,604	(9,131,746)	(2,239,142)
Foreign currency translation adjustment	—	—	—	—	(3,272,053)	(3,272,053)	26,150	(3,245,903)
Balance at December 31, 2019	201,737,272	632,601	1,150,352,309	(17,567,529)	54,141,670	1,187,559,051	11,257,057	1,198,816,108
Net loss	—	—	—	(31,367,648)	—	(31,367,648)	(5,256,798)	(36,624,446)
Share-based compensation	—	—	3,593,400	—	—	3,593,400	—	3,593,400
Restricted shares vested	548,626	1,852	(1,852)	—	—	—	—	—
Repurchase of shares	(3,234,852)	(11,252)	(5,120,232)	—	—	(5,131,484)	—	(5,131,484)
Foreign currency translation adjustment	—	—	—	—	(16,212,483)	(16,212,483)	120,854	(16,091,629)
Balance at December 31, 2020	199,051,046	623,201	1,148,823,625	(48,935,177)	37,929,187	1,138,440,836	6,121,113	1,144,561,949
Net loss	—	—	—	(267,861,722)	—	(267,861,722)	(26,776,069)	(294,637,791)
Share-based compensation	—	—	644,654	—	—	644,654	—	644,654
Restricted shares vested	300,000	968	(968)	—	—	—	—	—
Repurchase of shares	(4,488,228)	(14,336)	(5,211,701)	—	—	(5,226,037)	—	(5,226,037)
Foreign currency translation adjustment	—	—	—	—	(4,761,513)	(4,761,513)	54,419	(4,707,094)
Balance at December 31, 2021	194,862,818	609,833	1,144,255,610	(316,796,899)	33,167,674	861,236,218	(20,600,537)	840,635,681

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(172,460,914)	(36,624,446)	(294,637,791)	(46,235,099)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,101,844	16,339,376	11,110,956	1,743,551
Loss from disposal of property and equipment	—	667,217	535,935	84,100
Allowance for doubtful accounts	61,278,914	11,145,117	9,400,000	1,475,065
Loss from equity in affiliates	5,015,063	1,612,759	3,888,959	610,263
Gain from disposal of subsidiaries and investment in affiliates	(12,559,048)	(128,240)	601,384	94,370
Loss on investment in equity securities	4,723,612	10,000,000	11,790,000	1,850,108
Share-based compensation	9,583,596	3,593,400	644,654	101,160
Changes in operating assets and liabilities:
Accounts receivable	32,449,697	(6,539)	(128,982)	(20,240)
Other receivables	(2,975,011)	4,824,357	(6,947,627)	(1,090,234)
Other assets	16,497,858	(6,751,725)	4,195,181	658,315
Trading securities	—	—	(166,465)	(26,122)
Amounts due from related parties	51,449,973	49,828,289	551,569	86,553
Accrued payroll and welfare expenses	(58,269,184)	(391,939)	(21,339,142)	(3,348,577)
Income tax payable	(144,737,787)	2,792,459	(143,707)	(22,551)
Other tax payable	(42,314,442)	1,948,889	(1,893,263)	(297,094)
Deferred revenue	14,892,464	(26,103,365)	285,905	44,865
Other current liabilities	(11,592,885)	(7,323,826)	272,101,301	42,698,632
Deferred revenue from related parties	(86,520,421)	(25,181,897)	(16,107,460)	(2,527,612)
Deferred taxes	96,180,849	295,573	151,473	23,769
Net cash provided by (used in) operating activities	(213,255,822)	535,459	(26,107,120)	(4,096,778)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(13,203,815)	(2,143,055)	(5,704,317)	(895,132)
Purchase of long-term investments	(200,000,000)	—	(2,819,390)	(442,424)
Proceeds of long-term investments	34,200,000	—	—	—
Payment for investment in affiliates	(58,759,800)	—	(34,581,400)	(5,426,576)
Proceeds from disposal of investment in affiliates	13,172,739	5,714,573	8,245,615	1,293,917
Origination of short-term loan	—	(50,000,000)	(30,000,000)	(4,707,655)
Collection of short-term loan	4,000,000	—	50,000,000	7,846,091
Acquisition of subsidiaries, net of cash payment	(200,000)	—	—	—
Proceeds from disposal of subsidiary, net of cash disposed	33,999,151	—	—	—
Loan to related parties	(200,000,000)	(10,000,000)	—	—
Collection of loan to related parties	21,128,271	24,000,000	5,000,000	784,609
Net cash used in investing activities	(365,663,454)	(32,428,482)	(9,859,492)	(1,547,170)
Cash flows from financing activities:
Repurchase of shares	—	(7,085,100)	(4,462,990)	(700,341)
Proceeds from option exercise	29,636	—	—	—
Net cash provided by (used in) financing activities	29,636	(7,085,100)	(4,462,990)	(700,341)
Effect of exchange rate changes	(11,369,704)	(16,091,630)	(4,707,092)	(738,643)
Net decrease in cash, cash equivalents and restricted cash	(590,259,344)	(55,069,753)	(45,136,694)	(7,082,932)
Cash, cash equivalents and restricted cash—beginning of the year	1,302,565,042	712,305,698	657,235,945	103,134,662
Cash, cash equivalents and restricted cash—end of the year	712,305,698	657,235,945	612,099,251	96,051,730
Supplemental disclosure of cash flow information:
Cash paid (refund) for income taxes	101,501,575	(2,291,508)	2,337,568	366,815

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash and cash equivalents	711,205,698	630,416,786	601,769,949	94,430,837
Restricted cash	1,100,000	26,819,159	10,329,302	1,620,893
Cash, cash equivalents and restricted cash	712,305,698	657,235,945	612,099,251	96,051,730

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2019, 2020 and 2021

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

The Company’s significant subsidiaries as of December 31, 2021 include the following:

	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July 16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited (“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%

Shanghai Jupai’s significant subsidiaries as of December 31, 2021 include the following:

	Date of Incorporation/ acquisition	Place of Incorporation	Percentage of Ownership
Juzhou Asset Management (Shanghai) Co., Ltd. (“Juzhou”)	May 17, 2013	PRC	85%
Shanghai Jupai Yumao Fund Sales Co., Ltd. (“Yumao”)	February 26, 2014	PRC	100%

Shanghai E-Cheng’s significant subsidiaries as of December 31, 2021 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidezhen Investment Management Center (Limited Partnership) ("Yidezhen")	July 16, 2015	PRC	100%

Shanghai Yedu's significant subsidiaries as of December 31, 2021 include the following:

	Date of Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Yidexin Equity Investment Management Co., Ltd ("Yidexin")	July 16, 2015	PRC	100%

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

On August 24, 2021, Shanghai Yedu acquired the whole equity interest of Shanghai Yidexin Equity Investment Management Co., Ltd. from Shanghai E-Cheng, and to exercise effective control over Yidexin Equity Investment Management Co., Ltd. (“Yedu VIE”), Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and the shareholders of Shanghai Yedu.

The agreements of Jupai VIE, Scepter VIE and Yedu VIE that provide the Company effective control over the VIE include:

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

(3)

Yedu VIE: Each shareholder of Shanghai Yedu irrevocably appointed a nominee authorized by Shanghai Baoyi as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder has in respect of their respective equity interests in Shanghai Yedu, including but not limited to the power to vote on its behalf on all matters of Shanghai Yedu requiring shareholder approval in accordance with the articles of association of Shanghai Yedu. The initial term of the proxy agreement is 20 years and it may be automatically extended with a 30-day prior written notice given by Shanghai Baoyi on a yearly basis.

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

(3)

Yedu VIE: Each of the shareholders of Shanghai Yedu irrevocably and unconditionally granted to Shanghai Baoyi or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of their respective equity interests in Shanghai Yedu. Also, Shanghai Baoyi or its designee has the right to acquire any and all of the assets of Shanghai Yedu. The acquisition price for the shares or assets will be the corresponding capital contribution in Shanghai Yedu’s registered capital or the corresponding assets’ net booking value, or, if the minimum amount of consideration permitted under the PRC law is higher than the capital contribution or the net booking value, will be such minimum amount at the time of the exercise of the option. Without Shanghai Baoyi’s prior written consent, Shanghai Yedu’s shareholders cannot transfer their equity interests in Shanghai Yedu, and Shanghai Yedu cannot transfer its assets. The agreement will not be terminated until after all of the equity interest and assets of Shanghai Yedu have been transferred to Shanghai Baoyi or its designee.

The agreements that transfer economic benefits to the Company include:

(i)	Consulting Services Agreement, Operating Agreement, Exclusive Support Agreement and Exclusive Business Operation Agreement
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

(3)

Yedu VIE: Shanghai Baoyi provides Shanghai Yedu with a series of technology and business support and relevant consulting services on an exclusive basis. Shanghai Baoyi is entitled to receive service fees which shall be approximately equal to Shanghai Yedu’s net revenue. The term of the exclusive business operation agreement is 20 years and it may be extended with Shanghai Baoyi’s written confirmation. Shanghai Baoyi is entitled to terminate the agreement early at any time by sending a written notice 30 days in advance, for any reason whereas Shanghai Yedu cannot early terminate the agreement.

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

(3)

Yedu VIE: The shareholders of Shanghai Yedu pledged all of their equity interests in Shanghai Yedu to Shanghai Baoyi to guarantee the performance of the obligations of Shanghai Yedu. If Shanghai Yedu or its shareholders breach any of their respective obligations under any of these agreements, Shanghai Baoyi, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Upon the due registration, this pledge will remain effective until all the contractual obligations are performed and the guaranteed loan has been paid off.

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

Under the above agreements, the shareholders of Shanghai Jupai/Shanghai E-Cheng/Shanghai Yedu irrevocably granted Shanghai Juxiang/Shanghai Baoyi the power to exercise all voting rights to which they were entitled. In addition, Shanghai Juxiang/Shanghai Baoyi have the option to acquire all of the equity interests in Shanghai Jupai/Shanghai E-Cheng/Shanghai Yedu, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Shanghai Juxiang/Shanghai Baoyi is entitled to receive service fees for certain services to be provided to Shanghai Jupai/Shanghai E-Cheng/Shanghai Yedu.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Company effective control over the VIEs and their subsidiaries, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu under the relevant agreements. Because the Company, through Shanghai Juxiang and Shanghai Baoyi, has (i) the power to direct the activities of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu that most significantly affect the entities’ economic performance and (ii) the right to receive substantially all of the benefits from Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu, the Company is deemed the primary beneficiary of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu. Accordingly, the Company has consolidated the Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu’s financial results of operations, assets and liabilities, and cash flows in the Company’s consolidated financial statements.

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements.

Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity interests under the Equity Interest Pledge Agreements have been registered by the shareholders of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu with the relevant office of the administration of industry and commerce, however, the VIEs or the Group may fail to meet other requirements. Even if the contractual agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

As of December 31, 2021, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet. The Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests was RMB82,279,188 and RMB74,445,037 as of December 31, 2020 and 2021, respectively.

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Cash and cash equivalents	189,666,212	117,485,051	18,435,968
Restricted cash	26,819,159	8,769,250	1,376,087
Short-term Investments	—	166,465	26,122
Accounts receivable, net	6,539	135,521	21,266
Other receivables, net	50,689,035	44,153,861	6,928,704
Amounts due from related parties, net of allowance for doubtful accounts of RMB60,790,862 and RMB60,790,862 as of December 31, 2020 and 2021, respectively	8,511,264	3,320,264	521,022
Other current assets	19,692,172	16,074,235	2,522,398
Long-term investments	8,950,000	—	—
Investment in affiliates	85,597,248	79,658,135	12,500,100
Property and equipment, net	519,018	334,344	52,466
Intangible assets, net	20,911,091	19,540,802	3,066,378
Other non-current assets	2,987,240	1,812,439	284,411
Right-of-use assets	912,471	476,235	74,732
Deferred tax assets	4,608,063	4,608,063	723,106
Total assets	419,869,512	296,534,665	46,532,760
Accrued payroll and welfare expenses	30,708,606	29,283,711	4,595,253
Income tax payable	52,409,793	51,926,637	8,148,422
Amounts due to related parties-current	11,011,967	11,131,830	1,746,827
Deferred revenue — current from related parties	10,267,812	5,068,643	795,381
Deferred revenue — current	7,594,166	625,118	98,095
Contingent liabilities	—	282,450,000	44,322,568
Other current liabilities	7,700,862	7,184,238	1,127,364
Deferred revenue — non-current from related parties	1,362,240	278,301	43,671
Deferred revenue — non-current	104,835	—	—
Operating Lease Liabilities — non-current	138,156	—	—
Total liabilities	121,298,437	387,948,478	60,877,581

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Net revenues	489,006,257	237,380,958	211,170,667	33,137,286
Third party	134,686,065	189,452,640	121,437,225	19,056,151
Related party	354,320,192	47,928,318	89,733,442	14,081,135
Operating cost and expenses	(457,450,538)	(200,598,616)	(245,086,293)	(38,459,388)
Net loss	(21,891,865)	(2,034,547)	(318,719,762)	(50,014,086)
Net income (loss) attributable to ordinary shareholders	(13,401,093)	3,598,575	(292,177,990)	(45,849,102)
Cash flows used in operating activities:	(173,478,148)	(141,962,448)	(94,348,770)	(14,805,381)
Cash flows generated from investing activities:	2,481,771	455,829	4,117,700	646,157

The VIEs contributed an aggregate of 62%, 61% and 59% of the consolidated net revenues for the years ended December 31, 2019, 2020 and 2021, respectively and an aggregate of 8%, (11)% and 109% of the consolidated net income (loss) attributable to ordinary shareholders for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2020 and 2021, the VIEs accounted for an aggregate of 29% and 22%, respectively, of the consolidated total assets.

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

Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 13 for disclosure of restricted net assets.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include assumptions used to determine the allowance for doubtful accounts, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, estimates involved in revenue recognition, assumption used to measure impairment of equity investments and assumption used to determine the useful life of intangible assets acquired.

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2019, 2020, and 2021.

(e) Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of RMB2.7 million, RMB1.3 million, and RMB2.6 million for the years ended December 31, 2019, 2020, and 2021.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include investment in equity securities without readily determinable fair value and investment in affiliates in 2021. See Note 5 and Note 6, respectively.

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

(i) Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of RMB6.4 million, nil, and nil for the years ended December 31, 2019, 2020, and 2021.

(j) Other receivables, net

Other receivables mainly represent loan receivables and deposits for lessor and other suppliers. The Company records other receivables at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The allowance for uncollectable accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing other receivables. The Company determines the allowance based on age of the amounts due, the financial condition of the borrowers, and economic conditions. The Company recorded allowance for doubtful accounts of RMB2.0 million, nil and RMB9.4 million for the years ended December 31, 2019, 2020, and 2021. The Company has not accrued any interest income on loan receivable as the amount is indeterminable, it will be recognized when cash received.

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

Gains and losses from the disposal of property and equipment are included in income or loss from operations.

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

The Group recorded ROU assets of RMB152.3 million and lease liabilities RMB144.3 million, with no cumulative effect adjustment to retained earnings of January 1, 2019. There was no material impact on the Consolidated Statements of Operations on the Consolidated Statements of Cash Flows. Additional disclosures relating to leases are discussed in Note 9 “Leases”.

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

Substantively all of the Group’s revenues are derived from China. The Group’s long-lived assets are located substantially in the PRC.

The following table shows revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2019, 2020 and 2021:

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
One-time commissions	320,817,881	162,835,813	142,299,783	22,329,941
Related party	60,723,911	58,396,476	13,477,880	2,114,973
Third party	260,093,970	104,439,337	128,821,903	20,214,968
Recurring management fee	340,732,359	98,405,095	102,896,582	16,146,720
Related party	340,732,359	98,405,095	102,896,582	16,146,720
Recurring service fees	115,247,648	128,568,271	115,376,632	18,105,111
Related party	1,433,629	20,223,856	10,025,528	1,573,224
Third party	113,814,019	108,344,415	105,351,104	16,531,887
Other service fees	13,962,264	—	—	—
Third party	13,962,264	—	—	—
Total revenues	790,760,152	389,809,179	360,572,997	56,581,772

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

As of December 31, 2020 and 2021, total amount of deferred revenue are RMB31,672,695 and RMB15,851,141 respectively, of which RMB18,963,227 and RMB14,393,594 estimated to be recognized within one year, RMB12,709,468 and RMB1,457,547 over one year to two years.

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

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB9,019,349, RMB3,047,380 and RMB1,889,482 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

(v) Income Taxes

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

(w) Share-Based Compensation

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

(x) Government Grants

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

(y) Loss on Litigation

On an ongoing basis, the Group assesses the potential liabilities related to any lawsuits or claims brought against it. While it is typically very difficult to determine the timing and ultimate outcome of these actions, the Group uses best estimate to determine if it is probable that the Group will incur an expense related to the settlement or final adjudication of these matters and whether a reasonable estimation of the probable loss, if any, can be made. The Group accrue a liability when a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential recovery, it is possible that disputed matters may be resolved for amounts materially different from any provisions or disclosures that the Group has previously made.

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

(aa) Foreign Currency Translation

The functional currency of the Company, Jupai Investment International Limited, Scepter Holdings Limited, and Scepter Pacific Limited is the United States dollar (“U.S. dollar”). The functional currency of Jupai Hong Kong, Jucheng Insurance Broker Limited and Non-Linear Investment Management Ltd., is the Hong Kong Dollar (“HKD”). The subsidiaries in the PRC and the VIEs determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of the respective functional currency is based on the criteria of ASC 830, Foreign Currency Matters.

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

Amounts in USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.3726 on December 31, 2021, representing the certificated exchange rate published by the Federal Reserve Board. This presentation is not intended to be an indication of the actual USD amount for the underlying transactions, assets or liabilities.

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

3. Net Income (loss) per Share

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2019	2020	2021
Share options	9,145,983	7,936,403	7,816,863
Restricted shares	1,182,370	633,744	898,896
Total	10,328,353	8,570,147	8,715,759

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance as of January 1	63,211,728	124,490,642	135,635,759
Provisions for doubtful accounts	61,278,914	11,145,117	9,400,000
Write-off	—	—	—
Balance as of December 31	124,490,642	135,635,759	145,035,759

As of December 31, 2021, the Group recorded allowance for accounts receivable, other receivables and amounts due from related parties was RMB26,102,138, RMB11,480,597 and RMB107,453,024, respectively. The provision for doubtful accounts in 2021 was all for all for other receivables.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Short-term investments
Equity securities - trading securities	—	166,465	26,122
Long-term investments
Equity securities without readily determinable fair values	218,950,000	202,819,390	31,826,788
Total investments	218,950,000	202,985,855	31,852,910

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of nil, nil and RMB131,137 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, investments in equity securities without readily determinable fair value were RMB218,950,000 and RMB202,819,390. As of December 31, 2021, the Group's investment consist of investment in limited partnership in private equity funds of RMB202,819,390. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2021. The Group recorded impairment loss of RMB4.7 million, RMB10.0 million and RMB10.0 million for the years ended December 31, 2019, 2020 and 2021, respectively.

6. Investment in affiliates

The following table summarizes the Group’s investment in affiliates by RMB and ownership percentage:

	As of December 31
	2020		2021		2021
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager (1)	75,128,668	—	70,477,177	—	11,059,407	—
Shanghai Jiakun Real Estate Development Co., Ltd ("Jiakun") (2)	—	—	29,983,575	44.4%	4,705,077	44.4%
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd. (“Changjiang Jupai”)	11,625,259	25.0%	12,155,030	25.0%	1,907,389	25.0%
Shanghai Wuling Investment Center (“Wuling Center”)	7,150,520	1.2%	3,967,860	1.2%	622,644	1.2%
Shanghai Guochen Equity Management Co., Ltd. (“Guochen”)	3,228,549	8.3%	3,077,549	8.3%	482,935	8.3%
Shanghai Juzhi Investment Management Co., Ltd. (“Juzhi”)	1,630,592	50.0%	1,265,531	50.0%	198,589	50.0%
Others (3)	1,578,321	—	1,260,629	—	197,821	—
Total investments	100,341,909		122,187,351		19,173,862

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

(2)

The Group invested RMB30,000,000 for 44% equity interest in Shanghai Jiakun Real Estate Development Co., Ltd in January and accounted for the investment with equity method accounting. The main operating business is real estate development and management.

(3)	In addition to the above, the Group also held investments in several fund management companies, none of which is individually material.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Leasehold improvements	58,932,840	63,818,864	10,014,572
Furniture, fixtures and equipment	29,236,780	25,752,267	4,041,093
Motor vehicles	3,701,461	3,701,461	580,840
Total	91,871,081	93,272,592	14,636,505
Accumulated depreciation	(74,777,244)	(78,656,883)	(12,342,981)
Property and equipment, net	17,093,837	14,615,709	2,293,524

Depreciation expense was RMB20,659,686, RMB12,172,802 and RMB7,342,946 for the years ended December 31, 2019, 2020 and 2021, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Customer contracts	63,308,495	61,860,867	9,707,320
Software	37,763,932	38,161,854	5,988,428
License	942,481	500,000	78,461
Less: Accumulated amortization - customer contracts	(64,656,059)	(64,656,059)	(10,145,947)
Less: Accumulated amortization - software	(15,320,452)	(19,088,463)	(2,995,396)
Less: Accumulated amortization - license	(942,481)	(500,000)	(78,461)
Intangible assets subject to amortization	21,095,916	16,278,199	2,554,405
License with indefinite life	11,733,541	11,733,541	1,841,249
Foreign currency translation adjustment	1,347,564	2,795,192	438,626
Intangible assets, net	34,177,021	30,806,932	4,834,280

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB5,442,158, RMB4,166,574 and RMB3,768,010 for the years ended December 31, 2019, 2020 and 2021, respectively.

The amortization expense for the next five years and thereafter as of December 31, 2020 and 2021, are as follows:

	As of December 31
	2020	2021
	RMB	RMB
Within 1 year	3,711,963	3,798,835
Between 1 and 2 years	3,711,963	3,798,835
Between 2 and 3 years	3,711,963	3,742,788
Between 3 and 4 years	3,711,963	3,731,578
Between 4 and 5 years	3,711,963	3,341,851
Total	18,559,815	18,413,887

9. Leases

The Group’s noncancelable operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the year ended December 31, 2021, the operating lease cost was RMB30.6 million.

The Group’s operating leases have remaining lease terms that range from approximately one year to five years. As of December 31, 2021, the weighted average remaining lease term and weighted average discount rate were 1.03 years and 5.7%, respectively.

10. Share-Based Compensation

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

The Group uses the current share price as the fair value of underlying ordinary shares.

No compensation expense related to previously issued stock options was recorded for years ended December 31, 2019, 2020 and 2021.

A summary of option activity under the 2014 Plan during the year ended December 31, 2021.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2021	7,936,403	3.81	3.62
Forfeited	(119,540)	3.30
Outstanding, as of December 31, 2021	7,816,863	3.73	2.62	—
Exercisable as of December 31, 2021	7,816,863	3.73	2.62	—

No options were granted for years ended December 31, 2019, 2020 and 2021.

The total intrinsic value of options exercised were RMB42,592, nil and nil for the years ended December 31, 2019, 2020 and 2021.

As of December 31, 2021, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

Non-vested restricted shares:

On January 4, 2019, the Company granted 900,000 restricted shares to certain senior management. The fair value of the restricted shares on grant date is USD0.73. The restricted shares vest ratably at each grant date anniversary over a period of three years.

On January 29, 2021, the Company granted 1,008,552 restricted shares to top sells personnel and backstage staff. The fair value of the restricted shares on grant date is USD0.32. The half of restricted shares vest ratably on the fourth anniversary of the grant date, and the rest vest on the fifth anniversary of the grant date.

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2021.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2021	633,744	5.03
Granted	1,008,552	2.01
Forfeited	(443,400)	3.80
Vested	(300,000)	4.66
Unvested, as of December 31, 2021	898,896	2.28

The total fair value of non-vested restricted shares as of December 31, 2021 was RMB2,049,483. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021, was RMB2,742,345, RMB4,004,970 and RMB1,398,000, respectively.

The Company recorded compensation expense of RMB9,583,596, RMB3,593,400 and RMB644,654 for the years ended December 31, 2019, 2020 and 2021. As of December 31, 2021, there was RMB1,396,058 of total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 3.60 years.
11. Income Taxes

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

The tax expense comprises:

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD

Current Tax	15,018,507	500,952	2,193,861	344,265
Deferred Tax	37,926,132	295,572	151,473	23,769
Total	52,944,639	796,524	2,345,334	368,034

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2019	2020	2021
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	(25.47)%	(23.75)%	(26.45)%
Losses not deductible for income tax purposes	(12.81)%	(8.14)%	(0.81)%
Valuation allowance of deferred tax assets	(33.12)%	8.29%	2.16%
Different tax rate of subsidiary operation in other jurisdiction	0.16%	(3.73)%	(0.71)%
Effective income tax rate	(46.24)%	(2.33)%	(0.81)%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Deferred tax assets:
Accrued expenses	4,312,491	4,161,017	652,954
Tax loss carry forward	63,563,642	56,542,077	8,872,686
Gross deferred tax assets	67,876,133	60,703,094	9,525,640
Valuation allowance	(63,563,642)	(56,542,077)	(8,872,686)
Net deferred tax assets	4,312,491	4,161,017	652,954

Movement of the valuation allowance is as follows:

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Balance as of January 1	84,146,463	67,843,392	63,563,642	9,974,522
Additions (utilization)	37,227,678	(2,837,821)	(6,223,503)	(976,603)
Write-offs	(53,530,749)	(1,441,929)	(798,062)	(125,233)
Balance as of December 31	67,843,392	63,563,642	56,542,077	8,872,686

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2021, operating loss carried forward amounted to RMB229.6 million for the PRC and HK income tax purposes. The loss carrying forward expired from 2020. Valuation allowance of RMB63,563,642 and RMB56,542,077 was recorded as of December 31, 2020 and 2021 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB554.1 million at December 31, 2021 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB27.7 million to RMB55.4 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB117.7 million as of December 31, 2021. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

12. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB89.0 million, RMB26.9 million and RMB39.9 million for the years ended December 31, 2019, 2020 and 2021 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

13. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB83,040,502 and RMB83,040,503 as of December 31, 2020 and 2021, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB402,718,537 and RMB407,718,537 as of December 31, 2020 and 2021, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB485,759,039 and RMB490,759,040 as of December 31, 2020 and 2021, respectively.

14. Repurchase of shares

The Company announced up to USD10 million share repurchase program in February 2020. As of December 31, 2021, the Company had repurchased 1,287,180 ADSs as part of the program, at a total cost of USD1,559,301, approximately RMB9.9 million, inclusive of transaction charges.

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

15. Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

During the years ended December 31, 2019, 2020 and 2021, significant related party transactions and balances were as follows:

a.Revenue from Related Parties

	Years Ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
One-time commissions
Funds managed by Jupai Group	58,676,277	58,159,887	13,477,880	2,114,973
Investees of shareholder of the Company	2,047,634	236,589	—
Total one-time commissions	60,723,911	58,396,476	13,477,880	2,114,973
Recurring management fee
Funds managed by Jupai Group	340,732,359	98,405,095	102,896,582	16,146,720
Total recurring management fee	340,732,359	98,405,095	102,896,582	16,146,720
Recurring service fee
Funds managed by Jupai Group	1,433,629	20,223,856	10,025,528	1,573,224
Total recurring service fee	1,433,629	20,223,856	10,025,528	1,573,224
Total revenue from related parties	402,889,899	177,025,427	126,399,990	19,834,917

b.Transaction to Related Parties

In 2019, UP Capital Asset Management Limited (BVI) (“UP”) was disposed for RMB34.0 million to a subsidiary of E-house.

c.Amounts due from Related Parties

As of December 31, 2020 and 2021, amounts due from related parties were comprised of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Service fee receivable	26,149,345	20,597,776	3,232,241
Loan to related parties	200,000,000	200,000,000	31,384,364
Loan to noncontrolling interest shareholder	23,187,995	23,187,995	3,638,702
Total amounts due from related parties	249,337,340	243,785,771	38,255,307

The amounts represent net of allowance for doubtful accounts of RMB107,453,024 and RMB107,453,024 as of December 31, 2020 and 2021, respectively. The loan of RMB200 million to related parties occurred in October 2019 and will expire in December 2022. The borrower is a limited partnership with a 100% controlled subsidiary of the company served as its general partner. After overall considering historical cooperation history, its financial status and economic condition, no account allowance was accrued as of December 31, 2020 and 2021.

d.Deferred Revenue from Related Parties

As of December 31, 2020 and 2021, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Funds managed by Jupai Group	21,789,907	5,682,447	891,700
Total deferred revenue	21,789,907	5,682,447	891,700

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

e.Amounts due to Related Parties

As of December 31, 2020 and 2021, amounts due to related parties were as following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Funds managed by Jupai Group	14,625,680	14,617,178	2,293,754
Investees of shareholder of the Company	2,000,000	2,000,000	313,844
Total amounts due to related parties	16,625,680	16,617,178	2,607,598

The amounts as of December 31, 2020 and 2021 mainly represent capital investments collected on behalf of investees.

16. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2021 were as follows:

Years Ended December 31,	RMB
2022	18,409,478
2023	7,920,190
2024	3,130,170
Total	29,459,838

Rental expenses were RMB82,161,925, RMB37,786,840 and RMB30,636,589 during the years ended December 31, 2019, 2020 and 2021, respectively.

Contingencies

In June 2016, Juzhou Assets Management (Shanghai) Co., Ltd., or Juzhou Assets, one of the subsidiaries of Shanghai Jupai, established Juzhou Intelligent Manufacturing 2018 Private Equity Investment Fund, or Juzhou Fund. A substantial portion of Juzhou Fund was misappropriated by the controlling person of an enterprise invested by the Juzhou Fund. The controlling person, who is not a director, officer or employee of the Company, has been suspected of contract fraud and has been investigated from December 2019. The investors of the Juzhou Fund filed a series of lawsuits against Juzhou Assets and Shanghai Jupai for their losses from early 2020, which have been suspended due to COVID-19 outbreak. As to the date of this annual report, 73 investors have filed lawsuits and the total principal amount of their investments involved is RMB90,650,000. The courts have entered the final judgement in certain cases, pursuant to which Juzhou Assets shall assume liability for the actual losses suffered by investors, including their principals and the interest losses, due to its failure in performing obligations in selling fund products and/or as a fund manager. Shanghai Jupai shall also assume the compensation liability for the actual losses suffered by investors jointly and severally according to the judgement. We have made a provision of RMB282.5 million due to these lawsuits.

Other than the above lawsuit, the Company does not have any pending legal or administrative proceedings to which the Company is a party that will have a material effect on its business or financial condition.

Investment commitments

The Company was obligated to provide capital injection of RMB38,546,000 as of December 31, 2021.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	19,582,251	17,664,031	2,771,872
Other current assets	2,667,707	1,550,933	243,375
Total current assets	22,249,958	19,214,964	3,015,247
Investment in subsidiaries and VIE	942,821,008	681,955,145	107,013,645
Loan to subsidiaries	187,633,095	183,262,933	28,757,953
Total Assets	1,152,704,061	884,433,042	138,786,845
LIABILITIES
Other current liabilities	2,050,517	11,263,375	1,767,469
Amounts due to related parties — non-current	12,212,708	11,933,449	1,872,619
Total Liabilities	14,263,225	23,196,824	3,640,088
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 199,051,046 and 194,862,818 shares issued and outstanding, as of December 31, 2020 and 2021, respectively)	623,201	609,833	95,696
Additional paid-in capital	1,148,823,625	1,144,255,610	179,558,675
Retained earnings	(48,935,177)	(316,796,899)	(49,712,346)
Accumulated other comprehensive income	37,929,187	33,167,674	5,204,732
Total shareholders’ equity	1,138,440,836	861,236,218	135,146,757
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	1,152,704,061	884,433,042	138,786,845

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Revenues	2,051,459	2,058,504	—	—
Cost of revenues	—	—	(261,642)	(41,057)
Selling expenses	(7,225,289)	(243,758)	(166,959)	(26,200)
General and administrative expenses	(14,615,621)	(15,979,061)	(8,232,681)	(1,291,887)
Other income (loss)	(2,938,226)	1,321,148	1,286,845	201,934
Loss before taxes and loss from equity in subsidiaries and VIEs	(22,727,677)	(12,843,167)	(7,374,437)	(1,157,210)
Loss from equity in subsidiaries and VIEs	(141,958,398)	(18,524,481)	(260,487,285)	(40,876,139)
Net loss	(164,686,075)	(31,367,648)	(267,861,722)	(42,033,349)
Other comprehensive loss	(3,272,053)	(16,212,483)	(4,761,513)	(747,186)
Comprehensive loss attributable to ordinary shareholders	(167,958,128)	(47,580,131)	(272,623,235)	(42,780,535)

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(164,686,075)	(31,367,648)	(267,861,722)	(42,033,349)
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	9,583,596	3,593,400	644,654	101,160
Depreciation	32,409	—	—	—
Income from equity in subsidiaries and VIEs	141,958,398	18,524,481	260,487,285	40,876,139
Changes in operating assets and liabilities:
Other current assets	(88,859)	(178,496)	353,726	55,507
Other non-current assets	418,307	—	—	—
Other current liabilities	1,826,388	(2,200,024)	9,212,858	1,445,698
Net cash provided by (used in) operating activities	(10,955,836)	(11,628,287)	2,836,801	445,155

Cash flows from investing activities:
Collection of loan to subsidiaries	647,137	—	79,696	12,506
Proceeds from disposal of Up Capital	33,999,151	—	—	—
Net cash provided by investing activities	34,646,288	—	79,696	12,506

Cash flows from financing activities:
Exercise of options	29,636	—	—	—
Repurchase of shares	—	(7,085,100)	(4,462,990)	(700,341)
Net cash provided by (used in) financing activities	29,636	(7,085,100)	(4,462,990)	(700,341)
Effect of exchange rate changes	5,898,988	(1,747,974)	(371,727)	(58,330)
Net increase (decrease) in cash and cash equivalents	29,619,076	(20,461,361)	(1,918,220)	(301,010)
Cash and cash equivalents — beginning of year	10,424,536	40,043,612	19,582,251	3,072,882
Cash and cash equivalents — end of year	40,043,612	19,582,251	17,664,031	2,771,872

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

3.

As of December 31, 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

4.

Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.3726 on December 31, 2021, representing the certificated exchange rate published by the Federal Reserve Board.