Form 20-F
period 2022-12-31
Jupai Holdings Ltd
filed 2023-04-19
CIK 1616291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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
Cayman Islands
(Jurisdiction of incorporation or organization) Building 4, No. 1588 Xinyang Road Lingang New Area, China (Shanghai) Pilot Free Trade Zone Shanghai 201413 People’s Republic of China

(Address of principal executive offices)

Min Liu, Chief Financial Officer

Building 4, No. 1588 Xinyang Road

Lingang New Area, China (Shanghai) Pilot Free Trade Zone

Shanghai 201413
People’s Republic of China
Phone: (86 21) 5226-5925
Email: maine.liu@jpinvestment.cn

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(1)	Name of each exchange on which registered(1)
American Depositary Shares, each representing six ordinary shares Ordinary shares, par value US$0.0005 per share*	JP	New York Stock Exchange

* Not for trading, but only in connection with the listing on the New York Stock Exchange and quoting on the OTC Market, as applicable, of American depositary shares.

(1) On July 12, 2022, the New York Stock Exchange, or the NYSE, applied to the Securities and Exchange Commission by filing a Form 25 to delist the American depositary shares of Jupai Holdings Limited, which became effective on July 22, 2022. Jupai Holdings Limited’s American depositary shares have been quoted on the OTC Market under the symbol “JPPYY” after the NYSE suspended the trading of Jupai Holdings Limited’s American depositary shares in June 2022.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 191,052,818 ordinary shares outstanding (excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan), with a par value US$0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officer during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

•
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
•
“U.S. GAAP” refers to generally accepted accounting principles in the United States; and
•
“VIEs” or “variable interest entities” are to Shanghai E-Cheng Asset Management Co., Ltd., Shanghai Yedu Enterprise Management Co., Ltd. and, for periods prior to June 22, 2022, Shanghai Jupai Investment Group Co., Ltd.

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2020, 2021 and 2022 and the consolidated balance sheets as of December 31, 2021 and 2022.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB6.8972 to US$1.00, the noon buying rate for December 30, 2022 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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

•
our goals and strategies;
•
our financial condition and results of operations;
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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders

Jupai Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in direct sales of mutual fund and asset management plans, market surveys and asset management business. Accordingly, we operate these businesses in China through our variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders to control the business operations of our variable interest entities. Revenues contributed by our variable interest entities accounted for approximately 61.2%, 58.8% and 36.6% of our total revenues in 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, its subsidiaries and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng, Shanghai Yedu Enterprise Management Co., Ltd., or Shanghai Yedu, and, for periods prior to June 22, 2022, Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai. Our VIEs and their subsidiaries are consolidated for accounting purposes. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including operating agreement, call option agreement, equity pledge agreement, voting proxy agreement, consulting services agreement, exclusive support agreement, loan agreement, and exclusive call option agreement, have been entered into by and among our subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our variable interest entities and their respective shareholders are substantially similar. These agreements have not been tested in courts. For more details of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangement with Shanghai Jupai” and “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangement with Shanghai E-Cheng.” We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure- If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “-Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, it would likely result in a material change in our operations and/or a material change in the value of our ADSs, including that it could cause the value of our ADSs to significantly decline or become worthless, and we could also be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information-Risk Factors-Risks Related to Doing Business in China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our VIEs in China, including, among others, private fund manager registrations with Asset Management Association of China by Shanghai Yidexin Equity Investment Management Co., Ltd., or Shanghai Yidexin. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash Flows through Our Organization

Jupai Holdings Limited is a holding company with no operations of its own. We conduct our operations in China through our PRC subsidiaries and VIEs and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Jupai Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Jupai Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Jupai Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIEs, in which we have no legal ownership, totaling negative net assets of RMB252.8 million (US$36.6 million) in 2022, negative net assets of RMB91.4 million in 2021 and positive net assets of RMB298.6 million in 2020. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi and the conversion of Renminbi to other currencies is subject to various restrictions. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under PRC laws and regulations, Jupai Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In 2020, 2021 and 2022, no loans was extended by Jupai Holdings Limited to our intermediate holding companies and subsidiaries, and our VIEs received no capital contribution or loan investment from our Cayman Islands holding company.

Our VIEs may transfer cash to our relevant PRC subsidiaries by paying service fees according to the consulting services agreement, exclusive support agreement and exclusive business operation agreement. Our VIEs agree to pay our PRC subsidiaries service fees, the amount of which are subject to adjustment at our PRC subsidiaries’ sole discretion taking into consideration of the actual operation of our VIEs, among others. In 2020, 2021 and 2022, no service fees were paid to our PRC subsidiaries by our VIEs in China.

Jupai Holdings Limited has no present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

In 2020, 2021 and 2022, no assets other than cash were transferred through our organization.

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

The following tables set forth selected condensed consolidated financial data of Jupai Holdings Limited, its subsidiaries and the VIEs and the subsidiaries of VIEs for the fiscal years ended December 31, 2022 and 2021, and balance sheet data as of December 31, 2022 and 2021, which have been derived from our audited consolidated financial statements for those years.

Selected condensed consolidated statements of income information

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Revenue	—	65,353,978	37,880,143	—	103,234,121
Operating cost and expenses	(4,466,272)	(156,548,203)	(45,452,147)	—	(206,466,622)
Gain from deconsolidation of subsidiary	—	—	173,338,410	—	173,338,410
Net income (loss)	19,911,406	57,859,689	(61,667,033)	—	16,104,062

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Revenue	—	147,883,472	211,170,667	—	359,054,139
Operating cost and expenses	(8,661,282)	(173,681,843)	(245,086,293)	67,199,716	(360,229,702)
Net income (loss)	(267,861,722)	(35,743,308)	(318,719,762)	327,687,001	(294,637,791)

Selected condensed consolidated balance sheets

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	13,829,761	465,554,988	875,322	—	480,260,071
Restricted cash	—	—	—	—	—
Total current assets	14,615,007	412,006,351	69,992,253	—	496,613,611
Investments in subsidiaries and VIE	658,901,691	—	—	(658,901,691)	—
Total assets	873,706,956	665,509,813	69,992,253	(658,901,691)	950,307,331
Total liabilities	24,004,943	(45,824,415)	122,415,078	—	100,595,606
Total shareholders' equity	849,702,013	711,334,228	(52,422,825)	(658,901,691)	849,711,725
Total liabilities and shareholders' equity	873,706,956	665,509,813	69,992,253	(658,901,691)	950,307,331

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	17,664,031	466,620,867	117,485,051	—	601,769,949
Restricted cash	—	1,560,052	8,769,250	—	10,329,302
Total current assets	19,214,964	476,781,295	190,104,647	—	686,100,906
Investments in subsidiaries and VIE	681,955,145	—	—	(681,955,145)	—
Total assets	884,433,042	830,604,574	296,534,665	(681,955,145)	1,329,617,136
Total liabilities	23,196,824	77,836,153	387,948,478	—	488,981,455
Total shareholders' equity	861,236,218	752,768,421	(91,413,813)	(681,955,145)	840,635,681
Total liabilities and shareholders' equity	884,433,042	830,604,574	296,534,665	(681,955,145)	1,329,617,136

Selected condensed consolidated statements of cash flows

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Net cash used in operating activities	(4,315,591)	(24,822,877)	(34,058,526)	—	(63,196,994)
Net cash provided by (used in) investing activities	3,485,129	446,482	(91,320,453)	—	(87,388,842)
Net cash used in financing activities	(3,174,100)	—	—	—	(3,174,100)

	For the Year Ended December 31, 2021
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities	2,836,801	65,404,849	(94,348,770)	—	(26,107,120)
Net cash provided by (used in) investing activities	79,696	(14,056,888)	4,117,700	—	(9,859,492)
Net cash used in financing activities	(4,462,990)	—	—	—	(4,462,990)

o

A [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

Risks Related to Our Business and Industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

▪
Our operating history and track record may not be indicative of our future performance and prospects.
▪
Uncertainties and risks accompany our termination of the contractual arrangements with Shanghai Jupai and its shareholders.
▪
We may not be able to effectively manage our growth or implement our future business strategies, in which case our business and results of operations may be materially and adversely affected .
▪
We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.
▪
Our business and operation depend on our continued efforts to retain our existing management team and other key management, and our business may be disrupted if we lose their services.
▪
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

▪
If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
▪
We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control.
▪
Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

▪
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business;
▪
Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.
▪
If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
▪
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
▪
The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
▪
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of financial services businesses, service providers and financial products we distribute; and
▪
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Risks Related to Our ADSs

In addition to the risks described above, we are subject to general risks related to the ADSs, including, without limitation, the following:

▪
The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed;
▪
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors;
▪
The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price; and
▪
Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Risks Related to Our Business and Industry

Our operating history and track record may not be indicative of our future performance and prospects.

Our business model has evolved over our operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. After several years of growth prior to 2017, our net revenues decreased to RMB0.4 billion in 2020, RMB359.1 million in 2021 and RMB103.2 million (US$15.0 million) in 2022. Therefore, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past and may further decrease in the future. For example, our revenues from one-time commissions were RMB27.9 million (US$4.0 million) in 2022, representing a decrease of 80.4% from 2021. In addition, we cannot assure you that businesses from asset management will not decrease. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 92.0% from RMB6.2 billion in 2021 to RMB499.0 million (US$72.3 million) in 2022. Currently, we mainly focus on managing our existing products and protecting clients’ interest and have ceased our marketing efforts, which may result in further decrease of, among others, the amounts of our revenues and wealth management products distributed or managed.

You should consider our prospects in light of the risks and uncertainties that companies with limited operating histories may encounter.

Uncertainties and risks accompany our termination of the contractual arrangements with Shanghai Jupai and its shareholders.

We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai. The termination of our contractual arrangements with Shanghai Jupai and its shareholders will mitigate the risks associated with products distributed or managed by Shanghai Jupai or its subsidiaries or branches. We thus recorded gain from deconsolidation of subsidiary of RMB173.3 million (US$25.1 million) in 2022. However, we may also face uncertainties and risks in connection with the termination of our contractual arrangements with Shanghai Jupai and its shareholders, since revenues generated from the business of Shanghai Jupai and its subsidiaries and branches represented a significant portion of our total revenues. Currently, we mainly focus on managing our existing products and protecting clients’ interest.

In addition, although we believe we have effectively terminated all the contractual arrangements with Shanghai Jupai and its shareholders, we cannot assure you that Shanghai Jupai and its shareholders hold the same view as to the termination. Upon the termination, we believe that we will not be materially affected by any results of any lawsuits against Shanghai Jupai or any products distributed or managed by Shanghai Jupai, its subsidiaries or branches. However, we cannot assure you that investors of relevant products will not bring lawsuits or claim against us, even if they are baseless. Please also see “-Risks Related to Our Corporate Structure” for uncertainties and risks in connection with VIE arrangements in China.

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

We believe that it will depend on our ability to effectively implement our business strategies and address the above listed factors that may affect our operation. In addition, our reputation and brand are vulnerable to many threats that can be difficult or impossible to control and costly or impossible to remediate. Regulatory inquiries or investigations, lawsuits and other claims in the ordinary course of our business, employee misconduct, perceptions of conflicts of interest and rumors, among other things, could substantially damage our reputation, even if they are baseless or satisfactorily addressed, and, as a result, our business and revenues would be materially and adversely affected.

We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China.

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operations may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the People’s Bank of China, or the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) the Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. Both of those two regulations were amended on January 12, 2023 and came into effect on March 1, 2023. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products. The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting the implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions.

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

In addition, there are laws and regulations governing certain wealth management products that we distribute or manage, such as private equity products, private securities investment funds, trust products and insurance products. New laws and regulations may be adopted to require additional licenses and permits. Our business may be adversely affected if the relevant authorities enhance their scrutiny over the wealth management products we distribute or manage. For example, historically, a significant portion of the products that we distributed involve real estate or related assets. The success of such products depends significantly on conditions in China’s real estate industry. The PRC government has from time to time taken measures to cool down the real estate market and to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. Such measures may depress the real estate market. We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. If significant fluctuations occur in China’s real estate industry, or the risks inherent in the ownership and operation of real estate materialize, they may result in decreased value and increased default rates of the wealth management products linked to real estate or the construction and development of the real estate that we distributed or manage.

We cannot assure you that we will be able to maintain our existing licenses or permits or renew any of them when their current term expires. Furthermore, new laws and regulations may impose additional restrictions on our business operations. For example, on December 23, 2019, the Asset Management Association of China, or the AMAC, issued the Notice regarding Filing of Private Investment Funds, or the 2019 Filing Notice, which clarifies, among others, that the negative scope of financial products that are unable to be registered as private investment funds and the special filing or registration requirements on different types of private investment funds.

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

In December 2022, Shanghai Yidexin received a Notice on Submission of Special Legal Opinion from AMAC, which requires Shanghai Yidexin to submit a special legal opinion before March 12, 2023. As of the date of this annual report, Shanghai Yidexin has not received any feedback from AMAC on the special legal opinion submitted by Shanghai Yidexin. If the legal opinion is not accepted by AMAC, Shanghai Yidexin’s registration as being private fund manager will be de-registered, and its legal representative, senior management or other practitioners may be subject to disciplinary sanctions such as cancellation of fund qualifications and being added to the “blacklist,” if the violation is deemed to be serious.

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

If any future PRC regulations require us to obtain additional licenses or permits, adjust our business strategies or change our products or services in order to continue to conduct our business operations, we cannot assure you that we would be able to do so in a timely manner, or at all. If any of these situations occur, our business, financial condition and prospects would be materially and adversely affected. See “Item 4. Information on the Company-B. Business Overview-Regulation.”

Our business and operation depend on our continued efforts to retain our existing management team and other key management, and our business may be disrupted if we lose their services.

Our business and operation depend heavily on the continued services of our current executive officers. If any of our executive officers or other key management are unable or unwilling to stay in their present positions, we may not be able to find suitable replacements, which may disrupt our business operations. We do not have key personnel insurance in place. If any of our executive officers or other key management joins a competitor or forms a competing company, we may lose clients, know-how, key professionals and staff members. Each executive officer has entered into confidentiality and non-competition agreements with us. However, if any dispute arises between our executive officers and us, we cannot assure you of the extent to which any of these agreements could be enforced in China, where these executive officers reside, because of the uncertainties of China’s legal system. See “-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our acquisition of or investment in complementary businesses and assets as well as formation of strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

We from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. Over the past years, we have made several acquisitions that are complementary to our business. See also “Item 4. Information on the Company-C. History and Development of the Company.” Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2022, we recorded impairment loss from equity in affiliates of RMB28.7 million (US$4.2 million) in connection with our equity interest in a non-controlling investee. We cannot guarantee that we will not incur increased impairment loss from any acquisition or investment in the future, which may materially and adversely affect our financial condition and results of operations. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended.

A drop in the investment performance for products distributed or managed by us, a decline in the value of the assets under our management could negatively impact our revenues and profitability.

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

We have devoted significant resources to developing our risk management policies and procedures. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Many of our risk management policies are based upon observed historical market behavior or statistics based on historical models. During periods of market volatility or due to unforeseen events, the historically derived correlations upon which these methods are based may not be valid. As a result, these methods may not predict future exposures accurately, which could be significantly greater than what our models indicate. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated.

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

Our third-party wealth management product providers or other business counterparties may be subject to regulatory penalties or punishments because of their regulatory compliance failures, which may affect our business activities and reputation and in turn, our results of operations. Although the product providers or corporate borrowers of the wealth management products we distributed are typically directly liable to our clients in the event of a product default or otherwise, these incidences may negatively impact the performance of the applicable products that we distribute and adversely affect our reputation. Although we conduct due diligence on our business counterparties, we cannot be certain whether any such counterparty has infringed or will infringe any third parties’ legal rights or violate any regulatory requirements. We require the business counterparties in the financial services industry to provide their licenses, permits or filing documents in respect of the wealth management products before we distribute their products, but we cannot assure you that these counterparties will continue to maintain all applicable permits and approvals, and any noncompliance on the part of these counterparties may cause potential liabilities to us and in turn disrupt our operations. If we fail to identify and effectively control the risks associated with the products that we distribute or manage, or fail to disclose such risks to our clients in a sufficiently clear manner, and as a result our clients suffer financial loss or other damages resulting from their purchase of the wealth management products following our recommendations, our reputation, client relationship, business and prospects will be materially and adversely affected.

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

We derive a significant portion of our revenues from commissions and recurring fees paid by wealth management product providers and corporate borrowers. The commission and recurring fee rates are set by such product providers and corporate borrowers or negotiated between such parties and us, and vary from product to product. Although the fee rates within any given category of the products we distribute remained relatively stable during the applicable periods referenced in this annual report, future commission and recurring fee rates may be subject to change based on the prevailing political, economic, regulatory, taxation and competitive factors that affect product providers or corporate borrowers. In addition, the historical volume of wealth management products that we distributed or managed may have a significant impact on our bargaining power with third-party wealth management product providers in relation to the commission and fee rates for future products. Because we do not determine, and cannot predict, the timing or extent of commission and fee rate changes with respect to the wealth management products, it is difficult for us to assess the effect of any of these changes on our operations. In order to maintain our relationships with the product providers and to enter into contracts for new products, we may have to accept lower commission rates or other less favorable terms, which could reduce our revenues.

We may face increased competition and if we are unable to compete successfully, we could lose our market share and our results of operations and financial condition may be materially and adversely affected.

As the wealth management market in China is at an early stage of development and is highly fragmented, we cannot assure you that we will be able to maintain the number of our clients or our existing clients will maintain the same level of investment in the wealth management products that we distributed to them. As the industry develops, we may face increased competition. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain our client base. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our asset management services. In distributing wealth management products, we face direct competition primarily from other third-party wealth management service providers, such as Noah Holdings Limited (NYSE: NOAH). We also compete with many local PRC commercial banks and insurance companies that have their own wealth management teams and sales forces to distribute their products.

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

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Privacy Protection and Cybersecurity.” We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on June 10, 2021, the Standing Committee of the National People’s

Congress promulgated the PRC Data Security Law, effective from September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. On August 20, 2021, the Standing Committee of the National People's Congress promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information must bear responsibilities for their personal information handling activities and adopt necessary measures to safeguard the security of the personal information they handle. If entities that handle personal information intend to transmit the personal information to outside the PRC, they shall complete security review conducted by the CAC, and shall obtain personal information protection certification from professional institutions as prescribed by the CAC. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Privacy Protection and Cybersecurity.” We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of China in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

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

We may face legal proceedings, claims and investigations arising in the ordinary course of our business. Any lawsuit or allegation against us, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived wrongdoing by any key member of our management team could harm our reputation, distract our management from day-to-day operations and cause us to incur significant expenses in the defense of such matters. A substantial judgment, award, settlement, fine, or penalty may generate negative publicity against us and could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period. This risk may be heightened during periods when credit, equity or other financial markets are volatile, or when clients or investors are experiencing losses.

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

As of March 31, 2023, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 36.8% of our total outstanding shares. As a result, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Also, Mr. Tianxiang Hu and SINA hold 16.8% and 11.4% of our total outstanding shares as of March 31, 2023, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2023, options to purchase 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted, and options to purchase 7,747,325 ordinary shares and 317,124 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers.”

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

If we fail to achieve and maintain an effective internal control environment for our financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. We may therefore need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements which in turn could negatively impact the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to regulatory investigations and civil or criminal sanctions.

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

In the first quarter of 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. The population in most of the major cities was locked down to a greater or lesser extent and opportunities for discretionary consumption were extremely limited. This outbreak led to temporary closure of our offices in many locations in February 2020 with a significant portion of our employees working from home. For offices re-opened, we had taken measures to reduce the impact of this epidemic outbreak, including adjusting employees’ office hours to avoid public transportations in rush hour and monitoring our employees’ health on a daily basis. We experienced lower work efficiency and productivity due to the measures we adopted, which adversely affected our service quality, and our employees were not able to respond to inquiries from our potential clients as timely as usual due to such lower work efficiency, which further resulted in a lower-than-usual referral rate of our products. In addition, the outbreak caused delay or cancellation of our offline events and restrictions on our employees’ ability to travel, which also adversely affected our business, results of operations and financial condition.

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

In 2021, we witnessed a strong recovery in China’s overall economy, benefiting from the highly effective COVID-19 control measures and resumption of production and business. However, high net worth individuals still remained cautious in their investment activities. Throughout 2022, there have been outbreaks of COVID-19 in many parts of China, particularly due to the Delta and Omicron variants. Strict restrictive measures were imposed, which affected our operations. For example, lockdowns imposed in cities across China caused disruptions to the normal operation of our offices and led to the temporary closures of certain offices. China began to modify its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were significant surges of COVID-19 cases in many cities in China during this time, which disrupted our operations and adversely affected our operational and financial performance in the fourth quarter of 2022, especially in December.

There remains uncertainty as to the future impact of the virus, especially in light of this change in policy. Future lockdowns or other restrictive measures that may be imposed, especially those imposed in affluent cities where we derive a substantial portion of our revenues, may have a material impact on our operations and financial condition. The future impact of the pandemic remains highly uncertain and it may continue to adversely affect our results for an uncertain period of time. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, and our business, results of operations and financial condition may be adversely and materially affected if the investors’ demand for wealth management products reduces due to their less confidence in the outlook of economics, or if our business partners’ ability to consistently supply wealth management products and related services is significantly impacted, which may negatively affect the amount of one-time commissions that we are able to charge from them. However, we will continue to incur costs for our operations, and therefore our financial condition and results of operations for the fiscal year of 2023 may be adversely and materially affected by any COVID-19 outbreak.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy. Due to the impact of COVID-19 and other factors, the world economy has suffered a noticeable slowdown. Whether this will lead to a prolonged downturn in the economy is still unknown. Commercial activities throughout the world could continue to be curtailed with decreased consumer spending, business disruptions, interrupted supply chains and difficulties in travel. Our business has been adversely affected by the outbreak of COVID-19. The extent to which COVID-19 impacts our results will depend on future developments, which are highly uncertain and cannot be predicted. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the volatility in financial markets across the world due to COVID-19. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Recently there have been signs that the rate of China’s and global economic growth is declining. Any financial or economic crisis or disruption, or perceived threat of such a crisis or disruption, might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors, which may materially and adversely affect our business, financial condition and results of operations.

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

In terms of our asset management business, although foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services as private investment fund managers in China, in practice, when managing various funds, we may also need to invest in projects or funds at the same time. Some targeted projects are listed in the Special Administration Measures for Access of Foreign Investment (Negative List) (2021 Version), or the Negative List, as prohibited or restricted categories for foreign investment. Therefore, we provide asset management services through contractual arrangements between Baoyi Investment Consulting (Shanghai) Co., Ltd., or Shanghai Baoyi, which is one of our PRC subsidiaries, and Shanghai E-Cheng.

Our contractual arrangements with our VIEs and their respective shareholders enable us to (i) have power to direct the activities that most significantly affect the economic performance of our VIEs; (ii) receive substantially all of the economic benefits from our VIEs in consideration for the services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law, or request any existing shareholder of our VIEs to transfer any or part of the equity interest in our VIEs to another PRC person or entity designated by us at any time at our discretion. Because of these contractual arrangements, we are the primary beneficiary of our VIEs and hence treat each of the VIEs as our VIEs, and consolidate their and their respective subsidiaries’ results of operations into ours.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment, or if the PRC government otherwise finds that we, our VIEs or any of their respective subsidiaries or client centers are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the CSRC, would have broad discretion in dealing with such violations or failures, including, without limitation:

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

We rely on contractual arrangements with our VIEs and their respective shareholders to operate a portion of our operations in China, including asset management services and market survey. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate our business in an acceptable manner or taking other actions that are detrimental to our interests. These risks exist throughout the period in which we operate our businesses through the contractual arrangements with our VIEs. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

In 2020, 2021 and 2022, our VIEs and their respective subsidiaries and branches contributed 61.2%, 58.8% and 36.6% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our VIEs and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. These arbitration provisions relate to claims arising from the contractual relationship created by the contractual arrangements, rather than claims under U.S. federal securities laws, and they do not prevent our shareholders or ADS holders from pursuing claims under U.S. federal securities laws in the United States. See “-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties generally cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

We have designated individuals who are PRC nationals to be the shareholders of our VIEs. These individuals may have conflicts of interest with us. 70.0% equity interest of Shanghai E-Cheng is held by Ms. Qimin Wu, one of our employees, and the remaining 30.0% equity interest of Shanghai E-Cheng is held by Mr. Tianxiang Hu, one of our principal shareholders. 70.0% equity interest of Shanghai Yedu is held by Ms. Qimin Wu and the remaining 30.0% equity interest of Shanghai Yedu is held by Mr. Guowen Zhang. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. These individuals may breach or cause the VIEs to breach the existing contractual arrangements. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Our ability to enforce the equity pledge agreements between us and the shareholders of our VIEs may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity pledge agreements relating to Shanghai E-Cheng, the shareholders of Shanghai E-Cheng pledged their equity interests in Shanghai E-Cheng to Shanghai Baoyi to secure Shanghai E-Cheng’s performance of the obligations and indebtedness under the consulting services agreement. Pursuant to the equity pledge agreement relating to Shanghai Yedu, the shareholders of Shanghai Yedu pledged their equity interests in Shanghai Yedu to Shanghai Baoyi to secure Shanghai Yedu’s performance of the obligations and indebtedness under the exclusive call option agreement, proxy agreement and the exclusive business cooperation agreement. The equity pledges under the equity pledge agreements in connection with Shanghai E-Cheng and Shanghai Yedu have not been registered with the relevant local branch of SAMR. Under the PRC Civil Code, when an obligor fails to pay its debt when due, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sell-off of the pledged equity. The PRC Civil Code further provides that the registration with the local branch of SAMR is necessary to create security interest on the equity interests of a PRC limited liability company, which means that before the equity interest pledge is duly registered with the local branch of SAMR, such pledge is unenforceable even though the relevant equity pledge agreement is binding. The shareholders of Shanghai E-Cheng are in the process of applying with the local branch of SAMR in Shanghai for registration of their equity interest pledge. However, there is no guarantee that the shareholders of Shanghai E-Cheng will complete the registration in a timely manner, or at all. If any shareholder fails to complete such registration, then no security interests will be created and Shanghai Baoyi will not be able to effectively exercise the pledge of such shareholders’ equity interests in Shanghai E-Cheng or at all. Moreover, if any VIE fails to perform its obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the agreements is to require the pledgor to sell the equity interests in such VIE in an auction or private sale and remit the proceeds to our subsidiaries in China, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our VIEs. We consider it very unlikely that the public auction process would be undertaken since, in an event of default, our preferred approach would be to ask our PRC subsidiary that is a party to the exclusive call option agreement with the VIE’s shareholders, to designate another PRC person or entity to acquire the equity interests in such VIE and replace the existing shareholders pursuant to the exclusive call option agreement.

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

We do not have priority pledges and liens against the assets of our VIEs. As a contractual and property right matter, this lack of priority pledges and liens has remote risks. If any VIE undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets and we may not have priority against such third-party creditors on the assets of our VIEs. If our VIEs liquidate, we may take part in the liquidation procedures as a general creditor under the PRC Enterprise Bankruptcy Law and recover any outstanding liabilities owed by our VIEs to Shanghai Baoyi under the applicable service agreement.

If the shareholders of our VIEs were to attempt to voluntarily liquidate our VIEs without obtaining our prior consent, we could effectively prevent such unauthorized voluntary liquidation by exercising our right to request the shareholders of our VIEs to transfer all of their respective equity ownership interests to a PRC entity or individual designated by us in accordance with the option agreement with the shareholders of our VIEs. In addition, the shareholders of Shanghai E-Cheng do not have the right to issue dividends to themselves or otherwise distribute the retained earnings or other assets of Shanghai E-Cheng without our consent. In the event that the shareholders of our VIEs initiate a voluntary liquidation proceeding without our authorization or attempts to distribute the retained earnings or assets of our VIEs without our prior consent, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such litigation may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such litigation will be uncertain.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by the Ministry of Commerce and the NDRC and took effect in July 2020 and latest updated in January 2022. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have an adverse effect on our business operation. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC may take enforcement actions against us, which may have a material adverse effect on the trading of our ADSs.

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

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations there. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, the growth has been uneven across different periods, regions and among various economic sectors of China. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy is likely to be severe. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business.

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

Nevertheless, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the supervision over overseas listings by China-based companies. As a follow-up, on February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or, collectively, the Filing Rules, which have taken effect on March 31, 2023. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on offering, must be filed with the CSRC.

In a Q&A released on the CSRC’s official website, the respondent CSRC official stated that the domestic companies which have listed their securities in the overseas market as of March 31, 2023 will be regarded as the existing overseas listed companies, which will not be required to file with the CSRC until they conduct any new offerings subject to the filing requirements under Filing Rules. The Q&A also addressed the contractual arrangements and pointed out that, as for companies with contractual arrangements seeking overseas offering, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for companies with contractual arrangements complying with relevant laws and regulations. If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Rules due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing from the CSRC or other PRC governmental authorities.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up, on February 17, 2023, the CSRC, as approved by the State Council, released the Filing Rules, which have taken effect on March 31, 2023. The Filing Rules establish a new filing-based regime to regulate overseas offerings of stocks, depository receipts, convertible corporate bond, or other equity securities, and overseas listing of these securities for trading, by domestic companies. According to the Filing Rules, domestic companies that directly or indirectly offer or list their securities in an overseas market should file with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, must file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, a listed company like us is required to submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines to the relevant domestic companies, and a warning and fines on the controlling shareholder, the actual controller and other responsible persons. The Filing Rules also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises and additional reporting obligations for listed companies in the case of material changes. For more details of the Filing Rules, please refer to “Item 4. Information on the Company-B. Business Overview-Regulation—Regulations on Overseas Offering and Listing.”

In a Q&A released on the CSRC’s official website, the respondent CSRC official stated that the domestic companies which have listed their securities in the overseas market as of March 31, 2023 will be regarded as the existing overseas listed companies, which will not be required to file with the CSRC until they conduct any new offerings subject to the filing requirements under Filing Rules. The Q&A also addressed the contractual arrangements and pointed out that, as for companies with contractual arrangements seeking overseas offering, the CSRC will solicit opinions from relevant regulatory authorities and complete the filing procedures for companies with contractual arrangements complying with relevant laws and regulations. If we fail to file with the CSRC in a timely manner or at all, for any future offering (including, among others, follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities) pursuant to the Filing Rules due to our contractual arrangements, our ability to raise or utilize funds could be materially and adversely affected, and we may even need to unwind our contractual arrangements or restructure our business operations to rectify the failure to complete the filings. However, as the Filing Rules were recently promulgated, there remain substantial uncertainties as to their interpretation, application, and enforcement and how they will affect our operations and our future financing.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which will take effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Overseas Offering and Listing.” Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the enacted version of the revised Measures for Cybersecurity Review and the Administration Regulations on Cyber Data Security (Draft for Comments), are required for our offshore offerings or refinancing in the future, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings or refinancing in the future, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for our offshore offerings or refinancing in the future. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to suspend or halt the listing or trading of our ADSs. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

The PRC government extensively regulates the financial services industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the financial services industry, including wealth management and asset management companies. These financial service-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the financial services business include, but are not limited to, the following:

•
The regulations of the wealth management and asset management business in China, including evolving licensing practices, are evolving and subject to uncertainties. Operations at some of our subsidiaries and consolidated entities may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. See “-Risks Related to Our Business and Industry-We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “Item 4. Information on the Company-B. Business Overview-Regulation.”
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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial services businesses in China, including our business. There are risks that we may be found in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of financial services business. In addition, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our business or impose restrictions on the affected portion of our business. Any of these actions may have a material adverse effect on our business and results of operations. For details on PRC regulations which may affect our business, see “Item 4. Information on the Company-B. Business Overview-Regulation.”

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or consolidated entities or with respect to future capital contributions by us to our PRC subsidiary. Failure to complete such registrations or obtain such approvals may negatively affect our ability to use the proceeds we receive from our initial public offering and to capitalize or otherwise fund operations of our PRC operating entities, Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, and any other new subsidiaries we may establish in the future for business purposes, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and most recently amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. According to the current effective Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings promulgated by the State Council on September 18, 2018, the revenue threshold of merger filing is that: during the previous fiscal year, either (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million within China. On June 27, 2022, the SAMR released the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings (Revised Draft for Comments), or the draft of Threshold Provisions, mainly to optimize the filing standard. The draft of Threshold Provisions proposes to significantly adjust the revenue threshold of merger filing to either one of the following two conditions: (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion collectively in the previous fiscal year, and the turnover within China of at least two operators among them each exceeds RMB800 million in the previous fiscal year; or (ii) the turnover within China of all the operators participating in the concentration exceeds RMB4 billion collectively in the previous fiscal year, and the turnover within China of at least two operators among them each exceeds RMB800 million in the previous fiscal year. In addition, the draft of Threshold Provisions also provides that even if the aforementioned turnover threshold is not met, the transaction must be reported to anti-monopoly authority if both (i) the turnover within China of one of the operators participating in the concentration exceeds RMB100 billion in the previous fiscal year, and (ii) the market value or valuation of the operators to be merged or controlled in the concentration exceeds RMB800 million and their turnover within China in the previous fiscal year accounts for more than one third of their worldwide turnover. Furthermore, the amended Anti-Monopoly Law provides that if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard.

In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, the MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC and the MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. In December 2020, the NDRC and the MOFCOM promulgated the Measures for the Security Review of Foreign Investment, which came into effect on January 18, 2021. The NDRC and the MOFCOM established a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in mainland China, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, must be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

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

According to the financial support policy of Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, if the enterprises registered in these areas meet certain conditions, they are entitled to enjoy preferential tax treatments regarding the value-added tax, enterprise income tax and individual income tax for the financial year ended December 31, 2022. Shanghai E-Cheng and its subsidiaries enjoy such preferential tax treatment. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by us. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

In addition, under the Arrangement between China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Accordingly, Jupai HongKong Investment Limited, or Jupai HK, and Scepter Holdings Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from Shanghai Juxiang and Shanghai Baoyi, respectively, if they satisfy the conditions prescribed in relevant tax rules and regulations, and obtain the approvals as required. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. If Jupai HK or Scepter Holdings Limited is considered to be a non-beneficial owner for purposes of the tax arrangement, any dividends paid to them by our wholly foreign-owned PRC subsidiary directly would not qualify for the preferential dividend withholding tax rate of 5%, but rather would be subject to a rate of 10%. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Tax-Dividend Withholding Tax”.

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Tax-PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2023. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

Litigation and negative publicity surrounding China-based companies listed in the United States may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices of these companies. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

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

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. B F Borgers CPA PC is registered with the PCAOB and operating in Lakewood, Colorado, the U.S., and is currently subject to PCAOB rules regarding periodically inspection. However, because we have substantial operations within the People’s Republic of China and the PCAOB was historically unable to conduct inspections of the work of the auditors who are based in China as it relates to those operations without the approval of the PRC authorities before 2022, our predecessor auditor’s work related to our operations in China was not inspected by the PCAOB. On December 15, 2022, the PCAOB issued a report that, among others, removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

This historical lack of PCAOB inspections of audit work performed by auditors based in China prevented the PCAOB from regularly evaluating audit work of auditors based in China including that performed by our predecessor independent registered public accounting firm. As a result, investors may be deprived of the full benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of audit work performed by auditors based in China in the past has made it more difficult to evaluate the effectiveness and quality of our predecessor auditor’s audit procedures as compared to auditors in other jurisdictions that are subject to PCAOB inspections on all of their work. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements prepared by our predecessor auditor.

Risks Related to Our ADSs

The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs. The delisting of our ADSs from NYSE is expected to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•
the liquidity of our ADSs;
•
the market price of our ADSs;
•
the number of institutional and other investors that will consider investing in our ADSs;
•
the availability of information concerning the trading prices and volume of our ADSs;
•
the number of broker-dealers willing to execute trades in our ADSs; and
•
our ability to obtain equity or debt financing for the continuation of our operations.

The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Our ADSs were listed on the NYSE since our initial public offering in July 2015. On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” since the NYSE suspended the trading of our ADSs. The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future. For the period from January 1, 2022 to June 24, 2022, the date when the trading in our ADSs was suspended, the closing trading prices of our ADSs ranged from US$1.04 to US$0.38 per ADS.

The trading price of our ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2023, based on a review of our register of shareholders, we had 191,052,818 ordinary shares outstanding (excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 108,121,098 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

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

As of March 31, 2023, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially owned approximately 130,569,953 ordinary shares, or 66.1% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

In addition, certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and other applicable laws and regulations, impose various requirements on the corporate governance practices of public companies. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act on the fifth anniversary from the date of our initial listing (i.e., July 16, 2020), and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we have adopted policies regarding internal controls and disclosure controls and procedures and incurred substantially higher costs to obtain the same or similar coverage of directors and officers liability insurance. In addition, as a public company, we have incurred additional costs associated with our public company reporting requirements and additional costs to have qualified persons to serve on our board of directors or as executive officers.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable years ended December 31, 2021 and December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such U.S. Holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different (and generally less adverse than) the general tax treatment for PFICs. For more information see “Item 10. Additional Information-E. Taxation-United States Federal Income Taxation-Passive Foreign Investment Company Rules.”

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

Due to lack of express permission under PRC law for foreign-invested enterprises to sell mutual fund products or asset management plans and to provide asset management services in China, we provided asset management services and planned to sell mutual fund products and asset management plans through the subsidiaries of Shanghai Jupai, a domestic PRC company. In July 2013, we established Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, our wholly-owned subsidiary in China. Shanghai Juxiang entered into a series of contractual arrangements with Shanghai Jupai and its shareholders. The contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders enabled us to (i) exercise effective control over Shanghai Jupai; (ii) receive substantially all of the economic benefits of Shanghai Jupai in consideration for the consulting services provided by Shanghai Juxiang; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Jupai when and to the extent permitted under PRC laws and regulations. As a result of these contractual arrangements, we were considered the primary beneficiary of Shanghai Jupai, and we treated it as our VIE under U.S. GAAP. We consolidated the assets, liabilities, revenues, expenses and cash flows that were directly attributable to Shanghai Jupai and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai.

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

In March 2016, we acquired 34% equity interest in and 70% contractual earning distribution right of UP Capital Management Limited, or UP Capital, which directly holds 100% equity interest in Juhui Financial Securities Limited, a Hong Kong entity holding the required license to provide financial services to the high-net-worth clients in Hong Kong. We acquired additional 45% equity interest in UP Capital in 2017, and therefore owned 79% ownership and corresponding economic rights in UP Capital since then. In December 2019, we transferred all of our equity interests in UP Capital to a subsidiary of E-House. In May 2016, we acquired 85% equity ownership of Non-Linear Investment Management Limited which directly holds 100% equity interest in Jucheng Insurance Broker Ltd., a Hong Kong entity holding the required license to provide the insurance brokerage services in Hong Kong. In September 2022, we transferred all of our equity ownership in Non-Linear Investment Management Limited to Alan Tam, an unrelated third party.

In connection with our investment in UP Capital and acquisition of Non-Linear Investment Management Limited in 2016, we opened our Hong Kong office in May 2016 to expand our overseas business.

In September 2016, our former VIE, Shanghai Jupai, acquired 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China.

In September 2017, we completed the acquisition of a non-controlling interest in Runju, a company primarily operates an online platform which facilitates the transfer of debt and equity securities, from Shanghai Kushuo Information Technology Limited and an individual shareholder. Shanghai Kushuo Information Technology Limited is a subsidiary of E-House.

In January 2021, Shanghai Yedu was established by Ms. Qimin Wu and Mr. Guowen Zhang, both of whom are our employees. In August 2021, Shanghai Yedu acquired all the equity interest of Shanghai Yidexin from Shanghai E-Cheng. In August 2021, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and its shareholders. The contractual arrangements between Shanghai Baoyi, Shanghai Yedu and its shareholders enable us to (i) exercise effective control over Shanghai Yedu; (ii) receive substantially all of the economic benefits of Shanghai Yedu in consideration for the consulting services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all of the equity interests and assets of Shanghai Yedu when and to the extent permitted under PRC laws and regulations.

In February 2022, we received a letter dated January 27, 2022, from the NYSE, notifying us that we were below compliance standards due to the trading price of our ADSs.

On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. NYSE Regulation reached its decision to delist our ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because we had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs.

In June 2022, we terminated the contractual arrangements with Shanghai Jupai and its shareholders. Jupai Holdings Limited no longer has the contractual power to direct the activities of Shanghai Jupai from June 22, 2022, thereby having discontinued the operations of and ceased control over the business operated by Shanghai Jupai since June 22, 2022.

Our principal executive offices are located at Building 4, No. 1588 Xinyang Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai 201413, the People’s Republic of China. Our telephone number at this address is +86-21-5226-5851. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on http://www.sec.report. You can also find information on our website http://jupai.investorroom.com.

B.
Business Overview

We are a third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. In China, third-party wealth management service providers generally refer to those service providers who are not associated with any financial institutions. Our integrated business model features an established wealth management product advisory services operation that is complemented by our in-house asset management capabilities. We started our asset management business in 2013.

While the deleveraging-related policy-tightening, uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased by 92.0% from RMB6.2 billion in 2021 to RMB499.0 million (US$72.3 million) in 2022. Currently, we only have 90 employees, comprised of 48 employees working on product management and client engagement and 42 employees working on management and administration, and we ceased our marketing efforts and distribution of new products. Currently, we focus on managing our existing products and protecting clients’ interest and at the same time seek potential opportunities in the market.

Historically, we provided our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. In 2020, 2021 and 2022, we had 1,700, 1,248 and 102 active clients, respectively.

We serve as a one-stop wealth management product aggregator. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2022, we sourced third-party products from 10 domestic product providers for recommendation to our clients. Our product choices include fixed income products, private equity and venture capital funds, public market products and other products such as insurance products and tailored alternative investments. In 2020, 2021 and 2022, the aggregate value of wealth management products we distributed reached RMB6.5 billion, RMB6.2 billion and RMB499.0 million (US$72.3 million), respectively. Our brand is built upon our rigorous risk management and product selection standards, which ensures the quality of products that we distribute. We draw on in-house and external expertise to carefully screen each product we distribute from legal and commercial perspectives.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2022, the amount of total assets under our sole or shared management was RMB27.8 billion (US$4.0 billion), compared to RMB31.3 billion as of December 31, 2021.

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

Our revenues of 2022 declined as compared to that of 2021 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues decreased from RMB0.4 billion in 2020 to RMB359.1 million in 2021 and further to RMB103.2 million (US$15.0 million) in 2022. We recorded a net loss attributable to our shareholders of RMB31.4 million and RMB267.9 million in 2020 and 2021, respectively. We recorded a net income attributable to our shareholders of RMB19.9 million (US$2.9 million) in 2022. Our net revenues in 2022 from one-time commissions, recurring management fees and recurring services fees were RMB27.9 million (US$4.0 million), RMB32.4 million (US$4.7 million), RMB42.9 million (US$6.2 million) and nil, respectively.

Our Services

We provide wealth management product advisory and asset management. These complementary service capabilities enabled us to offer customized, value-adding and integrated services to our high-net-worth clients.

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

We consider the following aspects of our services key to the operation of our wealth management product advisory services:

Our high-net-worth clients

We provide our wealth management product advisory services mainly to China’s high-net-worth individuals who have investable assets in excess of RMB3.0 million or have an average annual income in excess of RMB500,000 for the past three years. Our client base consists of entrepreneurs, corporate executives, professionals and other investors. In 2020, 2021 and 2022, we provided wealth management product advisory services to 1,700, 1,248 and 102 active clients, respectively. In 2020, 2021 and 2022, the aggregate value of wealth management products we distributed reached RMB6.5 billion, RMB6.2 billion and RMB499.0 million (US$72.3 million), respectively.

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

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2022.

	As of December 31,
	2020	2021	2022
Product Categories (Asset Under Management(1))%		%	%
Fixed Income Products	30	31	32
Private equity and venture capital fund products	63	61	61
Public Market Products	3	5	3
Other Products	4	3	4

(1)
Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total AUM was RMB33.8 billion, RMB31.3 billion and RMB27.8 billion (US$4.0 billion) as of December 31, 2020, 2021 and 2022, respectively.

Our Product Offerings

Product Categories

We serve as a one-stop wealth management product aggregator and recommend both third-party and self-developed products to our clients. In addition to the products that we develop and manage in-house, we also source products from third parties. In 2022, we sourced products from 10 domestic product providers for recommendation to our clients. Our wealth management product advisors are required to select and recommend products with the goal of maximizing our clients’ interests. We select, evaluate and recommend fixed income products, private equity and venture capital funds, public market product and other products.

The fixed income products we distributed that have real estate developers as corporate borrowers accounted for 100%, 100% and nil of the total transaction value of all fixed income products we distributed in 2020, 2021 and 2022, respectively. The total transaction value of the secondary market equity fund products accounted for around 4% of the total transaction value of all the products we distributed in 2022.

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

Four of the products that we distributed in 2022 were subject to redemption by our clients, and the aggregate value of these products that remained subject to possible redemption amounted to RMB0.7 billion, RMB0.7 billion and RMB1.0 billion (US$0.1 billion) as of December 31, 2020, 2021 and 2022, respectively. None of these products, if redeemed, will require a refund of the applicable fees we collected.

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. We started to develop products in-house in 2013. In terms of value, approximately RMB6.4 billion, RMB6.2 billion and RMB499.0 million (US$72.3 million) of the products that we distributed in 2020, 2021 and 2022, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Risk Management and Compliance Control

We draw on in-house and external expertise and follow strictly implemented procedures to conduct risk management and compliance control in accordance with applicable PRC laws, rules and regulations.

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

In October 2018, the CSRC promulgated Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, which was amended on January 12, 2023 and became effective on March 1, 2023. The Asset Management Administration Measures replaced former administration measures on assets management business of fund companies, securities companies and futures companies.

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

In October 2018, the CSRC promulgated Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures, which was amended on January 12, 2023 and became effective on March 1, 2023. The Asset Management Plan Operation Measures prescribes the raise, investment, risk management, valuation, information disclosure and other operation activities of asset management plans by securities and futures operation institutions.

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

CSRC is now in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers, record filing of private funds and perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds to perform self-regulatory administration of privately placement funds. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity funds registered in the cities or districts that satisfy the specified requirements. Such local administrative rules may be changed or preempted according to the new regulations to be issued by CSRC. We have completed the private fund manager registration and filing of private funds under our management with AMAC for the relevant entities that act as private fund managers.

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

In January 2018, AMAC issued Notice regarding Filing of Private Investment Funds, or the 2018 Filing Notice, which was repealed in August 2020. The 2018 Filing Notice provides that private investment funds are prohibited from raising funds from unqualified investors. It also provides that private investment fund manager should file the contracts and other documents of the fund with AMAC on a timely basis and keep proper records of all filing materials. In addition, the Filing Notice also provides that private investment funds should not make debt investments, including (i) investing in private loans, small loans or factoring facilities or other assets or beneficiary interests of which the nature is borrowing; (ii) lending money through entrusted bank loans or trusts; and (iii) conducting the aforementioned activities through the form of special purpose vehicle or investment enterprise. AMAC will not approve the filing of private investment funds that are engaged in the unpermitted debt investment activities. Starting from February 2018, we have ceased to make any new investment in debt assets through our private investment funds.

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

On December 23, 2019, the AMAC issued the new Notice regarding Filing of Private Investment Funds, or the 2019 Filing Notice, which replaced the 2018 Filing Notice. The 2019 Filing Notice clarifies, among others, that the negative scope of financial products that are unable to be registered as private investment funds and the special filing or registration requirements on different types of private investment funds. The 2019 Filing Notice further emphasizes, among others, that (i) the fund manager or any of its actual controller, shareholder, affiliates or fundraising agencies is prohibited to promise the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors; and (ii) the fund manager is prohibited to set up several investment units or tranches in the private investment funds, which accept investments from different investors and make investments in different assets for the purposes of avoiding any filing or registration obligation.

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

The principal regulation governing insurance brokerage is the Provisions on the Supervision and Administration of Insurance Brokerage Agency, or the Insurance Brokerage Agency Provisions, promulgated by the CIRC in September 2009, amended and effective as of April 27, 2013 and October 19, 2015. According to the Insurance Brokerage Agency Provisions, an insurance brokerage agency refers to an entity that receives commissions for providing intermediary services to policyholders and sponsors to facilitate their entering into insurance contracts based on the interests of the policyholders. An insurance brokerage agency established in China must meet the qualification requirements specified by the CIRC and obtain a license to operate an insurance brokerage business issued by the CIRC. Among others, the minimum registered capital for an insurance brokerage agency that conducts business in regions not limited to the province, autonomous region, municipality directly under the central government, or the city specifically designated in the state plan where its business registration is made shall be no less than RMB50.0 million and must be fully paid in. The license of an insurance brokerage agency is valid for a period of three years, and can be renewed subject to the approval of the CIRC.

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

On February 1, 2018, CIRC issued the Provisions on the Supervision and Administration of Insurance Broker, or the Insurance Broker Provision, to replace Insurance Brokerage Agency Provisions and became effective upon May 1, 2018. Under Insurance Broker Provisions, the definition and licensing requirements of an insurance broker are substantially similar to those of an insurance brokerage agency as provided under the Insurance

Brokerage Agency Provisions. The insurance broker shall meet following requirements for the operation of the insurance brokerage business, including, among others, (i) the shareholders must meet the requirement stipulated under Insurance Broker Provision and all paid-in capitals must be self-owned and not from any bank loans or others; (ii) certain material aspects of the company, including the registered capital requirement, capital under the custody, business scopes, articles of associations, company name, constitution of management, corporate governance and internal control, and information management system, must meet relevant legal requirements; and (iii) information management system for business and finance complying with regulations of CIRC. The Insurance Broker Provisions also specify that insurance broker that provide personal insurance services nationwide must establish branch offices, and an insurance broker must segregate its reinsurance business from other insurance business. A subsidiary of our former VIE, Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.) has obtained the license for insurance brokerage business.

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

Regulations on the Sale of Mutual Funds

On December 28, 2012, the Standing Committee of the PRC National People’s Congress promulgated the Law on Securities Investment Funds, or the 2012 SIF Law, which became effective on June 1, 2013 and replaced the Securities Investment Funds Law effective since June 1, 2004. The 2012 SIF Law not only imposes detailed regulations on mutual funds but also includes new rules on the fund services agencies for the first time. Agencies that engage in sales and other fund services related to mutual funds are required to register or file with the securities regulatory authority. The 2012 SIF Law was further amended on April 24, 2015.

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

Regulations on Overseas Offering and Listing

On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules collectively. According to the Filing Rules, domestic companies in mainland China that directly or indirectly offer or list their securities in an overseas market, are required to file with the CSRC. Specifically, the securities under the Filing Rules refer to stocks, depositary receipts, convertible corporate bonds, exchangeable bonds and other equity-linked securities to be issued and offered in overseas markets by domestic companies directly or indirectly, while a direct offering and listing refers to the overseas offering and listing of a joint-stock company incorporated in mainland China, and an indirect offering and listing refers to the overseas offering and listing of a domestic company which conducts its business operations primarily in mainland China, in the name of an offshore company and based on the underlying equities, assets, earnings or similar interests of the domestic company. In particular, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing should be considered as an indirect overseas offering and listing by a domestic company if the issuer meets both of the following conditions: (i) any of the revenue, profits, total assets or net assets of such domestic company in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the majority of its business operations are conducted in mainland China or its principal place of business is located in mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the mainland China. According to the Filing Rules, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by the laws, administrative regulations and relevant national provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic companies or their controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy in the past three years; (iv) the domestic companies are currently under investigations in connection with suspicion of having committed criminal offenses or material violations of applicable laws and regulations, and there is still no explicit conclusion; (v) there are material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. Securities companies and securities service providers shall also fulfill the applicable legal procedures according to the Confidentiality and Archives Management Provisions when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

Regulations on Foreign Investment

The State Planning Commission, the State Economic and Trade Commission and the Ministry of Foreign Trade and Economic Cooperation jointly promulgated the Foreign Investment Industrial Guidance Catalogue, or the Foreign Investment Catalogue, in 1995, which was subsequently revised from time to time. The Foreign Investment Catalogue sets forth the industries in which foreign investment are encouraged, restricted, or forbidden. Industries that were not indicated as any of the above categories under the Foreign Investment Catalogue are permitted areas for foreign investment. The industries listed in this version are divided into two categories: encouraged industries and the industries with special entry administration measure, or the Negative List. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Foreign Investment Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The list of encouraged industries for foreign investment under the Foreign Investment Catalogue has been replaced by the Encouraged Foreign Investment

Catalogue, jointly promulgated by the NDRC and the Ministry of Commerce (the “MOC”). The prevailing Encouraged Foreign Investment Catalogue is 2022 version, which came effect as from January 1, 2023.

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

On June 28, 2018, NDRC and MOFCOM jointly issued Special Administration Measures for Access of Foreign Investment or the Negative List, as last amended on December 27, 2021 and became effective on January 1, 2022, which listed special requirements for foreign investment, including shareholding percentage limits and qualification for senior management for certain fields. Foreign investors are not allowed to invest into prohibited industries for foreign investors listed in the Negative List. For investment into other industries listed in the Negative List, access approval is required. However, foreign investment into fields not listed in the Negative List generally enjoys the same conditions as domestic entities.

Pursuant to the currently effective or the amended Negative List, market survey, a business activity that we currently engage in through our VIE, is restricted for foreign investment.

In addition, if our PRC subsidiary and consolidated entities plan to engage in promoting or distributing wealth management plans through the Internet, or allows our clients to purchase wealth management products on any of our websites, such business is likely to be deemed as value-added telecommunications service and call for approvals from relevant authorities. Foreign investment in telecommunications businesses is governed by the State Council’s Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued by the State Council in December 2001 and amended in March 2022, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China cannot exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China. Although MIIT promulgated its Notice on Lifting Foreign Investment Restrictions on Online Data and Deal Processing Business in June 2015, which permits foreign ownership, in whole or in part, of online data and deal processing business, a sub-type of value-added telecommunications service, we still expect our potential business of online promotion and distribution of wealth management products to face foreign investment restrictions or uncertainties, since it is not clear whether our potential business will be deemed as online data and deal processing.

We have been engaged in the direct sales of mutual funds sponsored by mutual fund management companies before the termination of the contractual arrangements with Shanghai Jupai and its shareholders in June 2022. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC that was last amended on February 17, 2013 and came into effect on June 1, 2013, in order to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the New Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have the minimum net asset of RMB50.0 million, the legal entity controlling shareholder shall have the minimum net asset of RMB200.0 million and shall have been profitable for the last three financial years with sound operation and internal control. There are other financial condition requirements for controlling shareholders and actual controllers. If the shareholder is a foreign entity, it shall be a financial institution in good standing with financial assets management or financial investment advisory experience.

Our PRC subsidiary was not allowed to engage in insurance brokerage businesses prior to the promulgation of the Notice on Opening Business Scope of Foreign Invested Insurance Brokerage Company on April 27, 2018. Therefore, our insurance brokerage related business is carried out principally through Jupai HK and our consolidated entities. In 2016, Shanghai Jupai, our former VIE, acquired 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China, and we have been engaged in the insurance brokerage businesses in the PRC relying on licenses held by these consolidated entities before the termination of the contractual arrangements with Shanghai Jupai and its shareholders in June 2022.

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

In the opinion of Jingtian & Gongcheng, our PRC legal counsel, the contractual arrangements governed by PRC laws among Shanghai Baoyi, Shanghai E-Cheng and its shareholders establishing the corporate structure for E-House Capital’s asset management service business are valid, binding and enforceable in accordance with their terms, and will not result in a violation of PRC laws or regulations currently in effect.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC governmental restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

In addition, the PRC Civil Code promulgated on May 28, 2020, became effective on January 1, 2021, expressly provides that natural persons enjoy the right of privacy.

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

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the Personal Information Protection Law.

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

On November 14, 2021, the Cyberspace Administration of China released the Administration Regulations on Cyber Data Security (Draft for Comments), or the draft Regulations, and will accept public comments until December 13, 2021. The draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment. Currently, the Revised Draft and the draft Regulations have not directly affected our business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations. In such case, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. If a final version of the draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel do not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

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

For a discussion of applicable PRC tax regulations, also see “Item 5.A. Operating and Financial Review and Prospects-Operating Results-Taxation.”

C.
Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2023:

Jupai Holdings Limited (Cayman)
100%
100%
100%
Jupai Investment Limited (BVI)
Jupai Investment International Limited (BVI)
Scepter Pacific Limited (BVI)
100%
100%
100%
100%
Jupai Asset Management Limited (BVI)
Jupai HongKong Investment Limited (HK)
Scepter Holdings Limited (HK)
E-capital Assets Management Limited (Cayman)
100%
Jupai Asset Management Inc. (Cayman)
Offshore
Onshore
100%
100%
Shanghai Juxiang Investment Management Consulting Co., Ltd
Baoyi Investment Consulting (Shanghai) Co., Ltd
Shanghai Yedu Enterprise Management Co., Ltd (1)
Shanghai E-Cheng Asset Management Co., Ltd. (2)
100%
Shanghai Yidexin Equity Investment Management Co., Ltd
Direct Ownership
Contractual Agreements

Notes:

(1)
Shanghai Yedu is one of our VIEs. Ms. Qimin Wu and Mr. Guowen Zhang hold 70% and 30% of the equity interest in Shanghai Yedu. Both Ms. Qimin Wu and Mr. Guowen Zhang are our employees.
(2)
Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng. Ms. Qimin Wu is our employee.

Former Contractual Arrangement with Shanghai Jupai

In January 2014, we amended and restated the contractual arrangements that we previously entered into with Shanghai Jupai in September 2013. The following is a summary of the such contractual arrangements by and among our wholly-owned subsidiary, Shanghai Juxiang, our former VIE, Shanghai Jupai, and the shareholders of Shanghai Jupai.

Operating Agreement. Pursuant to the amended and restated operating agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated January 8, 2014, Shanghai Jupai and the shareholders of Shanghai Jupai agreed not to enter into any transaction that could materially affect Shanghai Jupai’s assets, obligations, rights or operations without prior written consent from Shanghai Juxiang, including but not limited to the amendment of the articles of association of Shanghai Jupai. Shanghai Jupai and its shareholders agreed to accept and follow our corporate policies provided by Shanghai Juxiang in connection with Shanghai Jupai’s daily operations, financial management and the employment and dismissal of Shanghai Jupai’s employees. Shanghai Jupai agreed that it should seek guarantee from Shanghai Juxiang first if any guarantee was needed for Shanghai Jupai’s performance of any contract or loan in the course of its business operation. None of Shanghai Jupai and its shareholders could terminate this agreement. Shanghai Juxiang could terminate the agreement by giving a 30-day prior written notice.

Call Option Agreement. Under the amended and restated call option agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated January 8, 2014, each of the shareholders of Shanghai Jupai irrevocably granted to Shanghai Juxiang or its designee an option to purchase at any time, to the extent permitted under PRC law, all or a portion of his equity interests in Shanghai Jupai. Also, Shanghai Juxiang or its designee had the right to acquire any and all of its assets of Shanghai Jupai. Without Shanghai Juxiang’s prior written consent, Shanghai Jupai’s shareholders could not transfer their equity interests in Shanghai Jupai, and Shanghai Jupai could not transfer its assets. The acquisition price for the shares or assets would be the minimum amount of consideration permitted under the PRC law at the time of the exercise of the option. Shanghai Juxiang could terminate the agreement early, whereas none of Shanghai Jupai and its shareholders could terminate this agreement.

Equity Interest Pledge Agreement. Under the amended and restated equity pledge agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai dated October 9, 2014, the shareholders pledged all of their equity interests in Shanghai Jupai to Shanghai Juxiang to guarantee Shanghai Jupai’s performance of relevant obligations and indebtedness under the consulting services agreement. In addition, the shareholders of Shanghai Jupai completed the registration of the equity pledge under the agreement with the competent local authority. If Shanghai Jupai breached its obligation under the consulting services agreement, Shanghai Juxiang, as pledgee, would be entitled to certain rights, including the right to sell the pledged equity interests.

Voting Rights Proxy Agreement. Under the amended and restated voting rights proxy agreement among Shanghai Juxiang and the shareholders of Shanghai Jupai dated January 8, 2014, each shareholder of Shanghai Jupai irrevocably appointed Shanghai Juxiang as its attorney-in-fact to exercise on such shareholder’s behalf any and all rights that such shareholder had in respect of his equity interests in Shanghai Jupai, including but not limited to the power to vote on its behalf on all matters of Shanghai Jupai requiring shareholder approval in accordance with the articles of association of Shanghai Jupai. The proxy agreement would remain in effect unless Shanghai Juxiang terminates the agreement by giving a 30-day prior written notice or gives its consent to the termination by Shanghai Jupai.

Consulting Services Agreement. Pursuant to the amended and restated consulting services agreement between Shanghai Jupai and Shanghai Juxiang dated January 8, 2014, Shanghai Juxiang had the exclusive right to provide consulting services to Shanghai Jupai relating to Shanghai Jupai’s business, including but not limited to business consulting services, human resources development, and business development. Shanghai Juxiang exclusively owned any intellectual property rights arising from the performance of this agreement. Shanghai Juxiang had the right to determine the service fees based on Shanghai Jupai’s actual operation on a quarterly basis. Shanghai Juxiang could terminate this agreement at any time by giving a prior written notice to Shanghai Jupai.

Amendment to Agreements. Pursuant to the Amendment to Agreements entered into by Shanghai Jupai, the shareholders of Shanghai Jupai and Shanghai Juxiang dated October 9, 2014, the Operating Agreement was amended, pursuant to which, the shareholders of Shanghai Jupai must appoint candidates recommended by Shanghai Juxiang as the director, general manager, CFO and other senior managers.

Equity Transfer and Joinder Agreements. Pursuant to the Equity Transfer Agreement between Hu Tian Xiang and Ni Jian Da dated July 15, 2018, Mr. Tianxiang Hu transferred all of his 67.7% equity interest in Shanghai Jupai to Mr. Jianda Ni. By entering into a series of joinder agreement with Shanghai Juxiang and Shanghai Jupai on July 15, 2018, Mr. Ni, as a shareholder Shanghai Jupai, agreed to undertake all rights, responsibilities and obligations of the shareholder of Shanghai Jupai prescribed under the operating agreement, call option agreement, equity interest pledge agreement and voting rights proxy agreement among Shanghai Juxiang, Shanghai Jupai and the shareholders of Shanghai Jupai as described above.

In June 2022, we terminated the contractual arrangements with Shanghai Jupai and its shareholders. Jupai Holdings Limited no longer has the contractual power to direct the activities of Shanghai Jupai from June 22, 2022, thereby having discontinued the operations of and ceased control over the business operated by Shanghai Jupai since June 22, 2022.

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

In the opinion of our PRC counsel, Jingtian & Gongcheng, the contractual arrangements with respect to our VIEs are valid, binding and enforceable in accordance with their terms under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.
Property, Plant and Equipment

As of December 31, 2022, we have two workplaces which are located at Room 603, Building 3, Lane 9, Yunjuan North Road, Pudong District, Shanghai, China and Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, China, respectively, with an aggregate leased area of 2,481.5 square meters. We lease our premises from unrelated third parties. Lessors for the leased premises either have valid title to the property or have proper authorization from the title owner to sublease the property. The lease agreements typically have terms of approximately one to three years that are renewable by the parties subject to early termination, and we believe when they expire we may relocate upon equal or more favorable leasing terms.

ITEM4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.
Operating Results

Overview

We are a third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. In 2020, 2021 and 2022, the aggregate value of wealth management products we distributed to our clients reached RMB6.5 billion, RMB6.2 billion and RMB499.0 million (US$72.3 million), respectively. The amount of assets under our sole or shared management reached RMB27.8 billion (US$4.0 billion) as of December 31, 2022. Currently, we mainly focus on managing our existing products.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. In 2020, 2021 and 2022, our one-time commissions accounted for 41.8%, 39.5% and 27.0% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 58.2%, 60.5% and 73.0% of our total net revenues, respectively. We started to receive carried interest in the first quarter of 2015. Such carried interest, as part of our recurring service and management fees, amounted to RMB1.3 million (US$0.2 million) and accounted for 1.3% of our total net revenues in 2022.

Our net revenues were RMB0.4 billion in 2020, RMB359.1 million in 2021 and RMB103.2 million (US$15.0 million) in 2022. We recorded a net loss attributable to our shareholders of RMB31.4 million and RMB267.9 million in 2020 and 2021, respectively. We recorded a net income attributable to our shareholders of RMB19.9 million (US$2.9 million) in 2022.

Key Components of Our Results of Operations

Net Revenues

We derive net revenues mainly from the provision of wealth management product related services and asset management services. We also categorize revenues into third-party revenues and related-party revenues. Our related-party revenues consist primarily of one-time commissions and recurring management fees paid by limited partnership funds where we serve as general partner or co-general partner or other funds where we serve as managers. We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai. Currently, we mainly focus on managing our existing products. The following table sets forth the principal components of our net revenues by amounts and percentages of our net revenues for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
One-time commission	162,151,804	41.8	141,700,366	39.5	27,887,929	4,043,370	27.0
Related party	58,151,175	15.0	13,421,106	3.7	2,128,448	308,596	2.1
Third party	104,000,629	26.8	128,279,260	35.8	25,759,481	3,734,774	25.0
Recurring service fee	128,028,205	33.0	114,890,626	32.0	42,901,431	6,220,123	41.6
Related party	20,138,903	5.2	9,983,297	2.8	391,379	56,745	0.4
Third party	107,889,302	27.8	104,907,329	29.2	42,510,052	6,163,378	41.2
Recurring management fees(1)	97,991,734	25.2	102,463,147	28.5	32,444,761	4,704,048	31.4
Related party	97,991,734	25.2	102,463,147	28.5	32,444,761	4,704,048	31.4
Third party	—	—	—	—	—	—	—
Net revenues	388,171,743	100.0	359,054,139	100.0	103,234,121	14,967,541	100.0

Note:

(1)
We recognized RMB24.3 million, RMB42.4 million and RMB1.3 million (US$0.2 million) carried interest as part of our recurring service and management fees in 2020, 2021 and 2022, respectively.

One-Time Commissions. We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced consecutive declines from 2020 to 2022, primarily due to decreases in the aggregate value of wealth management products we distributed. One-time commission as a percentage of our total net revenues remain above 27.0%.

Recurring Service Fees. During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. In 2020, 2021 and 2022, we recorded RMB10.6 million, RMB31.8 million and RMB1.0 million (US$0.1 million) of such performance fees, respectively. From 2021 to 2022, recurring service fee decreased as we provided on-going services to fewer product suppliers.

Recurring Management Fees. We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. The amount of recurring management fee revenues decreased from 2021 to 2022 due to the change in product mix and the decline of amount of assets under our management in 2022. The amount of assets under our sole or shared management declined from RMB33.8 billion in 2020 to RMB31.3 billion in 2021 and further to RMB27.8 billion (US$4.0 billion) in 2022. As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB13.7 million, RMB10.6 million and RMB0.3 million (US$0.04 million) in 2020, 2021 and 2022, respectively.

While we expect that our one-time commissions and recurring management fees will continue to account for a significant portion of our net revenues, we saw a decline in revenues from one-time commissions due to a decrease in the aggregate value of wealth management products we distributed.

For sizable projects with demanding fund-raising timetables, we sometimes use third-party distribution channels in addition to our in-house sales force to expedite fund raising for the related projects. These third-party channels consist primarily of third-party wealth management service providers that operate on a smaller scale compared to us. We select them based on market reputation and our prior working experience with them. We pay channel fees to these third-party distribution channels based on the value of products distributed by them and our total revenues are net of these channel fees. In 2020, 2021 and 2022, we incurred channel fees in the amount of RMB2.0 million, nil and nil, respectively.

The following key business metrics will affect our net revenues:

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

	Year Ended December 31,
	2020		2021		2022
Product type	RMB in millions	% (1)	RMB in millions	% (1)	RMB in millions	US$ in millions	% (1)
	(in millions, except for percentage)
Fixed income products	4,116	63.7	4,027	64.5	—	—	—
Private equity and venture capital fund products	1,017	15.8	344	5.5	79.0	11.5	15.8
Public market products	1,173	18.2	1,616	25.9	257.0	37.3	51.5
Other products	147	2.3	253	4.1	163.0	23.6	32.7
All products	6,453	100.0	6,240	100.0	499.0	72.3	100.0

Note:

(1)
The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB6.4 billion, RMB6.2 billion and RMB499.0 million (US$72.3 million) of the products that we distributed in 2020, 2021 and 2022, respectively, were either products developed and managed by us or third-party products that we helped design.

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

2022 compared to 2021

	As of December 31,
	2021		Inflows	Outflows	2022
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	Balance (US$ in millions)	% (1)
Fixed income products	9,666.6	30.9	—	(814.5)	8,852.1	1,283.4	31.8
Private equity and venture capital fund products	19,028.0	60.8	78.5	(2,056.3)	17,050.2	2,472.0	61.3
Public market products	1,474.5	4.7	256.7	(810.7)	920.5	133.5	3.3
Other products	1,152.4	3.6	163.1	(341.4)	974.1	141.2	3.5
All products	31,321.5	100.0	498.3	(4,022.9)	27,796.9	4,030.2	100.0

Note:

(1)
The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB27.8 billion (US$4.0 billion) as of December 31, 2022, a decrease of RMB3.5 billion (US$0.5 billion), or 11.2%, from RMB31.3 billion as of December 31, 2021. The net decrease was due to:

Inflows of RMB0.5 billion (US$0.1 billion) contributions mainly related to:

•
RMB256.7 million (US$37.2 million) in public market products contributed by RMB256.7 million (US$37.2 million) raised for products in private placement related fund;
•
RMB163.1 million (US$23.6 million) in other products contributed by RMB163.1 million (US$23.6 million) raised for insurance products;

Outflows of RMB4.0 billion (US$0.6 billion) mainly attributable to:

•
RMB2.1 billion (US$0.3 billion) in private equity and venture capital fund products primarily due to liquidation of such products of RMB2.1 billion (US$0.3 billion);
•
RMB0.8 billion (US$0.1 billion) in fixed income products primarily due to RMB0.8 billion (US$0.1 billion) liquidation of products with underlying assets in real estate upon maturity; and
•
RMB0.8 billion (US$0.1 billion) in public market products primarily due to RMB0.8 billion (US$0.1 billion) liquidation of certain public market products.

2021 compared to 2020

•

	As of December 31,
	2020		Inflows	Outflows	2021
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	10,148.9	30.0	4,026.9	(4,509.2)	9,666.6	30.9
Private equity and venture capital fund products	21,549.2	63.7	343.5	(2,864.7)	19,028.0	60.8
Public market products	968.2	2.9	719.6	(213.4)	1,474.5	4.7
Other products	1,162.9	3.4	0.0	(10.5)	1,152.4	3.6
All products	33,829.2	100.0	5,090.0	(7,597.8)	31,321.5	100.0

Note:

(1)
The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB31.3 billion as of December 31, 2021, a decrease of RMB2.5 billion, or 7.4%, from RMB33.8 billion as of December 31, 2020. The net decrease was due to:

Inflows of RMB5.1 billion contributions related to:

•
RMB4.0 billion in fixed income products primarily due to RMB4.0 billion raised for products with underlying assets in real estate;
•
RMB0.7 billion in public market products contributed by RMB0.7 billion raised for products in private placement related fund.

Outflows of RMB7.6 billion attributable to:

•
RMB4.5 billion in fixed income products primarily due to RMB4.5 billion liquidation of products with underlying assets in real estate upon maturity; and
•
RMB2.9 billion in private equity and venture capital fund products primarily due to liquidation of products in real estate of RMB2.3 billion.

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

Fee Rates. Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The one-time commission rates we charge on fixed income products typically range from 0.5% to 4.5%. The recurring service fee rates that we charge on fixed income products are within the range of 0.3% to 3.0% per year. We did not distribute any fixed income products in 2022. The tenure of equity related products we distributed in 2022 typically ranges from one year to four years. The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1.0% to 3.5%. The recurring service fee rates that we charge on equity related products are within the range of 0.3% to 1.5% annually.

The table below sets forth the weighted average recurring management fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2020	2021	2022
Product type	%	%	%
Fixed income products	0.44	0.58	0.56
Private equity and venture capital fund products	0.61	0.52	0.54
Public market products	0.66	0.73	0.69
Other products	0.59	0.58	0.58
All products	0.56	0.55	0.55
▪

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff decreased from 580 as of December 31, 2020 to 459 as of December 31, 2021 and further decreased to 90 as of December 31, 2022. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 31, 22 and two client centers as of December 31, 2020, 2021 and 2022, respectively. Our rental expenses in 2022 have also decreased in line with the decrease in the total office area of our client centers.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Operating costs and expenses:
Cost of revenues	205,634,704	53.0	156,114,484	43.4	45,383,978	6,580,058	44.0
Selling expenses	84,903,304	21.9	90,062,565	25.1	7,746,679	1,123,163	7.5
General and administrative and expenses	153,650,898	39.6	119,449,923	33.3	156,701,338	22,719,558	151.8
Government subsidies	(21,590,703)	(5.6)	(5,397,270)	(1.5)	(3,365,373)	(487,933)	(3.3)
Total operating costs and expenses	422,598,203	108.9	360,229,702	100.3	206,466,622	29,934,846	200.0

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

Government Subsidies. Government subsidies is cash subsidies received from local governments as incentives for registering and operating business in certain local districts, typically granted based on the amount of value-added tax and income tax payments we make in these local districts in a given period. These subsidies do not entail other obligations on our part and allow us full discretion in utilizing the funds, which we use for general corporate purposes. The local governments may decide to reduce, eliminate or cancel these subsidies at any time. See “Item 3. Key Information-D. Risk Factors-Risk Related to Doing Business in China-The discontinuation of any of the government incentives and preferential tax treatment currently available to us in China could adversely affect our financial condition and results of operations.”

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

PRC

Our PRC subsidiary and the VIEs are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018 and its implementing regulations promulgated on December 6, 2007 and most recently amended on April 23, 2019, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Additionally, in accordance with the EIT Law, dividends, which arise from profits of foreign-invested corporations earned after January 1, 2008, are subject to a 5% to 10% withholding income tax.

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

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues	212,783,752	234,173,007	68,246,670	9,894,837
Related party revenues	177,025,427	126,399,990	34,952,880	5,067,691
Total revenues	389,809,179	360,572,997	103,199,550	14,962,528
Business taxes and related surcharges	(1,637,436)	(1,518,858)	34,571	5,012
Net revenues	388,171,743	359,054,139	103,234,121	14,967,540
Operating cost and expenses:
Cost of revenues	(205,634,704)	(156,114,484)	(45,383,978)	(6,580,058)
Selling expenses	(84,903,304)	(90,062,565)	(7,746,679)	(1,123,163)
General and administrative expenses	(153,650,898)	(119,449,923)	(156,701,338)	(22,719,558)
Government subsidies	21,590,703	5,397,270	3,365,373	487,933
Total operating cost and expenses	(422,598,203)	(360,229,702)	(206,466,622)	(29,934,846)
Loss from operations	(34,426,460)	(1,175,563)	(103,232,501)	(14,967,306)
Other income (loss):
Interest income	5,162,441	7,515,933	4,686,664	679,502
Investment loss	(7,333,446)	(12,261,086)	(2,708,446)	(392,688)
Loss on litigation	—	(282,450,000)	(21,442,000)	(3,108,798)
Gain from deconsolidation of subsidiary	—	—	173,338,410	25,131,707
Exchange gain (loss)	2,382,302	(32,782)	(836,304)	(121,253)
Total other income (loss)	211,297	(287,227,935)	153,038,324	22,188,470
Income (Loss) before taxes and loss from equity in affiliates	(34,215,163)	(288,403,498)	49,805,823	7,221,164
Income tax expense	(796,524)	(2,345,334)	(2,155,121)	(312,463)
Loss from equity in affiliates	(1,612,759)	(3,888,959)	(31,546,640)	(4,573,833)
Net income (loss)	(36,624,446)	(294,637,791)	16,104,062	2,334,868
Net income attributable to non-controlling interests	5,256,798	26,776,069	3,807,344	552,013
Net income (loss) attributable to ordinary shareholders	(31,367,648)	(267,861,722)	19,911,406	2,886,881

2022 Compared to 2021

Net Revenues. Our net revenues decreased by 71.3% from RMB359.1 million in 2021 to RMB103.2 million (US$15.0 million) in 2022.

Our net revenues from one-time commissions decreased by 80.4% from RMB141.7 million in 2021 to RMB27.9 million (US$4.0 million) in 2022, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 62.7% from RMB114.9 million in 2021 to RMB42.9 million (US$6.2 million) in 2022 primarily because we provided ongoing services to fewer products in 2022.

Our net revenues from recurring management fees decreased by 68.4% from RMB102.5 million in 2021 to RMB32.4 million (US$4.7 million) in 2022, which was primarily due to the change in product mix and the decline of amount of assets under our management in 2022.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 42.7% from RMB360.2 million in 2021 to RMB206.5 million (US$29.9 million) in 2022, primarily due to the decreases in cost of revenues and selling expenses.

•
Cost of Revenues. Cost of revenues decreased by 70.9% from RMB156.1 million in 2021 to RMB45.4 million (US$6.6 million) in 2022, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.
•
Selling Expenses. Our selling expenses decreased by 91.4% from RMB90.1 million in 2021 to RMB7.7 million (US$1.1 million) in 2022, primarily due to decreases in marketing and promotion expenses.
•
General and Administrative Expenses. Our general and administrative expenses increased by 31.2% from RMB119.4 million in 2021 to RMB156.7 million (US$22.7 million) in 2022, due to compensation for resigned employees and exemption from major debts of Shanghai Jupai.
•
Government Subsidies. Government subsidies decreased by 37.0% from RMB5.4 million in 2021 to RMB3.4 million (US$0.5 million) in 2022.

Other Income and Expenses. We had total other income of RMB153.0 million (US$22.2 million) in 2022, compared to total other loss of RMB287.2 million in 2021. The change was primarily due to gain from deconsolidation of subsidiary of RMB173.3 million (US$25.1 million) in 2022.

Loss from Equity in Affiliates. Our loss from equity in affiliates increased from RMB3.9 million in 2021 to RMB31.5 million (US$4.6 million) in 2022, which was mainly due to an increase of impairment of investment in affiliates from RMB2.6 million in 2021 to RMB28.7 million (US$4.2 million) in 2022.

Income Tax Expense. Our income tax expense decreased by 4.3% from RMB2.3 million in 2021 to RMB2.2 million (US$0.3 million) in 2022.

Net Income/Loss. As a result of the above, we recorded a net income of RMB16.1 million (US$2.3 million) in 2022, as compared to a net loss of RMB294.6 million in 2021.

2021 Compared to 2020

Net Revenues. Our net revenues decreased by 7.5% from RMB0.4 billion in 2020 to RMB359.1 million (US$56.3 million) in 2021.

Our net revenues from one-time commissions decreased by 12.6% from RMB162.2 million in 2020 to RMB141.7 million (US$22.2 million) in 2021, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 10.3% from RMB128.0 million in 2020 to RMB114.9 million (US$18.0 million) in 2021 primarily because we provided ongoing services to fewer products in 2021. As part of the recurring services fees, our recognized variable performance fees increased from RMB10.6 million in 2020 to RMB31.8 million (US$5.0 million) in 2021.

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

Other Income and Expenses. We had total other income of RMB0.2 million in 2020, compared to total other loss of RMB287.2 million (US$45.1 million) in 2021. The change was primarily due to a provision of RMB282.5 million incurred in relation to lawsuits related to Juzhou Assets Management (Shanghai) Co., Ltd., or Juzhou Assets.

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

B. Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2020, 2021 and 2022 were for operating, financing and investing activities. As of December 31, 2022, we had RMB0.5 billion (US$0.1 billion) in cash, cash equivalents and restricted cash. Approximately 52.6% of our cash, cash equivalent and restricted cash as of December 31, 2022 was held in China, more than 0.2% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2022, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

Although we consolidate the results of our consolidated entities, we only have access to the assets or earnings of our consolidated entities through our contractual arrangements with our VIEs. See “Item 4. Information of the Company-A. History and Development of the Company.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Holding Company Structure.” In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intent to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in China for general corporate purposes.

Under PRC laws and regulations, we are permitted to provide funding to our PRC subsidiary only through loans or capital contributions and to our consolidated entities only through loans, subject to applicable government registration and approval requirements. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIEs when needed. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of our initial public offering to make loans to our PRC subsidiaries and consolidated entities or to make additional capital contributions to our PRC subsidiaries, which may materially and adversely affect our liquidity and our ability to fund and expand our business.” Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through entrustment loans or direct loans to its shareholders in compliance with applicable laws and regulations, who then contribute the loans to the VIEs through contractual arrangements as capital injection similar to the shareholder loan structure as under the VIE structure with respect to Shanghai E-Cheng. See “Item 4. Information on the Company-C. Organizational Structure.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Summary of Statement of Cash Flow Data
Net cash provided by (used in) operating activities	535,459	(26,107,120)	(63,196,994)	(9,162,704)
Net cash used in investing activities	(32,428,482)	(9,859,492)	(87,388,842)	(12,670,191)
Net cash used in financing activities	(7,085,100)	(4,462,990)	(3,174,100)	(460,201)
Effect of exchange rate changes	(16,091,630)	(4,707,092)	21,920,756	3,178,212
Net decrease in cash, cash equivalent and restricted cash	(55,069,753)	(45,136,694)	(131,839,180)	(19,114,884)
Cash, cash equivalents and restricted cash — beginning of the year	712,305,698	657,235,945	612,099,251	88,746,049
Cash, cash equivalents and restricted cash — end of the year	657,235,945	612,099,251	480,260,071	69,631,165

Operating Activities

Net cash used in operating activities in 2022 was RMB63.2 million (US$9.2 million), primarily attributable to gain from disposal of subsidiaries and investment in affiliates of RMB173.3 million (US$25.1 million), partly offset by loss from equity in affiliates of RMB31.5 million (US$4.6 million), allowance for doubtful accounts of RMB28.9 million (US$4.2 million), an increase of RMB24.3 million (US$3.5 million) in other current liabilities, loss from disposal of intangible assets of RMB10.5 million (US$1.5 million) and depreciation and amortization of RMB9.1 million (US$1.3 million).

Net cash used in operating activities in 2021 was RMB26.1 million, primarily attributable to a net loss of RMB294.6 million and a net increase of RMB230.5 million due to change in working capital, offset by non-cash items of RMB38.0 million. The change in working capital was primarily attributable to an increase of RMB272.1 million in other current liabilities, partially offset by a decrease of RMB21.3 million in accrued payroll and welfare expenses and a decline of RMB15.8 million in deferred revenue.

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

Investing Activities

Net cash used in investing activities in 2022 was RMB87.4 million (US$12.7 million). Our investments in 2022 consist primarily of proceeds from disposal of subsidiary, net of cash disposed, which, in the aggregate, accounted for cash out-flow of RMB92.7 million (US$13.4 million), partially offset by purchase of property and equipment and intangible assets of RMB3.7 million (US$0.5 million) and proceeds from disposal of investment in affiliates of RMB1.5 million (US$0.2 million).

Net cash used in investing activities in 2021 was RMB9.9 million. Our investments consist primarily of purchases of property, plant, equipment, loan origination and investments, which, in the aggregate, accounted for cash out-flow of RMB73.1 million, partially offset by proceeds from investments and loan collection of RMB63.2 million.

Net cash used in investing activities in 2020 was RMB32.4 million. Our investments consist primarily of purchases of property, plant, equipment and loan origination, which, in the aggregate, accounted for cash out-flow of RMB62.1 million, partially offset by proceeds from investments and loan collection of RMB29.7 million.

Financing Activities

Net cash used in financing activities in 2022 was RMB3.2 million (US$0.5 million), primarily attributable to the shares repurchase.

Net cash used in financing activities in 2021 was RMB4.5 million, primarily attributable to the shares repurchase.

Net cash used in financing activities in 2020 was RMB7.1 million, primarily attributable to the shares repurchase.

Cash Requirements

Our material cash requirements mainly include contractual obligations and capital expenditures.

Capital expenditures

Our capital expenditures were RMB2.1 million, RMB5.7 million and nil in 2020, 2021 and 2022, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2022:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	12,068,548	4,272,058	7,796,490	—	—
Other long term liabilities(1)	—	—	—	—	—
Total	12,068,548	4,272,058	7,796,490	—	—

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

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Each of the wealth management marketing service, recurring service, and other service represent a separate performance obligation. We allocate the total consideration among various performance obligations at inception of contracts based on their relative stand-alone selling price (“SSP”). We have observable SSP for its wealth management marketing services and other services for certain products as it provides such services separately to other similar customers. We have not sold its recurring services separately. We adopt either the adjusted market assessment approach or the residual approach when the SSP is not directly observable and is either highly variable or uncertain. Revenue for the respective performance obligation.

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

As of December 31, 2021 and 2022, total amounts of deferred revenue were RMB15.9 million and RMB4.9 million (US$0.7 million), respectively, of which RMB14.4 million and RMB3.7 million (US$0.5 million) respectively estimated to be recognized within one year, RMB1.5 million and RMB1.2 million (US$0.2 million) respectively over one year to two years.

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of RMB1.3 million, RMB2.6 million and RMB28.7 million (US$4.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

Accounts Receivable and Amounts Due from Related Parties

Accounts receivable and amounts due from related parties mainly represent loan to related parties, amounts due from product providers, underlying corporate borrowers or funds managed by us and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of RMB11.1 million, nil and RMB28.2 million (US$4.1 million) for the years ended December 31, 2020, 2021 and 2022, respectively.

Impairment of long-lived assets

We evaluate its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in market survey are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Shanghai Juxiang, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shanghai Jupai, our former variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. According to the Administration Measures on Securities Investment Fund Sales issued by the CSRC, last amended on February 17, 2013, and came into effect on June 1, 2013, to apply for a mutual fund sales license, the shareholders of the applicant shall meet with certain requirements, including, among others, to maintain a good track record for three consecutive financial years. According to the New Sales Agency Measures, the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum net asset of RMB50.0 million. In addition, there are financial condition requirements for controlling shareholder and actual controller. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience, and shall be in good standing. Our foreign entity shareholders do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. As a result, we entered into contractual arrangements between Shanghai Juxiang, our PRC subsidiary, and Shanghai Jupai, our former PRC variable interest entity for the proposed sale of relevant mutual funds and asset management plans in China.

Since we do not have any equity interests in Shanghai Jupai, in order to exercise effective control over its operations, through Shanghai Juxiang, we entered into a series of contractual arrangements with Shanghai Jupai and its shareholders, pursuant to which we were entitled to receive effectively all economic benefits generated from Shanghai Jupai. The call option agreements and voting rights proxy agreement provided us effective control over Shanghai Jupai and its subsidiaries, while the equity interest pledge agreement secured the equity owners’ obligations under the relevant agreements. Because we had both the power to direct the activities of Shanghai Jupai that most significantly affected its economic performance and the right to receive substantially all of the benefits from Shanghai Jupai, we were deemed the primary beneficiary of Shanghai Jupai. Accordingly, we consolidated the financial statements of Shanghai Jupai. The aforementioned contractual agreements were effective agreements between a parent and a consolidated subsidiary, neither of which was accounted for in the consolidated financial statements (i.e., a call option on subsidiary shares under the call option agreement or a guarantee of subsidiary performance under the equity interest pledge agreement) or were ultimately eliminated upon consolidation (i.e., service fees under the operating agreement and consulting service agreement).

We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai.

Since we acquired Scepter Pacific in July 2015, Scepter Pacific, its subsidiaries, the VIE of Shanghai Baoyi and that VIE’s subsidiaries have been included in our consolidated financial statements. Scepter Pacific is engaged in the asset management service business. Foreign-invested enterprises incorporated in China are not expressly prohibited from providing asset management services in China. However, according to local business practice, as a general partner of a fund, Scepter Pacific must invest into the fund as a general partner. Some investments of the fund managed by the Scepter Pacific are in the industries listed in the Negative List and as a result, none of the investors can be foreign-invested enterprises. Therefore, Scepter Pacific provides asset management services through its VIEs and the VIEs’ subsidiaries. To provide Scepter Pacific effective control over, and the ability to receive substantially all of the economic benefits of, its VIEs and its subsidiaries, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai E-Cheng, and the shareholders of Shanghai E-Cheng. On August 24, 2021, Shanghai Yedu acquired the whole equity interest of Shanghai Yidexin from Shanghai E-Cheng. On the same date, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and its shareholders in order to exercise effective control over Shanghai Yidexin.

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

As of December 31, 2022, operating loss carried forward amounted to RMB148.5 million (US$21.5 million) for the PRC and Hong Kong income tax purposes. The loss carrying forward expired from 2021. Valuation allowance of RMB36.2 million (US$5.2 million) was recorded as of December 31, 2022 for the entities that are not more likely than not to realize the net operating loss carry forward.

Recently Issued and Adopted Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies - (ac) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	59	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	55	Director
Guoping Yang	67	Independent Director
Bang Zhang	55	Independent Director
Hongchao Zhu	63	Independent Director
Min Liu	49	Chief Financial Officer

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

Mr. Bang Zhang has served as our independent director since July 2015. Mr. Zhang has served as an independent director of Arrail Group Limited (HKG: 6639) since March 2022, and an independent director of

E-House (China) Holdings Limited (HKG: 2048) since July 2018. Mr. Zhang served as the chief corporate officer at Octave Institute from 2018 to 2021, the chief financial officer at DG Group from 2016 to 2017, and the chief financial officer at Golden Jaguar from 2013 to 2015. Prior to that, Mr. Zhang was the chief financial officer and a senior vice president at Mecox Lane Limited (NASDAQ: MCOX) from 2009 to 2013. He held various management positions at McDonald’s China from 1994 to 2009. From 1983 to 1993, he worked at Jiangsu Suzhou Textile Ornament Corporation, Suzhou Capsugel Ltd. and Heinz UFE Ltd. Mr. Zhang holds the Chartered Global Management Accountant qualification and is a fellow member of Chartered Institution of Management Accountants. Mr. Zhang received his master’s degree in business administration from Jinan University in 2001.

Mr. Hongchao Zhu has served as our independent director since July 2015. Mr. Zhu has served as an independent director of E-House (China) Holdings Limited since August 2007. Mr. Zhu is a founding partner and senior partner of Shanghai United Law Firm and has been practicing with Shanghai United Law Firm since 1986. Mr. Zhu received his master’s degree in law from Fudan University in China.

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

B.
Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB4.6 million (US$0.7 million) in cash to our executive officers, and approximately RMB1.1 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2023, options to acquire a total of 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted and options to acquire 7,747,325 ordinary shares and 317,124 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2023, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of March 31, 2023, other employees as a group held options/restricted shares to purchase 5,884,705 ordinary shares of our company, with the exercise prices ranging from nil to US$1.1 per ordinary share.

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

Audit Committee. Our audit committee currently consists of Bang Zhang, Hongchao Zhu and Guoping Yang. Bang Zhang is the chairperson of our audit committee. We have determined that Bang Zhang, Hongchao Zhu and Guoping Yang satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D.
Employees

We had 580, 459 and 90 employees as of December 31, 2020, 2021 and 2022, respectively. The following table sets forth the number of our employees by function as of December 31, 2022:

Functional Area	Number of Employees	%(1) of Total
Product Management and Client Engagement	48	53
Management and Administration	42	47
Total	90	100
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

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 191,052,818 ordinary shares outstanding as of March 31, 2023, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

Notes:

†For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 191,052,818 and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2023.

* Less than 1% of our total outstanding ordinary shares.

** Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Building 4, No. 1588 Xinyang Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, the People’s Republic of China.

(1)
Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited and Eaglepass Asia Limited on September 26, 2019, (ii) 4,232,856 ordinary shares held by Eaglepass Asia Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019, (iii) 750,000 ordinary shares held by Eaglepass Asia Limited based on its additional purchase after the filing of aforementioned Schedule 13D/A on September 26, 2019, (iv) 760,400 ordinary shares held by Mr. Ni, and (v) 1,000,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2023.
(2)
Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2023, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd., with Mr. Xin Zhou being its sole shareholder and sole director, as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No 788 Guangzhong Road, Jing’an District, Shanghai 200072, the People’s Republic of China.
(3)
The business address of Mr. Guoping Yang is 22/F, 1515 Zhongshan Road West, Shanghai, the People’s Republic of China.
(4)
The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, the People’s Republic of China.

(5)
The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.
(6)
Represents (i) 1,000,800 ordinary shares issuable to Ms. Min Liu upon exercise of options shares within 60 days after March 31, 2023, and (ii) 3,885,312 ordinary shares (represented by 647,552 ADSs) held by Ms. Min Liu.
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
(8)
Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 830,358 ordinary shares (represented by 138,393 ADSs) held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2023.
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
(11)
Represents 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019. The business address of High-Gold Worldwide Limited is Building 4, No. 1588 Xinyang Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, the People’s Republic of China.

None of our existing shareholders have different voting rights from other shareholders.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of March 31, 2023, we had 191,052,818 ordinary shares outstanding, excluding 8,326,458 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and holds approximately 57% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees-E. Share Ownership.

B.
Related Party Transactions

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

For a description of our contractual arrangements with our VIEs and their respective shareholders, see “Item 4. Information on the Company-C. Organizational Structure.”

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Share Incentive Plan.”

Revenues from Related Parties

We provided management services to five funds in 2022. In 2022, we generated revenues from one-time commission fee in a total amount of RMB2.1 million (US$0.3 million), recurring management fee in a total amount of RMB32.4 million (US$4.7 million) (including carried interest of RMB0.3 million (US$0.04 million)), and recurring service fee in a total amount of RMB0.4 million (US$0.1 million) (including carried interest of nil). As of December 31, 2022, we had no unpaid service fees due from these funds and had RMB2.1 million (US$0.3 million) prepaid services fees from these funds recorded as deferred revenues.

We provided management services to 40 funds in 2021. In 2021, we generated revenues from one-time commission fee in a total amount of RMB13.5 million, recurring management fee in a total amount of RMB102.9 million (including carried interest of RMB10.6 million), and recurring service fee in a total amount of RMB10.0 million (including carried interest of nil). As of December 31, 2021, we had RMB4.8 million unpaid service fees due from these funds and had RMB5.7 million prepaid services fees from these funds recorded as deferred revenues.

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

Amount Due to Related Parties

As of December 31, 2022, we had RMB6.0 million (US$0.9 million) due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2021, we had RMB16.6 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2020, we had RMB16.6 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

Amount Due from Related Parties

As of December 31, 2022, we had RMB218.8 million (US$31.7 million) due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

As of December 31, 2021, we had RMB243.8 million due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

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

Dividend Policy

Currently we have no definitive plan to declare and pay any dividends on our shares or ADSs in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate our business. We are a holding company incorporated in the Cayman Islands. PRC regulations may restrict the abilities of our PRC subsidiaries to pay dividend to us. We rely on dividends from our subsidiaries in China. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiaries in China incur debt on their own behalf, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, were listed on the NYSE under the symbol “JP” starting from July 16, 2015. On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022.

Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing six of our ordinary shares were listed on the NYSE under the symbol “JP” starting from July 16, 2015. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Board of Directors.”

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
•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•
a fee of such maximum sum as the applicable designated stock exchange or market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of applicable designated stock exchange or market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Currency Exchange.”

E. Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2023, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable years ended December 31, 2021 and December 31, 2022, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. As noted above under “Item 3. Key Information-D. Risk Factors - Risks Related to Our ADSs,” our ADSs were delisted from the NYSE during 2022. If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation even if we are not treated as a PFIC. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable years ended December 31, 2021 and December 31, 2022, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances.

Dividends received on our ADSs or ordinary shares by U.S. Holders that are corporations will not be eligible for the dividends received deduction allowed to U.S. corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which may limit the ability to use a foreign tax credit. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable years ended December 31, 2021 and December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, were traded on the NYSE, which is an established securities market in the United States, from July 2015 to June 2022. As noted above under “Item 3. Key Information-D. Risk Factors -Risks Related to Our ADSs,” our ADSs were delisted from the NYSE during 2022. If our ADSs remain delisted from the NYSE and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market election with respect to our ADSs. Moreover, if a U.S. Holder made a mark-to-market election prior to 2022, the election will have terminated as of the beginning of 2022.

If a U.S. Holder makes a mark-to-market election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. The mark-to-market election terminates if the shares are not traded on an established securities market, effective as of the first day of the U.S. Holder’s taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB5.2 million, RMB7.5 million and RMB4.7 million (US$0.7 million) in 2020, 2021 and 2022, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB480.3 million (US$69.6 million) as of December 31, 2022, and interest income of RMB4.7 million (US$0.7 million) for the year ended December 31, 2022 primarily derived from our cash, cash equivalents and restricted cash.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively.

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

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Changes in Internal Control

Other than described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Bang Zhang, who is a member of our audit committee and independent directors (under the standards set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended), qualifies as an “audit committee financial expert” within the meaning of the applicable SEC rules.

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

	For the Years Ended December 31,
	2021	2022
	(in thousands of RMB)
Audit fees(1)	5,000	2,480
Other service fee	—	—

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of March 31, 2023.

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

ITEM 16G. CORPORATE GOVERNANCE

We were subject to the NYSE corporate governance listing standards to the extent we were listed on the NYSE. Section 303A.08 of the NYSE Listing Company Manual requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listing Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on December 21, 2015, we approved an amendment to our 2014 Plan. Our Cayman Islands counsel provided a letter to NYSE dated December 28, 2015 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for the adoption of or revision to an equity incentive plan. NYSE acknowledged the receipt of such letter and our home country practice with respect to approval for the amendment of our 2014 Plan. In February 2016, we adopted the Share Incentive Plan without seeking shareholders’ approval. We also elected to follow home country practice in lieu of the requirements of the NYSE Listing Company Manual that each of our compensation committee and nominating and corporate governance committee of the board be composed of independent directors.

Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices when we were listed on the NYSE differed from those followed by U.S. domestic companies under the NYSE Rules. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022.

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

4.24

Joinder Agreement in relation to Operating Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.25

Joinder Agreement in relation to Call Option Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.25 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.26

Joinder Agreement in relation to Equity Pledge Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.26 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.27

Joinder Agreement in relation to Voting Rights Proxy Agreement entered into by Shanghai Juxiang, Shanghai Jupai and Ni Jian Da dated July 15, 2018 (incorporated herein by reference to Exhibit 4.27 to the Form 20-F filed on April 26, 2019 (File No.001-37485))

4.28

English translation of Exclusive Business Operation Agreement between Shanghai Baoyi and Shanghai Yedu dated August 24, 2021 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 25, 2022 (File No.001-37485))

4.29

English translation of Exclusive Call Option Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 25, 2022 (File No.001-37485))

4.30

English translation of Equity Interest Pledge Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021 (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 25, 2022 (File No.001-37485))

4.31

English translation of Shareholder Voting Rights Proxy Agreement by and among Shanghai Baoyi, Shanghai Yedu, Qimin Wu and Guowen Zhang dated August 24, 2021 (incorporated herein by reference to Exhibit 4.31 to the Form 20-F filed on April 25, 2022 (File No.001-37485))

4.32*	Termination Agreement by and between Shanghai Juxiang and Shanghai Jupai dated June 22, 2022.

4.33*	Notice of Termination issued by Shanghai Juxiang to Ni Jian Da dated May 16, 2022.

8.1*	List of significant subsidiaries and consolidated entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jingtian & Gongcheng

15.2*	Consent of B F Borgers CPA PC

Exhibit Number	Description of Document
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

Date: April 19, 2023

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2020, 2021 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes and the financial statement schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Valuation of Loan Receivables to Related Parties

As described in Note 2 to the financial statements, the Company assessed the impairment loss of loan receivables based on the Company’s best estimate of the amount of probable credit losses in the existing receivable balance from related parties. As disclosed in Note 15 to the financial statements, the Company had approximately RMB 2 million loan receivable balance from related parties outstanding and the Company accrued RMB 28.21 million account allowance as of December 31, 2022.

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

Valuation of Long-Term Investments in Equity Securities

As described in the Note 2 to the financial statements, the Company’s investment in equity securities is comprised of investments in private-held companies and limited partnerships in private equity funds. The Company makes qualitative assessments at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value. As of December 31, 2022, the account balance of long-term investment in equity securities was RMB 200 million, and the Company recorded an impairment loss of RMB 2.82 million for the year ended December 31, 2022.

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

Lakewood, Colorado

April 19, 2023

(PCAOB ID Number 5041)

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	601,769,949	480,260,071	69,631,165
Restricted cash	10,329,302	—	—
Short-term investment	166,465	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB26,102,138 and RMB25,435,692 as of December 31, 2021 and 2022, respectively)	135,521	—	—
Other receivables (net of allowance for doubtful accounts of RMB11,480,597and RMB11,443,605 as of December 31, 2021 and 2022, respectively)	45,199,373	384,576	55,758
Amounts due from related parties (net of allowance for doubtful accounts of RMB107,453,024 and RMB69,880,157 as of December 31, 2021 and 2022, respectively)	14,953,199	12,570,000	1,822,479
Other current assets	13,547,097	3,398,964	492,803
Total current assets	686,100,906	496,613,611	72,002,205
Long-term investments	202,819,390	200,000,000	28,997,274
Intangible assets, net	30,806,932	138,447	20,073
Amounts due from related parties — non-current	228,832,572	206,186,144	29,894,181
Investment in affiliates	122,187,351	29,886,783	4,333,176
Property and equipment, net	14,615,709	1,075,028	155,864
Other non-current assets (net of allowance for doubtful accounts of nil and RMB644,447 as of December 31, 2021 and 2022, respectively)	11,736,493	4,959,173	719,012
Right-of-use assets	28,356,766	11,448,145	1,659,825
Deferred tax assets	4,161,017	—	—
Total Assets	1,329,617,136	950,307,331	137,781,610
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB29,283,711 and RMB4,331,827as of December 31, 2021 and 2022, respectively)	36,586,982	11,028,008	1,598,911
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB51,926,637 and RMB651,587 as of December 31, 2021 and 2022, respectively)	85,448,960	29,812,224	4,322,366
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2021 and 2022, respectively)	750,706	2,744,062	397,852
Amounts due to related parties — current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB11,131,830 and RMB115,748,800 as of December 31,2021 and 2022, respectively)	16,617,178	5,992,010	868,760
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB5,068,643 and RMB1,954,481 as of December 31,2021 and 2022, respectively)	5,404,145	2,091,273	303,206
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB625,118 and nil as of December 31, 2021 and 2022, respectively)	8,989,449	1,621,856	235,147
Contingent liabilities (including contingent liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB282,450,000 and nil as of December 31, 2021 and 2022, respectively)	282,450,000	—	—
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB7,184,238 and RMB (271,617) as of December 31, 2021 and 2022, respectively)	41,230,282	38,841,490	5,631,485
Total current liabilities	477,477,702	92,130,923	13,357,727
Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB278,301 and nil as of December 31, 2021 and 2022, respectively)	278,302	—	—
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2021 and 2022, respectively)	1,179,245	1,179,245	170,974
Operating Lease Liabilities — non-current (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2021 and 2022, respectively)	10,046,206	7,285,438	1,056,289
Total Liabilities	488,981,455	100,595,606	14,584,990
Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 194,862,818 and 191,052,818 shares issued and outstanding, as of December 31, 2021 and 2022, respectively)	609,833	597,739	86,664
Additional paid-in capital	1,144,255,610	1,093,762,610	158,580,672
Retained earnings	(316,796,899)	(296,885,493)	(43,044,350)
Accumulated other comprehensive income	33,167,674	52,227,157	7,572,226
Total Jupai shareholders’ equity	861,236,218	849,702,013	123,195,212
Noncontrolling interests	(20,600,537)	9,712	1,408
Total Equity	840,635,681	849,711,725	123,196,620
Total Liabilities and Equity	1,329,617,136	950,307,331	137,781,610

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues
Third party revenues	212,783,752	234,173,007	68,246,670	9,894,837
Related party revenues	177,025,427	126,399,990	34,952,880	5,067,691
Total revenues	389,809,179	360,572,997	103,199,550	14,962,528
Business taxes and related surcharges	(1,637,436)	(1,518,858)	34,571	5,012
Net revenues	388,171,743	359,054,139	103,234,121	14,967,540
Operating cost and expenses:
Cost of revenues	(205,634,704)	(156,114,484)	(45,383,978)	(6,580,058)
Selling expenses	(84,903,304)	(90,062,565)	(7,746,679)	(1,123,163)
General and administrative expenses	(153,650,898)	(119,449,923)	(156,701,338)	(22,719,558)
Government subsidies	21,590,703	5,397,270	3,365,373	487,933
Total operating cost and expenses	(422,598,203)	(360,229,702)	(206,466,622)	(29,934,846)
Loss from operations	(34,426,460)	(1,175,563)	(103,232,501)	(14,967,306)
Interest income	5,162,441	7,515,933	4,686,664	679,502
Investment loss	(7,333,446)	(12,261,086)	(2,708,446)	(392,688)
Loss on litigation	—	(282,450,000)	(21,442,000)	(3,108,798)
Gain from deconsolidation of subsidiary	—	—	173,338,410	25,131,707
Exchange gain (loss)	2,382,302	(32,782)	(836,304)	(121,253)
Income (loss) before taxes and gain from equity in affiliates	(34,215,163)	(288,403,498)	49,805,823	7,221,164
Income tax expense	(796,524)	(2,345,334)	(2,155,121)	(312,463)
Loss from equity in affiliates	(1,612,759)	(3,888,959)	(31,546,640)	(4,573,833)
Net income (loss)	(36,624,446)	(294,637,791)	16,104,062	2,334,868
Net loss attributable to noncontrolling interests	5,256,798	26,776,069	3,807,344	552,013
Net income (loss) attributable to ordinary shareholders	(31,367,648)	(267,861,722)	19,911,406	2,886,881
Net income (loss) per share:
Basic and diluted	(0.16)	(1.35)	0.10	0.02
Weighted average number of shares used in computation:
Basic and diluted	200,431,277	198,854,216	191,405,669	191,405,669

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net income (loss)	(36,624,446)	(294,637,791)	16,104,062	2,334,868
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	(16,091,629)	(4,707,094)	19,059,483	2,763,365
Other comprehensive income (loss)	(16,091,629)	(4,707,094)	19,059,483	2,763,365
Comprehensive income (loss)	(52,716,075)	(299,344,885)	35,163,545	5,098,233
Less: comprehensive loss attributable to noncontrolling interest	(5,135,944)	(26,721,650)	(3,807,344)	(552,013)
Comprehensive income (loss) attributable to ordinary shareholders	(47,580,131)	(272,623,235)	38,970,889	5,650,246

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2020	201,737,272	632,601	1,150,352,309	(17,567,529)	54,141,670	1,187,559,051	11,257,057	1,198,816,108
Net loss	—	—	—	(31,367,648)	—	(31,367,648)	(5,256,798)	(36,624,446)
Share-based compensation	—	—	3,593,400	—	—	3,593,400	—	3,593,400
Restricted shares vested	548,626	1,852	(1,852)	—	—	—	—	—
Deconsolidation of a subsidiary	(3,234,852)	(11,252)	(5,120,232)	—	—	(5,131,484)	—	(5,131,484)
Foreign currency translation adjustment	—	—	—	—	(16,212,483)	(16,212,483)	120,854	(16,091,629)
Balance at December 31, 2020	199,051,046	623,201	1,148,823,625	(48,935,177)	37,929,187	1,138,440,836	6,121,113	1,144,561,949
Net loss	—	—	—	(267,861,722)	—	(267,861,722)	(26,776,069)	(294,637,791)
Share-based compensation	—	—	644,654	—	—	644,654	—	644,654
Restricted shares vested	300,000	968	(968)	—	—	—	—	—
Repurchase of shares	(4,488,228)	(14,336)	(5,211,701)	—	—	(5,226,037)	—	(5,226,037)
Foreign currency translation adjustment	—	—	—	—	(4,761,513)	(4,761,513)	54,419	(4,707,094)
Balance at December 31, 2021	194,862,818	609,833	1,144,255,610	(316,796,899)	33,167,674	861,236,218	(20,600,537)	840,635,681
Net income (loss)	—	—	—	19,911,406	—	19,911,406	(3,807,344)	16,104,062
Repurchase of shares	(3,810,000)	(12,094)	(3,482,883)	—	—	(3,494,977)	—	(3,494,977)
Deconsolidation of subsidiary			(47,010,117)			(47,010,117)	24,417,593	(22,592,524)
Foreign currency translation adjustment	—	—	—	—	19,059,483	19,059,483		19,059,483
Balance at December 31, 2022	191,052,818	597,739	1,093,762,610	(296,885,493)	52,227,157	849,702,013	9,712	849,711,725

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(36,624,446)	(294,637,791)	16,104,062	2,334,868
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,339,376	11,110,956	9,139,691	1,325,131
Loss from disposal of property and equipment	667,217	535,935	755,921	109,598
Loss from disposal of intangible assets	—	—	10,500,476	1,522,426
Allowance for doubtful accounts	11,145,117	9,400,000	28,923,874	4,193,568
Loss from equity in affiliates	1,612,759	3,888,959	31,546,640	4,573,833
Gain (loss) from disposal of subsidiaries and investment in affiliates	(128,240)	601,384	(173,338,410)	(25,131,707)
Loss on investment in equity securities	10,000,000	11,790,000	—	—
Share-based compensation	3,593,400	644,654	—	—
Changes in operating assets and liabilities:
Accounts receivable	(6,539)	(128,982)	80,672	11,696
Other receivables	4,824,357	(6,947,627)	593,135	85,996
Other assets	(6,751,725)	4,195,181	2,315,800	335,759
Trading securities	—	(166,465)	(74,789)	(10,843)
Amounts due from related parties	49,828,289	551,569	(3,440,913)	(498,885)
Accrued payroll and welfare expenses	(391,939)	(21,339,142)	(2,483,251)	(360,038)
Income tax payable	2,792,459	(143,707)	1,083,514	157,095
Other tax payable	1,948,889	(1,893,263)	85,388	12,380
Deferred revenue	(26,103,365)	285,905	(7,309,102)	(1,059,720)
Other current liabilities	(7,323,826)	272,101,301	24,337,515	3,528,608
Deferred revenue from related parties	(25,181,897)	(16,107,460)	(2,741,697)	(397,509)
Deferred taxes	295,573	151,473	724,480	105,040
Net cash provided by (used in) operating activities	535,459	(26,107,120)	(63,196,994)	(9,162,704)
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(2,143,055)	(5,704,317)	3,744,991	542,973
Purchase of long-term investments	—	(2,819,390)	—	—
Payment for investment in affiliates	—	(34,581,400)	—	—
Proceeds from disposal of investment in affiliates	5,714,573	8,245,615	1,545,000	224,004
Origination of short-term loan	(50,000,000)	(30,000,000)	—	—
Collection of short-term loan	—	50,000,000	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	—	(92,678,833)	(13,437,168)
Loan to related parties	(10,000,000)	—	—	—
Collection of loan to related parties	24,000,000	5,000,000	—	—
Net cash used in investing activities	(32,428,482)	(9,859,492)	(87,388,842)	(12,670,191)
Cash flows from financing activities:
Repurchase of shares	(7,085,100)	(4,462,990)	(3,174,100)	(460,201)
Net cash used in financing activities	(7,085,100)	(4,462,990)	(3,174,100)	(460,201)
Effect of exchange rate changes	(16,091,630)	(4,707,092)	21,920,756	3,178,212
Net decrease in cash, cash equivalents and restricted cash	(55,069,753)	(45,136,694)	(131,839,180)	(19,114,884)
Cash, cash equivalents and restricted cash—beginning of the year	712,305,698	657,235,945	612,099,251	88,746,049
Cash, cash equivalents and restricted cash—end of the year	657,235,945	612,099,251	480,260,071	69,631,165
Supplemental disclosure of cash flow information:
Cash paid (refund) for income taxes	(2,291,508)	2,337,568	369,858	53,624

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash and cash equivalents	630,416,786	601,769,949	480,260,071	69,631,165
Restricted cash	26,819,159	10,329,302	—	—
Cash, cash equivalents and restricted cash	657,235,945	612,099,251	480,260,071	69,631,165

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2020, 2021 and 2022

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

The Company’s significant subsidiaries as of December 31, 2022 include the following:

	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July 16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited (“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%

Shanghai Yedu's significant subsidiaries as of December 31, 2022 include the following:

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

As of December 31, 2022, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet. The Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests was RMB74,445,037 and nil as of December 31, 2021 and 2022, respectively.

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Cash and cash equivalents	117,485,051	875,322	126,910
Restricted cash	8,769,250	—	—
Short-term Investments	166,465	—	—
Accounts receivable, net	135,521	—	—
Other receivables, net	44,153,861	239,884	34,780
Amounts due from related parties, net of allowance for doubtful accounts of RMB60,790,862 and RMB2,452,852 as of December 31, 2021 and 2022, respectively	3,320,264	68,183,377	9,885,660
Other current assets	16,074,235	693,670	100,573
Investment in affiliates	79,658,135	—	—
Property and equipment, net	334,344	—	—
Intangible assets, net	19,540,802	—	—
Other non-current assets	1,812,439	—	—
Right-of-use assets	476,235	—	—
Deferred tax assets	4,608,063	—	—
Total assets	296,534,665	69,992,253	10,147,923
Accrued payroll and welfare expenses	29,283,711	4,331,827	628,056
Income tax payable	51,926,637	651,587	94,471
Amounts due to related parties-current	11,131,830	115,748,800	16,781,998
Deferred revenue — current from related parties	5,068,643	1,954,481	283,373
Deferred revenue — current	625,118	—	—
Contingent liabilities	282,450,000	—	—
Other current liabilities	7,184,238	(271,617)	(39,381)
Deferred revenue — non-current from related parties	278,301	—	—
Total liabilities	387,948,478	122,415,078	17,748,518

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net revenues	237,380,958	211,170,667	37,880,143	5,492,104
Third party	189,452,640	121,437,225	23,344,191	3,384,590
Related party	47,928,318	89,733,442	14,535,952	2,107,515
Operating cost and expenses	(200,598,616)	(245,086,293)	(45,452,147)	(6,589,942)
Net loss	(2,034,547)	(318,719,762)	(61,667,033)	(8,940,879)
Net income (loss) attributable to ordinary shareholders	3,598,575	(292,177,990)	(57,615,283)	(8,353,431)
Cash flows used in operating activities:	(141,962,448)	(94,348,770)	(34,058,526)	(4,938,022)
Cash flows provided by (used in) investing activities:	455,829	4,117,700	(91,320,453)	(13,240,221)

The VIEs contributed an aggregate of 61%, 59% and 37% of the consolidated net revenues for the years ended December 31, 2020, 2021 and 2022, respectively and an aggregate of (11)%, 109% and (289)% of the consolidated net income (loss) attributable to ordinary shareholders for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the VIEs accounted for an aggregate of 22% and 7%, respectively, of the consolidated total assets.

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

(c)
Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include assumptions used to determine the allowance for doubtful accounts, valuation allowance for deferred tax assets, fair value measurement of underlying investment portfolios of the funds that the Group invests, assumptions related to the consolidation of entities in which the Group holds variable interests, estimates involved in revenue recognition, assumptions used to measure impairment of long-lived assets, assumptions used to measure impairment of equity investments and assumption used to determine the useful life of intangible assets acquired.

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2020, 2021, and 2022.

(e)
Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of RMB1.3 million, RMB2.6 million, and RMB28.7 million for the years ended December 31, 2020, 2021, and 2022.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include investment in equity securities without readily determinable fair value and investment in affiliates in 2022. See Note 5 and Note 6, respectively.

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

(i) Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group recorded allowance for doubtful accounts of nil, nil, and nil for the years ended December 31, 2020, 2021, and 2022.

(j)
Other receivables, net

Other receivables mainly represent loan receivables and deposits for lessor and other suppliers. The Company records other receivables at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The allowance for uncollectable accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing other receivables. The Company determines the allowance based on age of the amounts due, the financial condition of the borrowers, and economic conditions. The Company recorded allowance for doubtful accounts of nil, RMB9.4 million and RMB0.003 million for the years ended December 31, 2020, 2021, and 2022. The Company has not accrued any interest income on loan receivable as the amount is indeterminable, it will be recognized when cash received.

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

Substantively all of the Group’s revenues are derived from China. The Group’s long-lived assets are located substantially in the PRC.

The following table shows revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2020, 2021 and 2022:

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
One-time commissions	162,835,813	142,299,783	27,878,590	4,042,016
Related party	58,396,476	13,477,880	2,127,736	308,493
Third party	104,439,337	128,821,903	25,750,854	3,733,523
Recurring management fee	98,405,095	102,896,582	32,433,896	4,702,473
Related party	98,405,095	102,896,582	32,433,896	4,702,473
Recurring service fees	128,568,271	115,376,632	42,887,064	6,218,039
Related party	20,223,856	10,025,528	391,248	56,726
Third party	108,344,415	105,351,104	42,495,816	6,161,313
Total revenues	389,809,179	360,572,997	103,199,550	14,962,528

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

As of December 31, 2021 and 2022, total amount of deferred revenue are RMB15,851,141 and RMB4,892,374 respectively, of which RMB14,393,594 and RMB3,713,129 estimated to be recognized within one year, RMB1,457,547 and RMB1,179,245 over one year to two years.

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

Brand promotion costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB3,047,380, RMB1,889,482 and RMB497,874 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Amounts in USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.8972 on December 31, 2022, representing the certificated exchange rate published by the Federal Reserve Board. This presentation is not intended to be an indication of the actual USD amount for the underlying transactions, assets or liabilities.

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

(ad) Deconsolidation of subsidiary

In accordance with ASC 810-40, deconsolidation of a subsidiary occurs when: (a) some or all of the ownership interests of the subsidiary are sold resulting in the loss of a controlling financial interest; (b) a contractual agreement granting control of the subsidiary expires; (c) the subsidiary issues its shares to outsiders reducing the parent’s ownership interest resulting in the loss of a controlling financial interest; or (d) the subsidiary becomes subject to the control of a government, court, administrator or regulator.

The parent should recognize a gain or loss measured as the difference between: (a) the aggregate of: (i) the fair value of any consideration received, (ii) the fair value of any retained non-controlling interest, and (iii) the carrying amount of any non-controlling interest at the date the subsidiary is deconsolidated; and (b) the carrying amount of the subsidiary’s assets and liabilities.

A subsidiary should be deconsolidated from the date a controlling financial interest is lost and should also consider the equity components included in the non-controlling interest and the amounts previously recognized in accumulated other comprehensive income (loss), i.e., the foreign currency translation adjustment.

3. Net Income (loss) per Share

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2020	2021	2022
Share options	7,936,403	7,816,863	7,399,661
Restricted shares	633,744	898,896	242,844
Total	8,570,147	8,715,759	7,642,505

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1	124,490,642	135,635,759	145,035,759
Provisions for doubtful accounts	11,145,117	9,400,000	28,923,874
Write-off	—	—	(66,555,732)
Balance as of December 31	135,635,759	145,035,759	107,403,901

As of December 31, 2022, the Group recorded allowance for accounts receivable, other receivables, amounts due from related parties and other non-current assets was RMB25,435,692, RMB11,443,605, RMB69,880,157 and RMB644,447,respectively.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Short-term investments
Equity securities - trading securities	166,465	—	—
Long-term investments
Equity securities without readily determinable fair values	202,819,390	200,000,000	28,997,274
Total investments	202,985,855	200,000,000	28,997,274

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of nil, RMB131,137 and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, investments in equity securities without readily determinable fair value were RMB202,819,390 and RMB200,000,000. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2022. The Group recorded impairment loss of RMB10.0 million, RMB10.0 million and RMB2.8 million for the years ended December 31, 2020, 2021 and 2022, respectively.

6. Investment in affiliates

The following table summarizes the Group’s investment in affiliates by RMB and ownership percentage:

	As of December 31
	2021		2022		2022
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager	70,477,177	—	—	—	—	—
Shanghai Jiakun Real Estate Development Co., Ltd ("Jiakun") (1)	29,983,575	44.4%	29,886,783	100.0%	4,333,176	100.0%
Changjiang Jupai (Shanghai) Finance Consulting Co., Ltd. (“Changjiang Jupai”)	12,155,030	25.0%	—	—	—	—
Shanghai Wuling Investment Center (“Wuling Center”)	3,967,860	1.2%	—	—	—	—
Shanghai Guochen Equity Management Co., Ltd. (“Guochen”)	3,077,549	8.3%	—	—	—	—
Shanghai Juzhi Investment Management Co., Ltd. (“Juzhi”)	1,265,531	50.0%	—	—	—	—
Others	1,260,629	—	—	—	—	—
Total investments	122,187,351		29,886,783		4,333,176

The investments above are accounted for using equity method of accounting.

(1)
The Group invested RMB30,000,000 for 44% equity interest in Shanghai Jiakun Real Estate Development Co., Ltd in January, 2021 and accounted for the investment with equity method accounting. The main operating business is real estate development and management.

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Leasehold improvements	63,818,864	51,917,017	7,527,260
Furniture, fixtures and equipment	25,752,267	6,125,266	888,080
Motor vehicles	3,701,461	1,951,239	282,903
Total	93,272,592	59,993,522	8,698,243
Accumulated depreciation	(78,656,883)	(58,918,494)	(8,542,379)
Property and equipment, net	14,615,709	1,075,028	155,864

Depreciation expense was RMB12,172,802, RMB7,342,946 and RMB4,599,402 for the years ended December 31, 2020, 2021 and 2022, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Customer contracts	61,860,867	67,574,728	9,797,415
Software	38,161,854	3,504,421	508,093
License	500,000	-	-
Less: Accumulated amortization - customer contracts	(64,656,059)	(64,656,059)	(9,374,247)
Less: Accumulated amortization - software	(19,088,463)	(3,365,974)	(488,020)
Less: Accumulated amortization - license	(500,000)	-	-
Intangible assets subject to amortization	16,278,199	3,057,116	443,241
License with indefinite life	11,733,541	-	-
Foreign currency translation adjustment	2,795,192	(2,918,669)	(423,168)
Intangible assets, net	30,806,932	138,447	20,073

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB4,166,574, RMB3,768,010 and RMB4,540,289 for the years ended December 31, 2020, 2021 and 2022, respectively. Loss from disposal of intangible assets was RMB10,500,476 for year 2022.

The amortization expense for the next five years and thereafter as of December 31, 2021 and 2022, are as follows:

	As of December 31
	2021	2022
	RMB	RMB
Within 1 year	3,798,835	30,196
Between 1 and 2 years	3,798,835	30,196
Between 2 and 3 years	3,742,788	30,196
Between 3 and 4 years	3,731,578	30,196
Over 4 years and thereafter	15,734,896	17,663
Total	30,806,932	138,447

9. Leases

The Group’s noncancelable operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the year ended December 31, 2022, the operating lease cost was RMB14.9 million.

The Group’s operating leases have remaining lease terms that range from approximately one year to five years. As of December 31, 2022, the weighted average remaining lease term and weighted average discount rate were 2.88 years and 5.7%, respectively.

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

The Group uses the current share price as the fair value of underlying ordinary shares.

No compensation expense related to previously issued stock options was recorded for years ended December 31, 2010, 2021 and 2022.

A summary of option activity under the 2014 Plan during the year ended December 31, 2022.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2022	7,816,863	3.73	2.62
Forfeited	(417,202)	3.58
Outstanding, as of December 31, 2022	7,399,661	4.03	1.62	—
Exercisable as of December 31, 2022	7,399,661	4.03	1.62	—

No options were granted for years ended December 31, 2020, 2021 and 2022.

The total intrinsic value of options exercised were nil, nil and nil for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

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

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2022.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2022	898,896	2.28
Granted	—	—
Forfeited	(656,052)	2.17
Vested	—	—
Unvested, as of December 31, 2022	242,844	3.28

The total fair value of non-vested restricted shares as of December 31, 2022 was RMB796,528. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022, was RMB4,004,970, RMB1,398,000 and nil, respectively.

The Company recorded compensation expense of RMB3,593,400, RMB644,654 and nil for the years ended December 31, 2020, 2021 and 2022. As of December 31, 2022, there was RMB281,259 total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 2.60 years.

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

The tax expense comprises:

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD

Current Tax	500,952	2,193,861	1,430,641	207,423
Deferred Tax	295,572	151,473	724,480	105,040
Total	796,524	2,345,334	2,155,121	312,463

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2020	2021	2022
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	(23.75)%	(26.45)%	10.69%
Losses not deductible for income tax purposes	(8.14)%	(0.81)%	31.12%
Valuation allowance of deferred tax assets	8.29%	2.16%	(67.26)%
Different tax rate of subsidiary operation in other jurisdiction	(3.73)%	(0.71)%	4.78%
Effective income tax rate	(2.33)%	(0.81)%	4.33%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax assets:
Accrued expenses	4,161,017	—	—
Tax loss carry forward	56,542,077	36,182,919	5,246,030
Gross deferred tax assets	60,703,094	36,182,919	5,246,030
Valuation allowance	(56,542,077)	(36,182,919)	(5,246,030)
Net deferred tax assets	4,161,017	—	—

Movement of the valuation allowance is as follows:

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Balance as of January 1	67,843,392	63,563,642	56,542,077	8,197,831
Additions (utilization)	(2,837,821)	(6,223,503)	6,799,359	985,814
Write-offs	(1,441,929)	(798,062)	(27,158,517)	(3,937,615)
Balance as of December 31	63,563,642	56,542,077	36,182,919	5,246,030

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2022, operating loss carried forward amounted to RMB148.5million for the PRC and Hong Kong income tax purposes. The loss carrying forward expired from 2021. Valuation allowance of RMB56,542,077 and RMB36,182,919 was recorded as of December 31, 2021 and 2022 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB537.4 million at December 31, 2022 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB26.8 million to RMB53.7 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were approximately RMB113.4 million as of December 31, 2022. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.

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

12. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB26.9 million, RMB39.9 million and RMB19.9 million for the years ended December 31, 2020, 2021 and 2022 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

13. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB83,040,503 and RMB57,961,029 as of December 31, 2021 and 2022, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB407,718,537 and RMB244,217,537 as of December 31, 2021 and 2022, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB490,759,040 and RMB302,178,566 as of December 31, 2021 and 2022, respectively.

14. Repurchase of shares

The Company announced up to USD10 million share repurchase program in February 2020. As of December 31, 2022, the Company had repurchased 1,922,180 ADSs as part of the program, at a total cost of USD2,109,847, approximately RMB13.4 million, inclusive of transaction charges.

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

During the years ended December 31, 2020, 2021 and 2022, significant related party transactions and balances were as follows:

a. Revenue from Related Parties

	Years Ended December 31
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
One-time commissions
Funds managed by Jupai Group	58,159,887	13,477,880	1,949,708	282,681
Investees of shareholder of the Company	236,589	—	178,028	25,812
Total one-time commissions	58,396,476	13,477,880	2,127,736	308,493
Funds managed by Jupai Group	98,405,095	102,896,582	32,433,896	4,702,473
Total recurring management fee	98,405,095	102,896,582	32,433,896	4,702,473
Funds managed by Jupai Group	20,223,856	10,025,528	391,248	56,726
Total recurring service fee	20,223,856	10,025,528	391,248	56,726
Total revenue from related parties	177,025,427	126,399,990	34,952,880	5,067,692

b. Amounts due from Related Parties

As of December 31, 2021 and 2022, amounts due from related parties were comprised of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Service fee receivable	20,597,776	18,756,144	2,719,386
Loan to related parties	200,000,000	200,000,000	28,997,274
Loan to noncontrolling interest shareholder	23,187,995	—	—
Total amounts due from related parties	243,785,771	218,756,144	31,716,660

The amounts represent net of allowance for doubtful accounts of RMB107,453,024 and RMB69,880,157 as of December 31, 2021 and 2022, respectively. The loan of RMB200 million to related parties occurred in October 2019 and will expire in December 2025. The borrower is a limited partnership with a 100% controlled subsidiary of the company served as its general partner. After overall considering historical cooperation history, its financial status and economic condition, account allowance of nil and RMB28,208,290 was accrued as of December 31, 2021 and 2022.

c. Deferred Revenue from Related Parties

As of December 31, 2021 and 2022, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Funds managed by Jupai Group	5,682,447	2,091,273	303,206
Total deferred revenue	5,682,447	2,091,273	303,206

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

d. Amounts due to Related Parties

As of December 31, 2021 and 2022, amounts due to related parties were as following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Funds managed by Jupai Group	14,617,178	5,992,010	868,760
Investees of shareholder of the Company	2,000,000	—	—
Total amounts due to related parties	16,617,178	5,992,010	868,760

The amounts as of December 31, 2021 and 2022 mainly represent capital investments collected on behalf of investees.

16. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2022 were as follows:

Years Ended December 31,	RMB
2023	4,272,058
2024	4,272,058
2025	3,524,432
Total	12,068,548

Rental expenses were RMB37,786,840, RMB30,636,589 and RMB14,876,505 during the years ended December 31, 2020, 2021 and 2022, respectively.

Contingencies

The Company does not have any pending legal or administrative proceedings to which the Company is a party that will have a material effect on its business or financial condition.

Investment commitments

The capital injection the company would be obligated to provide was nil for the year ended December 31,2022.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	17,664,031	13,829,761	2,005,127
Other current assets	1,550,933	785,246	113,850
Total current assets	19,214,964	14,615,007	2,118,977
Investment in subsidiaries and VIE	681,955,145	658,901,691	95,531,765
Loan to subsidiaries	183,262,933	200,190,258	29,024,859
Total Assets	884,433,042	873,706,956	126,675,601
LIABILITIES
Other current liabilities	11,263,375	10,969,245	1,590,390
Amounts due to related parties — non-current	11,933,449	13,035,698	1,889,999
Total Liabilities	23,196,824	24,004,943	3,480,389
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 194,862,818 and 191,052,818 shares issued and outstanding, as of December 31, 2021 and 2022, respectively)	609,833	597,739	86,664
Additional paid-in capital	1,144,255,610	1,093,762,610	158,580,672
Retained earnings	(316,796,899)	(296,885,493)	(43,044,350)
Accumulated other comprehensive income	33,167,674	52,227,157	7,572,226
Total shareholders’ equity	861,236,218	849,702,013	123,195,212
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	884,433,042	873,706,956	126,675,601

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Revenues	2,058,504	—	—	—
Cost of revenues	—	(261,642)	—	—
Selling expenses	(243,758)	(166,959)	—	—
General and administrative expenses	(15,979,061)	(8,232,681)	(4,466,272)	(647,549)
Other income (loss)	1,321,148	1,286,845	—	—
Loss before taxes and loss from equity in subsidiaries and VIEs	(12,843,167)	(7,374,437)	(9,552,549)	(1,384,990)
Income (loss) from equity in subsidiaries and VIEs	(18,524,481)	(260,487,285)	24,377,678	3,534,431
Net income (loss)	(31,367,648)	(267,861,722)	19,911,406	2,886,881
Other comprehensive income (loss)	(16,212,483)	(4,761,513)	19,059,483	2,763,365
Comprehensive income (loss) attributable to ordinary shareholders	(47,580,131)	(272,623,235)	38,970,889	5,650,246

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(31,367,648)	(267,861,722)	19,911,406	2,886,881
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	3,593,400	644,654	—	—
Income from equity in subsidiaries and VIEs	18,524,481	260,487,285	(24,377,678)	(3,534,431)
Changes in operating assets and liabilities:
Other current assets	(178,496)	353,726	444,811	64,492
Other current liabilities	(2,200,024)	9,212,858	(294,130)	(42,645)
Net cash provided by (used in) operating activities	(11,628,287)	2,836,801	(4,315,591)	(625,703)

Cash flows from investing activities:
Collection of loan to subsidiaries	—	79,696	—	—
Proceeds from disposal of Non Linear	—	—	3,485,129	505,296
Net cash provided by investing activities	—	79,696	3,485,129	505,296

Cash flows from financing activities:
Repurchase of shares	(7,085,100)	(4,462,990)	(3,174,100)	(460,201)
Net cash provided by (used in) financing activities	(7,085,100)	(4,462,990)	(3,174,100)	(460,201)
Effect of exchange rate changes	(1,747,974)	(371,727)	170,292	24,692
Net decrease in cash and cash equivalents	(20,461,361)	(1,918,220)	(3,834,270)	(555,917)
Cash and cash equivalents — beginning of year	40,043,612	19,582,251	17,664,031	2,561,044
Cash and cash equivalents — end of year	19,582,251	17,664,031	13,829,761	2,005,127

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
3.
As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
4.
Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB6.8972 on December 31, 2022, representing the certificated exchange rate published by the Federal Reserve Board.