Form 20-F
period 2023-12-31
Jupai Holdings Ltd
filed 2024-04-26
CIK 1616291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

American depositary shares, each representing six ordinary shares Ordinary shares, par value US$0.0005 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 191,052,818 ordinary shares outstanding (excluding 11,533,080 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan), with a par value US$0.0005 per share.

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
•
“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong and Macau, except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China, and excluding, for the purposes of this annual report only, Taiwan; the legal and operational risks associated with operating in China also apply to our operations in Hong Kong;
•
“Jupai,” “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, a Cayman Islands company, and its subsidiaries and, only in the context of describing our operations and consolidated financial information, the variable interest entities and their respective subsidiaries, which are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;
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

This annual report on Form 20-F includes our audited consolidated financial statements including the statement of operations for the years ended December 31, 2021, 2022 and 2023 and the consolidated balance sheets as of December 31, 2022 and 2023.

Effective July 1, 2016, we changed our reporting currency from the U.S. dollars to Renminbi. The aligning of the reporting currency with the underlying operations better reflects our results of operations for each period, and reduces the impact that the increased volatility of the Renminbi to U.S. dollars exchange rate will have on our reported operating results. This annual report contains translations of certain Renminbi amounts into U.S. dollars for convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at RMB7.0999 to US$1.00, the noon buying rate for December 29, 2023 as set forth in the H. 10 statistical release of the Board of Directors of the Federal Reserve System. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with our VIEs and Their Shareholders

Jupai Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our variable interest entities with which we have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in direct sales of mutual fund and asset management plans, market surveys and asset management business. Accordingly, we operate these businesses in China through our variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, our variable interest entities and their shareholders to control the business operations of our variable interest entities. Revenues contributed by our variable interest entities accounted for approximately 58.8%, 36.6% and 17.2% of our total revenues in 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to Jupai Holdings Limited, its subsidiaries and, in the context of describing our operations and consolidated financial information, our VIEs in China, including Shanghai E-Cheng Asset Management Co., Ltd., or Shanghai E-Cheng, Shanghai Yedu Enterprise Management Co., Ltd., or Shanghai Yedu, and, for periods prior to June 22, 2022, Shanghai Jupai Investment Group Co., Ltd., or Shanghai Jupai. Our VIEs and their subsidiaries are consolidated for accounting purposes. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. Investors may never hold equity interests in the VIEs or their subsidiaries.

A series of contractual agreements, including operating agreement, call option agreement, equity pledge agreement, voting proxy agreement, consulting services agreement, exclusive support agreement, loan agreement, and exclusive call option agreement, have been entered into by and among our subsidiaries, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our variable interest entities and their respective shareholders are substantially similar. These agreements have not been tested in courts. For more details of these contractual arrangements, see “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangement with Shanghai E-Cheng” and “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangement with Shanghai Yedu.” We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai.

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For example, our VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to operate the VIE’s business in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of the VIEs with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. However, under the current contractual arrangements, as a legal matter, if our VIEs or their respective shareholders fail to perform their obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may be time-consuming, unpredictable and expensive. In addition, we have designated individuals who are PRC nationals to be the shareholders of our VIEs. These individuals may have conflicts of interest with us. We cannot assure you that when conflicts arise, shareholders of our VIEs will act in the best interest of our company or that conflicts will be resolved in our favor. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on contractual arrangements with our VIEs, and their respective shareholders for a portion of our China operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The shareholders of our VIEs may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.”

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

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2024:

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
Shanghai Yedu Enterprise Management Co., Ltd (1)
Shanghai E-Cheng Asset Management Co., Ltd. (2)
100%
Shanghai Yidexin Equity Investment Management Co., Ltd
Direct Ownership
Contractual Agreements

Notes:

(1)
Shanghai Yedu is one of our VIEs. Ms. Qimin Wu and Mr. Guowen Zhang hold 70% and 30% of the equity interest in Shanghai Yedu respectively. Ms. Qimin Wu is our employee.

(2)
Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng respectively. Ms. Qimin Wu is our employee.

The Holding Foreign Companies Accountable Act

Our financial statements contained in this annual report have been audited by B F Borgers CPA PC, an independent registered public accounting firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and operating in Lakewood, Colorado, the U.S., which is currently subject to PCAOB rules regarding periodical inspection. However, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect our auditor for two consecutive years. Our auditor is not subject to the determination issued by the PCAOB on December 16, 2021. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at any future time. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “—D. Risk Factors—Risks Relating to Doing Business in China—Recent joint statement by the SEC and Public Company Accounting Oversight Board and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to companies with non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our PRC subsidiaries and VIEs in China, including, among others, private fund manager registrations with Asset Management Association of China by Shanghai Yidexin Equity Investment Management Co., Ltd., or Shanghai Yidexin. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we or any of our VIEs may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we are or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, filings, registrations or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we or any of the VIEs had inadvertently concluded that such licenses, approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us or any of the VIEs to obtain such licenses, approval, permits, registrations or filings in the future, we or the relevant VIEs may be unable to obtain such necessary licenses, approvals, permits, registrations or filings in a timely manner, or at all, and such licenses, approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us or the relevant

VIEs to fines and other regulatory, civil or criminal liabilities, and we or the relevant VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our or the VIEs’ business operation. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and our VIEs, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and published a series of laws and regulations to regulate such transactions, enhancing supervision over China-based companies listed overseas using a variable interest entity structure. There are substantial uncertainties as to how PRC governmental authorities will regulate overseas listings and offerings in general and whether we are required to complete any filing or obtain any specific regulatory approval from the CSRC, the CAC or any other PRC governmental authorities for our future overseas securities offerings. If we had inadvertently concluded that such approvals or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to complete such filings or obtain such approvals in the future, we may be unable to fulfill such requirements in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

Cash Flows through Our Organization

Jupai Holdings Limited is a holding company with no operations of its own. We conduct our operations in China through our PRC subsidiaries and VIEs and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Jupai Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Jupai Holdings Limited. In addition, our PRC subsidiaries are permitted to pay dividends to Jupai Holdings Limited only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and VIEs are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. As of the date of this annual report, none of our subsidiaries or VIEs have made any dividends or distributions to our holding company, Jupai Holdings Limited. For more details, see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources-Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and VIEs are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIEs, in which we have no legal ownership, totaling negative net assets of RMB223.2 million (US$31.4 million), RMB252.8 million and RMB91.4 million in 2023,

2022 and 2021, respectively. Our PRC subsidiaries, our VIEs and their subsidiaries generate their revenue primarily in Renminbi and the conversion of Renminbi to other currencies is subject to various restrictions. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to pay dividends to us. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Our PRC subsidiaries and VIEs are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

Under PRC laws and regulations, Jupai Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In 2021, 2022 and 2023, no loans was extended by Jupai Holdings Limited to our intermediate holding companies and subsidiaries, and our VIEs received no capital contribution or loan investment from our Cayman Islands holding company.

Our VIEs may transfer cash to our relevant PRC subsidiaries by paying service fees according to the consulting services agreement, exclusive support agreement and exclusive business operation agreement. Our VIEs agree to pay our PRC subsidiaries service fees, the amount of which are subject to adjustment at our PRC subsidiaries’ sole discretion taking into consideration of the actual operation of our VIEs, among others. In 2021, 2022 and 2023, no service fees were paid to our PRC subsidiaries by our VIEs in China.

On February 28, 2017, we declared cash dividends in an aggregate amount of US$16.1 million (being US$0.083 per ordinary share) to our shareholders, with holders of our ADSs entitled to cash dividend of US$0.5 per ADS. Such cash dividend was paid by April 3, 2017. On March 12, 2018, we further declared cash dividends in an aggregate amount of approximately US$20.0 million (being US$0.1 per ordinary share) to our shareholders, with holders of our ADSs entitled to cash dividend of US$0.6 per ADS. Such cash dividend was paid in May 2018. Except for the above, we have not made any other dividends or distributions to our shareholders and we have no present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate our business. In 2021, 2022 and 2023, no transfers, dividends, or distributions between Jupai Holdings Limited, our subsidiaries, and the VIEs, other than those currently described, have been made. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information-E. Taxation.”

In 2021, 2022 and 2023, no assets other than cash were transferred through our organization.

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

The following tables set forth selected condensed consolidated financial data of Jupai Holdings Limited, its subsidiaries and the VIEs and the subsidiaries of VIEs for the fiscal years ended December 31, 2023 and 2022, and balance sheet data as of December 31, 2023 and 2022, which have been derived from our audited consolidated financial statements for those years.

Selected condensed consolidated statements of income information

	For the Year Ended December 31, 2023
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Revenue	—	27,782,315	5,784,763	—	33,567,078
Operating cost and expenses	(4,478,627)	(20,441,203)	(3,914,178)	—	(28,834,008)
Net income (loss)	(23,667,008)	(2,527,456)	2,527,592	—	(23,666,872)

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Revenue	—	65,353,978	37,880,143	—	103,234,121
Operating cost and expenses	(4,466,272)	(156,548,203)	(45,452,147)	—	(206,466,622)
Gain from deconsolidation of subsidiary			173,338,410		173,338,410
Net income (loss)	19,911,406	57,859,689	(61,667,033)	—	16,104,062

Selected condensed consolidated balance sheets

	For the Year Ended December 31, 2023
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	(227)	260,303,325	972,324	—	261,275,422
Restricted cash	—	15,730,822	—	—	15,730,822
Total current assets	1,134,138	277,640,450	3,827,095	—	282,601,683
Investments in subsidiaries and VIE	637,819,558	—	—	(637,819,558)	—
Total assets	850,865,728	701,122,218	3,827,095	(637,819,558)	917,995,483
Total liabilities	23,526,661	34,305,328	32,814,579		90,646,568
Total shareholders' equity	827,339,067	666,816,890	(28,987,484)	(637,819,558)	827,348,915
Total liabilities and shareholders' equity	850,865,728	701,122,218	3,827,095	(637,819,558)	917,995,483

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Cash and cash equivalents	13,829,761	465,554,988	875,322	—	480,260,071
Restricted cash	—	—	—	—	—
Total current assets	14,615,007	412,006,351	69,992,253	—	496,613,611
Investments in subsidiaries and VIE	658,901,691	—	—	(658,901,691)	—
Total assets	873,706,956	665,509,813	69,992,253	(658,901,691)	950,307,331
Total liabilities	24,004,943	(45,824,415)	122,415,078	—	100,595,606
Total shareholders' equity	849,702,013	711,334,228	(52,422,825)	(658,901,691)	849,711,725
Total liabilities and shareholders' equity	873,706,956	665,509,813	69,992,253	(658,901,691)	950,307,331

Selected condensed consolidated statements of cash flows

	For the Year Ended December 31, 2023
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Net cash used in operating activities	(5,527,076)	10,722,280	97,003	—	5,292,219
Net cash provided by (used in) investing activities	(8,327,112)	(201,522,998)	—	—	(209,850,110)
Net cash used in financing activities	—	—	—	—	—

	For the Year Ended December 31, 2022
	Jupai Holdings Limited	Subsidiaries	VIEs and their Subsidiaries	Eliminations	Consolidated Total
	RMB	RMB	RMB	RMB	RMB
Net cash provided by (used in) operating activities	(4,315,591)	(24,822,877)	(34,058,526)	—	(63,196,994)
Net cash provided by (used in) investing activities	3,485,129	446,482	(91,320,453)	—	(87,388,842)
Net cash used in financing activities	(3,174,100)	—	—	—	(3,174,100)

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

Risks Related to Our Corporate Structure

Risks and uncertainties relating to our corporate structure include, without limitation, the following:

▪
If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.
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
▪
Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.
▪
If the Chinese government were to impose new requirements for approval from the PRC authorities to our future offshore offerings, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
▪
The PRC government’s significant oversight and discretion over our and the VIEs’ business operation could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs. The Chinese government may intervene with or influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals and policy positions, which could result in a material adverse change in our and the VIEs’ operations. In addition, the Chinese government may exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.
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
▪
Recent joint statement by the SEC and Public Company Accounting Oversight Board and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to companies with non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

Our business model has evolved over our operating history. We commenced our wealth management services to distribute wealth management products in July 2010. We refer to “wealth management product” as an investment venture in which investors participate for wealth preservation or appreciation. We started from January 2013 to provide asset management services, including management of real estate or related funds and other fund products, to complement our wealth management product advisory services. After several years of growth prior to 2017, our net revenues decreased to RMB359.1 million in 2021, RMB103.2 million in 2022 and RMB33.6 million (US$4.7 million) in 2023. Therefore, our historical performance may not be indicative of our future performance, especially if we are unable to maintain and further improve our wealth management product advisory and asset management capabilities to achieve our clients’ expectation of the investment returns.

Prior to 2015, substantially all of our revenue was attributable to one-time commissions and recurring service fees generated through our wealth management product related services. However, these revenues may not grow at the same rate as it had in the past and may further decrease in the future. For example, our revenues from one-time commissions were RMB2.8 million (US$0.4 million) in 2023, representing a decrease of 92.0% from 2022. In addition, we cannot assure you that businesses from asset management will not decrease. While the deleveraging-related policy-tightening and uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased from RMB499.0 million in 2022 to nil in 2023. Currently, we mainly focus on managing our existing products and protecting clients’ interest and have ceased our marketing efforts, which may result in further decrease of, among others, the amounts of our revenues and wealth management products managed.

You should consider our prospects in light of the risks and uncertainties that companies with limited operating histories may encounter.

Uncertainties and risks accompany our termination of the contractual arrangements with Shanghai Jupai and its shareholders.

We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai. The termination of our contractual arrangements with Shanghai Jupai and its shareholders will mitigate the risks associated with products distributed or managed by Shanghai Jupai or its subsidiaries or branches. We thus recorded gain from deconsolidation of subsidiary of RMB173.3 million in 2022. However, we may also face uncertainties and risks in connection with the termination of our contractual arrangements with Shanghai Jupai and its shareholders, since revenues generated from the business of Shanghai Jupai and its subsidiaries and branches represented a significant portion of our total revenues. Currently, we mainly focus on managing our existing products and protecting clients’ interest.

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

The laws and regulations governing the financial services industry in China are still evolving. Substantial uncertainties exist regarding the regulatory system and the interpretation and implementation of current and any future PRC laws and regulations applicable to the financial services industry and companies that operate wealth management or asset management businesses. In the past, depending on the type of products and services being offered, our business operations may be subject to the supervision and scrutiny by different authorities. On April 27, 2018, the People’s Bank of China, or the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC, the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly issued Guidance Opinions on Regulating the Asset Management Business of Financial Institutions, or the Asset Management Guidance. On October 22, 2018, the CSRC promulgated (i) the Administration Measures on Privately Offered Asset Management Business of Securities and Futures Operation Institutions, or the Asset Management Administration Measures, and (ii) the Administration Measures on Operation of Privately Offered Asset Management Plan of Securities and Futures Operation Institutions, or the Asset Management Plan Operation Measures. Both of those two regulations were amended on January 12, 2023 and came into effect on March 1, 2023. The Asset Management Guidance, the Asset Management Administration Measures and the Asset Management Plan Operation Measures, or collectively the New Asset Management Measures, constitute a unified regulatory framework governing the distribution and management of privately offered asset management products. The New Asset Management Measures prescribed the minimum investment ratio for different kinds of asset management products, set standards for qualified investors and minimum subscription amount, prohibiting “cash pooling” business, unified ratio for provision of risk reserves, the liability proportion of each asset management product, regulating graded products type and leverage, prohibiting the implicit guarantee of the minimum amount of return, the break-even return of principal or the minimum amount or rate of loss to investors, eliminating multilayer asset management products and “channel” service, and controlling the concentration of investment of the assets management products managed by financial institutions.

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

On December 28, 2019, the Standing Committee of the National People’s Congress has enacted the amended Securities Law of the PRC, which came into effect on March 1, 2020. The amended Securities Law of the PRC provides that, among others, the rules of issuance and trading of asset management products should be set out by the State Council. Therefore, the regulations relating to asset management plans and mutual funds are expected to be further changed in accordance with the amended Securities Law of the PRC in the future.

In addition, there are laws and regulations governing certain wealth management products that we distribute or manage, such as private equity products, private securities investment funds, trust products and insurance products. New laws and regulations may be adopted to require additional licenses and permits. Our business may be adversely affected if the relevant authorities enhance their scrutiny over the wealth management products we distribute or manage. For example, historically, a significant portion of the products that we distributed involve real estate or related assets. The success of such products depends significantly on conditions in China’s real estate industry. The PRC government has from time to time taken measures to cool down the real estate market and to curb the increase of housing prices by requiring more stringent implementation of housing price control measures. Such measures have depressed the real estate market. We are also susceptible to the risks inherent in the operation of real estate-related businesses and assets. China’s residential real estate industry is volatile and fluctuated in recent years in terms of housing transaction volume and prices. Fluctuations of China’s real estate industry are caused by economic, social, political and other factors outside our control. Any prolonged slowdown in China’s economy, which leads to a decline or fluctuation in the real estate industry, may materially and adversely affect our business, financial condition and results of operations.

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

In December 2022, Shanghai Yidexin received a Notice on Submission of Special Legal Opinion from AMAC, which required Shanghai Yidexin to submit a special legal opinion before March 12, 2023. As of the date of this annual report, Shanghai Yidexin has not received any feedback from AMAC on the special legal opinion submitted by Shanghai Yidexin. If the legal opinion is not accepted by AMAC, Shanghai Yidexin’s registration as being private fund manager will be de-registered, and its legal representative, senior management or other practitioners may be subject to disciplinary sanctions such as cancellation of fund qualifications and being added to the “blacklist,” if the violation is deemed to be serious.

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

Failure to address these uncertainties and risks may affect our ability in implementing our acquisition strategies, which may in turn have a material adverse effect on our liquidity, financial condition and results of operations. In the year ended December 31, 2023, we recorded impairment loss from equity in affiliates of RMB29.9 million (US$4.2 million) in connection with our equity interest in a non-controlling investee. We cannot guarantee that we will not incur increased impairment loss from any acquisition or investment in the future, which may materially and adversely affect our financial condition and results of operations. In addition, we may not be able to complete proposed acquisitions and the completed ones may not benefit our business as intended.

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

We may face increased competition and if we are unable to compete successfully, our results of operations and financial condition may be materially and adversely affected.

As the wealth management market in China is at an early stage of development and is highly fragmented, we cannot assure you that we will be able to maintain the number of our clients or our existing clients will maintain the same level of investment in the wealth management products that we distributed to them. As the industry develops, we may face increased competition. In addition, the evolving regulatory landscape of China’s financial service industry may not affect us and our competitors proportionately with respect to the ability to maintain our client base. A decrease in the number of our clients or a decrease in their spending on the products that we distribute may reduce revenues derived from commissions and recurring service fees and monetization opportunities for our asset management services. In distributing wealth management products, we face direct competition primarily from other third-party wealth management service providers. We also compete with many local PRC commercial banks and insurance companies that have their own wealth management teams and sales forces to distribute their products.

In addition, there is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. New competitors that are better adapted to the wealth management service industry may emerge. Our competitors may have better brand recognition, stronger market influence, greater financial and/or marketing resources. For example, the commercial banks we compete with tend to enjoy distribution advantages due to their nationwide distribution networks, longer operating histories, broader client bases and settlement capabilities. A number of commercial banks have established subsidiaries to distribute wealth management products. Moreover, many wealth management product providers with whom we currently have relationships, such as commercial banks and trust companies, are also engaged in, or may in the future engage in, the distribution of wealth management products and may benefit from the integration of wealth management products with their other product offerings.

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

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas or foreign investments in China-based issuers. On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On July 30, 2021, the State Council promulgated the Regulations on Protecting the Security of Critical Information Infrastructure, effective from September 1, 2021, which defined critical information infrastructure as any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the relevant governmental authorities, which may increase our compliance costs and affect our ability to conduct offshore offerings.

Furthermore, on November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which reiterates the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, there remain uncertainties whether we would be subject to the cybersecurity review for our future offshore offering pursuant to such measures. As of the date of this annual report, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation, and implementation. As advised by our PRC legal counsel, King & Wood Mallesons, as of the date of this annual report, we are not aware of, any PRC laws or regulations which explicitly require us, our PRC subsidiaries or the VIEs to declare for a cybersecurity review by CAC for our previous issuance of securities to foreign investors.

On July 7, 2022, the CAC issued the Measures on Security Assessment of the Cross-border Transfer of Data, effective from September 1, 2022. The measures provide that four types of cross-border transfers of critical data or personal data generated from or collected in the PRC should be subject to a security assessment, which include: (i) a data processor to transfer important data overseas; (ii) either a critical information infrastructure operator, or a data processor processing personal information of more than 1 million individuals, transfers personal information overseas; (iii) a data processor who has, since January 1 of the previous year, transferred personal information of more than 100,000 individuals overseas cumulatively, or transferred sensitive personal information of more than 10,000 individuals overseas cumulatively; or (iv) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. Given that the above measures were recently promulgated, it is unclear whether and to what extent we will be subject to these new requirements.

We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the price of the ADSs and/or ordinary shares. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a foreign stock exchange or quoted on a foreign market, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding, pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. Given these we believe, as of the date of this annual report and to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects, and based on the advice of our PRC legal counsel, King & Wood Mallesons, our business operations are compliant with the permission and approval requirements of the CAC under the Measures on Security Assessment of the Cross-border Transfer of Data in all material respects. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

As of March 31, 2024, Mr. Jianda Ni, our chairman of the board of directors and chief executive officer, and Mr. Xin Zhou, a director of our company, beneficially own an aggregate of approximately 36.8% of our total outstanding shares. As a result, Mr. Ni and Mr. Zhou have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Also, Mr. Tianxiang Hu and SINA hold 16.8% and 11.4% of our total outstanding shares as of March 31, 2024, respectively. Our principal shareholders may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who hold ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

We have granted, and may continue to grant, share options and other share-based compensation in the future, which may materially impact our future results of operations.

As of March 31, 2024, options to purchase 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted, and options to purchase 7,371,961 ordinary shares and 211,944 restricted shares are outstanding under our currently effective incentive share plan. As a result of these grants and potential future grants under the plans, we have incurred, and will incur in future periods, significant share-based compensation expenses. We account for compensation costs for all stock options using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules in accordance with U.S. GAAP, which may have a material adverse effect on our net income. Any additional securities issued under share-based compensation schemes will dilute the ownership interests of our shareholders, including holders of our ADSs. See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers.”

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

Our business could be adversely affected by the outbreak of Zika, Ebola, avian influenza, severe acute respiratory syndrome, or SARS, the influenza A (H1N1), H7N9, COVID-19 or other epidemics. Any of such occurrences could cause severe disruption to our daily operations, and may even require a temporary closure of our offices. Such closures may disrupt our business operations and adversely affect our results of operations. Our operation could also be disrupted if any of our employees were affected by such health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

Future lockdowns or other restrictive measures that may be imposed, especially those imposed in affluent cities where we derive a substantial portion of our revenues, may have a material impact on our operations and financial condition. The future impact of the pandemic remains highly uncertain and it may continue to adversely affect our results for an uncertain period of time. The extent to which COVID-19 or any other epidemics impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, and our business, results of operations and financial condition may be adversely and materially affected if the investors’ demand for wealth management products reduces due to their less confidence in the outlook of economics, or if our business partners’ ability to consistently supply wealth management products and related services is significantly impacted, which may negatively affect the amount of one-time commissions that we are able to charge from them. However, we will continue to incur costs for our operations, and therefore our financial condition and results of operations may be adversely and materially affected. Furthermore, the global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, which may further adversely and materially affect our business, financial condition, results of operation and prospects.

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

The global macroeconomic environment is facing challenges. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. It is unclear whether these challenges will be contained and what effects they each may have. Any financial or economic crisis or disruption, or perceived threat of such a crisis or disruption, might lead to tighter credit markets, increased market volatility, sudden drops in business and market confidence and dramatic changes in business and consumer behaviors, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Occurrence of any of these events could adversely affect our business, operating results and financial condition, and our securities could decline in value or become worthless as a result.

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

Although we believe we, our PRC subsidiaries and our VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, or if existing regulations or the interpretation of existing regulations change or are interpreted differently in the future, the PRC government could revoke the business and operating licenses of our VIEs and their subsidiaries, require our VIEs or their subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of our VIEs and their subsidiaries, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on the business operations of our VIEs or their subsidiaries or on their customers, or take other regulatory or enforcement actions against our VIE structure that could be harmful to our business. Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements with the VIEs. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition, and results of operations of our VIEs and us. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP, and our securities could decline in value or become worthless as a result.

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

In 2021, 2022 and 2023, our VIEs and their respective subsidiaries and branches contributed 58.8%, 36.6% and 17.2% of our total net revenues, respectively. In the event we are unable to enforce the contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our VIEs and their respective subsidiaries and branches, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our VIEs and their respective subsidiaries and branches into our consolidated financial statements in accordance with U.S. GAAP.

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

Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us. The enforcement of laws and rules and regulations in China may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

The PRC legal system is based on written statutes and court decisions have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. In addition, the interpretation and enforcement of these laws and regulations may change quickly with little advance notice, which could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

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

As of the date of this annual report, we, our PRC subsidiaries, and our VIEs, (i) are not required to obtain permissions from the CSRC or any other PRC government authorities on the historical issuance of our ADSs to foreign investors, and (ii) have not received or were denied such permissions by any PRC government authorities.

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

The PRC government’s significant oversight and discretion over our and the VIEs’ business operation could result in a material adverse change in our and the VIEs’ operations and the value of our ADSs.

We conduct our business primarily through our variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene with or influence our and the VIEs’ operations as the government deems appropriate to further regulatory, political and societal goals and policy positions, which could result in a material adverse change in our and the VIEs’ operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 28, 2021, the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, network platform operator with personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any listing abroad. Given the Cybersecurity Review Measures were recently promulgated, substantial uncertainties exist with respect to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals from the CSRC, CAC or any other relevant PRC governmental authorities for our future offshore offerings and refinancing. If the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for our future offshore offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which have taken effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions also provides that securities companies and securities service providers shall also fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. See “Item 4.B. Information on the Company—Business Overview—Regulations—Regulations on Overseas Offering and Listing.” Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

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

Recent joint statement by the SEC and Public Company Accounting Oversight Board and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to companies with non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of the financial statements of those companies who have China-based auditors.

On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On February 14, 2020, we engaged B F Borgers CPA PC, an independent registered public accounting firm, as our auditor. B F Borgers CPA PC is registered with the PCAOB and operating in Lakewood, Colorado, the U.S., and is currently subject to PCAOB rules regarding periodical inspection. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong and included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, B F Borgers CPA PC. However, it is possible that in the future the laws of the United States and PRC could be changed to make our current auditor arrangement inadequate. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us since the majority of our and the VIEs’ operations are conducted in China.

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

The SAFE promulgated a circular on November 19, 2012 and revised on May 4, 2015, known as Circular No. 59, which tightens the examination of the authenticity of settlement of net proceeds from our initial public offering and requires that the settlement of net proceeds shall be in accordance with the description in this annual report.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and most recently amended on June 24, 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Furthermore, the Anti-Monopoly Law also provides that if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard. According to the current effective Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings promulgated by the State Council on September 18, 2018 and most recently amended on January 22, 2024, the revenue threshold of merger filing is that: during the previous fiscal year, either (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion and at least two of these operators each had a turnover of more than RMB800 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion, and at least two of these operators each had a turnover of more than RMB800 million within China.

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

According to the financial support policy of Lin-gang Special Area of the China (Shanghai) Pilot Free Trade Zone, if the enterprises registered in these areas meet certain conditions, they are entitled to enjoy preferential tax treatments regarding the value-added tax, enterprise income tax and individual income tax for the financial years ended December 31, 2022 and 2023. Shanghai Juxiang enjoys such preferential tax treatment. Nevertheless, the government agencies may decide to reduce, eliminate or cancel subsidies at any time. We cannot assure you of the continued availability of the government incentives and subsidies currently enjoyed by us. The discontinuation of these governmental incentives and subsidies could adversely affect our financial condition and results of operations.

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

Furthermore, under the EIT Law and its implementation rules, an enterprise established outside of China with “de facto management body” within the PRC is considered a PRC resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Tax-PRC Enterprise Income Tax.” We do not believe that Jupai Holdings Limited or any of its subsidiaries outside of China would be a PRC resident enterprise as of March 31, 2024. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”. If the PRC tax authorities determine that we were a PRC resident enterprise for tax purposes, we would be subject to a 25% enterprise income tax on their global income. In addition, if we were considered a PRC resident enterprise for tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-PRC resident enterprises, including the holders of our ADSs. Furthermore, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are considered as a PRC resident enterprise.

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

We face uncertainties on the reporting and consequences on private equity financing transactions, private share exchange transactions and private transfer of shares, including private transfer of public shares, in our company by non-resident investors. On December 10, 2009, the PRC State Administration of Taxation issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, based on a review of our register of shareholders, we had 191,052,818 ordinary shares outstanding (excluding 11,533,080 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our share incentive plan). Among these shares, 108,121,098 ordinary shares are in the form of ADSs, which are freely transferable without restriction or additional registration under the

Securities Act. The remaining ordinary shares outstanding will be available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act and the applicable lock-up agreements. Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up period. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Because we may not continue to pay dividends in the foreseeable future, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

Although we declared dividend on our ordinary shares in February 2017 and March 2018 respectively, we may not continue to do so regularly, or at all. Therefore, you may need to rely on price appreciation of our ADSs as the sole source for return on your investment.

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

As of March 31, 2024, our executive officers and directors, together with our principal shareholders existing before our initial public offering, beneficially owned approximately 130,569,953 ordinary shares, or 68.3% of our outstanding ordinary shares. Accordingly, our executive officers and directors, together with our shareholders existing before our initial public offering, could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs.

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

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in mainland China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. As advised by our PRC legal counsel, mainland China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a court in mainland China.

In addition, you may have difficulties in enforcing court judgments obtained in United States courts against our Hong Kong subsidiaries, including judgments relating to the federal securities laws of the United States or the securities laws of any state or territory of the United States. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether courts in Hong Kong will enforce judgments of United States courts based solely upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state or territory of the United States.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

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

Based on the market price of our ADSs and the composition of our assets (in particular the retention of a substantial amount of cash), we believe that we were a PFIC for United States federal income tax purposes for our taxable years ended December 31, 2022 and December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

Due to lack of express permission under PRC law for foreign-invested enterprises to sell mutual fund products or asset management plans and to provide asset management services in China, we provided asset management services through the subsidiaries of Shanghai Jupai, a domestic PRC company. In July 2013, we established Shanghai Juxiang Investment Management Consulting Co., Ltd., or Shanghai Juxiang, our wholly-owned subsidiary in China. Shanghai Juxiang entered into a series of contractual arrangements with Shanghai Jupai and its shareholders. The contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders enabled us to (i) exercise effective control over Shanghai Jupai; (ii) receive substantially all of the economic benefits of Shanghai Jupai in consideration for the consulting services provided by Shanghai Juxiang; and (iii) have an exclusive option to purchase all of the equity interests in Shanghai Jupai when and to the extent permitted under PRC laws and regulations. As a result of these contractual arrangements, we were considered the primary beneficiary of Shanghai Jupai, and we treated it as our VIE under U.S. GAAP. We consolidated the assets, liabilities, revenues, expenses and cash flows that were directly attributable to Shanghai Jupai and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. We terminated the contractual arrangements with Shanghai Jupai and its shareholders in June 2022, upon which we discontinued the operations of and ceased control over the business operated by Shanghai Jupai.

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

In January 2021, Shanghai Yedu was established by Ms. Qimin Wu, who is our employee, and Mr. Guowen Zhang. In August 2021, Shanghai Yedu acquired all the equity interest of Shanghai Yidexin from Shanghai E-Cheng. In August 2021, Shanghai Baoyi entered into a series of contractual arrangements with Shanghai Yedu and its shareholders. The contractual arrangements between Shanghai Baoyi, Shanghai Yedu and its shareholders enable us to (i) exercise effective control over Shanghai Yedu; (ii) receive substantially all of the economic benefits of Shanghai Yedu in consideration for the consulting services provided by Shanghai Baoyi; and (iii) have an exclusive option to purchase all of the equity interests and assets of Shanghai Yedu when and to the extent permitted under PRC laws and regulations.

In February 2022, we received a letter dated January 27, 2022, from the NYSE, notifying us that we were below compliance standards due to the trading price of our ADSs.

On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. NYSE Regulation reached its decision to delist our ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because we had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs on June 24, 2022.

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

While the deleveraging-related policy-tightening, uncertainties related to the trade conflict between the United States and China and the COVID-19 outbreak contributed to the slow-down of economic growth, the aggregate value of wealth management products we distributed decreased from RMB499.0 million in 2022 to nil in 2023. Currently, we only have 43 employees, comprised of 17 employees working on product management and client engagement and 26 employees working on management and administration, and we ceased our marketing efforts and distribution of new products. Currently, we focus on managing our existing products and protecting clients’ interest and at the same time seek potential opportunities in the market.

Our wealth management product advisory services are complemented by our ability to provide asset management services in the management and advisory of real estate or related funds, other specialized fund products and funds of funds. As of December 31, 2023, the amount of total assets under our sole or shared management was RMB26.6 billion (US$3.8 billion), compared to RMB27.8 billion as of December 31, 2022.

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

Our revenues of 2023 declined as compared to that of 2022 primarily due to the uncertainty of macro-economic conditions and the regulatory changes of the industry. Our net revenues decreased from RMB359.1 million in 2021 to RMB103.2 million in 2022 and further to RMB33.6 million (US$4.7 million) in 2023. We recorded a net loss attributable to our shareholders of RMB267.9 million in 2021 and a net income attributable to our shareholders of RMB19.9 million in 2022. We recorded a net loss attributable to our shareholders of RMB23.7 million (US$3.3 million) in 2023. Our net revenues in 2023 from one-time commissions, recurring management fees and recurring services fees were RMB2.8 million (US$0.4 million), RMB19.6 million (US$2.8 million) and RMB3.4 million (US$0.5 million), respectively.

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

In 2021, 2022 and 2023, the aggregate value of wealth management products we distributed was RMB6.2 billion, RMB499.0 million and nil, respectively.

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

The table below lists the funds under our management invested in each product category for the three years ended December 31, 2023.

	As of December 31,
	2021	2022	2023
Product Categories (Asset Under Management(1))%		%	%
Fixed Income Products	31	32	32.5
Private equity and venture capital fund products	61	61	61.2
Public Market Products	5	3	2.8
Other Products	3	4	3.5

(1)
Our “Assets Under Management”, or “AUM”, refers to the amount of capital contributions made by investors to the funds we manage, for which we are entitled to receive management fees. The amount of our AUM is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all our AUM. Our total AUM was RMB31.3 billion, RMB27.8 billion and RMB26.6 billion (US$3.8 billion) as of December 31, 2021, 2022 and 2023, respectively.

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

Product Development and Distribution

We have a team focused on product development, a majority of whom have experience in fund raising and management operations or real estate related work experience. We started to develop products in-house in 2013. In terms of value, approximately RMB6.2 billion, RMB499.0 million and nil of the products that we distributed in 2021, 2022 and 2023, respectively, were either products developed and managed by us or third-party products that we helped design. To date, we have distributed a majority of the wealth management products that were developed and managed by us and a majority of the wealth management products that we participated in designing.

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

Competition

While the wealth management services industry in China is growing rapidly, it is still at an early stage of development and is highly fragmented. We operate in an increasingly competitive environment and compete for clients on the basis of product choice, client service, reputation and brand recognition. Our principal competitors include:

•
Third-party wealth management service providers. Our direct competition comes from other third-party wealth management service providers, some of which are relatively well developed.
•
Commercial banks. Many commercial banks rely on their own wealth management arms and sales forces or establish subsidiaries primarily engaged in wealth management to distribute their products.
•
Asset management service providers. A number of mutual fund management companies and other fund managers have emerged in the asset management business in China in recent years.
•
Internet financial service providers. As the wealth management industry rapidly evolves and moves online, we may face competition from new market entrants that distribute wealth management products through websites or mobile platforms.

Intellectual Property

Our brand, trade names, trademarks, trade secrets, proprietary database and research reports and other intellectual property rights distinguish the products we distribute and our services from those of our competitors and contribute to our competitive advantage in the high-net-worth wealth management services industry. We rely on a combination of trademark and trade secret laws as well as confidentiality agreements and non-compete covenants with our wealth management product advisors and other employees, our third-party wealth management product providers and other contractors. We have 13 registered trademarks in China and two registered domain names. Our registered domain names are jpinvestment.cn and jupaionline.com.

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

On July 3, 2020, the PBOC, the CBIRC, the CSRC and the SAFE jointly promulgated the Rules for Identification of Standardized Debt Assets to clarify the criteria of standardized debt assets, pursuant to which the definition of non-standardized debt assets is more stringent compared to the current industry practice.

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

On December 28, 2019, the Standing Committee of the National People’s Congress has enacted the amended Securities Law of the PRC, which came into effect on March 1, 2020. The amended Securities Law of the PRC provides that, among others, the rules of issuance and trading of asset management products should be set out by the State Council. Therefore, the regulations relating to asset management plans and mutual funds are expected to be further changed in accordance with the amended Securities Law of the PRC in the future.

On January 1, 2021, the Civil Code of the PRC came into effect, which was promulgated by the National People’s Congress. The Civil Code of the PRC provides that, among other, when a form of standard terms and conditions is used for signing a contract, the party providing such standard terms and conditions shall take reasonable measures to remind the counterparty of any of these standard terms which will waive or limit the liabilities of the providing party or have major interests with the counterparty. If the providing party fails to perform this obligation, the counterparty may claim that these standard terms are not a part of the contract. The Civil Code of the PRC also has provisions relating to personal information protection, including, among other, prohibition on infringing individuals’ personal life by call, message or email, and requirement for individuals’ prior consent for collection, storage and use of their personal information.

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

CSRC is now in charge of the supervision and regulation of private funds, including, but not limited to, private equity funds, private securities investment funds, venture capital funds and other forms of private funds. Further, CSRC authorized the Asset Management Association of China, or AMAC, to supervise the registration of private fund managers, record filing of private funds and perform its self-regulatory role. Thus, the AMAC formulated the Measures for the Registration of Private Investment Fund Managers and Filing of Private Investment Funds (for Trial Implementation), or the Measures, which became effective as of February 7, 2014, setting forth the procedures and requirements for the registration of private fund managers and filing of private funds to perform self-regulatory administration of privately placement funds. On August 21, 2014, CSRC promulgated the Interim Provisions for the Supervision and Management of Private Equity Funds, which further clarified the self-regulatory requirements for private funds. Local governments in certain cities, such as Beijing, Shanghai and Tianjin, have promulgated local administrative rules to encourage and regulate the development of private equity investment in their areas. These regulations typically provide preferential treatment to private equity funds registered in the cities or districts that satisfy the specified requirements. Such local administrative rules may be changed or preempted according to the new regulations to be issued by CSRC. We have completed the private fund manager registration and filing of private funds under our management with AMAC for the relevant entities that act as private fund managers.

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

On February 24, 2023, the AMAC issued the updated Measures for Registration and Filing of Private Investment Funds (the “New Registration and Filing Measures”), which took effect on May 1, 2023 and replaced the Measures for the Registration of Private Investment Fund Managers and Filing of Private Investment Funds (for

Trial Implementation), the Notice for Registration of Private Fund Manager and Answers to Questions Related to the Registration and Filing of Private Equity Funds (IV), (XIII) and (XIV) (collectively, the “Replaced Measures”). The New Registration and Filing Measures further standardized and clarified the relevant issues and requirements relating to registration and filing of private fund managers and private funds, and the submission of private fund operation information. It also further clarified the standards and requirements regarding the registration and filing of private fund managers and private funds, as well as the operation requirements of private fund managers.

On September 28, 2023, the AMAC has revised and consolidated the existing rules such as the Notice regarding Filing of Private Investment Funds and the Key Points to Note for the Filing of Privately Offered Investment Funds into the Guidelines for the Filing of Privately Offered Investment Funds No.1. and No.2.

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

Regulations on Insurance Brokerages

The primary regulation governing the insurance intermediaries is the PRC Insurance Law enacted in 1995 and further amended in 2002, 2009, 2014 and 2015. According to the PRC Insurance Law, the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), or the CIRC, is the regulatory authority responsible for the supervision and administration of the PRC insurance companies and the intermediaries in the insurance sector, including insurance agencies and brokers.

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

On August 28, 2020, the CSRC promulgated the Supervision Measures on Public Offering Securities Investment Funds Sales Agencies and its implementation rules (collectively, the “New Sales Agency Measures”). The New Sales Agency Measures define fund selling as opening fund transaction accounts for fund investors, promoting fund sales, handling fund units sale, and handling subscription, redemption and account information inquiry. Pursuant to the New Sales Agency Measure, the requirements for an independent fund sales agency include, among others: (i) having a total net asset of no less than RMB50.0 million; (ii) each senior executive shall have fund practitioner qualification, meet with the senior management qualifications set by CSRC and be familiar with fund sales management; specific compliance risk control senior executive shall be specified; (iii) neither the controlling shareholder nor the actual controller shall remain unchanged within the three years after the sales agency qualification is obtained. The application for the sales agency qualification shall be submitted to the CSRC. In addition, shareholders who own more than 5% shares of the sales agency shall, among others, meet the following requirements: (i) if the shareholder is a legal entity or organizations, its total net asset shall be no less than RMB50.0 million; (ii) if the shareholder is an individual, they must have more than five years working experience in management of securities fund department or no less than three years working experience as senior management in securities fund industry. There are also financial condition requirements for controlling shareholders: (i) if the controlling shareholder is a legal entity or organizations, its total net asset shall be no less than RMB200.0 million, it must have a consistently profitable track for the past three fiscal years, its net asset should be more than 50% of its paid-in capital, and its contingent liability should be less than 50% of its net assets; (ii) if the controlling shareholder is an individual, they shall have total financial assets no less than RMB30.0 million and must have more than ten years working experience in management of securities fund department or no less than five years working experience as senior management in securities fund industry. If the shareholder is a foreign entity, it shall be a financial institution with financial assets management or financial investment advisory experience. The sales agency shall obtain Securities and Futures Operation License, the validity period of which is three years, and the renewal of which is subject to approval of CSRC and its local agency. The average daily sales holding volume and the sales agency will be taken into consideration for renewal. The shareholder, the controlling shareholder of the shareholder and the actual controller of an independent sales agency shall not hold equity interests in more than two independent sales agencies, in which the number of independent sales agency under control of such shareholder cannot exceed one. The actual controller of independent sales agencies shall be included into the scope of regulatory supervision. The New Sales Agency Measures provides that independent sales agencies can only sell mutual funds and private securities investment funds, unless otherwise provided by the CSRC. For the independent sales agencies who also sell other products before the promulgation of New Sales Agency Measures, they will have a two-year rectification period starting from October 1, 2020, during which the independent sales agency must keep the volume of those products decreasing. The New Sales Agency Measures also provides requirements on compliance and internal control, upper limit of client maintenance costs, cooperation with third party online platform, and sales of private equity investment funds.

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

According to the Filing Rules, the issuer or its affiliated domestic company, as the case may be, is required to file with the CSRC (i) with respect to its initial public offering and listing and its subsequent securities offering in an overseas market different from the market where it has listed, within three business days after its submission of listing application documents to the relevant regulator in the place of intended listing, (ii) with respect to its follow-on offering in the same overseas market where it has listed (including issuance of any corporate convertible bonds, exchangeable bonds and other equity-linked securities, but excluding the offering for employees incentive, dividend distribution by shares and share split), within three business days after completion of such follow-on offering, (iii) with respect to listing by means of single or multiple acquisitions, share swap, transfers of shares and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines between RMB1 million and RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions supersede the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies should strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies should also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers should properly retain such written statements for inspection. Securities companies and securities service providers shall also fulfill the applicable legal procedures according to the Confidentiality and Archives Management Provisions when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest.

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

In October 2016, the Ministry of Commerce issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, or FIE Record-filing Interim Measures, which was further revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of an FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involve the special entry administration measures, the approval of the Ministry of Commerce or its local counterparts is still required. The FIE Record-filing Interim Measures has been replaced by the Measures for Reporting of Foreign Investment Information, or the FIE Information Reporting Measures, which became effective on January 1, 2020. Pursuant to the FIE Information Reporting Measures, a foreign investor or an FIE should provide the investment information by submission of initial report, report of changes, report of de-registration and annual report. Information that a foreign investor should provide in its initial report includes basic corporate information of the FIE, information of the investor and its actual controller, and investment transaction information.

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

In addition, if our PRC subsidiary and consolidated entities plan to engage in promoting or distributing wealth management plans through the Internet, or allows our clients to purchase wealth management products on any of our websites, such business is likely to be deemed as value-added telecommunications service and call for approvals from relevant authorities. Foreign investment in telecommunications businesses is governed by the State Council’s Administrative Rules for Foreign Investments in Telecommunications Enterprises, issued by the State Council in December 2001 and last amended in March 2022, under which a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China cannot exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services. The MIIT’s Notice Regarding Strengthening Administration of Foreign Investment in Operating Value-Added Telecommunication Businesses, or the MIIT Notice, issued on July 13, 2006 prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China. Although MIIT promulgated its Notice on Lifting Foreign Investment Restrictions on Online Data and Deal Processing Business in June 2015, which permits foreign ownership, in whole or in part, of online data and deal processing business, a sub-type of value-added telecommunications service, we still expect our potential business of online promotion and distribution of wealth management products to face foreign investment restrictions or uncertainties, since it is not clear whether our potential business will be deemed as online data and deal processing.

We engaged in the direct sales of mutual funds sponsored by mutual fund management companies before the termination of the contractual arrangements with Shanghai Jupai and its shareholders in June 2022. While the distribution of mutual funds and asset management plans sponsored by mutual fund management companies is not explicitly categorized as restricted to foreign investment, a license is required for the direct sales of mutual fund and asset management plans sponsored by mutual fund management companies. According to the New Sales Agency Measure, the legal entity shareholders for an independent mutual fund sales agency holding more than 5% shares shall have the minimum net asset of RMB50.0 million, the legal entity controlling shareholder shall have the minimum net asset of RMB200.0 million and shall have been profitable for the last three financial years with sound operation and internal control. There are other financial condition requirements for controlling shareholders. If the shareholder is a foreign entity, it shall be a financial institution with financial assets management or financial investment advisory experience.

Our PRC subsidiary was not allowed to engage in insurance brokerage businesses prior to the promulgation of the Notice on Opening Business Scope of Foreign Invested Insurance Brokerage Company on April 27, 2018. Therefore, our insurance brokerage related business was carried out principally through Jupai HK and our consolidated entities. In 2016, Shanghai Jupai, our former VIE, acquired 100% equity interest in Shanghai Jupai Yongyu Insurance Brokers Co., Ltd. (previously known as Jiangsu Kang’an Insurance Brokers Co. Ltd.), a PRC entity holding the required license to provide the insurance brokerage services in China, and we were engaged in the insurance brokerage businesses in the PRC relying on licenses held by these consolidated entities before the termination of the contractual arrangements with Shanghai Jupai and its shareholders in June 2022.

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

In the opinion of King & Wood Mallesons, our PRC legal counsel, the contractual arrangements governed by PRC laws among Shanghai Baoyi, Shanghai E-Cheng and its shareholders establishing the corporate structure for E-House Capital’s asset management service business are valid, binding and enforceable in accordance with their terms, and will not result in a violation of PRC laws or regulations currently in effect.

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

Regulations on Foreign Exchange

Foreign exchange regulations in China are primarily governed by the following rules:

•
Foreign Exchange Administration Rules, as amended, or the Exchange Rules; and
•
Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, or the Administration Rules.

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

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include the PRC Company Law, the 2019 PRC Foreign Investment Law and Regulations on Implementing the 2019 PRC Foreign Investment Law.

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

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round Trip Investment via Overseas Special Purpose Companies and its subsequent amendments, supplements or implementation rules, or SAFE Circular 75, issued on October 21, 2005 and revised on May 29, 2007, a PRC resident (whether a natural person or legal persons) shall register with the local branch of the SAFE before it establishes or controls an overseas SPV, with assets or equity interests in a PRC company, for the purpose of overseas equity financing. On July 4, 2014, SAFE issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles (“SPV”), or SAFE Circular 37, which has superseded SAFE Circular 75. According to SAFE Circular 37, the PRC domestic resident shall apply for SAFE registration for overseas investment before paying capital to SPV by using his, her or its legal assets whether overseas or domestic. The SPV is defined as “offshore enterprise directly established or indirectly controlled by the domestic residents (including domestic institutions and individuals) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of offshore investment and financing”. In addition, in the event that the SPV undergoes changes of its basic information such as the individual shareholder, name, operation term, etc., or material events including increase or decrease by domestic individual shareholder in investment amount, equity transfer or swap, merge, spin-off, etc., the domestic resident shall timely complete the change of foreign exchange registration formality for offshore investment.

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

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or the Stock Incentive Plan Rules. The purpose of the Stock Incentive Plan Rules is to regulate foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and stock option plans of overseas listed companies. According to the Stock Incentive Plan Rules, if PRC “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) participate in any stock incentive plan of an overseas listed company, a PRC domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, shall, among others things, file, on behalf of such individual, an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan. In addition, SAFE Circular 37 also provides certain requirements and procedures of foreign exchange registration in relation to equity incentive plan of SPV before listing. In this regard, if a non-listed SPV grants equity incentives to its directors, supervisors, senior officers and employees in its domestic subsidiaries, the relevant domestic individual residents may register with SAFE before exercising their rights.

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

The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the PRC Network Security Law and strengthens the personal information protection. Application operators should, among others, (i) indicate the rules for collecting and using personal information in a simple, concise and easy-to-understand manner, and with permission independently granted by the owner of the personal information, and (ii) not coercively request user permission by means of default, bundle, or suspension of setup or use, or violate laws and regulations or any agreement with users when collecting and using personal information. On April 10, 2019, the Ministry of Public Security issued the Guidance of Security Protection of Internet Personal Information, which provides internet service providers more guidance regarding personal information protection. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.

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

PRC Value Added Tax

On November 19, 2017, PRC State Counsel promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and issued the amendment to Interim Regulations of PRC Value Added Taxes, or the VAT Regulation, pursuant to which entities and individuals that sell goods or labor services of processing, repair or replacement, sell services, intangible assets, or immovables, or import goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT. The VAT Regulation was followed with several complementary and concessionary policies. In April 2018, the MOF and SAT jointly issued the Notice of Taxation on Adjusting Value-added Tax Rates, or the Circular 32, which became effective on May 1, 2018. In March 2019, the Ministry of Finance, or the MOF, SAT and the General Administration of Customs jointly issued the Circular on Relevant Policies for Deepening the Value-Added Tax Reform, or the Circular 39, which became effective on April 1, 2019. In August 2023, the MOF and SAT jointly issued the Announcement on Value-Added Tax Reduction and Exemption Policies for Small-Scale Value-Added Tax Taxpayers. The tax rate for VAT shall be, among others, (i) 13% for taxpayers engaged in sale of goods, labor services, lease of tangible movables or importation of goods, unless otherwise stipulated in VAT Regulation; (ii) 9% for taxpayers engaged in sale of transportation, postal, basic telecommunications, construction, lease of immovables, sale of immovable, transfer of land use rights, sale or importation of certain types of goods; (iii) 6% for taxpayers engaged in sale of services and intangible assets; and (iv) 1% leviable rate for small-scale taxpayers using the simple tax collection method until December 31, 2027, unless otherwise stipulated in VAT Regulation.

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

C.
Organizational Structure

The following chart illustrates our company’s organizational structure, including our significant subsidiaries and other entities that are material to our business, as of March 31, 2024:

Notes:

(1)
Shanghai Yedu is one of our VIEs. Ms. Qimin Wu and Mr. Guowen Zhang hold 70% and 30% of the equity interest in Shanghai Yedu respectively. Ms. Qimin Wu is our employee.
(2)
Shanghai E-Cheng is one of our VIEs. Ms. Qimin Wu and Mr. Tianxiang Hu hold 70% and 30% of the equity interest in Shanghai E-Cheng respectively. Ms. Qimin Wu is our employee.

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

In the opinion of our PRC counsel, King & Wood Mallesons, the contractual arrangements with respect to our VIEs are valid, binding and enforceable in accordance with their terms under current PRC laws. However, as advised by our PRC legal counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, including the laws and regulations governing the enforcement and performance of our contractual arrangement in the event of any imposition of statutory liens, bankruptcy and criminal proceedings. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties, including being prohibited from continuing operations. See “ Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We may fail to obtain and maintain licenses and permits necessary to conduct our operations in China, and our business may be materially and adversely affected as a result of any changes in the laws and regulations governing the financial services industry in China” and “ Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China- Uncertainties with respect to the PRC legal system and changes in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

D.
Property, Plant and Equipment

As of December 31, 2023, we have two workplaces which are located at Room 603, Building 3, Lane 9, Yunjuan North Road, Pudong District, Shanghai, China and Global Creative Center, T2, 15/F, No 166 Min Hong Road, Minhang District, Shanghai, China, respectively, with an aggregate leased area of 2,481.5 square meters. We lease our premises from unrelated third parties. Lessors for the leased premises either have valid title to the property or have proper authorization from the title owner to sublease the property. The lease agreements typically have terms of approximately one to three years that are renewable by the parties subject to early termination, and we believe when they expire we may relocate upon equal or more favorable leasing terms.

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

A.
Operating Results

Overview

We are a third-party wealth management service provider focusing on distributing wealth management products and providing product advisory services to high-net-worth individuals in China. In 2021, 2022 and 2023, the aggregate value of wealth management products we distributed to our clients was RMB6.2 billion, RMB499.0 million and nil, respectively. The amount of total assets under our sole or shared management was RMB26.6 billion (US$3.8 billion) as of December 31, 2023. Currently, we mainly focus on managing our existing products.

In connection with our wealth management product related services, we charge product providers, corporate borrowers or our clients one-time commissions calculated as a percentage of the wealth management products purchased by our clients. Where we act as the product provider for our self-developed products, we generate revenues from one-time commissions from the corporate borrowers and product provider. During the life cycle of some of the public market products, private equity fund products and certain fixed income products, we also charge product providers or corporate borrowers recurring service fees for our ongoing services, such as investment relationship maintenance and coordination and product reports distribution. In connection with our asset management services, we charge one-time commissions for fund formation services and recurring management fees for managing the fund as general partner, co-general partner or manager. These fees are typically computed as a percentage of the capital contribution in the funds. The recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage mostly upon maturity of the relevant funds. In 2021, 2022 and 2023, our one-time commissions accounted for 39.5%, 27.0% and 8.2% of our total net revenues, respectively; and our recurring service, and recurring management fees combined accounted for 60.5%, 73.0% and 68.6% of our total net revenues, respectively.

Our net revenues were RMB359.1 million in 2021, RMB103.2 million in 2022 and RMB33.6 million (US$4.7 million) in 2023. We recorded a net loss attributable to our shareholders of RMB267.9 million in 2021 and a net income attributable to our shareholders of RMB19.9 million in 2022. We recorded a net loss attributable to our shareholders of RMB23.7 million (US$3.3 million) in 2023.

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

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Net revenues:
One-time commission	141,700,366	39.5	27,887,929	27.0	2,767,646	389,814	8.2
Related party	13,421,106	3.7	2,128,448	2.1	2,436,274	343,141	7.3
Third party	128,279,260	35.8	25,759,481	25.0	331,372	46,673	1.0
Recurring service fee	114,890,626	32.0	42,901,431	41.6	3,447,484	485,568	10.3
Related party	9,983,297	2.8	391,379	0.4	—	—	—
Third party	104,907,329	29.2	42,510,052	41.2	3,447,484	485,568	10.3
Recurring management fees(1)	102,463,147	28.5	32,444,761	31.4	19,586,095	2,758,644	58.3
Related party	102,463,147	28.5	32,444,761	31.4	19,586,095	2,758,644	58.3
Third party	—	—	—	—	—	—	—
Other service fee	—	—	—	—	7,765,853	1,093,798	23.1
Related party	—	—	—	—	7,765,853	1,093,798	23.1
Third party	—	—	—	—	—	—	—
Net revenues	359,054,139	100.0	103,234,121	100.0	33,567,078	4,727,824	100.0

Note:

(1)
We recognized RMB42.4 million, RMB1.3 million and nil carried interest as part of our recurring service and management fees in 2021, 2022 and 2023, respectively.

One-Time Commissions. We generate a majority of one-time commissions from our wealth management product related services where we charge product providers, corporate borrowers or our clients a commission calculated as a percentage of the wealth management products purchased by our clients. We also charge one-time commissions for fund formation as part of our asset management services. We have experienced consecutive declines from 2021 to 2023, primarily due to decreases in the aggregate value of wealth management products we distributed.

Recurring Service Fees. During the life cycle of some private equity fund products, public market products and certain fixed income products, we charge product providers or corporate borrowers recurring service fees for our ongoing services. Our services typically include investor relationship maintenance and coordination and product reports distribution. Our recurring service fees are calculated as a percentage of the value of investments in the wealth management products purchased by our clients calculated at the time of establishment of the wealth management products. For certain products, recurring service fees may also include a variable performance fee contingent upon the performance of the underlying investment, which is not recognized until the contingent criteria are met. In 2021, 2022 and 2023, we recorded RMB31.8 million, RMB1.0 million and nil of such performance fees, respectively. From 2021 to 2023, recurring service fee decreased as we provided on-going services to fewer product suppliers.

Recurring Management Fees. We generate recurring management fees from our asset management services in our capacity such as general partner, co-general partner or manager of a fund where we charge such fund recurring management fees computed as a percentage of the capital contribution in the fund. Our recurring management fees also include performance fees or carried interest paid by funds that we manage or co-manage when these funds mature to share profits of the underlying investment. The amount of recurring management fee revenues decreased from 2022 to 2023 due to the change in product mix and the decline of amount of assets under our management. The amount of total assets under our sole or shared management declined from RMB31.3 billion in 2021 to RMB27.8 billion in 2022 and further to RMB26.6 billion (US$3.8 billion) in 2023. As a component of our recurring management fees, the amount of revenue from performance fees or carried interest was RMB10.6 million, RMB0.3 million and nil in 2021, 2022 and 2023, respectively.

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

	Year Ended December 31,
	2021		2022		2023
Product type	RMB in millions	% (1)	RMB in millions	% (1)	RMB in millions	US$ in millions	% (1)
	(in millions, except for percentage)
Fixed income products	4,027	64.5	—	—	—	—	—
Private equity and venture capital fund products	344	5.5	79.0	15.8	—	—	—
Public market products	1,616	25.9	257.0	51.5	—	—	—
Other products	253	4.1	163.0	32.7	—	—	—
All products	6,240	100.0	499.0	100.0	0.0	0.0	0.0

Note:

(1)
The sum of the following percentages do not necessarily equal 100% due to rounding.

The composition and amount of revenues generated from our wealth management product related services and, to a lesser extent, revenues generated from our asset management services are affected by the types of products we distribute. We earn one-time commission on all types of products that we distribute and charge recurring services fees on some of the private equity and venture capital fund products, public market products and certain fixed income products. We participate in the investment management of our self-developed products. To the extent that we distribute more of our self-developed products, our recurring management fees will also increase. We started to develop products in-house in 2013. In terms of value, approximately RMB6.2 billion, RMB499.0 million and nil of the products that we distributed in 2021, 2022 and 2023, respectively, were either products developed and managed by us or third-party products that we helped design.

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

2023 compared to 2022

	As of December 31,
	2022		Inflows	Outflows	2023
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	Balance (US$ in millions)	% (1)
Fixed income products	8,852.1	31.8	—	(194.8)	8,657.3	1,219.4	32.5
Private equity and venture capital fund products	17,050.2	61.3	—	(763.8)	16,286.4	2,293.9	61.2
Public market products	920.5	3.3	—	(183.6)	736.9	103.8	2.8
Other products	974.1	3.5	—	(29.0)	945.1	133.1	3.5
All products	27,796.9	100.0	—	(1,171.2)	26,625.7	3,750.2	100.0

Note:

(1)
The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB26.6 billion (US$3.8 billion) as of December 31, 2023, a decrease of RMB1.2 billion (US$0.2 billion), or 4.2%, from RMB27.8 billion as of December 31, 2022. The net decrease was due to:

Outflows of RMB1.2 billion (US$0.2 billion) mainly attributable to:

•
RMB0.8 billion (US$0.1 billion) in private equity and venture capital fund products primarily due to liquidation of such products of RMB0.8 billion (US$0.1 billion);
•
RMB194.8 million (US$27.4 million) in fixed income products primarily due to RMB194.8 million (US$27.4 million) liquidation of products with underlying assets in real estate upon maturity; and
•
RMB183.6 million (US$25.9 million) in public market products primarily due to RMB183.6 million (US$25.9 million) liquidation of certain public market products.

2022 compared to 2021

•

	As of December 31,
	2021		Inflows	Outflows	2022
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	9,666.6	30.9	—	(814.5)	8,852.1	31.8
Private equity and venture capital fund products	19,028.0	60.8	78.5	(2,056.3)	17,050.2	61.3
Public market products	1,474.5	4.7	256.7	(810.7)	920.5	3.3
Other products	1,152.4	3.6	163.1	(341.4)	974.1	3.5
All products	31,321.5	100.0	498.3	(4,022.9)	27,796.9	100.0

Note:

(1)
The sum of the following percentages does not necessarily equal 100% due to rounding.

The total amount of assets under management was RMB27.8 billion as of December 31, 2022, a decrease of RMB3.5 billion, or 11.2%, from RMB31.3 billion as of December 31, 2021. The net decrease was due to:

Inflows of RMB0.5 billion contributions mainly related to:

•
RMB256.7 million in public market products contributed by RMB256.7 million raised for products in private placement related fund;
•
RMB163.1 million in other products contributed by RMB163.1 million raised for insurance products;

Outflows of RMB4.0 billion mainly attributable to:

•
RMB2.1 billion in private equity and venture capital fund products primarily due to liquidation of such products of RMB2.1 billion;
•
RMB0.8 billion in fixed income products primarily due to RMB0.8 billion liquidation of products with underlying assets in real estate upon maturity; and
•
RMB0.8 billion in public market products primarily due to RMB0.8 billion liquidation of certain public market products.

2021 compared to 2020

	As of December 31,
	2020		Inflows	Outflows	2021
Product type	Balance (RMB in millions)	% (1)	(RMB in millions)	(RMB in millions)	Balance (RMB in millions)	% (1)
Fixed income products	10,148.9	30.0	4,026.9	(4,509.2)	9,666.6	30.9
Private equity and venture capital fund products	21,549.2	63.7	343.5	(2,864.7)	19,028.0	60.8
Public market products	968.2	2.9	719.6	(213.4)	1,474.5	4.7
Other products	1,162.9	3.4	—	(10.5)	1,152.4	3.6
All products	33,829.2	100.0	5,090.0	(7,597.8)	31,321.5	100.0

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

Fee Rates. Our one-time commissions are a function of the amount of products we distribute to our clients and our commission rate. Similarly, our recurring fees are a function of the amount of underlying assets and the applicable recurring fee rates. We refer to our commission rates and recurring fee rates collectively as our fee rates. Our net revenues are affected by our fee rates, which are based on individually negotiated service contracts with product providers or corporate borrowers or fund management agreements individually negotiated with each fund for which we provide asset management services. The risk profiles of each individual product are the main factor affecting the exact fee rates within the same category of products. The fee rates for fixed income products that have similar repayment terms and structure, for instance, have remained stable over the years. The one-time commission rates we charge on fixed income products typically range from 0.5% to 4.5%. The recurring service fee rates that we charge on fixed income products are within the range of 0.3% to 3.0% per year. We did not distribute any fixed income products in 2023. The tenure of equity related products we distributed in 2023 typically ranges from one year to four years. The one-time commission rates we charge on equity related products, including PE, VC and public market fund products, typically range from 1.0% to 3.5%. The recurring service fee rates that we charge on equity related products are within the range of 0.3% to 1.5% annually.

The table below sets forth the weighted average recurring management fee rates (the annualized recurring management fee divided by period-end fee-earning assets under our management) of different types of products under our management during the periods indicated:

	Year Ended December 31,
	2021	2022	2023
Product type	%	%	%
Fixed income products	0.58	0.56	0.56
Private equity and venture capital fund products	0.52	0.54	0.54
Public market products	0.73	0.69	0.69
Other products	0.58	0.58	0.58
All products	0.55	0.55	0.55
▪

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which consist of cost of revenues, selling expenses and general and administrative expenses. Our operating costs and expenses are primarily affected by our staff size and rental expenditures.

Our staff decreased from 459 as of December 31, 2021 to 90 as of December 31, 2022 and further decreased to 43 as of December 31, 2023. As the industry experienced a difficult time due to the uncertain economic prospect, we strived to optimize our organizational structure and control the labor costs to improve the overall operational efficiency.

We had 22, two and two client centers as of December 31, 2021, 2022 and 2023, respectively. Our rental expenses in 2023 have also decreased in line with the decrease in the total office area of our client centers.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of net revenues for the periods indicated:

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Operating costs and expenses:
Cost of revenues	156,114,484	43.4	45,383,978	44.0	5,817	819	0.0
Selling expenses	90,062,565	25.1	7,746,679	7.5	122,773	17,292	0.4
General and administrative and expenses	119,449,923	33.3	156,701,338	151.8	28,705,418	4,043,074	85.5
Government subsidies	(5,397,270)	(1.5)	(3,365,373)	(3.3)
Total operating costs and expenses	360,229,702	100.3	206,466,622	200.0	28,834,008	4,061,185	85.9

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

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Revenues:
Third-party revenues	234,173,007	68,246,670	3,804,537	535,858
Related party revenues	126,399,990	34,952,880	29,990,659	4,224,096
Total revenues	360,572,997	103,199,550	33,795,196	4,759,954
Business taxes and related surcharges	(1,518,858)	34,571	(228,118)	(32,130)
Net revenues	359,054,139	103,234,121	33,567,078	4,727,824
Operating cost and expenses:
Cost of revenues	(156,114,484)	(45,383,978)	(5,817)	(819)
Selling expenses	(90,062,565)	(7,746,679)	(122,773)	(17,292)
General and administrative expenses	(119,449,923)	(156,701,338)	(28,705,418)	(4,043,074)
Government subsidies	5,397,270	3,365,373	—	—
Total operating cost and expenses	(360,229,702)	(206,466,622)	(28,834,008)	(4,061,185)
Loss from operations	(1,175,563)	(103,232,501)	4,733,070	666,639
Other income (loss):
Interest income	7,515,933	4,686,664	2,930,516	412,755
Investment loss	(12,261,086)	(2,708,446)	—	—
Loss on litigation	(282,450,000)	(21,442,000)	—	—
Gain from deconsolidation of subsidiary	—	173,338,410	—	—
Other income (loss)	(32,782)	(836,304)	1,175,715	165,596
Total other income (loss)	(287,227,935)	153,038,324	4,106,231	578,351
Income (Loss) before taxes and loss from equity in affiliates	(288,403,498)	49,805,823	8,212,462	1,156,701
Income tax expense	(2,345,334)	(2,155,121)	(2,619,402)	(368,935)
Loss from equity in affiliates	(3,888,959)	(31,546,640)	(29,886,771)	(4,209,464)
Net income (loss)	(294,637,791)	16,104,062	(23,666,872)	(3,333,409)
Net income attributable to non-controlling interests	26,776,069	3,807,344	(136)	(19)
Net income (loss) attributable to ordinary shareholders	(267,861,722)	19,911,406	(23,667,008)	(3,333,428)

2023 Compared to 2022

Net Revenues. Our net revenues decreased by 67.5% from RMB103.2 million in 2022 to RMB33.6 million (US$4.7 million) in 2023.

Our net revenues from one-time commissions decreased by 90.1% from RMB27.9 million in 2022 to RMB2.8 million (US$0.4 million) in 2023, primarily due to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 92.0% from RMB42.9 million in 2022 to RMB3.4 million (US$0.5 million) in 2023 primarily because we provided ongoing services to fewer products in 2023.

Our net revenues from recurring management fees decreased by 39.6% from RMB32.4 million in 2022 to RMB19.6 million (US$2.8 million) in 2023, which was primarily due to the change in product mix and the decline of amount of assets under our management in 2023.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 86.0% from RMB206.5 million in 2022 to RMB28.8 million (US$4.1 million) in 2023, primarily due to the decreases in cost of revenues, selling expenses and general and administrative expenses.

•
Cost of Revenues. Cost of revenues decreased by almost 100.0% from RMB45.4 million in 2022 to RMB5,817 (US$819) in 2023, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.
•
Selling Expenses. Our selling expenses decreased by 98.4% from RMB7.7 million in 2022 to RMB122.8 thousand (US$17.3 thousand) in 2023, primarily due to decreases in marketing and promotion expenses.
•
General and Administrative Expenses. Our general and administrative expenses decreased by 81.7% from RMB156.7 million in 2022 to RMB28.7 million (US$4.0 million) in 2023, due to cost control.
•
Government Subsidies. Government subsidies decreased from RMB3.4 million in 2022 to nil in 2023.

Other Income and Expenses. We had total other income of RMB4.1 million (US$0.6 million) in 2023, compared to total other income of RMB153.0 million in 2022. The change was primarily due to gain from deconsolidation of subsidiary of RMB173.3 million in 2022.

Loss from Equity in Affiliates. Our loss from equity in affiliates decreased by 5.3% from RMB31.5 million in 2022 to RMB29.9 million (US$4.2 million) in 2023.

Income Tax Expense. Our income tax expense increased by 21.5% from RMB2.2 million in 2022 to RMB2.6 million (US$0.4 million) in 2023.

Net Income/Loss. As a result of the above, we recorded a net loss of RMB23.7 million (US$3.3 million) in 2023, as compared to a net income of RMB16.1 million in 2022.

2022 Compared to 2021

Net Revenues. Our net revenues decreased by 71.3% from RMB359.1 million in 2021 to RMB103.2 million in 2022.

Our net revenues from one-time commissions decreased by 80.4% from RMB141.7 million in 2021 to RMB27.9 million in 2022, primarily attributable to a decrease in the aggregate value of wealth management products distributed.

Our net revenues from recurring service fees decreased by 62.7% from RMB114.9 million in 2021 to RMB42.9 million in 2022 primarily because we provided ongoing services to fewer products in 2022.

Our net revenues from recurring management fees decreased by 68.4% from RMB102.5 million in 2021 to RMB32.4 million in 2022, which was primarily due to the change in product mix and the decline of amount of assets under our management in 2022.

Operating Costs and Expenses. Our total operating costs and expenses decreased by 42.7% from RMB360.2 million in 2021 to RMB206.5 million in 2022, primarily due to the decreases in cost of revenues and selling expenses.

•
Cost of Revenues. Cost of revenues decreased by 70.9% from RMB156.1 million in 2021 to RMB45.4 million in 2022, primarily due to a decrease in the total headcount of wealth management advisors and client managers, as well as a decrease in the aggregate value of wealth management products.
•
Selling Expenses. Our selling expenses decreased by 91.4% from RMB90.1 million in 2021 to RMB7.7 million in 2022, primarily due to decreases in marketing and promotion expenses.
•
General and Administrative Expenses. Our general and administrative expenses increased by 31.2% from RMB119.4 million in 2021 to RMB156.7 million in 2022, due to compensation for resigned employees and exemption from major debts of Shanghai Jupai.
•
Government Subsidies. Government subsidies decreased by 37.0% from RMB5.4 million in 2021 to RMB3.4 million in 2022.

Other Income and Expenses. We had total other income of RMB153.0 million in 2022, compared to total other loss of RMB287.2 million in 2021. The change was primarily due to gain from deconsolidation of subsidiary of RMB173.3 million in 2022.

Loss from Equity in Affiliates. Our loss from equity in affiliates increased from RMB3.9 million in 2021 to RMB31.5 million in 2022, which was mainly due to an increase of impairment of investment in affiliates from RMB2.6 million in 2021 to RMB28.7 million in 2022.

Income Tax Expense. Our income tax expense decreased by 4.3% from RMB2.3 million in 2021 to RMB2.2 million in 2022.

Net Income/Loss. As a result of the above, we recorded a net income of RMB16.1 million in 2022, as compared to a net loss of RMB294.6 million in 2021.

B. Liquidity and Capital Resources

Prior to the completion of our initial public offering, we financed our operations primarily through cash generated from our operating activities and the proceeds from the private placement of our preferred shares. Our principal uses of cash for the years ended December 31, 2021, 2022 and 2023 were for operating, financing and investing activities. As of December 31, 2023, we had RMB277.0 million (US$39.0 million) in cash, cash equivalents and restricted cash. Approximately 90.7% of our cash, cash equivalent and restricted cash as of December 31, 2023 was held in mainland China, more than 0.4% of which was held by our VIEs and their respective subsidiaries denominated in Renminbi. As of December 31, 2023, we did not have any outstanding bank loans. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future due to unanticipated business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If, in the future, our existing cash is insufficient to meet our requirements, we may sell additional equity securities, debt securities or borrow from banks.

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Summary of Statement of Cash Flow Data
Net cash provided by (used in) operating activities	(26,107,120)	(63,196,994)	5,292,219	745,392
Net cash used in investing activities	(9,859,492)	(87,388,842)	(209,850,110)	(29,556,769)
Net cash used in financing activities	(4,462,990)	(3,174,100)	—	—
Effect of exchange rate changes	(4,707,092)	21,920,756	1,304,064	183,675
Net decrease in cash, cash equivalent and restricted cash	(45,136,694)	(131,839,180)	(203,253,827)	(28,627,702)
Cash, cash equivalents and restricted cash — beginning of the year	657,235,945	612,099,251	480,260,071	67,643,216
Cash, cash equivalents and restricted cash — end of the year	612,099,251	480,260,071	277,006,244	39,015,514

Operating Activities

Net cash provided by operating activities in 2023 was RMB5.3 million (US$0.7 million), primarily attributable to loss from equity in affiliates of RMB29.9 million (US$4.2 million) and allowance for doubtful accounts of RMB5.8 million (US$0.8 million), partially offset by net loss of RMB23.7 million (US$3.3 million) and a decrease of RMB5.5 million (US$0.8 million) in accrued payroll and welfare expenses.

Net cash used in operating activities in 2022 was RMB63.2 million, primarily attributable to gain from disposal of subsidiaries and investment in affiliates of RMB173.3 million, partly offset by loss from equity in affiliates of RMB31.5 million, allowance for doubtful accounts of RMB28.9 million, an increase of RMB24.3 million in other current liabilities, loss from disposal of intangible assets of RMB10.5 million and depreciation and amortization of RMB9.1 million.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB209.9 million (US$29.6 million), primarily attributable to loan to related parties of RMB210.0 million (US$29.6 million).

Net cash used in investing activities in 2022 was RMB87.4 million. Our investments in 2022 consist primarily of proceeds from disposal of subsidiary, net of cash disposed, which, in the aggregate, accounted for cash out-flow of RMB92.7 million, partially offset by purchase of property and equipment and intangible assets of RMB3.7 million and proceeds from disposal of investment in affiliates of RMB1.5 million.

Net cash used in investing activities in 2021 was RMB9.9 million. Our investments consist primarily of purchases of property, plant, equipment, loan origination and investments, which, in the aggregate, accounted for cash out-flow of RMB73.1 million, partially offset by proceeds from investments and loan collection of RMB63.2 million.

Financing Activities

Net cash used in financing activities in 2023 was nil.

Net cash used in financing activities in 2022 was RMB3.2 million, primarily attributable to the shares repurchase.

Net cash used in financing activities in 2021 was RMB4.5 million, primarily attributable to the shares repurchase.

Cash Requirements

Our material cash requirements mainly include contractual obligations and capital expenditures.

Capital expenditures

Our capital expenditures were RMB5.7 million, nil and nil in 2021, 2022 and 2023, respectively. We currently do not have any commitment for capital expenditures or other cash requirements other than those in our ordinary course of business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2023:

	Payment due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	8,918,878	4,884,270	4,034,608	—	—
Other long term liabilities(1)	—	—	—	—	—
Total	8,918,878	4,884,270	4,034,608	—	—

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

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company-B. Business Overview-Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

As of December 31, 2022 and 2023, total amounts of deferred revenue were RMB4.9 million and RMB3.1 million (US$0.4 million), respectively, of which RMB3.7 million and RMB1.9 million (US$0.3 million) respectively estimated to be recognized within one year, RMB1.2 million and RMB1.2 million (US$0.2 million) respectively over one year to two years.

Investments in Affiliates

Affiliated companies are entities over which we do not control. Under the equity method, our share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and our shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. An impairment loss is recorded when a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. We consider, among other factors, general market conditions, government economic plans, business operation plan to determine whether an other-than-temporary impairment has occurred. We recorded impairment loss of RMB2.6 million, RMB28.7 million and RMB29.9 million (US$4.2 million) for the years ended December 31, 2021, 2022 and 2023, respectively. Please refer to Note 6 to Consolidated Financial Statements for our assessment on each investment in affiliates.

Accounts Receivable and Amounts Due from Related Parties

Accounts receivable and amounts due from related parties mainly represent loan to related parties, amounts due from product providers, underlying corporate borrowers or funds managed by us and are recorded net of allowance for doubtful accounts. We consider many factors in assessing the collectability of our accounts receivable and amounts due from related parties, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. We also make specific allowance if there is strong evidence indicating that the accounts receivable or amounts due from related parties are likely to be unrecoverable. We recorded allowance for doubtful accounts of nil, RMB28.2 million and RMB5.8 million (US$0.8 million) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in market survey are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary, Shanghai Juxiang, and its subsidiaries, as foreign-invested companies, do not meet all such requirements and therefore none of them is permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Shanghai Jupai, our former variable interest entity, and its subsidiaries, which are PRC domestic companies beneficially owned by our founders. According to the New Sales Agency Measures, the legal entity shareholders for an independent mutual fund sales agency who hold more than 5% shares shall have the minimum net asset of RMB50.0 million. In addition, there are financial condition requirements for controlling shareholder. Shareholders who are foreign entities shall be financial institutions with financial assets management or financial investment advisory experience. Our foreign entity shareholders do not meet the qualifications of foreign shareholders of an independent mutual fund sales agency. As a result, we entered into contractual arrangements between Shanghai Juxiang, our PRC subsidiary, and Shanghai Jupai, our former PRC variable interest entity for the proposed sale of relevant mutual funds and asset management plans in China.

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

As of December 31, 2023, operating loss carried forward amounted to RMB118.8 million (US$16.7 million) for the PRC and Hong Kong income tax purposes. The loss carrying forward expired from 2021. Valuation allowance of RMB28.7 million (US$4.0 million) was recorded as of December 31, 2023 for the entities that are not more likely than not to realize the net operating loss carry forward.

Recently Issued and Adopted Accounting Standards

A list of recently issued accounting pronouncements that are relevant to us is included in “Summary of Principal Accounting Policies - (ac) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Name	Age	Position/Title
Jianda Ni	60	Chairman of the Board of Directors and Chief Executive Officer
Xin Zhou	56	Director
Guoping Yang	68	Independent Director
Bang Zhang	56	Independent Director
Hongchao Zhu	64	Independent Director
Min Liu	50	Chief Financial Officer

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

Mr. Xin Zhou has served as our director since July 2015. Mr. Zhou previously served as our director from May 2014 to April 2015. Mr. Zhou has over 25 years of experience in China’s real estate industry. Mr. Zhou served as E-House’s chief executive officer from 2003 to 2009, and has been serving as E-House’s chief executive officer again since April 2012. Mr. Zhou has served as the executive chairman of Leju Holdings Limited (NYSE: LEJU), a subsidiary of E-House and a NYSE-listed company, since its inception. Mr. Zhou has been the executive director and chairman of E-House (China) Enterprise Holdings Limited (SEHK: 2048), an affiliate of E-House, since February 2010. Mr. Zhou also served as co-chairman and chief executive officer of E-House’s subsidiary, China Real Estate Information Corporation, from 2009 to April 2012. Mr. Zhou currently serves as vice chairman of China Real Estate Association, a director of The Nature Conservancy China, vice chairman of China Real Estate Developers and Investors Association and the chairman of Real Estate Service Committee of China Real Estate Association. He is also a rotating chairman of Shanghai Entrepreneur Association. Mr. Zhou received his bachelor’s degree from Shanghai University in China.

Mr. Guoping Yang has served as our independent director since July 2015. Mr. Yang has served as the chairman of the board and the general manager of Dazhong Transportation (Group) Co., Ltd. since October 1988 and the chairman of the board of Shanghai Dazhong Public Utilities (Group) Co., Ltd. since January 1992. Mr. Yang has also served as the vice chairman of the board of Shenzhen Capital Group Co., Ltd. since May 2020. Prior to that, he served as an independent director at Shenzhen Capital Group Co., Ltd. Mr. Yang also serves as a director at Shanghai Dazhong Gas Co., Ltd., Shanghai Jiao Yun Co., Ltd., Nanjing Public Utilities Development Co., Ltd. and Shanghai Songz Automobile Air Conditioning Co., Ltd. and an independent director at Shanghai Shentong Metro Co., Ltd. Mr. Yang received his master’s degree in business administration from Shanghai Jiao Tong University in 1997.

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

B.
Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB4.3 million (US$0.6 million) in cash to our executive officers, and approximately RMB1.1 million (US$0.2 million) to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of March 31, 2024, options to acquire a total of 15,642,600 ordinary shares and 9,937,100 restricted shares have been granted and options to acquire 7,371,961 ordinary shares and 211,944 restricted shares are outstanding under our Share Incentive Plan, including the outstanding options grants made by Scepter Pacific that we assumed upon our acquisition of Scepter Pacific. The following paragraphs summarize the terms of the Share Incentive Plan:

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

The following table summarizes, as of March 31, 2024, the options and restricted shares granted under our Share Incentive Plan to several of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

As of March 31, 2024, other employees as a group held options/restricted shares to purchase 3,266,821 ordinary shares of our company, with the exercise prices ranging from nil to US$1.1 per ordinary share.

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

D.
Employees

We had 459, 90 and 43 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the number of our employees by function as of December 31, 2023:

Functional Area	Number of Employees	%(1) of Total
Product Management and Client Engagement	17	40
Management and Administration	26	60
Total	43	100
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

E.
Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•
each of our directors and executive officers; and
•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 191,052,818 ordinary shares outstanding as of March 31, 2024, excluding 11,533,080 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan.

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

Notes:

†For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group by the sum of the total number of ordinary shares outstanding, which is 191,052,818 and the number of ordinary shares such person or group has the right to acquire upon exercise of the share options or warrants within 60 days of March 31, 2024.

* Less than 1% of our total outstanding ordinary shares.

** Except where otherwise disclosed in the footnotes below, the business address of all the directors and officers is Building 4, No. 1588 Xinyang Road, Lingang New Area, China (Shanghai) Pilot Free Trade Zone, Shanghai, the People’s Republic of China.

(1)
Represents (i) 19,853,538 ordinary shares held by High-Gold Worldwide Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited and Eaglepass Asia Limited on September 26, 2019, (ii) 4,232,856 ordinary shares held by Eaglepass Asia Limited, a British Virgin Islands company wholly owned and controlled by Mr. Jianda Ni, as reported in a Schedule 13D/A jointly filed by Mr. Jianda Ni, High-Gold Worldwide Limited, Fortune Altas Holdings Limited, and Eaglepass Asia Limited on September 26, 2019, (iii) 750,000 ordinary shares held by Eaglepass Asia Limited based on its additional purchase after the filing of aforementioned Schedule 13D/A on September 26, 2019, (iv) 760,400 ordinary shares held by Mr. Ni, and (v) 1,000,000 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2024.
(2)
Represents (i) 75,000 ordinary shares issuable to Mr. Xin Zhou upon exercise of options shares within 60 days after March 31, 2024, and (ii) 43,809,591 ordinary shares held by E-House (China) Holdings Limited, which is a wholly owned subsidiary of E-House Holdings Ltd., with Mr. Xin Zhou being its sole shareholder and sole director, as reported in a Schedule 13D/A filed by Mr. Xin Zhou and E-House Holdings Ltd. on March 26, 2018. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the ordinary shares of the Issuer indirectly held by E-House Holdings Ltd. through its wholly-owned subsidiaries. The business address of Mr. Zhou is 11/F, Yinli Building, No 788 Guangzhong Road, Jing’an District, Shanghai 200072, the People’s Republic of China.
(3)
The business address of Mr. Guoping Yang is 12/F, 2121 Longteng Avenue, Shanghai, the People’s Republic of China.
(4)
The business address of Mr. Bang Zhang is 7/F, 3162 Yan’an Road West, Shanghai, the People’s Republic of China.

(5)
The business address of Mr. Hongchao Zhu is 17/F, Bund Center, 222 East Yan’an Road, Shanghai, 200002, China.
(6)
Represents (i) 1,000,800 ordinary shares issuable to Ms. Min Liu upon exercise of options shares within 60 days after March 31, 2024, and (ii) 3,885,312 ordinary shares (represented by 647,552 ADSs) held by Ms. Min Liu.
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
(8)
Represents (i) 27,740,074 ordinary shares held by Mr. Tianxiang Hu, as reported in a Schedule 13G/A filed by Mr. Hu on February 14, 2017, (ii) 830,358 ordinary shares (represented by 138,393 ADSs) held by Mr. Tianxiang Hu, and (iii) 4,203,480 ordinary shares that were issuable upon exercise of options exercisable within 60 days after March 31, 2024.
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

As of March 31, 2024, we had 191,052,818 ordinary shares outstanding, excluding 11,533,080 ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved under our Share Incentive Plan. To our knowledge, we had only one record shareholder in the United States, JPMorgan Chase Bank, N.A., which is the depositary of our ADS program and holds approximately 57% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management-Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees-B. Compensation of Directors and Executive Officers-Share Incentive Plan.”

Revenues from Related Parties

We provided management services to five funds in 2023. In 2023, we generated from related parties revenues from one-time commission fee in a total amount of RM2.4 million (US$0.3 million), recurring management fee in a total amount of RMB19.6 million (US$2.8 million) (including carried interest of nil), and recurring service fee in a total amount of nil. As of December 31, 2023, we had RMB2.3 million (US$0.3 million) unpaid service fees due from these funds and had RMB1.9 million (US$0.3 million) prepaid services fees from these funds recorded as deferred revenues.

We provided management services to five funds in 2022. In 2022, we generated revenues from one-time commission fee in a total amount of RMB2.1 million, recurring management fee in a total amount of RMB32.4 million (including carried interest of RMB0.3 million), and recurring service fee in a total amount of RMB0.4 million (including carried interest of nil). As of December 31, 2022, we had no unpaid service fees due from these funds and had RMB2.1 million prepaid services fees from these funds recorded as deferred revenues.

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

Amount Due to Related Parties

As of December 31, 2023, we had nil due to related parties.

As of December 31, 2022, we had RMB6.0 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

As of December 31, 2021, we had RMB16.6 million due to related parties, which mainly represented investment proceeds that we collected on behalf of certain funds managed by us.

Amount Due from Related Parties

As of December 31, 2023, we had RMB422.6 million (US$59.5 million) due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

As of December 31, 2022, we had RMB218.8 million due from related parties, which mainly consisted of funds managed by us, loans to related parties and loans to a non-controlling interests shareholder of us.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Market Price Information for our American Depositary Shares

Our ADSs, each representing six of our ordinary shares, were listed on the NYSE under the symbol “JP” from July 16, 2015 to June 24, 2022. On June 24, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market closes on the NYSE on June 24, 2022. On July 12, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which became effective on July 22, 2022.

Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs on June 24, 2022.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing six of our ordinary shares were listed on the NYSE under the symbol “JP” from July 16, 2015 to June 24, 2022. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “JPPYY” after the NYSE suspended the trading of our ADSs on June 24, 2022.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Foreign Currency Exchange.”

E. Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of March 31, 2024, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

United States Federal Income Taxation

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”), or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, banks and other financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, certain former U.S. citizens or long-term residents, tax-exempt organizations (including private foundations), persons liable for alternative minimum tax, partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, certain taxpayers that are required to prepare certified financial statements or file financial statements with certain regulatory or governmental agencies, or persons holding their ADSs or ordinary shares through such entities, holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership of our ADSs or ordinary shares or the Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations applicable to the ownership and disposition of our ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership or such partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our

ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

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

Based on the market price of our ADSs and the composition of assets (in particular, the retention of a large amount of cash), we believe that we were a PFIC for United States federal income tax purposes for the taxable years ended December 31, 2022 and December 31, 2023, and we will likely be classified as a PFIC for our current taxable year unless the market price of our ADSs increases and /or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution we pay will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. As noted above under “Item 3. Key Information-D. Risk Factors - Risks Related to Our ADSs,” our ADSs were delisted from the NYSE during 2022. If our ADSs remain delisted from the NYSE and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation even if we are not treated as a PFIC. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. Furthermore, as mentioned above, we believe that we were a PFIC for the taxable years ended December 31, 2022 and December 31, 2023, and we will very likely be classified as a PFIC for our current taxable year. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to our ADSs or ordinary shares in their particular circumstances.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which may limit the ability to use a foreign tax credit. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. The deductibility of a capital loss may be subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in China, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable years ended December 31, 2022 and December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We generated interest income of approximately RMB7.5 million, RMB4.7 million and RMB2.9 million (US$0.4 million) in 2021, 2022 and 2023, respectively. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We had cash, cash equivalents and restricted cash of RMB277.0 million (US$39.0 million) as of December 31, 2023, and interest income of RMB2.9 million (US$0.4 million) for the year ended December 31, 2023 primarily derived from our cash, cash equivalents and restricted cash.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8% and a decrease of 0.3%, respectively.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the

SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control-Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 2015. We have filed a copy of our code of business conduct and ethics as exhibit 11.1 to this annual report, which is incorporated herein by reference to exhibit 99.1 to the form F-1 (file No. 333-204950) filed by us with the SEC on June 15, 2015.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by B F Borgers CPA PC, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Years Ended December 31,
	2022	2023
	(in thousands of RMB)
Audit fees(1)	2,480	1,600
Other service fee	—	—

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

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of March 31, 2024.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks. We update our privacy policies from time to time to meet the latest regulatory requirements of relevant authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies.

We do not have a dedicated board committee solely focused on cybersecurity. Our IT department is responsible for regular monitoring of cybersecurity incidents and threat. Our senior management team, including our chief executive officer and our chief financial officer, has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. However, we cannot assure you that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

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

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on June 15, 2015 (File No.333-204950))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of King & Wood Mallesons

15.2*	Consent of B F Borgers CPA PC

16.1

Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the Securities and Exchange Commission, dated April 24, 2020 (incorporated herein by reference to Exhibit 16.1 to the Form 20-F filed on April 24, 2020 (File No.001-37485))

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

Exhibit Number	Description of Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 26, 2024

Jupai Holdings Limited

Index to Consolidated Financial Statements

For the Years Ended December 31, 2021, 2022 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Jupai Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jupai Holdings Limited as of December 31, 2023 and 2022, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters.

/s/ B F Borgers CPA PC (PCAOB ID 5041)

We have served as the Company’s auditor since 2020.

Lakewood, CO

April 26, 2024

Jupai Holdings Limited

Consolidated Balance Sheets

(In RMB except for share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	480,260,071	261,275,422	36,799,874
Restricted cash	—	15,730,822	2,215,640
Accounts receivable (net of allowance for doubtful accounts of RMB25,435,692 and RMB25,435,692 as of December 31, 2022 and 2023, respectively)	—	2,280,000	321,131
Trade and other receivables (net of allowance for doubtful accounts of RMB11,443,605 and RMB11,718,489 as of December 31, 2022 and 2023, respectively)	384,576	111,553	15,712
Amounts due from related parties (net of allowance for doubtful accounts of RMB69,880,157 and RMB75,443,757 as of December 31, 2022 and 2023, respectively)	12,570,000	—	—
Other current assets	3,398,964	3,203,886	451,258
Total current assets	496,613,611	282,601,683	39,803,615
Long-term investments	200,000,000	200,000,000	28,169,411
Intangible assets, net	138,447	—	—
Amounts due from related parties — non-current	206,186,144	422,570,000	59,517,740
Investment in affiliates	29,886,783	—	—
Property, plant, and equipment, net	1,075,028	600,627	84,597
Other non-current assets (net of allowance for doubtful accounts of RMB644,447 and RMB644,447 as of December 31, 2022 and 2023, respectively)	4,959,173	3,731,720	525,602
Right-of-use assets	11,448,145	8,491,453	1,195,996
Total Assets	950,307,331	917,995,483	129,296,961
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses (including accrued payroll and welfare expense of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB4,331,827 and RMB2,000,000 as of December 31, 2022 and 2023, respectively)	11,028,008	5,504,000	775,222
Income tax payable (including income tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB651,587 and RMB(21,213,724) as of December 31, 2022 and 2023, respectively)	29,812,224	28,381,583	3,997,462
Other tax payable (including other tax payable of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2022 and 2023, respectively)	2,744,062	1,863,046	262,405
Amounts due to related parties — current (including amounts due to related parties-current of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB115,748,800 and RMB50,122,823 as of December 31,2022 and 2023, respectively)	5,992,010	—	—
Deferred revenue from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB1,954,481 and RMB1,903,302 as of December 31,2022 and 2023, respectively)	2,091,273	1,903,302	268,074
Deferred revenue (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2022 and 2023, respectively)	1,621,856	—	—
Other current liabilities (including other current liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of RMB (271,617) and RMB2,178 as of December 31, 2022 and 2023, respectively)	38,841,490	48,083,188	6,772,375
Total current liabilities	92,130,923	85,735,119	12,075,538
Deferred revenue — non-current from related parties (including deferred revenue from related parties of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2022 and 2023, respectively)	—	—	—
Deferred revenue — non-current (including deferred revenue of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2022 and 2023, respectively)	1,179,245	1,179,245	166,093
Operating Lease Liabilities — non-current (including operating lease liabilities of the consolidated VIEs and VIEs’ subsidiaries without recourse to Jupai Holdings Limited of nil and nil as of December 31, 2022 and 2023, respectively)	7,285,438	3,732,204	525,670
Total Liabilities	100,595,606	90,646,568	12,767,301
Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 191,052,818 and 191,052,818 shares issued and outstanding, as of December 31, 2022 and 2023, respectively)	597,739	597,739	84,190
Additional paid-in capital	1,093,762,610	1,093,762,610	154,053,242
Accumulated deficit	(296,885,493)	(320,552,501)	(45,148,875)
Accumulated other comprehensive income	52,227,157	53,531,219	7,539,715
Total Jupai shareholders’ equity	849,702,013	827,339,067	116,528,272
Noncontrolling interests	9,712	9,848	1,388
Total Equity	849,711,725	827,348,915	116,529,660
Total Liabilities and Equity	950,307,331	917,995,483	129,296,961

Jupai Holdings Limited

Consolidated Statements of Operations

(In RMB except for share data)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues
Third party revenues	234,173,007	68,246,670	3,804,537	535,858
Related party revenues	126,399,990	34,952,880	29,990,659	4,224,096
Total revenues	360,572,997	103,199,550	33,795,196	4,759,954
Business taxes and related surcharges	(1,518,858)	34,571	(228,118)	(32,130)
Net revenues	359,054,139	103,234,121	33,567,078	4,727,824
Operating cost and expenses:
Cost of revenues	(156,114,484)	(45,383,978)	(5,817)	(819)
Selling expenses	(90,062,565)	(7,746,679)	(122,773)	(17,292)
General and administrative expenses	(119,449,923)	(156,701,338)	(28,705,418)	(4,043,074)
Other operating income	5,397,270	3,365,373	—	—
Total operating cost and expenses	(360,229,702)	(206,466,622)	(28,834,008)	(4,061,185)
Income (loss) from operations	(1,175,563)	(103,232,501)	4,733,070	666,639
Interest income	7,515,933	4,686,664	2,930,516	412,755
Investment loss	(12,261,086)	(2,708,446)	—	—
Loss on litigation	(282,450,000)	(21,442,000)	—	—
Gain from deconsolidation of subsidiary	—	173,338,410	—	—
Other income (loss)	(32,782)	(836,304)	1,175,715	165,596
Income (loss) before taxes and gain from equity in affiliates	(288,403,498)	49,805,823	8,839,301	1,244,990
Income tax expense	(2,345,334)	(2,155,121)	(2,619,402)	(368,935)
Loss from equity in affiliates	(3,888,959)	(31,546,640)	(29,886,771)	(4,209,464)
Net income (loss)	(294,637,791)	16,104,062	(23,666,872)	(3,333,409)
Net loss (income) attributable to noncontrolling interests	26,776,069	3,807,344	(136)	(19)
Net income (loss) attributable to ordinary shareholders	(267,861,722)	19,911,406	(23,667,008)	(3,333,428)
Net income (loss) per share:
Basic and diluted	(1.35)	0.10	(0.12)	(0.02)
Weighted average number of shares used in computation:
Basic and diluted	198,854,216	191,405,669	191,052,818	191,052,818

Jupai Holdings Limited

Consolidated Statements of Comprehensive Income (Loss)

(In RMB)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net income (loss)	(294,637,791)	16,104,062	(23,666,872)	(3,333,409)
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustment	(4,707,094)	19,059,483	1,304,062	183,673
Other comprehensive income (loss)	(4,707,094)	19,059,483	1,304,062	183,673
Comprehensive income (loss)	(299,344,885)	35,163,545	(22,362,810)	(3,149,736)
Less: comprehensive income (loss) attributable to noncontrolling interest	(26,721,650)	(3,807,344)	136	19
Comprehensive income (loss) attributable to ordinary shareholders	(272,623,235)	38,970,889	(22,362,946)	(3,149,755)

Jupai Holdings Limited

Consolidated Statements of Changes in Shareholders’ Equity

(In RMB except for share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total Jupai shareholders’ equity	Noncontrolling interests	Total shareholders’equity
	Number of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	199,051,046	623,201	1,148,823,625	(48,935,177)	37,929,187	1,138,440,836	6,121,113	1,144,561,949
Net loss	—	—	—	(267,861,722)	—	(267,861,722)	(26,776,069)	(294,637,791)
Share-based compensation	—	—	644,654	—	—	644,654	—	644,654
Restricted shares vested	300,000	968	(968)	—	—	—	—	—
Repurchase of shares	(4,488,228)	(14,336)	(5,211,701)	—	—	(5,226,037)	—	(5,226,037)
Foreign currency translation adjustment	—	—	—	—	(4,761,513)	(4,761,513)	54,419	(4,707,094)
Balance at December 31, 2021	194,862,818	609,833	1,144,255,610	(316,796,899)	33,167,674	861,236,218	(20,600,537)	840,635,681
Net income (loss)	—	—	—	19,911,406	—	19,911,406	(3,807,344)	16,104,062
Repurchase of shares	(3,810,000)	(12,094)	(3,482,883)	—	—	(3,494,977)	—	(3,494,977)
Deconsolidation of subsidiary			(47,010,117)			(47,010,117)	24,417,593	(22,592,524)
Foreign currency translation adjustment	—	—	—	—	19,059,483	19,059,483	—	19,059,483
Balance at December 31, 2022	191,052,818	597,739	1,093,762,610	(296,885,493)	52,227,157	849,702,013	9,712	849,711,725
Net income (loss)				(23,667,008)		(23,667,008)	136	(23,666,872)
Foreign currency translation adjustment					1,304,062	1,304,062		1,304,062
Balance at December 31, 2023	191,052,818	597,739	1,093,762,610	(320,552,501)	53,531,219	827,339,067	9,848	827,348,915

Jupai Holdings Limited

Consolidated Statements of Cash Flows

(In RMB)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(294,637,791)	16,104,062	(23,666,872)	(3,333,409)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,110,956	9,139,691	565,174	79,603
Loss from disposal of property and equipment	535,935	755,921	(102,217)	(14,397)
Loss from disposal of intangible assets	—	10,500,476	—	—
Allowance for doubtful accounts	9,400,000	28,923,874	5,838,484	822,333
Loss from equity in affiliates	3,888,959	31,546,640	29,886,771	4,209,464
Gain (loss) from disposal of subsidiaries and investment in affiliates	601,384	(173,338,410)	—	—
Loss on investment in equity securities	11,790,000	—	—	—
Share-based compensation	644,654	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(128,982)	80,672	(2,280,000)	(321,131)
Other receivables	(6,947,627)	593,135	(1,860)	(262)
Other assets	4,195,181	2,315,800	1,422,532	200,359
Trading securities	(166,465)	(74,789)	—	—
Amounts due from related parties	551,569	(3,440,913)	622,545	87,684
Accrued payroll and welfare expenses	(21,339,142)	(2,483,251)	(5,524,008)	(778,040)
Income tax payable	(143,707)	1,083,514	(1,430,641)	(201,502)
Other tax payable	(1,893,263)	85,388	(881,016)	(124,089)
Deferred revenue	285,905	(7,309,102)	(1,621,856)	(228,434)
Other current liabilities	272,101,301	24,337,515	2,653,143	373,687
Deferred revenue from related parties	(16,107,460)	(2,741,697)	(187,972)	(26,475)
Deferred taxes	151,473	724,480	—	—
Net cash provided by (used in) operating activities	(26,107,120)	(63,196,994)	5,292,207	745,392
Cash flows from investing activities:
Purchase of property, plant and equipment and intangible assets	(5,704,317)	3,744,991
Proceeds from disposal of property, plant and equipment			149,890	21,112
Purchase of long-term investments	(2,819,390)	—	—	—
Payment for investment in affiliates	(34,581,400)	—	—	—
Proceeds from disposal of investment in affiliates	8,245,615	1,545,000	—	—
Origination of short-term loan	(30,000,000)	—	—	—
Collection of short-term loan	50,000,000	—	—	—
Proceeds from disposal of subsidiary, net of cash disposed	—	(92,678,833)	—	—
Loan to related parties	—	—	(210,000,000)	(29,577,881)
Collection of loan to related parties	5,000,000	—	—	—
Net cash used in investing activities	(9,859,492)	(87,388,842)	(209,850,110)	(29,556,770)
Cash flows from financing activities:
Repurchase of shares	(4,462,990)	(3,174,100)	—	—
Net cash used in financing activities	(4,462,990)	(3,174,100)	—	—
Effect of exchange rate changes	(4,707,092)	21,920,756	1,304,076	183,675
Net decrease in cash, cash equivalents and restricted cash	(45,136,694)	(131,839,180)	(203,253,827)	(28,627,703)
Cash, cash equivalents and restricted cash—beginning of the year	657,235,945	612,099,251	480,260,071	67,643,216
Cash, cash equivalents and restricted cash—end of the year	612,099,251	480,260,071	277,006,244	39,015,513
Supplemental disclosure of cash flow information:
Cash paid for income taxes	2,337,568	369,858	4,050,043	570,437

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets:

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash and cash equivalents	601,769,949	480,260,071	261,275,422	36,799,874
Restricted cash	10,329,302	—	15,730,822	2,215,640
Cash, cash equivalents and restricted cash	612,099,251	480,260,071	277,006,244	39,015,513

Jupai Holdings Limited

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2021, 2022 and 2023

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

The Company’s significant subsidiaries as of December 31, 2023 include the following:

	Date of Incorporation/ Acquisition	Place of Incorporation	Percentage of Ownership
Shanghai Juxiang Investment Management Consulting Co., Ltd. (“Shanghai Juxiang”)	July 16, 2013	PRC	100%
Baoyi Investment Consulting (Shanghai) Co., Ltd. (“Shanghai Baoyi”)	July 16, 2015	PRC	100%
Jupai HongKong Investment Limited (“Jupai Hong Kong”)	August 21, 2012	Hong Kong	100%

Shanghai Yedu's significant subsidiaries as of December 31, 2023 include the following:

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

As of December 31, 2023, the Group had variable interests in various investment funds and contractual funds that are VIEs but determined that it was not the primary beneficiary and, therefore, was not consolidating the VIEs. The maximum potential financial statement loss the Group could incur if the investment funds and contractual funds were to default on all of their obligations is the loss of value of the interests in such investments that the Group holds, including equity investments recorded in investment in affiliates and long-term investment in the consolidated balance sheet. The Company’s maximum exposure to loss associated with identified nonconsolidated VIEs in which it holds variable interests was nil and nil as of December 31, 2022 and 2023, respectively.

The following amounts and balances of Shanghai Jupai and Shanghai E-Cheng and Shanghai Yedu and their subsidiaries were included in the Company’s consolidated financial statements after the elimination of intercompany balances and transactions:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Cash and cash equivalents	875,322	972,324	136,949
Accounts receivable, net	—	2,280,000	321,131
Other receivables, net	239,884	—	—
Amounts due from related parties, net of allowance for doubtful accounts of RMB2,452,852 and RMB2,452,852 as of December 31, 2022 and 2023, respectively	68,183,377	—	—
Other current assets	693,670	574,771	80,955
Total assets	69,992,253	3,827,095	539,035
Accrued payroll and welfare expenses	4,331,827	2,000,000	281,694
Income tax payable	651,587	(21,213,724)	(2,987,891)
Amounts due to related parties-current	115,748,800	50,122,823	7,059,652
Deferred revenue — current from related parties	1,954,481	1,903,302	268,074
Other current liabilities	(271,617)	2,178	307
Total liabilities	122,415,078	32,814,579	4,621,837

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Net revenues	211,170,667	37,880,143	5,784,763	814,767
Third party	121,437,225	23,344,191	—	—
Related party	89,733,442	14,535,952	5,784,763	814,767
Operating cost and expenses	(245,086,293)	(45,452,147)	(3,914,178)	(551,300)
Net loss	(318,719,762)	(61,667,033)	2,527,592	356,004
Net income (loss) attributable to ordinary shareholders	(292,177,990)	(57,615,283)	2,527,592	356,004
Cash flows provided by (used in) operating activities:	(94,348,770)	(34,058,526)	97,003	13,663
Cash flows provided by (used in) investing activities:	4,117,700	(91,320,453)	—	—

The VIEs contributed an aggregate of 59%, 37% and 17% of the consolidated net revenues for the years ended December 31, 2021, 2022 and 2023, respectively and an aggregate of 109%, (289)% and (11)% of the consolidated net income (loss) attributable to ordinary shareholders for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the VIEs accounted for an aggregate of 7% and 0.4%, respectively, of the consolidated total assets.

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

There were no product providers or underlying corporate borrowers which accounted for 10% or more of total revenues for the years ended December 31, 2021, 2022, and 2023.

(e)
Investments in Affiliates

Affiliated companies are entities over which the Group does not control. The Group accounts for common-stock-equivalent equity investments in entities over which it has significant influence but does not own a majority voting interest or otherwise control using the equity method. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the statements of operations and its shares of post-acquisition movements in other comprehensive income are recognized in other comprehensive income. When the Group’s share of losses in an affiliated company equals or exceeds its carrying amount of the investment in the affiliated company, the Group does not recognize further losses, unless the Group has guaranteed the obligations of the affiliated company or is otherwise committed to provide further financial support for the affiliated company. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary, which is recorded in loss from equity in affiliates. The Group recorded impairment loss of RMB2.6 million, RMB28.7 million, and RMB29.9 million for the years ended December 31, 2021, 2022, and 2023.

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

Level 3 applies to asset or liabilities for which there are inputs generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair value are therefore determined using model based techniques that include option pricing models, discounted cash flow models, and similar techniques. Certain assets of the Group were measured at fair value on a non-recurring basis subsequent to initial recognition. These assets include investment in equity securities without readily determinable fair value and investment in affiliates in 2023. See Note 5 and Note 6, respectively.

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

(i) Accounts receivable, net

Accounts receivable mainly represent amounts due from product providers or underlying corporate borrowers and are recorded net of allowance for doubtful accounts. The Group considers many factors in assessing the collectability of its accounts receivable, such as the age of the amounts due, the product providers or underlying corporate borrowers’ payment history, creditworthiness, financial conditions of the product providers or underlying corporate borrowers and industry trend. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. The Group also makes specific allowance if there is strong evidence indicating that the accounts receivable is likely to be unrecoverable. Accounts receivable balances are written off after all collection efforts have been exhausted. The Group accrued allowance for doubtful accounts of nil, nil, and nil for the years ended December 31, 2021, 2022, and 2023.

(j)
Other receivables, net

Other receivables mainly represent loan receivables and deposits for lessor and other suppliers. The Company records other receivables at net realizable value consisting of the carrying amount less an allowance for uncollectable accounts as needed. The allowance for uncollectable accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing other receivables. The Company determines the allowance based on age of the amounts due, the financial condition of the borrowers, and economic conditions. The Company recorded allowance for doubtful accounts of RMB9.4 million, RMB0.003 million and RMB0.3 million for the years ended December 31, 2021, 2022, and 2023. The Company has not accrued any interest income on loan receivable as the amount is indeterminable, it will be recognized when cash received.

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

(m)
Property, plant, and Equipment, net

Property, plant, and equipment is stated at cost less accumulated depreciation, and is depreciated using the straight-line method over the following estimated useful lives:

Estimated Useful Lives in Years
Leasehold improvements	Shorter of the lease term or expected useful life
Furniture, fixtures, and equipment	3-5 years
Motor vehicles	5 years

Gains and losses from the disposal of property, plant, and equipment are included in income or loss from operations.

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

Substantively all of the Group’s revenues are derived from China. The Group’s long-lived assets are located substantially in the PRC.

The following table shows revenue from contracts with customers disaggregated by service lines for the years ended December 31, 2021, 2022 and 2023:

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
One-time commissions	142,299,783	27,878,590	2,786,454	392,464
Related party	13,477,880	2,127,736	2,452,830	345,474
Third party	128,821,903	25,750,854	333,624	46,990
Recurring management fee	102,896,582	32,433,896	19,719,200	2,777,391
Related party	102,896,582	32,433,896	19,719,200	2,777,391
Recurring service fees	115,376,632	42,887,064	3,470,913	488,868
Related party	10,025,528	391,248	—	—
Third party	105,351,104	42,495,816	3,470,913	488,868
Other service fee	—	—	7,818,629	1,101,231
Related party	—	—	7,818,629	1,101,231
Third party	—	—	—	—
Total revenues	360,572,997	103,199,550	33,795,196	4,759,954

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

As of December 31, 2022 and 2023, total amount of deferred revenue are RMB4,892,374 and RMB3,082,547 respectively, of which RMB3,713,129 and RMB1,903,302 estimated to be recognized within one year, RMB1,179,245 and RMB1,179,245 over one year to two years.

The decrease in deferred revenue is primarily due to the satisfaction of revenue recognition criteria by the beginning balance of deferred revenue, partially offset by the reduction in deferred revenue received during the current period. RMB 3.7million revenue was recognized in 2023 that was included in the beginning of the period contract liability balance.

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

(s)
Selling Expenses

Selling expenses primarily consist of payroll, bonus and benefits of sales and marketing staff, advertising costs, and agency fees. Advertising costs are expensed as incurred.

Advertising costs in connection with the provision of marketing and promotion services consisted of fees the Group paid to third party venders for brand promotion on various online and offline channels. Such costs were included as selling expenses in the consolidated statements of operations and totaled RMB1,889,482, RMB497,874 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Amounts in USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB7.0999 on December 31, 2023, representing the certificated exchange rate published by the Federal Reserve Board. This presentation is not intended to be an indication of the actual USD amount for the underlying transactions, assets or liabilities.

(ab) Comprehensive Income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. For the years presented, total comprehensive income included net income, foreign currency translation adjustments, net of tax effect.

(ac) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application of the pending content that links to this paragraph is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group has adopted this guidance, which currently has no impact on the group’s consolidated financial statements.

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

3. Net Income (loss) per Share

Diluted earnings per share do not include the following instruments as their inclusion would have been anti-dilutive:

	As of December 31,
	2021	2022	2023
Share options	7,816,863	7,399,661	7,371,961
Restricted shares	898,896	242,844	211,944
Total	8,715,759	7,642,505	7,583,905

4. Allowance for doubtful accounts

The movement of the allowance for accounts receivable, other receivables and amounts due from related parties was as following:

	Years Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1	135,635,759	145,035,759	107,403,901
Provisions for doubtful accounts	9,400,000	28,923,874	5,838,484
Write-off	—	(66,555,732)	—
Balance as of December 31	145,035,759	107,403,901	113,242,385

As of December 31, 2023, the Group recorded allowance for accounts receivable, other receivables, amounts due from related parties and other non-current assets was RMB25,435,692, RMB11,718,489, RMB75,443,757 and RMB644,447,respectively.

5. Investments

The following table summarizes the Group’s investment balances:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Short-term investments
Equity securities - trading securities	—	—	—
Long-term investments
Equity securities without readily determinable fair values	200,000,000	200,000,000	28,169,411
Total investments	200,000,000	200,000,000	28,169,411

Debt securities consist of investments in trust products that have stated maturity and normally pay a prospective fixed rate of return, and are carried at amortized cost. The Group recorded investment income on these investments of RMB131,137, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, investments in equity securities without readily determinable fair value were RMB200,000,000 and RMB200,000,000. There have been no adjustments for price changes to the equity investments without readily determinable fair values for the year ended December 31, 2023. The Group recorded impairment loss of RMB10.0 million, RMB2.8 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

6. Investment in affiliates

The following table summarizes the Group’s investment in affiliates by RMB and ownership percentage:

	As of December 31
	2022		2023		2023
	RMB	%	RMB	%	USD	%
Private equity funds that the Company serves as general partner or fund manager	—	—	—	—	—	—
Shanghai Jiakun Real Estate Development Co., Ltd ("Jiakun") (1)	29,886,783	100.0%	—	—	—	—
Total investments	29,886,783	—	—	—	—	—

The investments above are accounted for using equity method of accounting.

(1)
The Group invested RMB30,000,000 for 44% equity interest in Shanghai Jiakun Real Estate Development Co., Ltd in January, 2021 and accounted for the investment with equity method accounting. The main operating business is real estate development and management. In 2023, due to the overall decline in the Chinese real estate industry, Shanghai Jiakun Real Estate Development Co., Ltd was affected. The company faced serious operational and financial crises. The management evaluated the value of its equity and decided to make a full provision for impairment of this investment.

7. Property, Plant, and Equipment, Net

Property, plant, and equipment, net consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Leasehold improvements	51,917,017	51,917,017	7,312,359
Furniture, fixtures and equipment	6,125,266	5,396,172	760,035
Motor vehicles	1,951,239	1,480,019	208,456
Total	59,993,522	58,793,208	8,280,850
Accumulated depreciation	(58,918,494)	(58,192,581)	(8,196,253)
Property, plant, and equipment, net	1,075,028	600,627	84,597

Depreciation expense was RMB7,342,946, RMB4,599,402 and RMB426,728 for the years ended December 31, 2021, 2022and 2023, respectively.

8. Intangible Assets, Net

Intangible assets are comprised of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Customer contracts	67,574,728	68,720,605	9,679,095
Software	3,504,421	3,504,421	493,587
Less: Accumulated amortization - customer contracts	(64,656,059)	(64,656,059)	(9,106,615)
Less: Accumulated amortization - software	(3,365,974)	(3,504,421)	(493,587)
Intangible assets subject to amortization	3,057,116	4,064,546	572,480
Foreign currency translation adjustment	(2,918,669)	(4,064,546)	(572,480)
Intangible assets, net	138,447	—	—

Insurance Brokerage Licenses included in the intangible assets are assessed as indefinite life and are not subject to amortization. Amortization expense related to other intangible asset was RMB3,768,010, RMB4,540,289 and RMB138,447 for the years ended December 31, 2021, 2022 and 2023, respectively. Loss from disposal of intangible assets was nil for year 2023.

The amortization expense for the next five years and thereafter as of December 31, 2022 and 2023, are as follows:

	As of December 31
	2022	2023
	RMB	RMB
Within 1 year	30,196	-
Between 1 and 2 years	30,196	-
Between 2 and 3 years	30,196	-
Between 3 and 4 years	30,196	-
Over 4 years and thereafter	17,663	-
Total	138,447	-

9. Leases

The Group’s noncancelable operating leases consist of leases for office space. The Group is the lessee under the terms of the operating leases. For the year ended December 31, 2023, the operating lease cost was RMB4.8 million.

The Group's operating leases have remaining lease terms that range from approximately one year to two years. As of December 31, 2023, the weighted average remaining lease term and weighted average discount rate were 1.88 years and 5.7%, respectively.

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

The Group uses the current share price as the fair value of underlying ordinary shares.

No compensation expense related to previously issued stock options was recorded for years ended December 31, 2021, 2022 and 2023.

A summary of option activity under the 2014 Plan during the year ended December 31, 2023.

	Number of Options	Weighted Average Exercise Price	Remaining Contractual Term	Aggregate Intrinsic Value of Options
		RMB		RMB
Outstanding, as of January 1, 2023	7,399,661	4.03	1.62
Forfeited	(27,700)	3.40
Outstanding, as of December 31, 2023	7,371,961	4.14	0.62	—
Exercisable as of December 31, 2023	7,371,961	4.14	0.62	—

No options were granted for years ended December 31, 2021, 2022 and 2023.

The total intrinsic value of options exercised were nil, nil and nil for the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, there was nil unrecognized compensation expense related to unvested share options granted under the 2014 Plan.

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

A summary of restricted share activity under the 2014 Plan during the year ended December 31, 2023.

	Number of Shares	Weighted Average Grant-date Fair Value
		RMB
Unvested, as of January 1, 2023	242,844	3.28
Granted	—	—
Forfeited	(30,900)	2.23
Vested	—	—
Unvested, as of December 31, 2023	211,944	3.53

The total fair value of non-vested restricted shares as of December 31, 2022 was RMB748,162. The fair value of non-vested restricted shares was computed based on the fair value of the Group’s ordinary shares on the grant date. The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023, was RMB1,398,000, nil and nil, respectively.

The Company recorded compensation expense of RMB644,654, nil and nil for the years ended December 31, 2021, 2022 and 2023. As of December 31, 2023, there was RMB205,413 total unrecognized compensation expense related to unvested restricted shares granted under the 2014 Plan. That cost is expected to be recognized over a weighted-average period of 1.60 years.

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

The tax expense comprises:

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD

Current Tax	2,193,861	1,430,641	2,619,402	368,935
Deferred Tax	151,473	724,480	—	—
Total	2,345,334	2,155,121	2,619,402	368,935

Reconciliation between the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2021	2022	2023
PRC income tax rate	25.00%	25.00%	25.00%
Expenses not deductible for income tax purposes	(26.45)%	10.69%	0.00%
Losses not deductible for income tax purposes	(0.81)%	31.12%	(35.50)%
Valuation allowance of deferred tax assets	2.16%	(67.26)%	8.97%
Different tax rate of subsidiary operation in other jurisdiction	(0.71)%	4.78%	(0.04)%
Additional payments for previous year's corporate income taxes			14.01%
Effective income tax rate	-0.81%	4.33%	12.44%

The principal components of the deferred income tax asset and liabilities are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Deferred tax assets:
Accrued expenses	—	—	—
Tax loss carry forward	36,182,919	28,747,826	4,049,047
Gross deferred tax assets	36,182,919	28,747,826	4,049,047
Valuation allowance	(36,182,919)	(28,747,826)	(4,049,047)
Net deferred tax assets	—	—	—

Movement of the valuation allowance is as follows:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Balance as of January 1	63,563,642	56,542,077	36,182,919	5,096,258
Additions (utilization)	(6,223,503)	6,799,359	(1,936,931)	(272,811)
Write-offs	(798,062)	(27,158,517)	(5,498,162)	(774,400)
Balance as of December 31	56,542,077	36,182,919	28,747,826	4,049,047

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the future periods provided for in the tax law. As of December 31, 2023, operating loss carried forward amounted to RMB118.8million for the PRC and Hong Kong income tax purposes. The loss carrying forward expired from 2021. Valuation allowance of RMB36,182,919 and RMB28,747,826 was recorded as of December 31, 2022 and 2023 for the entities that are not more likely than not to realize the net operating loss carry forward.

Undistributed earnings of the Company’s PRC subsidiaries of approximately RMB595.1 million at December 31, 2023 are considered to be indefinitely reinvested and, accordingly, no provision for PRC dividend withholding tax has been provided thereon. Upon distribution of those earnings, in the form of dividends or otherwise, the Group would be subject to the then applicable PRC tax laws and regulations. The amounts of unrecognized deferred tax liabilities for these earnings are in the range of RMB29.8 million to RMB59.5 million, as the withholding tax rate of the profit distribution will be 5% or 10% depending upon whether the immediate offshore companies can enjoy the preferential withholding tax rate of 5%.

Aggregate undistributed earnings of the Company’s VIEs and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company were nil as of December 31, 2023. A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

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

12. Employee Benefit Plans

The Group’s PRC subsidiaries, VIEs and the VIEs’ subsidiaries are required by law to contribute a certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of such benefits. The total contribution for such employee benefits were RMB39.9 million, RMB19.9 million and RMB1.3 million for the years ended December 31, 2021, 2022 and 2023 which is recorded in operating costs and expenses in the consolidated statements of operations in the period those contributions are due. The Group has no ongoing obligation to its employees subsequent to its contributions to such employee benefit plans.

13. Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations and the Articles of Association of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is not available for dividend distribution. The Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are required to allocate 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries, VIEs and VIEs’ subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries, VIEs and VIEs’ subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to RMB57,961,029 and RMB57,993,936 as of December 31, 2022 and 2023, respectively. The Group has not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the share capital of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries of RMB244,217,537 and RMB244,212,177 as of December 31, 2022 and 2023, respectively, was considered restricted due to restrictions on the distribution of share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB302,178,566 and RMB302,239,020 as of December 31, 2022 and 2023, respectively.

14. Repurchase of shares

The Company announced up to USD10 million share repurchase program in February 2020. As of December 31, 2023, the Company had repurchased 1,922,180 ADSs as part of the program, at a total cost of USD2,109,847, approximately RMB13.4 million, inclusive of transaction charges.

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

During the years ended December 31, 2021, 2022 and 2023, significant related party transactions and balances were as follows:

a. Revenue from Related Parties

	Years Ended December 31
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
One-time commissions
Funds managed by Jupai Group	13,477,880	1,949,708	2,452,830	345,474
Investees of shareholder of the Company	—	178,028	—	—
Total one-time commissions	13,477,880	2,127,736	2,452,830	345,474
Funds managed by Jupai Group	102,896,582	32,433,896	19,719,200	2,777,391
Total recurring management fee	102,896,582	32,433,896	19,719,200	2,777,391
Funds managed by Jupai Group	10,025,528	391,248	—	—
Total recurring service fee	10,025,528	391,248	—	—
Enterprise management services	—	—	7,818,629	1,101,231
Total other service fee	—	—	7,818,629	1,101,231
Total revenue from related parties	126,399,990	34,952,880	29,990,659	4,224,096

b. Amounts due from Related Parties

As of December 31, 2022 and 2023, amounts due from related parties were comprised of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Service fee receivable	18,756,144	2,570,000	361,977
Loan to related parties	200,000,000	420,000,000	59,155,763
Loan to noncontrolling interest shareholder	—	—	—
Total amounts due from related parties	218,756,144	422,570,000	59,517,740

The amounts represent net of allowance for doubtful accounts of RMB69,880,157 and RMB75,443,757 as of December 31, 2022 and 2023, respectively. The loan of RMB200 million to related parties occurred in October 2019 and will expire in December 2025. The borrower is a limited partnership with a 100% controlled subsidiary of the company served as its general partner. After overall considering historical cooperation history, its financial status and economic condition, account allowance of RMB28,208,290 and nil was accrued as of December 31, 2022 and 2023. In December 2023, a loan of RMB210 million was provided to a related party under common control, after overall considering its financial status and economic condition, no account allowance was accrued as of December 31, 2023.

c. Deferred Revenue from Related Parties

As of December 31, 2022 and 2023, deferred revenue from related parties was comprised of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Funds managed by Jupai Group	2,091,273	1,903,302	268,074
Total deferred revenue	2,091,273	1,903,302	268,074

The amounts represent recurring management fees and recurring service fees received from the investment funds managed or served by the Group in advance.

d. Amounts due to Related Parties

As of December 31, 2022 and 2023, amounts due to related parties were as following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
Funds managed by Jupai Group	5,992,010	—	—
Investees of shareholder of the Company	—	—	—
Total amounts due to related parties	5,992,010	0	0

The amounts as of December 31, 2022 and 2023 mainly represent capital investments collected on behalf of investees.
16. Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating leases expiring at various dates.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2023 were as follows:

Years Ended December 31,	RMB
2024	4,884,270
2025	4,034,608
2026	—
Total	8,918,878

Rental expenses were RMB30,636,589, RMB14,876,505 and RMB4,754,041 during the years ended December 31, 2021, 2022 and 2023, respectively.

Contingencies

The Company does not have any pending legal or administrative proceedings to which the Company is a party that will have a material effect on its business or financial condition.

Investment commitments

The capital injection the company would be obligated to provide was nil for the year ended December 31,2023.

Additional Financial Information of Parent Company — Financial Statements Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Balance Sheets

(In RMB except for share data)

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	13,829,761	(227)	(32)
Other current assets	785,246	1,134,365	159,772
Total current assets	14,615,007	1,134,138	159,740
Investment in subsidiaries and VIE	658,901,691	637,819,558	89,835,006
Loan to subsidiaries	200,190,258	211,912,032	29,847,185
Total Assets	873,706,956	850,865,728	119,841,931
LIABILITIES
Other current liabilities	10,969,245	10,269,915	1,446,487
Amounts due to related parties — non-current	13,035,698	13,256,746	1,867,174
Total Liabilities	24,004,943	23,526,661	3,313,661
Ordinary Shares (USD0.0005 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 191,052,818 and 191,052,818 shares issued and outstanding, as of December 31, 2022 and 2023, respectively)	597,739	597,739	84,190
Additional paid-in capital	1,093,762,610	1,093,762,610	154,053,242
Accumulated deficit	(296,885,493)	(320,552,501)	(45,148,875)
Accumulated other comprehensive income	52,227,157	53,531,219	7,539,713
Total shareholders’ equity	849,702,013	827,339,067	116,528,270
TOTAL LIABILITIES AND SHAREHOLERS’ EQUITY	873,706,956	850,865,728	119,841,931

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Operations and Comprehensive Income

(In RMB)

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenues	—	—	—	—
Cost of revenues	(261,642)	—	—	—
Selling expenses	(166,959)	—	—	—
General and administrative expenses	(8,232,681)	(4,466,272)	(4,478,627)	(630,801)
Other income (loss)	1,286,845	—	—	—
Loss before taxes and loss from equity in subsidiaries and VIEs	(7,374,437)	(9,552,549)	(4,478,627)	(630,801)
Income (loss) from equity in subsidiaries and VIEs	(260,487,285)	24,377,678	(19,188,381)	(2,702,627)
Net income (loss)	(267,861,722)	19,911,406	(23,667,008)	(3,333,428)
Other comprehensive income (loss)	(4,761,513)	19,059,483	1,304,062	183,673
Comprehensive income (loss) attributable to ordinary shareholders	(272,623,235)	38,970,889	(22,362,946)	(3,149,755)

Additional Information —Financial Statement Schedule I

Jupai Holdings Limited

Financial Information of Parent Company

Condensed Statements of Cash Flows

(In RMB)

	Years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net income (loss)	(267,861,722)	19,911,406	(23,667,008)	(3,333,428)
Adjustment to reconcile net income to net cash provided by operating activities:
Share-based compensation	644,654	—	—	—
Income from equity in subsidiaries and VIEs	260,487,285	(24,377,678)	19,188,381	2,702,627
Changes in operating assets and liabilities:
Other current assets	353,726	444,811	(349,119)	(49,172)
Other current liabilities	9,212,858	(294,130)	(699,330)	(98,499)
Net cash provided by (used in) operating activities	2,836,801	(4,315,591)	(5,527,076)	(778,472)

Cash flows from investing activities:
Collection of loan to subsidiaries	79,696	—
Loan to subsidiaries			(8,327,112)	(1,172,849)
Proceeds from disposal of Non Linear	—	3,485,129	—	—
Net cash provided by (used in) investing activities	79,696	3,485,129	(8,327,112)	(1,172,849)

Cash flows from financing activities:
Repurchase of shares	(4,462,990)	(3,174,100)	—	—
Net cash provided by (used in) financing activities	(4,462,990)	(3,174,100)	—	—
Effect of exchange rate changes	(371,727)	170,292	24,200	3,408
Net decrease in cash and cash equivalents	(1,918,220)	(3,834,270)	(13,829,988)	(1,947,913)
Cash and cash equivalents — beginning of year	19,582,251	17,664,031	13,829,761	1,947,881
Cash and cash equivalents — end of year	17,664,031	13,829,761	(227)	(32)

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
3.
As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.
4.
Translations of amounts from RMB into USD are solely for the convenience of the readers and were calculated at the rate of USD1.00 for RMB7.0999 on December 31, 2023, representing the certificated exchange rate published by the Federal Reserve Board.